As filed with the Securities and Exchange Commission on June 18, 2007
Registration No. 333-142568

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PXRE Group Ltd.
(Exact name of Registrant as specified in its Charter)

Bermuda	6361	98-0214719
(State or other jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

PXRE House
110 Pitts Bay Road
Pembroke HM 08
Bermuda
(441) 296-5858
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation
111 Eighth Avenue
13th Floor
New York, New York 10011
(212) 894-8600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Linda E. Ransom, Esq. Dewey Ballantine LLP 1301 Avenue of the Americas New York, NY 10019 (212) 259-8000	Ronald B. Given, Esq. Argonaut Group, Inc. 10101 Reunion Place, Suite 500 San Antonio, TX 78216 (210) 321-8400	Michael Groll, Esq. LeBoeuf, Lamb, Greene & MacRae LLP 125 West 55th Street New York, NY 10019 (212) 424-8000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement and the conditions to the completion of the merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount to be	offering price	aggregate offering	Amount of
securities to be registered	registered(1)	per share	price(2)	registration fee(3)(4)
Common Shares of PXRE Group Ltd., par value $1.00 per share	240,099,293 common shares	N/A	$1,206,155,277.69	$37,028.97

(1)	Represents a bona fide estimate of the maximum number of shares of common stock that may be issued in connection with the merger described herein, calculated as the product of (a) 35,257,389, the aggregate number of shares of Argonaut Group, Inc., which we refer to as Argonaut, common stock that were outstanding on April 26, 2007 (assuming the exercise of all options), and (b) 6.8099, the maximum number of common shares of PXRE Group Ltd., which we refer to as PXRE, that will be exchanged for each share of Argonaut common stock.

(2)	Estimated solely for the purposes of calculating the registration fee required by Section 6(b) of the Securities Act and calculated pursuant to Rules 457(c) and 457(f)(1) under the Securities Act, the proposed maximum aggregate offering price of the registrant’s common shares was calculated based upon the market value of shares of Argonaut common stock (the securities to be cancelled in the merger) as follows: the product of (1) $34.21, the average of the high and low prices per share of Argonaut common stock on April 26, 2007, as quoted on the NASDAQ Global Select Market, multiplied by (2) 35,257,389, the aggregate number of shares of Argonaut common stock that were outstanding on April 26, 2007 (assuming the exercise of all options).

(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $30.70 per $1,000,000 of the proposed maximum aggregate offering price.

(4)	Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about PXRE and Argonaut from documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available for you to review at the Securities and Exchange Commission’s public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC’s website, www.sec.gov. You can also obtain those documents incorporated by reference into this joint proxy statement/prospectus, without charge, by requesting them in writing or by telephone or email from the appropriate company at the following addresses, telephone numbers and email addresses or obtaining them from each company’s website listed below:

PXRE Group Ltd. PXRE House 110 Pitts Bay Road Pembroke HM 08 Bermuda Attention: Shareholder Services (441) 296-5858 bob.myron@pxre.com www.pxre.com	Argonaut Group, Inc. 10101 Reunion Place, Suite 500 San Antonio, Texas 78216 Attention: Shareholder Services (210) 321-8400 investors@argonautgroup.com www.argonautgroup.com

Information contained on the PXRE and Argonaut websites is expressly not incorporated by reference into this joint proxy statement/prospectus.

You can also obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from Georgeson, Inc., the proxy solicitor for both PXRE and Argonaut, at the following address and telephone numbers:

17 State Street
New York, NY 10004

PXRE Shareholders (866) 577-4838 (toll-free)	Argonaut Shareholders (866) 574-4071 (toll-free)

If you would like to request documents, you must do so by July 18, 2007, so that you may receive them before the shareholder meetings.

See “Where You Can Find More Information” beginning on page 183.

TO THE SHAREHOLDERS OF
PXRE GROUP LTD. AND ARGONAUT GROUP, INC.

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

The board of directors of PXRE Group Ltd., which we refer to as PXRE, and the board of directors of Argonaut Group, Inc., which we refer to as Argonaut, have each unanimously approved a business combination of the two companies pursuant to an Agreement and Plan of Merger, dated as of March 14, 2007 and amended and restated as of June 8, 2007. Upon completion of the merger of a direct, wholly owned subsidiary of PXRE with and into Argonaut, PXRE will acquire Argonaut and Argonaut will become a direct, wholly owned subsidiary of PXRE.

If the merger is completed, Argonaut shareholders will have the right to receive 6.4672 PXRE common shares in exchange for each share of Argonaut common stock they hold, subject to adjustment in the event that (i) Argonaut’s special dividend to its shareholders is less than $60 million, or (ii) Argonaut pays certain other dividends, incurs losses on sales of assets and/or engages in dilutive sales or purchases of Argonaut shares. The number of PXRE common shares that Argonaut shareholders will be entitled to receive will be adjusted, proportionately among all PXRE common shareholders, upon completion of a reverse split of PXRE shares immediately after the merger (subject to the approval of PXRE’s shareholders), as described in the accompanying joint proxy statement/prospectus. PXRE will not issue fractional shares in connection with the merger or in connection with the reverse share split. The value of any fractional shares will be determined after completion of the reverse share split and will be paid in cash. The reverse share split would affect all of PXRE’s shareholders uniformly, including the former shareholders of Argonaut entitled to receive PXRE shares as merger consideration in the merger, and will not affect any shareholder’s percentage ownership interests in PXRE or proportionate voting power, except to the extent that the reverse share split would otherwise result in a shareholder owning a fractional share for which it will receive cash in lieu of such fractional share. The merger will be tax free to PXRE shareholders; however, PXRE shareholders will recognize gain or loss on any cash received in lieu of fractional shares they would be entitled to receive as a result of the reverse share split. Argonaut shareholders will recognize gain (but not loss) on the exchange of their shares of Argonaut common stock for common shares of PXRE and will recognize gain or loss on any cash received in lieu of fractional shares of PXRE.

Upon completion of the merger, PXRE’s name will be changed to “Argo Group International Holdings, Ltd.,” which we refer to as Argo Group.

PXRE common shares are listed and traded on the New York Stock Exchange, which we refer to as the NYSE, under the trading symbol “PXT.” We intend to apply to have the PXRE common shares delisted from the NYSE and listed on the NASDAQ Global Select Market, which we refer to as the NASDAQ, under the trading symbol “AGII” conditioned on and subject to the completion of the merger. Initially, a fifth character “D” will be appended to the “AGII” symbol for 20 trading days to reflect the reverse share split. Argonaut common stock, which is currently listed and traded on the NASDAQ under the trading symbol “AGII,” will be delisted upon completion of the merger.

Upon completion of the merger, we estimate that PXRE’s shareholders will own approximately 27% and Argonaut shareholders will own approximately 73% of the then-outstanding PXRE common shares.

Your vote is very important. We cannot complete the merger unless the PXRE shareholders approve the issuance of PXRE common shares and certain other proposals in connection with the merger and the Argonaut shareholders adopt the merger agreement. The completion of the merger is also subject to the satisfaction or waiver of several other conditions to the merger, including receiving approval from certain regulatory authorities. We are each holding a shareholder meeting for our shareholders to vote on these proposals. The places, dates and times of the shareholder meetings are as follows:

For PXRE shareholders:	For Argonaut shareholders:
July 25, 2007	July 25, 2007
10:30 a.m., local time	10:30 a.m., local time
PXRE House 110 Pitts Bay Road Pembroke, HM 08 Bermuda	Union Square First Floor Conference Room 10101 Reunion Place San Antonio, Texas 78216

Whether or not you plan to attend your company’s shareholder meeting, please take the time to vote by following the instructions on your proxy/voting instruction card.

We urge you to read this joint proxy statement/prospectus, and the documents incorporated by reference into this joint proxy statement/prospectus, carefully and in their entirety. In particular, see “Risk Factors” beginning on page 22.

We are very excited about the opportunities the proposed merger brings to both PXRE and Argonaut shareholders, and we thank you for your consideration and continued support.

Jeffrey L. Radke	Mark E. Watson III
President & Chief Executive Officer	President & Chief Executive Officer
PXRE Group Ltd.	Argonaut Group, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the securities to be issued in the merger, or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The Bermuda Monetary Authority and the Registrar of Companies accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this joint proxy statement/prospectus.

This joint proxy statement/prospectus is dated June 18, 2007, and is first being mailed to shareholders on or about June 20, 2007.

PXRE House
110 Pitts Bay Road
Pembroke HM 08
Bermuda

June 18, 2007

NOTICE OF
SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 25, 2007

To the Shareholders of PXRE Group Ltd.:

The special general meeting of the shareholders of PXRE Group Ltd., which we refer to as PXRE, will be held on Wednesday, July 25, 2007 at PXRE House, 110 Pitts Bay Road, Pembroke HM 08, Bermuda, at 10:30 a.m., local time, unless adjourned to a later date. The special general meeting is being held for the following purposes, all as described in the accompanying joint proxy statement/prospectus:

Proposal in connection with the proposed merger:

1. To approve the issuance of common shares of PXRE pursuant to the Agreement and Plan of Merger, dated as of March 14, 2007 and amended and restated as of June 8, 2007, by and among PXRE, PXMS Inc., a direct, wholly owned subsidiary of PXRE, and Argonaut Group, Inc., a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus;

Proposals conditioned upon and subject to the completion of the merger:

2. To approve the reverse split of the common shares of PXRE at a ratio of one share of PXRE for each ten shares of PXRE held or entitled to be received in the merger;

3. To approve the change of name of “PXRE Group Ltd.” to “Argo Group International Holdings, Ltd.”;

4. To approve an increase in the authorized share capital of PXRE from $380 million to $530 million;

5. To increase the maximum number of directors of PXRE from 11 directors to 13 directors (if the affirmative vote of 66 2/3% of the voting power of the outstanding shares is obtained) or to 12 directors;

6. To approve an amendment and restatement of PXRE’s memorandum of association;

7. To approve an amendment and restatement of PXRE’s bye-laws (some of which amendments require the affirmative vote of 66 2/3% of the voting power of the outstanding shares);

Adjournments of the Meeting; Other Action:

8. To approve adjournments of the PXRE special general meeting to a later date, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special general meeting to approve the above proposals; and

9. To approve actions upon any other business that may properly come before the special general meeting or any reconvened meeting following an adjournment of the special general meeting.

These items are described in the accompanying joint proxy statement/prospectus, and we urge you to read it carefully.

On March 13, 2007, after careful consideration, PXRE’s board of directors unanimously determined that the merger is in the best interests of PXRE and its shareholders and unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the issuance of PXRE common shares pursuant to the merger agreement. PXRE’s board of directors unanimously recommends that you vote FOR the issuance of PXRE common shares pursuant to the merger agreement and each of the other proposals listed above.

Pursuant to a general permission issued by the Bermuda Monetary Authority in 2005, PXRE may issue its common shares to non-residents without the prior permission of the Bermuda Monetary Authority provided its shares are listed on an appointed stock exchange which, by definition, includes the NYSE and NASDAQ.

Your vote is very important. The increase of the maximum number of directors of PXRE from 11 directors to 13 directors and certain other amendments to PXRE’s bye-laws require the affirmative vote of 66 2/3% of the voting power of the outstanding PXRE shares. The remaining proposals are required to be approved by an ordinary resolution, that is, a simple majority of the votes cast on the Item. To ensure that your PXRE shares are represented at the special general meeting, please complete, date, sign and return the enclosed proxy/voting instruction card and mail it promptly in the envelope provided. Shares represented at the special general meeting by a properly executed and returned proxy/voting instruction card will be voted at the special general meeting in accordance with the instructions noted thereon, or, if no instructions are noted, the proxy/voting instruction card will be voted in favor of the proposals set forth above. Completing a proxy/voting instruction card now will not prevent you from being able to vote at the special general meeting by attending in person and casting a vote but will help to secure a quorum and avoid additional solicitation costs. Any proxy/voting instruction card given may be revoked by delivery to us, at least two (2) hours prior to the commencement of the special general meeting, either by a written notice of such revocation or a duly executed proxy/voting instruction card bearing a later date at PXRE’s mailing address, P.O. Box HM 1282, Hamilton HM 08, Bermuda, Attn: Secretary, or by attending the special general meeting and voting in person.

All PXRE shareholders are cordially invited to attend this special general meeting, although only those shareholders of record at the close of regular trading on the NYSE on June 4, 2007 will be entitled to receive notice of, and to vote at, the PXRE special general meeting or any adjournment thereof.

Your vote is very important. Whether or not you plan to be present at the special general meeting, please complete, sign, date and return the enclosed proxy/voting instruction card.

By Order of the Board of Directors,

David J. Doyle
Secretary

June 18, 2007

10101 Reunion Place, Suite 500
San Antonio, Texas 78216

NOTICE OF
SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 25, 2007

To the Shareholders of Argonaut Group, Inc.:

A special meeting of shareholders of Argonaut Group, Inc., which we refer to as Argonaut, will be held on Wednesday, July 25, 2007 at 10101 Reunion Place, San Antonio, Texas in the Union Square First Floor Conference Room, at 10:30 a.m., local time, unless adjourned to a later date. The special meeting is being called for the following purposes:

1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of March 14, 2007, and amended and restated as of June 8, 2007, by and among PXRE Group Ltd., PXMS Inc., a direct, wholly owned subsidiary of PXRE Group Ltd., and Argonaut, whereby PXMS Inc. will merge with and into Argonaut, with Argonaut as the surviving company. A copy of the merger agreement is included as Annex A to the accompanying joint proxy statement/prospectus;

2. To approve adjournments of the special meeting to a later date if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the above proposals; and

3. To consider and take action upon any other business that may properly come before the special meeting or any reconvened meeting following an adjournment of the special meeting.

These items are described in the accompanying joint proxy statement/prospectus and we urge you to read it carefully. Only shareholders who owned shares of Argonaut common stock at the close of business on June 4, 2007, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournment of it. A list of such shareholders will be open to examination by any shareholder at the special meeting and for a period of ten (10) days prior to the date of the special meeting during ordinary business hours at the Argonaut Group, Inc. Corporate Offices, 10101 Reunion Place, Suite 500, San Antonio, Texas 78216.

On March 14, 2007, after careful consideration, Argonaut’s board of directors unanimously determined that the merger is advisable, fair to and in the best interests of Argonaut and its shareholders and unanimously approved the merger agreement and the proposed merger. Argonaut’s board of directors unanimously recommends that you vote FOR each of the proposals listed above, all of which are described in detail in the accompanying joint proxy statement/prospectus.

Under Delaware law, appraisal rights will not be available to Argonaut shareholders in connection with the merger.

Your vote is very important. The affirmative vote of the holders of a majority of the outstanding shares of Argonaut common stock is necessary to approve and adopt the merger agreement. To ensure that your shares of Argonaut stock are represented at the special meeting, please complete, date, sign and return the enclosed proxy/voting instruction card and mail it promptly in the envelope provided or vote your shares by telephone or over the Internet as described in the accompanying joint proxy statement/prospectus. Completing a proxy/voting instruction card now will not prevent you from being able to vote at the special meeting by attending in person and casting a vote but will help to secure a quorum and avoid added solicitation costs.

Argonaut’s shareholders may revoke their proxy/voting instruction card in the manner described in the accompanying joint proxy statement/prospectus before it has been voted at the special meeting.

All Argonaut shareholders are cordially invited to attend this special meeting, although only those shareholders of record at the close of business on June 4, 2007 will be entitled to receive notice of, and to vote at, the special meeting or any adjournment thereof.

Your vote is very important. Whether or not you plan to be present at the special meeting, please complete, sign, date and return the enclosed proxy/voting instruction card or vote by telephone or over the Internet as provided on the proxy/voting instruction card.

By Order of the Board of Directors,

Craig S. Comeaux
Secretary

June 18, 2007

i

QUESTIONS AND ANSWERS
ABOUT THE SHAREHOLDER MEETINGS AND THE MERGER

The following questions and answers briefly address some commonly asked questions about the shareholder meetings and the merger. They do not include all the information that may be important to you. PXRE and Argonaut urge you to read carefully this entire joint proxy statement/prospectus, including the annexes and the other documents referenced in this joint proxy statement/prospectus. Except where specifically noted, the following information and all other information in this joint proxy statement/prospectus do not take into account the reverse share split described in the section entitled “PXRE Special General Meeting — Proposals to be Considered at the PXRE Special General Meeting — Reverse Share Split.”

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	PXRE and Argonaut have agreed to enter into a merger transaction whereby a subsidiary of PXRE would be merged with and into Argonaut with Argonaut shareholders receiving PXRE common shares in exchange for their common stock in connection with the merger. The terms of the merger are set forth in the Agreement and Plan of Merger, dated as of March 14, 2007 and amended and restated as of June 8, 2007, which we refer to as the merger agreement, that is described in this joint proxy statement/prospectus. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

To complete the merger, PXRE shareholders must vote to approve the issuance of PXRE common shares and certain other proposals in connection with the merger and Argonaut shareholders must vote to adopt the merger agreement. PXRE will hold its special general meeting, which we refer to as the special general meeting, and Argonaut will hold a separate special meeting, which we refer to as the special meeting, of their respective shareholders to obtain these approvals. See the sections entitled “PXRE Special General Meeting” and “Argonaut Special Meeting.”

This joint proxy statement/prospectus, which you should read carefully, contains important information about the merger, the merger agreement and the shareholder meetings. The enclosed voting materials allow you to vote your shares without attending your company’s shareholder meeting.

Your vote is very important. We encourage you to vote as soon as possible.

Q:	How do I vote?

A:	You may vote before your shareholder meeting in one of the following ways:

•	for Argonaut shareholders, use the phone number shown on your proxy/voting instruction card;

•	for Argonaut shareholders, visit the website shown on your proxy/voting instruction card to vote over the Internet; or

•	for PXRE shareholders and Argonaut shareholders, complete, sign, date and return the enclosed proxy/voting instruction card in the enclosed postage-paid envelope.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker does not have authority to vote on the proposals in connection with the merger without instruction from you. Your broker will vote your shares held by it in “street name” only if you provide instructions to it on how to vote with respect to these matters. You should follow the directions your broker provides.

Q:	What if I do not vote my shares on the matters relating to the merger?

A:	If you are a PXRE shareholder and you fail to respond with a vote or instruct your broker how to vote on the proposal to issue PXRE common shares in connection with the merger, which we refer to as a broker non-vote, your vote will not be counted towards determining whether the required number of votes on the proposal have been voted in favor of the proposal. With respect to those matters requiring a special resolution of the PXRE shareholders (that is a resolution passed by the affirmative vote of 66 2/3% of the voting power of the outstanding PXRE shares entitled to vote on the matter), if you respond and abstain from voting, your abstention from voting will have the same effect as a vote against such proposals. If you respond but do not indicate how you want to vote on the proposal, your proxy/voting instruction card will be counted as a vote in favor of the proposal.

If you are an Argonaut shareholder and you fail to respond with a vote or instruct your broker how to vote on the merger proposal, it will have the same effect as a vote against the proposal. If you respond and abstain from voting, your proxy/voting instruction card will have the same effect as a vote against the proposal. If you respond but do not indicate how you want to vote on the proposal, your proxy/voting instruction card will be counted as a vote in favor of the proposal.

Q:	When is the merger expected to be completed?

A:	If the requisite approvals of the shareholders of PXRE and Argonaut are obtained, we expect to complete the merger as soon as practicable after the satisfaction of the other conditions to the merger, including the receipt of required regulatory approvals. There may be a substantial period of time between the approval of the shareholders at the PXRE and Argonaut shareholder meetings and the effectiveness of the merger. We currently anticipate that the merger will be completed by August 31, 2007.

Q:	Is the merger taxable?

A:	PXRE and Argonaut expect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (as amended from time to time), which we refer to as the Code. Even if the merger qualifies as such a reorganization, for United States federal income tax purposes, holders of Argonaut common stock whose shares of Argonaut common stock are exchanged in the merger for common shares of PXRE will recognize gain (but not loss) on such exchange in accordance with Section 367(a) of the Code. Moreover, the holders of Argonaut common stock will recognize gain or loss on any cash received in lieu of fractional PXRE common shares. The merger will be tax free to PXRE shareholders; however, PXRE shareholders will recognize gain or loss on any cash received in lieu of fractional shares they would be entitled to receive as a result of the reverse share split.

If, contrary to the expectations of PXRE and Argonaut, the merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences will be the same as described above with the exception that holders of Argonaut common stock will recognize gain or loss on the exchange of Argonaut common stock for PXRE common shares pursuant to the merger (such gain or loss will be the difference between the fair market value, at the time of the exchange, of the PXRE common shares received and the adjusted basis of the Argonaut common stock exchanged).

Tax matters are very complicated, and the tax consequences of the merger to a particular shareholder will depend in part on such shareholder’s circumstances. Argonaut and PXRE shareholders are urged to read the discussion in the section entitled “Material Tax Considerations — Tax Consequences of the Merger” beginning on page 119 of this joint proxy statement/prospectus and to consult their tax advisors as to the United States federal income tax consequences of the merger, as well as the effect of state, local and non-United States tax laws.

Q:	Who can answer questions about the merger?

A:	If you have any questions about the merger or your shareholder meeting, need assistance in voting your shares, or need additional copies of this joint proxy statement/prospectus or the enclosed proxy/voting instruction card:

Both PXRE and Argonaut shareholders should contact:

Georgeson, Inc.
17 State Street
New York, New York 10004

PXRE Shareholders:	Argonaut Shareholders:
(866) 577-4838 (toll-free)	(866) 574-4071 (toll-free)

Q:	What should I do now?

A:	You should read this joint proxy statement/prospectus carefully, including the annexes. If you own shares in your own name, return your completed, signed and dated proxy/voting instruction card by mail in the enclosed postage-paid envelope (or, for Argonaut shareholders, vote by telephone or over the Internet) as soon as possible so that your shares will be represented and voted at your shareholder meeting. If your shares are held in “street name” through a broker, bank or other nominee, please follow the voting instructions provided by your broker, bank or other nominee.

Q:	Should I send in my share certificates now?

A:	No. Shareholders should not send in any share certificates now. After the merger is completed, the exchange agent will send shareholders a letter of transmittal explaining what they must do to exchange their share certificates.

Q:	If I am going to attend my shareholder meeting, should I return my proxy/voting instruction card?

A:	Yes. Returning your signed and dated proxy/voting instruction card (or, for Argonaut shareholders, voting by telephone or over the Internet) ensures that your shares will be represented and voted at your shareholder meeting. See “PXRE Special General Meeting — How to Vote” beginning on page 63 and “Argonaut Special Meeting — How to Vote” beginning on page 77.

Q:	What does it mean if I receive multiple proxies?

A:	If you receive multiple proxies, your shares may be registered in more than one account, such as a brokerage account and a 401(k) account. It is important that you complete, sign, date and return each proxy/voting instruction card you receive (or, for Argonaut shareholders, vote by telephone or over the Internet) as described in the section entitled “The PXRE Special General Meeting — How to Vote” for PXRE shareholders and the section entitled “The Argonaut Special Meeting — How to Vote” for Argonaut shareholders.

Q:	Can I change my vote after I deliver my proxy/voting instruction card?

A:	Yes. You may change your vote at any time before the vote takes place at your shareholder meeting. To change your vote, you may submit a new proxy/voting instruction card by mail (or, for Argonaut shareholders, submit a new proxy/voting instruction card by telephone or over the Internet). A PXRE shareholder of record may also send a signed written notice delivered to PXRE’s Corporate Secretary at least two (2) hours prior to the commencement of the PXRE special general meeting stating that he/she would like to revoke his/her proxy/voting instruction card and an Argonaut shareholder of record may send a signed written notice to Argonaut’s Corporate Secretary stating that he/she would like to revoke his/her proxy/voting instruction card. If your shares are held in a “street name” account, you must contact your broker, bank or other nominee to change your vote.

You may also change your vote by attending your shareholder meeting and voting in person. However, if you elect to vote in person at the shareholder meeting and your shares are held by a broker, bank or other nominee, you must bring to the meeting a legal proxy from the broker, bank or other nominee authorizing you to vote the shares.

Q:	Where can I find more information about PXRE and Argonaut?

A:	You can find more information about PXRE and Argonaut from various sources described under “Where You Can Find More Information” beginning on page 183.

SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus and may not include all the information that is important to you. To understand fully the proposed merger, and for a more detailed description of the terms and conditions of the merger and certain other matters being considered at your shareholder meeting, you should read this entire joint proxy statement/prospectus and the documents to which we have referred you. See “Where You Can Find More Information” beginning on page 183. We have included page references parenthetically in this summary to direct you to a more detailed description of each topic presented in this summary.

THE COMPANIES

Information about PXRE (See page 142)

PXRE is an insurance holding company organized in Bermuda. PXRE historically provided reinsurance products and services to a worldwide marketplace through its subsidiary operations located in Bermuda, Europe and the United States. PXRE’s primary focus historically was providing property catastrophe reinsurance and retrocessional coverage. PXRE also provided marine, aviation and aerospace products and services. In February 2006, PXRE announced that it would be increasing its estimates of the net pre-tax impact of Hurricanes Katrina, Rita and Wilma on PXRE’s operating results for the year ended December 31, 2005 and also first announced PXRE’s intention to explore strategic alternatives due to the potential negative impact on PXRE’s credit ratings resulting from the hurricane losses. Following these announcements, PXRE’s counterparty credit and financial strength ratings were downgraded by the major rating agencies to a level that was generally unacceptable to many of PXRE’s reinsurance clients. These ratings downgrades have had a significant negative impact on PXRE’s operating results and profitability because they have impaired PXRE’s ability to retain and renew PXRE’s existing reinsurance business. At March 31, 2007, PXRE had consolidated assets of approximately $1,253,300,000 and consolidated shareholders’ equity of approximately $490,300,000. For more information on PXRE and its business, see “Where You Can Find More Information” beginning on page 183.

PXRE GROUP LTD.
110 Pitts Bay Road
Pembroke HM 08
Bermuda
(441) 296-5858
www.pxre.com

Concurrently with the announcement of the merger, PXRE also announced the formation of a new Bermuda based reinsurance subsidiary, Peleus Reinsurance Ltd., which we refer to as Peleus Re. Peleus Re will focus on underwriting medium to small commercial property reinsurance risks on a pro rata and risk excess basis, and property catastrophe reinsurance risk on a controlled basis. It is also expected to provide reinsurance of casualty risks. Following the merger, Peleus Re will provide quota share reinsurance to Argonaut for its property and casualty risks.

Information about Argonaut (See page 147)

Argonaut, a Delaware corporation, is, through its subsidiaries, a national underwriter of specialty insurance products in niche areas of the property and casualty market. Argonaut provides a variety of specialty products in all 50 states on both an admitted and non-admitted basis, underwriting multi-line coverages in three ongoing segments: Excess and Surplus Lines, Select Markets and Public Entity. Argonaut is headquartered in San Antonio, Texas. At March 31, 2007, Argonaut had consolidated assets of approximately $3,818,600,000 and consolidated stockholders’ equity of approximately $882,100,000. For more information on Argonaut and its business, see “Where You Can Find More Information” beginning on page 183.

ARGONAUT GROUP, INC.
10101 Reunion Place, Suite 500
San Antonio, TX 78216
(210) 321-8500
www.argonautgroup.com

Information about PXMS Inc.

PXMS Inc., which we refer to as PXMS, is a direct, wholly owned subsidiary of PXRE, which was formed exclusively for the purpose of completing the merger.

Information about the Resulting Company

Upon completion of the merger, the resulting company, which we refer to as Argo Group, will operate as a combined business including underwriting insurance products in Argonaut’s three ongoing business segments: Excess and Surplus Lines, Select Markets and Public Entity, as well as in a fourth business segment, Reinsurance, through Peleus Re.

THE MERGER AND THE MERGER AGREEMENT

The Merger (See page 80)

On March 14, 2007, PXRE, PXMS and Argonaut entered into the merger agreement which was subsequently amended and restated as of June 8, 2007 and which provides for the merger of PXMS with and into Argonaut, with Argonaut surviving as a direct, wholly owned subsidiary of PXRE. At the effective time of the merger, Argonaut shareholders will be entitled to receive newly issued PXRE common shares for their shares of Argonaut common stock. The number of PXRE common shares that Argonaut shareholders will receive will be based on an exchange ratio. The exchange ratio as specified in the merger agreement provides that Argonaut shareholders will be entitled to receive 6.4672 PXRE common shares in exchange for each share of Argonaut common stock they hold, subject to adjustment in the event that (i) Argonaut’s special dividend to its shareholders is less than $60 million, or (ii) Argonaut pays certain other dividends, incurs losses on sales of assets and/or engages in dilutive sales or purchases of Argonaut shares. The number of PXRE common shares that Argonaut shareholders will be entitled to receive will be adjusted, proportionately among all PXRE common shareholders, upon completion of a reverse share split of PXRE shares immediately after the merger (subject to the approval of PXRE’s shareholders), as described below. PXRE will not issue fractional shares in connection with the merger or in connection with the reverse share split. The value of any fractional shares will be determined after completion of the reverse share split and will be paid in cash. The reverse share split would affect all of PXRE’s shareholders uniformly, including the former shareholders of Argonaut entitled to receive PXRE shares as merger consideration in the merger, and will not affect any shareholder’s percentage ownership interests in PXRE or proportionate voting power, except to the extent that the reverse share split would otherwise result in a shareholder owning a fractional share for which it will receive cash in lieu of such fractional share.

The exchange ratio will not be adjusted based on changes in market price, although the exchange ratio is subject to adjustment to prevent dilution under certain circumstances. Because we cannot predict the market price of PXRE common shares at the effective time of the transactions, we cannot predict the value of the PXRE common shares Argonaut shareholders will receive. The value of the consideration received for each share of Argonaut common stock at that time, based on reported market prices, may be significantly higher or lower than the value of the consideration on the date of this joint proxy statement/prospectus.

Upon completion of the merger, we estimate that PXRE’s shareholders will own approximately 27% and Argonaut shareholders will own approximately 73% of the then-outstanding PXRE common shares.

Prior to or following the closing of the merger, the parties intend to review the capital structure of the resulting company and consider financing alternatives. As a result of such review, Argonaut may seek to incur additional indebtedness either through the issuance of public or private debt or through bank or other financing. The funds raised by the incurrence of such additional indebtedness may be used to repay existing indebtedness of the parties, including amounts borrowed under Argonaut’s credit facility to fund the special dividend, PXRE’s outstanding trust preferred securities and Argonaut’s outstanding trust preferred securities, or for general corporate purposes of the resulting company, including additions to working capital, capital expenditures, investments in subsidiaries or acquisitions.

Upon completion of the merger, the parties intend to have the PXRE common shares delisted from the New York Stock Exchange, which we refer to as the NYSE, and listed on the NASDAQ Global Select Market, which we refer to as the NASDAQ, under the trading symbol “AGII.” Initially, a fifth character “D” will be appended to the “AGII” symbol for 20 trading days to reflect the reverse share split. PXRE’s name will be changed to “Argo Group International Holdings, Ltd.” The common stock of Argonaut will be delisted from the NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act.

In addition to the approval by the PXRE shareholders of the issuance of common shares of PXRE in the merger and the approval by the Argonaut shareholders of the merger agreement, there are a number of conditions to the completion of the merger, several of which require shareholder approval. These are described below under “Shareholder Meetings, Actions to be Taken and Recommendations of the Boards of Directors.” We currently expect to complete the merger by August 31, 2007, subject to the receipt of required shareholder and regulatory approvals and satisfaction or, where permitted, waiver of the other conditions to completion of the merger.

A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. PXRE and Argonaut encourage you to read the entire merger agreement carefully because it is the principal document governing the merger.

The initial proposal regarding a merger with Argonaut contemplated the departure of PXRE’s chief executive officer, who is also a member of the PXRE board of directors, and the conversion of PXRE’s outstanding convertible preferred shares, the holders of which nominated three of the members of the PXRE board of directors. In order to avoid potential conflicts with these directors, a special committee of independent directors of the PXRE’s board of directors, which we refer to as the special committee, was formed upon PXRE’s receipt of the initial merger proposal in late November 2006 to negotiate the merger agreement with Argonaut, a separation agreement with PXRE’s chief executive officer, and a voting and conversion agreement, which we refer to as the voting agreement, with the PXRE preferred shareholders, as described below.

The Voting Agreement (See page 140)

In April 2002, PXRE sold convertible preferred shares to Capital Z Partners, Ltd. and affiliates, Reservoir Capital Management L.L.C. and affiliates and RER Reinsurance Holdings, L.P., which we collectively refer to as the PXRE preferred shareholders. The PXRE preferred shareholders also hold PXRE convertible common shares and PXRE common shares. The PXRE preferred shareholders have a right to nominate four directors for election to the PXRE board of directors. Currently, there are three directors serving on the PXRE board of directors who were so nominated: Bradley E. Cooper and Jonathan Kelly, who are partners of Capital Z Partners, Ltd., and Craig A. Huff, who is President and co-founder of Reservoir Capital Group.

The terms of the PXRE convertible preferred shares provide the PXRE preferred shareholders with the ability to veto certain corporate actions by PXRE, including the merger with Argonaut. In addition, in the course of the merger negotiations between PXRE and Argonaut, Argonaut requested that PXRE have only one class of equity securities outstanding following the merger. In order to obtain the consent of the PXRE preferred shareholders to the merger and to provide for the conversion of the convertible preferred shares and convertible common shares into PXRE common shares, PXRE and Argonaut entered into the voting agreement with the PXRE preferred shareholders pursuant to which the PXRE preferred shareholders consented to the merger and the convertible preferred shares will be converted into common shares of PXRE immediately prior to the merger at a reduced conversion price of $6.24. The reduction of the conversion price to $6.24 per share will result in dilution to PXRE common shareholders of approximately 5.0% more than what would have resulted from the conversion of the convertible preferred shares at $11.18 per share, the conversion price which otherwise would have been applicable as of March 31, 2007.

The voting agreement will terminate on the earliest of (a) the effective time of the merger, (b) the termination of the merger agreement and (c) August 31, 2007.

Mr. Cooper, a PXRE director who is a partner of Capital Z Partners, Ltd., one of the PXRE preferred shareholders, is expected to continue as a director of the resulting company after the merger.

A copy of the voting agreement is attached as Annex D to this joint proxy statement/prospectus. PXRE and Argonaut encourage you to read the voting agreement carefully.

Treatment of Options and Other Equity-Based Awards

When we complete the merger, all outstanding options to purchase PXRE common shares held by existing option holders will become exercisable and will continue in full force and effect. All outstanding restricted shares will vest and continue outstanding except for 137,263 restricted shares granted in 2007 to non-executive officers, which vest over four years.

With the exception of the possible acceleration of vesting of certain outstanding equity awards held by the five executive officers named in Argonaut’s annual proxy statement dated March 30, 2007 and one other executive officer of Argonaut, when we complete the merger, all equity awards outstanding as of the effective time of the merger will be converted into equivalent equity awards of Argo Group. Each outstanding vested and unvested option to acquire shares of Argonaut common stock will be automatically converted into an option to acquire a number of whole common shares of PXRE equal to the product of the number of shares of Argonaut common stock that were subject to the original Argonaut stock option multiplied by the exchange ratio (rounded down to the nearest whole share) at a per share exercise price of the original Argonaut stock option divided by the exchange ratio (rounded up to the nearest whole cent). Upon completion of the reverse share split, proportionate adjustments will be made to the per share exercise price and the number of shares issued upon the exercise of all outstanding options entitling the holders to purchase Argo Group common shares, which will result in approximately the same aggregate amount being required to be paid for such options upon exercise immediately preceding the reverse share split. The unvested number of shares in a restricted stock grant will be converted into a number of whole common shares of an Argo Group restricted share grant equal to the product of the number of unvested shares of Argonaut stock that were subject to the original Argonaut restricted stock grant multiplied by the exchange ratio (rounded down to the nearest whole share). The resulting number of shares will then be divided by ten to reflect the reverse share split and rounded down to the nearest whole share to eliminate fractional shares. No fractional shares will be issued and no cash payment for fractional shares will be made to holders of unvested restricted stock grants. Each converted Argonaut stock option will otherwise continue unaltered and have substantially the same terms and conditions as were in effect immediately prior to the completion of the transactions, including, as applicable, vesting and term of exercise, and no other change will be made to each unvested restricted stock grant, and the terms and conditions in effect immediately before the completion of the transactions, including vesting, will be unchanged, except in each case as described in “The Merger — Effect of the Merger; Consideration to be Received in the Merger; Treatment of Options and Other Equity-Based Awards” beginning on page 80.

The reverse share split will be achieved under Bermuda law by (i) the consolidation and division of PXRE’s shares into a larger par value, (ii) the cancellation of the excess par value in the amount of $9.00 per share which was created by step (i) above, and (iii) the re-characterization of the cancelled par value as contributed surplus.

United States Federal Income Tax Consequences of the Merger to PXRE and Argonaut Common Shareholders (See page 121)

PXRE and Argonaut expect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Even if the merger qualifies as such a reorganization, for United States Federal income tax purposes, holders of Argonaut common stock whose shares of Argonaut common stock are exchanged in the merger for shares of PXRE common shares will recognize gain (but not loss) on such exchange in accordance with Section 367(a) of the Code. Moreover, the holders of Argonaut common stock will recognize gain or loss on any cash received in lieu of fractional PXRE common shares. The merger will be tax free to PXRE shareholders; however, PXRE shareholders will recognize gain or loss on any cash received in lieu of fractional shares they would be entitled to receive as a result of the reverse share split.

If, contrary to the expectations of PXRE and Argonaut, the merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code, the United States federal income tax consequences will be the same as described above with the exception that holders of Argonaut common stock will recognize gain or loss on the exchange of Argonaut common stock for PXRE common shares pursuant to the merger (such gain or loss will be the difference between the fair market value, at the time of the exchange, of the PXRE common shares received and the adjusted basis of the Argonaut common stock exchanged).

Argonaut intends to treat the special cash dividend to be paid to Argonaut common shareholders as a distribution with respect to Argonaut common stock, and not as consideration in connection with the merger.

Tax matters are very complicated, and the tax consequences of the merger to a particular shareholder will depend in part on such shareholder’s circumstances. Argonaut and PXRE shareholders are urged to read the discussion in the section entitled “Material Tax Considerations — Tax Consequences of the Merger” beginning on page 119 of this joint proxy statement/prospectus and to consult their tax advisors as to the United States federal income tax consequences to them of the merger, as well as the effect of state, local and non-United States tax laws.

Shareholder Meetings, Actions to be Taken and Recommendations of the Boards of Directors

PXRE (See page 60)

The PXRE special general meeting will be held at 10:30 a.m., local time, on Wednesday, July 25, 2007, at PXRE House 110 Pitts Bay Road Pembroke HM 08 Bermuda. At the PXRE special general meeting, shareholders of PXRE are being asked to consider and vote on the following proposals, which, if approved by the shareholders, would be effective only upon completion of the merger:

•	to approve the issuance of common shares of PXRE pursuant to the merger agreement;

•	to approve a reverse split of the common shares of PXRE, at a ratio of one share of PXRE for each ten shares of PXRE held or entitled to be received in the merger;

•	to approve the change of name of “PXRE Group Ltd.” to “Argo Group International Holdings, Ltd.”;

•	to approve an amendment to PXRE’s bye-laws, to increase the maximum number of directors that may constitute the entire board of directors of PXRE from 11 to 13 directors (if the affirmative vote of 66 2/3% of the voting power of the outstanding shares is obtained) or to 12 directors;

•	to approve an increase in the authorized share capital of PXRE from $380 million to $530 million;

•	to approve an amendment and restatement of PXRE’s memorandum of association; and

•	to approve an amendment and restatement of PXRE’s bye-laws (some of which amendments require the affirmative vote of 66 2/3% of the voting power of the outstanding shares).

Other than as specified above, the foregoing proposals are required to be approved by an ordinary resolution, that is, a simple majority of the votes cast on the Item. See “PXRE Special General Meeting — Proposals to be Considered at the PXRE Special Meeting” beginning on page 64.

THE MERGER WILL NOT BE COMPLETED UNLESS PXRE SHAREHOLDERS APPROVE THE ISSUANCE OF COMMON SHARES OF PXRE PURSUANT TO THE MERGER AGREEMENT. IN ADDITION, THE MERGER WILL NOT BE COMPLETED UNLESS THE REVERSE SPLIT OF THE COMMON SHARES OF PXRE AND THE CHANGE OF PXRE’S NAME TO “ARGO GROUP INTERNATIONAL HOLDINGS, LTD.,” ARE APPROVED BY PXRE SHAREHOLDERS OR ARE WAIVED BY ARGONAUT.

After careful consideration, the PXRE board of directors on March 13, 2007, acting upon the unanimous recommendation of the special committee, unanimously approved the merger agreement and the transactions contemplated thereby, including each of the foregoing proposals. For the factors considered by the PXRE board of directors in reaching its decision to approve the merger agreement and the transactions contemplated thereby, including each of the foregoing proposals, see the section entitled “The Merger — PXRE’s Reasons for the Merger and Recommendation of PXRE’s Board of Directors” beginning on page 86. The PXRE board of directors believes that the merger is advisable and in the best interests of PXRE and its shareholders, and unanimously recommends that the PXRE shareholders vote FOR each of the foregoing proposals.

In addition, PXRE shareholders are being asked to vote upon the following proposals at the special general meeting:

•	to approve any proposal to adjourn the PXRE special general meeting to a later date, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special general meeting to approve the above proposals; and

•	to approve actions upon any other business that may properly come before the special general meeting or any reconvened meeting following an adjournment of the special general meeting.

The PXRE board of directors unanimously recommends that the PXRE shareholders vote FOR each of the foregoing proposals.

Argonaut (See page 75)

The Argonaut special meeting will be held on Wednesday, July 25, 2007, at 10:30 a.m., local time, at 10101 Reunion Place, San Antonio, Texas in the Union Square First Floor Conference Room. At the Argonaut special meeting, holders of Argonaut common stock are being asked to consider and vote on the following proposals:

•	to approve the merger agreement;

•	to approve any proposal to adjourn the Argonaut special meeting to a later date, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of Argonaut’s special meeting to approve the above proposals; and

•	to approve actions upon any other business that may properly come before the special meeting or any reconvened meeting following an adjournment of the special meeting.

The affirmative vote of the holders of a majority of the outstanding shares of Argonaut common stock is necessary to approve and adopt the merger agreement.

THE MERGER WILL NOT BE COMPLETED UNLESS ARGONAUT SHAREHOLDERS APPROVE THE MERGER AGREEMENT.

After careful consideration, the Argonaut board of directors, on March 14, 2007, unanimously approved the merger agreement. For the factors considered by the Argonaut board of directors in reaching its decision to approve the merger agreement, see the section entitled “The Merger — Argonaut’s Reasons for the Merger and Recommendation of the Merger by the Argonaut Board of Directors” beginning on page 89. Argonaut’s board of directors believes that the merger is advisable, fair to and in the best interests of Argonaut and its shareholders, and unanimously recommends that Argonaut shareholders vote FOR the foregoing proposals.

Opinion of PXRE’s Financial Advisor (See page 91)

Keefe, Bruyette & Woods, Inc., which we refer to as KBW, acted as the financial advisor to the special committee in connection with the merger. On March 12, 2007, KBW delivered its oral opinion to the special committee, which was subsequently confirmed by delivery of a written opinion, dated March 12, 2007, that, as of that date and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration paid in the merger, after giving effect to the transactions contemplated by the voting agreement with the PXRE preferred and convertible common shareholders was fair from a financial point of view to the holders of the PXRE common shares (other than the PXRE common shareholders party to the voting agreement). The full text of KBW’s written opinion, dated March 12, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is attached to this joint proxy statement/prospectus as Annex E. A summary of KBW’s opinion is set forth in this joint proxy statement/prospectus and is qualified by reference to the full text of its opinion, which we urge you to read in its entirety. KBW provided its opinion for the information and assistance of the special committee in connection with its consideration of the merger. The KBW opinion is not a recommendation as to how PXRE shareholders should vote in connection with the merger or the merger agreement.

Opinion of Argonaut’s Financial Advisor (See page 100)

Bear, Stearns & Co. Inc., which we refer to as Bear Stearns, acted as the financial advisor to Argonaut in connection with the merger. On March 14, 2007, Bear Stearns delivered its oral opinion to the board of directors of Argonaut, which was subsequently confirmed in writing, that as of March 14, 2007, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the exchange ratio was fair, from a financial point of view, to the shareholders of Argonaut. The full text of Bear Stearns’ written opinion, dated March 14, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is attached to this joint proxy statement/prospectus as Annex F.  A summary of Bear Stearns’ opinion is set forth in this joint proxy statement/prospectus and is qualified by reference to the full text of its opinion, which we urge you to read in its entirety. Bear Stearns provided its opinion for the information and assistance of Argonaut’s board of directors in connection with its consideration of the merger. Bear Stearns’ opinion is not a recommendation as to how Argonaut shareholders should vote in connection with the merger or the merger agreement.

Interests of PXRE Directors and Executive Officers in the Merger (See page 107)

When considering the recommendations by the PXRE board of directors, you should be aware that a number of PXRE executive officers and directors have interests in the merger that are different from those of other PXRE shareholders. These interests include:

•	affiliations with the PXRE preferred shareholders, who are parties to and beneficiaries of the voting agreement;

•	severance payments under a separation agreement between PXRE and PXRE’s chief executive officer, upon completion of the merger;

•	payments under employment contracts which may be triggered if an executive officer’s employment terminates under certain circumstances following the merger;

•	vesting of unvested options and restricted shares under PXRE’s 2002 Officer Incentive Plan and Director Stock Plan;

•	continuation of the terms of three (or four if the PXRE shareholder proposal to increase the size of the board of directors to 13 directors is approved) of the members of PXRE’s board of directors on the PXRE board of directors following the merger; and

•	continuing as executive or senior officers of PXRE after the transaction.

As a result of these interests, these directors and executive officers may be more likely to support and to vote to approve the merger agreement and the transactions contemplated thereby than if they did not have these interests. Shareholders should consider whether these interests may have influenced those directors and executive officers to support or recommend approval of the merger. As of the close of regular trading on the NYSE on the record date for the PXRE special general meeting, PXRE’s directors and executive officers and their affiliates were entitled to vote approximately 341,000 common shares, 8,855,347 convertible common shares and 5,813.20 convertible preferred shares of PXRE at the PXRE special general meeting, which represented less than one percent of the PXRE common shares and 100 percent of each of the PXRE convertible common shares and PXRE convertible preferred shares, outstanding and entitled to vote at the meeting.

Interests of Argonaut’s Directors and Executive Officers in the Merger (See page 111)

When considering the recommendations by the Argonaut board of directors, you should be aware that a number of Argonaut executive officers and directors have interests in the merger that are different from those of other Argonaut shareholders. These interests include:

•	continuing as executive or senior officers of Argonaut or becoming executive or senior officers of PXRE after the transaction (subject to receipt of Bermuda work permits as described in “Risk Factors — Risks

Related to the Resulting Company’s Operations After the Completion of the Merger — Risks Related to Regulation” beginning on page 45);

•	payments under the Argonaut executive severance plan which may be triggered if an executive officer’s employment terminates under certain circumstances following the merger;

•	appointment of all nine of the Argonaut directors to the PXRE board of directors following the merger; and

•	possible acceleration of the vesting of outstanding equity awards held by certain executive officers of Argonaut, as described in “The Merger — Effect of the Merger; Consideration to be Received in the Merger; Treatment of Options and Other Equity-Based Awards” beginning on page 80.

In addition to her position as Senior Vice President, Business Development at Argonaut, Barbara Bufkin has been appointed President of Peleus Re.

As a result of these interests, these directors and executive officers may be more likely to support and to vote to approve the merger agreement and the transactions contemplated thereby than if they did not have these interests. Shareholders should consider whether these interests may have influenced those directors and executive officers to support or recommend approval of the merger. As of the close of business on the record date for the Argonaut special meeting, Argonaut’s directors and executive officers and their affiliates were entitled to vote 3.7 percent of the then-outstanding shares of Argonaut common stock.

Directors and Executive Officers Following the Merger (See page 112)

PXRE’s board of directors is currently comprised of nine members and has two vacant seats. PXRE’s bye-laws currently set the size of PXRE’s board of directors at not less than three or more than 12 members. Increasing the size of the board above its current size of 11 directors requires the approval of PXRE’s shareholders. PXRE has agreed to use commercially reasonable efforts to cause the board of directors of the resulting company to consist of 13 directors following the merger. Increasing the size of the board to 13 directors requires an amendment to PXRE’s bye-laws approved by 66 2/3% of the voting power of the outstanding PXRE shares. Increasing the size of the board to 12 directors requires a simple majority of the votes cast. If PXRE receives the affirmative vote of 66 2/3% of the voting power of the outstanding PXRE shares to increase the size of the board to 13 directors, the 13 directors immediately following the merger will consist of Argonaut’s nine current directors and four of PXRE’s current directors. A chairman will be elected from the group of 13 directors. If PXRE does not receive the affirmative vote of 66 2/3% of the voting power of the outstanding PXRE shares to increase the size of the board to 13 directors, but does receive the affirmative vote of a simple majority of the votes cast approving an increase of the size of the board to 12 directors, the board immediately following the merger will consist of Argonaut’s nine current directors and three of PXRE’s current directors. A chairman would be elected from the group of 12 directors.

Jeffrey Radke, Wendy Luscombe, Gerald L. Radke, Craig A. Huff and Jonathan Kelly are expected to resign as members of the PXRE board of directors immediately following the merger. F. Sedgwick Browne, Mural R. Josephson and Bradley E. Cooper are expected to continue as members of the PXRE board of directors immediately following the merger if the board is increased to 12 members. Philip R. McLoughlin is expected to continue as a member of the PXRE board of directors immediately following the merger if the board is increased to 13 members, and otherwise he is expected to resign immediately following the merger. If, for any reason, any of the PXRE directors presently expected to continue as a member of the PXRE board is not able or willing to serve as a director following the merger (a situation which is not presently contemplated), one of the resigning directors would instead continue to serve as a director immediately following the merger. See “PXRE’s Board of Directors and Management Following the Merger” beginning on page 112 for information regarding the directors and executive officers of PXRE expected to continue in such capacities following the merger.

Upon completion of the merger, Mark E. Watson III, currently President and Chief Executive Officer of Argonaut, is expected to become the President and Chief Executive Officer of the resulting company. Robert P. Myron, currently Executive Vice President, Chief Financial Officer and Treasurer of PXRE, is expected to continue in those positions with the resulting company. Jeffrey L. Radke, currently Chief Executive Officer and President and a director of PXRE, will leave those positions pursuant to a letter agreement entered into between PXRE and Mr. Radke. See “The Merger — Interests of PXRE Directors and Executive Officers in the Merger —

Arrangements with PXRE’s President and Chief Executive Officer” beginning on page 108 for information regarding the letter agreement.

No Dissenters’/Appraisal Rights (See page 114)

No holders of record of PXRE or Argonaut capital stock will be entitled to dissenters’ or appraisal rights in connection with the merger. See “Risk Factors — Risks Related to the Merger — Argonaut may be required to offer appraisal rights to its shareholders in connection with the merger, which may require the renegotiation of the merger agreement and the postponement of the Argonaut special meeting, possibly causing a delay in the completion of the merger. More than a minimal amount of cash payments in respect of the exercise of appraisal rights by Argonaut shareholders could have a material adverse effect on the financial condition of the resulting company” beginning on page 24.

Regulatory Approvals (See page 115)

State insurance laws generally require that, prior to the acquisition of an insurance company, the acquiring party must obtain approval from the insurance commissioner of the insurance company’s state of domicile or obtain an exemption from such insurance commissioner from the filing and approval requirements. Accordingly, the necessary applications (or exemption requests) have been made with the insurance commissioners of Illinois, Louisiana, Ohio, Pennsylvania and Virginia, the states of domicile of Argonaut’s U.S. insurance company subsidiaries, and Connecticut, the state of domicile of PXRE’s U.S. insurance subsidiary.

The merger is subject to U.S. antitrust laws. PXRE and Argonaut have separately filed notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act, with both the Antitrust Division of the Department of Justice and the Federal Trade Commission, which we refer to as the DOJ and the FTC, respectively. Both parties filed notifications on April 5, 2007 and the waiting period for those filings expired on April 17, 2007. The DOJ or the FTC, as well as a state attorney general or private person, may challenge the merger at any time before or after its completion.

We currently expect to complete the merger by August 31, 2007, subject to the receipt of required shareholder and regulatory approvals and satisfaction or, where permitted, waiver of the other conditions to completion of the merger.

Principal Conditions to Completion of the Merger (See page 137)

The obligations of PXRE and Argonaut to complete the transactions are subject to the satisfaction or, where permitted, waiver of the conditions specified in the merger agreement, including the following:

•	the approval of PXRE’s issuance of common shares in the merger by the PXRE shareholders;

•	the approval of the merger agreement by the Argonaut shareholders;

•	the termination or expiration of the applicable waiting period under the HSR Act;

•	the receipt of other requisite governmental approvals or consents required to complete the transactions contemplated by the merger agreement;

•	no temporary restraining order, injunction or other legal restraint preventing any of the transactions;

•	the representations and warranties of the other party being true and correct, subject to the material adverse effect standard provided in the merger agreement;

•	no event having occurred that, individually or in the aggregate, would reasonably be expected to have any material adverse effect, as defined in the merger agreement, with respect to the other party;

•	the other party having complied in all material respects with its obligations required to be complied with by it under the merger agreement;

•	the receipt of an officer’s certificate from executive officers of the other party stating that the three preceding conditions have been satisfied;

•	the receipt of legal opinions addressing certain of the tax consequences of the proposed transactions; and

•	the receipt of a legal opinion addressing the votes or consents of shareholders necessary to complete the transactions under Bermuda law.

In addition, Argonaut’s obligation to complete the transactions is subject to the satisfaction of the following additional conditions:

•	the voting agreement entered into by the PXRE preferred shareholders and PXRE convertible common shareholders being in full force and effect without having been amended, modified or supplemented without the consent of all of the parties thereto;

•	the satisfaction of all conditions precedent to the reverse split of the common shares of PXRE;

•	the satisfaction of all conditions precedent to the change of name of “PXRE Group Ltd.” to “Argo Group International Holdings, Ltd.”;

•	neither PXRE nor Argonaut receiving notice from either A.M. Best Company, which we refer to as A.M. Best, or Standard & Poor’s, a Division of the McGraw-Hill Companies, Inc., which we refer to as S&P, that any rating assigned to PXRE or Argonaut is subject to being downgraded or has been downgraded; and

•	the conversion of all convertible preferred shares of PXRE into common shares of PXRE.

Termination of the Merger Agreement (See page 137)

PXRE and Argonaut can jointly agree to terminate the merger agreement at any given time. Either company may also terminate the merger agreement if the merger is not completed by August 31, 2007 or if one of the other termination conditions in the merger agreement occurs.

Expenses and Termination Fees (See page 138)

Whether or not we complete the proposed transactions, PXRE and Argonaut will each bear its own expenses in connection with the transactions, except that PXRE and Argonaut will each pay one-half of the costs and expenses incurred in connection with the filing and printing of this joint proxy statement/prospectus and the required filings under the HSR Act. If the merger agreement is terminated under specified circumstances, PXRE may be obligated to pay a termination fee of $20 million to Argonaut or Argonaut may be obligated to pay a termination fee of $40 million to PXRE.

Accounting Treatment

The merger will be accounted for as a business combination using the purchase method of accounting. Argonaut will be the acquirer for financial accounting purposes.

Argo Group Annual General Meeting Following the Merger (See page 117)

Following the merger and the completion of the related transactions described in this joint proxy statement/prospectus, shareholders will receive notice of the initial annual general meeting of the resulting company, Argo Group. At this initial annual general meeting, shareholders will be asked to consider and vote on:

•	the election of the Class III directors of the resulting company;

•	the replacement of certain PXRE and Argonaut benefit plans with new benefit plans of the resulting company; and

•	the appointment of the independent auditors for the resulting company.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Selected Historical Consolidated Financial Data of PXRE

The following selected historical financial data for the three months ended March 31, 2007 and 2006 has been derived from PXRE’s unaudited interim consolidated financial statements. In the opinion of PXRE’s management, the unaudited interim consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of unaudited interim consolidated financial statements. Results for the interim periods are not necessarily indicative of the results to be expected for the full year. The following selected historical financial data for each of the years in the five-year period ended December 31, 2006 has been derived from PXRE’s audited consolidated financial statements as of December 31, 2006, 2005, 2004, 2003 and 2002.

PXRE’s historical financial data may not be indicative of the operating results or financial position to be expected in the future. This information is only a summary. The selected financial data should be read together with PXRE’s unaudited interim consolidated financial statements and related notes to those interim financial statements and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” section included in PXRE’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and PXRE’s audited consolidated financial statements and the related notes to those financial statements and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” section included in PXRE’s Annual Report on Form 10-K for the year ended December 31, 2006 which have been filed with the United States Securities and Exchange Commission, which we refer to as the SEC, and are incorporated by reference into this joint proxy statement/prospectus.

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Unaudited)		(In millions except per share amounts)

Statement of Operations Data
Gross written premiums	$(2.1)	$121.4	$138.8	$542.3	$346.0	$339.1	$366.8
Net written premiums	(16.5)	78.9	53.5	407.0	309.8	278.4	294.5

Earned premiums	(5.2)	77.1	84.5	388.3	308.1	320.9	269.4
Net investment income	13.7	17.9	60.7	45.3	26.2	26.9	24.9
Fee income	0.1	0.2	0.4	0.9	1.8	5.0	3.4
Realized investment (loss) gains and other (losses)/gains, net	(2.3)	(4.7)	(7.8)	(14.7)	(0.2)	2.5	9.0

Total revenues	6.3	90.5	137.8	419.8	335.9	355.3	306.7

Losses and loss expenses incurred	(3.2)	17.8	12.4	1,011.5	226.3	157.6	125.4
Underwriting, acquisition and operating expense	11.3	23.8	63.9	84.6	77.5	87.2	87.4
Other reinsurance related expense	1.8	3.7	17.9	0.9	—	—	—
Interest expense	3.6	3.6	14.5	14.5	14.4	2.5	2.9
Minority interest in consolidated subsidiaries	—	—	—	—	—	10.5	8.6

Total expenses	13.5	48.9	108.7	1,111.5	318.2	257.8	224.3
(Loss) income before income taxes, cumulative effect of accounting change and convertible preferred share dividends	(7.2)	41.6	29.1	(691.7)	17.7	97.5	82.4
Provision (benefit) for income taxes	—	—	0.6	5.9	(6.2)	0.8	17.8
(Loss) income before cumulative effect of accounting change and convertible preferred share dividends	(7.2)	41.6	28.5	(697.6)	23.9	96.7	64.6
Cumulative effect of accounting change, net of tax	—	—	—	—	(1.1)	—	—

Net (loss) income before convertible preferred share dividends	$(7.2)	$41.6	$28.5	$(697.6)	$22.8	$96.7	$64.6
Convertible preferred shared dividends	1.2	1.2	4.9	7.0	14.0	13.1	9.1

Net (loss) income to common shareholders	$(8.4)	$40.4	$23.6	$(704.6)	$8.8	$83.6	$55.5

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2007	2006	2006	2005(1)	2004	2003	2002
	(Unaudited)		(In millions except per share amounts)

Net (loss) income per common share
Basic	$(0.12)	$0.56	$0.33	$(21.65)	$0.61	$6.97	$4.70

Diluted	$(0.12)	$0.54	$0.33	$(21.65)	$0.59	$4.10	$3.28

Cash dividends declared per common share	$—	$—	$—	$0.42	$0.24	$0.24	$0.24

Weighted average number of shares outstanding:
Basic	$72.0	$71.9	$71.9	$32.5	$14.4	$12.0	$11.8

Diluted	$72.0	$77.0	$71.9	$32.5	$15.0	$23.6	$19.7

Balance Sheet Data
Invested assets	$1,080.1	$1,502.2	$1,204.1	$1,646.5	$1,149.5	$946.5	$758.7
Total assets	$1,253.3	$1,889.1	$1,401.3	$2,116.0	$1,454.4	$1,359.6	$1,237.1
Reserves for losses and loss adjustment expense	$470.0	$1,010.0	$603.2	$1,320.1	$460.1	$450.6	$447.8
Subordinated debt	$167.1	$167.1	$167.1	$167.1	$167.1	$—	$—
Minority interest in consolidated subsidiaries	$—	$—	$—	$—	$—	$156.8	$94.3
Shareholders’ equity	$490.3	$503.7	$496.8	$465.3	$696.6	$564.5	$453.5

(1)	Included in losses and loss expenses incurred was $850.8 million due to Hurricanes Katrina, Rita and Wilma.

Selected Historical Consolidated Financial Data of Argonaut

The following selected historical financial data for the three months ended March 31, 2007 and 2006 has been derived from Argonaut’s unaudited interim consolidated financial statements. In the opinion of Argonaut’s management, the unaudited interim consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of unaudited interim consolidated financial statements. Results for the interim periods are not necessarily indicative of the results to be expected for the full year. The following selected historical financial data for each of the years in the five-year period ended December 31, 2006 has been derived from Argonaut’s audited consolidated financial statements as of December 31, 2006, 2005, 2004, 2003 and 2002.

Argonaut’s historical financial data may not be indicative of the operating results or financial position to be expected in the future. This information is only a summary. The selected financial data should be read together with Argonaut’s unaudited interim consolidated financial statements and related notes to those interim financial statements and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” section included in Argonaut’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and Argonaut’s audited consolidated financial statements and the related notes to those financial statements and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” section included in Argonaut’s Annual Report on Form 10-K for the year ended December 31, 2006 which have been filed with the SEC and are incorporated by reference into this joint proxy statement/prospectus.

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2007	2006	2006	2005	2004	2003(2)	2002(1)
	(Unaudited)		(In millions except per share amounts)

Statement of Operations Data
Gross written premiums	$286.7	$269.2	$1,155.6	$1,055.7	$903.4	$788.3	$622.1
Net written premiums	200.5	191.5	847.0	769.4	669.5	592.5	484.0

Earned premiums	205.6	199.9	813.0	699.0	633.9	562.8	378.4
Net investment income	28.2	24.7	104.5	83.9	65.1	53.6	52.9
Realized investment and other gains, net	0.6	—	21.2	3.3	5.2	113.6	26.6

Total revenue	234.4	224.6	938.7	786.2	704.2	730.0	457.9
Losses and loss adjustment expenses	119.1	121.9	477.6	427.2	409.7	395.3	334.6
Underwriting, acquisition and insurance expense	74.6	68.4	285.1	262.5	222.8	191.0	144.4
Interest expense	3.3	3.1	13.0	15.0	11.0	8.4	—

Total expenses	197.0	193.4	775.7	704.7	643.5	594.7	479.0
Income (loss) before income taxes	37.4	31.2	163.0	81.5	60.7	135.3	(21.1)
Provision (benefit) for income taxes	12.3	10.7	57.0	1.0	(11.1)	26.3	65.9

Net income (loss)	$25.1	$20.5	$106.0	$80.5	$71.8	$109.0	$(87.0)

Net income (loss) per common share:
Basic	$0.76	$0.65	$3.32	$2.73	$2.51	$4.76	$(4.04)

Diluted	$0.73	$0.61	$3.13	$2.53	$2.33	$4.40	$(4.04)

Cash dividends declared per common share	$—	$—	$—	$—	$—	$—	$0.60

Weighted average number of shares outstanding:
Basic	32.9	31.1	31.6	28.6	27.6	22.5	21.6

Diluted	34.2	33.8	33.9	31.8	30.8	24.8	21.6

Balance Sheet Data
Invested assets	$2,588.3	$2,208.4	$2,514.1	$2,173.0	$1,783.9	$1,553.2	$1,181.3
Total assets	$3,818.6	$3,440.1	$3,721.5	$3,404.6	$3,073.2	$2,766.5	$2,208.9
Reserves for losses and loss adjustment expenses	$2,080.5	$1,903.9	$2,029.2	$1,875.4	$1,607.5	$1,480.8	$1,281.6
Junior subordinated debentures	$144.3	$144.3	$144.3	$144.3	$113.4	$27.5	$—
Shareholders’ equity	$882.1	$728.4	$847.7	$716.1	$603.4	$539.2	$327.7

(1)	Included in losses and loss adjustment expenses is $59.8 million in reserve strengthening in the Runoff Lines primarily attributable to Argonaut’s asbestos exposure. Included in the provision of income taxes is the establishment of a deferred tax asset valuation allowance of $71.9 million.

(2)	Included in realized investment gains, net, is $57.6 million in gains related to the disposal of four real estate holdings, and $48.8 million in realized gains resulting from Argonaut reallocating its investment portfolio.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

For accounting purposes, this transaction will be accounted for as a reverse acquisition with Argonaut as the accounting acquirer. Accordingly, Argo Group will account for the transaction as a purchase business combination, using Argonaut’s historical financial information and accounting policies and applying fair value estimates to the acquired assets, liabilities and commitments of PXRE as of the date of the transaction. See “The Merger — Accounting Treatment” beginning on page 114.

The selected preliminary unaudited pro forma combined financial information which follows reflects the purchase method of accounting and is intended to provide information regarding how the companies might have looked had PXRE and Argonaut actually been combined as of the dates indicated. The preliminary selected unaudited pro forma combined financial information does not reflect the effect of revenue enhancements, expense efficiencies, synergies or asset dispositions that may result from the merger. The preliminary selected unaudited pro forma combined financial information should not be relied upon as being indicative of the historical results that would have occurred had the companies been combined or the future results that may be achieved after the merger.

The following selected preliminary unaudited pro forma combined financial information has been derived from, and should be read in conjunction with the preliminary Unaudited Pro Forma Condensed Combined Financial Statements and related notes that begin on page 167. The preliminary Unaudited Pro Forma Condensed Combined Balance Sheet combines the unaudited historical consolidated balance sheet of PXRE and the unaudited historical consolidated balance sheet of Argonaut as of March 31, 2007, giving effect to the merger as if it had been consummated on that date. The preliminary Unaudited Pro Forma Condensed Combined Statements of Income combine the historical consolidated statements of income of PXRE and Argonaut for the three months ended March 31, 2007 and for the year ended December 31, 2006, giving effect to the merger as if it had occurred on January 1, 2006. We have adjusted the historical consolidated financial information to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statement of income, expected to have a continuing impact on the combined results.

The preliminary unaudited pro forma adjustments represent management’s estimates based on information available at this time. Actual adjustments to the combined balance sheet and income statement will differ, perhaps materially, from those reflected in these preliminary Unaudited Pro Forma Condensed Combined Financial Statements because the assets and liabilities of PXRE will be recorded at their respective fair values on the date the merger is consummated, and the preliminary assumptions used to estimate these fair values may change between now and the completion of the merger.

Selected Unaudited Pro Forma Combined Financial Information

	For the Three Months	For the Year Ended
	Ended March 31, 2007	December 31, 2006
	(In millions, except per share amounts)

Total revenues	$240.7	$1,076.5
Income from continuing operations	17.6	134.4
Income per common share — continuing operations:
Basic(1)	$0.58	$4.51
Diluted(1)	0.57	4.36
Cash dividends paid per share(2)	N/A	N/A

At March 31, 2007
(In millions, except
per share amounts)

Total investments	$3,668.3
Total assets	5,086.1
Reserves for losses and loss adjustment expenses	2,549.1
Total subordinated debt and note payable	371.4
Total liabilities	3,777.1
Shareholders’ equity(3)	1,309.0
Book value per share(1)(3)	42.45

(1)	Reflects a 1:10 reverse share split for Argo Group.

(2)	Excludes the Argonaut special dividend declared on June 6, 2007. On such date, Argonaut declared a $1.65 per share special dividend with a record date of June 26, 2007 payable on July 10, 2007. The actual aggregate amount of the special dividend will depend on the number of shares outstanding on the record date. That amount is likely to be less than $60 million but under the merger agreement cannot exceed $60 million.

(3)	Reflects the Argonaut special dividend in an amount assumed to be $60 million in the aggregate. On June 6, 2007, Argonaut declared a $1.65 per share special dividend with a record date of June 26, 2007 payable on July 10, 2007. The actual aggregate amount of the special dividend will depend on the number of shares outstanding on the record date. That amount is likely to be less than $60 million but under the merger agreement cannot be greater than $60 million. To the extent that the actual aggregate amount of the special dividend is less than $60 million, the exchange ratio as specified in the merger agreement will be adjusted.

SELECTED UNAUDITED PRO FORMA COMBINED PER SHARE DATA

The following table presents, for the periods indicated, selected unaudited pro forma combined per share amounts for Argo Group shares, pro forma per share adjustments for shares of Argonaut common stock and the comparative historical per share data for PXRE common shares and Argonaut common stock. The pro forma amounts included in the table below are presented as if the merger had been effective for the period presented, have been prepared in accordance with accounting principles generally accepted in the United States of America and are based on the purchase method of accounting. The pro forma amounts in the tables below do not, however, give consideration to the impact of possible revenue enhancements, expense efficiencies, synergies or asset dispositions, as well as other possible adjustments discussed in Note 1 to the preliminary Unaudited Pro Forma Condensed Combined Financial Statements.

You should read this information in conjunction with, and the information is qualified in its entirety by, the consolidated financial statements of PXRE and Argonaut incorporated into this joint proxy statement/prospectus by reference and the preliminary Unaudited Pro Forma Condensed Combined Financial Statements and accompanying discussions and notes beginning on page 167. See also “Where You Can Find More Information” beginning on page 183. The pro forma amounts in the table below are presented for informational purposes only. You should not rely on the pro forma amounts as being indicative of the financial position or results of operations of the combined company that would have actually occurred had the merger been effective during the period presented or of the future financial position or future results of operations of the combined company. The combined financial information as of and for the period presented may have been different had the companies actually been combined as of and during those periods.

	As of and for the Three Months Ended March 31, 2007
	Historical	Historical	Pro Forma	Pro Forma
	Argonaut	PXRE	Adjustments(1)	Argo Group
	(In millions, except per share data)

Basic Income (Loss) Per Common Share from Continuing Operations
Income (loss) from continuing operations	$25.1	$(7.2)	$(0.3)	$17.6
Income (loss) from continuing operations available to common shareholders	$25.1	$(8.4)	$0.9	$17.6
Weighted average basic common shares outstanding	32,917	72,049	—	30,373	(2)
Basic income (loss) per common share	$0.76	$(0.12)	—	$0.58	(2)

Diluted Income (Loss) Per Common Share from Continuing Operations
Income (loss) from continuing operations	$25.1	$(7.2)	$(0.3)	$17.6
Income (loss) from continuing operations available to common shareholders	$25.1	$(8.4)	$0.9	$17.6
Weighted average diluted common shares outstanding	34,203	72,049	—	30,959	(2)
Diluted income (loss) per common share	$0.73	$(0.12)	$—	$0.57	(2)

Dividends Per Common Share
Common stock dividends	$—	$—	$—	$—	(3)
Dividends per common share	—	—	—	—	(3)

Book Value Per Common Share
Total shareholders’ equity	$882.1	$490.3	$(63.4)	$1,309.0	(4)
Shares outstanding at period-end	33,611	77,788	—	30,837	(2)
Book value per share	$26.24	$6.30	$—	$42.45	(2)(4)

	For the Year Ended December 31, 2006
	Historical	Historical	Pro Forma	Pro Forma
	Argonaut	PXRE	Adjustments(1)	Argo Group
	(In millions, except per share data)

Basic Income Per Common Share from Continuing Operations
Income from continuing operations	$106.0	$28.5	$(0.1)	$134.4
Income from continuing operations available to common shareholders	$105.0	$23.6	$4.8	$133.4
Weighted average basic common shares outstanding	31,641	71,954	—	29,559	(2)
Basic income per common share	$3.32	$0.33	$—	$4.51	(2)

Diluted Income Per Common Share from Continuing Operations
Income from continuing operations	$106.0	$28.5	$(0.1)	$134.4
Income from continuing operations available to common shareholders	$105.0	$23.6	$4.8	$133.4
Weighted average diluted common shares outstanding	33,900	71,959	—	30,792	(2)
Diluted income per common share	$3.13	$0.33	$—	$4.36	(2)

Dividends Per Common Share
Common stock dividends	$—	$—	$—	$—	(3)
Dividends per common share	—	—	—	—	(3)

(1)	Amounts are based on Argonaut’s historical share amounts adjusted by the exchange ratio in the merger (6.4672 PXRE common shares for each share of Argonaut common stock) as well as other pro forma adjustments.

(2)	Reflects a 1:10 reverse share split for Argo Group. See Note 4 to the preliminary Unaudited Pro Forma Condensed Combined Financial Statements.

(3)	Excludes the Argonaut special dividend declared on June 6, 2007. On such date, Argonaut declared a $1.65 per share special dividend with a record date of June 26, 2007 payable on July 10, 2007. The actual aggregate amount of the special dividend will depend on the number of shares outstanding on the record date. That amount is likely to be less than $60 million but under the merger agreement cannot exceed $60 million.

(4)	Reflects the Argonaut special dividend in an amount assumed to be $60 million in the aggregate. On June 6, 2007, Argonaut declared a $1.65 per share special dividend with a record date of June 26, 2007 payable on July 10, 2007. The actual aggregate amount of the special dividend will depend on the number of shares outstanding on the record date. That amount is likely to be less than $60 million but under the merger agreement cannot be greater than $60 million. To the extent that the actual aggregate amount of the special dividend is less than $60 million, the exchange ratio as specified in the merger agreement will be adjusted.

COMPARATIVE PER SHARE MARKET DATA

PXRE’s common shares trade on the NYSE under the trading symbol “PXT.” Argonaut’s common stock trades on the NASDAQ under the trading symbol “AGII.”

The following table presents the closing prices per share of PXRE common shares and Argonaut common stock as reported by the NYSE and the NASDAQ, respectively, on March 14, 2007, the last trading day prior to the public announcement of the proposed merger and June 15, 2007 the last trading day before the date of this joint proxy statement/prospectus, as well as the market value of Argonaut common stock on an equivalent price per share basis.

	PXRE		Argonaut
	Common	Argonaut	Equivalent
	Shares	Common	Stock Price
	(price per	Stock (price	(price per
	share)	per share)	share)(1)

March 14, 2007
Closing price per share	$4.46	$34.15	$28.84
June 15, 2007
Closing price per share	$4.52	$31.73	$29.23

(1)	The Argonaut equivalent stock prices were calculated by multiplying the closing price per share of PXRE common shares on each date by the exchange ratio of 6.4672.

The above table shows only historical comparisons.  These comparisons may not provide meaningful information to shareholders in determining whether to approve the merger. Because the exchange ratio will not be adjusted as a result of changes in market price, the implied value of the merger consideration will fluctuate with the market price of PXRE common shares. You should obtain current market quotations for the PXRE common shares and Argonaut common stock and review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 183.

RISK FACTORS

We urge you to carefully consider all of the information we have included or incorporated by reference in this joint proxy statement/prospectus before you vote. See “Where You Can Find More Information” beginning on page 183. You should also read and consider the risks associated with each of the businesses of PXRE and Argonaut because these risks will also affect the resulting company. These risks can be found in the sections below entitled “— Risks Related to the Resulting Company’s Operations After Completion of the Merger — Risks Related to PXRE — Legacy Issues” and “— Risks Related to Argonaut — Legacy Issues,” as well as in the PXRE and Argonaut annual reports on Form 10-K or 10-K/A for the year ended December 31, 2006 and in subsequent quarterly reports on Form 10-Q and current reports on Form 8-K, which are filed with the United States Securities and Exchange Commission, which we refer to as the SEC, and incorporated by reference into this joint proxy statement/prospectus. In addition, we urge you to carefully consider the following material risks relating to the merger and the business of the resulting company.

Risks Related to the Merger

Risks Related to the Merger — General

We face risks related to the proposed merger.

There are significant risks and uncertainties associated with the proposed merger. For example, the merger may not be completed, or may not be completed in the third quarter of 2007 as currently anticipated, as a result of a number of factors, including, without limitation, the inability to obtain regulatory approvals of the merger on the proposed terms or the failure of either company to obtain the shareholder approvals required to complete the merger. If the resulting company is not able to successfully integrate the businesses of Argonaut and PXRE, the anticipated benefits from the merger may not be realized fully or at all or may take longer to realize than expected. For example, it is possible that the integration process could result in the loss of key employees.

Moreover, A.M. Best’s rating of Peleus Re assumes that the merger will be completed. If the merger is not completed, there can be no assurance that PXRE will be able to maintain Peleus Re’s current “A−” rating or be able to continue writing reinsurance business.

We must obtain several regulatory approvals to complete the merger, which, if delayed, not granted or granted with unacceptable conditions may jeopardize or delay the merger, result in additional expense or reduce the anticipated benefits of the transaction.

We must obtain certain approvals in a timely manner from federal and state regulatory authorities prior to the completion of the merger. State insurance laws generally require that, prior to the acquisition of an insurance company, the acquiring party must obtain approval from the insurance commissioner of the insurance company’s state of domicile or, in certain jurisdictions, where such insurance company is commercially domiciled. The regulatory authorities from which we seek approvals have broad discretion in administering relevant laws and regulations. As a condition to the approval of the merger, regulatory authorities may impose requirements, limitations or costs that could negatively affect the way the resulting company conducts business. If PXRE and Argonaut agree to any material conditions or restrictions in order to obtain any approvals required to complete the merger, these conditions or restrictions could adversely affect PXRE’s and Argonaut’s ability to integrate the businesses of PXRE and Argonaut or reduce the anticipated benefits of the merger.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of PXRE and Argonaut, which could have an adverse effect on their business and financial results.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of PXRE and Argonaut. Specifically:

•	current and prospective employees and agents may experience uncertainty about their future roles with the resulting company, which might adversely affect PXRE’s and Argonaut’s ability to retain key managers and other employees and agents; and

•	the attention of management of each of PXRE and Argonaut may be directed toward the completion of the merger and not their ongoing businesses.

Some directors and executive officers of PXRE and Argonaut have interests and arrangements that are different from, or in addition to, those of PXRE and Argonaut shareholders.

When considering the recommendations of the PXRE and Argonaut boards of directors with respect to the merger, you should be aware that some directors and executive officers of PXRE and Argonaut have interests in the merger that are different from, or in addition to, their interests as shareholders and the interests of shareholders generally. These interests include:

•	continuing as executive or senior officers of Argonaut or continuing as or becoming executive or senior officers of PXRE after the transaction (subject to receipt of Bermuda work permits) as described in “Risk Factors — Risks Related to the Resulting Company’s Operations After the Completion of the Merger — Risks Related to Regulation” beginning on page 45;

•	payments under the PXRE employment contracts which may be triggered if the executive officer’s employment terminates under certain circumstances following the merger;

•	vesting of unvested options and restricted shares under PXRE’s 2002 Officer Incentive Plan and Director Stock Plan;

•	possible acceleration of the vesting of outstanding equity awards held by certain executive officers of Argonaut, as described in “The Merger — Effect of the Merger; Consideration to be Received in the Merger; Treatment of Options and Other Equity-Based Awards” beginning on page 80;

•	continuation of the terms of three (or four if the PXRE shareholder proposal to increase the size of the board to 13 directors is approved) of the members of PXRE’s board of directors and appointment of all of the nine members of the Argonaut board of directors to the PXRE board of directors following the merger; and

•	affiliations with holders of the PXRE convertible preferred shares (who, pursuant to the voting agreement, will be receiving additional shares of PXRE common shares upon conversion of their convertible preferred shares in connection with the merger) and convertible common shares.

As a result of these interests, these directors and executive officers may be more likely to support and to vote to approve the merger agreement and the transactions contemplated thereby than if they did not have these interests. Shareholders should consider whether these interests may have influenced those directors and executive officers to support or recommend approval of the merger. As of the close of business on the record date for the PXRE special general meeting, PXRE’s directors and executive officers and their affiliates were entitled to vote approximately 341,000 common shares, 8,855,347 convertible common shares and 5,813.20 convertible preferred shares of PXRE at the PXRE special general meeting, which represented less than one percent of the PXRE common shares, and, 100 percent of each of the PXRE convertible common shares and PXRE convertible preferred shares, outstanding and entitled to vote at the meeting. As of the close of business on the record date for the Argonaut special meeting, Argonaut’s directors and executive officers and their affiliates were entitled to vote 3.7 percent of the then outstanding shares of Argonaut common stock. See “The Merger — Interests of Argonaut’s Directors and Executive Officers in the Merger” beginning on page 111.

The merger agreement limits PXRE’s and Argonaut’s ability to pursue certain alternative transactions and may require PXRE or Argonaut to pay a termination fee if it does.

The merger agreement prohibits PXRE from initiating, soliciting, encouraging or facilitating certain alternative transactions with any third party, subject to exceptions set forth in the merger agreement, and limits Argonaut’s ability to enter into certain significant transactions without PXRE’s consent. See “The Merger Agreement — Alternative Proposals” beginning on page 134.  The merger agreement also provides for the payment of a termination fee of $20 million, in the case of payment by PXRE to Argonaut, and $40 million, in the case of payment by Argonaut to PXRE, if the merger agreement is terminated in certain circumstances, including in connection with PXRE or Argonaut approving or completing certain alternative transactions with third parties. See “The Merger Agreement — Termination” and “— Termination Fees and Expenses” beginning on page 138.

These provisions limit PXRE’s and Argonaut’s ability to pursue offers from third parties that could result in greater value to PXRE’s or Argonaut’s shareholders. The obligation to pay the termination fee also may discourage a third party from proposing an alternative transaction.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the market price of PXRE common shares or Argonaut common stock to decline.

The merger is subject to customary conditions to closing, including the receipt of required regulatory approvals and approvals of the PXRE and Argonaut shareholders. If any condition to the merger is not satisfied or waived to the extent permitted by law or stock exchange rules, the merger will not be completed. In addition, PXRE and Argonaut may terminate the merger agreement under certain circumstances. If PXRE and Argonaut do not complete the merger, to the extent that the current market prices of those shares reflect a market assumption that the merger will be completed, the market price of PXRE common shares and Argonaut common stock may fluctuate. Further, whether or not the merger is completed, PXRE and Argonaut will also be obligated to pay certain investment banking, financing, legal and accounting fees and related expenses in connection with the merger, which could negatively impact operating results when incurred. In addition, if the merger is not completed, neither company would realize any of the expected benefits of having completed the merger. If the merger is not completed, PXRE and Argonaut cannot assure their respective shareholders that additional risks will not materialize or not materially adversely affect the business, financial condition, operating results and share prices of PXRE or Argonaut.

Argonaut may be required to offer appraisal rights to its shareholders in connection with the merger, which may require the renegotiation of the merger agreement and the postponement of the Argonaut special meeting, possibly causing a delay in the completion of the merger. More than a minimal amount of cash payments in respect of the exercise of appraisal rights by Argonaut shareholders could have a material adverse effect on the financial condition of the resulting company.

Pursuant to Section 262 of the Delaware General Corporation Law, which we refer to as the DGCL, shareholders of a Delaware corporation are not entitled to appraisal rights in connection with a merger of the Delaware corporation with another company when the shares of stock of the Delaware corporation are traded on the NASDAQ and the consideration to be received in the merger by the shareholders of the Delaware corporation is solely in the form of shares of a company that will be traded on the NASDAQ (and cash in lieu of fractional shares). Based on this provision of Delaware law, Argonaut shareholders are not entitled to appraisal rights in connection with the merger. However, the recent decision of the Court of Chancery of the State of Delaware in Louisiana Municipal Police Employees’ Retirement System v. Crawford, 2007 WL 582510 (Del. Ch. February 23, 2007), which we refer to as LAMPERS v. Crawford, has created uncertainty as to the application of Section 262 of the DGCL in situations where a cash dividend is paid around the time of a merger. In that case, the acquired company proposed to declare a special cash dividend before its shareholder meeting called to approve a stock-for-stock merger, but payment of the dividend would have been conditioned upon shareholder approval of the merger and would have been paid upon or after the effective time of the merger. The court held that this special cash dividend was fundamentally cash consideration paid by the acquired company on behalf of the acquiring company, thus triggering appraisal rights for the shareholders of the acquired company.

Argonaut has declared a special cash dividend to its shareholders. The dividend has no conditions to payment and will be paid prior to the special meeting date. The dividend is not being paid to Argonaut shareholders on behalf of PXRE, and will be paid whether or not the merger is completed. Thus, we do not believe that the holding of LAMPERS v. Crawford applies to the Argonaut dividend and the merger. However, it is possible that a Delaware court could determine that our facts are not sufficiently distinguishable from the facts described in LAMPERS v. Crawford and hold that appraisal rights should be offered to Argonaut shareholders. As the possibility of appraisal rights for Argonaut shareholders is not provided for in the merger agreement, Argonaut and PXRE would need to reach an agreement for the amendment of the merger agreement to provide for appraisal rights, and it is possible that the Argonaut special meeting would have to be postponed in order to allow for this joint proxy statement/prospectus to be supplemented with a notice that appraisal rights are available to Argonaut shareholders. If any Argonaut shareholders exercise those appraisal rights, PXRE would be required to make cash payments to those shareholders reflecting the appraised fair value of their Argonaut shares in lieu of issuing PXRE shares to those shareholders in the merger. The obligation to make more than a minimal amount of cash payments could have a material adverse effect on the financial condition of the resulting company.

Upon the issuance of PXRE common shares in the merger, former Argonaut shareholders will own a controlling block of PXRE voting shares and will have the ability to appoint a majority of the resulting company’s directors.

Upon the issuance of PXRE common shares in the merger, former Argonaut shareholders will hold common shares representing approximately 73% of the voting power of all of the shareholders of the resulting company. As a result, if the former Argonaut shareholders were to vote in concert they would have the ability to determine matters requiring shareholder approval, including, without limitation, the election and removal of directors, business combinations, changes of control and sales of all or substantially all of PXRE’s assets. Argonaut has represented that there is no plan, agreement or understanding, oral or written, for its shareholders to vote in concert.

Pursuant to a general permission issued in 2005 by the Bermuda Monetary Authority, which we refer to as the BMA, PXRE may issue its common shares to non-residents without the prior permission of the BMA provided its shares are listed on an appointed stock exchange which, by definition, includes the NYSE and NASDAQ.

However, it should be noted that any person who, directly or indirectly, becomes a holder of at least 10 percent, 20 percent, 33 percent or 50 percent of the common shares of PXRE must notify the BMA in writing within 45 days of becoming such a holder or 30 days from the date they have knowledge of having such a holding, whichever is later. The BMA may, by written notice, object to such a person if it appears to it that the person is not fit and proper to be such a holder. The BMA may require the holder to reduce its holdings of common shares and direct, among other things, that voting rights attaching to such common shares shall not be exercisable. A person that does not comply with such a notice or direction from the BMA will be guilty of an offense.

Finally, the BMA may at any time, by written notice, object to a person holding 10 percent or more of the common shares of PXRE if it appears to the BMA that the person is not or is no longer fit and proper to be such a holder. In such a case, the BMA may require the shareholder to reduce its holding of common shares and direct, among other things, that voting rights attaching to such common shares shall not be exercisable. A person who does not comply with such a notice or direction from the BMA will be guilty of an offense.

Risks Related to the Merger — PXRE Shareholders

If the merger is not completed, unless PXRE’s board of directors identifies and implements a strategic alternative, PXRE will not write or earn any material premiums in the future and, as a result, PXRE expects to incur material operating losses, since its remaining revenue may be insufficient to cover its projected operating and other expenses.

In the aftermath of Hurricane Katrina, each of the major rating agencies placed the credit ratings of PXRE’s reinsurance subsidiaries on CreditWatch negative or the equivalent, and S&P and A.M. Best initially downgraded their ratings from “A” to “A−.” On February 16, 2006, A.M. Best downgraded PXRE’s financial strength rating from “A−” to “B++” with a negative outlook. In February, 2006, A.M. Best further downgraded PXRE’s financial strength rating from “B++” to “B+” with negative implications and S&P downgraded its counterparty credit and financial strength rating on PXRE Reinsurance Company, which we refer to as PXRE Reinsurance, and PXRE Reinsurance Ltd., which we refer to as PXRE Bermuda, from “A−” to “BBB+” and placed these ratings on CreditWatch with negative implications. Thereafter, S&P further downgraded its counterparty credit and financial strength rating on PXRE Reinsurance and PXRE Bermuda from “BBB+” to “BBB−.” Moody’s Investors Service, which we refer to as Moody’s, downgraded its insurance financial strength rating of PXRE Reinsurance from “Baa1” to “Baa2” and placed this rating under review for possible further downgrade. Subsequently, Moody’s further downgraded its insurance financial strength rating of PXRE Reinsurance from “Baa2” to “Baa3” and placed this rating under review for possible further downgrade.

In April, 2006, after finding that operational ratings below the critical “A” category provided little value for a reinsurer, PXRE announced that it had requested that the major credit rating agencies withdraw their financial strength and claims paying ratings of PXRE and its operating subsidiaries. In the wake of this request, A.M. Best downgraded its financial strength ratings of PXRE Reinsurance and PXRE Bermuda from “B+” to “B” and then withdrew these ratings; S&P downgraded its counterparty credit and financial strength rating on PXRE Reinsurance and PXRE Bermuda from “BBB−” to “BB+” and then withdrew these ratings; and Moody’s downgraded its insurance financial strength rating of PXRE Reinsurance from “Baa3” to “Ba2” and then withdrew this rating.

Ratings have become an increasingly important factor in establishing the competitive position of reinsurance companies. Due to the ratings downgrades and withdrawal of the operational ratings of PXRE’s reinsurance subsidiaries by A.M. Best, S&P and Moody’s, PXRE’s competitive position in the reinsurance industry has suffered and it has been unable to retain its reinsurance portfolio or renew many of its existing reinsurance agreements.

If the merger is not completed, unless PXRE is able to implement a strategic alternative that would allow it to provide clients with an acceptably rated counterparty, PXRE does not anticipate being able to underwrite any material amount of new reinsurance business in 2007 and would therefore not be able to generate any material amount of net premiums earned during 2007. The reduction in premium income has and will have a material adverse effect on PXRE’s future operating results, liquidity and financial condition. Net premiums earned were PXRE’s primary source of revenue for the years ended December 31, 2006 and 2005, accounting for 61% and 92% of its revenue, respectively. In 2006 and 2005, revenue from non-premium sources was not sufficient to offset operating expenses and interest expenses. PXRE therefore expects to incur net operating losses in future periods unless it is successful in executing a strategic alternative other than runoff. If such operating losses were to occur, this would result in a decline in PXRE’s shareholders’ equity.

Ratings are not evaluations directed to investors in PXRE’s securities (including investors in PXRE’s common shares) or a recommendation to buy, sell or hold PXRE’s securities (including PXRE’s common shares). Ratings may be revised or revoked at the sole discretion of the rating agencies.

If the merger is not completed, PXRE may not be able to identify or implement a strategic alternative.

PXRE’s counterparty credit and financial strength ratings were downgraded by the major rating agencies in February 2006 to a level that is generally unacceptable to many of PXRE’s reinsurance clients. These ratings downgrades have had a significant negative impact on PXRE’s operating results and profitability. PXRE has not written any new reinsurance business or renewed any expiring reinsurance business since the downgrades occurred. In light of the negative consequences of the rating downgrades, PXRE’s board of directors decided to retain Lazard Frères & Co. LLC, which we refer to as Lazard, as a financial advisor to assist in the process of exploring strategic alternatives. Lazard was subsequently succeeded by KBW as a financial advisor to assist in the process of exploring strategic alternatives, which resulted in the proposed merger with Argonaut.

If the merger with Argonaut is not completed, the board of directors of PXRE would likely re-commence its strategic evaluation process, but it may not be able to identify or complete any of the alternatives that PXRE’s board of directors finds to be in the shareholders’ best interests. Even if PXRE is successful in identifying and completing a merger or sale of PXRE or some other strategic alternative, it cannot provide any assurance about the financial impact or timing of the implementation of any such strategic alternative or the ability to obtain any required regulatory approval, or that any individual shareholder will determine that such strategic alternative is in his, her or its best interests.

In over one year of considering potential strategic alternatives, the Argonaut merger was found by PXRE’s board of directors to be the most suitable strategic alternative available. If PXRE is not able to complete this merger, it may not be able to identify or implement in the future a strategic alternative that is as attractive as the merger with Argonaut.

If the merger is not completed and PXRE’s board of directors concludes that no other feasible strategic alternative would be in the best interests of PXRE’s shareholders, it may determine that the best course of action is to place the reinsurance operations of PXRE into runoff and eventually commence an orderly winding up and liquidation of PXRE operations over some period of time that is not currently determinable.

If the merger is not completed, and PXRE’s board of directors concludes that no other feasible strategic alternative would be in the best interests of PXRE’s shareholders, it may determine that the best course of action is to place the reinsurance operations of PXRE into runoff. Once in runoff there are various options available to bring PXRE’s business to a conclusion including pursuing an arrangement with its policyholders in which it estimates and pays out all existing and contingent liabilities with a view to liquidating PXRE in accordance with a procedure which is approved by a statutory majority of policyholders. Under Bermuda law this is referred to as a solvent scheme of arrangement and is, in effect, a global commutation of PXRE’s business.

Alternatively, a program of individual commutations could be pursued with a similar result. Following either a scheme or individual commutation program, PXRE would be placed into liquidation as a solvent entity (a voluntary liquidation approved by shareholders). In the event that PXRE were to become insolvent, it would have to be liquidated under the supervision of the Bermuda Supreme Court during which a court appointed liquidator of PXRE may or may not pursue a scheme of arrangement to shorten the time otherwise required to wind up PXRE’s business.

In a winding up or liquidation as described above, a liquidator would be appointed and would sell or otherwise dispose of PXRE’s remaining assets, pay its existing liabilities, including contingent obligations (which would have to be estimated in advance of payment) and distribute net proceeds, if any, to PXRE’s shareholders in one or more liquidating distributions. In liquidation, PXRE may not receive any material amounts for the sale or other disposition of its assets. Further, in liquidation, PXRE will have significant obligations, including the costs incurred by the independent liquidator appointed and the work required to estimate liabilities and realize assets. Additionally, if PXRE does not generate sufficient revenue to support its continued operations, PXRE will be required to reduce its cash balance to support its continued operations and the amount of any liquidation proceeds available for distribution to its shareholders would thereby be reduced. Accordingly, the amount and timing of distributions, if any, to shareholders in a liquidation cannot be determined because such would depend on a variety of factors, including the amount of proceeds received from any asset sales or dispositions, the time and amount required to resolve outstanding obligations and the amount of any reserves for future contingencies. If PXRE were to become insolvent, there will be no distributions payable to PXRE’s shareholders.

If the merger is not completed and the board of directors of PXRE elects to pursue a strategic alternative that does not involve the continuation of meaningful property catastrophe reinsurance business, there is a risk that PXRE could incur material charges or termination fees in connection with its collateralized catastrophe facility and certain multi-year ceded reinsurance agreements.

During the fourth quarter of 2005, PXRE entered into a collateralized catastrophe facility that currently provides $125.0 million of aggregate protection against losses arising from hurricanes in the Eastern and Gulf coasts of the United States, windstorms in northern Europe and earthquakes in California.

If the merger is not completed, and the board of directors of PXRE elects to pursue a strategic alternative that materially changes PXRE’s catastrophe risk profile, the board of directors of PXRE may elect to explore the assignment or novation of PXRE’s rights and obligations under the collateralized catastrophe facility to another insurance or reinsurance company. There can be no assurance that any other insurance or reinsurance company would be willing to accept such an assignment or novation, that note holders who funded the facilities would consent to such an assignment or novation, or that the cost of such an assignment or novation would not have a material adverse impact on PXRE. If PXRE was not able to successfully assign or novate its rights and obligations under this collateralized catastrophe facility, PXRE could incur material termination fees and liabilities, which could be as much as $5.8 million, and PXRE would be obligated to make all premium payments up to the date of termination.

If the merger is not completed, and the board of directors of PXRE elects to pursue a strategic alternative that materially changes PXRE’s catastrophe risk profile, PXRE will also need to evaluate its obligations under two multi-year ceded reinsurance contracts that provide PXRE with reinsurance protection against catastrophic events in 2007 and 2008. In this regard, PXRE will need to evaluate whether it is likely that catastrophe loss exposure assumed by PXRE in 2007 and 2008 has the potential to result in losses that exceed the retention level under these ceded reinsurance protections. PXRE is currently obligated to cede reinsurance premiums of $15.0 million per annum in each of 2007 and 2008 under these multi-year contracts.

PXRE’s ability to continue to operate its business, complete the merger and to identify, evaluate and complete any other strategic alternative are dependent on its ability to retain its management and other key employees, and PXRE may not be able to do so.

PXRE may have difficulty retaining its management and other key employees on whom PXRE will depend to continue to operate its business and to assist in consummating the merger or in identifying, evaluating and completing any other strategic alternative. If PXRE is unable to do so for at least the time necessary to complete the merger or identify and implement an alternative selected strategy, PXRE’s continued business operations and its ability to identify, evaluate and complete a strategic alternative could be materially and adversely affected. PXRE has entered into a separation agreement with its chief executive officer which provides, among other things, for his last day of employment to be the earlier of the date of the completion of the merger or December 28, 2007. If the merger is not completed prior to December 28, 2007, PXRE’s chief executive officer will no longer be available to assist in completing the merger or another strategic alternative.

Upon the completion of the merger, the current holders of PXRE’s common shares will suffer dilution due to a negotiated reduction in the conversion price of PXRE’s convertible preferred shares.

Pursuant to the terms of the convertible preferred shares of PXRE, approval of the PXRE preferred shareholders is required to complete the transactions contemplated by the merger agreement. In order to assure that the PXRE preferred shareholders would approve the transactions contemplated by the merger agreement and in furtherance of Argonaut’s desire for PXRE to have only one class of equity securities outstanding following the merger, Argonaut required as a condition to signing the merger agreement that the PXRE preferred shareholders execute a voting agreement, pursuant to which they would agree, among other things, to vote in favor of the transactions and to convert their convertible preferred shares into PXRE common shares immediately prior to the effective time of the merger. After lengthy negotiations between the special committee of the PXRE board of directors and the PXRE preferred shareholders, the conversion price of the convertible preferred shares was reduced from $11.28 per share, the conversion price as of December 31, 2006, to $6.24 per share in order to obtain the assent of the PXRE preferred shareholders to execute the voting agreement. This reduced conversion price will only apply in connection with the completion of the merger. Conversion at the reduced conversion price in connection with the merger will result in dilution to PXRE common shareholders of approximately 5.0% more than what would have resulted from conversion of the convertible preferred shares at $11.18 per share, the conversion price which otherwise would have been applicable as of March 31, 2007.

In the event that the merger is not completed, the rights and protections afforded to the PXRE preferred shareholders could have a material negative impact on the holders of PXRE’s common shares.

The PXRE convertible preferred shares and convertible common shares will be converted in connection with the merger. In the event that the merger is not completed, the rights and protections afforded to the PXRE preferred shareholders will continue. The PXRE preferred shareholders have the right to nominate four directors for election to the board of directors, and were granted demand and other registration rights. They also have the ability to veto certain corporate actions being considered in the context of PXRE’s review of strategic alternatives, including, among other things, (i) the sale or merger of PXRE, (ii) the sale of more than 25% of PXRE’s assets, (iii) the expansion into other lines of business, (iv) the payment of extraordinary dividends, and (v) the voluntary liquidation, dissolution or winding up of PXRE. The interests of the PXRE preferred shareholders may differ materially from the interests of PXRE’s common shareholders, and these investors could take actions or make decisions that are not in the best interests of PXRE’s common shareholders.

If the merger is not completed, the anti-dilution protections afforded to the PXRE preferred shareholders could have a material dilutive effect on PXRE’s common shareholders. Each convertible preferred share, in whole or in part, is convertible at any time at the option of the holder into convertible common shares for that series according to a formula set forth in the terms of the convertible preferred shares. The convertible common shares are, in turn, convertible into common shares on a one-for-one basis. The number of convertible common shares per convertible preferred share issuable upon any conversion will be determined by dividing a liquidation preference for the series equal to the aggregate original purchase price of the convertible preferred shares plus accrued but unpaid dividends thereon, by the conversion price then in effect. The conversion price is subject to adjustment to avoid dilution in the event of recapitalization, reclassification, share split, consolidation, merger, amalgamation or other similar event or an issuance of additional common shares in a private placement below the fair market value or in a registered public offering below 95% of fair market value or without consideration. If the merger is not completed, the conversion price is subject to adjustment for certain loss and loss expense development on reserves for losses incurred on or before September 30, 2001 and for any liability or loss arising out of pending material litigation on December 10, 2001. Because the conversion price for the convertible preferred shares is subject to adjustment for a variety of reasons, including if PXRE has certain types of adverse loss development, the number of PXRE’s common shares into which the convertible preferred shares are ultimately convertible and, accordingly, the amount of dilution experienced by PXRE’s common shareholders, could increase.

Furthermore, upon conversion, sales of substantial amounts of common shares by the PXRE preferred shareholders, or the perception that these sales could occur, could adversely affect the market price of the common shares, as well as PXRE’s ability to raise additional capital in the public equity markets at a desirable time and price.

If the merger is completed, the convertible preferred shares will be converted pursuant to the voting agreement at a reduced conversion price (approximately $6.24, reduced from approximately $11.18 as of March 31, 2007), which will result in dilution to PXRE common shareholders of approximately 5.0% more than what would have resulted from the conversion of the convertible preferred shares at the conversion price which otherwise would have been applicable as of March 31, 2007.

Risks Related to the Merger — Argonaut Shareholders

The value of the PXRE common shares that Argonaut shareholders receive in the merger may be less than the value of such PXRE common shares on the date on which the merger was publicly announced or on the date on which you vote. Further, at the shareholder meetings, shareholders will not know the exact value of the PXRE common shares that will be issued in the merger.

At the effective time of the merger, each outstanding share of Argonaut common stock will be converted into the right to receive approximately 6.4672 PXRE common shares. The ratio at which the shares will be converted is fixed, subject to adjustment in the event that (i) Argonaut’s special dividend to its shareholders is less than $60 million, or (ii) Argonaut pays certain other dividends, incurs losses on sales of assets and/or engages in dilutive sales or purchases of Argonaut shares. See “The Merger — Effect of the Merger; Consideration to be Received in the Merger; Treatment of Options and Other Equity-Based Awards” beginning on page 80. Any changes in the price of PXRE common shares will affect the value of the PXRE common shares that Argonaut shareholders receive in the merger such that, if the price of PXRE common shares declines prior to completion of the merger, the value of the consideration to be received by Argonaut shareholders will decrease. Share price variations could be the result of changes in the business, operations or prospects of PXRE, Argonaut or the resulting company, market assessments of the likelihood that the merger will be completed within the anticipated time or at all, general market and economic conditions, regulatory considerations and other factors which are beyond the control of PXRE and Argonaut.

PXRE and Argonaut are working to complete the merger as quickly as possible. However, the time period between the shareholder votes taken at the shareholder meetings and the completion of the merger will depend upon the timing and status of the regulatory approvals that must be obtained prior to the completion of the merger and the satisfaction or waiver of the other conditions described in this joint proxy statement/prospectus, and there is currently no way to predict with certainty how long it will take to obtain these approvals. Because the date when the merger is completed will be later than the date of the shareholder meetings, PXRE and Argonaut shareholders will not know the exact value of the PXRE common shares that will be issued in the merger at the time they vote on the merger proposals.

Risks Related to the Resulting Company’s Operations After the Completion of the Merger

Risks Related to the Integration of PXRE and Argonaut

The anticipated benefits of combining PXRE and Argonaut may not be realized.

PXRE and Argonaut entered into the merger agreement with the expectation that the merger would result in various benefits including, among other things, enhanced revenues, a strengthened market position for the resulting company in its businesses, cost savings and operating efficiencies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether the businesses of PXRE and Argonaut are integrated in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could materially impact the resulting company’s business, financial condition and operating results.

The resulting company may have difficulty integrating the businesses of PXRE and Argonaut and may incur substantial costs in connection with the integration.

PXRE and Argonaut currently operate independently, each with its own business, products, customers, employees, culture and systems. Integrating the businesses of PXRE and Argonaut will be a complex, time-consuming and expensive process. The resulting company may experience unanticipated difficulties or expenses in connection with integrating the businesses of PXRE and Argonaut. These factors may include:

•	conditions imposed by regulatory authorities in connection with their decisions whether to approve the merger;

•	potential charges to earnings resulting from the application of purchase accounting to the transaction;

•	the retention of existing clients, agents and wholesalers of Argonaut; and

•	retaining and integrating management and other key employees of the resulting company.

After the merger, we may seek to combine certain operations and functions using common information and communication systems, operating procedures, financial controls and human resource practices, including training, professional development and benefit programs. We may be unsuccessful or delayed in implementing the integration of these systems and processes.

Any one or all of these factors may cause increased operating costs, worse than anticipated financial performance or the loss of clients, employees and agents. Many of these factors are outside the control of either company.

Risks Related to the Resulting Company (Argo Group)

The following risk factors assume the merger has been completed and are applicable to the resulting company which we call Argo Group.

Argo Group may incur income statement charges if the claims and claim adjustment expense reserves are insufficient. Such income statement charges could be material, individually or in the aggregate, to the resulting company’s financial condition and operating results in future periods and could result in rating agency actions and/or the need to raise capital.

Both PXRE and Argonaut maintain claims and claim adjustment expense reserves to cover estimated ultimate unpaid liabilities with respect to reported and unreported claims incurred as of the end of each accounting period. Reserves do not represent an exact calculation of liability, but instead represent management’s estimates, which take into account various statistical and actuarial projection techniques as well as other influencing factors. These reserve estimates represent management’s expectations of what the ultimate settlement and administration of claims will cost based on an assessment of facts and circumstances then known, review of historical settlement patterns, estimates of trends in claims severity and frequency, changing legal theories of liability and other factors. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be significant reporting lags between the occurrence of an insured event and the time it is actually reported to the insurer. Reserve estimates are continually refined in a regular ongoing process as historical loss experience develops and additional claims are reported and settled, and as a consequence, management’s estimates may change from time to time. Because establishment of claims and claim adjustment expense reserves is an inherently uncertain process involving estimates, currently established reserves may not be sufficient or estimates of ultimate claim and claim adjustment expenses may increase.

Management of Argo Group will also make decisions regarding the integration of claims handling practices, actuarial practices and other operational procedures after the merger. These decisions may impact management’s estimate of reserves.

Because of all of the above, estimates of ultimate claims and claim adjustment expenses may increase in the future. Income statement charges that would result from such increases, if any, cannot now be reasonably estimated. Such charges could be material, individually or in the aggregate, to Argo Group’s future operating results and financial condition and could result in rating agency actions and/or the need to raise capital. Adjustments to reserves are reflected in the results of the periods in which the estimates are changed. You should also be aware that the exposures of Argonaut may be materially different than the exposures of PXRE, and correspondingly that the exposures of Argo Group may be materially different from the separate exposures of either company.

For more information about each of PXRE’s and Argonaut’s claims and claim adjustment expense reserves generally, see the information under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each company’s most recent annual report on Form 10-K and all related disclosures in each company’s quarterly reports on Form 10-Q and current reports on Form 8-K since the period covered by that annual report, in each case as filed with the SEC.

There can be no assurance that the merger will not result in a ratings downgrade of PXRE’s reinsurance operating companies, Argonaut or Argo Group, which may result in an adverse effect on Argo Group’s business, financial condition and operating results.

Ratings with respect to claims paying ability and financial strength are important factors in establishing the competitive position of insurance companies and will also impact the cost and availability of capital to an insurance company. The combined operations of PXRE and Argonaut will compete with other insurance companies, financial intermediaries and financial institutions on the basis of a number of factors, including the ratings assigned by internationally-recognized rating organizations. Ratings will represent an important consideration in maintaining customer confidence in Argo Group and in its ability to market insurance products. Rating organizations regularly analyze the financial performance and condition of insurers. Any ratings downgrades, or the potential for ratings downgrades, of Argo Group could adversely affect its ability to market and distribute products and services, which could have an adverse effect on Argo Group’s business, financial condition and operating results. Although it is a condition to Argonaut’s obligation to complete the merger that neither PXRE nor Argonaut receive notice from either A.M. Best or S&P that any rating assigned to PXRE or Argonaut is subject to being downgraded or has been downgraded, there can be no assurance that the ratings of PXRE’s reinsurance operating companies, Argonaut or Argo Group will not be downgraded following the merger.

Ratings are not in any way a measure of protection afforded to investors and should not be relied upon in making an investment or voting decision.

The insurance and reinsurance business is historically cyclical, and Argo Group may experience periods with excess underwriting capacity and unfavorable premium rates; conversely, Argo Group may have a shortage of underwriting capacity when premium rates are strong.

Historically, insurers and reinsurers have experienced significant fluctuations in operating results due to competition, frequency and severity of catastrophic events, levels of capacity, general economic conditions and other factors. The supply of insurance and reinsurance is related to prevailing prices, the level of insured losses and the level of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industry. As a result, the insurance and reinsurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. Both Argonaut’s and PXRE’s growth from January 1, 2002 through December 31, 2005 related in part to improved industry pricing, but the supply of insurance and reinsurance may increase, either by capital provided by new entrants or by the commitment of additional capital by existing insurers or reinsurers, which may cause prices to decrease. Any of these factors could lead to an adverse effect on Argo Group’s profits. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance and reinsurance business significantly, and Argo Group expects to experience the effects of such cyclicality.

Some aspects of PXRE’s corporate structure and applicable insurance regulations may discourage third-party takeovers and other transactions, may result in the entrenchment of incumbent management and may reduce or increase the voting rights of Argo Group’s common shares.

Under PXRE’s bye-laws, subject to certain exceptions and to waiver by PXRE’s board of directors on a case by case basis, no transfer of shares of PXRE is permitted if such transfer would result in a shareholder owning, directly or indirectly, more than 9.9% of the voting power of PXRE’s outstanding shares, including its common shares, or more than 9.9% of the outstanding shares of any class of its share capital. Ownership is broadly defined in PXRE’s bye-laws. If certain amendments to PXRE’s bye-laws are approved pursuant to this joint proxy statement/prospectus, the foregoing provisions will be replaced by the New Transfer Restrictions (as described in “Information about PXRE — Description of Share Capital”), which generally permit transfers unless the board of directors determines a transfer may result in a non-de minimis adverse tax, legal or regulatory consequence to PXRE, any PXRE subsidiary or any direct or indirect shareholder of PXRE or its affiliates. PXRE may refuse to register on its share transfer records any transfer that does not comply with these share transfer restrictions. A transferee will be permitted to promptly dispose of any of PXRE shares purchased which violate the restrictions and as to the transfer of which registration is refused.

In the event that PXRE becomes aware of a shareholder owning more than the permitted level of voting power of the outstanding shares of PXRE after a transfer of shares has been registered, PXRE’s bye-laws provide that, subject to the same exceptions and waiver procedures, the voting rights with respect to the shares of PXRE owned by any such shareholder will be limited to the permitted level of voting power, subject only to the further limitation that no other shareholder allocated any such voting rights may exceed the permitted level of voting power as a result of such limitation. The board of directors may waive this limitation, and has determined to waive this limitation with respect to Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P. (which, together with Capital Z Financial Services Fund II, L.P. and certain of Capital Z’s affiliates, we refer to as Capital Z) as a result of their ownership of convertible preferred shares of PXRE. These convertible preferred shares will be converted into common shares immediately prior to the merger, and the waiver of the voting limitation will terminate. If certain amendments to PXRE’s bye-laws are approved pursuant to this joint proxy statement/prospectus, the foregoing provisions will be replaced by the Voting Cutback Provisions (described below), which, among other things, (i) reduce the voting limitation percentage from 9.9% to 9.5% and (ii) only apply the voting limitations to U.S. persons (that own PXRE shares directly or indirectly through non-U.S. entities). The PXRE bye-law amendments also provide for the shareholders of PXRE to govern the vote of PXRE’s non-U.S. subsidiaries’ shares. See “Information about PXRE — Description of Share Capital” beginning on page 144.

In addition, PXRE’s ownership of U.S. subsidiaries can, under applicable state insurance company laws and regulations, delay or impede a change of control of PXRE. Under applicable insurance regulations, any proposed purchase of 10% or more of the voting securities of PXRE would require the prior approval of the relevant insurance regulatory authorities.

PXRE’s bye-laws provide for a classified board of directors. The directors of the class elected at each annual general meeting hold office for a term of three years, with the term of each class expiring at successive annual general meetings of shareholders. Under PXRE’s bye-laws, the vote of 66 2/3% of the outstanding shares entitled to vote and the approval of a majority of the board are required to amend bye-laws regarding appointment and removal of directors, indemnification of directors and officers, directors’ interests and the procedures for amending bye-laws.

The provisions described above may have the effect of making more difficult or discouraging unsolicited takeover bids from third parties. To the extent that these effects occur, shareholders could be deprived of opportunities to realize takeover premiums for their shares and the market price of their shares could be depressed. In addition, these provisions could also result in the entrenchment of incumbent management.

The operation of the Voting Cutback Provisions would have the effect of limiting voting rights. In general, and except as provided below, shareholders have one vote for each common share held by them and are entitled to vote at all meetings of shareholders. However, if certain amendments to PXRE’s bye-laws are approved pursuant to this joint proxy statement/prospectus, then, if, and so long as, the shares of a shareholder are treated as “controlled shares” (as determined under section 958 of the Code) of any U.S. Person (that owns shares directly or indirectly through non-U.S. entities) and such controlled shares constitute 9.5% or more of the votes conferred by PXRE’s issued shares, the voting rights with respect to the controlled shares of such U.S. Person, which we refer to as a 9.5% U.S. Shareholder, will be limited, in the aggregate, to a voting power of less than 9.5%, under a formula specified in PXRE’s bye-laws. The formula is applied repeatedly until the voting power of all 9.5% U.S. Shareholders has been reduced to less than 9.5%. In addition, the board of PXRE may limit a shareholder’s voting rights where it deems it appropriate to do so to (i) avoid the existence of any 9.5% U.S. Shareholder; and (ii) avoid certain material adverse tax, legal or regulatory consequences to PXRE, any subsidiary of PXRE or any direct or indirect shareholder or its affiliates. “Controlled shares” includes, among other things, all shares of PXRE that such U.S. Person is deemed to own directly, indirectly or constructively (within the meaning of section 958 of the Code). We refer to these provisions collectively as the “Voting Cutback Provisions.”

Under these provisions, certain shareholders may have their voting rights limited, while other shareholders may have voting rights in excess of one vote per share (as described in “Information about PXRE — Description of Share Capital” beginning on page 144). Moreover, these provisions could have the effect of reducing the votes of certain shareholders who would not otherwise be subject to the 9.5% limitation by virtue of their direct share ownership.

PXRE also has the authority under its bye-laws to request information from any shareholder for the purpose of determining whether a shareholder’s voting rights are to be reallocated under the bye-laws. If a shareholder fails to respond to such a request for information or submits incomplete or inaccurate information in response to such a request, PXRE may, in its sole discretion, eliminate such shareholder’s voting rights.

Recoveries under PXRE’s collateralized catastrophe facility are triggered by modeled loss to a notional portfolio, rather than PXRE’s actual losses arising from a catastrophe event, which creates a potential mismatch between the risks assumed through Argo Group’s inwards reinsurance business and the protection afforded by this facility.

During the fourth quarter of 2005, PXRE entered into a collateralized facility that provides $125.0 million of aggregate protection against losses arising from hurricanes in the Eastern and Gulf coasts of the United States, windstorms in northern Europe and earthquakes in California. The coverage under the facility is based on a modeled loss trigger. PXRE created a series of notional portfolios of reinsurance contracts designed to closely mimic the expected exposures in PXRE’s assumed reinsurance portfolio. Upon the occurrence of a hurricane, windstorm or earthquake in the covered territories, the parameters of the catastrophe event are determined and modeled against the notional portfolios. If the modeled loss to the notional portfolio exceeds the attachment point for the peril at issue, then PXRE will make a recovery under the agreement. If such a hurricane, windstorm or earthquake were to occur, there is a risk that the actual losses incurred by Argo Group could exceed the modeled loss to the notional portfolios and that the actual benefit of this facility could be substantially less than expected.

The effects of emerging claim and coverage issues on Argo Group’s business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect Argo Group’s business by either extending coverage beyond its underwriting intent or by increasing the number or size of claims.

In some instances, these changes may not become apparent until some time after Argonaut has issued insurance or reinsurance contracts that are affected by the changes. As a result, the full extent of liability under Argo Group’s insurance or reinsurance contracts may not be known for many years after a contract is issued, and its financial position and results of operations may be adversely affected.

Argo Group will have exposure to unpredictable catastrophes, which can materially and adversely affect its business, results of operations and/or financial condition.

Argo Group will be subject to claims arising out of catastrophes that may have a significant effect on its business, results of operations, and/or financial condition. Catastrophes can be caused by various events, including hurricanes, windstorms, earthquakes, hailstorms, explosions, power outages, severe winter weather, fires and intentional man-made events, such as terrorist attacks. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Insurance companies are not permitted to reserve for catastrophes until such event takes place. Therefore, although Argo Group will actively manage its exposure to catastrophes through its underwriting process and the purchase of reinsurance protection, an especially severe catastrophe or series of catastrophes could exceed its reinsurance protection and may have a material adverse impact on Argo Group’s business, results of operations and/or financial condition.

As a primary insurer, Argo Group may have significant exposure for terrorist acts.

Argo Group may have exposure to losses resulting from acts of terrorism. Even if reinsurers are able to exclude coverage for terrorist acts or price that coverage at rates that Argo Group considers unattractive, direct insurers, like Argo Group’s insurance company subsidiaries, might not be able to likewise exclude terrorist acts because of regulatory constraints. If this does occur, Argonaut, in its capacity as a primary insurer, would have a significant gap in its reinsurance protection and would be exposed to potential losses as a result of any terrorist acts. These events are inherently unpredictable, although recent events may lead to their increased frequency and severity. It is difficult to predict occurrence of such events with statistical certainty or to estimate the amount of loss per occurrence they will generate.

The Terrorism Risk Insurance Act of 2002 (as amended by the Terrorism Risk Insurance Extension Act of 2005), which we refer to as TRIA, was enacted to ensure availability of insurance coverage for defined terrorist acts in the United States. This law requires insurers writing certain lines of property and casualty insurance, including Argonaut, to offer coverage against certified acts of terrorism causing damage within the United States or to U.S. flagged vessels or aircraft. In return, the law requires the federal government, should an insurer comply with the procedures of the law, to indemnify the insurer for 85% of covered losses, exceeding a deductible, based on a percentage of direct earned premiums for the previous calendar year, up to an industry limit of $100 billion resulting from covered acts of terrorism. This law does not apply to acts of domestic terrorism or acts that might otherwise be considered acts of terrorism that are not certified by the Secretary of the Treasury to be acts of terrorism under this law. Argonaut continues to attempt to exclude acts of terrorism not covered under the federal act, subject to state approvals.

Given the retention limits imposed under this law and that some or many of Argonaut’s policies may not include an exclusion for terrorism, future terrorist attacks may result in losses that have a material adverse effect on Argonaut’s business, results of operations and/or financial condition. The federal terrorism risk assistance provided by TRIA will expire at the end of 2007 and it is not currently clear whether that assistance will renewed. Any renewal may be on substantially less favorable terms.

Litigation and legal proceedings against Argo Group’s insurance subsidiaries could have an adverse effect on Argo Group’s business, results of operations and/or financial condition.

In the normal course of business, insurance companies may be sued in a class action lawsuit and other major litigation as a result of their insurance operations. Argo Group’s insurance companies may become involved in such lawsuits. An adverse judgment in one or more of such lawsuits could have a material adverse effect on Argo Group’s business, results of operation and/or financial condition.

Argo Group faces a risk of non-availability of reinsurance, which could materially and adversely affect Argo Group’s ability to write business and its results of operations and financial condition.

Market conditions beyond Argo Group’s control, such as the amount of capital in the reinsurance market and natural and man-made catastrophes, determine the availability and cost of the reinsurance protection Argo Group can purchase. Argo Group cannot be assured that reinsurance will remain continuously available to the same extent and on the same terms and rates as are currently available. If Argo Group is unable to maintain its current level of reinsurance or purchase new reinsurance protection in amounts that are considered sufficient, Argo Group would either have to be willing to accept an increase in its net exposures or reduce its insurance writings. Either of these potential developments could have a material adverse effect on its financial position, results of operations and cash flows.

Argo Group faces a risk of non-collectibility of reinsurance, which could materially and adversely affect its business, results of operations and/or financial condition.

As is common practice within the insurance industry, Argo Group will transfer a portion of the risks insured under its policies to other companies through the purchase of reinsurance. This reinsurance is maintained to protect the insurance subsidiaries against the severity of losses on individual claims, unusually serious occurrences in which a number of claims produce an aggregate extraordinary loss and catastrophic events. Although reinsurance does not discharge Argo Group’s subsidiaries from their primary obligation to pay for losses insured under the policies they issue, reinsurance does make the assuming reinsurer liable to the insurance subsidiaries for the reinsured portion of the risk. A credit exposure exists with respect to ceded losses to the extent that any reinsurer is unable or unwilling to meet the obligations assumed under the reinsurance contracts. The collectibility of reinsurance is subject to the solvency of the reinsurers, interpretation of contract language and other factors. Argo Group will be selective in regard to its reinsurers, placing reinsurance with those reinsurers with strong financial strength ratings from A.M. Best, S&P, or a combination thereof, although the financial condition of a reinsurer may change based on market conditions. Argo Group will perform credit reviews on its reinsurers, focusing on, among other things, financial condition, stability, trends and commitment to the reinsurance business. Argo Group will also require assets in trust, letters of credit or other acceptable collateral to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions. It has not always been standard business practice to require security for balances due; therefore, certain balances are not collateralized. A reinsurer’s insolvency or inability to make payments under the terms of a reinsurance contract could have a material adverse effect on Argo Group’s business, results of operations and/or financial condition.

The failure of the risk mitigation strategies Argo Group will utilize could have a material adverse effect on its financial condition or results of operations.

We will utilize a number of strategies to mitigate our risk exposure including:

•	engaging in vigorous underwriting;

•	carefully evaluating terms and conditions of our policies;

•	focusing on our risk aggregations by geographic zones, industry type, credit exposure and other bases; and

•	ceding insurance risk to reinsurance companies.

However, there are inherent limitations in all of these tactics. No assurance can be given that an event or series of unanticipated events will not result in loss levels which could have a material adverse effect on Argo Group’s financial condition or results of operations.

Argo Group may be unable to attract and retain qualified employees.

We depend on our ability to attract and retain experienced underwriting talent and other skilled employees who are knowledgeable about our business. If the quality of our underwriting team and other personnel decreases, we may be unable to maintain our current competitive position in the specialized markets in which we operate and be unable to expand our operations into new markets, which could adversely affect our results.

Argo Group’s information technology systems may fail or suffer a loss of security which could adversely affect our business.

Argo Group’s business will be highly dependent upon the successful and uninterrupted functioning of our computer and data processing systems. We will rely on these systems to perform actuarial and other modeling functions necessary for writing business, as well as to process and make claims payments. We will have a highly trained staff that is committed to the development and maintenance of these systems. The failure of these systems could interrupt our operations. This could result in a material adverse effect on our business results.

In addition, a security breach of our computer systems could damage our reputation or result in liability. We retain confidential information regarding our business dealings in our computer systems. We may be required to spend significant capital and other resources to protect against security breaches or to alleviate problems caused by such breaches. It is critical that these facilities and infrastructure remain secure. Despite the implementation of security measures, this infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, we could be subject to liability if hackers were able to penetrate our network security or otherwise misappropriate confidential information.

Because Argo Group will give a select group of wholesale agents limited quoting and binding authority, their failure to comply with our pre-established guidelines could cause our results to be adversely affected.

Argo Group will market and distribute some of our insurance products through a select group of wholesale agents who have limited quoting and binding authority and who, in turn, sell our insurance products to insureds through retail insurance brokers. These agencies can bind certain risks that meet our pre-established guidelines without our initial approval. If these agents failed to comply with our underwriting guidelines and the terms of their appointment, we could be bound on a particular risk or number of risks that were not anticipated when we developed the insurance products. Such actions could adversely affect our results of operations.

Argo Group’s merger and acquisition strategy may not succeed.

Argo Group’s strategy for growth may include merger and acquisition transactions. This strategy presents risks that could have a material adverse effect on the Argo Group’s business and financial performance, including: (i) the diversion of management’s attention, (ii) the ability of Argo Group to execute a transaction effectively, including the integration of operations and the retention of employees, and (iii) the contingent and latent risks associated with the past operations of and other unanticipated problems arising from a transaction partner. Argo Group cannot predict whether it will be able to identify and complete a future transaction on terms favorable to it. Argo Group cannot know if it will realize the anticipated benefits of a completed transaction or if there will be substantial unanticipated costs associated with the transaction. In addition, a future transaction by Argo Group may result in tax consequences at either or both the shareholder and Argo Group level, potentially dilutive issuances of our equity securities, the incurrence of additional debt and the recognition of potential impairment of goodwill and other intangible assets. Each of these factors could adversely affect the Argo Group’s financial position and results of operations.

Argo Group may incur significant additional indebtedness.

Argonaut intends to borrow up to $60 million under its credit facility to fund the special dividend. As of March 31, 2007, Argonaut had outstanding $144.3 million in aggregate of subordinated debt and PXRE had outstanding $167.1 million in aggregate of subordinated debt. Prior to or following the closing of the merger, the parties intend to review the capital structure of the resulting company and consider financing alternatives. As a result of such review, Argonaut may seek to incur additional indebtedness either through the issuance of public or private debt or through bank or other financing. The funds raised by the incurrence of such additional indebtedness may be used to repay existing indebtedness of the parties, including amounts borrowed under Argonaut’s credit facility to fund the special dividend, PXRE’s outstanding subordinated debt and Argonaut’s outstanding subordinated debt, or for general corporate purposes of the resulting company, including additions to working capital, capital expenditures, investments in subsidiaries or acquisitions.

This additional indebtedness, particularly if not used to repay existing indebtedness, could limit Argo Group’s financial and operating flexibility, including as a result of the need to dedicate a greater portion of its cash flows from operations to interest and principal payments. It may also be more difficult for Argo Group to obtain additional financing on favorable terms, limiting Argo Group’s ability to capitalize on significant business opportunities and making Argo Group more vulnerable to economic downturns.

Risks Related to PXRE — Legacy Issues

PXRE faces significant litigation related to alleged securities law violations.

PXRE has recently experienced material adverse events, including the downgrading of PXRE’s ratings in February 2006, and the market price of PXRE’s common shares has declined materially and may continue to do so, regardless of PXRE’s financial condition or PXRE’s ability to meet its contractual and financial obligations. Several class action lawsuits have been filed against PXRE and certain of PXRE’s officers on behalf of a putative class consisting of investors who purchased PXRE’s publicly traded securities between July 28, 2005 and February 16, 2006. The complaints allege, among other things, that PXRE made false and misleading statements regarding loss estimates in violation of the federal securities laws. Pursuant to an opinion and order of the United States District Court for the Southern District of New York dated March 30, 2007, these lawsuits have been consolidated into one proceeding. It is possible that additional lawsuits relating to the recent decline in PXRE’s share price may be filed against PXRE and/or certain of PXRE’s current and former officers and directors in the future. It is also possible that regulators may institute administrative or regulatory proceedings against PXRE in the future.

The pending securities litigation is currently at a very early stage and PXRE has very little information as to the course it will take. This litigation, which could continue for a significant period, and any future proceedings could be expensive and could divert management’s attention and other resources away from other matters. Any such diversion of management’s attention or other resources could negatively and materially impact PXRE’s business. PXRE cannot predict the timing of any trials with respect to the pending securities litigation or any future proceedings. PXRE is not currently able to estimate legal defense costs or the amount of any damages that PXRE may be required to pay in connection with the pending securities litigation or any future proceedings. In view of the inherent difficulty of predicting the outcome of litigation, particularly where there are many claimants and the claimants seek indeterminate damages, PXRE is unable to predict the outcome of these matters and at this time cannot reasonably estimate the possible loss or range of loss with respect to the pending securities litigation or any future proceedings.

PXRE has not established any reserves for any potential liability relating to the pending securities litigation, other than $1.0 million for legal fees. PXRE has insurance coverage with respect to claims such as the securities litigation, but it is not currently possible to determine whether such insurance coverage will be adequate to cover PXRE’s defense costs and any losses.

On February 21, 2007, PXRE entered into a tolling and standstill agreement with certain institutional investors in connection with potential claims arising out of the private placement of Series D Perpetual Non-voting Preferred Shares of PXRE that were sold pursuant to a private placement memorandum dated on or about September 28, 2005.

PXRE’s investment portfolio is subject to significant market and credit risks which could result in an adverse impact on PXRE’s financial position or results.

PXRE’s invested assets consist primarily of debt instruments with fixed maturities, short-term investments and, to a lesser extent, hedge funds and interests in mezzanine bond and equity limited partnerships. At March 31, 2007, 99.3% of PXRE’s investment portfolio consisted of fixed maturities and short-term investments and 0.7% consisted of hedge funds and other investments.

In February 2006, $490.5 million of fixed maturity investments were liquidated and the proceeds were invested in cash equivalents. As of March 31, 2007, $570.2 million of PXRE’s invested assets were in short-term investments. This could have a material negative impact on PXRE’s future income from its investment portfolio.

PXRE’s invested assets are subject to market-wide risks and fluctuations as well as to risks inherent in particular securities. Although PXRE seeks to preserve its capital, PXRE has invested in a portfolio of hedge funds and other privately held securities. These investments were designed to provide diversification of risk; however, such investments entail substantial risks. There can be no assurance that PXRE’s investment objectives will be achieved, and results may vary substantially over time. In addition, although PXRE seeks to employ investment strategies that are not correlated with its reinsurance exposures, losses in PXRE’s investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate such losses’ adverse effect on PXRE. While PXRE’s primary objective is capital preservation, all PXRE’s portfolios have a degree of risk. See “Investments” in Item 7A of PXRE’s Form 10-K for the year ended December 31, 2006.

Risks Related to PXRE’s Fixed Maturity Investments.  PXRE is exposed to potential losses from the risks inherent in its fixed maturity investments. The two most significant risks inherent in PXRE’s fixed income portfolio are interest rate risk and credit risk:

•	Interest Rate Risk

PXRE’s principal fixed maturity market risk exposure is to changes in U.S. interest rates. Changes in interest rates may affect the fair value of PXRE’s fixed maturity portfolio and borrowings (in the form of trust preferred securities). PXRE’s holdings subject us to exposures in the treasury, municipal, and various asset-backed sectors. Changes in interest rates could also cause a potential underperformance in PXRE’s exited finite coverages and shortfalls in cash flows necessary to pay fixed rate amounts due to exited finite contract counterparties.

•	Credit Risk

PXRE is also exposed to potential losses from changes in probability of default and from defaulting counterparties with respect to its investments. A majority of PXRE’s investment portfolio consists of fixed maturities and short-term investments rated “A” or “A2” or better by Moody’s or S&P. The average credit rating of the fixed maturities and short-term investments at March 31, 2007 is “AAA.” PXRE’s investment portfolio also contains privately held fixed maturities that are not traded on a recognized exchange. A deterioration in the credit quality of PXRE’s investments or its inability to liquidate any of its privately held investments promptly could have an adverse effect on PXRE’s financial condition.

Risks Related to PXRE’s Hedge Fund Investments.  PXRE is exposed to potential losses from the risks inherent in its portfolio of hedge funds. The three most significant risks inherent in PXRE’s hedge fund portfolio are liquidity risk, credit risk and market risk:

•	Liquidity Risk

Liquidity risk exists in the hedge fund portfolio because there are delays between giving notice to redeem a hedge fund investment and receiving proceeds. In February 2006, redemption orders were placed with PXRE’s hedge funds in the amount of $150 million. At March 31, 2007, PXRE had $5.6 million in hedge funds subject to redemption notices. The redemption terms are defined in the offering documents and generally require notice periods and time scales for settlement. PXRE remains at risk during the notice period, which typically specifies a month or quarter end reference point at which to calculate redemption proceeds. The risk also exists that a hedge fund may be unable to meet its redemption obligations. A hedge fund may be faced with excessive redemption notices and illiquid underlying investments.

•	Credit Risk

Credit risk exists in the hedge fund portfolio where hedge funds are net long in a particular security, or group of correlated securities. Where a hedge fund is net long in a security that defaults, or suffers an adverse credit event, PXRE is exposed to loss. PXRE exposure to any individual hedge fund is limited to the carrying value of the investment, and PXRE invests in a diversified portfolio of hedge funds that utilize different strategies and markets to reduce this risk. However, different hedge funds in the portfolio may be net long in the same or correlated securities at the same time, which could have an adverse effect on the value of the portfolio and thus PXRE’s financial condition.

•	Market Risk

PXRE invests in hedge funds that trade in securities using strategies that are generally market neutral. The hedge fund investments do not generally benefit from rising equity or bond markets, and have demonstrated historically low correlation of returns to equity market indices. However, hedge funds may maintain leveraged net long positions, and this can expose PXRE to market risks.

PXRE has exited the finite reinsurance business, but claims in respect of finite reinsurance could have an adverse effect on PXRE’s operating results.

Finite risk reinsurance contracts are highly customized and typically involve complicated structural elements. Generally accepted accounting principles in the United States, which we refer to as GAAP, govern whether or not a contract should be accounted for as reinsurance. Contracts that do not meet these GAAP requirements may not be accounted for as reinsurance and are required to be accounted for as deposits. As reported in the past few years, certain finite insurance and reinsurance arrangements are coming under scrutiny by the New York Attorney General’s Office, the SEC and other governmental authorities. According to the press, investigators have asserted that the contracts in question were accounted for in an improper or fraudulent manner.

PXRE sold finite reinsurance prior to June 30, 2004, and from time to time, has purchased finite reinsurance. Although PXRE has received no request for information or documents in connection with the investigations with respect to any finite reinsurance PXRE sold or purchased from time to time, certain of its customers or reinsurers have been asked to provide or have provided documents and information in the framework of these investigations with respect to reinsurance contracts to which PXRE is a party. Any claim challenging the appropriateness of the accounting treatment of the finite contracts PXRE underwrote or purchased could result in negative publicity, costs and, in the event of any regulatory or judicial decision being entered against PXRE, ultimately fines and penalties, all of which could have a material adverse effect on PXRE’s business and operating results.

Reserving for losses includes significant estimates, which are also subject to inherent uncertainties.

PXRE’s success is dependent upon its ability to accurately assess the risks associated with the businesses that PXRE insures and reinsures. Claim reserves represent estimates involving underwriting, actuarial and statistical projections, at a given point in time, of PXRE’s expectations of the ultimate settlement and administration costs of claims incurred. PXRE utilizes actuarial models as well as historical insurance industry loss development patterns to assist in the establishment of appropriate claim reserves. As a property catastrophe reinsurer, incurred losses are inherently more volatile than those of primary insurers and reinsurers of risks that have an established historical pattern of losses.

In reserving for catastrophe losses, PXRE’s estimates are influenced by underwriting and loss information provided by PXRE’s clients, industry catastrophe models and its internal analyses of this information. As an event matures, PXRE relies more and more on its development patterns by type of event as well as contract information to project ultimate losses for the event. This process can cause PXRE’s ultimate estimates to differ significantly from initial projections.

PXRE’s estimate of the ultimate incurred gross loss and loss expenses arising from Hurricanes Katrina, Rita and Wilma of $1,028.5 million as of March 31, 2007 is based mainly on modeling, a review of exposed reinsurance contracts, claims notices received from clients, discussions with clients and loss information provided by clients to underwriters as part of the underwriting submissions received in connection with the January 2006 renewal process. Although PXRE has begun to receive loss notices with respect to Hurricanes Katrina, Rita and Wilma, PXRE has paid less than 71% of its net incurred loss with respect to Hurricanes Katrina, Rita and Wilma as of March 31, 2007. In addition, PXRE estimates are subject to a high level of uncertainty arising out of extremely complex and unique causation and coverage issues, including the appropriate attribution of losses to wind or flood damage as opposed to other perils such as fire, business interruption or civil commotion. The underlying policies generally contain exclusions for flood damage; however, water damage caused by wind may be covered. PXRE expects that causation and coverage issues may not be resolved for a considerable period of time and may be influenced by evolving legal and regulatory developments.

PXRE’s actual losses from Hurricanes Katrina, Rita and Wilma may exceed its estimate as a result of, among other things, the receipt of additional information from clients, the attribution of losses to coverages that for the purpose of its estimates PXRE assumed would not be exposed, and inflation in repair costs due to the limited availability of labor and materials, in which case PXRE’s financial results could be further materially adversely affected.

In developing its estimate for Hurricane Katrina, PXRE has also assumed flood damage exclusions contained in its cedent’s underlying insurance policies will be effective. PXRE understands that various lawsuits are pending seeking to invalidate such flood damage exclusions on various grounds. If such lawsuits were to successfully invalidate the underlying flood damage exclusions or if the court or a jury were to find that an insurer had not adequately established that a loss was attributable to flood rather than wind, PXRE’s liabilities for losses and loss expenses relating to Hurricane Katrina could prove to be inadequate, with a consequent adverse impact on PXRE’s shareholders’ equity in future periods. Based on reports in the press, PXRE understands that State Farm, one of the nation’s largest insurers, has been engaging in various settlement discussions concerning claims involving the controversies over the flood exclusion. PXRE does not reinsure State Farm, but it is unclear at this time how any potential settlements by State Farm would impact or influence PXRE’s cedents. If PXRE’s clients were to incur widespread additional losses as a result of settlements or adverse litigation results involving the flood versus wind controversy, it is possible that PXRE’s actual losses from Hurricane Katrina will exceed its estimate.

In PXRE’s casualty and finite business, given its limited experience, PXRE does not have established historical loss development patterns that can be used to establish loss liabilities. For these lines of business, PXRE relies on loss development patterns that have been estimated from industry or client data, which may not accurately represent the true development pattern for the business PXRE wrote. For property lines of business, reserves may differ from ultimate settlement values due to the infrequency of some types of catastrophe losses, the incompleteness of information in the wake of a major catastrophe and delay in receiving that information. PXRE may also seek to enter into commutations of reinsurance contracts of exited lines of business. Actual claims and claim expenses paid, including commutations, may deviate, perhaps substantially, from the reserve estimates reflected in PXRE’s financial statements.

If PXRE’s claim reserves are determined to be inadequate, PXRE will be required to increase claim reserves at the time of such determination with a corresponding reduction in its net income in the period in which the deficiency is rectified. It is possible that claims in respect of events that have occurred could exceed PXRE’s claim reserves and have a material adverse effect on PXRE’s operating results, in a particular period, or its financial condition in general. As a compounding factor, although most insurance contracts have policy limits, the nature of property and casualty insurance and reinsurance is that losses can exceed policy limits for a variety of reasons and could significantly exceed the premiums received on the underlying policies, thereby further adversely affecting PXRE’s financial condition.

PXRE has exhausted its retrocessional coverage with respect to Hurricane Katrina, leaving it exposed to further losses.

Based on PXRE’s current estimate of losses related to Hurricane Katrina, PXRE has exhausted its retrocessional protection with respect to this event, meaning that PXRE has no retrocessional coverage available should PXRE’s Hurricane Katrina losses prove to be greater than currently estimated. PXRE cannot be sure that retrocessional coverage will be available to it on acceptable terms, or at all, in the future. PXRE’s business, financial condition and operating results could be materially adversely impacted by additional losses related to Hurricane Katrina.

PXRE may be adversely affected by foreign currency fluctuations.

Although PXRE’s functional currency is the U.S. dollar, premium receivables and loss reserves include business denominated in currencies other than U.S. dollars. PXRE is exposed to the possibility of significant claims in currencies other than U.S. dollars. PXRE may, from time to time, experience losses resulting from fluctuations in the values of these non-U.S. currencies, which could adversely affect its operating results. While PXRE holds positions denominated in foreign currencies to mitigate, in part, the effects of currency fluctuations on its operating results, PXRE currently does not hedge its currency exposures before a catastrophic event that may produce a claim.

PXRE’s reliance on reinsurance brokers exposes PXRE to their credit risk.

In accordance with industry practice, PXRE frequently pays amounts owed on claims under PXRE’s policies to reinsurance brokers, and these brokers, in turn, pay these amounts over to the insurers that have reinsured a portion of their liabilities with PXRE (we refer to these insurers as ceding insurers). In some jurisdictions, if a broker fails to make such a payment, PXRE might remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for these policies to reinsurance brokers for payment over to PXRE, these premiums are considered to have been paid and the ceding insurer will no longer be liable to PXRE for those amounts, whether or not PXRE has actually received the premiums. PXRE is aware of one instance in recent years, involving an insignificant amount, in which a broker did not forward premiums to PXRE. Consequently, in connection with the settlement of reinsurance balances, PXRE assumed a degree of credit risk associated with brokers around the world. If PXRE completes the merger or implements another strategic alternative, PXRE is likely to continue to rely on such brokers and assume this risk.

Risks Related to Argonaut — Legacy Issues

If Argonaut’s actual losses from insureds exceed its loss reserves, Argonaut’s financial results would be adversely affected.

Argonaut records reserves for specific claims incurred and reported and reserves for claims incurred but not reported. The estimates of losses for reported claims are established judgmentally on an individual case basis. Such estimates are based on Argonaut’s particular experience with the type of risk involved and its knowledge of the circumstances surrounding each individual claim. Reserves for reported claims consider Argonaut’s estimate of the ultimate cost to settle the claims, including investigation and defense of the claim, and may be adjusted for differences between costs originally estimated and costs re-estimated or incurred. Reserves for incurred but not reported claims are based on the estimated ultimate cost of settling claims, including the effects of inflation and other social and economic factors, using past experience adjusted for current trends and any other factors that would modify past experience. Argonaut uses a variety of statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and prevailing economic, social and legal factors. While Argonaut’s management believes that amounts included in its consolidated financial statements are adequate, there can be no assurance that future changes in loss development, favorable or unfavorable, will not occur. The estimates are periodically reviewed and any changes are reflected in current operations.

Argonaut’s objective is to set reserves that are adequate and represent Argonaut management’s best estimate; that is, the amounts originally recorded as reserves should at least equal the ultimate cost to investigate and settle claims. However, the process of establishing adequate reserves is inherently uncertain, and the ultimate cost of a claim may vary materially from the amounts reserved. The reserving process is particularly imprecise for claims involving asbestos, environmental and other long-tailed exposures (those exposures for which claims take a long time to develop or for which the amount of claims payments are not known for a long period of time) confronting property and casualty insurers. Argonaut regularly monitors and evaluates loss and loss adjustment expense reserve developments to verify reserve adequacy. Any adjustment to reserves is reflected in underwriting results for the accounting period in which the adjustment is made.

Argonaut has received asbestos and environmental liability claims arising out of general liability coverage primarily written in the 1970s and into the mid-1980s. Argonaut has a specialized claims unit that investigates and adjusts asbestos and environmental claims. Beginning in 1986, nearly all standard liability policies contained an express exclusion for asbestos and environmental related claims. All policies currently being issued by Argonaut’s insurance subsidiaries contain this exclusion. In addition to the previously described general uncertainties encountered in estimating reserves, there are significant additional uncertainties in estimating the amount of Argonaut’s potential losses from asbestos and environmental claims. Reserves for asbestos and environmental claims cannot be estimated with traditional loss reserving techniques that rely on historical accident year development factors due to the uncertainties surrounding these types of claims. Among the uncertainties impacting the estimation of such losses are:

•	potentially long waiting periods between exposure and emergence of any bodily injury or property damage;

•	difficulty in identifying sources of environmental or asbestos contamination;

•	difficulty in properly allocating responsibility and/or liability for environmental or asbestos damage;

•	changes in underlying laws and judicial interpretation of those laws;

•	potential for an environmental or asbestos claim to involve many insurance providers over many policy periods;

•	long reporting delays from insureds to insurance companies;

•	historical data concerning asbestos and environmental losses, which is more limited than historical information on other types of claims;

•	questions concerning interpretation and application of insurance coverage; and

•	uncertainty regarding the number and identity of insureds with potential asbestos or environmental exposure.

Argonaut’s management believes that these factors continue to render traditional actuarial methods less effective at estimating reserves for asbestos and environmental losses than reserves on other types of losses. Argonaut establishes reserves to the extent that, in the judgment of its management, the facts and prevailing law reflect an exposure for Argonaut not dissimilar to those results the industry has experienced with regard to asbestos and environmental related claims. Argonaut annually reviews its loss and loss adjustment expense reserves for its runoff lines of business, including its asbestos and environmental claims. The review entails a detailed analysis of its direct and assumed exposure. Argonaut engages a consulting actuary to assist it in determining a best estimate of ultimate losses, and Argonaut’s management evaluates that estimate in assessing the adequacy of the runoff loss and loss adjustment expense reserves. Argonaut completed the 2006 analysis during the third quarter and updated this analysis during the fourth quarter. As a result of this analysis, Argonaut recorded an additional $12.2 million in loss reserves in 2006. Additionally, Argonaut strengthened its unallocated loss and loss adjustment expense reserves by $4.7 million based on this analysis. Argonaut will continue to monitor industry trends and its own experience in order to determine the adequacy of its environmental and asbestos reserves.

Through Argonaut’s subsidiary Rockwood Casualty Insurance Company, which we refer to as Rockwood, it has exposure to claims for black lung disease. Those diagnosed with black lung disease are eligible to receive workers compensation benefits from various federal and state programs. These programs are continually being reviewed by the governing bodies and may be revised without notice in such a way as to increase the level of Argonaut’s exposure. Argonaut’s subsidiary, the Colony Group, which we refer to as Colony, also currently underwrites environmental and pollution coverages (on a limited number of policies) for underground storage tanks.

Due to the uncertainties discussed above, the ultimate losses may vary materially from current loss reserves which could have a material adverse effect on Argo Group’s future financial condition, results of operations and cash flows.

The effects of emerging claim and coverage issues on Argonaut’s legacy business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect Argonaut’s business by either extending coverage beyond its underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until some time after Argonaut has issued insurance or reinsurance contracts that are affected by the changes. As a result, the full extent of liability under Argonaut’s insurance or reinsurance contracts may not be known for many years after a contract is issued, and its financial position and results of operations may adversely impact Argo Group.

Argonaut’s existing business has exposure to unpredictable catastrophes, which can materially and adversely affect its business, results of operations and/or financial condition.

Argonaut is subject to claims arising out of catastrophes that may have a significant effect on its business, results of operations, and/or financial condition. Catastrophes can be caused by various events, including hurricanes, windstorms, earthquakes, hailstorms, explosions, power outages, severe winter weather, fires and intentional man-made events, such as terrorist attacks. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Insurance companies are not permitted to reserve for catastrophes until such event takes place. Therefore, although Argonaut actively manages its exposure to catastrophes through its underwriting process and the purchase of reinsurance protection, an especially severe catastrophe or series of catastrophes could exceed its reinsurance protection and may have a material adverse impact on Argo Group’s business, results of operations and/or financial condition.

As a primary insurer, Argonaut’s existing business may have significant exposure for terrorist acts.

Argonaut may have exposure to losses resulting from acts of terrorism. Even if reinsurers are able to exclude coverage for terrorist acts or price that coverage at rates that Argonaut considers unattractive, direct insurers, like Argonaut’s insurance company subsidiaries, might not be able to likewise exclude terrorist acts because of regulatory constraints. If this does occur, Argonaut, in its capacity as a primary insurer, would have a significant gap in its reinsurance protection and would be exposed to potential losses as a result of any terrorist acts. These events are inherently unpredictable, although recent events may lead to their increased frequency and severity. It is difficult to predict occurrence of such events with statistical certainty or to estimate the amount of loss per occurrence they will generate.

TRIA was enacted to ensure availability of insurance coverage for defined terrorist acts in the United States. This law requires insurers writing certain lines of property and casualty insurance, including Argonaut, to offer coverage against certified acts of terrorism causing damage within the United States or to U.S. flagged vessels or aircraft. In return, the law requires the federal government, should an insurer comply with the procedures of the law, to indemnify the insurer for 85% of covered losses, exceeding a deductible, based on a percentage of direct earned premiums for the previous calendar year, up to an industry limit of $100 billion resulting from covered acts of terrorism. This law does not apply to acts of domestic terrorism or acts that might otherwise be considered acts of terrorism that are not certified by the Secretary of the Treasury to be acts of terrorism under this law. Argonaut continues to attempt to exclude acts of terrorism not covered under the federal act, subject to state approvals.

Given the retention limits imposed under this law and that some or many of Argonaut’s policies may not include an exclusion for terrorism, future terrorist attacks may result in losses that have a material adverse effect on Argo Group’s business, results of operations and/or financial condition. The federal terrorism risk assistance provided by TRIA will expire at the end of 2007 and it is not currently clear whether that assistance will be renewed. Any renewal may be on substantially less favorable terms.

Litigation and legal proceedings against Argonaut’s insurance subsidiaries could have an adverse effect on Argonaut’s business, results of operations and/or financial condition.

In the normal course of business, Argonaut’s insurance subsidiaries have been sued in a number of class action lawsuits and other major litigation as a result of their insurance operations. Argonaut’s insurance companies have responded to the lawsuits and believe that there are meritorious defenses and intend to vigorously contest these claims. The plaintiffs in certain of these lawsuits have not quantified the amounts they ultimately will seek to recover. In addition, in the case of class actions, it is uncertain whether a class will be certified, the number of persons included in any class, and the amount of damages that are ultimately sought by the class members. As a result, Argonaut is unable, with any degree of certainty, to determine a range of any potential loss, or whether such an outcome is probable or remote. However, adverse judgments in one or more of such lawsuits could have a material adverse effect on Argonaut’s business, results of operations and/or financial condition.

Argonaut faces a risk of non-collectibility of reinsurance, which could materially and adversely affect Argo Group’s business, results of operations and/or financial condition.

As is common practice within the insurance industry, Argonaut transfers a portion of the risks insured under its policies to other companies through the purchase of reinsurance. This reinsurance is maintained to protect the insurance subsidiaries against the severity of losses on individual claims, unusually serious occurrences in which a number of claims produce an aggregate extraordinary loss and catastrophic events. Although reinsurance does not discharge Argonaut’s subsidiaries from their primary obligation to pay for losses insured under the policies they issue, reinsurance does make the assuming reinsurer liable to the insurance subsidiaries for the reinsured portion of the risk. A credit exposure exists with respect to ceded losses to the extent that any reinsurer is unable or unwilling to meet the obligations assumed under the reinsurance contracts. The collectibility of reinsurance is subject to the solvency of the reinsurers, interpretation of contract language and other factors. Argonaut is selective in regard to its reinsurers, placing reinsurance with those reinsurers with strong financial strength ratings from A.M. Best, S&P, or a combination thereof, although the financial condition of a reinsurer may change based on market conditions. Argonaut performs credit reviews on its reinsurers, focusing on, among other things, financial condition, stability, trends and commitment to the reinsurance business. Argonaut also requires assets in trust, letters of credit or other acceptable collateral to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions. It has not always been standard business practice to require security for balances due; therefore, certain balances are not collateralized. A reinsurer’s insolvency or inability to make payments under the terms of a reinsurance contract could have a material adverse effect on Argo Group’s business, results of operations and/or financial condition.

Risks Related to PXRE through Peleus Re

Reinsurance prices may decline, which could affect Peleus Re’s profitability.

Demand for reinsurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, general economic conditions and underwriting results of primary property insurers. The supply of reinsurance is related to prevailing prices, recent loss experience and levels of surplus capacity. All of these factors fluctuate and may contribute to price declines generally in the reinsurance industry. Premium rates or other terms and conditions of trade may vary in the future. If any of these factors were to cause the demand for reinsurance to fall or the supply to rise, Peleus Re’s profitability could be adversely affected.

Because of potential exposure to catastrophes in the future, Peleus Re’s financial results may vary significantly from period to period.

As a reinsurer of property catastrophe-type coverages in the worldwide marketplace, Peleus Re’s operating results in any given period will depend to some extent on the number and magnitude of natural and man-made catastrophes such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, industrial explosions, freezes, riots and floods. While Peleus Re may, depending on market conditions, purchase catastrophe retrocessional coverage for its own protection, the occurrence of one or more major catastrophes in any given period could nevertheless have a material adverse impact on Peleus Re’s operating results and financial condition and result in substantial liquidation of investments and outflows of cash as losses are paid.

Peleus Re will operate in a highly competitive environment and no assurance can be given that Peleus Re will be able to compete effectively in this environment.

Peleus Re will compete with numerous companies, many of whom have credit ratings and substantially greater financial, marketing and management resources. No assurance can be given that Peleus Re will be able to compete successfully in the reinsurance markets in which PXRE has historically operated.

Peleus Re will compete with reinsurers that provide property-based lines of reinsurance, such as ACE Tempest Reinsurance Ltd., Arch Reinsurance Ltd., Aspen Insurance Holdings Limited, AXIS Reinsurance Company, Endurance Specialty Insurance Ltd., Everest Reinsurance Company, IPC Re Limited, Lloyd’s of London syndicates, Montpelier Reinsurance Ltd., Munich Reinsurance Company, Partner Reinsurance Company Ltd., Platinum Underwriters Holdings, Ltd., Renaissance Reinsurance Ltd., Swiss Reinsurance Company and XL Re Ltd. A

number of reinsurers were also formed in Bermuda in the wake of Hurricanes Katrina, Rita and Wilma in 2005 that are providing additional competition.

Peleus Re’s inability to provide the necessary collateral could affect Peleus Re’s ability to offer reinsurance in certain markets.

Peleus Re will not be licensed or admitted as an insurer in any jurisdiction other than Bermuda. Because many jurisdictions do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless appropriate security mechanisms are in place, Peleus Re anticipates that its reinsurance clients will typically require it to post a letter of credit or other collateral. If Peleus Re is unable to arrange for security on commercially reasonable terms, Peleus Re could be limited in its ability to write business for certain of its clients.

As of April 30, 2007, Peleus Re had no committed letter of credit facility and PXRE had $310.0 million of committed letter of credit facilities and an uncommitted facility that allows for letters of credit to be issued subject to satisfactory collateral being provided to the issuing bank by PXRE.

At March 31, 2007, PXRE had issued letters of credit in the amount of $208.3 million which are secured by cash and securities with a fair value of $271.2 million.

Risks Related to Regulation

Regulatory constraints may restrict Argo Group’s ability to operate its business.

General.  Argo Group’s insurance and reinsurance subsidiaries may not be able to obtain or maintain necessary licenses, permits, authorizations or may be able to do so only at significant cost. In addition, Argo Group may not be able to comply with, or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to insurance or reinsurance companies or holding companies. Failure to comply with or to obtain appropriate authorizations and/or exemptions under any applicable laws could result in restrictions on Argo Group’s ability to do business or certain activities that are regulated in one or more of the jurisdictions and could subject Argo Group to fines and other sanctions, which could have a material adverse effect on Argo Group s business.

Argo Group’s Bermuda Subsidiaries.  PXRE Bermuda is registered as a Class 4 Bermuda insurance and reinsurance company and Peleus Re is registered as a Class 3 Bermuda insurance and reinsurance company. Among other matters, Bermuda statutes, regulations and policies of the BMA require PXRE Bermuda and Peleus Re to maintain minimum levels of statutory capital, surplus and liquidity, to meet solvency standards, to obtain prior approval of ownership and transfer of shares and to submit to certain periodic examinations of its financial condition. These statutes and regulations may, in effect, restrict the ability of PXRE Bermuda and Peleus Re to write insurance and reinsurance policies, to make certain investments and to distribute funds. By agreement with the BMA, PXRE Bermuda may not underwrite any new reinsurance business without the prior consent of the BMA, other than reinsurance of business written by Peleus Re.

The offshore insurance and reinsurance regulatory environment has become subject to increased scrutiny in many jurisdictions, including the United States and various states within the United States. Compliance with any new laws or regulations regulating offshore insurers or reinsurers could have a material adverse effect on Argo Group’s business. In addition, although neither PXRE Bermuda nor Peleus Re believes it is or will be in violation of insurance laws or regulations of any jurisdiction outside Bermuda, inquiries or challenges to the insurance or reinsurance activities of PXRE Bermuda or Peleus Re may still be raised in the future.

Argo Group’s U.S. Subsidiaries.  Argo Group’s U.S. insurance subsidiaries are subject to extensive regulation which may reduce our profitability or inhibit our growth. Moreover, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.

The U.S. insurance industry is highly regulated and supervised. Our insurance subsidiaries are subject to the supervision and regulation of the states in which they are domiciled and the states in which they do business. Such supervision and regulation is designed to protect our policyholders rather than our shareholders. These regulations are generally administered by a department of insurance in each state and relate to, among other things:

•	approval of policy forms and premium rates;

•	standards of solvency, including risk-based capital measurements;

•	licensing of insurers and their producers;

•	restrictions on the nature, quality and concentration of investments;

•	restrictions on the ability of our insurance company subsidiaries to pay dividends to us;

•	restrictions on transactions between insurance company subsidiaries and their affiliates;

•	restrictions on the size of risks insurable under a single policy;

•	requiring deposits for the benefit of policyholders;

•	requiring certain methods of accounting;

•	periodic examinations of our operations and finances;

•	prescribing the form and content of records of financial condition required to be filed; and

•	requiring additional reserves as required by statutory accounting rules.

State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives.

In addition, regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, we follow practices based on our interpretations of regulations or practices that we believe may be generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could adversely affect our ability to operate our business.

Finally, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could adversely affect our ability to operate our business.

Argo Group’s U.S. insurance subsidiaries will be subject to the risk-based capital provisions under The Insurers Model Act.

The risk-based capital system is designed to measure whether the amount of available capital is adequate to support the inherent specific risks of each insurer. Risk-based capital is calculated annually. State regulatory authorities use the risk-based capital formula to identify insurance companies that may be undercapitalized and thus may require further regulatory attention. The formula prescribes a series of risk measurements to determine a minimum capital amount for an insurance company, based on the profile of the individual company. The ratio of a company’s actual policyholder surplus to its minimum capital requirements will determine whether any state regulatory action is required.

The risk-based capital system in The Insurers Model Act provides four levels of regulatory activity if the risk-based capital ratio yielded by the calculation falls below specified minimums. At each of four successively lower risk-based capital ratios specified by statute, increasing regulatory remedies become available, some of which are mandatory. The four levels are: (i) Company Action Level Event, (ii) Regulatory Action Level Event, (iii) Authorized Control Level Event, and (iv) Mandatory Control Level Event. As of December 31, 2006, all of our insurance subsidiaries had risk-based capital ratios that exceed specified minimums. If we fall below the minimum acceptable risk-based capital level, we would be subject to additional regulation.

Argo Group’s U.S. subsidiaries affiliated company transactions will be subject to regulation by certain states.

All states have enacted legislation that regulates transactions with related companies. Such regulation generally provides that transactions between related companies must be fair and equitable. Transfers of assets among such affiliated companies, certain dividend payments from insurance subsidiaries and certain material transactions between companies within the system may be subject to prior notice to, or prior approval by, state regulatory authorities. If Argo Group is unable to obtain the requisite prior approval for a specific transaction, we would be precluded from taking the action which could adversely affect our operations.

If PXRE Bermuda or Peleus Re becomes subject to insurance statutes and regulations in jurisdictions other than Bermuda or there are changes in Bermuda law or regulations or the application of Bermuda law or regulations, there could be a significant and negative impact on their businesses.

PXRE Bermuda, as a registered Bermuda Class 4 insurer, and Peleus Re, as a registered Bermuda Class 3 insurer, are subject to regulation and supervision in Bermuda. Bermuda insurance statutes, regulations and policies of the BMA require PXRE Bermuda and Peleus Re to, among other things:

•	maintain a minimum level of capital, surplus and liquidity;

•	satisfy solvency standards;

•	restrict dividends and distributions;

•	obtain prior approval of ownership and transfer of shares;

•	appoint an approved loss reserve specialist;

•	maintain a principal office and appoint and maintain a principal representative in Bermuda; and

•	provide for the performance of certain periodic examinations of PXRE Bermuda and its financial condition.

In addition to the above, PXRE Bermuda has agreed to submit to additional regulatory oversight by the BMA effective March 12, 2007. Please refer to the section entitled “Risk Factors — Risks Related to the Resulting Company’s Operations After the Completion of the Merger — Risks Related to Regulation” beginning on page 45, for a full discussion of this matter.

These statutes and regulations may, in effect, restrict PXRE’s ability to write reinsurance policies, to distribute funds and to pursue its investment strategy.

PXRE does not presently intend that either PXRE Bermuda or Peleus Re will be admitted to do business in any jurisdiction in the United States, the United Kingdom or elsewhere (other than Bermuda). However, PXRE cannot assure you that insurance regulators in the United States, the United Kingdom or elsewhere will not review the activities of PXRE Bermuda or Peleus Re or related companies or their agents and claim that PXRE Bermuda or Peleus Re is subject to such jurisdiction’s licensing requirements. If any such claim is successful and PXRE Bermuda or Peleus Re must obtain a license, PXRE may be subject to taxation in such jurisdiction. (In certain circumstances, PXRE may be subject to tax in a jurisdiction even if it is not licensed by such jurisdiction. See “— Risks Related to Taxation” beginning on page 52.) In addition, PXRE Bermuda and Peleus Re are subject to indirect regulatory requirements imposed by jurisdictions that may limit their ability to provide insurance or reinsurance. For example, the ability of PXRE Bermuda and Peleus Re to write insurance or reinsurance may be subject, in certain cases, to arrangements satisfactory to applicable regulatory bodies. Proposed legislation and regulations may have the effect of imposing additional requirements upon, or restricting the market for, alien insurers or reinsurers with whom domestic companies place business.

Generally, Bermuda insurance statutes and regulations applicable to PXRE Bermuda and Peleus Re are less restrictive than those that would be applicable if it were governed by the laws of any state in the United States. In the past, there have been congressional and other initiatives in the United States regarding proposals to supervise and regulate insurers domiciled outside the United States. If in the future either PXRE Bermuda or Peleus Re becomes subject to any insurance laws of the United States or any state thereof or of any other jurisdiction, PXRE cannot assure you that PXRE Bermuda or Peleus Re would be in compliance with those laws or that coming into compliance with those laws would not have a significant and negative effect on the business of PXRE Bermuda or Peleus Re.

The process of obtaining licenses is very time consuming and costly, and PXRE may not be able to become licensed in a jurisdiction other than Bermuda, should it choose to do so. The modification of the conduct of PXRE’s business resulting from its becoming licensed in certain jurisdictions could significantly and negatively affect PXRE’s business. In addition PXRE’s inability to comply with insurance statutes and regulations could significantly and adversely affect its business by limiting PXRE’s ability to conduct business as well as subjecting PXRE to penalties and fines.

Because PXRE is incorporated in Bermuda, PXRE is subject to changes in Bermuda law and regulation that may have an adverse impact on its operations, including imposition of tax liability or increased regulatory supervision. In addition, PXRE will be exposed to changes in the political environment in Bermuda. The Bermuda insurance and reinsurance regulatory framework recently has become subject to increased scrutiny in many jurisdictions, including in the United States and in various states within the United States. PXRE cannot predict the future impact on its operations of changes in the laws and regulations to which PXRE is or may become subject.

Argo Group may be unable to obtain extensions of work permits for its employees, which may cause its business to be adversely affected.

Under Bermuda law, non-Bermudians (other than spouses of Bermudians or holders of permanent residence certificates) may not engage in any gainful occupation in Bermuda without the specific permission of the appropriate government authority. The Bermuda government will issue a work permit for a specific period of time, which may be extended upon showing that, after proper public advertisements, no Bermudian (or spouse of a Bermudian or holder of a permanent residence certificate) is available who meets the minimum standards for the advertised position. The Bermuda government has a policy that limits the duration of work permits to six years, subject to certain exemptions for key employees. A significant number of Argo Group’s key officers, including an executive vice president and key reinsurance underwriters of PXRE, are working in Bermuda under work permits that will expire over the next two years. The Bermuda government could refuse to extend these work permits. If any of Argo Group’s senior executive officers were not permitted to remain in Bermuda, Argo Group’s operations could be disrupted and its financial performance could be adversely affected.

Risks Related to an Investment in Argo Group’s Common Shares

Argo Group’s share price and trading volume may be subject to significant fluctuations in response to a number of events and factors, including:

•	the completion of the merger and the level of success in integrating the businesses of PXRE and Argonaut and pursuing the Peleus Re business plan;

•	potential shareholder litigation and regulatory investigations relating to the recent decline in PXRE’s share price, ratings downgrade and catastrophe losses;

•	natural catastrophes or other events that may impact or be perceived by investors as impacting the insurance industry, generally, and the reinsurance industry, in particular;

•	quarterly variations in Argo Group’s operating results;

•	changes in the market’s expectations about Argo Group’s future operating results;

•	changes in financial estimates and recommendations by securities analysts concerning Argo Group or the reinsurance industry generally;

•	operating and stock price performance of other companies that investors may deem comparable;

•	news reports relating to Argo Group’s business and trends in Argo Group’s markets;

•	changes in the laws and regulations affecting Argo Group’s business;

•	acquisitions and financings by Argo Group or others in Argo Group’s industry; and

•	sales or acquisitions of substantial amounts of Argo Group’s common shares by Argo Group’s directors and executive officers or principal shareholders, or the perception that such sales could occur.

In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect Argo Group’s share price, regardless of Argo Group’s operating results.

Argo Group will be a holding company and if its subsidiaries do not make dividend payments to Argo Group, Argo Group may not be able to pay dividends or other obligations.

Argo Group will be a holding company with no operations or significant assets other than the share capital of its subsidiaries.

PXRE effected an internal reorganization of its subsidiaries on March 15, 2005. The purpose of the reorganization was to consolidate all of PXRE’s non-Bermudian subsidiaries under a newly formed holding company established in Ireland, PXRE Ireland. PXRE Ireland is a wholly owned subsidiary of PXRE Bermuda. In the reorganization, PXRE Reinsurance (Barbados) Ltd. distributed all of the common shares of PXRE Delaware to PXRE Bermuda. PXRE Bermuda then contributed the common shares of PXRE Delaware and the common shares of PXRE Europe to PXRE Ireland.

Argo Group will rely primarily on cash dividends from its subsidiaries to pay its operating expenses, including debt service payments, shareholder dividends, if any, income taxes and other obligations that may arise from time to time. Argo Group expects future dividends and other permitted payments from these subsidiaries to be its principal source of funds to pay expenses and dividends. The payment of dividends by Argo Group’s insurance and reinsurance subsidiaries to Argo Group is limited under Bermuda law, Irish law and under certain insurance statutes of various U.S. states in which they are licensed to transact business. Argo Group’s U.S. insurance subsidiaries are subject to state regulatory restrictions that limit the maximum amount of annual dividends or other distributions, including loans or cash advances, available to shareholders without prior approval of the state regulatory authorities. As of January 1, 2007, PXRE Reinsurance cannot pay any dividends without the prior approval of the Insurance Commissioner of the State of Connecticut.

Bermuda insurance laws require PXRE Bermuda and Peleus Re to maintain certain measures of solvency and liquidity, and further limit the amount by which PXRE can reduce capital and surplus without prior regulatory approval. Moreover, as a precondition to the licensing of Peleus Re, PXRE Bermuda has agreed to submit to additional regulatory oversight by the BMA. PXRE agreed that effective March 12, 2007 PXRE Bermuda will not write any insurance business without the approval of the BMA other than reinsurance of business written by Peleus Re.

PXRE also agreed with the BMA that effective March 12, 2007, PXRE Bermuda, before reducing its total statutory capital by 10% or more, in the aggregate, as set out in its previous year’s financial statements, in any calendar year, shall obtain the BMA’s approval. PXRE Bermuda may reduce its total statutory capital, as set out in its previous year’s financial statements, by less than 10% in the aggregate in any calendar year, provided that at least fourteen days before payment of such distribution it files with the BMA a certificate signed by the insurer’s principal representative and two of its directors which states that, in the opinion of those signing the certificate, the return and reduction of statutory capital will not cause the insurer to fail to meet its relevant margins.

Additionally, PXRE Bermuda, before declaring a dividend in respect of any financial year which would exceed 20% of its total statutory capital and surplus as shown on its statutory balance sheet in relation to the previous financial year, must obtain the BMA’s approval. PXRE Bermuda may declare and pay dividends in respect of any financial year which would not exceed 20% of its total statutory capital and surplus as shown on its statutory balance sheet in relation to the previous financial year, provided that at least fourteen days before payment of such dividend it files with the BMA a certificate signed by its principal representative and two of its directors which states that, in the opinion of those signing the certificate, the payment of such dividend will not cause PXRE Bermuda to fail to meet its relevant margins.

PXRE Bermuda is prohibited from declaring or paying any dividends during any financial year it is in breach of its minimum solvency margin or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. If it fails to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, the insurer will be prohibited, without the approval of the BMA, from declaring or paying any dividends during the next financial year. If its total statutory capital and surplus falls to $75.0 million or less, it will have to comply with additional reporting requirements as mandated by the BMA.

U.S. persons who own Argo Group’s common shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

The Companies Act 1981 of Bermuda, which we refer to as the Companies Act, which applies to Argo Group, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act applicable to Argo Group which includes, where relevant, information on modifications thereto adopted pursuant to PXRE’s bye-laws which differ in certain respects from provisions of Delaware corporate law. Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to Argo Group and its shareholders. See “Comparison of Shareholder Rights and Corporate Governance Matters” beginning on page 151.

Interested Directors.  Under Bermuda law and PXRE’s bye-laws, a transaction entered into by Argo Group in which a director has an interest will not be voidable by Argo Group, and such director will not be liable to Argo Group for any profit realized pursuant to such transaction, provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. In addition, PXRE’s bye-laws allow an interested director to be taken into account in determining whether a quorum is present and to vote on a transaction in which that director has an interest following a declaration of the interest pursuant to the Companies Act, provided that the director is not disqualified from doing so by the chairman of the meeting. Under Delaware law, a transaction with an interested director would not be voidable if:

•	the material facts as to the interested director’s relationship or interests were disclosed or were known to the board of directors and the board of directors in good faith authorized the transaction by the affirmative vote of a majority of the disinterested directors;

•	such material facts were disclosed or were known to the shareholders entitled to vote on such transaction and the transaction was specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

•	the transaction was fair as to the corporation as of the time it was authorized, approved or ratified.

Under Delaware law, an interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Certain Transactions with Significant Shareholders.  As a Bermuda company, upon the approval of Argo Group’s board of directors, Argo Group may enter into certain business transactions with its significant shareholders, including asset sales, in which a significant shareholder receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders without obtaining prior approval from Argo Group shareholders. Amalgamations, including amalgamations with an interested shareholder, require the approval of the board of directors and a resolution of shareholders approved by the affirmative vote of three-fourths of those voting at such meeting and the quorum shall be two persons holding or represented by proxy of more than one-third of the issued shares of Argo Group. If Argo Group was a Delaware corporation, a business combination (which, for this purpose, includes mergers and asset sales of greater than 10% of Argo Group’s assets that would otherwise be considered transactions in the ordinary course of business) with an interested shareholder, would require, subject to certain exceptions, prior approval from shareholders holding at least two-thirds of its outstanding common shares not owned by such interested shareholder for a period of three years from the time the person became an interested shareholder, unless Argo Group opted out of the relevant Delaware statute.

Shareholders’ Suits.  The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow

English case law precedent, which would permit a shareholder to commence an action in Argo Group’s name to remedy a wrong done to Argo Group where an act is alleged to be beyond Argo Group’s corporate power, is illegal or would result in the violation of Argo Group’s memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of Argo Group’s shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action. Argo Group’s bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in Argo Group’s right, against any director or officer for any act or failure to act in the performance of such director’s or officer’s duties, except with respect to any fraud or dishonesty of such director or officer. Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of Directors and Officers.  Under Bermuda law and PXRE’s bye-laws, Argo Group may indemnify Argo Group directors, officers or any other person appointed to a committee of the board of directors (and their respective heirs, executors or administrators) to the full extent permitted by law against all actions, costs, charges, liabilities, loss, damage or expense incurred or sustained by such person by reason of any act done, concurred in or omitted in the conduct of Argo Group’s business or in the discharge of his/her duties; provided that such indemnification shall not extend to any matter in which any of such persons is found, in a final judgment or decree not subject to appeal, to have committed fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (i) such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful.

Committees of the Board of Directors.  PXRE’s bye-laws provide, as permitted by Bermuda law, that the board of directors may delegate any of its powers to committees that the board appoints, and those committees may consist partly or entirely of non-directors. Delaware law allows the board of directors of a corporation to delegate many of its powers to committees, but those committees may consist only of directors.

Argo Group’s shareholders may have difficulty effecting service of process on Argo Group or enforcing judgments against PXRE in the United States.

PXRE is organized under the laws of Bermuda and Argo Group’s business will be based in Bermuda. In addition, certain of Argo Group’s directors and officers reside outside the United States, and all or a substantial portion of Argo Group’s assets and the assets of such persons are located in jurisdictions outside the United States. As such, Argo Group has been advised that there is doubt as to whether:

•	a holder of Argo Group’s common shares would be able to enforce, in the courts of Bermuda, judgments of United States courts against persons who reside in Bermuda based upon the civil liability provisions of the United States federal securities laws;

•	a holder of Argo Group’s common shares would be able to enforce, in the courts of Bermuda, judgments of United States courts based upon the civil liability provisions of the United States federal securities laws; and

•	a holder of Argo Group’s common shares would be able to bring an original action in the Bermuda courts to enforce liabilities against PXRE or PXRE’s directors or officers, as well as PXRE’s independent accountants, who reside outside the United States based solely upon United States federal securities laws.

Further, Argo Group has been advised that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of United States courts, and there are grounds upon which Bermuda courts may not enforce judgments of United States courts. Because judgments of United States courts are not automatically enforceable in Bermuda, it may be difficult for Argo Group’s shareholders to recover against Argo Group based on such judgments.

Risks Related to Taxation

PXRE and PXRE’s Bermuda subsidiaries may become subject to Bermuda taxes after 2016.

Bermuda currently imposes no income tax on corporations. PXRE has obtained an assurance from the Bermuda Minister of Finance, under The Exempted Undertakings Tax Protection Act 1966 of Bermuda, that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to PXRE or PXRE’s Bermuda subsidiaries, until March 28, 2016. PXRE cannot assure you that PXRE or its Bermuda subsidiaries will not be subject to any Bermuda tax after that date. See “Material Tax Considerations — Taxation of PXRE and its Subsidiaries following the Merger — Bermuda” beginning on page 123.

PXRE and PXRE’s non-U.S. subsidiaries may be subject to U.S. tax, which may have a material adverse effect on PXRE’s financial condition and operating results.

PXRE and PXRE’s non-U.S. subsidiaries have operated and intend to continue to operate in a manner that should not cause them to be treated as engaged in a trade or business in the United States (and, in the case of those non-U.S. companies qualifying for treaty protection, in a manner that should not cause any of such non-U.S. subsidiaries to be doing business through a permanent establishment in the United States) and, thus, PXRE believes that it and its non-U.S. subsidiaries should not be subject to U.S. federal income taxes or branch profits tax (other than withholding taxes on certain U.S. source investment income and excise taxes on insurance or reinsurance premiums). However, because there is uncertainty as to the activities that constitute being engaged in a trade or business within the United States, and what constitutes a permanent establishment under the applicable tax treaties, there can be no assurances that the United States Internal Revenue Service, which we refer to as the IRS, will not contend successfully that one of the non-U.S. subsidiaries is engaged in a trade or business, or carrying on business through a permanent establishment, in the United States. See “Material Tax Considerations — Taxation of PXRE and its Subsidiaries Following the Merger — United States” beginning on page 123.

Dividends paid by PXRE’s U.S. subsidiaries to PXRE Ireland may not be eligible for benefits under the U.S.-Ireland income tax treaty.

Under U.S. federal income tax law, dividends paid by a U.S. corporation to a non-U.S. shareholder are generally subject to a 30% withholding tax, unless reduced by treaty. The income tax treaty between the Republic of Ireland and the United States, which we refer to as the Irish Treaty, reduces the rate of withholding tax on certain dividends to 5%. Were the IRS to contend successfully that PXRE Ireland is not eligible for benefits under the Irish Treaty, any dividends paid by PXRE’s U.S. subsidiaries to PXRE Ireland would be subject to the 30% withholding tax. Such a result could have a material adverse effect on PXRE’s financial condition and operating results.

If you are a U.S. non-corporate shareholder, dividends you receive from PXRE will not be eligible for reduced rates of tax upon enactment of certain legislative proposals or after 2010 if legislation is not enacted extending the “qualified dividend” income provisions.

Dividends are generally considered to be ordinary income subject, in the case of individuals, to rates of tax up to 35%. However, dividends paid by a qualified foreign corporation, such as PXRE will be, to U.S. non-corporate holders of its common shares are eligible for reduced rates of taxation (based on the long-term capital gain rates) up to a maximum of 15%. The application of these reduced rates is, however, set to expire in 2011. PXRE, therefore, cannot assure you that any dividends paid by PXRE after 2010 would continue to qualify for reduced rates of tax.

Moreover, legislation has been introduced in the U.S. Congress that would, if enacted, deny the applicability of reduced rates to dividends paid by any corporation organized under the laws of a foreign country which does not have a comprehensive income tax system, such as Bermuda. It is possible that this legislative proposal could become law before 2011 or that it could apply retroactively. Therefore, depending on whether, when and in what form this legislative proposal is enacted, PXRE cannot assure you that any dividends paid by Argo Group in the future would qualify for reduced rates of tax.

If you acquire 10% or more of PXRE’s shares and PXRE or one or more of its non-U.S. subsidiaries is classified as a controlled foreign corporation, which we refer to as a CFC, your taxes could increase.

Each United States person (as defined in Section 957(c) of the Code) who (i) owns (directly, indirectly through non-U.S. persons, or constructively by application of certain attribution rules, which we refer to as constructively) 10% or more of the total combined voting power of all classes of shares of a non-U.S. corporation at any time during a taxable year, which we refer to as a 10% U.S. Shareholder, and (ii) owns (directly or indirectly through non-U.S. persons) shares of such non-U.S. corporation on the last day of such taxable year, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed, if such non-U.S. corporation has been a CFC for an uninterrupted period of 30 days or more during such taxable year. A non-U.S. corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities, or constructively) more than 50% of the total combined voting power of all classes of voting shares of such non-U.S. corporation or more than 50% of the total value of all shares of such corporation. For purposes of taking into account insurance income, a CFC also includes a non-U.S. insurance company in which more than 25% of the total combined voting power of all classes of shares (or more than 25% of the total value of the shares) is owned (directly, indirectly through non-U.S. persons or constructively) by 10% U.S. Shareholders, on any day during the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts (other than certain insurance or reinsurance related to same country risks written by certain insurance companies not applicable here) exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. PXRE cannot assure you that PXRE or its non-U.S. subsidiaries will not be classified as CFCs. PXRE believes that because of the anticipated dispersion of its common share ownership, provisions in PXRE’s organizational documents that limit voting power and other factors, no United States person who (i) owns PXRE’s shares directly or indirectly through one or more non-U.S. entities and (ii) has not received a waiver from PXRE’s board of directors of provisions in PXRE’s organizational documents that limit voting power, should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power of all classes of the shares of PXRE or any of its non-U.S. subsidiaries.

Due to the attribution provisions of the Code regarding determination of beneficial ownership, there is a risk that the IRS could assert that PXRE or one or more of its non-U.S. subsidiaries are CFCs and that U.S. holders of PXRE’s shares who own 10% or more of the value of PXRE’s shares should be treated as owning 10% or more of the total voting power of PXRE, and/or its non-U.S. subsidiaries, notwithstanding the reduction of voting power discussed above. See “Material Tax Considerations — Taxation of PXRE Shareholders Following the Merger — United States — Classification of PXRE or its non-U.S. subsidiaries as CFCs” beginning on page 125.

If one or more of PXRE’s non-U.S. subsidiaries is determined to have related person insurance income, which we refer to as RPII, you may be subject to U.S. taxation on your pro rata share of such income.

If the RPII of any of PXRE’s non-U.S. insurance subsidiaries were to equal or exceed 20% of such company’s gross insurance income in any taxable year and direct or indirect insureds (and persons related to such insureds) own, directly or indirectly through entities, 20% or more of PXRE’s voting power or value, then a U.S. person who owns PXRE’s shares (directly or indirectly through non-U.S. entities) on the last day of the taxable year would be required to include in its income for U.S. federal income tax purposes such person’s pro rata share of such non-U.S. insurance subsidiary’s RPII for the entire taxable year, determined as if such RPII were distributed proportionately only to U.S. persons at that date regardless of whether such income is distributed. In addition, any RPII that is includible in the income of a U.S. tax-exempt organization may be treated as unrelated business taxable income. The amount of RPII earned by the non-U.S. insurance subsidiaries (generally, premium and related investment income from the direct or indirect insurance or reinsurance of any direct or indirect U.S. holder of common shares or any person related to such holder) will depend on a number of factors, including the identity of persons directly or indirectly insured or reinsured by the non-U.S. insurance subsidiaries. PXRE believes that the gross RPII of each non-U.S. insurance subsidiary did not in prior years of operation and is not expected in the foreseeable future to equal or exceed 20% of such subsidiary’s gross insurance income. Additionally, PXRE does not expect the direct or indirect insureds of its non-U.S. insurance subsidiaries (and persons related to such insureds) to directly or indirectly own 20% or more of either the voting power or value of its shares. No assurance can be given that this will be the case because some of the factors that determine the existence or extent of RPII may be beyond PXRE’s knowledge and/or control.

The RPII rules provide that if a U.S. person disposes of shares in a non-U.S. insurance corporation in which U.S. persons own 25% or more of the shares (even if the amount of RPII is less than 20% of the corporation’s gross insurance income and the ownership of its shares by direct or indirect insureds and related persons is less than the 20% threshold), any gain from the disposition will generally be treated as ordinary income to the extent of the U.S. person’s share of the corporation’s undistributed earnings and profits that were accumulated during the period that the U.S. person owned the shares (whether or not such earnings and profits are attributable to RPII). In addition, such U.S. person will be required to comply with certain reporting requirements, regardless of the amount of shares owned by the U.S. person. These RPII rules should not apply to dispositions of PXRE’s shares because PXRE will not itself be directly engaged in the insurance business. The RPII provisions, however, have never been interpreted by the courts or the U.S. Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. The U.S. Treasury Department has authority to impose, among other things, additional reporting requirements with respect to RPII. Accordingly, the meaning of the RPII provisions and the application of those provisions to PXRE and its non-U.S. subsidiaries are uncertain. See “Material Tax Considerations — Taxation of PXRE Shareholders Following the Merger — United States — The RPII CFC Provisions” beginning on page 126.

If PXRE is classified as a passive foreign investment company, which we refer to as PFIC, your taxes would increase.

If PXRE is classified as a PFIC, it would have material adverse tax consequences for U.S. persons that directly or indirectly own PXRE’s shares, including subjecting such U.S. persons to a greater tax liability than might otherwise apply and subjecting such U.S. persons to tax on amounts in advance of when tax would otherwise be imposed. PXRE believes that it should not be, and currently does not expect to become, a PFIC for U.S. federal income tax purposes; however, PXRE cannot assure you that it will not be deemed a PFIC by the IRS based, in part, on PXRE’s recent limited operations. There are currently no regulations regarding the application of the PFIC provisions to an insurance company. New regulations or pronouncements interpreting or clarifying these rules may be forthcoming. PXRE cannot predict what impact, if any, such guidance would have on persons subject to U.S. federal income tax that directly or indirectly own PXRE’s shares. See “Material Tax Considerations — Taxation of PXRE Shareholders Following the Merger — United States — Passive Foreign Investment Companies” beginning on page 129.

The reinsurance agreements between PXRE and PXRE’s U.S. subsidiaries (including any that may be entered into with Argonaut and its U.S. subsidiaries upon completion of the merger) may be subject to recharacterization or other adjustment for U.S. federal income tax purposes, which may have a material adverse effect on PXRE’s financial condition and operating results.

Under Section 845 of the Code, the IRS may allocate income, deductions, assets, reserves, credits and any other items related to a reinsurance agreement among certain related parties to the reinsurance agreement, recharacterize such items, or make any other adjustment, in order to reflect the proper source, character or amount of the items for each party. No regulations have been issued under Section 845 of the Code. Accordingly, the application of such provisions is uncertain and PXRE cannot predict what impact, if any, such provisions may have on it and its subsidiaries either before or after completion of the merger.

U.S. tax-exempt organizations that own PXRE’s shares may recognize unrelated business taxable income.

A U.S. tax-exempt organization may recognize unrelated business taxable income if a portion of PXRE’s insurance income is allocated to the organization. In general, insurance income will be allocated to a U.S. tax-exempt organization if either PXRE is a CFC and the tax-exempt shareholder is a 10% U.S. Shareholder or there is RPII and certain exceptions do not apply. Although PXRE does not believe that any U.S. persons should be allocated such insurance income, PXRE cannot be certain that this will be the case. See “Material Tax

Considerations — Taxation of PXRE Shareholders Following the Merger — United States — Tax-Exempt Shareholders” beginning on page 128. U.S. tax-exempt investors should consult their tax advisors as to the U.S. tax consequences of any allocation of PXRE’s insurance income.

The payment of the special cash dividend to Argonaut shareholders could result in adverse U.S. federal income tax consequences to shareholders and to PXRE under certain circumstances.

Argonaut intends to take the position that the amount paid as the special cash dividend is treated as a distribution with respect to the Argonaut common stock, and not as consideration in the merger. Although Argonaut believes its position with respect to the special cash dividend is correct, the IRS may take a contrary position, and to the extent the IRS were to prevail, the amount paid as the special cash dividend would be treated as additional cash received in connection with the merger and not as a distribution for U.S. federal income tax purposes. In such a case, holders of Argonaut common stock could have adverse U.S. tax consequences, such as corporate holders not being entitled to a dividends received deduction. In addition, if the special cash dividend were to be treated as merger consideration, it is possible that the special cash dividend would be deemed to be paid from Argonaut to PXRE, in which case a U.S. 30% withholding tax would be imposed on such payment.

Holders of Argonaut common stock should consult their advisors as to the U.S. tax consequences of the special cash dividend.

If completed, the merger may have adverse U.S. federal income tax consequences on PXRE under certain circumstances.

Section 7874 of the Code was added in 2004 by the American Jobs Creation Act of 2004 to address inversion transactions, which refer in relevant part to transactions where a U.S. corporation becomes a subsidiary of a foreign corporation. This provision provides that in certain instances a foreign corporation may be treated as a domestic corporation for U.S. federal income tax purposes.

Because the former holders of Argonaut common stock are not expected to own 80 percent or more of the stock (by vote or value) of PXRE immediately after the acquisition, PXRE and Argonaut believe that neither PXRE nor any of its non-U.S. affiliates should be treated as a domestic corporation subject to U.S. taxation under Section 7874 of the Code. Moreover, although the former holders of Argonaut common stock are expected to hold more than 60 percent of the stock (by vote and value) of PXRE immediately after the inversion transaction, both PXRE and Argonaut believe that neither of them should recognize current gain under Section 7874 of the Code or otherwise as a result of the acquisition of Argonaut by PXRE. It is possible that, as a result of certain transfers or licenses of stock or other property, as the case may be, during the applicable period (including the transfer of any income received or accrued during the applicable period by reason of a license of any property by Argonaut), Argonaut could recognize inversion gain during the applicable period. However, PXRE and Argonaut do not anticipate such transfers taking place and thus do not expect to recognize any inversion gain during the applicable period.

Changes in U.S. federal income tax law could be retroactive and may subject PXRE or its non-U.S. subsidiaries to U.S. federal income taxation.

Legislation has been introduced in the U.S. Congress intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain U.S. connections. There are currently pending legislative proposals which, if enacted, could have a material adverse effect on PXRE or its shareholders. It is possible that broader-based or new legislative proposals could emerge in the future that could have an adverse effect on PXRE or its shareholders.

The tax laws and interpretations regarding whether a company is engaged in a U.S. trade or business or whether a company is a CFC or PFIC or has RPII or subject to the inversion tax rules are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to an insurance company. Additionally, the regulations regarding RPII are still in proposed form and the regulations regarding inversion transactions are in temporary form. New regulations or pronouncements interpreting or clarifying such rules will likely be forthcoming from the IRS. PXRE is not able to predict if, when or in what form such guidance will be provided and whether such guidance will be applied on a retroactive basis.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains various forward-looking statements and includes assumptions concerning PXRE’s, Argonaut’s and the resulting company’s operations, future results and prospects. Statements included herein, as well as statements made by PXRE or Argonaut or on PXRE’s or Argonaut’s behalf in press releases, written statements or other documents filed with the SEC, or in PXRE’s or Argonaut’s communications and discussions with investors and analysts in the normal course of business through meetings, phone calls and conference calls, which are not historical in nature are intended to be, and are hereby identified as, “forward-looking statements” for purposes of the safe harbor provided by Section 21E of the Exchange Act. These forward-looking statements, identified by words such as “intend,” “believe,” “anticipate,” or “expects” or variations of such words or similar expressions are based on current expectations, speak only as of the date thereof, and are subject to risk and uncertainties. In light of the risks and uncertainties inherent in all future projections, the forward-looking statements in this joint proxy statement/prospectus should not be considered as a representation by either PXRE or Argonaut or any other person that PXRE’s or Argonaut’s objectives or plans will be achieved. PXRE and Argonaut caution you that actual results or events could differ materially from those set forth or implied by the forward-looking statements and related assumptions, depending on the outcome of certain important factors, including, but not limited to, the following:

•	PXRE and Argonaut may not obtain the approval of their shareholders at their respective shareholder meetings;

•	PXRE and Argonaut may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the resulting company or cause us to abandon the merger;

•	PXRE and Argonaut may be unable to complete the merger or completing the merger may be more costly than expected because, among other reasons, conditions to the closing of the merger may not be satisfied;

•	problems may arise with the ability to successfully integrate PXRE’s and Argonaut’s businesses, which may result in the resulting company not operating as effectively and efficiently as expected;

•	the resulting company may not be able to achieve the expected synergies from the merger or it may take longer than expected to achieve those synergies;

•	the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from our expectations;

•	PXRE faces significant litigation related to alleged securities law violations and PXRE may be subject to further securities litigation, administrative proceedings or both being brought against PXRE;

•	PXRE’s investment portfolio is subject to significant market and credit risks which could result in an adverse impact on PXRE’s financial condition or operating results;

•	PXRE has exited the finite reinsurance business, but claims in respect of finite reinsurance could have an adverse effect on PXRE’s operating results;

•	PXRE’s and Argonaut’s reserving for losses includes significant estimates which are also subject to inherent uncertainties;

•	because of exposure to catastrophes, PXRE’s and Argonaut’s financial results may vary significantly from period to period;

•	PXRE may be overexposed to losses in certain geographic areas for certain types of catastrophe events;

•	PXRE may be overexposed to smaller catastrophe losses and for certain geographic areas and perils due to the cancellations of a substantial portion of our assumed reinsurance contracts following PXRE’s recent ratings downgrades;

•	PXRE and Argonaut operate in a highly competitive environment and no assurance can be given that PXRE, Argonaut or the resulting company will be able to compete effectively in this environment;

•	reinsurance prices may decline, which could affect PXRE’s, Argonaut’s or the resulting company’s profitability;

•	PXRE’s reliance on reinsurance brokers exposes PXRE to their credit risk;

•	PXRE may be adversely affected by foreign currency fluctuations;

•	reinsurance and retrocessional coverage subjects PXRE and Argonaut to credit risk and may become unavailable on acceptable terms;

•	PXRE has exhausted its retrocessional coverage with respect to Hurricane Katrina, leaving PXRE exposed to further losses;

•	recoveries under portions of PXRE’s collateralized facilities are triggered by modeled loss to a notional portfolio, rather than PXRE’s actual losses arising from a catastrophe event, which creates a potential mismatch between the risks assumed through PXRE’s inwards reinsurance business and the protection afforded by these facilities;

•	PXRE’s inability to provide the necessary collateral could affect PXRE’s ability to offer reinsurance in certain markets;

•	the insurance and reinsurance business is historically cyclical, and PXRE and Argonaut may experience periods with excess underwriting capacity and unfavorable premium rates; conversely, PXRE may have a shortage of underwriting capacity when premium rates are strong;

•	regulatory constraints may restrict PXRE’s and Argonaut’s ability to operate their businesses;

•	the effects of claim and coverage issues on PXRE’s and Argonaut’s businesses are uncertain;

•	Argonaut may have significant exposure for terrorist acts;

•	as a result of the recent decline in PXRE’s ratings and decline in capital, more than 75% of PXRE’s clients as of January 1, 2006, measured by premium volume, may have the right to cancel their reinsurance contracts and, as of December 31, 2006, almost all of PXRE’s reinsurance contracts had either been cancelled, non-renewed or expired;

•	the downgrades in, and withdrawal of, the ratings of PXRE’s reinsurance subsidiaries by rating agencies which has materially and negatively impacted, and will continue to materially and negatively impact, PXRE’s business and operating results;

•	the decline in, and withdrawal of, PXRE’s ratings and reduction in PXRE’s surplus will allow clients to terminate their contracts with PXRE and, with respect to ceded reinsurance, may require PXRE to transfer premiums retained by PXRE into a beneficiary trust;

•	the lowering of one or more of the credit ratings of the resulting company or its subsidiaries may have an adverse impact on the resulting company’s or its subsidiaries’ ability to raise capital and on its liquidity and financial condition;

•	the lowering of one or more of the insurer financial strength ratings of the resulting company’s insurance subsidiaries may have an adverse impact on the premium writings, policy retention and profitability of our insurance subsidiaries or the resulting company;

•	the actual financial position and operating results of the resulting company may differ significantly from the pro forma financial data contained in this joint proxy statement/prospectus;

•	future legislative, regulatory or tax changes, both domestic and foreign, including changes to statutory reserves and/or risk-based capital requirements, may affect the cost of, or demand for, the resulting company’s products or the required amount of reserves and/or surplus, or otherwise affect our ability to conduct business;

•	the initiation of legal or regulatory proceedings against PXRE, Argonaut or the resulting company and the outcome of any legal or regulatory proceedings, such as proceedings related to present or past business practices common in businesses in which we compete; proceedings brought by federal and state authorities; proceedings involving extra-contractual and class action damages; new decisions which change the law; and unexpected trial court rulings;

•	competitive conditions that may affect the level of premiums and fees that the resulting company will be able to charge for its products;

•	future loss of management or other key employees, agents or brokers;

•	future changes in general economic or business conditions, both domestic and foreign, that may be less favorable than expected and may affect premium levels, claims experience, the level of pension benefit costs and funding, investment results and foreign exchange rates;

•	the market price of PXRE’s common shares has declined and may decline further as a result of PXRE’s announcements of increased loss estimates for losses due to Hurricanes Katrina, Rita and Wilma and the ratings downgrades PXRE has experienced;

•	any determination by the IRS that PXRE or PXRE’s non-U.S. subsidiaries are subject to U.S. taxation could result in a material adverse impact on PXRE’s financial position or results; and

•	any changes in tax laws, tax treaties, tax rules and interpretations could result in a material adverse impact on PXRE’s financial condition or operating results.

The risks included here are not exhaustive. The annual reports on Form 10-K, subsequent quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed by PXRE and Argonaut with the SEC and incorporated herein by reference include additional factors which could impact PXRE’s, Argonaut’s and the resulting company’s businesses and financial performance. Moreover, PXRE and Argonaut operate in a rapidly changing and competitive environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors.

Further, it is not possible to assess the impact of all risk factors on PXRE’s, Argonaut’s or the resulting company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. In addition, PXRE and Argonaut disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this joint proxy statement/prospectus, except as may be required by law.

MATERIAL CONTRACTS BETWEEN PXRE AND ARGONAUT

With the exception of the merger agreement and the voting agreement, currently there are no material arrangements between Argonaut or its subsidiaries, on the one hand, and PXRE or its subsidiaries, on the other hand. However, prior to the completion of the merger, Peleus Re and Argonaut may choose to enter into agreements, including quota share reinsurance agreements, for the reinsurance by Peleus Re of certain business of the insurance subsidiaries of Argonaut, and similar agreements in the ordinary course of business.

PXRE SPECIAL GENERAL MEETING

General

This joint proxy statement/prospectus is being provided to PXRE shareholders as part of a solicitation of proxies by the PXRE board of directors for use at the PXRE special general meeting and at any adjournment thereof. This joint proxy statement/prospectus provides PXRE shareholders with the information they need to know to be able to vote or instruct their vote to be cast at the PXRE special general meeting.

Date, Time and Place of the PXRE Special General Meeting

The PXRE special general meeting will be held at 10:30 a.m., local time, on July 25, 2007, at PXRE House, 110 Pitts Bay Road, Pembroke HM 08, Bermuda.

Purposes of the PXRE Special General Meeting and Voting Rights

At the PXRE special general meeting, the PXRE shareholders are being asked to consider and vote on the following proposals:

Proposal in connection with the proposed merger:

1. To approve the issuance of common shares of PXRE pursuant to the merger agreement;

Proposals conditioned upon and subject to the completion of the merger:

2. To approve the reverse split of the common shares of PXRE at a ratio of one share of PXRE for each ten shares of PXRE held or entitled to be received in the merger;

3. To approve the change of name of “PXRE Group Ltd.” to “Argo Group International Holdings, Ltd.”;

4. To approve an increase in the authorized share capital of PXRE from $380 million to $530 million;

5. To increase the maximum number of directors of PXRE from 11 directors to 13 directors (if the affirmative vote of 66 2/3% of the voting power of the outstanding shares is obtained) or to 12 directors;

6. To approve an amendment and restatement of PXRE’s memorandum of association;

7. To approve an amendment and restatement of PXRE’s bye-laws (some of which amendments require the affirmative vote of 66 2/3% of the voting power of the outstanding shares);

Adjournments of the Meeting; Other Action:

8. To approve adjournments of the PXRE special general meeting to a later date, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special general meeting to approve the above proposals; and

9. To approve actions upon any other business that may properly come before the special general meeting or any reconvened meeting following an adjournment of the special general meeting.

Certain of the foregoing proposals also require separate approvals of the holders of certain series of PXRE’s convertible preferred shares and convertible common shares voting separately, or in some instances, together, as a single class. However, pursuant to the voting agreement, such holders have provided their consent to such proposals. See “The Voting Agreement” beginning on page 140.

Record Date; Shares Entitled to Vote; Outstanding Shares

PXRE’s board of directors has fixed the close of regular trading on the NYSE on June 4, 2007 as the record date for the determination of shareholders entitled to receive notice of, and to vote at, PXRE’s special general meeting. This means that you must have been a shareholder of record of PXRE common shares at the close of regular trading on the NYSE on that date in order to vote at the special general meeting. As of the record date, (i) 63,712,264 common shares were issued and outstanding and held of record by approximately 125 shareholders; (ii) 8,855,347 convertible common shares were issued and outstanding and held of record by 9 shareholders; and (iii) 5,813.20 convertible preferred shares were issued and outstanding and held of record by 8 shareholders. The presence at the special general meeting in person or by proxy of the holders representing a majority of the outstanding shares (giving effect to the limitations on voting referred to below) carrying the right to vote on a matter is necessary to constitute a quorum for the transaction of business at PXRE’s special general meeting.

Each common share entitles the holder thereof to one vote on each matter to be voted upon at the special general meeting; provided that, if a person (directly, indirectly, beneficially or through attribution) owns more than 9.9% of the total voting power of all issued and outstanding shares entitled to vote on such matter, absent a board waiver the voting rights with respect to such shares will be limited, in the aggregate, to voting power of 9.9%, as specified in PXRE’s bye-laws. The PXRE board has determined to waive this requirement with respect to Capital Z, but not with respect to any other holder of convertible preferred shares, convertible common shares, or common shares. Due to limitations on voting power discussed above, as of the record date, the aggregate votes that may be cast represented at the special general meeting on all matters submitted is 76,764,996. As of the record date, holders of the common shares are entitled to exercise approximately 81.7% of the votes that may be cast at the special general meeting on all matters submitted.

Each convertible common share entitles the holder thereof to one vote on a fully converted basis with common shares and convertible preferred shares, together as a class, on all of the matters which are being submitted to a vote of shareholders at the special general meeting. As of the record date, PXRE convertible common shareholders are entitled to exercise approximately 11.5% of the votes that may be cast at the special general meeting on all matters submitted.

Each convertible preferred share entitles the holder thereof to vote on a fully converted basis with the common shares and convertible common shares, together as a class, on all of the matters which are being submitted to a vote of the shareholders at the special general meeting. The convertible preferred shares outstanding on the record date would be convertible into 5,199,642 common shares based on the conversion price on the record date of $11.18. As of the record date, holders of the convertible preferred shares are entitled to exercise approximately 6.8% of the votes that may be cast at the special general meeting on all matters submitted. The voting agreement provides for the conversion of the convertible preferred shares into common shares at the reduced conversion price of $6.24 immediately prior to the effective time of the merger. See “The Voting Agreement” beginning on page 140.

Pursuant to the voting agreement, PXRE preferred shareholders and PXRE convertible common shareholders have agreed to vote in favor of and consent to the merger and the transactions contemplated thereby. See “The Voting Agreement” beginning on page 140.

A complete list of PXRE shareholders entitled to vote at the PXRE special general meeting will be available for inspection at the executive offices of PXRE during regular business hours for at least five business days before the special general meeting.

Quorum

A quorum of shareholders is necessary to hold a valid special general meeting of PXRE. A majority of all outstanding shares of PXRE entitled to vote and be present, in person or by proxy, at the special general meeting constitutes a quorum. All PXRE common shares represented at the special general meeting, including abstentions and broker non-votes, will be counted for purposes of determining whether a quorum is present. Once a share is represented for any purpose at the special general meeting, it will be deemed present for quorum purposes for the remainder of the meeting (including any meeting resulting from an adjournment of the special general meeting).

For a discussion of how broker non-votes and abstentions will affect the outcome of the vote on these proposals, see “— Voting; Proxies — Voting Shares Held in ‘Street Name’” and “— Voting; Proxies — Voting Requirements” beginning on page 62.

Voting by PXRE’s Directors and Executive Officers

As of the record date for the PXRE special general meeting, PXRE’s directors and executive officers and their affiliates were entitled to vote approximately 341,000 shares of the then-outstanding PXRE common shares, 8,855,347 of the convertible common shares and 5,813.20 shares of the then-outstanding PXRE convertible preferred shares at the PXRE special general meeting which represented less than one percent, 100% and 100%, respectively, of each of the PXRE common shares, PXRE convertible common shares and PXRE convertible preferred shares outstanding and entitled to vote at the meeting.

Voting; Proxies

You may vote in person at the PXRE special general meeting or by proxy, which may be done by mail. We recommend you vote by proxy even if you plan to attend the special general meeting. If you vote by proxy, you may change your vote if you attend the special general meeting. If you own PXRE common shares in your own name, you are an “owner of record.” This means that you may use the enclosed proxy/voting instruction card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy/voting instruction card, your proxy/voting instruction card will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting that have been properly voted and not revoked. If you sign and return your proxy/voting instruction card but do not mark your proxy/voting instruction card to tell the proxies how to vote your shares on each proposal, your proxy/voting instruction card will be voted FOR each of the proposals presented.

Voting Shares Held in “Street Name”

If your PXRE shares are held in “street name” through a broker, bank or other nominee, please follow the voting instructions provided by your broker, bank or other nominee.

Generally, a broker, bank or other nominee, which we refer to as your broker, may only vote the common stock that it holds in “street name” for you in accordance with your instructions. However, if your broker has not received your instructions, your broker has the discretion to vote on certain matters that are considered routine.

If you wish to vote on the proposals set forth above, including the proposal to approve the issuance of PXRE common shares in the merger, you must provide instructions to your broker. If you do not provide your broker with instructions, your broker will not be authorized to vote on the proposals.

If you wish to vote on the proposal to approve adjournments of the PXRE special general meeting, you should provide instructions to your broker. If you do not provide instructions to your broker, your broker will not be authorized to vote on any proposal to adjourn the special general meeting solely relating to the solicitation of proxies to approve the transactions contemplated by the merger agreement.

Voting Requirements

All matters referenced in this joint proxy statement/prospectus upon which the shareholders of PXRE will be asked to consider and vote upon, other than certain of the bye-law amendments and the increase in the size of the PXRE board of directors to 13 directors, will, in accordance with the PXRE bye-laws, be decided by an ordinary resolution. An ordinary resolution is a resolution that has been passed by a simple majority of votes cast, in person, by a representative or by proxy, at a general meeting of which not less than 21 clear days’ notice has been given. Certain of the bye-law amendments and the increase in the size of the PXRE board of directors to 13 directors will be decided by special resolution. A special resolution is a resolution that has been passed by the affirmative vote of shareholders holding not less than 66 2/3% of the voting power of the then outstanding shares entitled to vote, cast by such shareholders in person or, in the case of such shareholders as are corporations, by their respective duly authorized representative or, where proxies are allowed, by proxy, at a general meeting of which not less than 21 clear days’ notice, specifying the intention to propose the resolution as a special resolution, has been duly given. A resolution put to a vote at the special general meeting will be decided on by a show of hands, unless a poll has been demanded pursuant to PXRE’s bye-laws.

PXRE shares represented at the special general meeting that abstain from voting, and shares that are represented by “broker non-votes” (that is shares held by brokers that are represented at the special general meeting but with respect to which the broker has not received voting instructions from the beneficial owner and is not empowered to vote on a particular proposal) are not included in the tabulation of the PXRE shares voting on such matter, but are counted for quorum purposes.

With respect to the proposal to approve certain amendments to PXRE’s bye-laws and the proposal to increase the size of the PXRE board of directors to 13 directors, each of which require a special resolution, a PXRE shareholder’s abstention from voting and a broker non-vote will have the same effect as a vote against those proposals.

How to Vote

You can vote by mail by signing, dating and mailing your proxy/voting instruction card in the postage-paid envelope included with this joint proxy statement/prospectus.

Revoking Your Proxy/Voting Instruction Card

You can revoke your proxy/voting instruction card at any time before its exercise by:

•	sending a written notice to the Corporate Secretary of PXRE, at PXRE House, 110 Pitts Bay Road, Pembroke HM 08, Bermuda, bearing a date later than the date of the proxy/voting instruction card, that is received at least two (2) hours prior to the commencement of the PXRE special general meeting and states that you revoke your proxy/voting instruction card;

•	signing another proxy/voting instruction card bearing a later date and mailing it so that it is received prior to the special general meeting; or

•	attending the special general meeting and voting in person, although attendance at the special general meeting will not, by itself, revoke a proxy/voting instruction card.

If your shares are held in “street name,” you will need to contact your broker to revoke your proxy/voting instruction card.

Other Voting Matters

Voting in Person

If you plan to attend the PXRE special general meeting and wish to vote in person, we will give you a ballot at the special general meeting. However, if your shares are held in “street name,” you must first obtain a legal proxy authorizing you to vote the shares in person, which you must bring with you to the special general meeting.

Electronic Access to Proxy Materials

This joint proxy statement/prospectus is available on the SEC’s Internet site at www.sec.gov or on PXRE’s Internet site at www.pxre.com.

Proxy Solicitations

PXRE is soliciting proxies for the PXRE special general meeting from PXRE shareholders. PXRE will bear the entire cost of soliciting proxies from PXRE shareholders, except that PXRE and Argonaut will share equally the expenses incurred in connection with the filing of the registration statement of which this joint proxy statement/prospectus forms a part with the SEC and the printing of this joint proxy statement/prospectus. In addition to the mailing of this joint proxy statement/prospectus, PXRE’s directors, officers and employees (who will not receive any additional compensation for their services) may solicit proxies personally, electronically or by telephone. PXRE has also engaged Georgeson, Inc., which we refer to as Georgeson, for a fee of $15,000 (plus certain other charges related to direct telephone solicitation of PXRE shareholders) and reimbursement of certain expenses, to assist in the solicitation of proxies. PXRE and its proxy solicitor will also request that banks, brokerage houses and other custodians, nominees and fiduciaries send proxy materials to the beneficial owners of PXRE common shares and will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in doing so. The extent to which these proxy-soliciting efforts will be necessary depends upon how promptly proxies are submitted. You should promptly submit your completed proxy/voting instruction card by mail.

Shareholders should not submit any share certificates with their proxy/voting instruction card.

Adjournments

If a quorum is not present at the special general meeting, the chairman of the meeting will have the authority to adjourn the special general meeting to solicit additional proxies without the approval of shareholders. If a quorum is present at the special general meeting but there are not sufficient votes at the time of the special general meeting to approve the issuance of PXRE common shares or the other proposals in connection with the merger, holders of PXRE common shares may be asked to vote on a proposal to approve the adjournment of the special general meeting to permit further solicitation of proxies. Approval by a majority of the votes cast on the proposal to adjourn the meeting will be required. In addition, if the new date, time or place of the new meeting is not given at the adjourned meeting or if after the adjournment a new record date is fixed for an adjourned meeting, which it must be if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting, notice of the adjourned meeting must be given to each shareholder of record entitled to vote at such special general meeting.

Assistance

If you need assistance in completing your proxy/voting instruction card or have questions regarding PXRE’s special general meeting, please contact Georgeson, PXRE’s proxy solicitor, at (866) 577-4838 (toll-free) or write to Georgeson, Inc., 17 State Street, New York, NY 10004.

Proposals to be Considered at the PXRE Special General Meeting

Item 1 —	Issuance of Shares in the Merger

At the PXRE special general meeting, PXRE shareholders are being asked to consider and vote on a proposal to approve the issuance of common shares of PXRE pursuant to the merger agreement. The merger agreement provides for the merger of PXRE’s direct, wholly owned subsidiary PXMS with and into Argonaut, with Argonaut surviving as a direct, wholly owned subsidiary of PXRE. At the effective time of the merger, Argonaut shareholders will be entitled to receive newly issued PXRE common shares for their shares of Argonaut common stock. The number of PXRE common shares that Argonaut shareholders will receive will be based on an exchange ratio. The exchange ratio as specified in the merger agreement provides that Argonaut shareholders will be entitled to receive 6.4672 PXRE common shares in exchange for each share of Argonaut common stock they hold, subject to adjustment in the event that (i) Argonaut’s special dividend to its shareholders is less than $60 million, or (ii) Argonaut pays certain other dividends, incurs losses on sales of assets and/or engages in dilutive sales or purchases of Argonaut shares. The number of PXRE common shares that Argonaut shareholders will be entitled to receive will be adjusted, proportionately among all PXRE common shareholders, upon completion of a reverse share split of PXRE shares immediately after the merger (subject to the approval of PXRE’s shareholders), as described below. PXRE will not issue fractional shares in connection with the merger or in connection with the reverse share split. The value of any fractional shares will be determined after completion of the reverse share split and will be paid in cash. The reverse share split would affect all of PXRE’s shareholders uniformly, including the former shareholders of Argonaut entitled to receive PXRE shares as merger consideration in the merger, and will not affect any shareholder’s percentage ownership interests in PXRE or proportionate voting power, except to the extent that the reverse share split would otherwise result in a shareholder owning a fractional share for which it will receive cash in lieu of such fractional share.

The merger will not be completed unless PXRE shareholders approve the issuance of common shares proposed in this Item 1.

Pursuant to a general permission issued by the BMA in 2005, PXRE may issue its common shares to non-residents without the prior permission of the BMA provided its shares are listed on an appointed stock exchange which, by definition, includes the NYSE and NASDAQ.

It should be noted that any person who, directly or indirectly, becomes a holder of at least 10 percent, 20 percent, 33 percent or 50 percent of the common shares of PXRE must notify the BMA in writing within 45 days of becoming such a holder or 30 days from the date they have knowledge of having such a holding, whichever is later. The BMA may, by written notice, object to such a person if it appears to it that the person is not fit and proper to be such a holder. The BMA may require the holder to reduce its holding of common shares and direct, among other things, that voting rights attaching to such common shares shall not be exercisable. A person that does not comply with such a notice or direction from the BMA will be guilty of an offense.

The BMA may at any time, by written notice, object to a person holding 10 percent or more of the common shares of PXRE if it appears to the BMA that the person is not or is no longer fit and proper to be such a holder. In such a case, the BMA may require the shareholder to reduce its holding of common shares and direct, among other things, that voting rights attaching to such common shares shall not be exercisable. A person who does not comply with such a notice or direction from the BMA will be guilty of an offense.

Vote Required for Approval of Item 1

Item 1 must be approved by an ordinary resolution, that is, a simple majority of the votes cast on the Item, provided a quorum is present.

The PXRE board of directors unanimously recommends that PXRE shareholders vote FOR the issuance of PXRE common shares pursuant to the merger agreement.

Item 2 — Reverse Share Split

At the PXRE special general meeting, PXRE shareholders are being asked to consider and vote on a proposal to approve a reverse share split of the common shares of PXRE at a ratio of one share of PXRE for each ten shares of PXRE held or entitled to be received in the merger. If approved, the reverse share split would be effected immediately after the effective time of the merger. No fractional shares will be issued in connection with the reverse share split. The value of any fractional shares will be determined after completion of the reverse share split and will be paid in cash.

Upon completion of the reverse share split, proportionate adjustments will be made to the per share exercise price and the number of shares issued upon the exercise of all outstanding options entitling the holders to purchase PXRE common shares, which will result in approximately the same aggregate amount being required to be paid for such options upon exercise immediately preceding the reverse share split. The reverse share split will be achieved under Bermuda law by (i) the consolidation and division of PXRE’s shares into a larger par value, (ii) the cancellation of the excess par value in the amount of $9.00 per share which was created by step (i) above, and (iii) the re-characterization of the cancelled par value as contributed surplus.

In connection with the reverse share split, the number of authorized and the number of issued and outstanding PXRE common shares will be reduced based on the reverse share split ratio. As of June 4, 2007, PXRE had 350 million authorized common shares, approximately 72,567,611 of which were issued and outstanding, and 30 million authorized convertible preferred shares, 5,813.20 of which were issued and outstanding. After the reverse share split, PXRE will have 35 million authorized common shares (excluding the increase in authorized share capital proposed in Item 4 below), approximately 30.8 million of which will be issued and outstanding on a pro forma basis assuming the merger occurred March 31, 2007 (assuming the exchange of each Argonaut common share entitled to receive PXRE common shares in the merger at a ratio of 6.4672 PXRE common shares for one Argonaut common share and the conversion of the PXRE convertible preferred shares at the conversion price of $6.24 per share) — See “Unaudited Pro Forma Condensed Combined Financial Statements — Note 4” beginning on page 176, and 3 million authorized convertible preferred shares, none of which will be issued and outstanding. We do not currently have any plans to issue any common shares of PXRE, other than in the merger.

The closing sale price of PXRE’s common shares on the NYSE on June 4, 2007 was $4.61 and over the past 52 weeks PXRE’s share price has ranged from $3.49 to $4.96. The board of directors believes that effecting the reverse share split on a 1 for 10 ratio is likely to increase the market price and trading ranges for PXRE common shares as fewer shares will be outstanding in the market.

Certain Risks Associated with the Reverse Share Split

There can be no assurance that the market price of PXRE common shares after the reverse share split will increase in proportion to the reduction in the number of PXRE common shares issued and outstanding before the reverse share split. For example, based on the closing price on the NYSE of PXRE common shares on June 4, 2007 of $4.61 per share, there can be no assurance that the post-split market price of PXRE common shares would be at least $46.10 per share. Accordingly, the total market capitalization of PXRE common shares after the proposed reverse share split may be lower than the total market capitalization before the proposed reverse share split. In the future, the market price of PXRE common shares following the reverse share split may not exceed or remain higher than the market price prior to the proposed reverse share split.

Impact of the Proposed Reverse Share Split if Effected

If approved by the PXRE shareholders, the reverse share split will be effected immediately following the completion of the merger and conversion of Argonaut common shares into the right to receive PXRE common shares as merger consideration in the merger. Therefore, the reverse share split would affect all of PXRE’s shareholders uniformly, including the former shareholders of Argonaut entitled to receive PXRE shares as merger consideration in the merger, and will not affect any shareholder’s percentage ownership interests in PXRE or proportionate voting power, except to the extent that the reverse share split would otherwise result in a shareholder owning a fractional share for which it will receive cash in lieu of such fractional share.

As described below, shareholders otherwise entitled to fractional shares as a result of the reverse share split will receive cash payments in lieu of such fractional shares. These cash payments will reduce the number of post-reverse share split shareholders to the extent there are presently shareholders who would otherwise receive less than one PXRE common share after the reverse share split.

The principal effects of the reverse share split will be that:

•	the number of PXRE common shares issued and outstanding will be reduced from approximately 308,370,000 to approximately 30,837,000 shares on a pro forma basis assuming the merger occurred March 31, 2007; see “Unaudited Pro Forma Condensed Combined Financial Statements — Note 4” beginning on page 176;

•	based on the reverse share split ratio, proportionate adjustments will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding options entitling the holders to purchase PXRE common shares, which will result in approximately the same aggregate amount being required to be paid for such options upon exercise immediately preceding the reverse share split;

•	the number of shares reserved for issuance under benefit plans and incentive plans will be reduced proportionately based on the reverse share split ratio; and

•	the reverse share split will increase the number of shareholders who own odd lots (less than 100 shares). Shareholders who hold odd lots may experience an increase in the cost of selling their shares and may have greater difficulty in executing sales.

Effect on Fractional Shareholders

Shareholders will not receive fractional shares in connection with the reverse share split. Instead, the transfer agent will aggregate all fractional shares and sell them as soon as practicable after the effective date at the then prevailing prices on the open market, on behalf of those holders who would otherwise be entitled to receive a fractional share. We expect that the transfer agent will conduct the sale in an orderly fashion at a reasonable pace and that it may take several days to sell all of the aggregated fractional common shares. After completing the sale, you will receive a cash payment from the transfer agent in an amount equal to your pro rata share of the total net proceeds of that sale. No transaction costs will be assessed on this sale. However, the proceeds will be subject to federal income tax. In addition, you will not be entitled to receive interest for the period of time between the effective date of the reverse share split and the date you receive your payment in respect of the fractional share to which you otherwise would have been entitled. The payment will be made in the form of a check in accordance with the procedures outlined below. After the reverse share split, you will have no further interest in PXRE with respect to your fractional share, and you will not have any voting, dividend or other rights except to receive payment as described above.

NOTE: If you do not hold sufficient PXRE shares to receive at least one share in the reverse share split and you want to continue to hold PXRE common shares after the reverse share split, you may do so by taking either of the following actions far enough in advance so that it is completed by the effective date:

•	purchase a sufficient number of PXRE common shares so that you hold at least an amount of PXRE common shares in your account prior to the reverse share split that would entitle you to receive at least one PXRE common share on a post-reverse share split basis; or

•	if you have PXRE common shares in more than one account, consolidate your accounts so that you hold at least an amount of shares of PXRE common shares in one account prior to the reverse share split that would entitle you to receive at least one PXRE common share on a post-reverse share split basis. Shares held in registered form (that is, shares held by you in your own name in PXRE’s share register records maintained by PXRE’s transfer agent) and shares held in “street name” (that is, shares held by you through a bank, broker or other nominee) for the same investor will be considered held in separate accounts and will not be aggregated when effecting the reverse share split.

You should be aware that, under the abandoned property laws of certain jurisdictions, sums due for fractional shares that are not timely claimed after the funds are made available may be required to be paid to the designated abandoned property agent for each such jurisdiction. Thereafter, shareholders otherwise entitled to receive such funds may have to obtain the funds directly from the designated abandoned property to which they were paid.

Effect on PXRE Employees and Directors

The number of shares reserved for issuance under PXRE’s existing plans will be reduced proportionately based on the reverse share split ratio. In addition, the number of shares issuable upon the exercise of options and the exercise price for such options will be adjusted based on the reverse share split ratio.

Effect on Registered and Beneficial Shareholders

The reverse share split would be effected immediately after the effective time of the merger. Beginning on the effective date, each share certificate representing pre-reverse share split shares will be deemed for all corporate purposes to evidence ownership of post-reverse share split shares.

Effect on Registered “Book-Entry” Shares

PXRE’s registered shareholders may hold some or all of their shares electronically in book-entry form. These shareholders will not have share certificates evidencing their ownership of PXRE common shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts.

If you hold registered shares in a book-entry form, you do not need to take any action to receive your post-reverse share split shares or your cash payment in lieu of any fractional share, if applicable.

If you are entitled to post-reverse share split shares, a transaction statement will automatically be sent to your address of record indicating the number of shares you hold.

If you are entitled to a payment in lieu of any fractional share, a check will be mailed to you at your registered address as soon as practicable after the effective date. By signing and cashing this check, you will warrant that you owned the shares for which you received a cash payment. This cash payment is subject to applicable federal and state income tax and the abandoned property laws of certain jurisdictions. In addition, you will not be entitled to receive interest for the period of time between the effective date of the reverse share split and the date you receive your payment.

Effect on Registered Certificated Shares

Some registered shareholders hold all their shares in certificate form or a combination of certificate and book-entry form. If any of your shares are held in certificate form, you will receive a transmittal letter from PXRE’s transfer agent as soon as practicable after the effective date of the reverse share split. The letter of transmittal will contain instructions on how to surrender your certificate(s) representing your pre-reverse share split shares to the transfer agent. Upon receipt of your share certificate(s), you will be issued the appropriate number of shares electronically in book-entry form. No new shares in book-entry form will be issued to you until you surrender your outstanding certificate(s), together with the properly completed and executed letter of transmittal, to the transfer agent. At any time after receipt of your statement reflecting the number of shares registered in your book-entry account, you may request a share certificate representing your ownership interest.

If you are entitled to a payment in lieu of any fractional share, payment will be made as described above under “Effect on Fractional Shareholders.”

Effect on Shares Held in Street Name

Upon the reverse share split, we intend to treat shareholders holding PXRE common shares in “street name,” through a broker or other nominee, which we refer to as a broker, in the same manner as registered shareholders whose shares are registered in their names. Brokers will be instructed to effect the reverse share split for their beneficial holders holding PXRE common shares in “street name.” However, these brokers may apply their own specific procedures for processing the reverse share split. If you hold your shares with a broker, and if you have any questions in this regard, we encourage you to contact your broker.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY SHARE CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Federal Income Tax Consequences of the Reverse Share Split

The following is a summary of certain material United States federal income tax consequences of the reverse share split. It does not purport to be a complete discussion of all of the possible federal income tax consequences of the reverse share split and is included for general information only. Further, it does not address any state, local or foreign income or other tax consequences. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. The discussion is based on the provisions of the United States federal income tax law as of the date hereof, which is subject to change retroactively as well as prospectively. This summary also assumes that the pre-reverse share split shares were, and the post-reverse share split shares will be, held as a “capital asset,” as defined in the Code, as amended (i.e., generally, property held for investment). The tax treatment of a shareholder may vary depending upon the particular facts and circumstances of such shareholder. Each shareholder is urged to consult with such shareholder’s own tax advisor with respect to the tax consequences of the reverse share split. As used herein, the term United States holder means a shareholder that is, for federal income tax purposes: a citizen or resident of the United States; a corporation or other entity taxed as a corporation created or organized in or under the laws of the United States, any State of the United States or the District of Columbia; an estate the income of which is subject to federal income tax regardless of its source; or a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Other than the cash payments for fractional shares discussed below, no gain or loss should be recognized by a shareholder upon such shareholder’s exchange of pre-reverse share split shares for post-reverse share split shares pursuant to the reverse share split. The aggregate tax basis of the post-reverse share split shares received in the reverse share split (including any fractional post-reverse share split share deemed to have been received) will be the same as the shareholder’s aggregate tax basis in the pre-reverse share split shares exchanged therefor. The shareholder’s holding period for the post-reverse share split shares will include the period during which the shareholder held the pre-reverse share split shares surrendered in the reverse share split. In general, the receipt of cash instead of a fractional PXRE common share by a United States holder of PXRE common shares will result in a taxable gain or loss to such holder for federal income tax purposes based upon the difference between the amount of cash received by such holder and the holder’s adjusted tax basis in the fractional shares as determined above. The gain or loss will constitute a capital gain or loss and will constitute long-term capital gain or loss if the holder’s holding period is greater than one year as of the effective date.

PXRE’s view regarding the tax consequences of the reverse share split is not binding on the IRS or the courts. ACCORDINGLY, EACH SHAREHOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO HIM OR HER OF THE REVERSE SHARE SPLIT.

Transfer of Excess Share Capital to Contributed Surplus

Immediately following the reverse share split, all amounts of share capital in excess of $1.00 per share, including all amounts paid in respect of the par value attributable to the PXRE common shares cancelled pursuant to the reverse share split, shall be transferred to PXRE’s contributed surplus.

The reverse share split is conditioned upon and subject to the completion of the proposed merger. If the merger is not completed, the reverse share split proposed in this Item 2 will not occur.

Vote Required for Approval of Item 2

Item 2 must be approved by an ordinary resolution, that is, a simple majority of the votes cast on the Item, provided a quorum is present.

The PXRE board of directors unanimously recommends that PXRE shareholders vote FOR the reverse share split and the transfer of excess share capital to contributed surplus pursuant to the merger agreement.

Item 3 — Name Change

At the PXRE special general meeting, PXRE shareholders are being asked to consider and vote on a proposal to change the name of “PXRE Group Ltd.” to “Argo Group International Holdings, Ltd.” The primary purpose of the name change is to enable the resulting company to operate under a name which better reflects the resulting company upon completion of the merger.

Under Bermuda law, a company may change its name if the Bermuda Registrar of Companies has approved the proposed name and the change has been approved by both the board of directors and shareholders of the company. On March 13, 2007, the Registrar of Companies approved the proposed name. Also on March 13, 2007, the PXRE board of directors unanimously approved, effective immediately after the effective time of the merger, a change in the name of PXRE from “PXRE Group Ltd.” to “Argo Group International Holdings, Ltd.”

Under Bermuda law, the change of name of a company does not affect any rights or obligations of the company, or render defective any legal proceedings by or against it, and any legal proceedings that might have been continued or commenced against it in its former name may be continued or commenced against it in its new name.

The name change is conditioned upon and subject to the completion of the proposed merger. If the merger is not completed, the name change proposed in this Item 3 will not occur.

Vote Required for Approval of Item 3

Item 3 must be approved by an ordinary resolution, that is, a simple majority of the votes cast on the Item, provided a quorum is present.

The PXRE board of directors unanimously recommends that PXRE shareholders vote FOR the name change pursuant to the merger agreement.

Item 4 — Increase Authorized Share Capital

As discussed elsewhere in this joint proxy statement/prospectus at the PXRE special general meeting, PXRE shareholders are being asked to consider and vote on a proposal to approve an increase in PXRE’s authorized share capital from $380 million to $530 million, effective immediately after the effective time of the merger. The primary purpose of the increase in share capital is to restore PXRE’s common share capital following the issuance of common shares in the merger in order to provide PXRE with financial flexibility in the future. We do not currently have any plans to issue any common shares of PXRE, other than in the merger.

In connection with the merger, PXRE would issue common shares to Argonaut Shareholders as merger consideration. This would result in a substantial reduction of PXRE’s available common share capital. In order to allow for additional authorized share capital, PXRE’s bye-laws must be amended.

The increase in authorized share capital is conditioned upon and subject to the completion of the proposed merger. If the merger is not completed, the increase in authorized share capital proposed in this Item 4 will not occur.

Vote Required for Approval of Item 4

Item 4 must be approved by an ordinary resolution, that is, a simple majority of the votes cast on the Item, provided a quorum is present.

The PXRE board of directors unanimously recommends that PXRE shareholders vote FOR the increase in authorized share capital pursuant to the merger agreement.

Item 5 — Increase in the Size of PXRE’s Board of Directors

At the PXRE special general meeting, PXRE shareholders are being asked to consider and vote on a proposal to increase the maximum number of directors of PXRE from 11 directors to 13 directors (if the affirmative vote of 66 2/3% of the voting power of the outstanding share is obtained) or to 12 directors, effective immediately after the effective time of the merger.

PXRE’s board of directors is currently comprised of 11 seats. There are currently nine members and two vacant seats. PXRE’s bye-laws currently set the size of PXRE’s board of directors at not less than three or more than 12 members. Increasing the size of the board above its current size of 11 seats requires the approval of PXRE’s shareholders. PXRE has agreed to use commercially reasonable efforts to cause the board of directors of PXRE to consist of 13 directors following the merger. Increasing the size of the board to 13 directors requires an amendment to PXRE’s bye-laws approved by 66 2/3% of the voting power of the outstanding PXRE shares. Increasing the size of the board to 12 directors requires the vote of a simple majority of PXRE’s shareholders. If 66 2/3% of the voting power of the outstanding PXRE shares approve this Item 5, PXRE’s bye-laws will be amended to increase the maximum size of the board to 13 directors following the merger and the 13 directors immediately following the merger will consist of Argonaut’s nine current directors and four of PXRE’s current directors. A chairman will be elected from the group of 13 directors. If this Item 5 is not approved by 66 2/3% of the voting power of the outstanding PXRE shares, but is approved by the affirmative vote of a majority of the votes cast, the PXRE board of directors following the merger will be increased to 12 directors and the 12 person board immediately following the merger will consist of Argonaut’s nine current directors and three of PXRE’s current directors. A chairman would be elected from the group of 12 directors. In either case, the PXRE board of directors will continue to be classified, and there will be three classes, each to be elected for a term of three years.

Jeffrey Radke, Wendy Luscombe, Gerald L. Radke, Craig A. Huff and Jonathan Kelly are expected to resign as members of the PXRE board of directors immediately following the merger. F. Sedgwick Browne, Mural R. Josephson and Bradley E. Cooper are expected to continue as members of the PXRE board of directors immediately following the merger if the board is increased to 12 members. Philip R. McLoughlin is expected to continue as a member of the PXRE board of directors immediately following the merger if the board is increased to 13 members, and otherwise he is expected to resign immediately following the merger. If, for any reason, any of the PXRE directors presently expected to continue as a member of the PXRE board is not able or willing to serve as a director following the merger (a situation which is not presently contemplated), one of the resigning directors would instead continue to serve as a director immediately following the merger.

Upon completion of the merger, Mark E. Watson III, currently President and Chief Executive Officer of Argonaut, is expected to become the President and Chief Executive Officer of the resulting company. Robert P. Myron, currently Executive Vice President, Chief Financial Officer and Treasurer of PXRE, is expected to continue in those positions with the resulting company. See “The Merger — PXRE’s Board of Directors and Management Following the Merger” beginning on page 112 for information regarding the directors and executive officers of PXRE and Argonaut expected to serve as directors and executive officers of the resulting company following the merger. Jeffrey L. Radke, currently Chief Executive Officer and President and a director of PXRE, will leave those positions pursuant to a letter agreement entered into between PXRE and Mr. Radke. See “The Merger — Interests of PXRE Directors and Executive Officers in the Merger — Arrangements with PXRE’s President and Chief Executive Officer” beginning on page 108 for information regarding the letter agreement.

The increase in the size of PXRE’s board of directors is conditioned upon and subject to the completion of the proposed merger. If the merger is not completed, the increase in the size of PXRE’s board of directors proposed in this Item 5 will not occur.

Vote Required for Approval of Item 5

In order to increase the maximum size of the PXRE board of directors to 13 directors, an amendment to PXRE’s bye-laws must be approved by at least 66 2/3% of the voting power of PXRE’s outstanding shares. In the event such approval is not obtained, but this Item 5 is approved by a simple majority of the votes cast on the Item, provided a quorum is present, the size of the PXRE board of directors will be increased to 12 directors.

The PXRE board of directors unanimously recommends that PXRE shareholders vote FOR the increase in the maximum number of directors of PXRE from 11 directors to 13 directors.

Item 6 — Amendment and Restatement of Memorandum of Association

At the PXRE special general meeting, PXRE shareholders are being asked to consider and vote on a proposal to approve the amendment and restatement of PXRE’s memorandum of association, effective immediately after the effective time of the merger.

Effective December 29, 2006, the Bermuda Legislature made a number of significant amendments to Bermuda company law. These amendments now permit a Bermuda company, among other things, to state in its memorandum of association that the company have unrestricted objects, meaning that a company may be formed and incorporated for the purpose of undertaking any lawful activity, and that a company may have the capacity, rights, powers and privileges of a natural person. The new provisions also now permit Bermuda companies to hold treasury shares. The PXRE board of directors unanimously recommends that PXRE amend its memorandum of association in accordance with these new provisions which will permit PXRE after such amendment to have the corporate capacity to undertake any lawful activity, rather than being limited to undertaking activities within the objects that are presently specifically listed in its memorandum of association, and to permit PXRE to hold treasury shares.

The text of the proposed amended and restated memorandum of association is set forth in Annex B to this joint proxy statement/prospectus. Additions to the memorandum of association are shown as underlined text and deletions are shown with strike through text.

The amendment and restatement of PXRE’s memorandum of association is conditioned upon and subject to the completion of the proposed merger. If the merger is not completed, the amendment and restatement of PXRE’s memorandum of association proposed in this Item 6 will not occur.

Vote Required for Approval of Item 6

Item 6 must be approved by an ordinary resolution, that is, a simple majority of the votes cast on the Item, provided a quorum is present.

The PXRE board of directors unanimously recommends that PXRE shareholders vote FOR the amendment and restatement of PXRE’s memorandum of association.

Item 7 — Amendment and Restatement of Bye-Laws

At the PXRE special general meeting, PXRE shareholders are being asked to consider and vote on a proposal to approve the amendment and restatement of PXRE’s bye-laws, effective immediately after the effective time of the merger.

The text of the proposed amended and restated bye-laws is set forth in Annex C to this joint proxy statement/prospectus. Additions to the bye-laws are shown as underlined text and deletions are shown with strike through text. The additions and deletions requiring the approval of at least 66 2/3% of the voting power of PXRE’s outstanding shares are in bold italics and will only be made if such vote is obtained. The additions and deletions requiring the approval by an ordinary resolution, that is, a simple majority of votes cast, are in bold roman type. The following summary discusses the two sets of changes to PXRE’s bye-laws.

PXRE’s bye-laws currently contain certain provisions designed to mitigate the risk that U.S. Persons (as that term is defined under “Material Tax Considerations”) will be required to include earnings of PXRE in their U.S. federal gross income under the controlled foreign corporation rules (see the discussion under “Material Tax Considerations”). These provisions were enacted at the time of PXRE’s formation in 1999 and are generally described in “Information about PXRE — Description of Share Capital.” They include voting adjustments and ownership and transfer restrictions.

It has been proposed that these provisions be amended in order to incorporate provisions designed to further mitigate the risk that U.S. Persons will be required to include earnings of PXRE in their U.S. federal gross income under the controlled foreign corporation rules. These provisions are generally described in “Information about PXRE — Description of Share Capital.” They include voting adjustments, a subsidiary share voting provision and ownership and transfer restrictions. The proposed amendments include the following:

•	The addition, deletion and amendment of defined terms in bye-law 1;

•	The deletion in bye-law 2(2) of a limitation on the amount of voting shares that can be held by any person (the “Ownership Limitation”);

•	The addition in bye-law 3 of (i) language clarifying that shareholders voting rights are subject to adjustment under bye-law 20 and (ii) a provision permitting the board of directors to prohibit the issuance or grant of shares, options or warrants, if the board of directors determines that such issuance or grant may result in a non-de minimis adverse tax, legal or regulatory consequence to PXRE, any subsidiary of PXRE or any direct or indirect shareholder or its affiliates;

•	The addition in bye-law 4(2) and 4(4), respectively, of (i) a provision permitting the board of directors to prohibit the issuance or grant of convertible preferred shares, options or warrants, if the board of directors determines that such issuance or grant may result in a non-de minimis adverse tax, legal or regulatory consequence to PXRE, any subsidiary of PXRE or any direct or indirect shareholder or its affiliates and (ii) a provision permitting the board of directors to prohibit the consolidation, division or subdivision of convertible preferred shares, if the board of directors determines that such consolidation, division or subdivision may result in a non-de minimis adverse tax, legal or regulatory consequence to PXRE, any subsidiary of PXRE or any direct or indirect shareholder or its affiliates;

•	The addition in bye-law 6(1) of a provision permitting the board of directors to prohibit the repurchase or acquisition of PXRE shares, if the board of directors determines that such repurchase or acquisition may result in a non-de minimis adverse tax, legal or regulatory consequence to PXRE, any subsidiary of PXRE or any direct or indirect shareholder or its affiliates;

•	The amendment of bye-law 7 to (i) include a provision permitting the board of directors to prohibit the alteration of rights of any class of shares, if the board of directors determines that such alteration of rights may result in a non-de minimis adverse tax, legal or regulatory consequence to PXRE, any subsidiary of PXRE or any direct or indirect shareholder or its affiliates and (ii) remove a provision that interacts with the Ownership Limitation;

•	The amendment of bye-law 8(1) to (i) include a provision permitting the board of directors to prohibit the issuance of warrants, if the board of directors determines that such issuance may result in a non-de minimis adverse tax, legal or regulatory consequence to PXRE, any subsidiary of PXRE or any direct or indirect shareholder or its affiliates and (ii) remove a provision that interacts with the Ownership Limitation;

•	The amendment of bye-law 13 to (i) include a provision permitting the board of directors to prohibit the transfer of shares, if the board of directors determines that such transfer may result in a non-de minimis adverse tax, legal or regulatory consequence to PXRE, any subsidiary of PXRE or any direct or indirect shareholder or its affiliates and (ii) remove a provision that interacts with the Ownership Limitation;

•	The amendment of bye-law 14(2) to (i) include a provision permitting the board of directors to decline to approve or register or permit the registration of shares, if the board of directors determines that such registration may result in a non-de minimis adverse tax, legal or regulatory consequence to PXRE, any subsidiary of PXRE or any direct or indirect shareholder or its affiliates and (ii) remove a provision that interacts with the Ownership Limitation;

•	The revision of the voting cut-back provisions of bye-law 20 to incorporate procedures designed to further mitigate the risk that U.S. Persons will be required to include earnings of PXRE in their U.S. federal gross income under the controlled foreign corporation rules while allowing more flexibility and simplifying the analysis, including (i) reducing the vote a U.S. person can hold from 9.9% to 9.5%, (ii) analysis by an accounting firm, (iii) not extending the analysis to purely constructive owners, (iv) not applying the cut-back to non-U.S. persons, (v) board of directors’ override provisions and (vi) confidentiality safeguards;

•	The addition of a new bye-law 20A providing for a “push-up” of the vote with respect to all material PXRE subsidiary shareholder matters to the PXRE shareholders; and

•	The deletion of bye-law 40, which allows the waiver of the Ownership Limitation, the voting cut-back provisions and assorted related provisions.

PXRE’s bye-laws also contain restrictions in bye-law 27(12) with respect to the use of unanimous written resolutions by the board of directors which are designed to mitigate the risk that PXRE will be characterized as engaged in a U.S. trade or business and subject to U.S. federal income tax and the additional branch profits tax (see “Material Tax Considerations” beginning on page 118). It has been proposed that bye-law 27(12) be amended in order to allow more flexibility for the board of directors to utilize unanimous written resolutions with respect to ministerial matters.

PXRE’s bye-laws currently contain a provision in bye-law 41 requiring a special resolution, that is the approval of at least 66 2/3% of the voting power of PXRE’s outstanding shares, to amend certain bye-laws. It has been proposed that this provision be amended to eliminate the requirement for a special resolution to amend any bye-law in order to allow a majority vote of shareholders to determine the appropriateness of amendments to the bye-laws.

In addition to the foregoing U.S. federal income tax related bye-law amendment proposals, non-material clarifying bye-law amendments have been proposed to the following bye-laws: 1(1), 1(2), 1(3), 1(4), 2, 7(1), 7(3), 9(1), 10(1), 11, 13(1), 17(1), 18(1), 22(1), 22(8), 25(3), 26(1), 26(4), 27(2), 27(9), 28(1), 33(10), 33(13), 36(3) and 41.

As noted above, PXRE’s bye-laws were enacted at the time of PXRE’s formation in 1999, since that time certain changes have been made to the Companies Act 1981 of Bermuda. In order to bring PXRE’s bye-laws up to date with these changes, amendments have been proposed in particular to bye-laws 6(2) and 31. Bye-law 6(2) now permits PXRE to purchase and hold its shares as treasury shares. As respects the proposed changes to bye-law 31, it is no longer a mandatory requirement under Bermuda law that deeds or other documents be executed under seal in order to be effective as a matter of Bermuda law. While the corporate seal still has a role, that role is now limited and the revised bye-law provides for increased flexibility for its use. In addition, updating amendments have been proposed to bye-laws 8(3), 13(6), 13(7), 20(3), 20(9), 20(21) and 26(5) through 26(11).

The proposed amendments to bye-laws 1, 3, 4, 13, 17, 18, 20, 22, 40 and 41 require a special resolution of the PXRE shareholders, that is, the approval of at least 66 2/3% of the voting power of PXRE’s outstanding shares.

The amendment and restatement of PXRE’s bye-laws is conditioned upon and subject to the completion of the proposed merger. If the merger is not completed, the amendment and restatement of PXRE’s bye-laws proposed in this Item 7 will not occur.

Vote Required for Approval of Item 7

As noted, the amendments to the bye-laws in bold italics in Annex C require the approval of at least 66 2/3% of the total voting power of PXRE’s outstanding shares. The remaining proposed bye-law amendments, reflected in bold roman type in Annex C, must be approved by an ordinary resolution, that is, a simple majority of the votes cast, provided a quorum is present.

The PXRE board of directors unanimously recommends that PXRE shareholders vote FOR the amendment and restatement of PXRE’s bye-laws.

Item 8 —	Approve Adjournments of the Special Meeting to a Later Date, if Necessary, to Permit Further Solicitation of Proxies

PXRE shareholders may be asked to consider and vote on a proposal to adjourn the special general meeting to a later date, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special general meeting to approve the foregoing proposals. See the discussion regarding adjournments above in “— Other Voting Matters — Adjournments” beginning on page 64.

Vote Required for Approval of Item 8, if Necessary

Item 8, if necessary, must be approved by an ordinary resolution, that is, a simple majority of the votes cast on the Item, provided a quorum is present.

The PXRE board of directors unanimously recommends that PXRE shareholders vote FOR the proposal to adjourn, if necessary, the PXRE special general meeting.

ARGONAUT SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to holders of Argonaut common stock as part of a solicitation of proxies by Argonaut’s board of directors for use at Argonaut’s special meeting and at any adjournment thereof. In addition, this joint proxy statement/prospectus is being furnished to Argonaut shareholders as a prospectus for PXRE in connection with its issuance of PXRE common shares to Argonaut shareholders in connection with the merger. This joint proxy statement/prospectus provides Argonaut shareholders with the information they need to know to be able to vote or instruct their vote to be cast at the Argonaut special meeting.

Date, Time and Place of the Argonaut Special Meeting

The Argonaut special meeting will be held at 10:30 a.m., local time, on Wednesday, July 25, 2007, at 10101 Reunion Place, San Antonio, Texas in the Union Square First Floor Conference Room.

Purposes of the Argonaut Special Meeting

At the Argonaut special meeting, Argonaut shareholders will be asked:

•	to approve the merger agreement;

•	to approve adjournments of the Argonaut special meeting, to a later date if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of Argonaut’s special meeting to approve the above proposal; and

•	to consider and vote upon other matters that may properly be submitted to a vote at the Argonaut special meeting or any reconvened meeting following an adjournment of the special meeting.

Record Date; Shares Entitled to Vote; Outstanding Shares

The record date for the special meeting for Argonaut shareholders was June 4, 2007. This means that you must have been a shareholder of record of Argonaut common stock at the close of business on June 4, 2007 in order to vote at the special meeting. You are entitled to one vote for each share of Argonaut common stock you own on the record date. On Argonaut’s record date, Argonaut had 34,072,750 shares of Argonaut common stock outstanding.

A complete list of Argonaut shareholders entitled to vote at the Argonaut special meeting, arranged in alphabetical order for each class of stock showing the address of each such shareholder and the number of shares registered in such shareholder’s name, shall be open to the examination of any such shareholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held.

The stock list shall also be kept at the place of the meeting during the whole time thereof and shall be open to the examination of any such shareholder who is present. This list shall presumptively determine the identity of the shareholders entitled to vote at the meeting and the number of shares held by each of them.

Quorum and Voting Rights

A quorum of shareholders is necessary to hold a valid special meeting of Argonaut. A majority of all outstanding shares of Argonaut entitled to vote and be present, in person or by proxy, at the special meeting constitutes a quorum. All shares of Argonaut common stock represented at the special meeting, including abstentions and broker non-votes, will be counted for purposes of determining whether a quorum is present. “Broker non-votes” are shares held by a broker that are represented at the meeting, but with respect to which the beneficial owner has not instructed the broker on the particular proposal and the broker does not have discretionary voting power on such proposal. Once a share is represented for any purpose at the special meeting, it will be deemed present for quorum purposes for the remainder of the meeting (including any meeting resulting from an adjournment of the special meeting, unless a new record date is set). For purposes of voting on each of the proposals set forth below, the owners of shares of Argonaut common stock vote together as one class.

The votes required to approve the respective proposals at the Argonaut special meeting are:

•	the affirmative vote of a majority of the outstanding shares of Argonaut common stock voting together as a single class is required to adopt the merger agreement; and

•	approval of any necessary adjournment of the special meeting to a later date, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Argonaut special meeting to approve the above proposals, may be obtained by the affirmative vote of the holders of a majority of the shares present in person or by proxy, even if less than a quorum.

Item 1 — The Merger

As discussed elsewhere in this joint proxy statement/prospectus, Argonaut shareholders are considering and voting on a proposal to approve the merger agreement. You should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger. In particular, you are directed to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A.

The Argonaut board of directors unanimously recommends that Argonaut shareholders vote FOR the merger agreement.

Item 2 —	Approve Adjournments of the Special Meeting to a Later Date, If Necessary, to Permit Further Solicitation of Proxies

Shareholders may be asked to vote on a proposal to adjourn the special meeting to a later date, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the above proposal.

The Argonaut board of directors unanimously recommends that Argonaut shareholders vote FOR the proposal to adjourn, if necessary, the Argonaut special meeting.

Voting by Argonaut’s Directors and Executive Officers

As of the record date for the Argonaut special meeting, Argonaut’s directors and executive officers and their affiliates were entitled to vote approximately 1,254,546 shares of the then outstanding Argonaut common stock at the Argonaut special meeting, which represented 3.7% of the Argonaut common stock outstanding and entitled to vote at the meeting.

Voting; Proxies

You may vote in person at the Argonaut special meeting or by proxy. We recommend that you vote by proxy even if you plan to attend the special meeting. If you vote by proxy, you may change your vote if you attend the special meeting. If you own Argonaut common stock in your own name, you are an “owner of record.” This means that you may use the enclosed proxy/voting instruction card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy/voting instruction card, or vote by telephone or over the Internet, your proxy/voting instruction card will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting that have been properly voted (whether by Internet, telephone or mail) and not revoked. If you sign and return your proxy/voting instruction card but do not mark your proxy/voting instruction card to tell the proxies how to vote your shares on each proposal, your proxy/voting instruction card will be voted FOR each of the proposals presented.

If you hold Argonaut shares in a stock brokerage account or through a broker, bank or other nominee, or, in other words, in “street name,” please follow the voting instructions provided by your broker, bank or other nominee. Also, see “— Voting Shares Held in ‘Street Name’ ” beginning on page 77.

Voting Shares Held in “Street Name”

Generally, a broker, bank or other nominee may only vote the common stock that it holds in “street name” for you in accordance with your instructions. However, if your broker has not received your instructions, your broker has the discretion to vote on certain matters that are considered routine.

If you wish to vote on the proposal to approve the merger agreement, you must provide instructions to your broker because this proposal is not routine. If you do not provide your broker with instructions, your broker will not be authorized to vote on the proposal to approve the merger agreement. Abstentions and broker non-votes will count as votes against the merger agreement. However, they will be deemed as votes present for quorum purposes.

If you wish to vote on any proposal to approve adjournments of the Argonaut special meeting, you should provide instructions to your broker. If you do not provide instructions to your broker, your broker generally will have the authority to vote on proposals such as the adjournment of meetings. However, your broker will not be authorized to vote on any proposal to adjourn the special meeting solely relating to the solicitation of proxies to approve the merger agreement.

Abstaining from Voting

Your abstention from voting will have the following effects:

•	Abstentions will have the same effect as a vote against the approval of the merger agreement. Abstentions will, however, increase the percentage of votes cast on the proposal and thus could have the effect of causing the proposal to pass if the majority of the votes otherwise cast on the proposal have been voted in favor of the proposal and the abstentions cause the percentage of votes cast on the proposal to total more than 50% of the outstanding shares.

•	Abstentions will have no effect on any proposal to approve adjournments of the Argonaut special meeting.

How to Vote

You have three voting options:

•	Internet: You can vote over the Internet at the Internet address shown on your proxy/voting instruction card. Internet voting is available 24 hours a day. If you vote over the Internet, do not return your proxy/voting instruction card.

•	Telephone: You can vote by telephone by calling the toll-free number on your proxy/voting instruction card. Telephone voting is available 24 hours a day. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded. If you vote by telephone, do not return your proxy/voting instruction card.

•	Mail: You can vote by mail by simply signing, dating and mailing your proxy/voting instruction card in the postage-paid envelope included with this joint proxy statement/prospectus.

A number of brokerage firms and banks participate in a program that also permits shareholders whose shares are held in “street name” to direct their vote over the Internet or by telephone. This option, if available, will be reflected in the voting instructions from the brokerage firm or bank that accompany this joint proxy statement/prospectus. If your shares are held in an account at a brokerage firm or bank that participates in such a program, you may direct the vote of these shares by the Internet or telephone by following the voting instructions enclosed with the proxy form from the brokerage firm or bank. Directing the voting of your shares will not affect your right to vote in person if you decide to attend the Argonaut special meeting; however, you must first obtain a signed and properly executed legal proxy from your broker, bank or other nominee to vote your shares held in “street name” at the special meeting. Requesting a legal proxy will automatically cancel any voting directions you have previously given to your broker, bank or other nominee by the Internet or by telephone with respect to your shares.

Revoking Your Proxy/Voting Instruction Card

You can revoke your proxy/voting instruction card at any time before its exercise by:

•	sending a written notice to Craig S. Comeaux, the Corporate Secretary of Argonaut, at 10101 Reunion Place, Suite 500, San Antonio, Texas 78216, bearing a date later than the date of the proxy/voting instruction card, that is received prior to the Argonaut special meeting and states that you revoke your proxy/voting instruction card;

•	voting again over the Internet or by telephone;

•	signing another proxy/voting instruction card bearing a later date and mailing it so that it is received prior to the Argonaut special meeting; or

•	attending the Argonaut special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy/voting instruction card.

If your shares are held in “street name,” you will need to contact your broker, bank or other nominee to revoke your proxy/voting instruction card.

Other Voting Matters

Voting in Person

If you plan to attend the Argonaut special meeting and wish to vote in person, we will give you a ballot at the special meeting. However, if your shares are held in “street name,” you must first obtain a legal proxy authorizing you to vote the shares in person, which you must bring with you to the special meeting.

Electronic Access to Proxy Materials

This joint proxy statement/prospectus is available on the SEC’s Internet site at www.sec.gov or on Argonaut’s Internet site at www.argonautgroup.com.

Proxy Solicitations

Argonaut is soliciting proxies for the Argonaut special meeting from Argonaut shareholders. Argonaut will bear the entire cost of soliciting proxies from Argonaut shareholders, except that Argonaut and PXRE will share equally the expenses incurred in connection with the filing of the registration statement of which this joint proxy statement/prospectus forms a part with the SEC and the printing and mailing of this joint proxy statement/prospectus. In addition to this mailing, Argonaut’s directors, officers and employees (who will not receive any additional compensation for their services) may solicit proxies personally, electronically or by telephone. Argonaut has also engaged Georgeson, for a fee of $10,000 and reimbursement of certain expenses, to assist in the solicitation of proxies. Argonaut and its proxy solicitor will also request that banks, brokerage houses and other custodians, nominees and fiduciaries send proxy materials to the beneficial owners of Argonaut common stock and will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in doing so. The extent to which these proxy-soliciting efforts will be necessary depends upon how promptly proxies are submitted. You should promptly vote by telephone or over the Internet or submit your completed proxy/voting instruction card by mail.

Adjournments

If a quorum is not present at the special meeting, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, will have the authority to adjourn the meeting to another place, date, or time without notice other than announcement at the meeting, until a quorum shall be presented or represented.

When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Assistance

If you need assistance in completing your proxy/voting instruction card or have questions regarding Argonaut’s special meeting, please contact Argonaut Investor Relations at (210) 321-8555 or write to Argonaut Group, Inc., Investor Relations, 10101 Reunion Place, Suite 500, San Antonio, Texas 78216, or contact Georgeson, Argonaut’s proxy solicitor, at (866) 574-4071 (toll-free) or write to Georgeson, Inc., 17 State Street, New York, NY 10004.

THE MERGER

The following discussion contains material information pertaining to the merger. This discussion is subject and qualified in its entirety by reference to the merger agreement and the related documents attached as Annexes to this joint proxy statement/prospectus. We urge you to read the entirety of those documents as well as the discussion in this joint proxy statement/prospectus.

Effect of the Merger; Consideration to be Received in the Merger; Treatment of Options and Other Equity-Based Awards

At the effective time of the merger, Argonaut shareholders will be entitled to receive newly issued PXRE common shares for their shares of Argonaut common stock. The number of PXRE common shares that Argonaut shareholders will receive will be based on an exchange ratio. The exchange ratio as specified in the merger agreement provides that Argonaut shareholders will be entitled to receive 6.4672 PXRE common shares in exchange for each share of Argonaut common stock they hold, subject to adjustment in the event that (i) Argonaut’s special dividend to its shareholders is less than $60 million, or (ii) Argonaut pays certain other dividends, incurs losses on sales of assets and/or engages in dilutive sales or purchases of Argonaut shares. The number of PXRE common shares that Argonaut shareholders will be entitled to receive will be adjusted, proportionately among all PXRE common shareholders, upon completion of a reverse share split of PXRE shares immediately after the merger (subject to the approval of PXRE’s shareholders). See “PXRE Special General Meeting — Proposals to be Considered at the PXRE Special General Meeting — Item 2 — Reverse Share Split — Impact of the Proposed Reverse Share Split if Effected” beginning on page 66. PXRE will not issue fractional shares in connection with the merger or in connection with the reverse share split. The value of any fractional shares will be determined after completion of the reverse share split and will be paid in cash. The reverse share split would affect all of PXRE’s shareholders uniformly, including the former shareholders of Argonaut entitled to receive PXRE shares as merger consideration in the merger, and will not affect any shareholder’s percentage ownership interests in PXRE or proportionate voting power, except to the extent that the reverse share split would otherwise result in a shareholder owning a fractional share for which it will receive cash in lieu of such fractional share.

The exchange ratio will not be adjusted based on changes in market price, although the exchange ratio is subject to adjustment to prevent dilution under certain circumstances. Because we cannot predict the market price of PXRE common shares at the effective time of the transactions, we cannot predict the value of the PXRE common shares Argonaut shareholders will receive. The value of the consideration received for each share of Argonaut common stock at that time, based on reported market prices, may be significantly higher or lower than the value of the consideration on the date of this joint proxy statement/prospectus.

Upon completion of the merger, we estimate that PXRE’s shareholders will own approximately 27% and Argonaut shareholders will own approximately 73% of the then-outstanding PXRE common shares.

Prior to or following the closing of the merger, the parties intend to review the capital structure of the resulting company and consider financing alternatives. As a result of such review, the parties may seek to incur additional indebtedness either through the issuance of public or private debt or through bank or other financing. The funds raised by the incurrence of such additional indebtedness may be used to repay existing indebtedness of the parties, including amounts borrowed under Argonaut’s credit facility to fund the special dividend, PXRE’s outstanding trust preferred securities and Argonaut’s outstanding trust preferred securities, or for general corporate purposes of the resulting company, including additions to working capital, capital expenditures, investments in subsidiaries or acquisitions.

When we complete the merger, all outstanding options to purchase PXRE common shares held by existing option holders will become exercisable and will continue in full force and effect. All outstanding restricted shares will vest and continue outstanding except for 165,880 restricted shares granted in 2007 to non-executive officers, which vest over four years.

The Argonaut Amended and Restated Stock Incentive Plan, which we refer to as the Argonaut stock incentive plan, provides that all unvested stock options and restricted stock awards granted thereunder will terminate upon the effective time of the merger unless the Argonaut board of directors affirmatively acts to implement one or more of the alternative arrangements enumerated therein. As noted in “The Merger — Resulting Company’s Initial Annual General Meeting

Following the Merger — Replacement of Certain PXRE and Argonaut Benefit Plans with New Resulting Company Benefit Plans” beginning on page 117, the board of directors of Argonaut has determined that it is in the best interests of Argonaut and its shareholders to avoid early termination of grants made under the Argonaut stock incentive plan by reason of the merger. Accordingly, the merger agreement provides for the Argonaut stock incentive plan to be adopted by Argo Group and for all outstanding awards under the Argonaut stock incentive plan to be assumed by Argo Group, as of the effective time of the merger, thereby avoiding the termination of any existing grant.

With the exception of the possible acceleration of vesting of certain outstanding equity awards held by the five executive officers named in Argonaut’s annual proxy statement dated March 30, 2007 and one other executive officer of Argonaut as described below, when we complete the merger, all equity awards outstanding as of the effective time of the merger will be converted into equivalent equity awards of Argo Group. Each outstanding vested and unvested option to acquire shares of Argonaut common stock will be automatically converted into an option to acquire a number of whole common shares of PXRE equal to the product of the number of shares of Argonaut common stock that were subject to the original Argonaut stock option multiplied by the exchange ratio (rounded down to the nearest whole share) at a per share exercise price of the original Argonaut stock option divided by the exchange ratio (rounded up to the nearest whole cent). Upon completion of the reverse share split, proportionate adjustments will be made to the per share exercise price and the number of shares issued upon the exercise of all outstanding options entitling the holders to purchase Argo Group common shares, which will result in approximately the same aggregate amount being required to be paid for such options upon exercise immediately preceding the reverse share split. Each converted Argonaut stock option will otherwise continue unaltered and have substantially the same terms and conditions as were in effect immediately prior to the completion of the transactions, including, as applicable, vesting and term of exercise. The unvested number of shares in a restricted stock grant will be converted into a number of whole common shares of a Argo Group restricted share grant equal to the product of the number of unvested shares of Argonaut stock that were subject to the original Argonaut restricted stock grant multiplied by the exchange ratio (rounded down to the nearest whole share). The resulting number of shares will then be divided by ten to reflect the reverse share split and rounded down to the nearest whole share to eliminate fractional shares. No fractional shares will be issued and no cash payment for fractional shares will be made to holders of unvested restricted stock grants. No other change will be made to each unvested restricted stock grant, and the terms and conditions in effect immediately before the completion of the transactions, including vesting, will be unchanged.

With respect to the five executive officers named in Argonaut’s annual proxy statement dated March 30, 2007 and one other executive officer of Argonaut, the Argonaut board of directors has determined that it is in the best interests of Argonaut and its shareholders to provide for the accelerated vesting of all unvested stock options and unvested restricted stock grants held by these executive officers prior to the effective time of the merger. In consideration for this acceleration of their unvested stock options and restricted stock grants, each executive officer has agreed to enter into a lockup agreement with Argonaut restricting the transfer of a substantial portion of the Argonaut common stock owned by such executive officer for a period ending upon the earlier of three years following the date of the acceleration (a period that generally exceeds the previous vesting period for the accelerated grants) and the occurrence of a “change in control,” as defined in the agreements. An exception to the duration of the lockup period has been made with respect to one executive officer to reflect that he may retire prior to such date. In addition, each executive officer has agreed that to the extent he or she does not exercise all of his or her outstanding stock options on or before the effective time of the merger, the executive officer will not be indemnified by Argo Group for any additional tax liability incurred by the executive officer with respect to his or her unexercised stock options as a result of the merger, as discussed below.

The number of shares of Argonaut common stock subject to the lockup is equal in value to 150% of the net after-tax value of the accelerated unvested grants at the close of the market on the date preceding the date of the acceleration. As a result, substantially all of the Argonaut common stock received by each such executive officer as a result of the accelerated vesting as well as a substantial portion of the common stock already beneficially owned and freely transferable by each executive officer, will be subject to the lockup. Furthermore, to the extent an executive officer does not own sufficient shares of Argonaut common stock at the time of the acceleration to satisfy his or her obligation under the lockup agreement, shares of common stock subsequently acquired by the executive officer through the exercise of his or her currently outstanding stock options will be added to the lockup until the obligation is satisfied. Shares of common stock subject to the lockup, while not subject to forfeiture, will remain subject to the restrictions on transfer regardless of whether the executive officer remains employed by Argonaut, or following the effective time of the Merger Argo Group, during the lockup period.

The Argonaut board of directors believes that the above measures relating to such key executive officers will further the long-term incentive goals of the executive compensation programs pursuant to which the original equity grants to these executive officers were made and promote continued alignment of the economic interests of these executive officers with Argo Group’s shareholders following the merger. In reaching this determination, the Argonaut board of directors also took into consideration the possibility that the value of all outstanding options, vested and unvested, as well as the value of all unvested restricted shares, beneficially owned by each of these executive officers upon conversion to equivalent grants in Argo Group equity, could be subject to a 15% excise tax payable by each executive officer if Section 4985 of the Code applies to the merger. Pursuant to the merger agreement, Argo Group has an indemnification obligation to the officers and directors of both PXRE and Argonaut in the event any such officer or director incurs additional tax liability solely as a result of the merger. However, each executive officer has agreed that to the extent that he or she does not exercise all of his or her vested stock options prior to the effective time of the merger, and an excise tax under Section 4985 is levied on the vested and unexercised stock options held by the executive officer following the effective time of the merger, Argo Group will not indemnify the executive officer for such tax liability in respect of such vested and unexercised stock options.

If Section 4985 applies to the merger, the excise tax would not apply to the value of any grant for which all taxable income and gain has been recognized by such officer or director. The executive officers’ exercise of his or her stock options on or before the effective time of the merger and the acceleration of the restricted stock awards described above will result in the recognition of a taxable event by each executive officer and the payment of any applicable taxes on income or gains associated with equity grants that otherwise would have remained unvested or unexercised at the time of merger.

If the executive officers had not entered into the agreements and if the excise tax under Section 4985 were to have been levied on all unvested or unexercised equity awards held by the executive officers following the effective time of the merger, the indemnification obligation of Argo Group to such executive officers could have been as much as $9 million. As a result of the acceleration of the vesting of the outstanding equity awards held by the executive officers, and the agreement by each executive officer that to the extent that he or she does not exercise all of his or her vested stock options prior to the effective time of the merger that Argo Group will not have any indemnification obligation to such executive officer in respect of such vested and unexercised stock options, there will be no additional cash expense to Argonaut. However, Argonaut will incur approximately $10.2 million in non-cash compensation expense in 2007 that otherwise would have been incurred in future periods over the normal vesting periods of the accelerated stock options and restricted stock awards assuming all such options and restricted stock became vested over such periods.

If Section 4985 applies to the merger, the measures described above do not address any excise tax that could be levied on the value of deferred stock units beneficially owned at the time of the merger by certain Argonaut directors pursuant to the Argonaut Deferred Compensation Plan for Non-Employee Directors, which will not be accelerated. In the event excise taxes became payable by these Argonaut directors with respect to the deferred stock units as a result of the merger, the indemnification obligation of Argo Group to such directors could amount to approximately $400,000. Stock options granted to certain Argonaut directors pursuant to the Argonaut Non-Employee Director Stock Option Plan will not be accelerated as they will, by their terms, already be vested, and are expected to be exercised, prior to the effective time of the merger. If such stock options are not exercised prior to the effective time of the merger, and an excise tax were to be levied on the unexercised stock options held by certain Argonaut directors following the effective time of the merger, the indemnification obligation of Argo Group to such directors could be as much as an additional $600,000.

Background of the Merger

Hurricane Losses and Ratings Downgrades

PXRE incurred a net loss before convertible preferred share dividends of $697.6 million in the year ended December 31, 2005. The primary cause of this net loss was the net impact of catastrophe losses arising from

Hurricanes Katrina, Rita and Wilma of $806.9 million, after reinsurance recoveries on PXRE’s outwards reinsurance program and the impact of inwards and outwards reinstatements and additional premiums.

Hurricane Katrina made its second landfall in the United States on August 29, 2005 and Hurricane Rita struck Texas on September 24, 2005. As a result of these hurricanes, PXRE reported a net loss before convertible preferred share dividends of $317.3 million during the quarter ended September 30, 2005.

Hurricane Wilma then occurred, making landfall in Mexico on October 21, 2005 and Florida on October 24, 2005. As of December 31, 2005, the net impact of Hurricane Wilma was $138.0 million, after reinsurance recoveries on PXRE’s outwards reinsurance program and the impact of inwards and outwards reinstatements and additional premiums.

In the beginning of 2006, as part of PXRE’s 2005 year-end closing process, PXRE reassessed its liability for claims arising from Hurricanes Katrina and Rita. As part of this year-end assessment, PXRE determined that claims reported by clients relating to Hurricanes Katrina and Rita were significantly higher than expected, especially following a significant influx of reported claims beginning in late November through January 2006. PXRE’s year-end assessment of Hurricane Katrina and Rita also included a review of the loss information included in the underwriting submission information provided by clients as part of the January 1, 2006 renewal process.

As a result of this year-end review, on February 16, 2006, PXRE announced that PXRE would be increasing its estimates of the net pre-tax impact of Hurricanes Katrina, Rita and Wilma on PXRE’s operating results for the year ended December 31, 2005. PXRE recorded an additional net liability in the fourth quarter of $238.1 million with respect to Hurricane Katrina and $48.2 million with respect to Hurricane Rita, in each case net of reinsurance recoveries on its outwards reinsurance program and the impact of inwards and outwards reinstatements and additional premiums. PXRE also first announced its intention to explore strategic alternatives due to concerns about the hurricane losses and the resulting potential negative impact on PXRE’s credit ratings. Following these announcements, in February 2006 PXRE’s counterparty credit and financial strength ratings were downgraded by each of the major rating agencies to a level that was generally unacceptable to many of PXRE’s reinsurance clients. These ratings downgrades have had a significant negative impact on PXRE’s operating results and profitability because they have impaired PXRE’s ability to retain and renew PXRE’s existing reinsurance business. In light of the negative consequences of rating downgrades, PXRE’s board of directors decided to retain Lazard (which has since been succeeded by KBW) as its financial advisor to assist in the process.

On February 23, 2006, S&P further downgraded its counterparty credit and financial strength rating on PXRE Reinsurance and PXRE Bermuda from “BBB+” to “BBB-.” On February 24, 2006, A.M. Best further downgraded its financial strength rating on these entities from “B++” to “B+” with a negative implication. On February 28, 2006, Moody’s further downgraded its insurance financial strength rating of PXRE Reinsurance from “Baa2” to “Baa3” and placed this rating under review for possible further downgrade.

On April 11, 2006, PXRE announced that PXRE had requested that the major credit rating agencies withdraw their financial strength and claims paying ratings of PXRE and its operating subsidiaries after finding that operational ratings below the critical “A” category provided little value for a reinsurer. In the wake of this request, A.M. Best downgraded its financial strength ratings of PXRE Reinsurance and PXRE Bermuda from “B+” to “B” and then withdrew these ratings; S&P downgraded its counterparty credit and financial strength rating on PXRE Reinsurance and PXRE Bermuda from “BBB−” to “BB+” and then withdrew these ratings; and Moody’s downgraded its insurance financial strength rating of PXRE Reinsurance from “Baa3” to “Ba2” and then withdrew this rating.

Ratings have become an increasingly important factor in establishing the competitive position of reinsurance companies. Due to these recent ratings downgrades and withdrawal of the operational ratings of PXRE’s reinsurance subsidiaries by A.M. Best, S&P and Moody’s, PXRE’s competitive position in the reinsurance industry has suffered and PXRE has been unable to retain its reinsurance portfolio or renew many of PXRE’s existing reinsurance agreements. This has resulted in a substantial loss of business as ceding companies and brokers that place such business move to other reinsurers with higher ratings. As PXRE’s revenue from non-premium sources has historically not been sufficient to offset PXRE’s operating expenses and interest expenses, and PXRE’s ability to write new business has been impaired due to the recent ratings downgrades and withdrawal of the operational ratings of PXRE’s reinsurance subsidiaries, PXRE has been faced with incurring net operating losses in future periods unless it is successful in executing a strategic alternative other than runoff. If such operating losses were to occur, this would result in a decline in PXRE’s shareholders’ equity.

Events Leading to Transaction

Between February of 2006 and PXRE’s engagement of KBW in August of 2006, Lazard approached a number of potentially interested parties regarding a strategic transaction with PXRE. Of the over 60 parties contacted, 17 parties executed non-disclosure agreements. Seven of these parties submitted proposals for transactions with PXRE. None of these proposals were deemed adequate by the board of directors of PXRE. During this process, Argonaut executed a nondisclosure agreement and received preliminary due diligence materials in connection with this process, but elected not to participate further at that time.

In April 2006, Mark Watson, President and Chief Executive Officer of Argonaut, contacted Jeffrey Radke, President and Chief Executive Officer of PXRE, to propose a strategic alliance between the two companies in lieu of an outright purchase or merger transaction. Mr. Radke invited Mr. Watson to present his proposal to the board of directors of PXRE.

On May 8, 2006, at a regularly scheduled meeting of the board of directors of PXRE, representatives from Argonaut made a presentation regarding their proposal for a strategic alliance between the parties. The transaction discussed at the time involved an investment by Argonaut in PXRE and formation of a new reinsurance subsidiary of PXRE that would enter into certain quota share reinsurance agreements with Argonaut.

The representatives of Argonaut and PXRE continued discussions and in August 2006, developed a joint business plan, which contemplated the formation of a new Bermuda-based property casualty reinsurer (later named Peleus Re). Pursuant to the business plan, initially the business of Peleus Re was to consist of casualty reinsurance pursuant to a quota share agreement with Argonaut, and property reinsurance of other third-party cedents. These discussions continued into the fall of 2006, and included extensive discussions with A.M. Best regarding the rating that Peleus Re might be assigned. However, no final agreement between PXRE and Argonaut was reached.

In late November 2006, prior to reaching final agreement on the terms of the Peleus Re transaction, Argonaut advised PXRE that it would prefer to pursue a business combination with PXRE. On November 26, 2006, Mr. Radke met with Mr. Watson to discuss the possibility of continuing discussions regarding a possible transaction. At this meeting, Mr. Watson stated that Argonaut would be interested in pursuing a merger with PXRE.

In order to avoid potential conflicts relating to the negotiation of a separation agreement with Mr. Radke which would provide for certain payments and benefits in the event of the completion of a transaction and the potential that preferred shareholders, including those of which certain directors of PXRE are affiliates, might receive treatment which would be different from the treatment of other shareholders of PXRE in connection with the completion of a transaction, in late November 2006 PXRE’s board of directors authorized the creation of a special committee comprised entirely of independent directors, which we refer to as the special committee, to evaluate the merger. Appointed to the PXRE special committee were Philip R. McLoughlin (as chairman), Wendy Luscombe, Mural R. Josephson and F. Sedgwick Browne. From the time of the creation of the PXRE special committee until the signing of the merger agreement, the special committee met a total of 25 times to evaluate the merger, the terms of the related agreements, alternatives to the merger and related issues impacting PXRE and its shareholders.

Since being engaged as financial advisor in August of 2006, KBW interacted with a number of interested parties at the direction of the board of directors and, subsequent to its creation, solely at the direction of the special committee. In December 2006, under the direction of the PXRE special committee, representatives of KBW met with representatives of Argonaut’s financial advisor, Bear Stearns, who stated that Argonaut would be willing to make a proposal to acquire PXRE in a transaction that would value PXRE at 0.9x book value and Argonaut at 1.4x book value. In further discussions between the PXRE special committee, Argonaut and their financial advisors, Argonaut provided further terms to their proposal. The proposal provided for a 100% stock, fixed exchange ratio transaction that would value PXRE at 0.9x book value as of September 30, 2006, and Argonaut at 1.4x book value as of the same date. In addition, it contemplated that a special dividend of approximately $60 million would be distributed to Argonaut shareholders immediately prior to the closing of such a transaction and was conditioned upon receiving certain specified financial strength ratings for Peleus Re and Argonaut.

Since December 2006, two additional parties submitted proposals for transactions with PXRE. However, such proposals included conditions or contingencies which, after careful consideration and consultation with its advisors, caused the special committee to deem such proposals unacceptable. On December 18, 2006, PXRE, Argonaut and their respective advisors commenced their due diligence investigations of one another, which continued until just prior to signing the merger agreement on March 14, 2007.

From late December until the signing of the merger agreement, representatives of the PXRE special committee and Argonaut, and their respective advisors, negotiated the terms of the merger agreement. In addition, the PXRE special committee and its advisors negotiated the terms of the voting agreement with the holders of convertible preferred shares and convertible common shares of PXRE. As such holders had the power to reject the merger, Argonaut required execution of the voting agreement as a condition to signing the merger agreement. Throughout this period, PXRE and Argonaut negotiated with each other to determine the appropriate exchange ratio and other issues of the transaction. The parties’ legal representatives continued to revise the proposed definitive agreements.

At various times during this period, the PXRE special committee met to review the status of the transaction, including the proposed exchange ratio, the results of the due diligence investigations conducted by Argonaut and its advisors on PXRE, the results of the financial, accounting, actuarial and legal due diligence investigations conducted by PXRE and its advisors on Argonaut, the terms of the merger agreement, the terms of the voting agreement and other proposed transactions. During these meetings, the special committee received briefings on the proposed merger from PXRE’s senior management and representatives of KBW and Dewey Ballantine LLP, which we refer to as Dewey Ballantine, legal counsel to the special committee, on the status of the proposed merger. The special committee considered the strategic benefits of the proposed business combination, the opportunities it created for PXRE and the potential value created for PXRE’s shareholders.

From May 2006 through December 2006, Argonaut’s board of directors met on eight occasions to review and discuss the status of proposals for a possible transaction with PXRE, as well as to review information regarding other potential strategic transactions which did not involve PXRE. During these meetings, the board of directors received briefings on each potential transaction from Argonaut’s senior management, including the structure, key legal and financial terms, and results of the due diligence investigations associated with such proposals.

On February 6, 2007, representatives of LeBoeuf, Lamb, Greene & MacRae LLP, which we refer to as LeBoeuf Lamb, legal counsel to Argonaut in the PXRE transaction, met with Argonaut’s board of directors and presented information and answered questions regarding the potential tax implications to shareholders, directors and officers with respect to business combinations involving foreign corporations. LeBoeuf Lamb also gave a presentation regarding the fiduciary duties of directors as they relate to the type of transaction being considered by Argonaut and responded to questions on this issue. At the same meeting, representatives of Bear Stearns provided an update on the status of negotiations with both PXRE and the other potential strategic partners. Argonaut’s board of directors also met on February 21 and February 27, 2007 to receive updates from Argonaut’s senior management on due diligence on PXRE and the progress of negotiations with the PXRE transaction and other potential strategic partners and to discuss the strategic benefits of the proposed business combinations, including the possible accounting and tax effects of the various transactions being considered, the opportunities created for Argonaut and the potential value created for Argonaut shareholders.

At a meeting of Argonaut’s board of directors on March 7, 2007, Bear Stearns provided its preliminary views about the financial aspects of the proposed transaction with PXRE. LeBoeuf Lamb reviewed for Argonaut’s board of directors its fiduciary obligations and the terms of the merger agreement, the voting agreement and certain other transaction agreements. Ernst & Young LLP reported on the results of certain financial due diligence inquiries on PXRE it conducted for Argonaut under engagements separate from its role as Argonaut’s independent audit firm.

On March 12, 2007, the representatives from KBW made a financial presentation and delivered its oral opinion to the PXRE special committee, which was subsequently confirmed in writing, to the effect that, based upon and subject to the considerations set forth in such opinion, as of March 12, 2007, the merger consideration, after giving effect to the transactions contemplated by the voting agreement, was fair, from a financial point of view, to the common shareholders of PXRE (other than the PXRE common shareholders party to the voting agreement). Dewey Ballantine and Conyers Dill & Pearman, Bermuda counsel to the special committee, reviewed for the special committee its fiduciary obligations and the terms of the merger agreement, the voting agreement and certain other transaction agreements. On March 13, 2007, after KBW made its financial presentation to the full PXRE board of directors confirming its opinion dated as of March 12, 2007, the PXRE special committee, after further discussion and deliberation, unanimously recommended that the board of directors of PXRE approve the merger agreement and the related transactions, including the issuance of PXRE common shares in the merger, and recommend to the shareholders of PXRE to vote to approve such transactions. On March 13, 2007, the PXRE board of directors unanimously declared advisable the merger agreement and the related transactions, including the issuance of PXRE common shares in the merger and resolved to recommend to the shareholders of PXRE to vote to approve the transactions contemplated by the merger agreement, including the issuance of PXRE common shares in the merger, subject to the completion of the definitive documentation. The parties continued discussions on March 13, 2007.

On March 14, 2007, Bear Stearns made its presentation to Argonaut’s board of directors regarding the financial aspects of the proposed transaction with PXRE and delivered its oral opinion, which was subsequently confirmed in writing, that as of that date and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the exchange ratio was fair from a financial point of view to the shareholders of Argonaut. Argonaut’s board of directors, after receiving a presentation from LeBoeuf Lamb regarding the material terms of the final merger agreement, discussion and deliberation, unanimously approved the merger agreement and the related transactions, and unanimously recommended to the shareholders of Argonaut that they vote to approve such transactions, subject only to completion of definitive documentation. Later in the day on March 14, 2007, the parties finalized the definitive documentation, and PXRE and Argonaut signed the merger agreement and issued a joint press release announcing that they had entered into the merger agreement.

PXRE’s Reasons for the Merger and Recommendation of PXRE’s Board of Directors

The PXRE board of directors believes that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of PXRE common shares in the merger, are in the best interests of PXRE and its shareholders and are consistent with, and in furtherance of, the long-term business strategies and goals of PXRE. Accordingly, the PXRE board of directors has unanimously approved the merger agreement and recommends that PXRE shareholders vote FOR approval of the issuance of PXRE common shares and the other proposals in connection with the merger.

The PXRE board of directors, in reaching its decision to approve the merger agreement, acted upon the unanimous recommendation of the special committee, consulted with its management, as well as with its financial, accounting, actuarial and legal advisors, carefully reviewed a significant amount of information and considered a variety of factors weighing positively towards the merger, including, without limitation, the following:

•	The strategic nature of the merger, which will combine highly complementary businesses to create a resulting company with:

•	broadened product portfolios, combining Argonaut’s strength in Excess and Surplus Lines, Select Markets and Public Entity insurance businesses, with PXRE’s strength in reinsurance products and services to a worldwide marketplace through PXRE wholly owned subsidiary operations located in Bermuda, Europe, and the United States;

•	an attractive platform for growth fueled by a larger and more diversified earnings base with a mix of insurance and reinsurance earnings and equity-driven earnings, which could create a natural hedge against interest rate exposure and equity market risk exposure;

•	strong capital flexibility and attractive risk profile;

•	financial flexibility to pursue further strategic and product initiatives; and

•	access to a proven management team.

•	Its analysis of the business, operations, financial condition, earnings and prospects of both PXRE and Argonaut, including the results of PXRE’s due diligence review of Argonaut and its business.

•	The continuity of certain members of PXRE’s senior management in the resulting company as well as three or four of PXRE’s current directors on the resulting company’s board of directors.

•	The probability that the financial strength ratings for the resulting company will be more favorable than the current comparable ratings for PXRE.

•	The alternatives reasonably available to PXRE, including:

•	remaining a stand-alone entity and pursuing acquisitions of strategic assets or engaging in a capital reorganization;

•	the sale of PXRE or substantially all of its assets to a third party;

•	the possibility of pursuing an alternative strategic business combination with a third party; and

•	placing the reinsurance operations of PXRE into runoff and eventually commencing an orderly winding up and liquidation of PXRE operations over some period of time.

•	The potential for the merger to be accretive to PXRE’s earnings in the first year following completion of the merger (excluding one-time costs), which will inure to a significant degree to the benefit of PXRE’s shareholders as well as Argonaut’s shareholders.

•	The financial opinion of KBW described in the section entitled “— Opinion of PXRE’s Financial Advisor” beginning on page 91, to the effect that, as of the date of their opinion and based on and subject to the assumptions, limitations and qualifications described in their opinion, the merger consideration under the merger agreement was fair from a financial point of view to the holders of PXRE common shares (other than PXRE common shareholders party to the voting agreement).

•	The terms of the merger agreement relating to third-party offers, including:

•	the limitation on PXRE’s ability to solicit offers for alternative business combinations; and

•	the ability of PXRE’s board of directors to change its recommendation to shareholders to vote in favor of PXRE issuing shares in the merger to the extent that PXRE’s board of directors reasonably determines (upon advice of outside legal counsel) that such change of recommendation complies with its fiduciary duties under applicable law.

•	The other terms of the merger agreement, including:

•	the representations and warranties of Argonaut;

•	the covenants of PXRE and Argonaut and their effect on the operations of PXRE and Argonaut prior to the merger; and

•	the conditions required to be satisfied prior to completion of the merger. See “The Merger Agreement” beginning on page 131.

•	The expectation that the merger will be treated as a reorganization for United States federal income tax purposes as described in the section entitled “Material Tax Considerations” beginning on page 118.

•	The prospects for the merger receiving necessary regulatory approvals and the anticipated timing and conditions of those approvals.

•	The current and prospective industry, economic and market conditions and trends, including increased competition in the industry in which PXRE operates, and the belief that the resulting company with greater size, scale and diversification would be better positioned to succeed in an industry in which critical mass and market presence are increasingly important.

•	The prospects of providing PXRE with greater brand awareness by aligning PXRE with Argonaut, a strong, well-established brand name in the insurance industry.

In addition to these factors, the PXRE board of directors also considered the potential adverse impact of other factors weighing negatively against the merger. These included the following:

•	The challenges of combining the businesses and workforces of Argonaut and PXRE.

•	The risk inherent in businesses that will be new to PXRE shareholders, such as the Excess and Surplus Lines, Select Markets and Public Entity insurance businesses of Argonaut, including, without limitation, the significantly increased exposure to potential equity market volatility.

•	The risk that the cost savings, synergies and other benefits expected to be obtained in the transaction might not be fully realized.

•	The disparities in compensation levels and operating philosophy that may pose cultural and management challenges for the resulting company.

•	The potential disruption to PXRE’s business that could result from the announcement of the merger, including the potential loss of existing customers and employees.

•	The limitations imposed in the merger agreement on the conduct of business by PXRE prior to completion of the merger.

•	The risk that the merger might not be completed and the effect of the resulting public announcement of the termination on:

•	the market price of PXRE common shares;

•	PXRE’s operating results, particularly in light of the costs incurred in connection with the proposed transaction, including the potential requirement to make a termination payment;

•	PXRE’s ability to attract and retain key personnel; and

•	PXRE’s ability to complete an alternative transaction.

•	The possibility of significant costs and delays resulting from seeking regulatory approvals necessary for completion of the proposed merger and the possibility of not completing the merger if these approvals are not obtained, including any approval by a state insurance regulatory authority.

•	The impact of the terms of the voting agreement, including the reduction in conversion price of the convertible preferred shares from $11.28, the conversion price as of December 31, 2006, to $6.24 and dilution resulting therefrom, on the common shareholders of PXRE.

The PXRE board of directors, in reaching its decision to approve the merger agreement and the transactions contemplated thereby, also considered the interests that certain PXRE executive officers and directors may have with respect thereto, in addition to their interests as PXRE shareholders generally. The PXRE board of directors considered the fact that certain directors are affiliates of certain shareholders that are parties to the voting agreement. In addition, the PXRE board of directors considered the terms and conditions of the agreements entered into in connection with the merger, including the voting agreement, and the effect on the PXRE shareholders of the conversion of the convertible preferred shares at a reduced conversion price and the conversion of the convertible common shares on the terms provided in the voting agreement.

The PXRE board of directors concluded that the positive aspects of the merger significantly outweighed the negative factors.

This discussion of the information and factors considered by the PXRE board of directors includes all the material positive and negative factors considered by the PXRE board of directors, but it is not intended to be exhaustive and may not include all of the factors considered by the PXRE board of directors. The PXRE board of directors did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the merger agreement and the merger are advisable and in the best interests of PXRE and its shareholders. Rather, the PXRE board of directors viewed its position and recommendation as being based on the totality of the information presented to and factors considered by it. In addition, individual members of the PXRE board of directors may have given differing weights to different factors.

In considering the recommendation of the PXRE board of directors with respect to the merger agreement, the merger and the issuance of PXRE common shares in the merger, you should be aware that certain PXRE directors and executive officers have arrangements that cause them to have interests in the transaction that are different from, or are in addition to, the interests of PXRE shareholders generally. See “— Interests of PXRE Directors and Executive Officers in the Merger” beginning on page 107.

Argonaut’s Reasons for the Merger and Recommendation of Argonaut’s Board of Directors

In reaching its decision to approve the merger agreement and proceed with the business combination with PXRE, Argonaut’s board of directors consulted with Argonaut’s management and legal, accounting, actuarial and financial advisors regarding the strategic, operational and financial aspects of the merger. In the course of reaching its decision to approve the merger agreement, the board of directors considered a variety of factors, including the following material factors:

Strategic Considerations.  Argonaut’s board of directors believes that the merger of Argonaut with a subsidiary of PXRE will provide a number of significant opportunities and benefits, including the following:

•	the capabilities and competitiveness of the combined group will be enhanced in the following ways:

•	the combined group will have a more extensive distribution network and greater range of products, thus being able to better serve customers;

•	the complementary operations and capabilities of Argonaut and PXRE should allow the combined group to benefit from economies of scale and other efficiencies in certain functional disciplines;

•	the merger will strengthen the combined group’s competitive position vis-à-vis multinational diversified commercial lines peer companies; and

•	the greater scale, scope and reach of the combined group should make it a more attractive partner for potential customers with national or international business models;

•	the merger will result in a company that, because of increased size and economies of scale, will have greater capital flexibility, a greater ability to respond to competitive pressures, greater diversification opportunities and an enhanced ability to compete profitably, which may result in better debt and financial ratings;

•	the combination of Argonaut’s and PXRE’s businesses through the merger will result in greater product offerings and improved market position;

•	the addition of a reinsurance platform will provide Argonaut access to a multi-billion dollar business segment and should allow us to better serve our customers;

•	the establishment of a Bermuda domicile should provide Argonaut with a strategic platform for further expansion; and

•	the combination has the potential to increase return on equity for shareholders of Argonaut over the long term and be accretive to Argonaut shareholders in terms of book value per converted share in Argo Group after the merger.

Other Factors Considered by the Argonaut Board.  In addition to considering the strategic factors listed above, the Argonaut board of directors considered the following additional factors:

•	the environments in which Argonaut and PXRE operate, including national and regional insurance industry, economic and market conditions and trends, and the likely effect of these factors on Argonaut’s potential growth, development, productivity and profitability;

•	the likelihood of continuing consolidation and increased competition in the insurance industry;

•	the strategic fit between PXRE and Argonaut;

•	the execution risk of the merger;

•	the potential financial benefits to Argonaut and Argonaut’s shareholders;

•	the financial analyses of Argonaut’s financial advisor and its opinion that, as of March 14, 2007, and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, the exchange ratio was fair, from a financial point of view, to the shareholders of Argonaut;

•	the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary antitrust and other regulatory approvals without unacceptable conditions on a timely basis; and

•	the board and management structure of the resulting company provided for under the merger agreement, including Argonaut’s board representation and the staffing of the executive positions of the resulting company, as described in greater detail under “— PXRE’s Board of Directors and Management Following the Merger.”

Argonaut’s board of directors also considered the potential adverse impact of other factors, including the following:

•	the risk that the cost savings synergies and other benefits expected to be obtained in the transaction might not be fully realized;

•	the risk of diverting management’s attention from other strategic priorities to implement merger integration plans;

•	the risk associated with the start-up nature of Peleus Re, which carries a degree of execution risk that is higher than the risk related to Argonaut’s existing book of business;

•	the possibility that the merger will increase Argonaut’s correlated property risk beyond projected levels;

•	the risk that the combined group will have a level of volatility higher than Argonaut’s following the merger as a result of additional catastrophe risk exposure; and

•	the possibility that the trading multiple of the combined group will contract due to a change in the business model.

The foregoing discussion of the information and factors considered by Argonaut’s board of directors is not meant to be exhaustive but is believed to describe the more prominent economic and operational issues considered by it in connection with its determination that the terms of the merger agreement, including the merger, are advisable and in the best interests of Argonaut and its shareholders. Argonaut’s board also considered each of the factors contained in the Bear Stearns’ fairness opinion discussed on pages 100 through 107 below, as well as a variety of legal, accounting and tax factors presented to the board of directors by management, its counsel, LeBoeuf Lamb, and its auditors, Ernst & Young LLP. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Argonaut board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these and other factors. In addition, the Argonaut board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate decision, but rather the Argonaut board of directors conducted an overall analysis of the factors described above, including through discussions with, and the questioning of, Argonaut’s management team and outside financial, actuarial and legal advisors. In considering the factors described above, individual members of the Argonaut board of directors may have given different weight to different factors.

In considering the recommendation of the Argonaut board of directors with respect to the merger agreement and the merger, you should be aware that certain Argonaut directors and executive officers have arrangements that cause them to have interests in the transaction that are different from, or are in addition to, the interests of Argonaut shareholders generally. See “Risk Factors — Risks Related to the Merger — General — Some directors and executive officers of PXRE and Argonaut have interests and arrangements that are different from, or in addition to, those of PXRE and Argonaut shareholders” beginning on page 23.

Opinions of Financial Advisors

PXRE engaged KBW as its financial advisor in August of 2006. KBW acted on behalf of PXRE until the creation of the special committee in late November 2006, at which time KBW’s engagement with PXRE was rescinded and the special committee engaged KBW as its financial advisor in connection with the merger. Once engaged on behalf of the special committee, KBW acted solely on behalf of the special committee. Argonaut retained Bear Stearns pursuant to an engagement letter dated March 6, 2007, as its financial advisor in connection with the merger. A summary of their respective opinions and related financial analyses appears below.

Opinion of PXRE’s Financial Advisor

KBW acted as the financial advisor to the special committee in connection with the merger. On March 12, 2007, KBW delivered its oral opinion to the special committee, which was subsequently confirmed by delivery of a written opinion, dated as of March 12, 2007, that, as of that date and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration paid in the merger, after giving effect to the transactions contemplated by the voting agreement, was fair from a financial point of view to the holders of PXRE common shares (other than the PXRE common shareholders party to the voting agreement).

The full text of the written opinion of KBW, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E to this joint proxy statement/prospectus and is incorporated by reference. KBW’s opinion was intended for the use and benefit of the special committee in connection with its consideration of the merger, does not address the merits of the underlying decision by PXRE to enter into the merger agreement or any of the transactions contemplated thereby, including the merger, and does not constitute a recommendation to any PXRE shareholder as to how that shareholder should vote on, or take any action with respect to, the merger or any related matter. KBW was not asked to address nor does its opinion address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of PXRE. Additionally, KBW expresses no opinion as to the prices at which the common shares of either PXRE or Argonaut will trade following the announcement of the merger or at which the common shares of PXRE will trade following the consummation of the merger, or to any legal, tax, regulatory, actuarial or accounting matters. This summary of KBW’s opinion is qualified in its entirety by reference to the full text of the opinion attached to this joint proxy statement/prospectus as Annex E.

In preparing its opinion to the special committee, KBW performed various financial and comparative analyses, including those described below. The summary set forth below does not purport to be a complete description of the analyses underlying KBW’s opinion or the presentation made by KBW to the special committee or the PXRE board of directors. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor considered by it, but rather made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Accordingly, KBW believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, or focusing on information presented in tabular format, without considering all of the analyses and factors or the narrative description of the analyses, would create a misleading or incomplete view of the process underlying its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, KBW reviewed, among other things:

•	the merger agreement;

•	the voting agreement;

•	PXRE’s annual reports to shareholders and annual reports on Form 10-K for the years ended December 31, 2003, 2004 and 2005, a draft of its Form 10-K for the year ended December 31, 2006, its quarterly reports on Form 10-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006, a draft of its financial statements for the year ended December 31, 2006 and its current reports on Form 8-K filed since December 31, 2005;

•	Argonaut’s annual reports to shareholders and annual reports on Form 10-K for the years ended December 31, 2004, 2005 and 2006 and its current reports on Form 8-K filed since December 31, 2006;

•	market prices and valuation multiples for PXRE and compared them with those of certain publicly traded companies that KBW deemed relevant;

•	the results and operations of PXRE and compared them with those of certain publicly traded companies that KBW deemed relevant; and

•	other financial information concerning the business and operations of PXRE and Argonaut furnished to KBW by PXRE and Argonaut for the purposes of its analysis.

KBW also held discussions with members of PXRE’s and Argonaut’s senior management and PXRE’s board of directors regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW has deemed relevant to its inquiry. In addition, KBW compared certain financial and stock market information for PXRE and Argonaut with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the financial institutions industry and performed such other studies and analyses as KBW considered appropriate. KBW was also advised as to the status of various legal proceedings by PXRE’s counsel and relied thereon. KBW’s opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on the date of its opinion and the information made available to it through the date of its opinion.

In conducting its review and arriving at its opinion, KBW relied upon the accuracy and completeness of all of the financial, accounting, legal, actuarial, tax and other information provided to it or publicly available and it has not assumed any responsibility for independently verifying the accuracy or completeness of any such information. KBW relied upon the management of PXRE and Argonaut as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to it, and KBW has assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. KBW is not an actuarial firm and is not an expert in the independent verification of the adequacy of reserves for loss and loss adjustment expenses and its services did not include any actuarial determination or evaluation or any attempt to evaluate actuarial assumptions. KBW relied on PXRE’s actuaries with respect to the adequacy of reserves for loss and loss adjustment expenses and it assumed, with the consent of PXRE, that the aggregate reserves for loss and loss adjustment expenses for PXRE and Argonaut are adequate to cover such losses. In that regard, KBW made no analysis of, and expressed no opinion as to, the adequacy of reserves for loss and loss adjustment expenses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals of the property of PXRE or Argonaut, nor did it examine any individual production or underwriting files of PXRE or Argonaut. In addition, KBW has not assumed any obligation to conduct any physical inspection of the properties or facilities of PXRE or Argonaut.

Certain Assumptions

In rendering its opinion, KBW was instructed by PXRE to assume that:

(i) all representations and warranties in the merger agreement and the voting agreement were accurate and all covenants and agreements to and from PXRE, Argonaut and the PXRE preferred shareholders will be satisfied, such that no indemnification obligations from PXRE, Argonaut or the PXRE preferred shareholders will arise;

(ii) as of March 12, 2007 PXRE no longer carried any credit ratings and did not expect to achieve credit ratings sufficient to attract new business, which will continue to limit its ability to write new business, thereby impacting the value of PXRE’s ongoing franchise:

(a) On February 16, 2006, S&P downgraded its counterparty credit and financial strength rating on PXRE Reinsurance and PXRE Bermuda from “A−” to “BBB+” and placed these ratings on CreditWatch with negative implications. A.M. Best also downgraded its financial strength rating from “A−” to “B++” with a negative outlook. On February 17, 2006, Moody’s downgraded its insurance financial strength rating of PXRE Reinsurance from “Baa1” to “Baa2” and placed this rating under review for possible further downgrade;

(b) Subsequently in February, 2006, S&P further downgraded its counterparty credit and financial strength rating on PXRE Reinsurance and PXRE Bermuda from “BBB+” to “BBB-,” and A.M. Best further downgraded its financial strength rating on these entities from “B++” to “B+” with a negative implication. Moody’s further downgraded its insurance financial strength rating of PXRE Reinsurance from “Baa2” to “Baa3” and placed this rating under review for possible further downgrade;

(c) In April, 2006, after finding that operational ratings below the critical “A” category provided little value for a reinsurer, PXRE announced that it had requested that the major credit rating agencies withdraw their financial strength and claims paying ratings of PXRE and its operating subsidiaries. As a result of these historical actions by the rating agencies and PXRE’s internal projections, PXRE did not anticipate achieving credit ratings sufficient to write new business, and instructed KBW to make that assumption in its analysis;

(iii) if a transaction which included the continuation of PXRE’s past property catastrophe reinsurance business strategy were not announced by the filing of its 2006 10-K, PXRE would potentially have (A) incurred, as of December 31, 2006, a $26.8 million charge due to lack of certainty concerning its ability to utilize certain ceded reinsurance treaties in prospective periods as contemplated under the Peleus Re business plan, (B) terminated PXRE’s second catastrophe bond transaction (A&W II) with an effective date of March 31, 2007, thus incurring a $5.8 million termination charge in the first quarter of 2007, and (C) been subject to certain PXRE preferred shareholders seeking to cause PXRE to pursue an expedited liquidation of PXRE via a loss portfolio transfer of its loss reserves, commutation of its remaining treaties, and/or an accelerated runoff of its reserves, the execution of which may not have been in the best interests of PXRE’s common shareholders;

(iv) the PXRE convertible preferred shares have a conversion price as of December 31, 2006 of $11.28, and such convertible preferred shares, which are mandatorily convertible on April 4, 2008, would convert at such conversion price, assuming no additional adjustments to the conversion price as provided for in the certificate of designation for the convertible preferred shares;

(v) given PXRE’s lack of any credit ratings on March 12, 2007, regulatory concerns and cash and available collateral positions, PXRE’s ability to retain customers, vendors and key employees would continue to deteriorate;

(vi) if PXRE pursued a strategy of runoff and/or liquidation, there would be significant risk and uncertainty in the amount and timing of potential cash flows available to meet PXRE’s policyholder obligations, operating expenses, financial obligations, and ability to pay dividends or distributions to its PXRE preferred shareholders and PXRE common shareholders; and

(vii) in the runoff scenario, (1) the initial liquidation dividend would be paid after the conversion of the convertible preferred shares (assumed to convert on March 31, 2008 at the contractual conversion price as of December 31, 2006 of $11.28); (2) the maximum allowable dividend from PXRE’s operating subsidiaries would be paid to PXRE and thereafter dividended to shareholders on March 31 of each year; (3) the payout pattern on existing reserves would be 48%, 18%, 9%, 8% and 17% in each of 2007 through 2011, respectively; (4) in the upside case, reserves would develop favorably by 5.8% and claims would be settled quickly, enabling a terminal dividend to be paid to shareholders on December 31, 2009; (5) in the base case, reserves would develop and claims would be settled as per the expected actuarial results, enabling a terminal dividend to be paid on December 31, 2010; and (6) in the downside case, reserves would develop unfavorably by 8.8% plus an additional $51 million related to the 2005 hurricanes, and claims would be settled more slowly, enabling a terminal dividend to be paid to shareholders on December 31, 2011.

KBW did not express any opinion as to the prices at which the common shares will trade at any time following completion of the merger and its opinion did not address the relative merits of the merger as compared to any alternative transaction that might be available to PXRE. KBW did not express any opinion as to the transactions contemplated by the voting agreement. In rendering its opinion, KBW assumed that the merger and the transactions contemplated thereby will be completed, and that all governmental, regulatory or other consents and approvals necessary for completion of the merger will be obtained, without any adverse effect on PXRE or on the expected benefits of the merger in any way meaningful to KBW’s analysis.

Transaction Process and Various Analyses

The following is a summary of the transaction process and various financial analyses reviewed by KBW with the special committee in connection with KBW rendering its opinion. The following summary, however, does not purport to be a complete description of the transaction process or financial analyses reviewed by KBW with the PXRE board of directors or by KBW for purposes of its analysis.

The assumptions set forth in clauses (i) through (vii) under “Certain Assumptions” above were particularly important to KBW’s analysis. The order of analyses described below does not represent relative importance or weight given to those analyses by KBW. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of the financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 12, 2007, and is not necessarily indicative of current market conditions.

Overview of Key Events in the Transaction Process

KBW reviewed with the special committee the key events in the transaction leading up to the proposed merger. This included a review of the broad solicitation process undertaken in which over 60 parties were contacted, of which 17 parties signed a confidentiality agreement with PXRE. KBW noted that in addition to the bid by Argonaut, a total of nine bids were received by PXRE, two of which were received during the period of negotiations with Argonaut. All of the nine proposals included conditions or contingencies deemed unacceptable by the PXRE board of directors or the special committee.

Calculation of Transaction Value

KBW reviewed the financial terms of the merger agreement, and noted that PXRE will issue to Argonaut shareholders according to the preliminary exchange ratio, 6.4672 PXRE common shares for each share of Argonaut common stock. The preliminary exchange ratio was calculated based on an effective value of $33.44 for each share of Argonaut common stock and a price of $5.17 for each PXRE common share outstanding as of December 31, 2006. PXRE’s implied aggregate valuation is computed to be $422.3 million, or approximately 85% of reported shareholders’ equity as of December 31, 2006. The preliminary exchange ratio is fixed, and would be recalculated only in certain extraordinary circumstances, as discussed in Section 4.6 of the merger agreement. For purposes of the determination of fairness, KBW compared the calculated transaction value per share to PXRE’s common shareholders in the merger ($5.17 per common share) to an estimate of the value of PXRE in runoff on a per share basis under three different scenarios (see “— PXRE Estimate of Company Value in Runoff” beginning on page 98).

Review of PXRE

Historical Stock Trading Analysis

KBW reviewed with the special committee and the PXRE board of directors PXRE’s share price performance since August 1, 2005, the first trading day of the month in which Hurricane Katrina made landfall. KBW noted events of significance that may have impacted the trading price of the PXRE shares, such as (i) Hurricane Katrina making its second landfall in the United States on August 29, 2005, (ii) the initial announcement by PXRE of the estimated losses due to Hurricane Katrina on September 11, 2005, (iii) the recapitalization by PXRE through the sale of $375 million of exchangeable perpetual preferred securities and the sale of $114.7 million of common shares, on September 30, 2005 and October 7, 2005, respectively, and (iv) the announcement by PXRE of an increase to loss estimates related to Hurricanes Katrina, Rita and Wilma and the exploration of strategic alternatives, on February 16, 2006.

Historical Price to Book Value Ratio Analysis

KBW analyzed PXRE’s price-to-book value ratio since September 11, 2001, which before Hurricane Katrina reached a high of 1.28x book value and averaged 0.91x book value. From August 29, 2005, the date on which Hurricane Katrina made its second landfall, to March 9, 2007, PXRE traded at an average of approximately 65% of book value.

Historical Financial Performance

KBW reviewed with the special committee PXRE’s historical financial performance for the five year period ending in 2006. KBW noted PXRE’s positive results in 2002 and 2003, and the unfavorable results in 2004 due to major catastrophe events related to hurricanes, and in 2005 due to hurricanes Katrina, Rita and Wilma.

Review of Argonaut

Historical Financial Performance

KBW reviewed Argonaut’s historical financial statements for the years ended December 31, 2002 through 2006. KBW also reviewed with the special committee and the PXRE board of directors, Argonaut’s quarterly premium growth and underwriting results since the first quarter of 2000, the quarter during which Mark Watson was named President & Chief Executive Officer of Argonaut. The appointment of Mark Watson as Argonaut’s President & Chief Executive Officer is important as he has successfully pursued a diversification strategy for Argonaut, transforming it from a monoline workers’ compensation insurer into a leading specialist underwriter.

Historical Stock Trading Analysis

KBW reviewed the historical daily trading prices and volumes for the shares of Argonaut’s common stock for the period from January 25, 2000, the date Mark Watson was named Argonaut’s President & Chief Executive Officer, through March 9, 2007. KBW’s analysis showed the following concerning the historical prices for Argonaut:

Argonaut

Prior day price (3/9/07)	$34.17
Trading period high (2/8/07)	$37.30
Trading period low (4/11/03)	$7.70

Historical Price to Book Value Ratio Analysis

KBW reviewed the historical price to book ratio for the shares of Argonaut’s common stock for the period from September 12, 2001 through March 9, 2006. KBW chose this date range because it believes that valuation levels for specialty property and casualty insurance companies changed after the events of September 11, 2001. KBW’s analysis showed the following prices relative to book value for Argonaut:

Argonaut

Median P/BV ratio since 9/11/01	0.96x
Median P/BV ratio for last twelve months	1.35x
P/BV ratio as of 3/9/07	1.42x

Selected Companies Analysis

Using publicly available information, KBW compared the financial performance, financial condition and market valuation of Argonaut to those of a group of specialty companies. These companies were selected based on KBW’s professional judgment considering characteristics such as the type of insurance written, historical and prospective operating performance, and market capitalization. None of the selected companies are directly comparable to Argonaut, and therefore, the results of the selected companies analysis and regression analysis are primarily financial calculations rather than detailed analyses of the differences in operating characteristics and business mixes of the various companies. Appropriate use of the data includes qualitative judgments concerning, among other things, differences among the companies.

Companies included in this group of specialty companies were:

•	W.R. Berkeley Corporation;
•	Markel Corporation;
•	HCC Insurance Holdings, Inc.;
•	Philadelphia Consolidated Holdings Corporation;
•	RLI Corp.;
•	United America Indemnity, Ltd.;

•	Navigators Group, Inc.;
•	Tower Group, Inc.; and
•	James River Group Inc.

Among other statistics, KBW’s analysis showed the following concerning Argonaut’s financial performance and financial condition:

		Group
	Argonaut	Median

2006 to 2007 estimated earnings per share growth	10.3%	4.8%
2007 estimated return on average equity (excluding AOCI(1))	11.7%	16.2%
2008 estimated return on average equity (excluding AOCI(1))	11.3%	15.3%

(1)	Accumulated other comprehensive income.

KBW’s analysis showed the following concerning Argonaut’s market valuation:

			Group
	Argonaut		Median

Stock price to GAAP book value per share (excluding AOCI(1))	1.42	x	2.03x
Stock price to 2007 estimated earnings per share	11.4	x	11.8x
Stock price to 2008 estimated earnings per share	10.5	x	10.5x

(1)	Accumulated other comprehensive income.

KBW also performed a regression analysis comparing the 2007 estimated return on equity for the comparable companies to the price to book value per share multiple excluding AOCI. This analysis indicated that, based on Argonaut’s estimated return on equity of 11.7% for 2007, the implied price to book value ratio for Argonaut was 1.41x.

Pro Forma Transaction Analysis

KBW conducted a review of the relative historical stock prices of both PXRE and Argonaut, public market valuations of selected companies, a pro forma earnings analysis and peer regression analysis. KBW calculated a mathematically implied trading value for the pro forma resulting company using the regression analysis of price-to-book value ratio and estimated pro forma 2008 return on average equity, based on the projected pro forma earnings of the resulting company, excluding transaction-related expenses and before purchase accounting adjustments. KBW’s analyses were based on information provided by PXRE, including unaudited, non-public GAAP financial statements for the year ended December 31, 2006, detailed long-term financial forecasts prepared by the managements of PXRE and Argonaut, and actuarial reviews of PXRE and Argonaut completed by third parties. KBW’s analysis also relied on audited GAAP financial statements of Argonaut for the year ended December 31, 2006, as found in Argonaut’s 2006 10-K, and financial forecasts prepared by Argonaut’s management and supplied by Argonaut.

Historical Stock Trading Analysis and Relative Stock Price Ratio

KBW reviewed the historical trading prices for PXRE common shares for the period from September 11, 2001 to March 12, 2007 and for the period from August 1, 2005 (shortly prior to the landfall of Hurricane Katrina) to March 12, 2007 and for shares of Argonaut common stock for the period from January 25, 2000 to March 12, 2007 (January 25, 2000 represents the date on which Mark Watson was appointed CEO of Argonaut). KBW also analyzed the historical trading ratio of the respective common stock of PXRE and Argonaut for various periods during the period from February 17, 2006 to March 12, 2007 as set forth in the table below, and compared it to the preliminary exchange ratio of 6.4672 PXRE common shares for each share of Argonaut common stock to be paid pursuant to the merger agreement:

Relevant Period	Stock Price Ratio

Current (as of March 12, 2007)	7.5765x
12-month average	8.1132x
Merger Agreement Preliminary Exchange Ratio	6.4672x

Accretion/Dilution Analysis

Using publicly available information and information provided by management of PXRE and Argonaut, KBW derived the pro forma financial projections for the resulting company incorporating financial information provided by management of each of PXRE and Argonaut, and including certain assumptions provided by members of PXRE management. KBW compared the pro forma per share earnings of the resulting company for 2008 and the pro forma book value per share estimated as of December 31, 2007 to the per share data for the same periods estimated for PXRE and Argonaut on a stand-alone basis. The results of the analysis are as follows:

	Accretion/Dilution	Accretion/Dilution
Factor	to PXRE Shareholders	to Argonaut Shareholders

12/31/07 BVPS	−25.5%	7.6%
2008E EPS	NM (1)	29.8%

(1)	PXRE is projected to generate negative earnings in 2007 and 2008; therefore, the accretion/dilution analysis is not meaningful on an earnings basis.

Mathematically Implied Trading Value for the Pro Forma Resulting Company

Using publicly available information and information provided by management of PXRE and Argonaut, KBW derived the pro forma financial projections for the resulting company incorporating financial information provided by management of each of PXRE and Argonaut, and including certain assumptions provided by members of PXRE management. KBW determined that the merger would result in a pro forma return on equity for the resulting company, excluding transaction-related expenses and before purchase accounting adjustments, of 9.8% in 2007 and 13.8% in 2008, compared to 11.7% and 11.3%, currently projected for Argonaut on a stand-alone basis for 2007 and 2008, respectively, based on consensus analyst earnings estimates.

KBW compared the projected financial performance of the pro forma resulting company to those of a group of specialty companies and diversified reinsurance companies. These companies were selected based on KBW’s professional judgment considering characteristics such as the type of insurance written, historical and prospective operating performance, and market capitalization. KBW considered the diversified reinsurance companies based on the assumption that a portion of the business of the pro forma company will be constituted by reinsurance, including property catastrophe reinsurance. None of the selected companies are directly comparable to Argonaut, and therefore, the results of the selected companies analysis and regression analysis are primarily financial calculations rather than detailed analyses of the differences in operating characteristics and business mixes of the various companies. Appropriate use of the data includes qualitative judgments concerning, among other things, differences among the companies.

Companies included in the group of specialty companies and Bermuda reinsurance companies, respectively, were:

Specialty Insurance Companies

•	W.R. Berkeley Corporation
•	Markel Corporation
•	HCC Insurance Holdings, Inc.
•	Philadelphia Consolidated Holdings Corporation
•	RLI Corp.
•	United America Indemnity, Ltd.
•	Navigators Group, Inc.
•	Tower Group, Inc.
•	James River Group, Inc.

Diversified Reinsurance Companies

•	ACE Limited
•	XL Capital Ltd
•	Everest Re Group, Ltd.
•	AXIS Capital Holdings Limited
•	Arch Capital Group Ltd.
•	PartnerRe Ltd.
•	Allied World Assurance Company
•	Aspen Insurance Holdings Limited
•	Odyssey Re Holdings Corp.
•	Max Re Ltd.

KBW performed a regression analysis comparing the 2008 estimated return on average equity for the selected specialty companies and the diversified reinsurance companies to their respective price-to-book value ratios (excluding AOCI). This analysis indicated that based on the pro forma resulting company’s estimated return on average equity for 2008 of 13.8%, the calculated price to book value ratio for the pro forma resulting company according to the regression analyses would be as follows:

Implied P/BV Ratio — Specialty Companies	1.90x
Implied P/BV Ratio — Diversified Reinsurance Companies	1.31x

KBW also compared the median ratios of price-to-book value and price-to-2008 earnings for the group of specialty companies and the group of diversified reinsurance companies, and mathematically derived a range of implied trading values for the pro forma resulting company, based on relevant projected per share values. The mathematically derived range of trading values with the values implied by the diversified reinsurance companies representing the low end of the range and the values implied by the specialty companies representing the high end of the range, are as follows:

					Median
	Regression		Median		P/2008E
	Analysis		P/BV Ratio		EPS Ratio

Implied Ratio — Low	1.31	x(1)	1.33	x	7.5	x
Implied Ratio — High	1.90	x(1)	2.03	x	10.5	x
Implied Value per Share — Low	$5.41		$5.52		$5.26
Implied Value per Share — High	$7.86		$8.42		$7.37

(1)	Represents the P/BV Ratio calculated based on the aforementioned regression analyses.

PXRE Estimate of Company Value in Runoff

KBW reviewed the runoff analysis prepared by management, and analyzed three scenarios, which included a base case, an upside case and a downside case. In connection therewith, KBW made and confirmed with management certain assumptions in the runoff valuation analysis:

Global Assumptions

In all scenarios, KBW made the following assumptions: (i) PXRE remains independent and continues not to write new policies and is placed into runoff as of January 1, 2007; (ii) the initial liquidation dividend is paid after the conversion of the convertible preferred shares (assumed to convert on March 31, 2008); (iii) as determined by current regulatory requirements, the maximum allowable dividend from PXRE’s operating subsidiaries is paid to PXRE and thereafter dividended to shareholders on March 31 each year; (iv) per current management projections, based on a review by an independent third-party actuarial firm, the payout pattern on existing reserves is as follows: 48% paid in 2007 and 18%, 9%, 8% and 17% paid in 2008, 2009, 2010 and 2011, respectively; and (v) the terminal dividend to shareholders consists of remaining book value as of the payment date in each respective scenario, paid at 1.00x book value.

Base Case Assumptions

Claims develop and losses are paid per the current expected actuarial results. PXRE’s terminal dividend to shareholders is paid on December 31, 2010.

Upside Case Assumptions

PXRE benefits from an estimated 5.8% reserve redundancy realized as of December 31, 2008 per the estimated actuarial range, according to management, as of December 31, 2006. PXRE’s terminal dividend to shareholders is paid on December 31, 2009.

Downside Case Assumptions

PXRE is affected by an 8.8% reserve deficiency as per the estimated actuarial reserve range, according to management, as of December 31, 2006 and recognized as of December 31, 2008. Additionally, management has estimated an additional requirement for $51 million in reserves related to the 2005 hurricanes, recognized as of December 31, 2008, as per the ground up reserve analysis as presented in PXRE’s 2006 10-K. The terminal dividend to shareholders is paid on December 31, 2011.

The runoff analysis was based on several assumptions that may differ materially from actual results. Realization of the runoff value was highly dependent on the payment of liquidating dividends, for which the timing and availability may be subject to a number of factors beyond PXRE’s control. The table below sets forth the illustrative present value of runoff values on an aggregate and per share basis assuming 13% and 17% discount rates under various operating scenarios. KBW selected this range based on a calculation of the weighted average cost of equity estimated for PXRE, which KBW calculated to be 14.7%. 13% represents the low end of the selected range of discount rates and 17% represents the high end of the selected range of discount rates.

		Present Value in	Present Value Per
Runoff Scenario	Discount Rate	Aggregate	Diluted Share

Base case scenario	13%	$328.2	$4.23
Upside case scenario	13%	$367.0	$4.73
Downside case scenario	13%	$249.2	$3.22
Base case scenario	17%	$301.0	$3.88
Upside case scenario	17%	$338.7	$4.37
Downside case scenario	17%	$229.2	$2.96

Source:  PXRE.

Other Factors Considered

KBW explored comparable company and comparable transactions analyses in its review of the merger. Given the facts that PXRE (i) has not written any new business since January 1, 2006; (ii) continues not to write any new business due to the absence of financial strength ratings from any credit rating service; and (iii) is expected to continue to generate GAAP net losses for the foreseeable future, PXRE, on a stand-alone basis, does not have prospects to generate positive returns on average common equity. Furthermore, there has not been an acquisition of 100% of a Bermuda-domiciled publicly traded insurance company since 1999, nor are there relevant transaction precedents in which a recently active reinsurer entered into a transaction to leverage its platform to reengage in underwriting operations. Accordingly, KBW believes that neither a comparable companies analysis of PXRE nor a comparable transactions analysis is relevant for assessing the fairness of the consideration paid in the merger.

Miscellaneous

KBW also made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the foregoing analyses. KBW reviewed the foregoing analyses for purposes of providing its opinion to the special committee as to the fairness from a financial point of view to PXRE of the consideration paid in the merger, after giving effect to the transactions contemplated by the voting agreement, to the holders of PXRE common shares (other than the PXRE common shareholders party to the voting agreement). These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of PXRE, KBW or any other person assumes responsibility if future results are materially different from those forecast.

The preliminary exchange ratio specified in the merger agreement was determined through arm’s-length negotiations between the special committee and Argonaut and was approved by the PXRE board of directors based upon the recommendation of the special committee. KBW provided advice to the special committee during these negotiations. KBW did not, however, recommend any specific investment amount, conversion price per PXRE convertible preferred share or exchange ratio to the special committee or the full board of directors of PXRE or that any specific investment amount, conversion price per convertible preferred share or exchange ratio constituted the only appropriate investment amount, conversion price per convertible preferred share or exchange ratio for the transaction.

As described above, KBW’s opinion to the special committee was one of many factors taken into consideration by the special committee and the PXRE board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed and reviewed by KBW in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of KBW attached as Annex E to this joint proxy statement/prospectus.

The special committee selected KBW to render a fairness opinion because KBW is an internationally recognized investment banking firm with substantial experience in transactions similar to the merger. KBW and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as valuations for corporate and other purposes.

KBW acted as financial advisor to the special committee in connection with the merger and will receive a fee from PXRE for its services upon completion of the merger pursuant to a letter agreement dated as of December 15, 2006, between KBW and the special committee, which superseded a letter agreement dated August 8, 2006 between KBW and PXRE. Pursuant to this letter agreement, PXRE has paid KBW for its services a fee upon delivery of its opinion. The opinion fee is not contingent upon the completion of the merger. In addition, PXRE has agreed to indemnify KBW for certain liabilities arising out of its engagement. PXRE has also agreed to reimburse KBW for its reasonable expenses, including attorneys’ fees and disbursements. KBW has, in the past, provided financing services to PXRE and/or its affiliates and may continue to do so and has received, and may continue to receive, fees for the rendering of such services.

In addition, KBW may actively trade PXRE common shares and other securities of PXRE, as well as Argonaut common stock and other securities of Argonaut, for its own account and for the accounts of its customers and, accordingly, KBW may at any time hold a long or short position in such securities.

Opinion of Argonaut’s Financial Advisor

Overview

Bear Stearns commenced work in November 2006 as Argonaut’s financial advisor with respect to, among other things, a possible business combination between Argonaut and PXRE and entered into an engagement letter dated March 6, 2007 with respect to such a possible business combination. In selecting Bear Stearns, Argonaut’s board of directors considered, among other things, the fact that Bear Stearns is an internationally recognized investment banking firm with substantial experience advising companies in the insurance industry as well as substantial experience providing strategic advisory services. Bear Stearns, as part of its investment banking business, is continuously engaged in the evaluation of businesses and their debt and equity securities in connection with mergers and acquisitions, underwritings, private placements and other securities offerings, senior credit financings, valuations and general corporate advisory services.

At the March 14, 2007 meeting of Argonaut’s board of directors, Bear Stearns delivered to the board its oral opinion, which was subsequently confirmed in writing, that as of March 14, 2007, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the exchange ratio was fair, from a financial point of view, to the shareholders of Argonaut.

The full text of Bear Stearns’ written opinion to the Argonaut board is attached as Annex F to this joint proxy statement/prospectus and is incorporated by reference. The following summary is qualified in its entirety by reference to the full text of the opinion, and you should read the opinion carefully and in its entirety. The opinion sets forth the assumptions made, some of the matters considered, qualifications to and limitations of the review undertaken by Bear Stearns. Bear Stearns’ opinion is subject to the assumptions and conditions contained therein and is necessarily based on economic, market and other conditions and the information made available to Bear Stearns as of the date of the Bear Stearns’ opinion, and Bear Stearns assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion.

In reading the discussion of the fairness opinion set forth below, you should be aware that Bear Stearns’ opinion:

•	was provided to Argonaut’s board of directors for its benefit and use;

•	did not constitute a recommendation to the board of directors of Argonaut or any holders of Argonaut’s common stock as to how to vote in connection with the merger or otherwise; and

•	did not address Argonaut’s underlying business decision to pursue the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for Argonaut, the special cash dividend or the effects of any other transaction in which Argonaut might engage.

Argonaut did not provide specific instructions to, or place any limitations on, Bear Stearns with respect to the procedures to be followed or factors to be considered in performing its analyses or providing its opinion.

In connection with rendering its opinion, Bear Stearns:

•	reviewed drafts of the merger agreement and the voting agreement, each dated March 14, 2007;

•	reviewed Argonaut’s annual reports to shareholders and annual reports on Form 10-K for the years ended December 31, 2004, 2005 and 2006 and its current reports on Form 8-K filed since December 31, 2006;

•	reviewed PXRE’s annual reports to shareholders and annual reports on Form 10-K for the years ended December 31, 2003, 2004 and 2005, a draft of its Form 10-K for the year ended December 31, 2006, its quarterly reports on Form 10-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006, a draft of its financial statements for the year ended December 31, 2006 and its current reports on Form 8-K filed since December 31, 2005;

•	reviewed certain operating, financial and actuarial information relating to Argonaut’s business and prospects, including projections for the four years ended December 31, 2010 (the “Argonaut stand-alone projections”), all as prepared and provided to Bear Stearns by Argonaut’s management;

•	reviewed certain operating, financial and actuarial information relating to PXRE’s business and prospects, including projections for the four years ended December 31, 2010 and certain actuarial projections for the 24 years ended December 31, 2030 (together, the “PXRE stand-alone projections”), all as prepared and provided to Bear Stearns by PXRE’s management;

•	reviewed certain operating, financial and actuarial information relating to the business and prospects of Argo Group (Argonaut and PXRE on a combined basis after the merger), including projections, synergy estimates and other combination benefits for the four years ended December 31, 2010 and certain actuarial projections for the 24 years ended December 31, 2030 (the “Argo Group combined projections” and, together with the Argonaut stand-alone projections and the PXRE stand-alone projections, the “projections”), all as prepared and provided to Bear Stearns by Argonaut’s management;

•	met with certain members of Argonaut’s senior management to discuss Argonaut’s and PXRE’s respective businesses, operations, historical and projected financial results and future prospects;

•	met with certain members of PXRE’s senior management to discuss PXRE’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volumes of the shares of Argonaut common stock and PXRE common shares;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to Argonaut and PXRE;

•	performed various discounted cash flow analyses based on the projections furnished to Bear Stearns;

•	reviewed the terms of recent mergers and acquisitions involving companies which Bear Stearns deemed generally comparable to PXRE;

•	reviewed the pro forma financial results, financial condition and capitalization of Argo Group, giving effect to the merger; and

•	conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

In preparing its opinion, Bear Stearns:

•	relied upon and assumed, without independent verification, the accuracy and completeness of the financial, actuarial and other information provided to or discussed with Bear Stearns by Argonaut and PXRE or obtained by Bear Stearns from public sources, including, without limitation, the projections referred to above;

•	with respect to the projections, relied on representations that the projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Argonaut and/or PXRE, as the case may be, as to the expected future performance of Argo Group, Argonaut and PXRE; and

•	did not assume any responsibility for the independent verification of any such information, including, without limitation, the projections, and further relied upon the assurances of the senior management of Argonaut and/or PXRE, as the case may be, that they were unaware of any facts that would have made the information and the projections incomplete or misleading.

In arriving at its opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of Argonaut and PXRE, nor was Bear Stearns furnished with any such appraisals. Bear Stearns is not an actuarial firm and its services did not include any actuarial determination or evaluation by Bear Stearns or any attempt to evaluate actuarial assumptions. Bear Stearns relied on Argonaut’s and PXRE’s actuaries with respect to the adequacy of reserves for Argonaut’s and PXRE’s insurance liabilities.

Bear Stearns assumed that (i) except as otherwise required by Section 367 of the Code, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; (ii) Argonaut, PXRE and PXMS should not recognize any gain or loss for U.S. federal income tax purposes solely as a result of the merger pursuant to Sections 367 and 368 of the Code; (iii) the merger should not cause PXRE or any of its affiliates to be treated as a domestic corporation under Section 7874(b) of the Code; (iv) the accounting treatment of the merger pursuant to U.S. generally accepted accounting principles will not require the accrual of any liability for income taxes pursuant to the Financial Accounting Standards Board Interpretation No. 48; and (v) certain class action investor lawsuits and other litigation in which PXRE and/or its affiliates are currently defendants will not have a material adverse effect on PXRE’s business, financial condition and future prospects. Bear Stearns further assumed that the merger will be completed in a timely manner and in accordance with the terms of the merger agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on Argo Group, Argonaut or PXRE.

Bear Stearns did not express any opinion as to the price or range of prices at which the shares of common stock of Argonaut and PXRE may trade subsequent to the announcement of the merger or the price or range of prices at which the shares of common stock of Argo Group may trade subsequent to completion of the merger.

Consistent with applicable legal and regulatory requirements, Bear Stearns has adopted policies and procedures to establish and maintain the independence of Bear Stearns’ research departments and personnel. As a result, Bear Stearns’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Argo Group, Argonaut, PXRE, the merger and other participants in the transaction that differ from the views of Bear Stearns’ investment banking personnel.

In the ordinary course of business, Bear Stearns and its affiliates may actively trade, for its own account and for the accounts of its customers, equity and debt securities, bank debt and/or other financial instruments issued by Argonaut and/or PXRE and their respective affiliates, as well as derivatives thereof, and accordingly, may at any time hold long or short positions in such securities, bank debt, financial instruments and derivatives.

Summary of Bear Stearns’ Analyses

The following is a summary of the principal financial and valuation analyses performed by Bear Stearns and presented to Argonaut’s board of directors in connection with rendering its fairness opinion. The following summary, however, does not purport to be a complete description of the financial and valuation analyses performed by Bear Stearns, and the order of analyses described does not represent the relative importance or weight given to the analyses performed by Bear Stearns.

Some of the financial and valuation analyses summarized below include summary data and information presented in tabular format. In order to understand fully the financial and valuation analyses, the summary data and tables must be read together with the full text of the analyses. Considering the summary data and tables alone could create a misleading or incomplete view of Bear Stearns’ financial analyses.

Transaction Valuation Overview

Bear Stearns reviewed the implied transaction prices for each common share of PXRE, based on the negotiated exchange ratio of 6.4672x, the one time pre-closing special cash dividend of $60 million to be paid to Argonaut’s shareholders and Argonaut’s actual spot stock price as of March 13, 2007 and Argonaut’s 10-day volume-weighted average stock price as of March 13, 2007. Bear Stearns further calculated the implied premium in relation to a range of PXRE’s stock prices that were based on (i) the closing, 10- and 20-day volume-weighted average stock prices as of March 13, 2007 and (ii) the high and low closing stock prices for the one year period ending March 13, 2007. Bear Stearns also calculated the implied price/book value valuation multiples for PXRE with respect to the merger.

Transaction Valuation, Implied Premia and Implied Multiples

		Transaction Valuation Implied
		by Argonaut’s Stock Price
	PXRE	Spot Price		10-Day VWAP
	Data	@ 3/13/2007		@ 3/13/2007

Value of Merger Consideration Being Offered to PXRE Shareholders		$4.95		$5.04
Premium/(Discount) to:
Closing Price on 3/13/2007	$4.47	10.7%		12.7%
10-Day Volume-Weighted Average	4.54	8.9		10.9
20-Day Volume-Weighted Average	4.56	8.6		10.5
52-Week High Price	4.94	0.1		1.9
52-Week Low Price	3.17	56.0		58.9
Price/Book Value Multiple (Book Value as of 12/31/2006)	$6.08	0.81	x	0.83	x

PXRE Sum-of-the-Parts Valuation Analysis

Bear Stearns analyzed the value of PXRE using a sum-of-the-parts valuation approach as described below. For purposes of Bear Stearns’ review and analyses, Bear Stearns utilized, among other things, the PXRE stand-alone projections and the Argo Group combined projections. Bear Stearns’ sum-of-the-parts valuation analysis was based on the following four components: (i) the runoff value of PXRE’s existing book of business; (ii) new PXRE business expected to be facilitated by the merger; (iii) tax efficiencies expected to be generated by the merger and (iv) cost synergies expected to be realized from the merger, net of cost to achieve such synergies and certain transaction-related expenses. Each of these components was analyzed assuming completion of the merger between Argonaut and PXRE.

Based on the sum-of-the-parts analysis as described below, Bear Stearns calculated the total sum-of-the-parts valuation of PXRE to be $640.6 to $774.6 million, or $7.84 to $9.49 per PXRE common share. Bear Stearns noted that such sum-of-the-parts valuation compared favorably to the merger consideration being offered by Argonaut to PXRE’s shareholders (i.e., $4.95-$5.04 as described above).

•	Runoff Value of PXRE’s Existing Book of Business Assuming Completion of the Merger Between Argonaut and PXRE: The cash flows associated with the runoff of PXRE’s existing book of business are composed of earnings (i) that are expected to be generated from investment income earned on existing loss reserves less associated expenses and (ii) the releases of excess capital supporting these loss reserves as such reserves are paid down, including an assumed initial release of capital of $275.0 million sufficient to bring the ratio of minimum loss reserves/total shareholders’ equity to 3 to 1. This analysis was performed for the years ended December 31, 2007 to 2030, the year in which all of PXRE’s current loss reserves are projected to be fully paid down. These cash flows were discounted to present value using a cost of equity ranging from 12.0% to 15.0%. This cost of equity range was based on several assumptions regarding factors such as the inherent business risk of PXRE and the resulting equity beta (determined after reviewing the historical and projected betas of PXRE and certain comparable companies in the reinsurance industry) and PXRE’s prospective capital structure. Based on the foregoing, Bear Stearns calculated an implied value of the runoff of PXRE’s existing book of business of $502.2 million to $528.8 million, or $6.15 to $6.48 per PXRE common share.

•	New PXRE Business Facilitated By the Merger: Bear Stearns evaluated the new earning streams that are expected to be facilitated by the merger and generated by PXRE. Such earning streams were projected by Argonaut’s management for the years ended December 31, 2007 to 2010. In order to calculate a terminal value of such business, Bear Stearns applied terminal value multiples ranging from 6.5x to 7.5x to the estimated 2010 GAAP earnings and 1.15x to 1.25x to estimated December 31, 2010 GAAP book value. Bear Stearns chose these terminal value multiples based on: (i) a review of trading data for comparable reinsurance public companies (as outlined below) and (ii) Bear Stearns’ overall experience in valuing insurance companies. The earning streams and terminal value were discounted to present value using a cost of equity ranging from 12.0% to 15.0%. This cost of equity range was based on several assumptions regarding factors such as the inherent business risk of PXRE and the resulting equity beta (determined after reviewing the historical and projected betas of PXRE and certain comparable companies in the reinsurance industry) and PXRE’s prospective capital structure. Based on the foregoing, Bear Stearns calculated an implied value of the new business to be facilitated by the merger of $16.6 to $79.6 million, or $0.20 to $0.97 per PXRE common share. The following publicly traded reinsurance comparable companies were used in the analysis of PXRE:

•	RenaissanceRe Holdings
•	Aspen Insurance Holdings Limited
•	Montpelier Re Holdings Ltd.
•	IPC Holdings Ltd.
•	ACE Limited
•	XL Capital Ltd.
•	Everest Re Group Ltd.
•	AXIS Capital Holdings Limited
•	Arch Capital Group Ltd.
•	PartnerRe Ltd.

•	Endurance Specialty Holdings Ltd.
•	Platinum Underwriters Holdings Ltd.

Bear Stearns calculated the following trading multiples for the above comparable companies:

Selected Comparable Public Companies
Trading Multiples — Reinsurance Companies

					Stock Price/
	Stock Price/				Book Value
	2007E EPS		2008E EPS		Ratio

High	8.3	x	8.1	x	1.50	x
Mean	7.2		7.0		1.27
Median	7.2		7.1		1.23
Low	6.3		6.1		1.04

•	Tax Efficiencies Generated From the Merger: Bear Stearns evaluated the stream of incremental earnings associated with certain tax efficiencies expected to be generated from the merger. Such incremental earnings were projected to be a result of Argonaut’s ceding some of its gross written premium to Peleus Re. Bear Stearns calculated a terminal value based on multiples ranging from 8.0x to 10.0x PXRE’s estimated tax synergies expected to be achieved in 2010. Bear Stearns chose these terminal values based on multiples based on (i) the implied perpetual growth rates of cash available to equity holders derived from such multiples; (ii) Bear Stearns’ review of trading data for comparable public reinsurance companies (as detailed above) and public excess and surplus insurance companies (as detailed below); and (iii) Bear Stearns’ overall experience in valuing insurance companies. The earning streams and terminal values were discounted to present value using a cost of equity ranging from 12.0% to 15.0%. This cost of equity range was based on several assumptions regarding factors such as the inherent business risk of PXRE and Argonaut and the resulting equity beta (for PXRE determined after reviewing the historical and projected betas of PXRE and certain comparable companies in the reinsurance industry and for Argonaut determined after reviewing its historical and projected beta) and PXRE’s and Argonaut’s prospective capital structures. Based on the foregoing, Bear Stearns calculated an implied value of the identified tax synergies from the merger of $105.1 million to $139.3 million, or $1.29 to $1.71 per PXRE common share.

The following publicly traded excess and surplus insurance comparable companies were used in the analysis of Argonaut:

•	W. R. Berkley Corporation
•	Philadelphia Consolidated Holding Corp.
•	RLI Corp.
•	United America Indemnity, Ltd.
•	Markel Corporation
•	HCC Insurance Holdings, Inc.
•	The Midland Company
•	Tower Group, Inc.
•	James River Group, Inc.

Bear Stearns calculated the following trading multiples for the above comparable companies:

Selected Comparable Public Companies
Trading Multiples — Excess and Surplus Companies

	Stock Price/				Stock Price/
	2007E EPS		2008E EPS		Book Value Ratio

High	15.0	x	15.0	x	3.57	x
Mean	11.9		11.3		2.03
Median	12.5		10.9		1.88
Low	8.9		8.6		1.17

•	Cost Synergies, Net of Cost to Achieve Such Synergies and Certain Transaction-Related Expenses: Bear Stearns evaluated the stream of cash flows associated with cost synergies expected to be realized from the merger based on estimates prepared by Argonaut’s management. Bear Stearns valued these cash flows as a perpetuity using a cost of equity ranging from 12.0% to 15.0%. This cost of equity range was based on several assumptions regarding factors such as the inherent business risk of PXRE and Argonaut and the resulting equity beta (for PXRE determined after reviewing the historical and projected betas of PXRE and certain comparable companies in the reinsurance industry and for Argonaut determined after reviewing its historical and projected beta) and PXRE’s and Argonaut’s prospective capital structures. Bear Stearns also evaluated Argonaut’s management estimates of the cost to achieve such synergies and certain transaction-related expenses. Based on the foregoing, Bear Stearns calculated an implied value of the identified cost synergies from the merger, net of cost to achieve and certain transaction-related expenses, of $35.3 million to $45.6 million, or $0.20 to $0.33 per PXRE common share.

Selected Precedent Merger and Acquisition Transactions Analysis

Bear Stearns reviewed and analyzed selected precedent merger and acquisition transactions involving property and casualty reinsurance companies since January 1999. Given that PXRE is presently in a runoff mode and the scarcity of relevant precedent transactions data available, Bear Stearns did not rely on this methodology in valuing PXRE.

Pro Forma Accretion/Dilution Analysis

Bear Stearns analyzed the potential pro forma accretion or dilution of the merger on Argonaut’s estimated earnings per share for 2007 through 2010 and on book value per share for 2007 through 2010. Bear Stearns noted that the merger would be dilutive to Argonaut’s earnings per share for year 2007, neutral to Argonaut’s earnings per share for 2008 and accretive to Argonaut’s earnings per share in each of the next two years and accretive to Argonaut’s book value per share in each year during the 2007 to 2010 period.

Other Considerations

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial and valuation analyses and the application of those methods to the particular circumstances involved. Such an opinion is therefore not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analysis as a whole, would in the view of Bear Stearns create an incomplete and misleading picture of the processes underlying the analyses considered in rendering the Bear Stearns opinion. Bear Stearns based its analysis on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. Bear Stearns did not form a view as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion. In arriving at its opinion, Bear Stearns considered the results of all its analyses and did not attribute any particular weight to any one analysis or factor, except that Bear Stearns did not rely on its analysis of selected precedent merger and acquisition transactions for the reasons set forth above. Bear Stearns arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analyses performed by Bear Stearns in connection with its opinion operated collectively to support its determination as to the fairness of the exchange ratio, except its analysis of selected precedent merger and acquisition transactions as noted above.

The analyses performed by Bear Stearns, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. None of the public companies used in the comparable company analyses described above are identical to Argonaut or PXRE, and none of the precedent mergers and acquisitions transactions used in the precedent mergers and acquisitions transactions analysis described above are identical to the merger. Accordingly, an analysis of publicly traded comparable companies and precedent mergers and acquisitions transactions is not mathematical; rather it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and precedent mergers and acquisitions transactions and other factors that could affect the value of Argonaut, PXRE and the public trading values of the companies and precedent mergers and acquisitions transactions to which they are compared. The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

The Bear Stearns opinion was just one of the many factors taken into consideration by Argonaut’s board of directors. Consequently, Bear Stearns’ analysis should not be viewed as determinative of the decision of Argonaut’s board of directors with respect to the fairness of the exchange ratio.

Pursuant to the terms of Bear Stearns’ engagement letter, Argonaut has agreed to pay Bear Stearns (i) a cash fee of $400,000 payable upon the formation of Peleus Re; (ii) a cash fee of $1,250,000 payable upon the earlier of the rendering by Bear Stearns of the fairness opinion or the execution of a definitive acquisition transaction agreement; and (iii) a cash fee equal to $5,000,000 (less any fees paid pursuant to clauses (i) and (ii)) payable upon the completion of the merger. In addition, Argonaut has agreed to reimburse Bear Stearns for certain expenses and to indemnify Bear Stearns against certain liabilities arising out of Bear Stearns’ engagement. Bear Stearns has been previously engaged by Argonaut to provide investment banking and other services on matters unrelated to the transaction, for which Bear Stearns has received (or expects to receive) customary fees. Bear Stearns may also provide or otherwise assist Argonaut in obtaining financing for the special dividend for which it would expect to receive certain customary compensation. Bear Stearns may seek to provide Argo Group, Argonaut and/or PXRE and their respective affiliates certain investment banking and other services unrelated to the transaction in the future.

Argonaut’s Arrangements with Prior Financial Advisors

Pursuant to an engagement letter Argonaut entered into with Friedman, Billings, Ramsey & Co., Inc., which we refer to as Friedman Billings, Argonaut has agreed to pay Friedman Billings a cash fee of $600,000 payable upon completion of the merger.

Interests of PXRE Directors and Executive Officers in the Merger

Certain members of the PXRE board of directors and executive officers of PXRE, in their capacities as such, have certain interests in the merger that are in addition to or different from their interests as PXRE shareholders generally. PXRE’s board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby and to recommend that shareholders vote in favor of the transactions contemplated by the merger agreement. As a result of these interests, these directors and executive officers may be more likely to support and to vote to approve the merger agreement and the transactions contemplated thereby than if they did not have these interests. Shareholders should consider whether these interests may have influenced those directors and executive officers to support or recommend approval of the merger. As of the close of business on the record date for the PXRE special general meeting, PXRE’s directors and executive officers and their affiliates were entitled to vote approximately 341,000 shares of the then-outstanding PXRE common shares, 8,855,347 of the convertible common shares and 5,813.20 shares of the then-outstanding PXRE convertible preferred shares at the PXRE special general meeting which represented less than one percent, 100 percent and 100 percent, respectively, of the PXRE common shares, PXRE convertible common shares and PXRE convertible preferred shares outstanding and entitled to vote at the meeting. These interests are described below.

Arrangements with PXRE’s President and Chief Executive Officer

On March 14, 2007, PXRE and Mr. Radke entered into a letter agreement, which we refer to as the separation agreement, providing that Mr. Radke’s last day of employment and service as a director with PXRE, which we refer to as the separation date, will be the earliest of: (i) December 28, 2007; (ii) the date of the closing of the merger, or in the event such closing does not occur, the date of the closing of an alternative transaction; (iii) the date Mr. Radke terminates his employment under certain circumstances constituting “good reason”; or (iv) the date Mr. Radke’s employment is terminated by PXRE under certain circumstances constituting “cause.”

Provided that prior to the separation date, Mr. Radke does not terminate his employment with PXRE other than on account of “good reason” and PXRE does not terminate his employment for “cause,” he will be entitled to the following:

•	A lump sum severance payment of $1,687,634.46 payable on the first business day following the six-month anniversary of the separation date;

•	the full vesting on the separation date of his 56,138 unvested options (which have a weighted average exercise price of $19.88) and his 198,239 restricted shares (valued at $919,829 based on an estimated fair market value of $4.64 per share);

•	a lump sum payment of accrued and unused vacation, at $3,076.92 per day, payable by PXRE in cash on the separation date;

•	the cost of one year of medical, dental, disability and life insurance coverage to be obtained for himself and his eligible dependents, up to a maximum of $30,000, payable by PXRE in cash on the first business day following the six month anniversary of the separation date;

•	he will not be entitled to any annual bonus for 2006 or 2007;

•	$40,000 in cash in lieu of any obligation to permit him to continue to participate in any compensation, 401(k), retirement and other benefit plans, payable by PXRE on the first business day following the six-month anniversary of the separation date; and

•	reimbursement for reasonable legal fees he incurred in connection with the negotiation of the separation agreement, up to a maximum of $25,000, payable by PXRE upon execution of the separation agreement.

The employment agreement between PXRE and Mr. Radke dated as of June 23, 2005 provided for many of these severance benefits, but they originally were payable over 24 months.

Mr. Radke, on behalf of himself and Indica Consulting Ltd., which we call Indica, in which he owns a controlling interest and of which he is the chief executive and a director, agreed to continue to comply with covenants relating to the protection of PXRE’s ideas, non-competition with PXRE and non-solicitation of PXRE’s employees and customers for a period of twelve (12) months after the separation date. PXRE agreed that Mr. Radke may engage in Indica consulting activities provided that such engagement does not result in a breach of any of these obligations, except to the extent that PXRE consents to any such breach. He also agreed, on behalf of himself and Indica, to keep confidential all non-public information concerning PXRE, with customary exceptions, including as required by law or in connection with the enforcement of the separation agreement.

Mr. Radke will continue to be entitled to gross-up payments for excise taxes incurred under Sections 280G or 409A of the Code as a result of payments to him, as set forth in his employment agreement. He will also continue to be entitled to indemnification for any claims arising out of his services as a director or officer of PXRE. Except for these and other specified provisions, Mr. Radke’s employment agreement was terminated.

PXRE is currently negotiating a consulting agreement with Mr. Radke’s consulting company, Indica, which is expected to be effective upon the merger, upon terms and conditions to be mutually agreed upon. Mr. Radke owns a controlling interest in and is the chief executive officer and a director of Indica.

PXRE is currently negotiating a licensing arrangement with Indica, which is expected to be effective upon the merger, upon terms and conditions to be mutually agreed upon. The licensing agreement would provide for the licensing by PXRE to Indica of PXRE’s proprietary software for catastrophe risk modeling and management, which is called CRUCIBLE, and the use of the names “CRUCIBLE” and “Mid-Atlantic Risk Systems” or “MARS,” under which the CRUCIBLE software would be marketed by Indica.

Change of Control Provisions in Employment Agreements

PXRE Reinsurance Company, PXRE’s U.S.-based operating subsidiary, and Bruce J. Byrnes are parties to an employment agreement dated as of June 4, 2006. This employment agreement provides that, in the event of the occurrence of a change of control (which, as defined in the employment agreement, would include the merger), if Mr. Byrnes provides written notice of resignation within 60 days of the closing of the transaction that constituted such change of control, Mr. Byrnes will be entitled to:

•	a lump sum cash payment equal to 50% of his annualized base salary in effect on the termination date (as defined in Mr. Byrnes employment agreement) payable within ten business days of the termination date;

•	continued participation for Mr. Byrnes and his eligible dependents in the medical, dental, life and disability benefit programs for the one year period following the termination date on the same basis that such coverage has been provided to him prior to termination; provided, that PXRE may instead pay to him a lump sum amount which, after taxes, will enable him to purchase equivalent benefits for such one-year period;

•	all stock options, restricted shares and other equity grants held by Mr. Byrnes shall become non-forfeitable, and all restrictions on them shall lapse, as of the termination date and all stock options (and comparable instruments) shall become fully exercisable as of the termination date, and shall remain exercisable for the maximum period permitted in the circumstances under the terms of the applicable equity plan; and

•	if the severance payments made to Mr. Byrnes result in the imposition of an excise tax under Sections 4999 or 409A of the Code, then he will be entitled to receive an additional payment which we call a gross-up payment, prior to the date on which any excise tax is due (through withholding or otherwise) in an amount such that after payment by him of all income, excise, employment and other taxes on the gross-up payment (and any interest and penalties imposed with respect thereto) he would retain an amount of the gross-up payment equal to the excise tax imposed.

On March 13, 2007, the human resources committee of the board of directors of PXRE made a retention grant to Mr. Byrnes of $200,000 in cash payable at the closing of the merger. Upon completion of the merger, the 13,739 restricted shares held by Mr. Byrnes, valued at $63,749 based on an estimated fair market value of $4.64 per share, will vest.

PXRE and Mr. Myron are parties to an employment agreement dated as of December 27, 2005. This employment agreement provides that, in the event that Mr. Myron’s employment is terminated within twelve months after a change of control (which, as defined in the employment agreement, would include the merger) either (i) by PXRE other than for cause, permanent disability or death; or (ii) by PXRE giving notice of non-renewal to Mr. Myron under his employment agreement, Mr. Myron will be entitled to:

•	a cash payment equal to two times Mr. Myron’s annualized base salary of $364,000 in effect on the termination date;

•	a cash payment equal to his housing allowance of $10,000 per month (including a gross-up tax payment) provided pursuant to such named executive officer’s employment agreement for the one year period following such termination;

•	continued participation for Mr. Myron and his eligible dependents in PXRE’s benefit programs (e.g., qualified and non-qualified retirement, 401(k), Bermuda pension, deferred compensation, health, medical, life, disability or similar plans or benefits made available to senior executives) for the one year period following such termination of employment; provided, that PXRE may instead pay to Mr. Myron an amount which, after taxes, will enable Mr. Myron to purchase equivalent benefits for such one-year period;

•	all stock options, restricted shares and other equity grants held by Mr. Myron will become non-forfeitable, and all restrictions on them shall lapse, as of the termination date and options (and comparable instruments) shall become fully exercisable as of the termination date and shall remain exercisable for the maximum period permitted in the circumstances under the terms of the applicable equity plan: and

•	if the severance payments made to Mr. Myron result in the imposition of an excise tax under Sections 4999 or 409A of the Code, then he will be entitled to receive a gross-up payment prior to the date on which any excise tax is due (through withholding or otherwise) in an amount such that after payment by him of all income, excise, employment and other taxes on the gross-up payment (and any interest and penalties imposed with respect thereto) he would retain an amount of the gross-up payment equal to the excise tax imposed.

On March 13, 2007, the human resources committee of the board of directors of PXRE made a retention grant to Mr. Myron of $250,000 in cash payable on March 15, 2008. Upon completion of the merger, the 5,101 restricted shares held by Mr. Myron, valued at $23,669 based on an estimated fair value of $4.64 per share, will vest.

Continued Service on the Board of Directors of the Resulting Company

Jeffrey Radke, Wendy Luscombe, Gerald L. Radke, Craig A. Huff and Jonathan Kelly are expected to resign as members of the PXRE board of directors immediately following the merger. F. Sedgwick Browne, Mural R. Josephson and Bradley E. Cooper are expected to continue as members of the PXRE board of directors immediately following the merger if the board is increased to 12 members. Philip R. McLoughlin is expected to continue as a member of the PXRE board of directors immediately following the merger if the board is increased to 13 members, and otherwise he is expected to resign immediately following the merger. If, for any reason, any of the PXRE directors presently expected to continue as a member of the PXRE board is not able or willing to serve as a director following the merger (a situation which is not presently contemplated), one of the resigning directors would instead continue to serve as a director immediately following the merger. See “— PXRE’s Board of Directors and Management Following the Merger” beginning on page 112.

Vesting of PXRE Restricted Shares, and Options

The 2002 Officer Incentive Plan provides that all options and restricted shares thereunder shall immediately vest in the event of a change of control, as defined in such plan. The completion of the merger is considered a change of control under the plan, and therefore, all restricted shares and unvested options issued under such plan will become fully vested upon completion of the merger.

The Incentive Bonus Compensation Plan provides that upon a change of control (which term includes the completion of the merger), any restrictions upon restricted shares issued pursuant to such plan shall lapse. The Director Stock Plan provides that all options and restricted shares issued thereunder shall immediately vest in the event of a change of control, as defined in the plan. The approval by the PXRE shareholders of the issuance of PXRE common shares in connection with the merger is a change of control, and the plan was recently amended to provide that all options that were then out-of-the-money may be exercised for a period of 3 years after the resignation of any of the current directors.

As of the record date, there were approximately 90,213 shares underlying outstanding unvested options granted to directors and executive officers under PXRE’s equity incentive plans. As of the record date, there were approximately 237,921 restricted shares granted under PXRE equity incentive plans to directors and executive officers.

Reduction of Conversion Price of PXRE’s Convertible Preferred Shares

In April 2002, PXRE sold convertible preferred shares to Capital Z Partners, Ltd. and affiliates, Reservoir Capital Management L.L.C. and affiliates and RER Reinsurance Holdings, L.P., which we collectively refer to as the PXRE preferred shareholders. The PXRE preferred shareholders also hold PXRE convertible common shares and PXRE common shares. The PXRE preferred shareholders have a right to nominate four directors for election to the PXRE board of directors. Currently, there are three directors serving on the PXRE board of directors who were so nominated: Bradley E. Cooper and Jonathan Kelly, who are partners of Capital Z Partners, Ltd., and Craig A. Huff, who is President and co-founder of Reservoir Capital Group.

The terms of the PXRE convertible preferred shares provide the PXRE preferred shareholders with the ability to veto certain corporate actions by PXRE, including the merger with Argonaut. In addition, in the course of the merger negotiations between PXRE and Argonaut, Argonaut requested that PXRE have only one class of equity securities outstanding following the merger. The special committee conducted lengthy negotiations with the PXRE preferred shareholders in an effort to obtain the consent of the PXRE preferred shareholders to the merger and to provide for the conversion of the convertible preferred shares and convertible common shares into PXRE common shares. After taking into account the terms of the merger agreement, alternatives to the merger and the interests of the common shareholders of PXRE, the special committee recommended, and the PXRE board of directors approved, that PXRE enter into a voting agreement with Argonaut and the PXRE preferred shareholders. Pursuant to the voting agreement, the PXRE preferred shareholders consented to the merger and the convertible preferred shares will be converted into common shares of PXRE immediately prior to the merger at a reduced conversion price of $6.24. The reduction of the conversion price to $6.24 per share will result in dilution to PXRE common shareholders of approximately 5.0% more than what would have resulted from the conversion of the convertible preferred shares at $11.18 per share, the conversion price which otherwise would have been applicable as of March 31, 2007.

Mr. Cooper, a PXRE director who is a partner of Capital Z Partners, Ltd., one of the PXRE preferred shareholders, is expected to continue as a director of the resulting company after the merger.

A copy of the voting agreement is attached as Annex D to this joint proxy statement/prospectus. PXRE and Argonaut encourage you to read the voting agreement carefully.

Indemnification of PXRE Directors and Executive Officers and Directors’ and Officers’ Liability Insurance

The merger agreement provides for the continued indemnification of PXRE’s directors and officers for all claims occurring prior to the completion of the merger, the maintenance of directors’ and officers’ liability insurance for six years to cover any such claims (subject to certain cost limitations), and indemnification for any increase in the total state or federal income or excise tax liability resulting from the transactions contemplated by the merger.

Interests of Argonaut’s Directors and Executive Officers in the Merger

When considering the recommendations by the Argonaut board of directors, you should be aware that a number of Argonaut executive officers and directors have interests in the merger that are different from those of other Argonaut shareholders. These interests include:

•	becoming executive or senior officers of PXRE after the transaction (subject to receipt of Bermuda work permits as described in “Risk Factors — Risks Related to the Resulting Company’s Operations After the Completion of the Merger — Risks Related to Regulation” beginning on page 45);

•	appointment of nine Argonaut directors to the PXRE board of directors following the merger;

•	possible acceleration of the vesting of outstanding equity awards held by certain executive officers of Argonaut, as described in “The Merger — Effect of the Merger; Consideration to be Received in the Merger; Treatment of Options and Other Equity-Based Awards” beginning on page 80; and

•	the continued indemnification of Argonaut’s directors and officers for all claims occurring prior to the completion of the merger, the maintenance of directors’ and officers’ liability insurance for six years to cover any such claims (subject to certain cost limitations), and indemnification for any increase in the total state or federal income or excise tax liability resulting from the transactions contemplated by the merger (other than the vesting of certain restricted stock and the vesting and exercise of certain options).

Argonaut’s board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby and to recommend that shareholders vote in favor of the approval of the merger agreement. As a result of these interests, these directors and executive officers may be more likely to support and to vote to approve the merger agreement and the transactions contemplated thereby than if they did not have these interests. Shareholders should consider whether these interests may have influenced those directors and executive officers to support or recommend approval of the merger. As of the close of business on the record date for the Argonaut special meeting, Argonaut’s directors and executive officers and their affiliates were entitled to vote 3.7 percent of the then-outstanding shares of Argonaut common stock.

PXRE’s Board of Directors and Management Following the Merger

PXRE’s board of directors is currently comprised of 11 seats. There are currently nine members and the board has two vacant seats. PXRE’s bye-laws currently set the size of PXRE’s board of directors at not less than three or more than 12 members. Increasing the size of the board above its current size of 11 seats requires the approval of PXRE’s shareholders. PXRE has agreed to use commercially reasonable efforts to cause the board of directors of the resulting company to consist of 13 directors following the merger. Increasing the size of the board to 13 directors requires an amendment to PXRE’s bye-laws approved by 66 2/3% of the voting power of the outstanding PXRE shares. Increasing the size of the board to 12 directors requires a simple majority of the votes cast. If PXRE receives the affirmative vote of 66 2/3% of the voting power of the outstanding PXRE shares to increase the size of the board to 13 directors, the 13 directors immediately following the merger will consist of Argonaut’s nine current directors who would be appointed to the classes identified below and four of PXRE’s current directors who are in or will be appointed to the classes identified below. A chairman will be elected from the group of 13 directors. If PXRE does not receive the affirmative vote of 66 2/3% of the voting power of the outstanding PXRE shares to increase the size of the board to 13 directors, but does receive the affirmative vote of a simple majority of the votes cast approving an increase of the size of the board to 12 directors, the board immediately following the merger will consist of Argonaut’s nine current directors and three of PXRE’s current directors. A chairman would be elected from the group of 12 directors.

Jeffrey Radke, Wendy Luscombe, Gerald L. Radke, Craig A. Huff and Jonathan Kelly are expected to resign as members of the PXRE board of directors immediately following the merger. F. Sedgwick Browne, Mural R. Josephson and Bradley E. Cooper are expected to continue as members of the PXRE board of directors immediately following the merger if the board is increased to 12 members. Philip R. McLoughlin is expected to continue as a member of the PXRE board of directors immediately following the merger if the board is increased to 13 members, and otherwise he is expected to resign immediately following the merger. If, for any reason, any of the PXRE directors presently expected to continue as a member of the PXRE board is not able or willing to serve as a director following the merger (a situation which is not presently contemplated), one of the resigning directors would instead continue to serve as a director immediately following the merger.

Upon completion of the merger, Mark E. Watson III, currently President and Chief Executive Officer of Argonaut, will become the President and Chief Executive Officer of the resulting company. Robert P. Myron, currently Executive Vice President, Chief Financial Officer and Treasurer of PXRE, will continue in those positions with the resulting company. Jeffrey L. Radke, currently Chief Executive Officer and President and a director of PXRE, will leave those positions pursuant to a letter agreement entered into between PXRE and Mr. Radke. See “The Merger — Interests of PXRE Directors and Executive Officers in the Merger — Arrangements with PXRE’s President and Chief Executive Officer” beginning on page 108 for information regarding the letter agreement.

Following is information regarding the persons who are expected to serve as directors or executive officers of the resulting company after the merger.

Directors and Executive Officers

Mural R. Josephson (58) is expected to continue to serve as a Class II director of the resulting company following the merger. Mr. Josephson was appointed to the board of directors of PXRE in August 2004. Mr. Josephson retired from Kemper Insurance Companies in 2002. During his 5-year tenure at Kemper, he held key management positions, including senior vice president and chief financial officer and senior vice president of finance. Prior to joining Kemper, Mr. Josephson held several senior level positions at KPMG, including 19 years as a senior audit partner. While at KPMG, he was a member of the National Insurance Practice Committee and a member of the Professional Practice Review Committee. Mr. Josephson is currently a member of the board of directors and chairman of the Audit Committee of HealthMarkets, Inc., an insurance holding company. He also serves on the board of directors of SeaBright Insurance Holdings, Inc., a NASDAQ traded insurance holding company, and its wholly owned subsidiary, SeaBright Insurance Company, and is the Chairman of their Audit Committee.

F. Sedgwick Browne (64) is expected to continue to serve as a Class III director of the resulting company following the merger. Mr. Browne has been a director of PXRE since 1999. Mr. Browne has been Vice-Chairman of the board of directors of PXRE since 2003. He retired as counsel at Sidley Austin Brown & Wood LLP (now known as Sidley Austin LLP), a law firm, on September 30, 2004. Mr. Browne previously was a partner at Morgan, Lewis & Bockius LLP and prior thereto at Lord Day & Lord, Barrett Smith, where he specialized in the insurance and reinsurance industry.

Bradley E. Cooper (40) is expected to continue to serve as a director of the resulting company following the merger, and will be appointed as a Class I director. Mr. Cooper has been a director of PXRE since April 2002. Mr. Cooper is a Partner of Union Square Partners, an investment firm he joined as a founding partner upon its formation in February 2007. He previously held similar positions at Capital Z Partners (which he joined as a founding partner in 1998), and before that at Insurance Partners, L.P. and International Insurance Advisers, L.P. Mr. Cooper serves on the board of directors of Universal American Finance Corp. and NewStar Financial, Inc.

Philip R. McLoughlin (60) is expected to continue to serve as a Class II director of the resulting company following the merger provided that the size of the PXRE board of directors is increased to 13 members. Mr. McLoughlin has been a director of PXRE since its organization in 1999 and was elected a director of PXRE Delaware in 1986. Mr. McLoughlin was a director, Chairman and Chief Executive Officer of Phoenix Investment Partners, Ltd. from October 1995 to September 2002. Mr. McLoughlin was also Executive Vice President, Chief Investment Officer and a director of The Phoenix Companies, Inc. from November 2000 to July 2002. He also served in various positions, including Chief Investment Officer, for Phoenix Life Insurance Company and its subsidiaries until September 2002. Mr. McLoughlin currently serves as a director of many of Phoenix’s mutual funds.

Gary V. Woods (63) is expected to be appointed to serve as a Class III director of the resulting company following the merger. Mr. Woods has been a director of Argonaut since March 2000 and Chairman of the board of directors of Argonaut since April 2001. Mr. Woods is President of McCombs Enterprises and currently serves on the board of the Cancer Therapy and Research Center, which is based in San Antonio, Texas.

H. Berry Cash (68) is expected to be appointed to serve as a Class I director of the resulting company following the merger. Mr. Cash has been a director of Argonaut since May 2005. Mr. Cash has been a general partner of InterWest Partners, a venture capital fund, since 1985. Mr. Cash currently serves on the board of directors of the following publicly held companies: Ciena Corporation, Silicon Laboratories Inc., i2 Technologies, Inc., Staktek Holdings, Inc. and First Acceptance Corporation.

Hector De Leon (60) is expected to be appointed to serve as a Class III director of the resulting company following the merger. Mr. De Leon has been a director of Argonaut since February 2003. Mr. De Leon is the managing partner of De Leon, Boggins & Icenogle, P.C., a law firm in Austin, Texas, which he founded in 1977. Prior to 1977, Mr. De Leon was General Counsel of the Texas State Insurance Board and previously served as a director of Titan Holdings, Inc., a publicly traded property and casualty insurance company based in San Antonio, Texas.

Allan W. Fulkerson (73) is expected to be appointed to serve as a Class II director of the resulting company following the merger. Mr. Fulkerson has been a director of Argonaut since May 2004. Mr. Fulkerson is currently a managing member of Red Hill Capital, LLC. Mr. Fulkerson was President and a director of Century Capital Management, Inc., which we refer to as CCMI, a registered investment advisor that specialized in the insurance industry until January 2004. He has been associated with CCMI and its successor in interest, Century Capital Management, LLC, for at least the last five years. Mr. Fulkerson is a director of Asset Allocation & Management Company, L.L.C., HCC Insurance Holdings, Inc. and Montpelier Re Holdings, Ltd.

David Hartoch (68) is expected to be appointed to serve as a Class II director of the resulting company following the merger. Mr. Hartoch has been a director of Argonaut since May 2004. Mr. Hartoch is currently the Chairman of Swett & Crawford. From April 1, 2005 until November 15, 2005, Mr. Hartoch was the acting Chairman and Chief Executive Officer of Swett & Crawford, where he had served as Chairman and Chief Executive Officer from 1997 to 2003. Between January 1, 2004 and April 1, 2005, Mr. Hartoch served as a consultant to Swett & Crawford. He was elected President of the NAPSLO trade association from 1993 to 1994 and was President and Chief Operating Officer of Sherwood Insurance Services from 1991 to 1997.

Frank Maresh (68) is expected to be appointed to serve as a Class II director of the resulting company following the merger. Mr. Maresh was appointed to the board of directors of Argonaut in December 2003. Mr. Maresh is a consultant, investor and owner in numerous private enterprises. He is a Certified Public Accountant and was formerly the Vice Chairman of KPMG in the United States. Mr. Maresh sat on the Texas State Board of Public Accountancy from 1993 to 1999 where he served as both Chairman of the Board and Chairman of the Major Case Committee. In addition, Mr. Maresh is a member of the board of Eagle Materials, Inc., a member of the board of the McCombs School of Business at the University of Texas, a member of the board of the University of Texas Accounting Department and a trustee of Schreiner University.

John R. Power, Jr. (51) is expected to be appointed to serve as a Class III director of the resulting company following the merger. Mr. Power has been a director of Argonaut since January 2000. He is President of the Patrician Group, a private investment firm located in Lisle, Illinois. Mr. Power currently serves as a board member of Case Corporation’s financial subsidiary.

Fayez S. Sarofim (78) is expected to be appointed to serve as a Class I director of the resulting company following the merger. Mr. Sarofim has been a director of Argonaut since 1986. He is Chairman of the Board and President of Fayez Sarofim & Co., a registered investment advisor. He is currently a director of Kinder Morgan, Inc. and Unitrin, Inc.

Mark E. Watson III (43) is expected to be appointed to serve as President and Chief Executive Officer and as a Class I director of the resulting company following the merger. Mr. Watson has been a director of Argonaut since June 1999 and Argonaut’s President and Chief Executive Officer since January 2000. Mr. Watson joined Argonaut as Vice President in September 1999. He was a principal of Aquila Capital Partners, a San Antonio, Texas-based investment firm in 1998 and 1999, and served from 1992 to 1998 as a director and Executive Vice President, General Counsel and Secretary of Titan Holdings, Inc., a publicly traded property and casualty insurance holding company.

Robert P. Myron (38) is expected to continue as Executive Vice President, Chief Financial Officer and Treasurer of the resulting company following the merger. Mr. Myron has been Executive Vice President and Chief Financial Officer of PXRE since 2005, Treasurer of PXRE since 2003, and Chief Financial Officer of PXRE Reinsurance Ltd., PXRE’s Bermuda-based operating subsidiary, since 2003. From 1999 to 2003, Mr. Myron served as an officer of Select Reinsurance Ltd., a privately held Bermuda-based reinsurance company, most recently as President and a Director of that company. From 1991 to 1999, he worked in the Boston and Bermuda offices of PricewaterhouseCoopers, principally for clients in the financial services arena. Mr. Myron is a certified public accountant.

Accounting Treatment

The merger will be accounted for as a business combination using the purchase method of accounting. Argonaut will be the acquirer for financial accounting purposes.

No Dissenters’/Appraisal Rights

No holders of record of PXRE or Argonaut capital stock will be entitled to dissenters’ or appraisal rights in connection with the merger. See “Risk Factors — Risks Related to the Merger — Argonaut may be required to offer appraisal rights to its shareholders in connection with the merger, which may require the renegotiation of the merger agreement and the postponement of the Argonaut special meeting, possibly causing a delay in the completion of the merger. More than a minimal amount of cash payments in respect of the exercise of appraisal rights by Argonaut shareholders could have a material adverse effect on the financial condition of the resulting company” beginning on page 24.

Delisting of PXRE Common Shares from the NYSE; Listing of PXRE Common Shares on the NASDAQ

If the merger is completed, the PXRE common shares will be delisted from the NYSE. Application has been made to list the PXRE common shares on the NASDAQ under the trading symbol “AGII,” conditioned on and subject to the merger. Initially, a fifth character “D” will be appended to the “AGII” symbol for 20 trading days to reflect the reverse share split.

Delisting and Deregistration of Argonaut Common Stock

If the merger is completed, Argonaut common stock will be delisted from the NASDAQ and will be deregistered under the Exchange Act, and Argonaut will no longer be required to file periodic and other reports with the SEC. The Argonaut shareholders will become PXRE shareholders and their rights as shareholders will be governed by applicable Bermuda law and by PXRE’s amended and restated memorandum of association and amended and restated bye-laws as approved by PXRE shareholders at the PXRE general special meeting. See “Comparison of Shareholder Rights and Corporate Governance Matters” beginning on page 151.

Regulatory Approvals Required for the Merger

Antitrust

Under the HSR Act and the rules promulgated under that act by the FTC, the merger may not be completed until notifications have been given and information furnished to the FTC and the Antitrust Division of the DOJ, and until the specified waiting period has expired or been terminated. PXRE and Argonaut each filed notification and report forms under the HSR Act with the FTC and the Antitrust Division of the DOJ on April 5, 2007. The waiting period for those filings expired on April 17, 2007. At any time before or after completion of the merger, the FTC or the Antitrust Division of the DOJ could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin completion of the merger or seeking divestiture of substantial assets of PXRE or Argonaut. The merger is also subject to review under state antitrust laws and could be the subject of challenges by private parties under the antitrust laws.

Insurance Regulations

The insurance laws and regulations of all 50 U.S. states and the District of Columbia generally require that, prior to the acquisition of an insurance company, either through the acquisition of or merger with the insurance company or a holding company of that insurance company, the acquiring company must obtain approval from the insurance commissioner of the insurance company’s state of domicile or obtain an exemption from such insurance commissioner from the filing and approval requirements. Accordingly, the necessary applications (or exemption requests) have been made with the insurance commissioners of Illinois, Louisiana, Ohio, Pennsylvania and Virginia, the states of domicile of Argonaut’s U.S. insurance company subsidiaries. The Connecticut insurance regulator has determined that a prior approval filing will be required to be filed by Argonaut with respect to PXRE’s U.S. insurance company subsidiary, which is domiciled in Connecticut. This filing has been submitted to the Connecticut insurance regulators by Argonaut.

Obtaining Regulatory Approvals

Although Argonaut and PXRE do not expect that any of the foregoing regulatory authorities will raise any significant concerns in connection with their review of the merger, there can be no assurance that PXRE and Argonaut will obtain all required regulatory approvals, or that those approvals will not include terms, conditions or restrictions that may have an adverse effect on Argonaut or PXRE.

Other than the filings described above, neither Argonaut nor PXRE is aware of any regulatory approvals required to be obtained, or waiting periods that must expire, to complete the merger. If they discover that other approvals or waiting periods are necessary, they will seek to comply with them. If any additional approval or action is needed, however, Argonaut or PXRE may not be able to obtain it, as is the case with respect to other necessary approvals. Even if Argonaut and PXRE do obtain all necessary approvals, conditions may be placed on any such approval that could cause either Argonaut or PXRE to abandon the merger.

Exchange of Share Certificates

At or prior to the effective time of the merger, an exchange agent will be appointed to handle the exchange of share certificates. Promptly after the effective time of the merger and the reverse share split, the exchange agent will send a letter of transmittal and instructions to each shareholder explaining the procedure for surrendering share certificates. Shareholders should not destroy any share certificate(s) and should not submit any share certificate(s) until requested to do so.

Effect of Merger on Registered and Beneficial Shareholders

After the effective time of the merger, each certificate that previously represented shares of Argonaut common stock will represent only the right to receive a certificate representing the PXRE common shares into which the shares of Argonaut common stock have been converted. In addition, after the effective time of the merger, Argonaut will not register any transfers of the shares of Argonaut common stock.

Effect of Reverse Share Split on Registered and Beneficial Shareholders

If approved by the PXRE shareholders, the reverse share split would be effected immediately after the effective time of the merger and conversion of Argonaut common shares into the right to receive PXRE common shares as merger consideration in the merger. Beginning on the effective date, each share certificate representing pre-reverse share split shares will be deemed for all corporate purposes to evidence ownership of post-reverse share split shares. The reverse share split would affect all of PXRE’s shareholders uniformly, including the former shareholders of Argonaut entitled to receive PXRE shares as merger consideration in the merger, and will not affect any shareholder’s percentage ownership interests in PXRE or proportionate voting power, except to the extent that the reverse share split would otherwise result in a shareholder owning a fractional share for which it will receive cash in lieu of such fractional share. See “PXRE Special General Meeting — Item 2 — Reverse Share Split” beginning on page 65.

Transfer Agent and Registrar

The transfer agent and registrar for the PXRE shares is American Stock Transfer & Trust Company.

Federal Securities Laws Consequences; Resale Restrictions

All PXRE common shares that will be distributed to Argonaut shareholders in the merger will be freely transferable, except for restrictions applicable to “affiliates” of Argonaut and except that resale restrictions may be imposed by securities laws in non-U.S. jurisdictions insofar as subsequent trades are made within these jurisdictions. Persons who are deemed to be affiliates of Argonaut may resell PXRE common shares received by them only in transactions permitted by the resale provisions of Rule 145 of the rules and regulations promulgated under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Argonaut generally include executive officers, directors and holders of more than 10% of the outstanding shares of Argonaut. The merger agreement requires Argonaut to use its reasonable best efforts to cause each of its directors and executive officers who Argonaut believes may be deemed to be affiliates of Argonaut to execute a written agreement to the effect that those persons will not sell, assign or transfer any of the PXRE common shares issued to them in the merger unless that sale, assignment or transfer has been registered under the Securities Act, is in conformity with Rule 145 or is otherwise exempt from the registration requirements under the Securities Act.

This joint proxy statement/prospectus does not cover any resales of the PXRE common shares to be received by Argonaut shareholders in the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

Certain Litigation

Several class action lawsuits have been filed against PXRE, Jeffrey Radke, PXRE’s Chief Executive Officer, and John Modin, PXRE’s former Chief Financial Officer, in the U.S. District Court for the Southern District of New York on behalf of a putative class consisting of investors who purchased the publicly traded securities of PXRE between July 28, 2005 and February 16, 2006. Each of the class action complaints asserts nearly identical claims and alleges that during the purported class period certain PXRE executives made a series of materially false and misleading statements or omissions about PXRE’s business, prospects and operations, thereby causing investors to purchase PXRE’s securities at artificially inflated prices, in violation of Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated under the Exchange Act. The class action complaints allege, among other things, that PXRE failed to disclose and misrepresented the following material adverse facts: (1) the full impact on PXRE’s business of hurricanes Katrina, Rita and Wilma, which we refer to as the 2005 Hurricanes; (2) the doubling of PXRE’s cost of the 2005 Hurricanes to an estimated $758 million to $788 million; and (3) the magnitude of the loss to PXRE and PXRE’s potential loss of its financial-strength and credit ratings from A.M. Best. Further, the complaints allege, based on the foregoing asserted facts, that PXRE’s statements with respect to its loss estimates for the 2005 hurricane season lacked any reasonable basis. The class actions seek an unspecified amount of damages, as well as other forms of relief. Pursuant to an opinion and order of the United States District Court for the Southern District of New York dated March 30, 2007, these lawsuits have been consolidated into one proceeding.

On February 21, 2007, PXRE entered into a tolling and standstill agreement with certain institutional investors in connection with potential claims arising out of the private placement of Series D Perpetual Non-voting Preferred Shares of PXRE that were issued on October 7, 2005.

Resulting Company’s Initial Annual General Meeting Following the Merger

Following the merger and the completion of the related transactions described in this joint proxy statement/prospectus, shareholders will receive notice of the initial annual general meeting of the resulting company, Argo Group. At this initial annual general meeting, shareholders will be asked to consider and vote on certain matters pertaining to the resulting company, including the matters described below.

Election of Directors of the Resulting Company

Argo Group’s amended and restated bye-laws will continue to provide for a classified board of directors divided into 3 classes, Class I, Class II and Class III. The directors of the class elected at each annual general meeting will hold office for a term of three years, with the term of each class expiring at successive annual general meetings of shareholders. At the initial annual general meeting of Argo Group following the merger, shareholders will be asked to consider and vote on a proposal to elect those persons who will be Class III directors of the resulting company upon the completion of the merger, namely, F. Sedgwick Browne, Gary V. Woods, Hector DeLeon and John R. Power, Jr. Information with respect to these persons is set forth above under “— PXRE’s Board of Directors and Management Following the Merger.”

Replacement of Certain PXRE and Argonaut Benefit Plans with New Resulting Company Benefit Plans

At the initial annual general meeting of Argo Group following the merger, shareholders will be asked to consider and vote on a proposal to adopt certain benefit plans to replace certain PXRE and Argonaut benefit plans.

The Argo Group board of directors will adopt, effective as of the time of the merger, the Argonaut Amended and Restated Stock Incentive Plan, Argonaut Annual Incentive Compensation Plan, Argonaut Employee Stock Purchase Plan, Argonaut Non-Employee Director Stock Option Plan and Argonaut Deferred Compensation Plan for Non-Employee Directors and will assume all outstanding Argonaut stock options and other outstanding Argonaut stock-based awards granted under the Argonaut plans. At the time of the merger, these outstanding Argonaut stock options and other Argonaut stock-based awards will therefore remain in effect and will be converted to Argo Group stock options and Argo Group stock-based awards, respectively, based on the exchange ratio applicable under the merger agreement and adjusted for the reverse share split, as explained above. No new awards or deferrals, however, will be made under the Argonaut plans after the merger.

No new awards or deferrals will be made after the merger under the PXRE 2002 Officer Incentive Plan, PXRE 2004 Incentive Bonus Compensation Plan, PXRE Director Stock Plan and PXRE Director Equity and Deferred Compensation Plan. Outstanding awards and deferrals made under the PXRE plans will remain in effect after the merger and will be adjusted for the reverse share split, as explained above.

Following the merger, it is expected that the Argo Group board of directors will consider and adopt new benefit plans, the terms of which are expected to be substantially similar to those of the Argonaut plans, and will seek shareholder approval of those new plans to the extent it is required.

Appointment of the Independent Auditors for the Resulting Company

At the initial annual general meeting of Argo Group following the merger, shareholders will be asked to approve the recommendation of the audit committee of Argo Group’s board of directors regarding the appointment of independent auditors for Argo Group and to refer the determination of the independent auditors’ remuneration to the audit committee of Argo Group’s board of directors.

MATERIAL TAX CONSIDERATIONS

The following summary is based upon current law and is for general information only. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.

The following is a summary of the material United States federal income, Bermuda and Irish taxation of PXRE and the material United States federal income and Bermuda tax consequences of the merger, the special cash dividend and the ownership and disposition of PXRE common shares by Argonaut shareholders that exchange their shares for shares of PXRE common shares in the merger. This discussion addresses only shareholders who are “U.S. Holders” (as defined below) and hold their shares as capital assets for United States federal income tax purposes (generally, assets held for investment). This summary is for the general information of the shareholders only and does not purport to be a complete analysis of all potential tax effects of the merger, nor does it constitute tax advice to any particular shareholder. For example, it does not consider the effect of any applicable state, local or non-U.S. tax laws, or of any non-income tax laws. In addition, this discussion does not address the tax consequences of transactions effectuated prior to or after the merger (whether or not such transactions occur in connection with the merger), including, without limitations, any exercise of an Argonaut option or the acquisition or disposition of Argonaut stock other than in exchange for PXRE common shares pursuant to the merger. This discussion does not address all of the United States federal income tax consequences that may be relevant to a particular shareholder in light of individual circumstances or to shareholders that are subject to special treatment under United States federal income tax laws, including, without limitation:

•	financial institutions, regulated investment companies, real estate investment trusts and insurance companies;

•	tax-exempt organizations;

•	shareholders who are not U.S. Holders;

•	partnerships, limited liability companies that are not treated as corporations for United States federal income tax purposes, subchapter S corporations and other pass-through entities and investors in such entities;

•	dealers, brokers and traders in securities or foreign currencies;

•	shareholders who hold Argonaut common stock as part of a hedge, appreciated financial position, straddle, constructive sale or conversion transaction or other integrated investment;

•	shareholders who acquired their shares of common stock pursuant to the exercise of employee stock options, in connection with employee stock purchase plans or otherwise as compensation;

•	persons liable for the alternative minimum tax;

•	U.S. Holders whose “functional currency” is not the U.S. dollar; or

•	persons who are considered with respect to PXRE “United States shareholders” for purposes of the CFC rules of the Code (generally, a U.S. Person, as defined below, who owns or is deemed to own 10% or more of the total combined voting power of all classes of PXRE shares entitled to vote (that is, 10% U.S. Shareholders)).

For purposes of this discussion, “U.S. Holder” refers to a beneficial holder that is, for United States federal income tax purposes, a U.S. Person and a U.S. Person is (i) an individual citizen or resident of the United States, (ii) a partnership or corporation or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, (iv) a trust (x) the administration of which is subject to the primary supervision of a court within the United States and as to which one or more U.S. Persons have the authority to control all substantial decisions or (y) that has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person under the Code or (v) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.

If an entity treated as a partnership for United States federal income tax purposes holds Argonaut common stock, the tax treatment of a person holding interests in such entity generally will depend upon the status of that person and the activities of that entity. Such entities and persons holding interests in such entities should consult a tax advisor regarding the tax consequences of the merger.

The following discussion is based on the Code, the applicable Treasury Regulations, administrative interpretations and court decisions, each as in effect as of the date of this joint proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect. Any such change could materially alter the tax consequences described herein. We have not requested, nor will we obtain, any rulings from the IRS with respect to the tax consequences of the proposed transaction described herein. There can be no assurances that the IRS will not take positions concerning tax consequences of the proposed transaction that differ from the consequences described herein or that the IRS would not prevail if it were to take such positions. This discussion does not purport to be a comprehensive analysis or description of all potential United States federal income tax consequences of the proposed transaction. It is not binding on the IRS, and there can be no assurance that the IRS (or a court, in the event of an IRS challenge) will agree with the conclusions stated herein.

The following legal discussion (including and subject to the matters and qualifications set forth in such summary) of the material tax considerations is based upon the advice of counsel. The advice of counsel, however, does not include any factual or accounting matters, determinations or conclusions including amounts and computations of RPII and amounts or components thereof or facts relating to PXRE’s business or activities. Statements contained herein as to the beliefs, expectations and conditions of PXRE or its subsidiaries as to the application of such tax laws or facts represent the view of management as to the application of such laws and do not represent the opinions of counsel.

SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE PROPOSED TRANSACTION IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS.

Tax Consequences of the Merger

Bermuda

Under current Bermuda law, there is no income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax, estate or inheritance tax payable by PXRE or the common shareholders of PXRE or Argonaut arising solely as a result of the merger.

United States

United States Federal Income Tax Consequences to Argonaut and PXRE Solely as a Result of the Merger

Tax Opinions.  PXRE’s obligation to complete the merger is conditioned upon its receipt from Dewey Ballantine LLP of a tax opinion, dated as of the effective date of the merger, in form and substance reasonably satisfactory to PXRE, to the effect that (i) PXRE should not recognize gain or loss for U.S. federal income tax purposes solely as a result of the merger and (ii) the merger should not cause PXRE or any non-U.S. affiliate of PXRE to be treated as a domestic corporation under Section 7874(b) of the Code. Argonaut’s obligation to complete the merger is conditioned upon its receipt from LeBoeuf, Lamb, Greene & MacRae LLP, in form and substance reasonably satisfactory to Argonaut, to the effect that (i) Argonaut should not recognize gain or loss for U.S. federal income tax purposes solely as a result of the merger and (ii) the merger should not cause PXRE or any non-U.S. affiliate of PXRE to be treated as a domestic corporation under Section 7874(b) of the Code.

The opinions to be provided by Dewey Ballantine LLP and LeBoeuf, Lamb, Greene & MacRae LLP, respectively, will be based on factual representations and covenants made by PXRE and Argonaut (including those contained in tax representation letters to be provided by PXRE and Argonaut) and on certain facts and customary assumptions set forth in the opinions. These tax opinions will not be binding on the IRS or any court and will not preclude the IRS from asserting, or a court from sustaining, a contrary conclusion. No rulings have been or will be obtained from the IRS with respect to any of the matters discussed herein.

Inversion Transactions.  Section 7874 of the Code was added in 2004 by the American Jobs Creation Act of 2004 to address inversion transactions, which refers in relevant part to transactions where a U.S. corporation becomes a subsidiary of a foreign corporation.

Section 7874 of the Code provides that in certain instances a foreign corporation may be treated as a domestic corporation for U.S. federal income tax purposes. Specifically, Section 7874(b) provides that a foreign corporation will be treated as a domestic corporation if, pursuant to a plan or a series of related transactions:

•	the foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a domestic corporation;

•	after the acquisition, at least 80% of the stock (by vote or value) of the foreign corporation is held by former shareholders of the domestic corporation by reason of holding stock in the domestic corporation; and

•	after the acquisition, the expanded affiliated group which includes the foreign corporation does not have substantial business activities in the foreign country in which the foreign corporation is organized.

Alternatively, if under the above test, former shareholders of the expatriated domestic corporation own at least 60 percent, but less than 80 percent of the stock (by vote or value) of the foreign corporation after the acquisition, Section 7874 of the Code will instead impose a minimum level of tax on the inversion gain of the expatriated entity. Specifically, Section 7874(a) of the Code provides that the taxable income of an expatriated entity for any tax year that includes any portion of the “applicable period,” generally the 10-year period that begins with a corporate inversion transaction, cannot be less than the inversion gain of the entity for that tax year. Generally, inversion gain is defined as (1) the income or gain recognized by reason of the transfer during the applicable period of stock or other properties by an expatriated entity and (2) any income received or accrued during the applicable period by reason of a license of any property by an expatriated entity. Section 7874(e)(1) of the Code provides that this tax on inversion gain cannot be offset by net operating losses, foreign tax credits or other tax attributes.

After the effective time of the merger, the former shareholders of Argonaut are expected to hold more than 60 percent but less than 80 percent of the stock of PXRE. Because the former Argonaut shareholders are not expected to own 80 percent or more of the stock (by vote or value) of PXRE immediately after the acquisition, PXRE and Argonaut believe that neither PXRE nor any of its non-U.S. affiliates should be treated as a domestic corporation subject to U.S. tax under Section 7874 of the Code. Moreover, although the former shareholders of Argonaut are expected to hold more than 60 percent of the stock (by vote and value) of PXRE immediately after the inversion transaction, both PXRE and Argonaut believe that neither of them should recognize current gain under Section 7874 of the Code or otherwise as a result of the acquisition of Argonaut by PXRE. It is possible that, as a result of certain transfers or licenses of stock or other properties, as the case may be, during the applicable period (including the transfer of any income received or accrued during the applicable period by reason of a license of any property by Argonaut), Argonaut could recognize inversion gain during the applicable period. However, PXRE and Argonaut do not anticipate such transfers taking place and thus do not expect to recognize any inversion gain during the applicable period.

As described above, tax counsel for PXRE and Argonaut will render opinions to the effect that the merger should not cause PXRE or any non-U.S. affiliate of PXRE to be treated as a domestic corporation under Section 7874(b) of the Code. It is uncertain whether the IRS will agree with the opinions rendered by tax counsel and the conclusions of PXRE and Argonaut, each as described above. If the IRS were to challenge one or more of those positions, and if such a challenge were upheld, PXRE and/or Argonaut could incur substantial tax liability as a result of the acquisition. We have not requested, nor will we obtain, any rulings from the IRS with respect to the tax consequences of the merger described herein. There can be no assurances that the IRS will not take positions concerning tax consequences of the merger that differ from the consequences described herein or that the IRS would not prevail if it were to take such positions.

In June 2006, the IRS and the Treasury Department published temporary regulations under Section 7874 of the Code, which, in their present form do not adversely affect the conclusions reached above. However, it is uncertain whether, when or in what form such regulations will be finalized and whether they will apply to the transaction between PXRE and Argonaut.

U.S. Federal Income Tax Treatment of the Special Cash Dividend

Argonaut intends to take the position that the amount paid as the special cash dividend is treated as a distribution with respect to the Argonaut common stock, and not as consideration in the merger. Although Argonaut believes its position with respect to the special cash dividend is correct, the IRS may take a contrary position, and to the extent the IRS were to prevail, the amount paid as the special cash dividend would be treated as additional cash received in connection with the merger and not as a distribution as described in the succeeding paragraph.

Assuming the special cash dividend is treated as a distribution with respect to Argonaut common stock, the gross amount paid to U.S. Holders will be characterized as dividend income to the extent paid out of Argonaut’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Argonaut does not expect to be able to determine the amount of its current and accumulated earnings and profits by the time required for supplying Form 1099-DIV to shareholders, and so anticipates that it will be required to report the entire amount of the special cash dividend as a taxable dividend for U.S. federal income tax purposes.

Dividend income will be includible in a U.S. Holder’s gross income on the day received by such holder. Under current legislation, which is scheduled to expire with respect to taxable years ending after December 31, 2010, this income will generally be taxed to a U.S. Holder that is a non-corporate taxpayer at the rates applicable to long-term capital gains, provided that a minimum holding period and other requirements are satisfied. Corporate U.S. Holders may be entitled to a dividends-received deduction with respect to distributions treated as dividend income for U.S. federal income tax purposes, subject to limitations and conditions. In addition, U.S. Holders that are corporations should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code. Distributions in excess of earnings and profits will be treated first as a return of capital that reduces a U.S. Holder’s tax basis in the Argonaut common stock, and then as gain from the sale or exchange of Argonaut common stock. This gain will be capital gain provided that the Argonaut common stock is held by the U.S. Holder as a capital asset as of the time of the special cash dividend.

U.S. Holders are urged to consult their tax advisors as to the U.S. federal income tax treatment of the special cash dividend.

United States Federal Income Tax Consequences of the Merger to PXRE Shareholders

Because holders of PXRE common shares will retain their shares in the merger and will not be treated as receiving any consideration pursuant to the merger, holders of PXRE common shares will not recognize gain or loss solely as a result of the merger; however, PXRE shareholders will recognize gain or loss on any cash received in lieu of fractional shares they would be entitled to receive as a result of the reverse share split.

United States Federal Income Tax Consequences of the Merger to Argonaut Common Shareholders

General.  PXRE and Argonaut expect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes and that PXRE and Argonaut will each be a party to that reorganization within the meaning of Section 368(b) of the Code. Even if the merger qualifies as such a reorganization, due to the application of Section 367 of the Code and the Treasury Regulations promulgated thereunder, as described below, it is expected the merger will result in the following consequences to holders of Argonaut common stock for U.S. federal income tax purposes:

•	a holder of Argonaut common stock will recognize gain (but not loss) on the exchange of Argonaut common stock for PXRE common shares pursuant to the merger (such gain will be the difference between the fair market value, at the time of the exchange, of the PXRE common shares received and the adjusted basis of the Argonaut common stock exchanged);

•	a holder of Argonaut common stock will recognize gain or loss to the extent that they receive cash instead of fractional shares of PXRE common shares.

•	the tax basis of the PXRE common shares received by each holder of Argonaut common stock pursuant to the merger will be equal to the tax basis of the Argonaut common stock surrendered in exchange therefore (plus the amount of any gain recognized on the exchange); and

•	the holding period of the PXRE common shares received by each holder of Argonaut common stock will include the holding period for the Argonaut common stock surrendered in exchange therefore.

If, contrary to the expectations of PXRE and Argonaut, the merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code, U.S. Holders of Argonaut common stock will for U.S. federal income tax purposes recognize gain or loss on the exchange of Argonaut common stock for PXRE common shares pursuant to the merger (such gain or loss will be the difference between the fair market value, at the time of the exchange, of the PXRE common shares received and the adjusted basis of the Argonaut common stock exchanged). Further, the tax basis of the PXRE common shares received will be equal to the fair market value of such shares and the holding period will not include the holding period for the Argonaut common stock surrendered in exchange therefore.

Impact of Section 367 of the Code.  Section 367 of the Code and the Treasury Regulations promulgated thereunder impose additional requirements for shareholder reorganization treatment to shareholders on transactions where, as is the case in the merger, a U.S. Holder exchanges stock in a domestic corporation for stock in a foreign corporation. In general, for an exchange of Argonaut common stock for PXRE common shares by a U.S. Holder in the merger to qualify as nontaxable to the U.S. Holder, in addition to meeting the requirements of Section 368 of the Code, each of the following conditions must be met:

•	no more than 50 percent of both the total voting power and the total value of the shares of PXRE are received in the transaction, in the aggregate, by U.S. Holders of Argonaut shares;

•	no more than 50 percent of each of the total voting power and the total value of the PXRE common shares is owned, in the aggregate, immediately after the transfer by U.S. persons that are either officers or directors of Argonaut or that are “five-percent target shareholders”;

•	Either (A) the U.S. Holder is not a five-percent PXRE shareholder (as defined in the applicable Treasury Regulations) immediately after the transfer; or (B) the U.S. Holder is a five-percent PXRE shareholder immediately after the transfer and enters into a five-year agreement to recognize gain with respect to the Argonaut common stock it exchanged; and

•	PXRE directly, or indirectly through a “qualified subsidiary” or a “qualified partnership” as defined in Treasury Regulations, satisfies the “active trade or business test,” as defined in Treasury Regulation Section 1.367(a)-3(c)(3). In general, three elements are required to satisfy the active trade or business test:

•	PXRE or a qualified subsidiary or a qualified partnership is engaged in an active trade or business outside the United States for the entire 36 month period immediately before the merger;

•	at the time of the merger, neither the holders of Argonaut common stock nor PXRE (and, if applicable, the qualified subsidiary or qualified partnership engaged in the active trade or business) have an intention to substantially dispose of or discontinue such trade or business; and

•	at the time of the merger, the fair market value of PXRE must be equal to or greater than the fair market value of Argonaut, each such fair market value to be determined in accordance with special rules set forth in Treasury Regulations.

Because it is expected that (i) more than 50 percent of both the total voting power and the total value of the shares of PXRE will be received in the transaction, in the aggregate, by U.S. Holders of Argonaut stock and/or (ii) at the time of the merger, the fair market value of PXRE will not be equal to or greater than the fair market value of Argonaut, as determined in accordance with special rules set forth in the applicable Treasury Regulations, Section 367(a) of the Code will apply resulting in the U.S. Holders of Argonaut common stock recognizing gain (but not loss) for U.S. federal income tax purposes on the exchange of Argonaut common stock for PXRE common shares pursuant to the merger.

Shareholder Reporting Requirements

U.S. Holders of Argonaut common stock receiving PXRE common shares in the merger will be required to attach to their U.S. federal income tax returns for the taxable year in which the merger occurs a statement, and maintain a permanent record, of certain facts relating to the exchange of shares in connection with the merger, including the holder’s adjusted tax basis in the Argonaut common stock transferred to PXRE, the fair market value of the PXRE common shares received and the amount of cash received by such holder, if any, pursuant to the merger.

Taxation of PXRE and its Subsidiaries Following the Merger

Bermuda

Under current Bermuda law, there is no income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax, estate or inheritance tax payable by PXRE. PXRE and its Bermuda domiciled subsidiaries have each obtained from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to PXRE and its Bermuda domiciled subsidiaries or to any of their operations or their shares, debentures or other obligations, until March 28, 2016. PXRE and its Bermuda domiciled subsidiaries could be subject to taxes in Bermuda after that date. This assurance is subject to the proviso that it is not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any property leased to PXRE and its Bermuda domiciled subsidiaries. PXRE and its Bermuda domiciled subsidiaries each pay annual Bermuda government fees, and PXRE’s Bermuda domiciled insurance subsidiaries pay annual insurance license fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government.

Ireland

PXRE Ireland is an Irish incorporated company established as a holding company and is governed by the Companies Acts 1963 to 2003. Under Irish law, PXRE Ireland is subject to tax on its worldwide income. The tax rate is a function of the nature of the income of PXRE Ireland. Income in respect of trading (active income) is subject to tax at the rate of 12.5%. Income arising in respect of investments (passive income) is subject to tax in Ireland at a rate of 25%. In relation to a company which acts as a holding company in Ireland, certain exemptions and reliefs are available in respect of gains produced by the disposal of qualifying subsidiaries and the receipt of dividend income from such subsidiaries.

United States

A non-U.S. corporation that is engaged in the conduct of a U.S. trade or business will be subject to U.S. federal income tax as described below, unless entitled to the benefits of an applicable tax treaty. Whether business is being conducted in the United States is an inherently factual determination. Because the Code, regulations and court decisions do not definitively identify activities that constitute being engaged in a trade or business in the United States, PXRE cannot be certain that the IRS will not contend successfully that PXRE and/or its non-U.S. subsidiaries are or will be engaged in a trade or business in the United States for U.S. federal income tax purposes. A non-U.S. corporation deemed to be so engaged would be subject to U.S. federal income tax at regular corporate rates, as well as the branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty, as discussed below. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that a non-U.S. corporation generally may be entitled to deductions and credits only if it files a U.S. federal income tax return. PXRE and its non-U.S. subsidiaries have filed and intend to continue to file protective U.S. federal income tax returns. The highest marginal federal income tax rates currently are 35% for a corporation’s effectively connected income and 30% for the additional “branch profits” tax.

If PXRE’s Bermuda domiciled insurance subsidiaries are entitled to benefits under the income tax treaty between the United States and Bermuda (the “Bermuda Treaty”), PXRE’s Bermuda domiciled insurance subsidiaries would not be subject to U.S. federal income tax on any income found to be effectively connected with a

U.S. trade or business unless that trade or business is conducted through a permanent establishment in the United States. No regulations interpreting the Bermuda Treaty have been issued. PXRE’s Bermuda domiciled insurance subsidiaries currently intend to conduct their activities so that they do not have permanent establishments in the United States, although PXRE cannot be certain that this result will be achieved.

An insurance enterprise resident in Bermuda generally will be entitled to the benefits of the Bermuda Treaty if (i) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the United States or Bermuda or U.S. citizens and (ii) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities to, persons who are neither residents of either the United States or Bermuda nor U.S. citizens. PXRE cannot be certain that its Bermuda domiciled insurance subsidiaries will be eligible for Bermuda Treaty benefits immediately following the merger or in the future because of factual and legal uncertainties regarding the residency and citizenship of PXRE’s shareholders. PXRE would not be eligible for treaty benefits because it is not an insurance company. Accordingly, PXRE and its Bermuda domiciled insurance subsidiaries have conducted and intend to conduct substantially all of their operations outside the United States and to limit their U.S. contacts so that neither PXRE nor its Bermuda domiciled insurance subsidiaries should be treated as engaged in the conduct of a trade or business in the United States.

Non-U.S. insurance companies carrying on an insurance business within the United States have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risk insured or reinsured by such companies. If PXRE’s Bermuda domiciled insurance subsidiaries are considered to be engaged in the conduct of an insurance business in the United States and are not entitled to the benefits of the Bermuda Treaty in general (because they fail to satisfy one of the limitations on treaty benefits discussed above), the Code could subject a significant portion of their investment income to U.S. federal income tax. In addition, while the Bermuda Treaty clearly applies to premium income, it is uncertain whether the Bermuda Treaty applies to other income such as investment income. If PXRE’s Bermuda domiciled insurance subsidiaries are considered engaged in the conduct of an insurance business in the United States and is entitled to the benefits of the Bermuda Treaty in general, but the Bermuda Treaty is interpreted to not apply to investment income, a significant portion of their investment income could be subject to U.S. federal income tax.

Under the Irish Treaty, PXRE Holdings (Ireland) Limited, if entitled to the benefits of the Irish Treaty, will not be subject to U.S. federal income tax on any income determined to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the United States. PXRE Holdings (Ireland) Limited would generally be entitled to the benefits of the Irish Treaty if, among other requirements, (i) at least 50% of the shares of PXRE Holdings (Ireland) Limited, measured by both vote and value, are owned, directly or indirectly, by U.S. or Irish residents (that are “qualified persons” under the Irish treaty) or U.S. citizens or residents and less than 50% of such company’s gross income for the relevant taxable period is paid or accrued directly or indirectly to persons who are not U.S. or Irish residents (that are “qualified persons” under the Irish Treaty) or U.S. citizens in the form of payments that are deductible for Irish income tax purposes or (ii) PXRE Holdings (Ireland) Limited is considered as engaged in the active conduct of a trade or business in Ireland and its effectively connected income is connected with or incidental to that trade or business. Although PXRE cannot be certain that PXRE Holdings (Ireland) Limited will be eligible for Irish Treaty benefits because of factual and legal uncertainties regarding (i) the residency and citizenship of PXRE’s shareholders and (ii) the interpretation of what constitutes an active trade or business in Ireland and income incidental or connected thereto, PXRE Holdings (Ireland) Limited will endeavor to so qualify. PXRE Holdings (Ireland) Limited has conducted and intends to conduct its activities in a manner so that it should not have a permanent establishment in the United States and should not be engaged in a trade or business in the United States, although PXRE cannot be certain that this result will be achieved.

Non-U.S. corporations not engaged in a trade or business in the United States are nonetheless subject to a U.S. income tax imposed by withholding on certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the United States (such as dividends and certain interest on investments), subject to exemption under the Code or reduction by applicable treaties. Generally, the Irish Treaty reduces the withholding rate on dividends from (i) less than 10% owned corporations to 15%, and (ii) more than 10% owned corporations to 5%, and eliminates the U.S. withholding tax on interest. In this regard PXRE takes the position that PXRE Holdings (Ireland) Limited is entitled to the benefits of the Irish Treaty and accordingly believes that dividend payments paid to it from its U.S. subsidiaries are subject to the U.S. withholding tax at a 5% rate. The Bermuda Treaty does not reduce the U.S. federal withholding rate on U.S.-sourced investment income.

The United States also imposes an excise tax on (i) insurance and reinsurance premiums paid to non-U.S. insurers or reinsurers with respect to risks of a U.S. entity or individual risks located wholly or partly with the United States and (ii) with respect to risks of a foreign entity or individual engaged in a trade or business in the United States, risks located within the United States. The rates of tax applicable to premiums paid to non-U.S. insurers are 4% for casualty insurance premiums and 1% for reinsurance premiums, unless exempted under an applicable tax treaty. The Bermuda Treaty does not provide for such an exemption.

Each of PXRE’s U.S. domiciled subsidiaries will be subject to taxation in the United States at regular corporate rules.

With respect to related party cross border reinsurance, Section 845 of the Code allows the IRS to allocate income, deductions, assets, reserves, credits and any other items related to a reinsurance agreement among certain related parties to the reinsurance agreement, recharacterize such items, or make any other adjustment, in order to reflect the proper source, character or amount of the items for each party. No regulations have been issued under Section 845 of the Code. Accordingly, the application of such provisions to PXRE and PXRE’s subsidiaries is uncertain and PXRE cannot predict what impact, if any, such provisions may have on it and its subsidiaries.

Taxation of PXRE Shareholders Following the Merger

Bermuda

Currently, there is no Bermuda income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax, estate or inheritance tax or other tax payable in Bermuda by holders of the PXRE common shares except insofar as such taxes apply to persons ordinarily resident in Bermuda.

United States

Taxation of Distributions

Subject to the discussions below relating to the potential application of the CFC, RPII and PFIC rules, cash distributions, if any, made with respect to the PXRE common shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of PXRE (as computed using U.S. tax principles). Subject to the possibility of enactment of certain legislative proposals (See “Risk Factors — Risks Related to Taxation” beginning on page 52), dividends paid by PXRE to non-corporate holders on its common shares before 2011 are generally eligible for reduced rates of tax up to a maximum of 15% as “qualified dividend income,” subject to the satisfaction of certain holding period and other requirements. Qualified dividend income is subject to tax at capital gains rates. Dividends paid by PXRE to corporate holders will not be eligible for the dividends received deduction. To the extent cash distributions, if any, made with respect to PXRE common shares exceed PXRE’s earnings and profits, they will be treated first as a return of the shareholder’s basis in their shares to the extent thereof, and then as gain from the sale of a capital asset.

Classification of PXRE or its non-U.S. subsidiaries as CFCs

Each 10% U.S. Shareholder of a non-U.S. corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and who owns shares in the CFC, directly or indirectly through non-U.S. entities, on the last day of the CFC’s taxable year, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. “Subpart F income” of a non-U.S. insurance corporation typically includes foreign personal holding company income (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income). A non-U.S. corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of Section 958(b) of the Code (that is, “constructively”)) more than 50% of the total combined voting power of all classes of voting shares of such non-U.S. corporation, or more than 50% of the total value of all shares of such corporation on any day of the taxable year of such corporation.

For purposes of taking into account insurance income, a CFC also includes a non-U.S. insurance company in which more than 25% of the total combined voting power of all classes of shares or more than 25% of the total value of all shares is owned (directly, indirectly through non-U.S. entities or constructively) by 10% U.S. Shareholders on any day of the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts (other than certain insurance or reinsurance related to same country risks written by certain insurance companies not applicable here), exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks.

PXRE believes, subject to the discussion below, that because of the anticipated dispersion of PXRE’s share ownership, provisions in PXRE’s organizational documents that limit voting power (these provisions are described in “Information about PXRE — Description of Share Capital”) and other factors, no U.S. Person who acquires PXRE common shares in the merger directly or indirectly through non-U.S. entities should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power of all classes of shares of PXRE or its non-U.S. subsidiaries. It is possible, however, that the IRS could challenge the effectiveness of the provisions in PXRE’s organizational documents and a court could sustain such a challenge. Accordingly, no assurance can be given that a U.S. Person who owns PXRE common shares (directly, indirectly through non-U.S. entities or constructively) will not be characterized as a 10% U.S. Shareholder.

The RPII CFC Provisions

The following discussion generally is applicable only if the RPII of a PXRE non-U.S. insurance subsidiary, determined on a gross basis, is 20% or more of its gross insurance income for the taxable year and the 20% Ownership Exception (as defined below) is not met. The following discussion generally would not apply for any taxable year in which each PXRE non-U.S. insurance subsidiary’s RPII falls below the 20% threshold or the 20% Ownership Exception is met. Although PXRE cannot be certain, PXRE believes that each PXRE non-U.S. insurance subsidiary should meet the 20% Ownership Exception and the gross RPII of each non-U.S. insurance subsidiary as a percentage of its gross insurance income should be for the foreseeable future below the 20% threshold for each tax year.

RPII is any insurance income (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is an RPII shareholder (as defined below) or a related person (as defined below) to such RPII shareholder. In general, and subject to certain limitations, “insurance income” is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the portions of the Code relating to insurance companies if the income were the income of a domestic insurance company. The term “RPII shareholder” means any U.S. Person who owns (directly or indirectly through non-U.S. entities) any amount of PXRE shares or the shares of any PXRE non-U.S. insurance subsidiary. Generally, the term “related person” for this purpose means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of shares applying certain constructive ownership principles. A corporation’s pension plan is ordinarily not a related person with respect to the corporation unless the pension plan owns, directly or indirectly through the application of certain constructive ownership rules, more than 50% measured by vote or value, of the shares of the corporation. Each PXRE non-U.S. insurance subsidiary will be treated as a CFC under the RPII provisions if RPII shareholders are treated as owning (directly, indirectly through non-U.S. entities or constructively) 25% or more of the shares of PXRE by vote or value.

RPII Exceptions.  The special RPII rules do not apply to a PXRE non-U.S. insurance subsidiary if (i) direct and indirect insureds and persons related to such insureds, whether or not U.S. Persons, are treated as owning (directly or indirectly through entities) less than 20% of the voting power and less than 20% of the value of the shares of PXRE (the “20% Ownership Exception”), (ii) RPII, determined on a gross basis, is less than 20% of the gross insurance income of the PXRE non-U.S. insurance subsidiary for the taxable year (the “20% Gross Income Exception”), (iii) the subsidiary elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a U.S. trade or business and to waive all treaty benefits with respect to RPII and meet certain other requirements or (iv) the subsidiary elects to be treated as a U.S. corporation and waives all treaty benefits and meets certain other requirements. The PXRE non-U.S. insurance subsidiaries do not intend to make these elections. Where none of these exceptions applies, each U.S. Person owning directly or indirectly through non-U.S. entities, any shares in PXRE (and therefore indirectly, in each PXRE non-U.S. insurance subsidiary) on the last day of the subsidiary’s taxable year will be required to include in its gross income for U.S. federal income tax purposes its share of the RPII of the relevant PXRE non-U.S. insurance subsidiaries for the portion of the taxable year during which the relevant PXRE non-U.S. insurance subsidiaries were CFCs under the RPII provisions, determined as if all such RPII were distributed proportionately only to such U.S. Persons at that date, but limited by each such U.S. Person’s share of the relevant PXRE non-U.S. subsidiary’s current-year earnings and profits as reduced by the U.S. Person’s share, if any, of certain prior-year deficits in earnings and profits. The PXRE non-U.S. insurance subsidiaries intend to operate in a manner that is intended to ensure that they each qualify for the 20% Ownership Exception and 20% Gross Income Exception; however, it is possible that the PXRE non-U.S. insurance subsidiaries will not be successful in qualifying under either exception.

Computation of RPII.  In order to determine how much RPII a PXRE non-U.S. insurance subsidiary has earned in each taxable year (for purposes of providing this information to RPII shareholders), PXRE may obtain and rely upon information from insureds and reinsureds to determine whether any of the insureds, reinsureds or persons related thereto own (directly or indirectly through non-U.S. entities) shares of PXRE and are U.S. Persons. PXRE may not be able to determine whether any of the underlying direct or indirect insureds are RPII shareholders or related persons to such RPII shareholders. Consequently, PXRE may not be able to determine accurately the gross amount of RPII each PXRE non-U.S. subsidiary earns in a given taxable year or whether the 20% Ownership Exception or 20% Gross Income Exception is met. For any year in which the 20% Ownership Exception does not apply and the 20% Gross Income Exception is not met, PXRE may also seek information from its shareholders as to whether beneficial owners of its shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons; to the extent PXRE is unable to determine whether a beneficial owner of its shares is a U.S. Person, PXRE may assume that such owner is not a U.S. Person, thereby increasing the per share RPII amount for all known RPII shareholders. The amount of RPII includible in the income of a RPII shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses.

Apportionment of RPII to U.S. Persons.  Every RPII shareholder who directly or indirectly owns shares of a PXRE non-U.S. insurance subsidiary on the last day of any taxable year of such subsidiary in which the 20% Ownership Exception does not apply and the 20% Gross Income Exception is not met should expect that for such year the RPII shareholder will be required to include in gross income its share of such subsidiary’s RPII for the portion of the taxable year during which the subsidiary was a CFC under the RPII provisions, whether or not distributed, even though such shareholders may not have owned the shares throughout such period. A RPII shareholder who owns common shares during such taxable year but not on the last day of the taxable year is not required to include in gross income any part of a relevant PXRE non-U.S. insurance subsidiary’s RPII.

Basis Adjustments.  A RPII shareholder’s tax basis in its shares will be increased by the amount of any RPII that the shareholder includes in income. The RPII shareholder may exclude from income the amount of any distributions by PXRE out of previously taxed RPII income. The RPII shareholder’s tax basis in its common shares will be reduced by the amount of such distributions that are excluded from income.

Uncertainty as to Application of RPII.  The RPII provisions have never been interpreted by the courts or the U.S. Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of the RPII provisions by the IRS, the courts or otherwise, might have retroactive effect. These provisions include the grant of authority to the U.S. Treasury Department to prescribe “such regulations as may be necessary to carry out the purpose of this subsection including . . . regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise.” Accordingly, the meaning of the RPII provisions and the application thereof to PXRE is uncertain. In addition, PXRE cannot be certain that the amount of RPII or the amounts of the RPII inclusions for any particular RPII shareholder, if any, will not be subject to adjustment based upon subsequent IRS examination. U.S. Persons should consult their tax advisors as to the effects of these provisions.

Information Reporting

Under certain circumstances, U.S. Persons who own (directly or indirectly) shares in a non-U.S. corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 is required by (i) a person who is treated as a RPII shareholder, (ii) a 10% U.S. Shareholder of a non-U.S. corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the non-U.S. corporation, and who owned the shares of such non-U.S. corporation on the last day of that year and (iii) under certain circumstances, a U.S. Person who acquires shares in a non-U.S. corporation and as a result thereof owns 10% or more of the voting power or value of such non-U.S. corporation, whether or not such non-U.S. corporation is a CFC. For any taxable year in which PXRE determines that the 20% Gross Income Exception is not met and the 20% Ownership Exception does not apply to a PXRE non-U.S. insurance subsidiary, PXRE will make available to all U.S. Persons a completed IRS Form 5471 or the relevant information necessary to complete the form. Failure to file IRS Form 5471 may result in penalties.

Tax-Exempt Shareholders

Tax-exempt entities will generally be required to treat certain subpart F insurance income, including RPII, that is includible in U.S. federal gross income by the tax-exempt entity as unrelated business taxable income. Prospective investors that are tax exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code. A tax-exempt organization that is treated as a 10% U.S. Shareholder or a RPII shareholder also must file IRS Form 5471 in the circumstances described above.

Dispositions of Common Shares

Subject to the discussions below relating to the potential application of the Section 1248 of the Code and PFIC rules, U.S. Persons of PXRE common shares generally should recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of such shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. If the holding period for such common shares exceeds one year, any gain will be subject to tax at a current maximum marginal tax rate of 15% for individuals (and certain other non-corporate shareholders) and 35% for corporations. Moreover, gain, if any, generally will be U.S. source gain and will generally constitute “passive income” for foreign tax credit limitation purposes.

Section 1248 of the Code provides that if a U.S. Person sells or exchanges shares in a non-U.S. corporation and such person owned (directly, indirectly through non-U.S. entities or constructively) 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). PXRE believes that, because of the anticipated dispersion of PXRE’s share ownership, provisions in PXRE’s organizational documents that limit voting power and other factors, no U.S. shareholder of PXRE should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power of PXRE; to the extent this is the case, the application of Section 1248 of the Code under the regular CFC rules should not apply to dispositions of PXRE common shares. It is possible, however, that the IRS could challenge the effectiveness of these provisions and that a court could sustain such a challenge. A 10% U.S. Shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. In the event this is determined necessary, PXRE will provide a completed IRS Form 5471 or the relevant information necessary to complete the Form.

Section 1248 of the Code also applies to the sale or exchange of shares in a non-U.S. corporation if the non-U.S. corporation would be treated as a CFC for RPII purposes regardless of whether the shareholder is a 10% U.S. Shareholder or whether the 20% Gross Income Exception is met or the 20% Ownership Exception applies. Existing proposed regulations do not address whether Section 1248 of the Code would apply if a non-U.S. corporation is not a CFC but the non-U.S. corporation has a subsidiary that is a CFC and that would be taxed as an insurance company if it were a domestic corporation. PXRE believes, however, that this application of Section 1248 of the Code under the RPII rules should not apply to dispositions of PXRE common shares because PXRE will not be directly engaged in the insurance business. PXRE cannot be certain, however, that the IRS will not interpret the proposed regulations in a contrary manner or that the U.S. Treasury Department will not amend the proposed regulations to provide that these rules will apply to dispositions of PXRE common shares. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of PXRE common shares.

Passive Foreign Investment Companies

In general, a non-U.S. corporation will be a PFIC during a given year if (i) 75% or more of its gross income constitutes “passive income” (the “75% test”) or (ii) 50% or more of its assets produce (or are held for the production of) passive income (the “50% test”).

If PXRE were characterized as a PFIC during a given year, each U.S. Holder holding common shares would be subject to a penalty tax at the time of the sale (at a gain) of, or receipt of an “excess distribution” with respect to, their shares, unless such holder is a 10% U.S. Shareholder or made a “qualified electing fund election.” It is uncertain that PXRE would be able to provide its shareholders with the information necessary for a U.S. Holder to make a qualified electing fund election. In addition, if PXRE were considered a PFIC, upon the death of any U.S. individual owning shares, such individual’s heirs or estate would not be entitled to a “step-up” in the basis of their shares that might otherwise be available under U.S. federal income tax laws. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). In general, the penalty tax is equivalent to the generally applicable U.S. federal income tax and an interest charge on taxes that are deemed due during the period the shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was taken in equal portion at the highest applicable tax rate on ordinary income throughout the shareholder’s period of ownership. In addition, a distribution paid by a PFIC to U.S. Holders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for a reduced rate of tax as qualified dividend income.

For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC provisions contain a look-through rule under which a non-U.S. corporation shall be treated as if it “received directly its proportionate share of the income . . .” and as if it “held its proportionate share of the assets . . .” of any other corporation in which it owns at least 25% of the value of the shares. Under the look-through rule, PXRE should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its direct and indirect subsidiaries for purposes of the 75% test and the 50% test. PXRE expects that the passive income and assets of its non-insurance direct and indirect subsidiaries should be de minimis.  The PFIC rules also provide that income “derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business . . . is not treated as passive income.”

The insurance income exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. PXRE expects, for purposes of the PFIC rules, that each PXRE insurance subsidiary will be predominantly engaged in the active conduct of an insurance business and is unlikely to have financial reserves in excess of the reasonable needs of its insurance business in each year of operations. Accordingly, PXRE believes it should not be characterized as a PFIC although the result is not free from doubt due to the recent limited activities of PXRE Reinsurance Ltd., PXRE Reinsurance (Barbados) Ltd. and PXRE’s U.S. insurance operations and the status of Peleus Re as a start up company. PXRE cannot be certain, however, as there are currently no regulations regarding the application of the PFIC provisions to an insurance company and new regulations or pronouncements interpreting or clarifying these rules may be forthcoming, that the IRS will not challenge this position and that a court will not sustain such challenge. U.S. Holders should consult their tax advisor as to the effects of the PFIC rules.

Foreign Tax Credit

If U.S. Persons will own a majority of PXRE’s shares, only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by PXRE (including any gain from the sale of common shares that is treated as a dividend under Section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder’s U.S. foreign tax credit limitations. PXRE will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. It is also likely that substantially all of the subpart F income, RPII and dividends that are foreign source income will constitute either “passive” or “general” income. Thus, it may not be possible for most shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income.

Proposed U.S. Tax Legislation

Legislative proposals have been introduced in the U.S. Congress intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain U.S. connections. Moreover, currently proposed tax legislation, if enacted, could have a material adverse effect on PXRE or its shareholders. More specifically, a current legislative proposal would eliminate the application of the reduced rates of tax to dividends paid by any corporation organized under the laws of a foreign country which does not have a comprehensive income tax system, such as Bermuda. It is possible that broader-based or new legislative proposals could emerge in the future that could have an adverse effect on PXRE or its shareholders.

Additionally, the U.S. federal income tax laws and interpretations regarding whether a company is engaged in a trade or business within the United States or is a PFIC, or whether U.S. Persons would be required to include in their gross income the subpart F income or the RPII of a CFC, or whether a company is subject to the inversion tax rules are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to insurance companies, the regulations regarding RPII are still in proposed form and the regulations regarding inversion transactions are in temporary form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. PXRE cannot be certain if, when or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to the amounts paid to U.S. Holders in connection with the special cash dividend, distributions with respect to PXRE common shares, proceeds received from the sale or exchange of Argonaut common stock in connection with the merger and to proceeds received from the sale or exchange of PXRE common shares, unless an exemption applies. Backup withholding may be imposed (currently at a 28% rate) on the above payments if a U.S. Holder (1) fails to provide a taxpayer identification number or certificate of exempt status or (2) fails to report certain types of income in full.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against applicable U.S. federal income tax liability provided the required information is furnished to the IRS.

THE FOREGOING DISCUSSION OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE MERGER, THE SPECIAL CASH DIVIDEND OR THE OWNERSHIP OR DISPOSITION OF PXRE COMMON SHARES. TAX MATTERS ARE VERY COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND UPON THE FACTS OF YOUR PARTICULAR SITUATION. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, WE URGE YOU TO CONSULT WITH YOUR TAX ADVISOR REGARDING THE APPLICABILITY TO YOU OF THE RULES DISCUSSED ABOVE AND THE PARTICULAR TAX EFFECTS TO YOU OF THE PROPOSED TRANSACTION, INCLUDING THE APPLICATION OF STATE, LOCAL AND NON-U.S. TAX LAWS.

THE MERGER AGREEMENT

The following summarizes the material provisions of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties to the merger agreement are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. PXRE and Argonaut shareholders are urged to read the merger agreement carefully and in its entirety as well as the voting agreement and this joint proxy statement/prospectus before making any decisions regarding the merger. The merger agreement has been attached to this joint proxy statement/prospectus to provide PXRE and Argonaut shareholders with information regarding its terms and conditions. It is not intended to provide any other factual information about PXRE or Argonaut. In particular, the assertions embodied in the representations and warranties contained in the merger agreement (and summarized below) are qualified by information in confidential disclosure schedules provided by PXRE and Argonaut to each other in connection with the signing of the merger agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Moreover, certain representations and warranties in the merger agreement were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material by shareholders, or may have been used for the purpose of allocating risk between PXRE and Argonaut rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the merger agreement (or the summaries below) as characterizations of the actual state of facts about PXRE or Argonaut.

The Merger

The merger agreement among PXRE, PXMS and Argonaut provides for the merger of PXMS with and into Argonaut, with Argonaut surviving as a wholly owned subsidiary of PXRE, and the conversion of each share of common stock of Argonaut into the right to receive a number of common shares of PXRE equal to the exchange ratio. The preliminary exchange ratio is 6.4672, which would mean that an Argonaut shareholder would be entitled to receive 6.4672 common shares of PXRE for each share of Argonaut common stock owned. The preliminary exchange ratio is subject to adjustment if the special cash dividend that Argonaut has declared is less than $60 million due to regulatory restrictions or other reasons.

The preliminary exchange ratio is also subject to adjustment in the event that Argonaut issues or purchases any of its shares of common stock or securities convertible into or exchangeable for such shares of common stock, declares a dividend on its shares of common stock, or disposes of any of its assets or any of the assets or capital stock of any of its subsidiaries (subject in each case to limited exceptions set forth in the merger agreement). If any of those events occur between the date of the merger agreement and the completion of the merger, then Argonaut shall prepare a recalculated exchange ratio pursuant to the terms of the merger agreement. The final exchange ratio will be the lesser of the preliminary exchange ratio (as adjusted for a special cash dividend of less than $60 million) and the recalculated exchange ratio. As of the date of this joint proxy statement/prospectus, Argonaut has not taken any actions that would require it to prepare a recalculated exchange ratio, but Argonaut is permitted to, and may, take any of those actions prior to the completion of the merger, and thus would be required to prepare a recalculated exchange ratio. If the recalculated exchange ratio is less than the preliminary exchange ratio (as adjusted for a special cash dividend of less than $60 million), the number of PXRE common shares to which an Argonaut shareholder would be entitled for each share of Argonaut common stock owned would be reduced.

The merger agreement provides that, at the effective time of the merger, the shares of Argonaut common stock shall automatically be cancelled and shall cease to exist, and each certificate representing shares of Argonaut common stock shall thereafter represent only the right to receive PXRE common shares (and cash in lieu of fractional shares).

Representations and Warranties

The merger agreement contains representations and warranties given by each of PXRE and Argonaut to the other, many of which are qualified by materiality. The representations and warranties relate to, among other topics, the following:

•	organization, standing and corporate power, charter documents and ownership of subsidiaries;

•	capital structure;

•	authorization, execution, delivery and enforceability of the merger agreement and related matters;

•	consents, approvals and the non-violation of the merger agreement of certain charters and agreements;

•	filing with the SEC and accuracy of information contained in financial statements;

•	statutory statements;

•	absence of certain changes or events;

•	absence of material litigation except as previously disclosed;

•	absence of undisclosed liabilities;

•	title to all property owned or leased;

•	insurance policies;

•	accuracy of information supplied for or to be supplied for inclusion or incorporation by reference in the registration statement or this joint proxy statement/prospectus;

•	broker and other similar fees;

•	contracts;

•	compliance with applicable law;

•	reserves;

•	reinsurance matters;

•	tax matters and the payment of taxes;

•	validity of permits required to do business;

•	employee benefit plan matters;

•	intellectual property matters;

•	information technology;

•	beneficial ownership of common shares; and

•	opinions of financial advisors.

None of the representations or warranties in the merger agreement survives the completion of the merger.

Conduct of Business

Each of PXRE and Argonaut has undertaken certain covenants in the merger agreement restricting the conduct of their respective businesses between the date of the merger agreement and the effective time of the merger. In general, each of PXRE and Argonaut has agreed that, during the period from the date of the agreement to the effective time of the merger, PXRE and Argonaut and their respective subsidiaries will carry on their businesses in the ordinary course consistent with past practice, use their commercially reasonable efforts to preserve intact their current business organizations and current business relationships, keep available the services of their current key employees, and maintain each rating classification, published or indicative, assigned by A.M. Best and S&P.

PXRE has also agreed to various specific restrictions relating to the conduct of business of PXRE and its subsidiaries between the date of the merger agreement and the effective time of the merger. Subject to specified exceptions, without the prior written consent of Argonaut, PXRE has agreed to limit its and its subsidiaries’ ability to:

•	adopt or propose any material change to its organizational documents;

•	declare, set aside or pay any shareholder dividend or other distribution;

•	enter into any business combination transaction with any third party or acquire capital stock or assets of any third party;

•	sell, lease, license, subject to an encumbrance, or otherwise surrender, any assets other than in the ordinary course of business;

•	issue, sell, grant, pledge or otherwise encumber any of its capital shares or other securities;

•	split, combine or reclassify any of its capital shares or authorize the issuance of or issue securities in respect of, in lieu of, or in substitution for, its capital shares;

•	take any action that, if such action had been taken prior to the date of the merger agreement, would have caused certain representations and warranties made to be untrue in any material respect;

•	enter into any amendment of any material term of any of its outstanding securities;

•	accelerate the vesting of any options;

•	incur, guarantee or assume any indebtedness;

•	enter into any transaction with any of its affiliates;

•	grant any increase in the base salary of directors and officers, employees, consultants or agents;

•	enter into or materially amend any of the benefit plans or any severance, consulting, retention or employment agreement;

•	hire or terminate the employment or contractual relationship of any officer, employee, consultant or agent who is not terminable at will without any penalty or cost;

•	change any method of accounting or accounting principles or practices;

•	pay, discharge, settle or satisfy any actual or threatened proceedings, liabilities or obligations;

•	terminate or cancel any insurance coverage with respect to any material assets;

•	make or agree to make any new capital expenditure;

•	enter into any hedging or swap agreements or contracts or other similar financing instruments or redeem, repurchase, prepay, defease or otherwise acquire any of PXRE’s indebtedness;

•	fail to maintain the reinsurance agreements that PXRE has ceded, transferred or reinsured in full force and effect;

•	fail to timely file SEC or any insurance regulatory reports, or comply with the requirements of the Sarbanes-Oxley Act of 2002, which we refer to as the Sarbanes-Oxley Act;

•	purchase or redeem any of the capital shares of PXRE or any subsidiary of PXRE, or any other equity interests or any rights, warrants or options to acquire any such shares or interests, other than as otherwise contractually required;

•	enter into, make any proposal for, renew, extend or amend in any material respect, terminate, cancel, release or assign any right or claim under, any contract or agreement which is or, if applicable, would be material to PXRE or any of its subsidiaries;

•	sell, assign, license, mortgage, pledge, sublicense, encumber, impair, abandon or fail to maintain in any material respect any of its material intellectual property rights;

•	grant, extend, amend, waive or modify any rights in or to a material portion of its intellectual property rights;

•	make any material change in its underwriting, reinsurance, marketing, claim processing and payment, or reduce the amount of any reserves and other liability accruals held in respect of losses or loss adjustment expenses arising under or relating to its insurance contracts;

•	undertake any abandonment, modification, waiver or termination of any of its permits; or

•	surrender any material tax claims.

Argonaut has also agreed to various specific restrictions relating to the conduct of business of Argonaut and its subsidiaries between the date of the merger agreement and the effective time of the merger. Subject to specified exceptions, without the prior written consent of PXRE, Argonaut has agreed to limit its and its subsidiaries’ ability to:

•	adopt or propose any material change to its organizational documents;

•	enter into any agreement for a business combination, acquisition or disposition with any third party involving aggregate consideration in excess of $300 million;

•	change any method of accounting or accounting principles or practices; or

•	fail to timely file SEC or any insurance regulatory reports, or comply with the requirements of the Sarbanes-Oxley Act.

Alternative Proposals

The merger agreement provides that PXRE shall not, nor shall it authorize or permit any of its subsidiaries, or any of their respective directors, officers or employees or any representatives retained by it or any of its subsidiaries to, directly or indirectly:

•	solicit, initiate, facilitate or knowingly encourage any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to an “alternative transaction proposal” (as defined below); or

•	enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with, any alternative transaction proposal, provided that PXRE may participate in discussions and furnish information at any time prior to obtaining PXRE shareholder approval of the transactions contemplated by the merger agreement, in response to a bona fide written alternative transaction proposal, if:

•	PXRE’s board of directors has determined in good faith, after consultation with its financial and legal advisors, that the alternative transaction proposal constitutes or is reasonably likely to constitute a “superior proposal” (as defined below); and

•	PXRE has given written notice to Argonaut.

The merger agreement also provides that the PXRE board of directors shall not:

•	withdraw its approval, recommendation or declaration of the advisability of the merger, or recommend, adopt or approve any alternative transaction proposal, unless, at any time prior to obtaining PXRE shareholder approval of the transactions contemplated by the merger agreement, PXRE’s board of directors has determined, after consultation with its legal advisors, that action is consistent with its fiduciary obligations to the shareholders of PXRE; or

•	approve or recommend, or allow PXRE or any of its subsidiaries to execute or enter into, any letter of intent or agreement constituting or that could reasonably be expected to lead to, any alternative transaction proposal or requiring it to abandon, terminate or fail to complete the merger, unless, at any time prior to obtaining PXRE shareholder approval of the transactions contemplated by the merger agreement:

•	the PXRE board of directors has received an alternative transaction proposal that constitutes a superior proposal;

•	in light of such superior proposal, the PXRE board of directors shall have determined in good faith after consultation with outside counsel, that such action is consistent with the fiduciary duties of the PXRE board of directors;

•	PXRE has notified Argonaut in writing of such determination, indicating in such notice the material terms and conditions of the superior proposal;

•	during the seventy-two hour period immediately following the delivery of such notice, PXRE negotiates with Argonaut to make such adjustments to the terms and conditions of the merger agreement as would enable the parties to proceed with the transactions contemplated thereby on such adjusted terms;

•	following such seventy-two hour period, the PXRE board of directors shall have again made the determination that such action is consistent with its fiduciary duties; and

•	PXRE pays Argonaut the applicable PXRE termination fee described below.

An “alternative transaction proposal” means any inquiry, proposal or offer from any person relating to, or that could reasonably be expected to lead to:

•	a business combination directly involving PXRE;

•	PXRE’s acquisition of any third party in a business combination in which the shareholders of the third party immediately prior to completion of such business combination will own more than twenty-five percent (25%) of PXRE’s outstanding share capital immediately following such business combination, including the issuance by PXRE of more than twenty-five percent (25%) of any class of its voting equity securities as consideration for assets or securities of a third party; or

•	any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of assets or properties, including by means of the acquisition of share capital, that constitutes twenty-five percent (25%) or more of the assets of PXRE and PXRE’s subsidiaries, taken as a whole, or twenty-five percent (25%) or more of any class of equity securities of PXRE other than the merger and the transactions contemplated by the merger agreement.

A “superior proposal” means a proposal:

•	involving (i) PXRE’s acquisition of any third party in a business combination in which the shareholders of the third party immediately prior to completion of such business combination will own more than fifty percent (50%) of PXRE’s outstanding share capital immediately following such business combination, including the issuance by PXRE of more than fifty percent (50%) of its voting equity securities as consideration for assets or securities of a third party or (ii) the direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of fifty percent (50%) or more of the assets of PXRE and PXRE subsidiaries, taken as a whole, or fifty percent (50%) or more of the voting equity securities of PXRE; and

•	having terms that, taking into account (as and to the extent that the PXRE board of directors deems relevant) all legal, financial, regulatory, fiduciary and other aspects of the proposal and the person proposing such proposal, (i) would, if completed, result in a transaction that is more favorable to the holders of PXRE common shares (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by the merger agreement and (ii) is reasonably capable of being completed.

The merger agreement also provides that if Argonaut or any of its subsidiaries enters into an agreement for a business combination, acquisition or disposition with a third party involving aggregate consideration in excess of $300 million without PXRE’s prior written consent, PXRE or Argonaut may terminate the merger agreement.

Additional Covenants

The merger agreement contains a number of additional covenants made by PXRE and/or Argonaut, including covenants relating to:

•	the access to information of each party to the other party;

•	the preparation, filing and distribution of this joint proxy statement/prospectus and the filing of the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part;

•	amendments of the employees benefit plans of PXRE and Argonaut;

•	timeliness in holding shareholders’ meetings to propose and approve the merger agreement and the transactions contemplated thereby, and the recommendation of the parties’ boards of directors that shareholders vote in favor of the proposals;

•	the delivery of comfort letters from each party’s independent registered public accounting firm;

•	cooperation with respect to: (i) filings with governmental authorities and other agencies and organizations, (ii) the approval or waivers of third parties and legal proceedings and (iii) any additional instruments necessary to complete the merger, (iv) the defense of any lawsuits or other legal proceedings challenging the merger agreement or the completion of the merger and the other transactions contemplated by the merger agreement;

•	reasonable best efforts to take all other actions, and do all other things necessary, to complete the transactions contemplated in the merger agreement;

•	press releases and other public statements concerning the transactions;

•	indemnification of directors and officers;

•	an increase in the number of members on the board of directors of PXRE following the merger from 11 directors to 13 directors and the composition thereof;

•	the increase in PXRE’s authorized share capital following the merger;

•	the amendment of PXRE’s memorandum of association and bye-laws following the merger;

•	employee matters, including an agreement to honor all PXRE employee benefit plans in accordance with their terms and to provide the same base salary, bonus opportunity and employee benefits to employees of PXRE and its subsidiaries for one year following the merger;

•	the treatment of outstanding options and restricted shares;

•	tax matters; and

•	affiliates of Argonaut for purposes of Rule 145 under the Securities Act.

Completion of the Merger

Unless the parties agree otherwise, the closing of the merger will take place no later than the twenty-first (21st) day after all closing conditions have been fulfilled or waived at the offices of Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York 10019. The merger will be completed when we file a certificate of merger with the Delaware Secretary of State, unless we agree to a later time for the completion of the merger and specify that time in the certificate of merger.

We currently expect to complete the merger by August 31, 2007, subject to receipt of required shareholder and regulatory approvals and satisfaction of the other conditions to completion of the merger.

Conditions to Completion of the Merger

Conditions to Each Party’s Obligation to Effect the Merger

The respective obligation of each party to effect the merger is subject to the satisfaction or waiver on or prior to the closing date of the merger of the following conditions:

•	the shareholders of PXRE and Argonaut shall have approved the transactions contemplated by the merger agreement;

•	any waiting period applicable to the merger under the HSR Act shall have been terminated or shall have expired;

•	all required regulatory consents and approvals must have been obtained;

•	no temporary restraining order, injunction or other judgment or order issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing completion of the merger shall be in effect;

•	the representations and warranties of the other party shall be true and correct, subject in certain cases to the material adverse effect standard provided in the merger agreement;

•	the other party shall have complied, in all material respects, with its obligations under the merger agreement prior to the closing date;

•	no event shall have occurred that, individually or in the aggregate, would reasonably be expected to have any material adverse effect, as defined in the merger agreement, with respect to the other party;

•	the other party shall have delivered a certificate signed by its chief executive officer and its chief financial officer stating that the three preceding conditions have been satisfied;

•	PXRE and Argonaut each shall have received an opinion from its legal advisor addressing the tax consequences of the proposed transactions; and

•	PXRE and Argonaut shall have received an opinion from PXRE’s Bermuda counsel advising on the required shareholder vote for the merger and the related shareholder proposals under Bermuda law.

Additional Conditions to the Obligation of Argonaut to Effect the Merger

The obligation of Argonaut to effect the merger is subject to the satisfaction or waiver on or prior to the effective time of the merger of the following additional conditions:

•	the voting agreement shall be in full force and effect without having been amended, modified or supplemented without the consent of all of the parties thereto;

•	neither PXRE nor Argonaut shall have received notice from either A.M. Best or S&P that any rating assigned to PXRE or Argonaut is subject to being downgraded or has been downgraded;

•	all conditions precedent to the reverse split of common shares of PXRE shall have been satisfied;

•	all conditions precedent to the change of name of “PXRE Group Ltd.” to “Argo Group International Holdings, Ltd.” shall have been satisfied; and

•	the conversion of PXRE’s convertible preferred shares and convertible common shares into common shares shall have been effected.

Termination

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval of matters presented in connection with the merger at the shareholders meeting of Argonaut or the shareholders meeting of PXRE, or any adjournment or postponement thereof:

•	by mutual written consent of PXRE and Argonaut;

•	by either PXRE or Argonaut:

•	if the merger shall not have been completed on or before August 31, 2007;

•	if Argonaut’s shareholder approval shall not have been obtained at Argonaut’s shareholder meeting;

•	if PXRE shareholder approval shall not have been obtained at PXRE shareholder meeting; or

•	if any governmental entity shall have issued an order permanently restraining, enjoining or otherwise prohibiting the merger and such order is or shall have become final and non-appealable;

•	by PXRE, if the Argonaut board of directors withdraws its approval, recommendation or declaration of the advisability of the merger;

•	by PXRE, if Argonaut or any of its subsidiaries enters into an agreement for a business combination, acquisition or disposition with a third party involving an aggregate consideration in excess of $300 million without PXRE’s prior written consent;

•	by Argonaut, if PXRE does not provide its prior written consent to Argonaut or any of its subsidiaries entering into an agreement with a third party for a business combination, acquisition or disposition involving an aggregate consideration in excess of $300 million;

•	by PXRE, if prior to the closing date there shall have been certain breaches in or inaccuracies of any representation, warranty, covenant or agreement on the part of Argonaut contained in the merger agreement;

•	by PXRE, if any of the conditions to PXRE’s obligation to effect the merger set forth in the merger agreement shall have become incapable of fulfillment prior to August 31, 2007 and PXRE or PXMS is not then in material breach of any representation, warranty or covenant contained in the merger agreement;

•	by Argonaut, if the PXRE board of directors withdraws its approval, recommendation or declaration of the advisability of the merger, or recommends, adopts or approves any alternative transaction proposal;

•	by Argonaut, if prior to the closing date there shall have been certain breaches or inaccuracies of any representation, warranty, covenant or agreement on the part of PXRE or PXMS contained in the merger agreement; or

•	by Argonaut, if any of the conditions to Argonaut’s obligation to effect the merger set forth in the merger agreement, shall have become incapable of fulfillment prior to August 31, 2007 and Argonaut is not then in material breach of any representation, warranty or covenant contained in the merger agreement.

Effect of Termination

In the event the merger agreement is terminated, the merger agreement shall immediately become null and void and have no effect and the obligations of the parties under the merger agreement shall terminate, except for certain provisions of the merger agreement, including those relating to the effects of termination, fees and expenses, termination fee payments, governing law, jurisdiction, waiver of jury trial and specific performance, which will continue in effect. Also, the termination of the merger agreement will not relieve a party from any liabilities or damages arising out of its willful or intentional breach of any provision of the merger agreement, including any making of a representation of warranty with knowledge that such representation or warranty is not true and correct.

Termination Fees and Expenses

Argonaut will be obligated to pay to PXRE a termination fee of $40 million, and such amount shall constitute liquidated damages in respect of such termination, if the merger agreement is terminated:

•	by PXRE if the Argonaut board of directors withdraws its approval, recommendation or declaration of the advisability of the merger;

•	by PXRE if Argonaut or any of its subsidiaries enters into an agreement for a business combination, acquisition or disposition with a third party involving aggregate consideration in excess of $300 million without PXRE’s prior written consent; or

•	by Argonaut if PXRE does not provide its written consent to Argonaut or any of its subsidiaries entering into an agreement with a third party for a business combination, acquisition or disposition involving aggregate consideration in excess of $300 million.

PXRE will be obligated to pay to Argonaut a termination fee of $20 million, and such amount shall constitute liquidated damages in respect of such termination, if the merger agreement is terminated:

•	by Argonaut, if the PXRE board of directors withdraws its approval, recommendation or declaration of the advisability of the merger, or recommends, adopts or approves any alternative transaction proposal;

•	by PXRE if, at any time prior to receipt of the PXRE shareholder approval of the transactions contemplated by the merger agreement: (i) the PXRE board of directors has received an alternative transaction proposal that constitutes a superior proposal, (ii) in light of such superior proposal, the PXRE board of directors shall have determined in good faith after consultation with outside counsel, that such action is consistent with the fiduciary duties of the PXRE board of directors, (iii) PXRE has notified Argonaut in writing of such determination, indicating in such notice the material terms and conditions of such alternative transaction proposal, (iv) during the seventy-two hour period immediately following the delivery of such notice, PXRE negotiates with Argonaut to make such adjustments to the terms and conditions of the merger agreement as would enable the parties to proceed with the transactions contemplated by the merger agreement on such adjusted terms, (v) following such seventy-two hour period, the PXRE board of directors shall have again made the determination that such action is consistent with its fiduciary duties; or

•	prior to the date of the PXRE shareholders meeting, an alternative transaction proposal shall have been made to PXRE or directly to its shareholders generally and not withdrawn, the merger agreement is terminated by PXRE because the merger was not completed on or before August 31, 2007, and within six (6) months of such termination, PXRE enters into a definitive agreement to complete and completes the transactions contemplated by such alternative transaction proposal (provided that for purposes of PXRE’s termination fee obligations, references to “25%” in the merger agreement definition of alternative transaction proposal shall be deemed to be “50%”).

Amendment and Waiver

The merger agreement provides that it may not be amended except by an instrument in writing signed on behalf of each of the parties. At any time prior to the effective time of the merger, with certain exceptions, any party may (a) extend the time for performance of any obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant to the merger agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in the merger agreement. Any agreement by a party to an extension or waiver must be in writing.

Governing Law

The merger agreement is governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

THE VOTING AGREEMENT

The following summarizes the material provisions of the voting agreement, which is attached as Annex D to this joint proxy statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties to the voting agreement are governed by the express terms and conditions of the voting agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. PXRE and Argonaut shareholders are urged to read the voting agreement carefully and in its entirety as well as the merger agreement and this joint proxy statement/prospectus before making any decisions regarding the merger.

Overview

In connection with the execution of the merger agreement, PXRE, Argonaut and the PXRE preferred shareholders entered into the voting agreement. The voting agreement provides for the conversion of the convertible preferred shares at a reduced conversion price ($6.24, reduced from the conversion price of $11.18 as of March 31, 2007), the conversion of the convertible common shares, and the agreement of the PXRE preferred shareholders to vote in favor of and consent to the merger and the transactions contemplated thereby.

Consents of PXRE Preferred Shareholders

Each PXRE preferred shareholder consented to:

•	the reduction of the conversion price of the convertible preferred shares to $6.24;

•	the waiver of any dividends that would have otherwise accrued on the convertible preferred shares from and after December 31, 2006;

•	the waiver of any adjustments to the conversion price that would have occurred as a result of casualty reserve adjustments, issuances of additional common shares, recapitalizations or as a result of the merger;

•	the expansion by PXRE into new lines of business as a result of the merger; and

•	the increase in the number of members of the board of directors of PXRE from 11 to 12 or 11 to 13.

The consents are conditioned on completion of the merger on or prior to August 31, 2007. If the merger is not completed by August 31, 2007 or the merger agreement is terminated, the consents will be rescinded and have no effect.

Voting of Preferred Shares and Convertible Common Shares

Each PXRE preferred shareholder agreed to vote its convertible preferred shares and convertible common shares, and irrevocably granted to PXRE a proxy to vote such PXRE preferred shareholder’s convertible preferred shares and convertible common shares, in favor of the merger and the transactions contemplated thereby, and against any other transaction that may be presented to the shareholders of PXRE other than a transaction that the PXRE board of directors has determined to be more favorable to the common shareholders of PXRE. The agreement to vote and the proxy will be revoked, and the conversion price will not be reduced, if the merger is not completed by August 31, 2007 or the merger agreement is terminated.

Conversion

Upon satisfaction or waiver of all of the conditions of the merger, each PXRE preferred shareholder agreed that at least one business day prior to the closing date of the merger, such PXRE preferred shareholder will:

•	surrender all of its convertible preferred shares, and provide written evidence of such PXRE preferred shareholder’s election to convert all of its convertible preferred shares into convertible common shares using the reduced conversion price; and

•	surrender all of its convertible common shares, and provide written evidence of such PXRE preferred shareholder’s election to convert all of its convertible common shares into common shares on a one-for-one ratio.

The conversion is conditioned on the completion of the merger on or prior to August 31, 2007. If the merger is not completed on or prior to August 31, 2007 or the merger agreement is terminated, (a) the elections will be rescinded and have no effect, (b) the PXRE preferred shareholders will continue to hold the convertible preferred shares and convertible common shares they held immediately prior to the elections, and (c) the conversion terms in effect prior to entering the voting agreement, including the existing conversion price, shall apply.

Conversion at the reduced conversion price in connection with the merger as provided for in the voting agreement will result in dilution to PXRE common shareholders of approximately 5.0% more than what would have resulted from conversion of the convertible preferred shares at the conversion price which otherwise would have been applicable as of March 31, 2007.

Restrictions on Transfer

Each PXRE preferred shareholder agreed not to transfer any of its convertible preferred shares or convertible common shares at any time prior to the termination of the voting agreement unless the acquirer agrees to be bound by the voting agreement and becomes a party thereto.

Termination

The voting agreement will terminate on the earliest of (a) the effective time of the merger, (b) the termination of the merger agreement and (c) August 31, 2007.

Amendment and Waiver

No supplement, modification or amendment of the voting agreement will be binding unless made in a written instrument signed by all of the parties thereto.

Governing Law

The voting agreement is governed by, and construed in accordance with, the laws of Bermuda, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

INFORMATION ABOUT PXRE

PXRE Group Ltd.
110 Pitts Bay Road
Pembroke HM08
Bermuda
(441) 296-5858

For a detailed description of PXRE’s business, the latest financial statements of PXRE, management’s discussion and analysis of PXRE’s financial condition and operating results, and other important information concerning PXRE, please refer to PXRE’s annual report on Form 10-K for the year ended December 31, 2006, and other documents filed with the SEC, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 183.

Unless the context otherwise requires, references to “PXRE,” include PXRE Group Ltd., a Bermuda holding company, and its subsidiaries, which principally include PXRE Bermuda, PXRE Delaware, PXRE Reinsurance, PXRE Solutions, S.A., which we refer to as PXRE Europe, PXRE Holdings (Ireland) Limited, which we refer to as PXRE Ireland and PXRE Reinsurance (Barbados) Ltd., which we refer to as PXRE Barbados. References to SAP refer to statutory accounting principles in either Bermuda, where PXRE Bermuda is domiciled, or the State of Connecticut, where PXRE Reinsurance is domiciled, as applicable.

General

PXRE is an insurance holding company organized in Bermuda and was formed in 1999 as part of the reorganization of PXRE Delaware. PXRE historically provided reinsurance products and services to a worldwide marketplace through PXRE’s wholly owned subsidiary operations located in Bermuda, Europe and the United States. PXRE’s primary business historically has been catastrophe and risk excess reinsurance, which accounted for substantially all of PXRE’s net premiums earned. PXRE’s catastrophe and risk excess business included property catastrophe excess of loss, property catastrophe proportional, property catastrophe retrocessional, property risk excess and marine excess and aerospace excess reinsurance products.

PXRE generated net income before convertible preferred share dividends of $28.5 million in 2006 compared to a net loss before convertible preferred share dividends of $697.6 million in 2005. The primary cause of the 2005 net loss was the net impact of catastrophe losses arising from Hurricanes Katrina, Rita and Wilma of $806.9 million, after reinsurance recoveries on PXRE’s outwards reinsurance program and the impact of inwards and outwards reinstatements and additional premiums. PXRE had $84.5 million in net premiums earned during the year ended December 31, 2006, as compared to $388.3 million in the prior year. PXRE had negative $5.2 million in net premiums earned during the three months ended March 31, 2007, as compared to $77.1 million in the comparable prior year period.

Overview of Recent Developments

On February 16, 2006, PXRE announced that PXRE would be increasing its estimates of the net pre-tax impact of Hurricanes Katrina, Rita and Wilma on PXRE’s operating results for the year ended December 31, 2005. PXRE also first announced PXRE’s intention to explore strategic alternatives due to concerns about the hurricane losses and the resulting potential negative impact on PXRE’s credit ratings. Following these announcements, in February 2006 PXRE’s counterparty credit and financial strength ratings were downgraded by the major rating agencies to a level that was generally unacceptable to many of PXRE’s reinsurance clients. These ratings downgrades have had a significant negative impact on PXRE’s operating results and profitability because they have impaired PXRE’s ability to retain and renew PXRE’s existing reinsurance business. In light of the negative consequences of rating downgrades, PXRE’s board of directors decided to retain Lazard (who has since been succeeded by KBW) as a financial advisor to assist in the process.

Peleus Re

On March 14, 2007, the board of directors concluded its strategic alternative evaluation process and announced that PXRE had entered into the merger agreement with Argonaut. Concurrently with the announcement of the merger, PXRE also announced the formation of a new Bermuda based reinsurance subsidiary, Peleus Re. Peleus Re has been rated “A−” by A.M. Best and is expected to begin writing reinsurance business. Peleus Re will focus on underwriting medium to small commercial property reinsurance risks on a pro rata and risk excess basis, and property catastrophe reinsurance risk on a controlled basis. It is also expected to provide reinsurance of casualty risks. Following the merger, Peleus Re wil provide quota share reinsurance to Argonaut for its property and casualty risks. Peleus Re was initially capitalized with $213 million contributed from the existing surplus of PXRE Bermuda, and its capitalization is expected to increase by $27 million upon completion of the merger. PXRE Bermuda and PXRE Reinsurance will be placed into an orderly runoff, but will provide intercompany reinsurance support to Peleus Re.

In addition to her position as Senior Vice President, Business Development at Argonaut, Barbara Bufkin has been appointed President of Peleus Re.

Status of Reinsurance Business

As of January 1, 2006, more than 75% of PXRE’s business (by premium volume) was subject to contractual provisions allowing clients additional rights upon a decline in PXRE’s ratings or capital. As of December 31, 2006, almost all of PXRE’s reinsurance contracts had either been cancelled, non-renewed or expired.

PXRE had net income before convertible preferred share dividends of $28.5 million in 2006 compared to a net loss before convertible preferred share dividends of $697.6 million in 2005. The primary cause of the 2005 net loss was the net impact of catastrophe losses arising from Hurricanes Katrina, Rita and Wilma of $806.9 million, after reinsurance recoveries on PXRE’s outwards reinsurance program and the impact of inwards and outwards reinstatements and additional premiums. PXRE had $84.5 million in net premiums earned during the year ended December 31, 2006, as compared to $388.3 million in the prior year. PXRE had negative $5.2 million in net premiums earned during the three months ended March 31, 2007, as compared to $77.1 million in the comparable prior year period.

As a reinsurer, PXRE generated income primarily through the premiums from clients who purchased PXRE’s reinsurance contracts and the investment income generated by PXRE’s portfolio of invested assets. PXRE’s primary expenses are the losses incurred under PXRE’s reinsurance contracts, commissions and brokerage paid to reinsurance brokers who place reinsurance contracts with PXRE, PXRE’s general operating expenses such as salaries and rent, and interest expense on PXRE’s debt. The two largest variables that determine the profitability of PXRE’s business from period to period are generally the amount of premiums generated and the size of losses incurred.

In the event the merger is not completed, PXRE does not anticipate that Peleus Re would be able to maintain its current rating and implement its current business plan. Unless PXRE were to implement a strategic alternative that would allow it to provide clients with an acceptably rated counterparty, PXRE does not anticipate that PXRE would be able to underwrite any material amount of new reinsurance business in 2007 and would therefore not be able to generate any material amount of net premiums earned during 2007. The reduction in premium income has and will have a material adverse effect on PXRE’s future operating results, liquidity and financial condition. Net premiums earned were PXRE’s primary source of revenue for the years ended December 31, 2006 and 2005, accounting for 61% and 92% of PXRE’s revenue, respectively. In 2006 and 2005, revenue from non-premium sources was not sufficient to offset operating expenses and interest expenses. PXRE therefore expects to incur net operating losses in future periods unless it is successful in executing the merger or a strategic alternative other than runoff. If such operating losses were to occur, this would result in a decline in PXRE’s shareholders’ equity. However, PXRE currently expects that its portfolio of short duration high credit quality fixed income securities, totaling $570.2 million as of March 31, 2007, will provide sufficient liquidity to meet the currently foreseen needs of PXRE’s counterparties.

Status of Credit and Financial Strength Ratings

Immediately following PXRE’s February 16, 2006 announcement, S&P downgraded its counterparty credit and financial strength rating on PXRE Reinsurance and PXRE Bermuda from “A−” to “BBB+” and placed these ratings on CreditWatch with negative implications. A.M. Best, an independent insurance industry rating organization, also downgraded its financial strength rating on these entities from “A−” to “B++” with a negative outlook. On February 17, 2006, Moody’s downgraded its insurance financial strength rating of PXRE Reinsurance from “Baa1” to “Baa2” and placed this rating under review for possible further downgrade.

On February 23, 2006, S&P further downgraded its counterparty credit and financial strength rating on PXRE Reinsurance and PXRE Bermuda from “BBB+” to “BBB−” where they remain on CreditWatch with negative implications. On February 24, 2006, A.M. Best further downgraded its financial strength rating on these entities from “B++” to “B+” with a negative implication. On February 28, 2006, Moody’s further downgraded its insurance financial strength rating of PXRE Reinsurance from “Baa2” to “Baa3” and placed this rating under review for possible further downgrade.

On April 11, 2006, PXRE announced that PXRE had requested that the major credit rating agencies withdraw their financial strength and claims paying ratings of PXRE and its operating subsidiaries after finding that operational ratings below the critical “A” category provided little value for a reinsurer. In the wake of this request, A.M. Best downgraded its financial strength ratings of PXRE Reinsurance and PXRE Bermuda from “B+” to “B” and withdrew these ratings; S&P downgraded its counterparty credit and financial strength rating on PXRE Reinsurance and PXRE Bermuda from “BBB−” to “BB+” and then withdrew these ratings; and Moody’s downgraded its insurance financial strength rating of PXRE Reinsurance from “Baa3” to “Ba2” and then withdrew this rating.

Ratings have become an increasingly important factor in establishing the competitive position of reinsurance companies. Due to these recent ratings downgrades and withdrawal of the operational ratings of PXRE’s reinsurance subsidiaries by A.M. Best, S&P and Moody’s, PXRE’s competitive position in the reinsurance industry has suffered and PXRE has been unable to retain PXRE’s reinsurance portfolio and renew many of PXRE’s existing reinsurance agreements. This has resulted in a substantial loss of business as ceding companies and brokers that place such business move to other reinsurers with higher ratings.

On March 15, 2007, Peleus Re received a rating of “A−” from A.M. Best. PXRE’s reinsurance subsidiaries, PXRE Bermuda and PXRE Reinsurance were also re-rated “B+” by A.M. Best on March 15, 2007.

Description of Share Capital

PXRE was incorporated as an exempted company under the Companies Act. Accordingly, the rights of PXRE shareholders are governed by Bermuda law and PXRE’s memorandum of association and bye-laws. The following description of PXRE’s common shares summarizes certain provisions in PXRE’s memorandum of association and bye-laws. Because this is a summary, it does not contain all the information that may be important to you and does not purport to be complete and is subject to, and qualified in its entirety by reference to, other documents (including PXRE’s memorandum of association and bye-laws). The summary supplements and is qualified by the description of PXRE’s common shares set forth in PXRE’s registration statement on Form 8-A filed on August 23, 1999, including any amendment or report filed for the purpose of updating the description, which is incorporated by reference.

Current Limitations on Voting Rights, Transfer and Ownership

Each common share has one vote, except that if, and so long as, the shares controlled (as described below) by any person constitute more than 9.9% of the voting power of PXRE’s outstanding shares, including common shares, the voting rights with respect to the “controlled shares” owned by that person will be limited, in the aggregate, to a voting power of 9.9%. PXRE’s board of directors may in its discretion waive the 9.9% limitation on a case by case basis. PXRE’s board of directors has waived the 9.9% limitation with respect to Capital Z and certain of its affiliates.

Under PXRE’s bye-laws, “controlled shares” include, among other things, (i) all shares of PXRE that a person owns within the meaning of Section 958(a) of the Code or is considered as owning by applying the rules of

Section 958(b) of the Code, (ii) all shares of PXRE that a person owns by applying the rules of Section 544 or 554 of the Code, and (iii) all shares of PXRE that a person owns directly, indirectly or beneficially as a result of the possession of sole or shared voting power within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder. These voting reallocation provisions could make it difficult or impossible for any person or group of persons acting in concert to acquire control of PXRE without agreement by PXRE’s board of directors.

PXRE’s bye-laws prohibit the issuance, redemption, repurchase or transfer of any shares that results in any shareholder (together with any persons whose stock would be attributable to such shareholder under current or former Sections 544, 554 and 958 of the Code or Section 13(d) of the Exchange Act) owning or controlling more than 9.9% of all its issued and outstanding shares. Notwithstanding the foregoing, PXRE’s board of directors in its discretion and on a case by case basis can waive the transfer restriction on PXRE’s shares.

Proposed Limitations on Voting Rights, Transfer and Ownership

If certain amendments to PXRE’s bye-laws are approved pursuant to this joint proxy statement/prospectus, the foregoing provisions will no longer be applicable and they will be replaced by the provisions described below.

In general, and except as provided under PXRE’s bye-laws and as provided below, the common shareholders would have one vote for each common share held by them and would be entitled to vote, on a non-cumulative basis, at all meetings of shareholders. However, if, and so long as, the shares of a shareholder in PXRE are treated as “controlled shares” (as determined pursuant to section 958 of the Code) of any U.S. Person (that owns shares directly or indirectly through non-U.S. entities) and such controlled shares constitute 9.5% or more of the votes conferred by the issued shares of PXRE, the voting rights with respect to the controlled shares owned by such U.S. Person would be limited, in the aggregate, to a voting power of less than 9.5%, under a formula specified in PXRE’s bye-laws. The formula would be applied repeatedly until the voting power of all 9.5% U.S. Shareholders has been reduced to less than 9.5%. In addition, the board of PXRE would be able to limit a shareholder’s voting rights when it deems it appropriate to do so to (i) avoid the existence of any 9.5% U.S. Shareholder; and (ii) avoid certain material adverse tax, legal or regulatory consequences to PXRE, any subsidiary of PXRE or any direct or indirect shareholder or its affiliates. “Controlled shares” would include, among other things, all shares of PXRE that such U.S. Person is deemed to own directly, indirectly or constructively (within the meaning of section 958 of the Code). The amount of any reduction of votes that would occur by operation of the above limitations would generally be reallocated proportionately among all other shareholders of PXRE whose shares were not “controlled shares” of the 9.5% U.S. Shareholder so long as such reallocation would not cause any person to become a 9.5% U.S. Shareholder.

Under these provisions, certain shareholders may have their voting rights limited, while other shareholders may have voting rights in excess of one vote per share. Moreover, these provisions could have the effect of reducing the votes of certain shareholders who would not otherwise be subject to the 9.5% limitation by virtue of their direct share ownership.

PXRE would be authorized to require any shareholder to provide information as to that shareholder’s beneficial share ownership, the names of persons having beneficial ownership of the shareholder’s shares, relationships with other shareholders or any other facts the directors may deem relevant to a determination of the number of common shares attributable to any person. If any holder fails to respond to this request or submits incomplete or inaccurate information, PXRE would, in its sole discretion, be able to eliminate the shareholder’s voting rights. A shareholder would be required to give notice within ten days of the date the shareholder acquires actual knowledge that it is the direct or indirect holder of controlled shares of 9.5% or more of the voting power of all PXRE’s issued and outstanding shares. No shareholder would be liable to any other shareholder or to PXRE for any losses or damages resulting from the shareholder’s failure to respond to, or submission of incomplete or inaccurate information in response to, a request from PXRE for information as to the shareholder’s beneficial share ownership or from the shareholder’s failure to give the notice described in the previous sentence. All information provided by the shareholder would be treated by the PXRE as confidential information and would be used by PXRE solely for the purpose of establishing whether any 9.5% U.S. Shareholder exists (except as otherwise required by applicable law or regulation).

If PXRE is required or entitled to vote at an annual or special general meeting (or to act by unanimous written consent in lieu of a general meeting) of any directly held non-U.S. subsidiary, the PXRE directors would refer the subject matter of the vote to the PXRE shareholders and seek direction from such shareholders as to how the PXRE directors should vote on the resolution proposed by the non-U.S. subsidiary. Substantially similar provisions would be contained in the bye-laws (or equivalent governing documents) of the non-U.S. subsidiaries.

The PXRE directors would be able to decline to register the transfer of any shares if they have reason to believe that such transfer may expose PXRE, any subsidiary of PXRE or any direct or indirect shareholder or its affiliates to non-de minimis adverse tax, legal or regulatory consequences in any jurisdiction. Similarly, PXRE would be restricted from issuing or repurchasing shares if the PXRE directors believe that such issuance or repurchase may result in a non-de minimis adverse tax, legal or regulatory consequence to PXRE, any subsidiary of PXRE or any direct or indirect shareholder or its affiliates.

BMA Limitations on Ownership

Any person who, directly or indirectly, becomes a holder of at least 10 percent, 20 percent, 33 percent or 50 percent of the common shares of PXRE must notify the BMA in writing within 45 days of becoming such a holder or 30 days from the date they have knowledge of having such a holding, whichever is later. The BMA may, by written notice, object to such a person if it appears to it that the person is not fit and proper to be such a holder. The BMA may require the holder to reduce its holding of common shares and direct, among other things, that voting rights attaching to such common shares shall not be exercisable. A person that does not comply with such a notice or direction from the BMA will be guilty of an offense.

Finally, the BMA may at any time, by written notice, object to a person holding 10 percent or more of the common shares of PXRE if it appears to the BMA that the person is not or is no longer fit and proper to be such a holder. In such a case, the BMA may require the shareholder to reduce its holding of common shares and direct, among other things, that voting rights attaching to such common shares shall not be exercisable. A person who does not comply with such a notice or direction from the BMA will be guilty of an offense.

INFORMATION ABOUT ARGONAUT

ARGONAUT GROUP, INC.
10101 Reunion Place, Suite 500
San Antonio, TX 78216
(210) 321-8500

Argonaut Group, Inc., which was incorporated in November 1986, is a national underwriter of specialty insurance in niche areas of the property-casualty market. Headquartered in San Antonio, Texas, Argonaut provides a variety of specialty products in all 50 states on both an admitted and non-admitted basis. Through its operating subsidiaries, Argonaut offers a full line of high quality products and services designed to meet the unique coverage and claims handling needs of its clients. Collectively, Colony, Argonaut Specialty Insurance Services, which we refer to as Argonaut Specialty, Rockwood, Argonaut Great Central Insurance Company, which we refer to as Great Central, Grocers Insurance, which we refer to as Grocers, Trident Insurance Services, LLC, which we refer to as Trident, and Argonaut Insurance Company, which we refer to as Argonaut Insurance, underwrite a full line of products in three business segments: Excess and Surplus Lines, Select Markets, and Public Entity.

Excess and Surplus Lines.  Excess and surplus lines carriers focus on risks that the standard (admitted) market is unwilling or unable to underwrite due to the unique risk characteristics of the insureds or the lack of insurers willing to offer such coverage because of the perils involved, the nature of the business, or the insured’s loss experience. Excess and surplus lines carriers are able to underwrite these risks with more flexible policy terms at unregulated premium rates on a non-admitted basis.

Two operations are included in Argonaut’s Excess and Surplus Lines business segment: Colony and Argonaut Specialty. Both operations focus on underwriting surplus lines coverage but both may write on an admitted basis in certain classes of business for insureds with risk profiles that meet Argonaut’s underwriting standards.

Colony focuses on risks that the standard market chooses not to underwrite. Its operations are divided into four focused divisions: liability, property, automobile and professional liability. Colony provides coverage to commercial enterprises including restaurants, contractors, day care centers, apartment complexes, condominium associations, manufacturers, and distributors and professional coverages for healthcare providers and other non-medical professionals. A portion of its business, primarily commercial automobile coverage, is written on an admitted basis. The average premium depends on the product and ranges from a low of approximately $2,000 to a high of $20,000 per policy. For the year ended December 31, 2006, Colony produced $606.6 million in gross written premiums. For the three months ended March 31, 2007, Colony produced $153.6 million in gross written premiums, compared to $146.1 million for the three months ended March 31, 2006.

Argonaut Specialty writes risks, primarily on an excess and surplus lines basis, which are slightly larger in size and complexity than those traditionally targeted by Colony. It writes primary casualty, excess/umbrella and property lines of business for hard to place risks and/or distressed businesses that fall outside of the standard insurance market’s portfolio. Primary casualty risks comprised 47% of Argonaut Specialty’s premium volume in 2006 and the average premium per policy was approximately $80,000. The excess/umbrella casualty division accounted for 45% of Argonaut Specialty’s premium volume during 2006 and the average premium per policy was approximately $70,000. The remainder of the premium volume in 2006 was attributable to the property division and the average premium per policy was approximately $50,000. For the year ended December 31, 2006, Argonaut Specialty wrote $154.9 million in gross written premiums. For the three months ended March 31, 2007, Argonaut Specialty wrote $34.1 million in gross written premiums, compared to $31.9 million for the three months ended March 31, 2006.

Select Markets.  This segment provides property and casualty coverages designed to meet the specialized insurance needs of businesses within certain well defined markets. It targets business classes and industries with distinct risk profiles that can benefit from specially designed insurance programs, tailored loss control and expert claim handling. This segment serves its targeted niche markets with a tightly focused underwriting appetite and a unique understanding of the businesses that it serves. Three operations are included in Argonaut’s Select Markets segment: Great Central, Rockwood and Grocers. In addition, the Corporate Account unit continues to provide certain services formerly offered by the Risk Management segment.

Great Central provides tailored insurance and risk management products. It specializes in three broadly defined areas: food and hospitality (restaurants, bakeries, catering, and hotels and motels), religious and other institutions (including related private schools and daycares), and specialty retail (dry cleaners, commercial launderers, linen supply, and uniform rental firms). Its commitment to developing an in-depth understanding of customer needs and knowledge of its target industries has earned Great Central the endorsement of several major state trade associations. Approximately 69% of its gross written premiums were from the food and hospitality businesses, 17% were from religious and other institutions, and 14% were from the specialty retail businesses. Average policy size ranges from $4,000 to $16,500 depending on industry type and coverages offered. For the year ended December 31, 2006, Great Central produced $99.5 million in gross written premiums. For the three months ended March 31, 2007, Great Central produced $18.1 million in gross written premiums, compared to $17.0 million for the three months ended March 31, 2006.

Rockwood is recognized as a leading specialty underwriter for the mining industry. It also writes business coverage for small commercial businesses including office, retail operations, light manufacturing, services, and restaurants. Rockwood’s strategy includes a strong commitment to its insureds, a highly experienced staff, and a dedication to the individual underwriting of risks. Rockwood distributes its products and services through a network of independent retail and wholesale agencies. Approximately 55% of its premiums were written in Pennsylvania where it is the largest workers compensation insurer of independent coal mines. Rockwood writes policies on both a large deductible basis with average premium per policy of approximately $870,000 and on a guaranteed cost basis for the smaller commercial accounts with average premium per policy of approximately $7,000. In addition, Rockwood provides supporting general liability, pollution liability, umbrella liability, property, commercial automobile and surety business, for certain of its mining accounts. The supporting lines of business represented less than 13% of Rockwood’s gross written premiums in 2006. For the year ended December 31, 2006, Rockwood produced $88.8 million in gross written premiums. For the three months ended March 31, 2007, Rockwood produced $20.1 million in gross written premiums, compared to $23.5 million for the three months ended March 31, 2006.

Grocers provides property and casualty insurance coverage to privately-owned independent grocers throughout the United States and currently operates in 40 states. It also provides customized insurance products and risk management offerings to complementary retail market segments including convenience stores, retail shopping centers and furniture stores. It distributes its products through agencies that are knowledgeable about the markets it serves and also operates as a direct writer in a limited number of states. Approximately 31% of its gross written premiums were for property, 40% for general liability, and 29% for workers compensation. The average premium per policy ranges from approximately $41,200 for workers compensation policies to $32,200 for property and liability policies. Property and liability policies provided through Grocers are written on a package basis while workers compensation and other coverages are written separately. For the year ended December 31, 2006, Grocers produced $65.9 million in gross written premiums. For the three months ended March 31, 2007, Grocers produced $15.8 million in gross written premiums, compared to $13.0 million for the three months ended March 31, 2006.

The Select Markets segment also included $63.9 million of gross written premium related to policies formerly underwritten by the Risk Management segment. For the three months ended March 31, 2007, Select Markets also included $24.3 million of gross written premiums compared to $19.4 million for the three months ended March 31, 2006 from these policies.

Public Entity.  This segment provides services and solutions to public entity clients throughout the United States. It offers its clients a unique and thorough understanding of public entities and their insurance and risk management needs. The Public Entity segment consists of business underwritten by Trident. While Trident places most of its business within Argonaut, it also places a limited amount of business with outside insurance carriers.

Trident functions as a managing general underwriter and is a nationally recognized risk management solutions provider for small to intermediate size public entities. Trident offers a full range of solutions including management, administration, professional claims and loss control services on a fee basis for pools as well as for individual government and public schools. Its product lines include general liability, automobile liability, automobile physical damage, property, inland marine, crime, public official’s liability, educator’s legal liability, law enforcement liability, inmate medical and tax interruption. Trident partners with independent agents to deliver an integrated, tailored product. For the year ended December 31, 2006, Trident produced $73.7 million in gross written premiums. For the three months ended March 31, 2007, Trident produced $20.8 million in gross written premiums, compared to $17.8 million for the three months ended March 31, 2006.

Argonaut’s growth has been achieved both organically through a focused operational strategy and underwriting discipline and as a result of merger and acquisition activity. Argonaut has executed a number of mergers and acquisitions that have diversified product offerings and geographical risk. Argonaut focuses on producing underwriting profits through its multi-channel business organization.

COMPARATIVE SHARE PRICES AND DIVIDENDS

PXRE’s common shares are listed on the NYSE under the symbol “PXT.” The following table sets forth, for the periods indicated, the high and low closing sale prices for PXRE’s common shares as reported by the NYSE and cash dividends per common share declared and subsequently paid:

			Dividend
	High	Low	Declared

2004
First Quarter	$28.50	$23.89	$0.06
Second Quarter	27.94	23.20	0.06
Third Quarter	25.71	22.25	0.06
Fourth Quarter	25.21	22.70	0.06
2005
First Quarter	$27.11	$24.62	$0.06
Second Quarter	25.22	22.99	0.12
Third Quarter	25.59	13.46	0.12
Fourth Quarter	13.71	10.22	0.12
2006
First Quarter	$13.26	$3.01	$0.00
Second Quarter	4.07	3.17	0.00
Third Quarter	4.20	3.49	0.00
Fourth Quarter	4.94	4.15	0.00
2007
First Quarter	$4.90	$4.45	$0.00
Second Quarter (through June 15, 2007)	4.96	4.32	0.00

On June 15, 2007, the closing price of PXRE’s common shares was $4.52 per share.

Argonaut’s common stock trades on the NASDAQ under the symbol “AGII.” The following table sets forth, for the periods indicated, the high and low closing sale prices for Argonaut’s common stock as reported by the NASDAQ and cash dividends per common share declared and subsequently paid:

			Dividend
	High	Low	Declared

2004
First Quarter	$19.47	$16.00	$0.00
Second Quarter	19.92	17.06	0.00
Third Quarter	19.22	17.76	0.00
Fourth Quarter	21.62	17.44	0.00
2005
First Quarter	$24.18	$20.70	$0.00
Second Quarter	23.09	18.91	0.00
Third Quarter	27.01	22.75	0.00
Fourth Quarter	33.17	27.02	0.00
2006
First Quarter	$36.84	$33.58	$0.00
Second Quarter	35.19	28.87	0.00
Third Quarter	31.81	27.71	0.00
Fourth Quarter	35.23	30.45	0.00
2007
First Quarter	$37.35	$31.75	$0.00
Second Quarter (through June 15, 2007)	35.26	30.43	0.00	(1)

(1)	On June 6, 2007 Argonaut declared a $1.65 per share special dividend with a record date of June 26, 2007 payable on July 10, 2007.

On June 15, 2007, the closing price of Argonaut’s common stock was $31.73 per share.

COMPARISON OF SHAREHOLDER RIGHTS
AND CORPORATE GOVERNANCE MATTERS

PXRE is a Bermuda exempted company subject to the provisions of the Companies Act. Argonaut is a Delaware corporation subject to the provisions of the DGCL. The rights of Argonaut shareholders are currently governed by Argonaut’s articles of incorporation and bylaws and the DGCL. The rights of PXRE shareholders are currently governed by PXRE’s memorandum of association and bye-laws and the Companies Act.

Following the completion of the merger, PXRE’s memorandum of association and bye-laws will be amended as set forth in the merger agreement and described in this joint proxy statement/prospectus. Certain key amendments to the PXRE bye-laws are highlighted below, however, for a complete explanation of amendments to the PXRE bye-laws, please see “PXRE Special General Meeting — Proposals to be Considered at the PXRE Special General Meeting — Item 7 — Amendment and Restatement of Bye-Laws” beginning on page 72.  Upon completion of the merger, the rights of PXRE shareholders and Argonaut shareholders, who will become PXRE shareholders, will be governed by PXRE’s memorandum of association and amended bye-laws and the Companies Act.

The following description summarizes the material differences that may affect the rights of Argonaut and PXRE shareholders, as well as what those differences will be after the effective time of the merger, if applicable, because of the amendment to PXRE’s bye-laws. However, the following description is not a complete statement of all of those differences, or a complete description of the specific provisions referred to in this summary. In addition, the identification of some of the differences in the rights of Argonaut and PXRE shareholders as material is not intended to indicate that other differences do not exist. Shareholders should read carefully the relevant provisions of the DGCL and the Companies Act and the articles of incorporation and bylaws of Argonaut as well as the memorandum of association and bye-laws of PXRE. See “Where You Can Find More Information” beginning on page 183.  A copy of the form of PXRE’s bye-laws, which will become effective upon completion of the merger, is attached to this joint proxy statement/prospectus as Annex C.

	Rights of PXRE Shareholders	Rights of Argonaut Shareholders

Corporate Governance	Upon completion of the merger, the rights of PXRE shareholders and Argonaut shareholders, who will become PXRE shareholders, will be governed by PXRE’s memorandum of association and bye-laws and Bermuda law.	The rights of Argonaut shareholders are currently governed by Argonaut’s certificate of incorporation and bylaws and the DGCL.

Outstanding Share Capital	As of June 4, 2007, there were issued and outstanding: 63,712,264 common shares; 8,855,347 convertible common shares convertible into 8,855,347 common shares; and	As of June 4, 2007, Argonaut had outstanding no shares of Argonaut Series A mandatorily convertible preferred stock and 34,072,750 shares of common stock. Argonaut’s common stock trades on the NASDAQ.

5,813.20   convertible preferred shares convertible into 9,316,026   convertible common shares, which are convertible into 9,316,026   common shares, based on the adjusted conversion price of $6.24 as established in the voting agreement.

Authorized Share Capital
$380,000,000 of authorized share capital, which consists of 350,000,000 common shares and 30,000,000 preferred shares.

If the shareholders approve the proposal to increase the authorized share capital, PXRE would have $530,000,000 of authorized share capital, which would consist of
The authorized capital stock of Argonaut is 75 million shares, consisting of 70 million shares of common stock, par value $0.10 each, and 5 million shares of preferred stock, par value $0.10 each.

	Rights of PXRE Shareholders	Rights of Argonaut Shareholders

500,000,000 common shares and 30,000,000 preferred shares.
Dividends	Under Bermuda law, a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) the company is, or after such payment would be, unable to pay its liabilities as they fall due, or (ii) the realizable value of company’s assets after the payment or distribution would be less than the aggregate amount of its liabilities and its issued share capital and share premium accounts. The PXRE bye- laws provide that the PXRE board of directors may from time to time declare dividends.
Under the DGCL, the directors of every corporation, subject to any restrictions contained in its certificate of incorporation, may declare and pay dividends upon shares of its capital stock, or to its members if the corporation is a nonstock corporation, either:

(1)   out of its surplus, as defined in the DGCL, or

(2)   in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

If the capital of the corporation, computed in accordance with the DGCL, shall have been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation shall not declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets shall have been repaired.

Nothing in the relevant subsection of the DGCL shall invalidate or otherwise affect a note, debenture or other obligation of the corporation paid by it as a dividend on shares of its stock, or any payment made thereon, if at the time such note, debenture or obligation was delivered by the corporation, the corporation had either surplus or net profits as provided in (1) or (2) above from which the dividend could lawfully have been paid.

Common Stock:   Under Argonaut’s certificate of incorporation, subject to all of the rights of preferred stock, holders of Argonaut common stock are entitled to receive dividends, when and as declared by the board of directors, out of any funds of the corporation legally available for the payment of such dividends.

	Rights of PXRE Shareholders	Rights of Argonaut Shareholders

Right to Call Special Meeting of Shareholders	Under Bermuda Law, a special general meeting of shareholders may be convened by the Board of Directors and must be called upon the request of shareholders holding not less than one-tenth of the paid-in capital of the company carrying the right to vote at general meeting. The PXRE bye-laws provide that the PXRE board of directors may call a special general meeting of the PXRE shareholders whenever they judge it necessary.	Under the DGCL, a special meeting of the stockholders may be called for any purpose by the board of directors or by any other person authorized to do so in the certificate of incorporation or bylaws. Under Argonaut’s bylaws, a special meeting of the shareholders may be called by the board of directors, pursuant to a resolution adopted by a majority of the directors then in office.
Shareholder Action by Written Consent
Subject to the PXRE bye-laws, Bermuda law permits action by written consent of shareholders and, with the exception of a resolution to remove an auditor or director before the expiration of his or her term of office, the resolutions contained therein are passed when the written consent is signed by the majority of votes as would be required if the resolution had been voted on at a meeting of the shareholders or if signed by all of the shareholders or such majority of the shareholders as may be provided for in the company’s bye-laws.

If the bye-law amendments proposed to be voted on at the PXRE special general meeting described herein are adopted, then PXRE’s bye-laws will provide that, notwithstanding the Companies Act, anything which may be done by resolution of the shareholders in a general meeting shall not be done by resolution in writing.

Argonaut’s bylaws provide that any action required to be taken at any annual or special meeting of stockholders of Argonaut, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Notice of Shareholder Proposals and Nomination of Director Candidates by Shareholders
Under Bermuda Law, shareholders may, as set forth below, at their own expense (unless the company otherwise resolves), require a company to give notice of any resolution that the shareholders can properly propose at the next annual general meeting and/or to circulate a statement (of not more than 1000 words) in respect of any matter referred to in a proposed resolution or any business to be conducted at a general meeting. The number of shareholders necessary for such a request is either the number of shareholders representing not less than one-twentieth of the total voting rights of all the members having a right to vote at the meeting to which the request relates or not less than 100   shareholders.

PXRE bye-laws provide that at least 21 Clear Days’ notice to shareholders is

At any annual or special meeting of stockholders, proposals by stockholders and persons nominated for election as directors by stockholders shall be considered only if proper for action at the meeting and if advance notice thereof has been timely given as provided in the bylaws and such proposals or nominations are otherwise proper for consideration under applicable law and the certificate of incorporation and the bylaws.

To be timely, notice of any proposal to be presented by any stockholder or of the name of any person to be nominated by any stockholder for election as a director of the corporation at any meeting of stockholders shall be delivered to the secretary of the corporation at its principal

	Rights of PXRE Shareholders	Rights of Argonaut Shareholders

required for an annual general meeting and a special general meeting. If a general meeting is called on a shorter notice, it will be deemed to have been properly called if it is so agreed by (i)   all the shareholders entitled to attend and vote thereat in the case of an annual general meeting and (ii)   by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving a right to attend and vote thereat in the case of a special general meeting.

PXRE bye-laws provide that nominations of persons for election to the board of PXRE may be made at a meeting of Members called for the election of directors, or at the discretion of the board, by any nominating committee or person appointed by the board, by any member of PXRE entitled to vote for the election of director at the meeting which complies with the notice procedure provided in bye-laws of PXRE. To be timely, such a notice must be given, delivered or mailed and received at the office of PXRE not less than 60   days prior to such meeting. Only persons who are proposed or nominated in accordance with the bye-laws of PXRE are eligible for election as directors.
executive office not less than 60 nor more than 90 days prior to the date of the meeting. However, if the date of the meeting is first publicly announced or disclosed (in a public filing or otherwise) less than 70 days prior to the date of the meeting, such advance notice shall be given not more than 10 days after such date is first so announced or disclosed.

To be in proper written form, notice of a stockholder proposal must provide:

•   a brief written statement of the reasons why such stockholder favors the proposal;

• such stockholder’s name and address;

• the number and class of all shares of each class of stock of Argonaut beneficially owned by such stockholder; and

• any material interest of such stockholder in the proposal (other than as a stockholder).

To be in proper written form, notice of a stockholder nomination to the Argonaut board of directors must provide:

• the name of the person to be nominated;

• the number and class of all shares of each class of stock of Argonaut beneficially owned by such person;

• the information regarding such person required by paragraphs(a),(e) and(f) of Item 401 of Regulation S-K adopted by the SEC (or the corresponding provisions of any regulation subsequently adopted by the SEC applicable to Argonaut);

• such person’s signed consent to serve as a director of the corporation if elected;

• such stockholder’s name and address; and

• the number and class of all shares of each class of stock of the corporation beneficially owned by such stockholder.
Classification of Board of Directors	Bermuda law permits a classified board of directors if provided for by a company’s bye-laws. Under the bye-laws of PXRE, the board of directors shall be divided into three classes, Class I, Class II and Class III. The number of directors in each class shall be the whole number contained in the quotient arrived at by dividing the authorized number of directors by three and if a fraction is also contained in such
The DGCL permits a Delaware corporation to provide in its certificate of incorporation or bylaws that the board of directors shall be divided into as many as three classes of directors with staggered terms of office, with only one class of directors being elected each year for a maximum term of three years.

Under Argonaut’s bylaws, directors are elected by the holders of record of a

	Rights of PXRE Shareholders	Rights of Argonaut Shareholders

	quotient, then if such fraction is one- third (1/3) the extra director shall be a member of a Class III and if the fraction is two-thirds (2/3) one of the directors shall be member of Class III and the other shall be a member of Class II. All directors are elected for a term of three years ending on the third annual general meeting after their election.	plurality of the votes cast at annual meetings of stockholders, and each director so elected holds office until the next annual meeting or until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal.
Number of Directors	Under Bermuda law, the minimum number of directors on the board of directors of a company is two, although the minimum number of directors may be set higher and the maximum number of directors may also be set in accordance with the bye-laws of the company. The maximum number of directors is usually fixed by the shareholders in general meeting. Only the shareholders may increase or decrease the number of directors’ seats last approved by the shareholders. The bye- laws of PXRE currently provide that the number of directors which shall constitute the whole board of directors of PXRE shall not be less than three or more than twelve as PXRE may by ordinary resolution in general meeting determine.
The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by the corporation’s certificate of incorporation or bylaws.

Under Argonaut’s bylaws, the board of directors shall consist of nine members, except that the number of members shall be increased to 11 at any time, and only for such time, that the holders of the Series   A preferred stock are expressly entitled, as a separate class, to elect directors pursuant to the certificate of incorporation.

The number of directors may be changed from time to time as discussed in “Amendments of Bylaws” below.

If the bye-law amendments proposed to be voted on at the PXRE special general meeting described herein are adopted, the number of Directors which shall constitute the whole board of directors of PXRE shall be such number (not less than three (3) or more than thirteen (13)) as PXRE may determine by ordinary resolution.
Removal of Directors	Under Bermuda law, subject to its bye-laws the shareholders of a company may, at a special general meeting called for that purpose, remove any director or the entire board of directors provided that the notice of the meeting is served on the director or directors concerned not less than 14 days before such meeting. Any director given notice of removal will be entitled to be heard at the meeting. PXRE bye-laws provide that directors may be removed from office for cause at a general meeting by vote of at least a majority of the holders of shares entitled to vote thereon, provided that notice is given to the director 14 days before the meeting.
Under the DGCL, stockholders holding a majority of shares entitled to vote at an election of directors may remove any directors or the entire board of directors, except that, unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, stockholders may only remove a director for cause or at an election of the class of directors of which such director is a part.

Under Argonaut’s bylaws, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.

	Rights of PXRE Shareholders	Rights of Argonaut Shareholders

Vacancies on the Board of Directors	Under PXRE bye-laws, any vacancy in the board of directors may be filled by the election or appointment by the shareholders at the meeting at which such director is removed and subject to any resolution of the shareholders to the contrary, the board of directors may also fill any vacancy in the number left unfilled. A director so appointed holds office until the next election of the class for which such director shall have been chosen.	Under the DGCL, unless a Delaware corporation’s certificate of incorporation or bylaws provide otherwise, vacancies and newly created directorships resulting from a resignation, an increase in the authorized number of directors or otherwise may be filled by a vote of a majority of the directors remaining in office, even if such majority is less than a quorum, or by the sole remaining director.

Under Argonaut’s bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director or by the stockholders entitled to vote at any annual or special meeting, and the directors so chosen hold office until the next annual or special meeting duly called for that purpose and until their successors are duly elected and qualified, or until their earlier resignation or removal.

Director Liability	Bermuda Law permits a company to exempt any officer or auditor from loss or liability in circumstances where it is permissible for the company to indemnify such officer or auditor, as indicated below. PXRE bye-laws provide that PXRE and its shareholders waive all claims or rights of action that PXRE or its shareholders might have, individually or by or in the right of the company, against any director or officer for any act or failure to act in the performance of that director’s or officer’s duties or supposed duties. However, PXRE bye-laws do not extend indemnification of any director or officer of PXRE to matters in respect of any fraud or dishonesty.
The DGCL permits the adoption of a provision in the certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its stockholders by reason of a director’s breach of the fiduciary duty of care. However, the law does not permit any limitation of the liability of a director for:

•   Breaching the duty of loyalty to the corporation or its stockholders;

•   Failing to act in good faith;

•   Obtaining an improper personal benefit from the corporation; or
•   Paying a dividend or approving a stock repurchase that was illegal under Delaware law

Under Argonaut’s articles of incorporation, to the fullest extent permitted by Delaware law, a director of Argonaut shall not be liable to Argonaut or its stockholders for monetary damages for breach of fiduciary duty as a director.
Indemnification of Officers, Directors and Employees	Bermuda law permits a company to indemnify its officers and auditor with respect to any loss arising or liability	Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses

Rights of PXRE Shareholders	Rights of Argonaut Shareholders

attaching to such person by virtue of any rule of law concerning any negligence, default, breach of duty, or breach of trust of which the officer or auditor may be guilty in relation to the company or any of its subsidiaries; provided that the company may not indemnify an officer or auditor against any liability arising out of his or her fraud or dishonesty. Bermuda law also permits a company to indemnify an officer or auditor against liability incurred in defending any civil or criminal proceedings in which judgment is given in his or her favor or in which he or she is acquitted, or when the Bermuda Supreme Court grants relief to such officer. Bermuda law permits a company to advance moneys to an officer or auditor to defend civil or criminal proceedings against them on condition that these moneys are repaid if the allegation of fraud or dishonesty is proved. The Court may relieve an officer from liability for negligence, default, breach of duty or breach of trust if it appears to the Court that such officer has acted honestly and reasonably and, in all the circumstances, ought fairly to be excused. PXRE bye-laws provide that the directors and officers of PXRE shall be indemnified by PXRE, to the extent permitted by Bermuda law.
(including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

The DGCL generally permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer of another corporation or entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually or reasonably incurred by such person in connection with such action, suit or proceeding if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

Argonaut’s certificate of incorporation and bylaws provide that each person who was or is involuntarily made a party or is threatened to be made a party to or is involuntarily involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or a person of whom such person is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or other enterprise, including service with respect to employee benefit plans, whether the basis of such action, suit or proceeding is alleged to be action in an official capacity as a director, officer or representative, or in any other capacity while serving as a director, officer or representative, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the DGCL, against all expenses, liability

Rights of PXRE Shareholders	Rights of Argonaut Shareholders

and loss (including attorneys’ fees, judgments, fines, the Employee Retirement Income Security Act of 1974, which we refer to as ERISA, excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith.

Such rights shall be a contract right and shall include the right to be paid by Argonaut expenses incurred in defending any action, suit or proceeding in advance of its final disposition in accordance with and to the fullest extent permitted by the DGCL.

If a claim is not paid in full by the corporation within 90   days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim.

It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the requirements of Delaware law have been complied with by the claimant) that the claimant has not met the standards of conduct which make it permissible under DGCL for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation.

Neither the failure of Argonaut (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because such claimant has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by Argonaut (including its board of directors, independent legal counsel, or its stockholders) that the claimant had not met such applicable standard of conduct, shall be a defense to the action or create a presumption that such claimant had not met the applicable standard of conduct.

	Rights of PXRE Shareholders	Rights of Argonaut Shareholders

The rights conferred by the bylaws is not exclusive of any right which such persons may have or acquire under any statute, provision of the certificate of incorporation, bylaws, agreement, vote of the stockholders or disinterested directors or otherwise. However, the right to indemnification which any director, officer or representative may have to the extent derived from any provision of the certificate of incorporation or bylaws shall be limited to those provisions in effect at the time such director, officer or representative was acting as such.

Under Argonaut’s bylaws, Argonaut may maintain insurance, at its expense, to protect itself and any such director, officer or representative against any such expense, liability or loss, whether or not Argonaut would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Amendment of Articles of Incorporation
Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof or the holders of not less than 20% of the debentures entitled to object to amendments to the memorandum of association have the right to apply to the Bermuda Court for an annulment of any amendment to the memorandum of association adopted by shareholders at any general meeting. This does not apply to an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Upon such application, the alteration will not have effect until it is confirmed by the Bermuda Court. An application for an annulment of an amendment to the memorandum of association passed in accordance with the Companies Act may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders

Under the DGCL, a Delaware corporation’s certificate of incorporation may be amended only if the proposed amendment is approved by the board of directors and the holders of a majority of the outstanding stock entitled to vote.

Argonaut’s certificate of incorporation is silent in respect of its amendment.

	Rights of PXRE Shareholders	Rights of Argonaut Shareholders

voting in favor of the amendment.
An amendment to PXRE’s memorandum of association shall be approved by the board of directors and decided on by an ordinary resolution of the members.
Amendment of Bye-Laws/Bylaws
Except as provided in the bye-laws of PXRE, any amendment to the bye-laws shall be approved by the Board and decided on by ordinary resolution of the shareholders. PXRE’s current bye-laws provide that amendments to certain bye-laws require the approval of the board and a special resolution of the shareholders.

If the bye-law amendments proposed to be voted on at the PXRE special general meeting described herein are adopted, the aforementioned provision requiring a special resolution of the shareholders to amend certain bye-laws will not survive.
Argonaut’s certificate of incorporation provides that the board of directors is authorized to make, alter or repeal the bylaws of the corporation. Argonaut’s bylaws provide that its bylaws may be altered, amended or repealed and new bylaws may be adopted at any meeting of the board of directors or of the stockholders, provided notice of the proposed change was given in the notice of meeting.
Business Combination Status	A Bermuda company may not enter into business combinations with its large shareholders or affiliates without obtaining prior approval from its board of directors and, in certain instances, its shareholders. Examples of business combinations include mergers, asset sales and other transactions in which a large shareholder or affiliate receives or could receive a financial benefit that is greater than that received or to be received by other shareholders.	Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with a person owning 15% or more of the corporation’s voting stock for three years following the time that person becomes a 15% stockholder, with certain exceptions. Argonaut has not opted out of Section 203 in its certificate of incorporation and is therefore governed by the terms of this provision of the DGCL.
Approval of Certain Transactions
The Companies Act is silent on whether a company’s shareholders are required to approve a sale, lease or exchange of all or substantially all of a company’s property and assets. Bermuda law does require, however, that shareholders approve certain forms of mergers and reconstructions.

Bermuda law provides that where an offer is made for shares of a company and within four months of the offer the holders of not less than 90% of the shares which are the subject of the offer accept the offer, the offering company may, by notice, require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the

Stockholder approval of business combinations:   Under Delaware law, there is no statutory restriction on a Delaware corporation’s ability to acquire the business of another corporation. However, a merger or consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of the corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, generally must be approved by the holders of a majority of the shares entitled to vote thereon unless the certificate of incorporation provides otherwise. Argonaut’s certificate of incorporation does not provide otherwise.

Absence of required vote for certain

	Rights of PXRE Shareholders	Rights of Argonaut Shareholders

court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

Pursuant to Bermuda law, an amalgamation of two or more companies requires approval of the board of directors and the approval of the shareholders of each company by a three-fourth majority. The required vote of shareholders may be reduced to not less than a majority by a company’s bye-laws. For purposes of approval of an amalgamation, all shares whether or not otherwise entitled to vote, carry the right to vote. A separate vote of a class of shares is required if the rights of such class would be altered by virtue of the amalgamation.

PXRE may acquire the business of another Bermuda exempted company or a company incorporated outside Bermuda of which the business is within the business purposes as set forth in PXRE’s memorandum of association.

mergers:   Under Delaware law, no vote of the stockholders of a corporation surviving a merger is required to approve a merger if:

•   the agreement of merger does not amend the charter of the corporation;

•   each share of stock of the corporation outstanding immediately prior to the merger is to be an identical outstanding or treasury share of the surviving corporation thereafter; and

•   the number of shares of common stock of the corporation to be issued in the merger, if any, does not exceed 20% of the number of shares outstanding immediately prior to the merger.

PXRE may, with the approval of a majority of votes cast at a general meeting of shareholders at which a quorum is present, amalgamate with another Bermuda company or with a body incorporated outside of Bermuda. In the case of an amalgamation, a shareholder who did not vote in favor may apply to a Bermuda court for an appraisal of the fair value of the shareholder’ s shares. The court ordinarily would not disapprove the transaction absent evidence of fraud or bad faith.

Inspection of Books and Records; Shareholder Lists	Bermuda law provides the general public with a right of inspection of a Bermuda company’s public documents at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers and all amendments to the memorandum of association. Bermuda law also provides shareholders of a Bermuda company with a right of inspection of the company’s bye-laws, minutes of general (shareholder) meetings and the company’s
Under Delaware law, any stockholder may inspect Argonaut’s books and records for a proper purpose.

Under Argonaut’s bylaws, a complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in such stockholder’s name, shall be open to the examination of any such stockholder, for any purpose germane to the meeting,

Rights of PXRE Shareholders	Rights of Argonaut Shareholders

audited financial statements. The register of shareholders is also open to inspection by the members of the public free of charge. A Bermuda company is required to maintain its share register at its registered office in Bermuda or upon giving notice to the Registrar of Companies at such other place in Bermuda. A company may, in certain circumstances, establish a branch register outside of Bermuda. A Bermuda company is required to keep at its registered office a register of its directors and officers that is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.
during ordinary business hours for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held.

The stock list shall also be kept at the place of the meeting during the whole time thereof and shall be open to the examination of any such stockholder who is present. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

Dissenter’s Rights	Under Bermuda law, a dissenting shareholder of a company participating in extraordinary corporate transactions may, under varying circumstances, receive cash in the amount of the fair market value of its shares (as determined by a court), in lieu of the consideration it would otherwise receive in the transactions. Bermuda law generally does not condition dissenters’ rights to circumstances in which a vote of the shareholders of the surviving company is required. Bermuda law, in general, provides for dissenters’ rights in an amalgamation between non- affiliated companies and affiliated companies where one company is not a Bermuda company, an amendment to a company’s memorandum of association, a scheme of arrangement, or reconstruction and certain other transactions. Bermuda Law additionally provides a right of appraisal in respect of the situations discussed under “Required Purchase and Sale of Shares; Short-Form Merger” below.	Under Delaware law, in certain situations, appraisal rights may be available in connection with a merger or a consolidation. Appraisal rights are not available under Delaware law to stockholders of the surviving corporation when a corporation is to be the surviving corporation and no vote of its stockholders is required to approve the merger. In addition, no appraisal rights are available under Delaware law to holders of shares of any class of or series of stock which is either:

•   listed in a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

• held of record by more than 2,000 stockholders.
Notwithstanding the above, appraisal rights shall be available to those stockholders who are required by the terms of the merger or consolidation to accept for that stock anything other than:

• shares of stock of the corporation surviving or resulting from the merger or consolidation, or depository receipts in respect thereof;

• shares of stock of another corporation, or depository receipts in respect thereof, which, as of the effective date of the merger or consolidation, are listed on a national securities exchange or designated

Rights of PXRE Shareholders	Rights of Argonaut Shareholders

as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders;
•   cash in lieu of fractional shares or fractional depository receipts in the foregoing paragraphs; or
•   any combination of the items listed above.

Derivative Suits	Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it. However, generally a derivative action will not be permitted where there is an alternative action available that would provide an adequate remedy. Any property or damages recovered by derivative action go to the company, not to the plaintiff shareholders. When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company or that the company be wound up.
The DGCL requires that the stockholder bringing a derivative suit must have been a stockholder at the time of the wrong complained or that he received the stock by operation of law from a person who was such a stockholder. In addition, the stockholder must remain a stockholder throughout the litigation. Furthermore, a stockholder may not sue derivatively unless he or she first makes a demand on the corporation that it bring suit and such demand has been refused, unless it is shown that the demand would have been futile.

Except as mentioned above, claims against a Bermuda company by its shareholders must be based on the common law of Bermuda. A statutory right of action is conferred on subscribers to shares of a Bermuda company against persons (including

	Rights of PXRE Shareholders	Rights of Argonaut Shareholders

directors and officers) responsible for the issue of a prospectus in respect of damage suffered by reason of an untrue statement contained in the prospectus, but this confers no right of action against the Bermuda company itself. In addition, a Bermuda company itself (as opposed to its shareholders) may take action against its officers (including directors) for breach of their statutory and fiduciary duty to act honestly and in good faith with a view to the best interests of the company.
Preemptive Rights	Under Bermuda law, no shareholder has a preemptive right to subscribe for additional issues of a company’s shares unless, and to the extent that, the right is expressly granted to the shareholder under the bye-laws of a company or under any contract between the shareholder and the company.
Under Delaware law, security holders of a corporation only have preemptive rights as may be provided in the corporation’s certificate of incorporation.

Common Stock:   Argonaut’s certificate of incorporation is silent with respect to preemptive rights for holders of Argonaut’s common stock.

Preferred Stock:   Argonaut’s certificate of incorporation permits the board of directors to determine the powers, preferences and rights and qualifications, limitations or restrictions granted or imposed on any wholly-unissued series of preferred stock. Under the certificate of designations for the Series   A mandatory convertible preferred stock, for so long as at least 100,000   shares of Series   A Preferred Stock remain issued and outstanding, without the approval of the board of directors and the affirmative vote of the holders of greater than 50% (on an as-converted basis) of the outstanding Series   A Preferred Stock, voting as a separate class, Argonaut shall not:

•   authorize, issue, or obligate itself to issue, or reclassify any existing equity securities, into any equity securities ranking senior to, or on parity with the Series A Preferred Stock as to dividend rights, liquidation preferences, conversion rights, voting rights or otherwise; or

• increase or decrease (other than by conversion) the total number of authorized shares of Series A Preferred Stock; or

• alter or change the rights, preference or privileges of the Series A Preferred Stock.

	Rights of PXRE Shareholders	Rights of Argonaut Shareholders

Required Purchase and Sale of Shares; Short Form Merger	An acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways:

•   By a procedure under the Companies Act 1981 known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme or arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme or arrangement.
•   If the acquiring party is a company it may compulsorily acquire all the shares of the target company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

Rights of PXRE Shareholders	Rights of Argonaut Shareholders

•   Where one or more parties holds not less than 95% of the shares or a class of shares of a company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The preliminary Unaudited Pro Forma Condensed Combined Balance Sheet at March 31, 2007 combines the historical consolidated balance sheets of PXRE and Argonaut, giving effect to the merger as if it had been consummated on March 31, 2007. The preliminary Unaudited Pro Forma Condensed Combined Income Statements for the three months ended March 31, 2007 and for the year ended December 31, 2006 combine the historical consolidated statements of income of PXRE and Argonaut giving effect to the merger as if it had occurred on January 1, 2006. We have adjusted the historical consolidated financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statements of income, expected to have a continuing impact on the combined results. You should read this information in conjunction with the:

•	accompanying notes to the preliminary unaudited pro forma condensed combined financial statements;

•	PXRE’s separate historical unaudited financial statements as of and for the three months ended March 31, 2007 included in PXRE’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007;

•	PXRE’s separate historical audited financial statements as of and for the year ended December 31, 2006 included in PXRE’s Annual Report on Form 10-K for the year ended December 31, 2006;

•	Argonaut’s separate historical unaudited financial statements as of and for the three months ended March 31, 2007 included in Argonaut’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007; and

•	Argonaut’s separate historical audited financial statements as of and for the year ended December 31, 2006 included in Argonaut’s Annual Report on Form 10-K for the year ended December 31, 2006.

The preliminary unaudited pro forma condensed combined financial statements have been prepared for informational purposes only. The preliminary unaudited pro forma adjustments represent management’s estimates based on information available at this time. The preliminary unaudited pro forma condensed combined financial statements are not necessarily indicative of what the financial position or results of operations actually would have been had the merger been completed at the dates indicated. In addition, the preliminary unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the combined company. The preliminary unaudited pro forma condensed combined financial statements do not give consideration to the impact of possible revenue enhancements, expense efficiencies, synergies or asset dispositions that may result from the merger.

The preliminary unaudited pro forma condensed combined financial statements have been prepared using the purchase method of accounting with Argonaut treated as the accounting acquirer. Accordingly, Argonaut’s cost to acquire PXRE has been allocated to the acquired assets, liabilities and commitments based upon their estimated fair values at the date indicated. The allocation of the purchase price is preliminary and is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the final purchase accounting adjustments may be materially different from the preliminary unaudited pro forma adjustments presented herein.

Unaudited Pro Forma Condensed Combined Balance Sheet

	At March 31, 2007
			Pro Forma		Pro Forma
	Historical	Historical	Adjustments		Argo
	Argonaut	PXRE	(Note 2)		Group
	(In millions)

ASSETS
Fixed maturities, at fair value	$2,122.3	$502.1	$—		$2,624.4
Equity securities, at fair value	269.3	—	—		269.3
Short-term investments, at fair value	179.7	570.2	—		749.9
Other invested assets	17.0	7.7	—		24.7

Total investments	2,588.3	1,080.0	—		3,668.3

Cash and cash equivalents	31.6	9.5	26.9	(a)	68.0
Accrued investment income	19.6	4.2	—		23.8
Premiums receivable	179.9	64.6	—		244.5
Other receivables	—	6.7	—		6.7
Reinsurance recoverables	582.7	37.8	(1.4	)(b)	619.1
Ceded unearned premiums	119.2	11.3	—		130.5
Deferred acquisition costs, net	93.2	—	—		93.2
Deferred tax asset, net	48.2	—	(2.6	)(c)	45.6
Goodwill	106.3	—	—		106.3
Other assets	49.6	39.2	(8.7	)(d)	80.1

Total assets	$3,818.6	$1,253.3	$14.2		$5,086.1

LIABILITIES
Reserves for losses and loss adjustment expenses	$2,080.5	$470.0	$(1.4	)(b)	$2,549.1
Unearned premiums	516.0	—	—		516.0
Reinsurance balances payable	60.3	34.0	—		94.3
Subordinated debt	144.3	167.1	—		311.4
Note payable	—	—	60.0	(e)	60.0
Accrued underwriting expenses	43.2	—	—		43.2
Deposit liabilities	—	53.5	—		53.5
Current income taxes payable, net	11.4	0.5	—		11.9
Other liabilities	80.8	37.9	19.0	(f)	137.7

Total liabilities	2,936.5	763.0	77.6		3,777.1
SHAREHOLDERS’ EQUITY
Preferred stock	0.1	58.1	(58.2	)(g)	0.0
Common stock	3.3	72.6	(45.4	)(h)	30.5
Additional paid-in capital	304.6	873.9	(489.3	)(i)	689.2
Accumulated other comprehensive income, net of taxes	43.4	1.5	(1.5	)(j)	43.4
Retained earnings (accumulated deficit)	530.7	(512.1)	527.3	(k)	545.9
Restricted stock	—	(3.7)	3.7	(l)	—

Total shareholders’ equity	882.1	490.3	(63.4)		1,309.0

Total liabilities and shareholders’ equity	$3,818.6	$1,253.3	$14.2		$5,086.1

See Accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

Unaudited Pro Forma Condensed Combined Income Statement

	For the Three Months Ended March 31, 2007
			Pro Forma		Pro Forma
	Historical	Historical	Adjustments		Argo
	Argonaut	PXRE	(Note 2)		Group
	(In millions, except per share data, and shares in thousands)

Revenues:
Earned premiums	$205.6	$(5.2)	$—		$200.4
Net investment income	28.2	13.7	—		41.9
Fee income	—	0.1	—		0.1
Realized investment and other gains (losses), net	0.6	(2.3)	—		(1.7)

Total revenues	234.4	6.3	—		240.7

Expenses:
Losses and loss adjustment expenses	119.1	(3.2)	—		115.9
Underwriting, acquisition and insurance expense	74.6	11.3	(0.3	)(m)	85.6
Other reinsurance related expense	—	1.8	—		1.8
Interest expense	3.3	3.6	0.9	(n)	7.8

Total expenses	197.0	13.5	0.6		211.1

Income (loss) from continuing operations before income taxes and convertible preferred share dividends	37.4	(7.2)	(0.6)		29.6
Provision for income taxes	12.3	—	(0.3	)(o)	12.0

Income (loss) from continuing operations before convertible preferred share dividends	$25.1	$(7.2)	$(0.3)		$17.6

Convertible preferred share dividends	—	1.2	(1.2	)(p)	—

Net income (loss) from continuing operations to common shareholders	$25.1	$(8.4)	$0.9		$17.6

Per common share information
Net income (loss) per common share:
Basic (Note 4)	$0.76	$(0.12)			$0.58
Diluted (Note 4)	$0.73	$(0.12)			$0.57
Weighted average number of shares outstanding:
Basic (Note 4)	32,917	72,049			30,373
Diluted (Note 4)	34,203	72,049			30,959

See Accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

Unaudited Pro Forma Condensed Combined Income Statement

	For the Year Ended December 31, 2006
			Pro Forma		Pro Forma
	Historical	Historical	Adjustments		Argo
	Argonaut	PXRE	(Note 2)		Group
	(In millions, except per share data, and shares in thousands)
Revenues:
Earned premiums	$813.0	$84.5	$—		$897.5
Net investment income	104.5	60.7	—		165.2
Fee income	—	0.4	—		0.4
Realized investment and other gains (losses), net	21.2	(7.8)	—		13.4

Total revenues	938.7	137.8	—		1,076.5

Expenses:
Losses and loss adjustment expenses	477.6	12.4	—		490.0
Underwriting, acquisition and insurance expense	285.1	63.9	(2.2	)(m)	346.8
Other reinsurance related expense	—	17.9	—		17.9
Interest expense	13.0	14.5	3.6	(n)	31.1

Total expenses	775.7	108.7	1.4		885.8

Income from continuing operations before income taxes and convertible preferred share dividends	163.0	29.1	(1.4)		190.7
Provision for income taxes	57.0	0.6	(1.3	)(o)	56.3

Income from continuing operations before convertible preferred share dividends	$106.0	$28.5	$(0.1)		$134.4

Convertible preferred share dividends	1.0	4.9	(4.9	)(p)	1.0

Net income from continuing operations to common shareholders	$105.0	$23.6	$4.8		$133.4

Per common share information
Net income per common share:
Basic (Note 4)	$3.32	$0.33			$4.51
Diluted (Note 4)	$3.13	$0.33			$4.36
Weighted average number of shares outstanding:
Basic (Note 4)	31,641	71,954			29,559
Diluted (Note 4)	33,900	71,959			30,792

See Accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 1 — Basis of Pro Forma Presentation

On March 14, 2007, Argonaut Group, Inc. (Argonaut) entered into an agreement and plan of merger with PXRE Group Ltd. (PXRE). The transaction will be treated as a purchase business combination by Argonaut of PXRE under accounting principles generally accepted in the United States of America. In this merger, the acquired entity (PXRE) will issue the equity interests. This business combination meets the criteria of a reverse acquisition. Each share of Argonaut common stock will be exchanged for 6.4672 PXRE common shares (the exchange ratio) subject to certain adjustments. PXRE convertible preferred shares will be converted to common shares at closing at a conversion price of $6.24.

The preliminary Unaudited Pro Forma Condensed Combined Balance Sheet at March 31, 2007 reflects the merger as if it occurred on March 31, 2007. The preliminary Unaudited Pro Forma Condensed Combined Income Statements for the three months March 31, 2007 and for the year ended December 31, 2006 reflect the merger as if it occurred on January 1, 2006. The pro forma adjustments herein reflect an exchange ratio of 6.4672 PXRE common shares for each of the 33,111,169 shares of Argonaut common stock outstanding and 500,000 shares of Argonaut preferred stock outstanding at March 31, 2007, along with 6.4672 PXRE common shares for each Argonaut restricted share and option vested and exercised in connection with the merger (see Note 4).

The stock price used in determining the preliminary estimated purchase price is based on an average of the closing prices of PXRE common shares for the two trading days before through the two trading days after PXRE and Argonaut announced their merger agreement on March 14, 2007. The preliminary estimated purchase price also includes the fair value of the PXRE stock options, the fair value adjustment to PXRE’s preferred stock and other costs of the transaction, and is calculated as follows:

Number of PXRE common shares outstanding as of March 31, 2007 (in thousands)	72,588
PXRE’s average share price for the two trading days before through the two trading days after March 14, 2007, the day PXRE and Argonaut announced their merger agreement	$4.64

Estimated fair value of PXRE’s common shares outstanding as of March 31, 2007 (in millions)	$336.8
Estimated fair value of approximately 0.9 million PXRE stock options outstanding as of March 31, 2007 (in millions)	—
Estimated fair value of PXRE’s convertible preferred shares outstanding, as of March 31, 2007 (in millions) ($58.1 million/$6.24=9.3 million shares at $4.64)	43.2
Estimated transaction costs of Argonaut (in millions)	12.0

Estimated purchase price (in millions)	$392.0

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

The preliminary estimated purchase price has been allocated as follows based upon purchase accounting adjustments as of March 31, 2007 (in millions):

Net book value of net assets acquired prior to fair value adjustments(1)	$490.3
Adjustments for fair value
Estimated closing costs of PXRE(2)	(7.0)
Identifiable intangible assets(3)	7.7
Reduction related to unamortized debt issuance costs(4)	(4.0)
Increase to record equity investment at fair value(5)	1.8

Fair value of net assets acquired	$488.8
Purchase price	392.0

Negative goodwill prior to adjustment to non-financial assets	(96.8)
Adjustments to non-financial assets(6)
Write-off of fixed assets	3.6
Write-off of intangible assets	7.7
Write-off of equity investment	2.9

Adjusted negative goodwill(7)	$(82.6)

(1)	Represents historical net book value of PXRE.

(2)	Represents estimated closing costs that will be expensed by PXRE related to the proposed transaction.

(3)	Represents identifiable intangible assets acquired-See Note 3.

(4)	Represents write-off of unamortized debt issuance costs to reflect subordinated debt at fair value.

(5)	Represents adjustment to record equity investment in the company’s Bermuda headquarters at fair value.

(6)	In accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” these adjustments represent reductions of non-financial assets to reduce negative goodwill.

(7)	Represents pro forma negative goodwill. This pro forma amount is recorded as an extraordinary gain upon closing of the merger and accordingly is reflected as an increase in retained earnings in the March 31, 2007 pro forma balance sheet.

The preliminary unaudited pro forma condensed combined financial statements presented herein are not necessarily indicative of the results of operations or the combined financial position that would have resulted had the merger been completed at the dates indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company.

The preliminary unaudited pro forma condensed combined financial statements have been prepared assuming that the merger is accounted for under the purchase method of accounting (referred to as purchase accounting) with Argonaut as the acquiring entity. Accordingly, under purchase accounting, the assets, liabilities and commitments of PXRE are adjusted to their fair value. For purposes of these preliminary unaudited pro forma condensed combined financial statements, consideration has also been given to the impact of conforming PXRE’s accounting policies to those of Argonaut. Additionally, certain amounts in the historical consolidated financial statements of PXRE have been reclassified to conform to the Argonaut financial statement presentation. The preliminary unaudited pro forma condensed combined financial statements do not give consideration to the impact of possible revenue enhancements, expense efficiencies, synergies or asset dispositions. Also, possible adjustments related to restructuring charges are yet to be determined and are not reflected in the preliminary unaudited pro forma condensed combined financial statements. Charges or credits not expected to have a continuing impact and the related tax effects which result directly from the transaction and which will be included in income within twelve months succeeding the transaction were not considered in the preliminary unaudited pro forma condensed combined income statements; including an estimated extraordinary gain of $82.6 million as a result of negative

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

goodwill associated with the excess of fair market value of assets and liabilities over the estimated purchase price, but were included in the preliminary unaudited pro forma condensed combined balance sheet.

The preliminary unaudited pro forma adjustments represent management’s estimates based on information available at this time. Actual adjustments to the combined balance sheet and income statement will differ, perhaps materially, from those reflected in these preliminary unaudited pro forma condensed combined financial statements because the assets and liabilities of PXRE will be recorded at their respective fair values on the date the merger is consummated, and the preliminary assumptions used to estimate these fair values may change between now and the completion of the merger.

The preliminary unaudited pro forma adjustments included herein are subject to other updates as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the merger is consummated and after completion of a thorough analysis to determine the fair values of PXRE’s tangible and identifiable intangible assets and liabilities. Accordingly, the final purchase accounting adjustments, including conforming of PXRE’s accounting policies to those of Argonaut, could be materially different from the preliminary unaudited pro forma adjustments presented herein. Any increase or decrease in the fair value of PXRE’s assets, liabilities, commitments, contracts and other items as compared to the information shown herein will change the purchase price allocable to negative goodwill and may impact the combined income statement due to adjustments in yield and/or amortization or accretion related to the adjusted assets or liabilities.

Note 2 — Pro Forma Adjustments

The pro forma adjustments related to the preliminary Unaudited Pro Forma Condensed Combined Balance Sheet at March 31, 2007 assume the merger took place on March 31, 2007. The pro forma adjustments to the preliminary Unaudited Pro Forma Condensed Combined Income Statements for the three months ended March 31, 2007 and for the year ended December 31, 2006 assumes the merger took place on January 1, 2006.

The following pro forma adjustments result from the allocation of the purchase price for the acquisition based on the fair value of the assets, liabilities and commitments acquired from PXRE. The amounts and descriptions related to the preliminary adjustments are as follows:

Increase (Decrease)
as of
March 31, 2007
(In millions)

Unaudited Pro Forma Condensed Combined Balance Sheet
Assets
a) Cash	$26.9
To reflect the net cash effect of vesting of Argonaut restricted stock and options and related exercise of options
b) Reinsurance recoverables and reserves for loss and loss adjustment expenses
i. Adjustment to eliminate the inter-company reinsurance recoverables related to reserves for losses and loss adjustment expenses — See Note 5	$(1.4)
c) To reflect deferred tax effect of vesting Argonaut restricted stock and options and related exercise of options	$(2.6)
d) Other assets
i. Adjustment to reduce negative goodwill by reducing fixed assets to zero	$(3.6)
ii. Adjustment to eliminate PXRE’s unamortized issue costs related to subordinated debt	(4.0)
iii. Adjustment to reflect fair market value of equity investment	1.8

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

Increase (Decrease)
as of
March 31, 2007
(In millions)

iv. Adjustment to reduce negative goodwill by reducing equity investment to zero	(2.9)

$(8.7)

Liabilities
e) Adjustment to reflect debt incurred by Argonaut to fund the dividend declared by Argonaut with a record date of June 26, 2007 and payable July 10, 2007 prior to the closing	$60.0
f) Other liabilities
i. Adjustment to record the liability for PXRE’s estimated merger related transaction costs	$7.0
ii. Adjustment to record the liability for Argonaut’s estimated merger related transaction costs	12.0

$19.0

Shareholders’ Equity
g) Adjustment to record the conversion of PXRE’s convertible preferred shares to common shares on closing	$(58.2)
h) Adjustment to reflect changes in common shares due to the issuance of common shares and reverse share split	(45.4)
i) Adjustment to reflect changes in additional paid in capital, including reclassification of PXRE retained deficit to additional paid in capital and other adjustments	(489.3)
j) Adjustment to remove accumulated other comprehensive income of PXRE	(1.5)
k) Adjustment to eliminate PXRE accumulated deficit of $512.1 million, to reflect the payment of the $60 million dividend declared with a record date of June 26, 2007 and payable July 10, 2007 by Argonaut, to reflect the impact of the $82.6 million extraordinary gain related to negative goodwill and to reflect vesting of Argonaut restricted stock and options for $7.4 million	527.3
l) Adjustment to remove PXRE’s restricted shares due to change of control vesting provisions	3.7

$(63.4)

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

	Increase (Decrease)	Increase (Decrease)
	Three Months Ended	Year Ended
	March 31, 2007	December 31, 2006
	(In millions)

Unaudited Pro Forma Condensed Combined Income Statement
Losses and Expenses
m) Underwriting, acquisition and insurance expense
Adjustment to reverse depreciation from the historical results due to the reduction of fair market value of PXRE’s fixed assets	$(0.3)	$(2.2)
Interest Expense
n) Adjustment to record interest expense at an expected interest rate of 6% on a revolving credit facility drawn or other indebtedness to fund payment of a special dividend	$0.9	$3.6
Income Taxes
o) Adjustment to record a tax benefit of 35% on additional interest	$(0.3)	$(1.3)
Preferred Dividends
p) Adjustment to reflect conversion of PXRE convertible preferred shares to common shares at closing	$(1.2)	$(4.9)

The pro forma adjustments do not include an anticipated restructuring charge in conjunction with the merger. The preliminary estimate related to restructuring is approximately $5 million to $8 million and is subject to final decisions by management of the combined company. These costs may include severance payments, asset write-offs and other costs associated with the process of combining the companies. No determination has been made as to the allocation of the restructuring reserve between PXRE and Argonaut related expenditures for purposes of the preliminary unaudited pro forma condensed combined financial statements.

Certain other assets and liabilities of PXRE will also be subject to adjustment to their respective fair values at the time of the merger. Pending further analysis, no pro forma adjustments are included herein for these assets and liabilities.

Note 3 — Identified Intangible Assets

A summary of the fair value of the significant identifiable intangible assets and their respective estimated useful lives is as follows:

	March 31, 2007
	Intangible	Estimated	Amortization
	Fair Value	Useful Life	Method
	($ in millions)

Insurance Operations:
Noncompete agreements	$4.5	1 year	Straight line
State licenses	3.2	Indefinite	Not applicable

Total	$7.7

Due to the excess of fair market value of PXRE’s net assets over the purchase price, the fair market value of PXRE’s identifiable intangible assets, fixed assets and equity investment were reduced to zero.

The fair value of PXRE’s Reserves for Losses and Loss Adjustment Expenses net of related reinsurance recoverables was analyzed at March 31, 2007, and it was determined that after giving consideration to the future value of investment income associated with these amounts as well as assessing the risk premium that would be

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

applicable to these balances, the fair value of these amounts is equivalent to their carried values on the March 31, 2007 consolidated balance sheet. As a result, no fair value adjustments were applicable to these balances for these pro forma condensed combined financial statements.

Note 4 — Net Income Per Share, Weighted Shares and Shares Outstanding

Pro forma shares outstanding at March 31, 2007 consists of the following:

			(In thousands)

Historical PXRE common shares outstanding			72,588
Historical PXRE convertible preferred shares outstanding		5,813.2
	×	$10,000

	÷	$11.18	5,200

			77,788
Pro forma PXRE convertible preferred shares converted to common shares at $6.24			4,116

			81,904

Historical Argonaut common shares outstanding		33,111
Historical Argonaut preferred shares outstanding		500

		33,611
Argonaut restricted shares and options vested and exercised on closing of the merger		1,406

		35,017
Exchange ratio		6.4672	226,461

Pro forma Argo Group reflecting shares outstanding before the 1:10 reverse share split			308,365

Pro forma Argo Group shares outstanding after the 1:10 reverse share split			30,837

Pro forma Argo Group preferred shares outstanding			323
Pro forma Argo Group common shares outstanding			30,514

			30,837

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

Pro forma shares outstanding at December 31, 2006 consists of the following:

			(In thousands)

Historical PXRE common shares outstanding			72,351
Historical PXRE convertible preferred shares outstanding		5,813.2
	×	$10,000

	÷	$11.28	5,153

			77,504
Pro forma PXRE convertible preferred shares converted to common shares at $6.24			4,163

			81,667

Historical Argonaut common shares outstanding		32,458
Historical Argonaut preferred shares outstanding		1,000

		33,458
Argonaut restricted shares and options vested and exercised on closing of the merger		1,429

		34,887
Exchange ratio		6.4672	225,619

Pro forma Argo Group reflecting shares outstanding before the 1:10 reverse share split			307,286

Pro forma Argo Group shares outstanding after the 1:10 reverse share split			30,729

Pro forma Argo Group preferred shares outstanding			647
Pro forma Argo Group common shares outstanding			30,082

			30,729

For both March 31, 2007 and December 31, 2006, the pro forma net income per common share data has been computed based on the combined historical income of PXRE and Argonaut and the impact of purchase accounting adjustments. Weighted average shares were calculated using PXRE’s historical weighted average common shares outstanding adjusted for the conversion of PXRE’s convertible preferred shares at closing to common shares at an exchange price of $6.24 and Argonaut’s weighted average common shares outstanding multiplied by the exchange ratio.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

Pro forma weighted shares outstanding for the three months ended March 31, 2007 and for the year ended December 31, 2006 consists of the following:

	Basic	Diluted	Basic	Diluted
	March 31, 2007	March 31, 2007	December 31, 2006	December 31, 2006
	(in thousands)

Historical PXRE weighted shares outstanding	72,049	72,049	71,954	71,959
Pro forma PXRE convertible preferred shares adjusted for conversion to common shares on closing of the merger	9,316	9,316	9,316	9,316
Pro forma PXRE restricted shares vested on closing of the merger	310	310	331	331

	81,675	81,675	81,601	81,606

Historical Argonaut weighted shares outstanding	32,917	34,203	31,641	33,900
Pro forma Argonaut restricted shares and options vested and exercised on closing of the merger	1,419	1,038	1,448	1,095

	34,336	35,241	33,089	34,995
Exchange ratio	6.4672	6.4672	6.4672	6.4672

	222,058	227,911	213,992	226,318

Pro forma Argo Group weighted shares outstanding before reflecting the 1:10 reverse share split	303,733	309,586	295,593	307,924

Pro forma Argo Group weighted shares outstanding after the 1:10 reverse share split	30,373	30,959	29,559	30,792

The pro forma adjustments reflect the effect of accelerated vesting of certain share-based compensation, under the assumption that shares will be settled net on vesting to satisfy tax withholding liabilities. See additional discussion in Note 7.

Note 5 — Transactions Between PXRE and Argonaut

The preliminary unaudited pro forma condensed combined financial statements have been adjusted for the impact of transactions between PXRE and Argonaut.

Note 6 — Note Payable

On June 6, 2007, Argonaut declared a $1.65 per share special dividend with a record date of June 26, 2007 payable on July 10, 2007. As a result, Argonaut intends to borrow $60 million under a revolving credit facility or

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

other indebtedness. If the merger had closed on January 1, 2006, the rate of interest was estimated to be 6%. The actual rate of interest may vary from the estimated amount.

Note 7 — Taxes Payable

Tax expense or benefit has been recognized to the extent that pre-tax income or expense proforma adjustments were generated by Argonaut. To the extent that pre-tax income or expense proforma adjustments related to the ultimate parent company, no tax expense or benefit was recognized as Argo Group does not consider itself to be engaged in a trade or business in the United States and, accordingly, does not expect to be subject to direct United States income taxation. To the extent that pre-tax income or expense proforma adjustments related to PXRE U.S. subsidiaries, no tax expense was recognized as those subsidiaries have a net operating loss carry-forward with a full valuation allowance.

The Argonaut stock incentive plan provides that all unvested stock options and restricted stock awards granted thereunder will terminate upon the effective time of the merger unless the Argonaut board of directors affirmatively acts to implement one or more of the alternative arrangements enumerated therein. As noted in “The Merger — Resulting Company’s Initial Annual General Meeting Following the Merger — Replacement of Certain PXRE and Argonaut Benefits Plans with New Resulting Company Benefit Plans” beginning on page 117, the board of directors of Argonaut has determined that it is in the best interests of Argonaut and its shareholders to avoid early termination of grants made under the Argonaut stock incentive plan by reason of the merger. Accordingly, the merger agreement provides for the Argonaut stock incentive plan to be adopted by Argo Group and for all outstanding awards under the Argonaut stock incentive plan to be assumed by Argo Group, as of the effective date and time of the merger, thereby avoiding the termination of any existing grant.

With the exception of the possible acceleration of vesting of certain outstanding equity awards held by the five executive officers named in Argonaut’s annual proxy statement dated March 30, 2007 and one other executive officer of Argonaut as described below, when we complete the merger, all equity awards outstanding as of the effective time of the merger will be converted into equivalent equity awards of Argo Group. Each outstanding vested and unvested option to acquire shares of Argonaut common stock will be automatically converted into an option to acquire a number of whole common shares of PXRE equal to the product of the number of shares of Argonaut common stock that were subject to the original Argonaut stock option multiplied by the exchange ratio (rounded down to the nearest whole share) at a per share exercise price of the original Argonaut stock option divided by the exchange ratio (rounded up to the nearest whole cent). Upon completion of the reverse share split, proportionate adjustments will be made to the per share exercise price and the number of shares issued upon the exercise of all outstanding options entitling the holders to purchase Argo Group common shares, which will result in approximately the same aggregate amount being required to be paid for such options upon exercise immediately preceding the reverse share split. Each converted Argonaut stock option will otherwise continue unaltered and have substantially the same terms and conditions as were in effect immediately prior to the completion of the transactions, including, as applicable, vesting and term of exercise. The unvested number of shares in a restricted stock grant will be converted into a number of whole common shares of an Argo Group restricted share grant equal to the product of the number of unvested shares of Argonaut stock that were subject to the original Argonaut restricted stock grant multiplied by the exchange ratio (rounded down to the nearest whole share). The resulting number of shares will then be divided by ten to reflect the reverse share split and rounded down to the nearest whole share to eliminate fractional shares. No fractional shares will be issued and no cash payment for fractional shares will be made to holders of unvested restricted stock grants. No other change will be made to each unvested restricted stock grant, and the terms and conditions in effect immediately before the completion of the transactions, including vesting, will be unchanged.

With respect to the five executive officers named in Argonaut’s annual proxy statement dated March 30, 2007 and one other executive officer of Argonaut, the Argonaut board of directors has determined that it is in the best interests of Argonaut and its shareholders to provide for the accelerated vesting of all unvested stock options and unvested restricted stock grants held by these executive officers prior to the effective time of the merger. In consideration for this acceleration of their unvested stock options and restricted stock grants, each executive officer

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

has agreed to enter into a lockup agreement with Argonaut restricting the transfer of a substantial portion of the Argonaut common stock owned by such executive officer for a period ending upon the earlier of three years following the date of the acceleration (a period that generally exceeds the previous vesting period for the accelerated grants) and the occurrence of a “change in control,” as defined in the agreements. An exception to the duration of the lockup period has been made with respect to one executive officer to reflect that he may retire prior to such date. In addition, each executive officer has agreed that to the extent he or she does not exercise all of his or her outstanding stock options on or before the effective time of the merger, the executive officer will not be indemnified by Argo Group for any additional tax liability incurred by the executive officer with respect to his or her unexercised stock options as a result of the merger, as discussed below.

The number of shares of Argonaut common stock subject to the lockup is equal in value to 150% of the net after-tax value of the accelerated unvested grants at the close of the market on the date preceding the date of the acceleration. As a result, substantially all of the Argonaut common stock received by each such executive officer as a result of the accelerated vesting as well as a substantial portion of the common stock already beneficially owned and freely transferable by each executive officer, will be subject to the lockup. Furthermore, to the extent an executive officer does not own sufficient shares of Argonaut common stock at the time of the acceleration to satisfy his or her obligation under the lockup agreement, shares of common stock subsequently acquired by the executive officer through the exercise of his or her currently outstanding stock options will be added to the lockup until the obligation is satisfied. Shares of common stock subject to the lockup, while not subject to forfeiture, will remain subject to the restrictions on transfer regardless of whether the executive officer remains employed by Argonaut, or following the effective time of the Merger Argo Group, during the lockup period.

The Argonaut board of directors believes that the above measures relating to such key executive officers will further the long-term incentive goals of the executive compensation programs pursuant to which the original equity grants to these executive officers were made and promote continued alignment of the economic interests of these executive officers with Argo Group’s shareholders following the merger. In reaching this determination, the Argonaut board of directors also took into consideration the possibility that the value of all outstanding options, vested and unvested, as well as the value of all unvested restricted shares, beneficially owned by each of these executive officers upon conversion to equivalent grants in Argo Group equity, could be subject to a 15% excise tax payable by each executive officer if Section 4985 of the Code applies to the merger. Pursuant to the merger agreement, Argo Group has an indemnification obligation to the officers and directors of both PXRE and Argonaut in the event any such officer or director incurs additional tax liability solely as a result of the merger. However, each executive officer has agreed that to the extent that he or she does not exercise all of his or her vested stock options prior to the effective time of the merger, and an excise tax under Section 4985 is levied on the vested and unexercised stock options held by the executive officer following the effective time of the merger, Argo Group will not indemnify the executive officer for such tax liability in respect of such vested and unexercised stock options.

If Section 4985 applies to the merger, the excise tax would not apply to the value of any grant for which all taxable income and gain has been recognized by such officer or director. The executive officers’ exercise of his or her stock options on or before the effective time of the merger and the acceleration of the restricted stock awards described above will result in the recognition of a taxable event by each executive officer and the payment of any applicable taxes on income or gains associated with equity grants that otherwise would have remained unvested or unexercised at the time of merger.

If the executive officers had not entered into the agreements and if the excise tax under Section 4985 were to have been levied on all unvested or unexercised equity awards held by the executive officers following the effective time of the merger, the indemnification obligation of Argo Group to such executive officers could have been as much as $9 million. As a result of the acceleration of the vesting of the outstanding equity awards held by the executive officers, and the agreement by each executive officer that to the extent that he or she does not exercise all of his or her vested stock options prior to the effective time of the merger that Argo Group will not have any indemnification obligation to such executive officer in respect of such vested and unexercised stock options, there will be no additional cash expense to Argonaut. However, Argonaut will incur approximately $10.2 million in non-cash compensation expense in 2007 that otherwise would have been incurred in future periods over the normal

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

vesting periods of the accelerated stock options and restricted stock awards assuming all such options and restricted stock became vested over such periods.

If Section 4985 applies to the merger, the measures described above do not address any excise tax that could be levied on the value of deferred stock units beneficially owned at the time of the merger by certain Argonaut directors pursuant to the Argonaut Deferred Compensation Plan for Non-Employee Directors, which will not be accelerated. In the event excise taxes became payable by these Argonaut directors with respect to the deferred stock units as a result of the merger, the indemnification obligation of Argo Group to such directors could amount to approximately $400,000. Stock options granted to certain Argonaut directors pursuant to the Argonaut Non-Employee Director Stock Option Plan will not be accelerated as they will, by their terms, already be vested, and are expected to be exercised, prior to the effective time of the merger. If such stock options are not exercised prior to the effective time of the merger, and an excise tax were to be levied on the unexercised stock options held by certain Argonaut directors following the effective time of the merger, the indemnification obligation of Argo Group to such directors could be as much as an additional $600,000.

Note 8 — Subsequent Event

Preferred shareholders of Argonaut converted their convertible preferred shares to common shares subsequent to March 31, 2007 and prior to the closing of the merger.

LEGAL MATTERS

The validity of the PXRE common shares to be issued in the merger will be passed upon for PXRE by Conyers Dill & Pearman, Hamilton, Bermuda. The material United States federal income tax consequences of the merger as described in “Material Tax Considerations” beginning on page 118 will be passed upon for PXRE by Dewey Ballantine, New York, New York and for Argonaut by LeBoeuf Lamb, New York, New York.

EXPERTS

The consolidated financial statements and schedules of PXRE as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and PXRE management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Argonaut incorporated by reference in Argonaut’s annual report (Form 10-K) for the year ended December 31, 2006 (including schedules appearing therein) and Argonaut management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference or included therein, and incorporated herein by reference. Such consolidated financial statements and Argonaut management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS

PXRE

To Be Included in PXRE’s Proxy Materials

The date for PXRE’s 2007 annual general meeting, which is expected to be held following the merger, has not yet been determined. When PXRE sets the date for its 2007 annual general meeting, notice in the form of a press release of the date, time and place of such meeting will be provided to its shareholders. In order for shareholder proposals to be eligible for inclusion in the 2007 annual general meeting proxy statement, the proposals must be received by PXRE’s corporate secretary a reasonable time before PXRE begins to print and mail its proxy materials for the annual general meeting.

To Be Presented In Person at the Shareholder Meeting

PXRE’s memorandum of association and/or bye-laws also require advance notice for any director nominations or any resolutions to be presented at a shareholders’ meeting. Any shareholder entitled to vote at an annual general meeting may nominate at the meeting one or more persons for election as directors, but only if written notice of the intent to make the nomination has been given to the PXRE corporate secretary at least 60 days before the meeting. PXRE will provide to its shareholders notice in the form of a press release of the date, time and place of its 2007 annual general meeting when such date is set. Similar 60 day advance written notice to PXRE’s secretary is required for any resolution to be presented at the meeting.

Argonaut

To Be Included in Argonaut’s Proxy Materials

In the event that the merger is not completed and Argonaut continues as a public company, in accordance with rules established by the SEC, any shareholder proposal submitted pursuant to Rule 14a-8 under the Exchange Act intended for inclusion in the proxy statement and form of proxy for next year’s annual meeting of shareholders must be received by Argonaut no later than December 10, 2007. Proposals should be submitted to Craig S. Comeaux, Secretary, Argonaut Group, Inc., 10101 Reunion Place, Suite 500, San Antonio, Texas 78216.

To be included in the proxy statement, the proposal must comply with the requirements as to form and substance established by the SEC and must be a proper subject for shareholder action under Delaware law; provided, however, if the date of the meeting is first publicly announced or disclosed (in a public filing or otherwise) less than seventy (70) days prior to the date of the meeting, shareholders must submit their proposals not more than ten (10) days after such date is first announced or disclosed. Any shareholder who submits a proposal must deliver the text of the proposal to be presented and a brief written statement of the reasons why such shareholder favors the proposal and setting forth such shareholder’s name and address, the number and class of all shares of each class of stock of Argonaut beneficially owned by such shareholder and any material interest of such shareholder in the proposal (other than as a shareholder). Any shareholder submitting a proposal which includes a recommendation to nominate one or more directors must include additional information.

Shareholders wishing to recommend a director candidate to serve on the board may do so by providing advance written notice to Argonaut. To make a director nomination at the 2008 annual meeting, a shareholder must follow the same procedures required for submitting a shareholder proposal. The notice must set forth:

•	the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated;

•	the number and class of all shares of each class of capital stock of Argonaut beneficially owned by the person or persons to be nominated;

•	a representation that the nominating shareholder is a shareholder of record of the company’s stock entitled to vote at such meeting, including setting forth the number and class of all shares of each class of capital stock of Argonaut beneficially owned by the nominating shareholder, and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

•	a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder;

•	such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, had the nominee been nominated, or intended to be nominated, by the board; and

•	the signed consent of each nominee to serve as a director of Argonaut if so elected.

The presiding officer of the annual meeting of shareholders may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure. If you are interested in recommending a director candidate, you may request a copy of Argonaut’s bylaws by writing to Craig S. Comeaux, Secretary, Argonaut Group, Inc., 10101 Reunion Place, Suite 500, San Antonio, Texas 78216.

To Be Presented in Person at the Shareholders Meeting

In addition, shareholders may present proposals which are proper subjects for consideration at an annual meeting, even if the proposal is not submitted by the deadline for inclusion in the proxy statement. To do so, the shareholder must comply with the procedures specified by Argonaut’s bylaws. Argonaut’s bylaws require that all shareholders who intend to make proposals at an annual meeting submit their proposals to the Secretary of Argonaut during the period sixty (60) to ninety (90) days before the date of the meeting.

WHERE YOU CAN FIND MORE INFORMATION

PXRE and Argonaut file annual, quarterly and current reports, proxy statements and other information with the SEC. In addition, PXRE has filed a registration statement under the Securities Act with the SEC that registers the PXRE common shares that may be issued in the merger. This document is a part of that registration statement. The registration statement, including the attached exhibits and schedules, contains additional relevant information about PXRE. The rules and regulations of the SEC allow us to omit from this joint proxy statement/prospectus some of the information included in the registration statement.

You may read and copy reports, statements or other information filed by Argonaut and PXRE at the SEC’s public reference room:

100 F Street, N.E.
Room 1580
Washington, DC 20549

Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

SEC filings made by Argonaut and PXRE are also available for free to the public on the SEC’s Internet website at www.sec.gov, which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

In addition, PXRE’s SEC filings are also available for free to the public on PXRE’s website, www.pxre.com, and Argonaut’s SEC filings are also available for free to the public on Argonaut’s website, www.argonautgroup.com. These URLs and the SEC’s URL above are intended to be inactive textual references only. Information contained on PXRE’s website and Argonaut’s website is not incorporated by reference into this joint proxy statement/prospectus, and you should not consider information contained on those websites as part of this joint proxy statement/prospectus.

The SEC allows PXRE and Argonaut to “incorporate by reference” information into this joint proxy statement/prospectus. This means that companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is part of this joint proxy statement/prospectus, except to the extent information included in this joint proxy statement/prospectus or in a document subsequently filed with the SEC that is incorporated by reference supersedes it.

This joint proxy statement/prospectus incorporates by reference the documents listed below that PXRE and Argonaut have previously filed with the SEC. These documents contain important information about PXRE and Argonaut and their financial condition.

PXRE SEC Filings (SEC File Number 1-15259)

•	Quarterly report on Form 10-Q for the quarter ended March 31, 2007;

•	Annual report on Form 10-K or 10-K/A for the year ended December 31, 2006;

•	Current reports on Form 8-K or Form 8-K/A filed with the SEC on January 3, 2007, February 9, 2007, February 12, 2007, March 15, 2007 (filed pursuant to Item 8.01 and 9.01), March 16, 2007 and March 19, 2007;

•	Proxy statement filed with the SEC on April 7, 2006; and

•	The description of the common shares contained in PXRE’s registration statement on Form 8-A filed on August 23, 1999 pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating the description.

Argonaut SEC Filings (SEC File Number 0-14950)

•	Quarterly report on Form 10-Q for the quarter ended March 31, 2007;

•	Annual report on Form 10-K for the year ended December 31, 2006;

•	Current reports on Form 8-K or Form 8-K/A filed with the SEC on February 12, 2007, March 16, 2007, March 19, 2007, May 31, 2007 and June 7, 2007;

•	The description of Argonaut common stock contained in Form 10 dated September 3, 1986, filed with the SEC on September 4, 1986, including any amendments or reports filed for the purpose of updating that description; and

•	Proxy statement filed with the SEC on April 3, 2007.

We are also incorporating by reference any additional documents that either PXRE or Argonaut may file with the SEC after the date of this joint proxy statement/prospectus and before July 25, 2007. These documents include reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements. Nothing in this joint proxy statement/prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to applicable SEC rules and forms.

PXRE has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to PXRE and Argonaut has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Argonaut.

You can obtain any of the documents incorporated by reference in this joint proxy statement/prospectus through PXRE or Argonaut, as appropriate, or from the SEC through the SEC web site referred to above. Documents incorporated by reference are available from the applicable company without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone or email from the appropriate company at the following addresses, telephone numbers and email addresses or obtaining them from each company’s website listed below:

PXRE Group Ltd. PXRE House 110 Pitts Bay Road Pembroke, HM08 Bermuda Attention: Shareholder Services (441) 296-5858 bob.myron@pxre.com www.pxre.com	Argonaut Group, Inc. 10101 Reunion Place, Suite 500 San Antonio, TX 78216 Attention: Shareholder Services (210) 321-8400 investors@argonautgroup.com www.argonautgroup.com

If you would like to request documents, you must do so by July 18, 2007, in order to receive them before the shareholder meetings. Requested documents will be mailed to you by first-class mail, or another equally prompt means, as promptly as practicable after receipt of your request.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus in voting your shares at the shareholder meetings. We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that we have incorporated into this joint proxy statement/prospectus. If anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the PXRE common shares offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

PXRE GROUP LTD.,

PXMS INC.

and

ARGONAUT GROUP, INC.

Dated as of March 14, 2007

AMENDED AND RESTATED

as of June 8, 2007

LIST OF DISCLOSURE SCHEDULES

Parent Disclosure Schedule
1.1	(a)	Parent Knowledge Persons
1.1	(b)	Permitted Encumbrances
6.1		Corporate Status
6.2	(a)	Parent Subsidiaries
6.2	(b)	Ownership of Parent Subsidiaries
6.2	(c)	Parent Insurance Subsidiaries
6.3	(a)	Capitalization
6.3	(b)	Capitalization — Parent’s Stock Plans
6.3	(c)	Capitalization
6.3	(d)	Capitalization — Compliance with Law
6.3	(e)	Capitalization — Parent Options
6.4		Authority; Execution and Delivery; Enforceability
6.4	(d)	Required Vote
6.5	(a)	Governmental Consents and Approvals
6.5	(c)	No Violations
6.6		Parent Financial Statements; SEC Reports
6.7		Statutory Statements
6.8		Absence of Certain Changes or Events
6.9	(a)	Litigation
6.10		Absence of Undisclosed Liabilities
6.11	(a)	List of Real Property
6.11	(b)	Title to Property
6.12		Insurance
6.13		Disclosure Documents
6.14		Brokers
6.15	(a)	Contracts
6.15	(b)	Contracts
6.15	(c)	Contracts
6.16		Compliance with Law
6.17	(a)	Permits
6.17	(b)	Permits
6.17	(c)	Permits
6.18		Reserves
6.19		Reinsurance
6.20	(b)	Taxes
6.20	(e)	Taxes
6.20	(h)	Taxes
6.20	(k)	Taxes
6.20	(l)	Taxes
6.20	(m)	Taxes — NOLs
6.21	(a)	Benefit Plans; Employees and Employment Practices
6.22	(b)	Intellectual Property
6.23		Information Technology
6.24		Company Common Shares Ownership
6.25		Investment Company
6.26		Opinion of Financial Advisor
7.2	(a)	Conduct of Business by Parent Pending the Merger
8.2	(c)	Joint Proxy Statement / Prospectus — Parent Employee Benefit Plans
8.6	(d)	Parent Maximum Premium
8.15	(a)	Bye-Law Amendment
8.15	(b)	Memorandum of Association Amendment
Company Disclosure Schedule
1.1	(a)	Company Knowledge Persons; Permitted Officer Share Transactions
1.1	(b)	Permitted Encumbrances
5.2	(a)	Company Subsidiaries
5.2	(c)	Company Insurance Subsidiaries
5.3	(b)	Company Stock Plans
5.5	(a)	Company Required Regulatory Approvals
5.5	(c)	Consents and Approvals; No Violations
5.9	(a)	Proceedings
5.11	(a)	Company Real Property
5.15	(a)	Contracts
5.17	(b)	Company Insurance Subsidiaries — Jurisdictions
5.17	(c)	Regulatory Matters
7.1	(a)	Conduct of Business by the Company
8.2	(c)	Joint Proxy Statement / Prospectus
8.6	(c)	Company Maximum Premium

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is made and entered into as of the 14th day of March, 2007, and amended and restated as of June 8, 2007 (this “Agreement”) by and among PXRE Group Ltd., a company organized under the laws of Bermuda (“Parent”), PXMS Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”), and Argonaut Group, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger dated as of March 14, 2007 (the “Original Agreement”);

WHEREAS, Parent, Merger Sub and the Company wish to amend and restate the Original Agreement;

WHEREAS, the parties intend that Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as an indirect wholly owned Subsidiary of Parent in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, for United States federal income tax purposes it is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code and that this Agreement will be, and is hereby, adopted as a Plan of Reorganization for the purposes of Section 368(a) of the Code;

WHEREAS, Parent has agreed that the conversion as of the Effective Time of the Parent Convertible Common Shares and Parent Preferred Shares to Parent’s common shares, par value $1.00 per share (the “Parent Common Shares”) shall be a condition to the closing of the Merger;

WHEREAS, Parent has agreed to cause a 1 for 10 reverse stock split of the Parent Common Shares immediately after the Effective Time;

WHEREAS, to implement the foregoing, Parent has agreed to effect certain amendments to its Memorandum of Association and Bye-Laws as a condition to the closing of the Merger;

WHEREAS, concurrently with the execution of this Agreement, in order to manifest their support for this Agreement and the transactions contemplated hereby, certain holders of the Parent Preferred Shares and the Parent Convertible Common Shares are entering into a voting and conversion agreement and irrevocable proxy and waiver, dated as of the date hereof, in the form attached hereto as Exhibit A (the “Voting Agreement”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directed that this Agreement be submitted to the Company’s stockholders for their adoption and (iv) resolved to recommend that the Company’s stockholders adopt this Agreement;

WHEREAS, the Special Committee (the “Parent Special Committee”) of the Board of Directors of Parent (the “Parent Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, the issuance of Parent Common Shares in the Merger, and the Voting Agreement, are advisable and fair to, and in the best interests of, Parent and its shareholders and (ii) resolved to recommend that the Parent Board approve this Agreement and the transactions contemplated hereby, including the Merger, the issuance of Parent Common Shares in the Merger, and the Voting Agreement;

WHEREAS, the Parent Board, upon the recommendation of the Parent Special Committee, has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, the issuance of Parent Common Shares in the Merger, the Voting Agreement and the conversion of the Parent Preferred Shares and the Parent Convertible Common Shares into Parent Common Shares, are advisable and fair to, and in the best interests of, Parent and its shareholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, the issuance of Parent Common Shares in the Merger, and the Voting Agreement, (iii) directed that the Parent Voting Proposal be submitted to Parent’s shareholders for their approval and (iv) resolved to recommend that Parent’s shareholders adopt the Parent Voting Proposal;

WHEREAS, the board of directors of Merger Sub has unanimously approved this Agreement and the transactions contemplated hereby, including the Merger, and the sole stockholder of Merger Sub has adopted this Agreement and the transactions contemplated hereby, including the Merger; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger, as set forth herein.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties agree as follows:

ARTICLE I

Definitions

Section 1.1  Definitions.  For purposes of this Agreement, the following terms have the respective meanings set forth below:

(a) Certain Terms.  Whenever used in this Agreement (including in the Company Disclosure Schedule and the Parent Disclosure Schedule), the following terms shall have the respective meanings given to them below or in the Sections indicated below:

“A. M. Best” has the meaning set forth in Section 7.1(a).

“Affiliate” means any Person that, directly or indirectly, controls, is controlled by or is under common control with another Person, including such Person’s directors. For the purposes of this definition, “control” (including with correlative meanings, the terms “controlling”, “controlled by”, and “under common control with”) as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities or by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Applicable Law” means any federal, state, local, municipal, foreign or other law, statute, code, constitution, legislation, rule, regulation, ruling, ordinance, Order, edict, injunction, judgment, decree, binding resolution, principle of common law, requirement, or treaty enacted, adopted, promulgated, implemented, issued, enforced, entered or otherwise put into effect by or under the authority of any Governmental Entity applicable to the parties, or any of their respective Affiliates, Subsidiaries, properties or assets, as the case may be.

“Business Combination Transaction” means any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction, other than the Merger and the transactions contemplated by this Agreement.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in the City of New York or in Bermuda are permitted or obligated by law to be closed for regular banking business.

“By-Laws” has the meaning set forth in Section 3.2.

“Certificate” has the meaning set forth in Section 4.1(b).

“Certificate of Incorporation” has the meaning set forth in Section 3.1.

“Certificate of Merger” has the meaning set forth in Section 2.3.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Adverse Recommendation Change” means any action by the Company Board (or committee thereof) to, directly or indirectly, withdraw (or amend or modify in a manner adverse to Parent) or publicly propose to withdraw (or amend or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by the Company Board (or any committee thereof) of this Agreement, the Merger or the other transactions contemplated by this Agreement.

“Company Alternative Transaction” means any of the following or any agreement to do any of the following: (i) any Business Combination Transaction involving the Company or any of the Company Subsidiaries; (ii) any acquisition by the Company or any of the Company Subsidiaries of any capital stock or assets of any Third Party; or (iii) any disposition of any capital stock or assets of the Company or any of the Company Subsidiaries, that, in the case of each of clauses (i), (ii) and (iii), either in a single transaction or a series of related transactions, involves an aggregate consideration in excess of $300 million.

“Company Asset Sale” means any disposition of, or agreement to dispose, any assets of the Company or any capital stock or assets of the Company Subsidiaries, other than dispositions or agreements to dispose investment securities in the Ordinary Course of Business; provided, however, that any single disposition, group of related dispositions or agreement to so dispose that involves a gain or loss of less than $100,000 shall be deemed not to be a Company Asset Sale.

“Company Asset Sale Reduction Amount” means the excess of that portion of “total shareholders’ equity” as of December 31, 2006, as set forth in the Company’s Financial Statements as of and for the year ended December 31, 2006, attributable to the assets or capital stock disposed or to be disposed in connection with a Company Asset Sale, over the consideration received or to be received in connection with such Company Asset Sale, taking into account any tax benefit or tax detriment recognized or to be recognized with respect to such Company Asset Sale; provided, that in the event that the sum of all gains and losses resulting from all such Company Asset Sales between the date hereof and the Effective Time does not exceed $10.0 million, then the Company Asset Sale Reduction Amount shall be zero.

“Company Benefit Plan” means any Company Pension Plan, Company Welfare Plan and any other material plan, fund, program, arrangement or agreement to provide employees, directors, independent contractors, consultants, officers or agents with medical, health, life, bonus, stock or stock-based rights (option, ownership or purchase), retirement, deferred compensation, severance, salary continuation, vacation, sick leave, fringe, incentive, insurance or other benefits) maintained, or contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former independent contractors, consultants, agents, employees, officers or directors of the Company or any of its Subsidiaries.

“Company Board” has the meaning set forth in the Recitals.

“Company Book Value” means $847,700,000, which is “total shareholders’ equity” as of December 31, 2006, as set forth in the Company Financial Statements as of and for the year ended December 31, 2006.

“Company Common Shares” has the meaning set forth in Section 5.3(a).

“Company Converted Option” has the meaning set forth in Section 4.3(a).

“Company Disclosure Schedule” has the meaning set forth in Article V.

“Company Dividend” means any declaration by the Company of a dividend on the Company Common Shares, other than regular quarterly cash dividends not exceeding $0.15 per share, the Special Dividend, and cash dividends required to be paid pursuant to the terms of the Company Series A Preferred Shares.

“Company Dividend Amount” means the aggregate amount of Company Dividends paid or to be paid by the Company.

“Company Employee Option” means each right to purchase Company Common Shares granted pursuant to any equity compensation plan maintained by the Company to any participant therein, that is outstanding and unexercised immediately prior to or as of the Effective Time.

“Company Financial Statements” has the meaning set forth in Section 5.6(b).

“Company Indemnified Parties” has the meaning set forth in Section 8.6(a).

“Company Insurance Policies” means all policies of insurance (excluding retrocession agreements and similar agreements) maintained by the Company or by any of its Subsidiaries as of the date hereof with respect to their respective properties, assets, business, operations, employees, officers or directors or managers.

“Company Insurance Subsidiaries” has the meaning set forth in Section 5.2(c).

“Company IP Rights” has the meaning set forth in Section 5.22(a).

“Company Issuance” means any issuance of, or agreement to issue, Company Common Shares, or securities convertible into or exchangeable for Company Common Shares, other than issuances in connection with or pursuant to: (i) the conversion of the Company Series A Preferred Shares, (ii) any exercise of Company Employee Options, (iii) any Company Benefit Plan or (iv) any Permitted Officer Share Transaction.

“Company Issuance Consideration” means the aggregate consideration received or to be received by the Company or any of the Company Subsidiaries in connection with any Company Issuance.

“Company IT Systems” means any and all information technology and computer systems (including computers, software, databases, middleware, firmware, servers, workstations, routers, hubs, switches, networks, data communications lines and hardware) relating to the transmission, storage, organization, processing or analysis of data and information, which technology and systems are used in or necessary to the conduct of the business of the Company or any of the Company Subsidiaries.

“Company Material Adverse Effect” means any event, occurrence, fact, condition, change, development or effect that is materially adverse to the business, assets, properties, liabilities, results of operations or condition (financial or otherwise) of the Company and the Company Subsidiaries, taken as a whole, except to the extent that such event, occurrence, fact, condition, change, development or effect results from: (i) general economic, financial or security market conditions so long as such conditions do not have a materially disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, compared to other similarly situated companies in the Company’s industry; (ii) changes in or events affecting the financial services industry, insurance and insurance services industries or brokerage industry generally so long as such conditions do not have a materially disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, compared to other similarly situated companies in the Company’s industry; (iii) any effect arising out of a change in U.S. GAAP, SAP or Applicable Law so long as such conditions do not have a materially disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, compared to other similarly situated companies in the Company’s industry; (iv) the announcement or pendency of this Agreement and the transactions contemplated hereby; (v) changes in the market price or trading volume of the Company Common Shares on the NASDAQ Global Select Market (provided that this clause (v) shall not exclude any underlying event, change or circumstance that itself constitutes a Company Material Adverse Effect that may have resulted in or contributed to or is attributable to such change in the market price or trading volume); (vi) any failure by the Company to meet any published estimates of revenues, earnings or other financial projections; (vii) natural disasters so long as such natural disasters do not have a materially disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, compared to other similarly situated companies in the Company’s industry; (viii) the commencement, occurrence or intensification of any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack that does not directly affect the assets or properties of the Company or any Company Subsidiary; or (ix) compliance by the Company with the terms and conditions of this Agreement.

“Company Material Contracts” has the meaning set forth in Section 5.15(a).

“Company Maximum Premium” has the meaning set forth in Section 8.6(c).

“Company Non-Compete Contract” has the meaning set forth in Section 5.15(a).

“Company Pension Plans” means all “employee pension benefit plans” (as defined in Section 3(2) of ERISA) maintained, or contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former independent contractors, consultants, agents, employees, officers or directors of the Company or any of its Subsidiaries.

“Company Permits” has the meaning set forth in Section 5.17(a).

“Company Purchase” means any purchase of, or any agreement to purchase, Company Common Shares, or securities convertible into or exchangeable for Company Common Shares, by the Company or any of the Company Subsidiaries other than Permitted Officer Share Transactions.

“Company Purchase Consideration” means the aggregate consideration paid or to be paid by the Company or any of the Company Subsidiaries in connection with any Company Purchase.

“Company Reinsurance Agreements” has the meaning set forth in Section 5.19(a).

“Company Reports” has the meaning set forth in Section 5.6(c).

“Company Required Regulatory Approvals” has the meaning set forth in Section 5.5(a).

“Company Restricted Stock” means Company Common Shares granted pursuant to any equity compensation plan maintained by the Company to any participant therein, that are subject to vesting or other restrictions as of the Effective Time.

“Company Retrocession Agreements” has the meaning set forth in Section 5.19(b).

“Company Series A Preferred Shares” has the meaning set forth in Section 5.3(a).

“Company Statutory Statements” has the meaning set forth in Section 5.7(a).

“Company Stockholder Approval” has the meaning set forth in Section 5.4(c).

“Company Stockholders Meeting” has the meaning set forth in Section 8.2(d).

“Company Subsidiaries” has the meaning set forth in Section 5.2(a).

“Company Termination Fee” has the meaning set forth in Section 10.3(a).

“Company Voting Debt” has the meaning set forth in Section 5.3(c).

“Company Welfare Plans” means all “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) maintained, or contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former independent contractors, consultants, agents, employees, officers or directors of the Company or any of its Subsidiaries.

“Confidentiality Agreement” has the meaning set forth in Section 8.1.

“Contract” means any contract, plan, undertaking, arrangement, concession, understanding, agreement, agreement in principle, franchise, permit, instrument, license, lease, sublease, note, bond, indenture, deed of trust, mortgage, loan agreement or other binding commitment, whether written or oral, and any binding agreements amending or modifying the terms thereof.

“Controlled Group Liability” has the meaning set forth in Section 5.21(f).

“DGCL” has the meaning set forth in the Recitals.

“Effective Time” has the meaning set forth in Section 2.3.

“Encumbrance” means any mortgage, claim, security interest, encumbrance, license, lien, charge or other similar restriction or limitation.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 4.2(a)(i).

“Exchange Fund” has the meaning set forth in Section 4.2(a)(i).

“Exchange Ratio” means the lesser of the Preliminary Exchange Ratio and the Recalculated Exchange Ratio.

“Excluded Shares” has the meaning set forth in Section 4.1(a).

“Executive Contracts” has the meaning set forth in Section 5.15(a).

“Form A Filings” has the meaning set forth in Section 8.4(c).

“Governmental Entity” means any court or tribunal or administrative, governmental or regulatory body, agency, commission, board, legislature, instrumentality, division, department, public body or other authority of any nation or government or any political subdivision thereof, whether foreign or domestic and whether national, supranational, state or local.

“HIPAA” means the United States Health Insurance Portability and Accountability Act of 1996.

“Holder” has the meaning set forth in Section 4.2(a)(i).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Insurance Regulator” means the Governmental Entity charged with supervision of insurance companies of a Person’s jurisdiction of domicile.

“Intellectual Property” means any and all of the following, and rights in, arising out of, or associated therewith: U.S. and non-U.S. (i) patents, utility models, supplementary protection certificates and applications therefor (including provisional applications, invention disclosures, certificates of invention and applications for certificates of invention) and divisionals, continuations, continuations-in-part, patents of addition, reissues, renewals, extensions, re-examinations, and equivalents thereof; (ii) trade secrets, know-how, proprietary information, customer lists, confidential information, inventions, discoveries, improvements, methods, methodologies, technology, and research and development, whether patentable or not; (iii) trademarks, service marks, trade dress, trade names and Internet domain names and registrations and applications therefor, and equivalents thereof; (iv) copyrights, mask works, works of authorship, software (including source code, object code and executables), registrations and applications therefor, and equivalents thereof together with all goodwill related to the foregoing; and (v) other intellectual property, industrial property and proprietary rights.

“Investment Company Act” has the meaning set forth in Section 5.25.

“IRS” means the United States Internal Revenue Service.

“Joint Proxy Statement/Prospectus” has the meaning set forth in Section 8.2(a).

“Judgment” means any judgment, order or decree.

“Knowledge of Parent” (or “Parent’s Knowledge”) means the actual knowledge, after making reasonable inquiry in their respective areas of responsibility, of any of the individuals listed on Schedule 1.1(a) of the Parent Disclosure Schedule as of the date hereof and, if so specified, as of the Closing.

“Knowledge of the Company” (or “Company’s Knowledge”) means the actual knowledge, after making reasonable inquiry in their respective areas of responsibility, of any of the individuals listed on Schedule 1.1(a) of the Company Disclosure Schedule as of the date hereof and, if so specified, as of the Closing.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 4.1(a).

“Merger Sub” has the meaning set forth in the Preamble.

“NASD” means the National Association of Securities Dealers, Inc.

“NASDAQ” means the National Association of Securities Dealers Automated Quotation system.

“New Plans” has the meaning set forth in Section 8.11(b).

“NOL” has the meaning set forth in Section 6.20(m).

“NYSE” means the New York Stock Exchange.

“Old Plans” has the meaning set forth in Section 8.11(b).

“Order” means any decree, judgment, injunction or other order, whether temporary, preliminary or permanent.

“Ordinary Course of Business” means the ordinary course of business consistent with past practice (including with respect to frequency, scope and amount); provided that, in the case of Parent, “Ordinary Course of Business” shall mean since March 1, 2006 only.

“Organizational Documents” means, with respect to any entity, the certificate or articles of incorporation and by-laws of such entity, or any similar organizational documents of such entity.

“Original Agreement” has the meaning set forth in the Recitals.

“Other Filings” has the meaning set forth in Section 8.2(a).

“Outside Date” has the meaning set forth in Section 10.1(b).

“Parent” has the meaning set forth in the Preamble.

“Parent Adverse Recommendation Change” has the meaning set forth in Section 8.3(b).

“Parent Alternative Transaction” means: (i) a Business Combination Transaction directly involving Parent; (ii) Parent’s acquisition of any Third Party in a Business Combination Transaction in which the shareholders of the Third Party immediately prior to consummation of such Business Combination Transaction will own more than twenty-five percent (25%) of Parent’s outstanding capital stock immediately following such Business Combination Transaction, including the issuance by Parent of more than twenty-five percent (25%) of any class of its voting equity securities as consideration for assets or securities of a Third Party or (iii) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of assets or properties, including by means of the acquisition of capital stock, that constitutes twenty-five percent (25%) or more of the assets of Parent and the Parent Subsidiaries, taken as a whole, or twenty-five percent (25%) or more of any class of equity securities of Parent other than the Merger and the transactions contemplated by this Agreement.

“Parent Alternative Transaction Proposal” means any inquiry, proposal or offer from any Person relating to, or that could reasonably be expected to lead to, a Parent Alternative Transaction.

“Parent Benefit Plan” means any Parent Pension Plan, Parent Welfare Plan and any other material plan, fund, program, arrangement or agreement to provide employees, directors, independent contractors, consultants, officers or agents with medical, health, life, bonus, stock or stock-based rights (option, ownership or purchase), retirement, deferred compensation, severance, salary continuation, vacation, sick leave, fringe, incentive, insurance or other benefits) maintained, or contributed to, or required to be contributed to, by the Parent or any of its Subsidiaries for the benefit of any current or former independent contractors, consultants, agents, employees, officers or directors of Parent or any of its Subsidiaries.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Common Shares” has the meaning set forth in the Recitals.

“Parent Contracts” has the meaning set forth in Section 6.15(a).

“Parent Convertible Common Shares” has the meaning set forth in Section 6.3(a).

“Parent Disclosure Schedule” has the meaning set forth in Article VI.

“Parent Employee Option” means each right to purchase Parent Common Shares or equity interests in any Parent Subsidiary, granted pursuant to any equity compensation plan maintained by Parent to a participant therein, that is outstanding and unexercised immediately prior to the Effective Time.

“Parent Employees” has the meaning set forth in Section 8.11(a).

“Parent Financial Statements” has the meaning set forth in Section 6.6(b).

“Parent Insurance Contracts” means all Contracts, including treaties, policies, binders, slips, certificates, annuity contracts, participation agreements, or other written arrangements, whether individual or group (including all applications, supplements, endorsements, riders and ancillary agreements in connection therewith), to which Parent or any of its Subsidiaries is a party or by or to which any of them is bound or subject providing for insurance, in each case as such Contract, treaty, policy or other written arrangement may have been amended, modified or supplemented, other than the Parent Insurance Policies, the Parent Reinsurance Agreements or the Parent Retrocession Agreements.

“Parent Insurance Policies” means all policies of insurance (excluding retrocession agreements and similar agreements) maintained by Parent or by any of its Subsidiaries as of the date hereof with respect to their respective properties, assets, business, operations, employees, officers or directors or managers.

“Parent Insurance Subsidiaries” has the meaning set forth in Section 6.2(c).

“Parent IP Rights” has the meaning set forth in Section 6.22(a).

“Parent IT Systems” means any and all information technology and computer systems (including computers, software, databases, middleware, firmware, servers, workstations, routers, hubs, switches, networks, data communications lines and hardware) relating to the transmission, storage, organization, processing or analysis of data and information, which technology and systems are used in or necessary to the conduct of the business of Parent or any of the Parent Subsidiaries.

“Parent Material Adverse Effect” means any event, occurrence, fact, condition, change, development or effect that is materially adverse to the business, assets, properties, liabilities, results of operations or condition (financial or otherwise) of Parent and the Parent Subsidiaries, taken as a whole, except to the extent that such event, occurrence, fact, condition, change, development or effect results from: (i) general economic, financial or security market conditions so long as such conditions do not have a disproportionate effect on Parent and the Parent Subsidiaries, taken as a whole, as compared to other similarly situated companies in Parent’s industry; (ii) changes in or events affecting the financial services industry, insurance and insurance services industries generally so long as such conditions do not have a disproportionate effect on Parent and the Parent Subsidiaries, taken as a whole, as compared to other similarly situated companies in Parent’s industry; (iii) any effect arising out of a change in U.S. GAAP, SAP or Applicable Law so long as such conditions do not have a disproportionate effect on Parent and the Parent Subsidiaries, taken as a whole, as compared to other similarly situated companies in Parent’s industry; (iv) the announcement or pendency of this Agreement and the transactions contemplated hereby; (v) changes in the market price or trading volume of the Parent Common Shares on the NYSE (provided that this clause (v) shall not exclude any underlying event, change or circumstance that itself constitutes a Parent Material Adverse Effect that may have resulted in or contributed to or is attributable to such change in the market price or trading volume); (vi) the loss of any employees, brokers, producers, independent contractors, customers or customer assets; (vii) natural disasters so long as such natural disasters do not have a materially disproportionate effect on Parent and the Parent Subsidiaries, taken as a whole, compared to other similarly situated companies in the Parent’s industry; (viii) the commencement, occurrence or intensification of any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack that does not directly affect the assets or properties of Parent or any Parent Subsidiary; or (ix) compliance by Parent with the terms and conditions of this Agreement. For the avoidance of doubt, reinsurance losses incurred by Peleus Re, or by the Subsidiaries of Parent arising from reinsurance provided to Peleus Re, shall not be considered in determining whether a Parent Material Adverse Effect has occurred.

“Parent Maximum Premium” has the meaning set forth in Section 8.6(d).

“Parent Pension Plans” means all “employee pension benefit plans” (as defined in Section 3(2) of ERISA) maintained, or contributed to, or required to be contributed to, by Parent or any of its Subsidiaries for the benefit of any current or former independent contractors, consultants, agents, employees, officers or directors of Parent or any of its Subsidiaries.

“Parent Permits” has the meaning set forth in Section 6.17(a).

“Parent Preferred Consents” means all of the approvals of the holders of the Parent Preferred Shares and/or the holders of the Parent Convertible Common Shares required for the consummation of the transactions contemplated by this Agreement, as set forth in Schedule 6.4(d) of the Parent Disclosure Schedule, other than any such approvals where such holders are voting together with the holders of Parent Common Shares as a single class.

“Parent Preferred Shares” has the meaning set forth in Section 6.3(a).

“Parent Reinsurance Agreements” has the meaning set forth in Section 6.19(a).

“Parent Reports” has the meaning set forth in Section 6.6(c).

“Parent Required Regulatory Approvals” has the meaning set forth in Section 6.5(a).

“Parent Retrocession Agreements” has the meaning set forth in Section 6.19(b).

“Parent Series A Convertible Common Shares” has the meaning set forth in Section 6.3(a).

“Parent Series A Preferred Shares” has the meaning set forth in Section 6.3(a).

“Parent Series B Convertible Common Shares” has the meaning set forth in Section 6.3(a).

“Parent Series B Preferred Shares” has the meaning set forth in Section 6.3(a).

“Parent Series C Convertible Common Shares” has the meaning set forth in Section 6.3(a).

“Parent Series C Preferred Shares” has the meaning set forth in Section 6.3(a).

“Parent Share Conversion” has the meaning set forth in Section 9.3(d).

“Parent Shareholder Approval” means all of the approvals of the holders of Parent Common Shares, Parent Preferred Shares and Parent Convertible Common Shares voting together as a single class required for the consummation of the transactions contemplated by this Agreement, as set forth in Schedule 6.4(d) of the Parent Disclosure Schedule.

“Parent Shareholders Meeting” has the meaning set forth in Section 8.2(e).

“Parent Special Committee” has the meaning set forth in the Recitals.

“Parent Statutory Statements” has the meaning set forth in Section 6.7(a).

“Parent Subsidiaries” has the meaning set forth in Section 6.2(a).

“Parent Superior Proposal” means a Parent Alternative Transaction (provided, that for purposes of this definition the term Parent Alternative Transaction shall have the meaning assigned to such term except that the reference to “25%” in the definition of “Parent Alternative Transaction” shall be deemed to be a reference to “50%”) (a) involving (i) Parent’s acquisition of any Third Party in a Business Combination Transaction in which the stockholders of the Third Party immediately prior to consummation of such Business Combination Transaction will own more than fifty percent (50%) of Parent’s outstanding capital stock immediately following such Business Combination Transaction, including the issuance by Parent of more than fifty percent (50%) of its voting equity securities as consideration for assets or securities of a Third Party or (ii) the direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of fifty percent (50%) or more of the assets of Parent and the Parent Subsidiaries, taken as a whole, or fifty percent (50%) or more of the voting equity securities of Parent and (b) having terms that, taking into account (as and to the extent that the Parent Board (or any committee thereof making such determination) deems relevant) all legal, financial, regulatory, fiduciary and other aspects of such Parent Alternative Transaction and the Person proposing such Parent Alternative Transaction, (i) would, if consummated, result in a transaction that is more favorable to the holders of Parent Common Shares (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement and (ii) is reasonably capable of being consummated. In forming its views in connection with clause (b) of the immediately preceding sentence, the Parent Board (or any committee thereof making such determination) shall consider, to the extent deemed relevant, among other things:

(A) all financial considerations and financial aspects of such Parent Alternative Transaction in comparison to the Merger and other transactions contemplated hereby,

(B) all strategic considerations, including whether such Parent Alternative Transaction is more favorable from a long-term strategic standpoint than the Merger and the other transactions contemplated hereby,

(C) all legal and regulatory considerations,

(D) the identity of the third party making such Parent Alternative Transaction,

(E) the conditions and likelihood of completion of such Parent Alternative Transaction as compared to the Merger and other transactions contemplated hereby (taking into account any necessary regulatory approvals),

(F) whether such Parent Alternative Transaction is likely to impose material obligations on Parent (or the post-closing entity in which Parent shareholders will hold securities) in connection with obtaining necessary regulatory approvals,

(G) whether such Parent Alternative Transaction is subject to a financing condition, and

(H) the amount of the payment of any Parent Termination Fee, if relevant.

“Parent Termination Fee” has the meaning set forth in Section 10.3(b)(iii).

“Parent Voting Debt” has the meaning set forth in Section 6.3(c).

“Parent Voting Proposal” means the proposal that the Parent’s shareholders approve the Merger and the issuance of Parent Common Shares in connection with the Merger.

“Parent Welfare Plans” means all “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) maintained, or contributed to, or required to be contributed to, by Parent or any of its Subsidiaries for the benefit of any current or former independent contractors, consultants, agents, employees, officers or directors of Parent or any of its Subsidiaries.

“PBGC” has the meaning set forth in Section 5.21(c).

“Peleus Re” means Peleus Reinsurance Ltd., a Class 3 insurance company organized under the laws of Bermuda.

“Permitted Encumbrances” means (a) with respect to the Company, those Encumbrances listed on Schedule 1.1(b) of the Company Disclosure Schedule and (b) with respect to Parent, those Encumbrances listed on Schedule 1.1(b) of the Parent Disclosure Schedule.

“Permitted Officer Share Transactions” means the vesting of the unvested restricted stock, the vesting of the unvested stock options and the exercise or purchase for cash or through any cashless exercise or other net share settlement process of the amount of restricted stock and options set forth on Schedule 1.1(a) of the Company Disclosure Schedule for each person specified on Schedule 1.1(a) of the Company Disclosure Schedule.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Preliminary Exchange Ratio” means the result of the following calculation:

Preliminary Exchange Ratio = 6.4672 + [(X ÷ 33,868,998)/5.17]

Where:

X = The positive dollar amount, if any, by which $60 million exceeds the amount of Special Dividend paid prior to the Closing Date.

“Proceeding” means any action, claim, proceeding, suit, opposition, challenge, charge, litigation, arbitration, or investigation.

“Recalculated Exchange Ratio” has the meaning set forth in Section 4.6(a).

“Registration Statement” has the meaning set forth in Section 8.2(a).

“Regulatory Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Applicable Laws, including any antitrust, competition or trade regulation Applicable Laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition or (ii) protect the national security or the national economy of any nation.

“Representatives” has the meaning set forth in Section 8.1.

“SAP” has the meaning set forth in Section 5.7(b).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Special Dividend” means a special cash dividend to be distributed to holders, as of the relevant record date, of outstanding Company Common Shares not to exceed $60 million in the aggregate.

“Standard & Poor’s” has the meaning set forth in Section 7.1(a).

“Subsidiary” of any Person means another Person, in which such Person (i) owns, directly or indirectly, more than fifty percent (50%) of the outstanding voting securities, equity securities, profits interest or capital interest or (ii) is entitled to elect at least a majority of the board of directors, board of managers or similar governing body.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Taxes” means (i) federal, state, county, local, foreign and other taxes, assessments, charges, duties, fees, levies, imposts or other similar charges imposed by a Taxing Authority, including all income, franchise, profits, capital gains, capital stock, transfer, gross receipts, production, customs, sales, use, transfer, service, occupation, ad valorem, property, excise, severance, windfall profits, premium, stamp, license, payroll, employment, social security, workers compensation, unemployment, disability, environmental, alternative minimum, add-on, value-added, capital taxes, withholding and other taxes, assessments, deficiencies, charges, duties, fees, levies, imposts or other similar charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), and all estimated taxes, deficiency assessments, additions to tax, interest, and penalties (civil or criminal), additional amounts imposed by any Taxing Authority and interest on or in respect of a failure to comply with any requirement relating to such taxes or any Tax Return and expenses incurred in connection with the determination, settlement or litigation of any tax liability; (ii) any liability of any Person pursuant to Treasury regulations Section 1.1502-6 (or any similar provision of foreign, state or local law) for the payment of amounts of a type described in clause (i) above as a result of being a member of a group of companies that files their Tax Returns on a consolidated, combined, affiliated, unified, or group basis, or as a result of any obligation of such Person under any Tax sharing arrangement or agreement whether imposed or assessed directly on a Person (or the business, assets, operations or items of income, gain or losses of Person), or (iii) any liability of any Person for the payment of amounts with respect to payments of a type described in clauses (i) and (ii) above as a transferee, successor, or payable pursuant to a contractual obligation or otherwise.

“Taxing Authority” shall mean the IRS or any other federal, state, cantonal, provincial, county, local or national Governmental Entity (whether domestic or foreign) or any subdivision or taxing agency thereof (including a United States possession).

“Tax Return” shall mean any form, report, return, document, declaration or other information or filing required to be supplied (including any electronic submissions) to any Taxing Authority or jurisdiction (foreign or domestic) with respect to Taxes, including any elections, information returns or reports, amended or corrected returns, reports, statements or other documents, any documents required to accompany the required filings, any principal documentation (as described in Treasury regulations Section 1.6662-6(d)(2)(iii)(B) or similar state or foreign jurisdiction provisions) that was prepared to support transfer pricing methodologies, any documents with respect to or accompanying payments of estimated Taxes, any documents with respect to or accompanying requests for the extension of time in which to file any such form, report, return, document, declaration or other information, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes any of the parties.

“Third Party” means any Person not a party to this Agreement.

“U.S. GAAP” means United States generally accepted accounting principles.

“Voting Agreement” has the meaning set forth in the Recitals.

“WARN Act” means the United States Worker Adjustment and Retraining Notification Act.

(b) Terms Generally.  The words “hereby,” “herein,” “hereof,” “hereunder” and words of similar import refer to this Agreement as a whole (including any Exhibits hereto and Schedules delivered herewith) and not merely to the specific section, paragraph or clause in which such word appears. All references herein to Sections, Exhibits and Schedules shall be deemed references to Sections of, Exhibits to and Schedules delivered with this Agreement unless the context shall otherwise require. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The definitions given for terms in this Section 1.1 and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Except as otherwise expressly provided herein, all references to “Dollars” or “$” shall be deemed references to the lawful money of the United States of America. All references herein to “parties” shall be to the parties hereto unless the context shall otherwise require.

ARTICLE II

The Merger; Closing; Effective Time

Section 2.1  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.2  Closing.  The Closing of the Merger (the “Closing”) shall take place: (a) at the offices of Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York, at 9:00 a.m. (New York time) no later than the twenty-first (21st) day after all of the conditions set forth in Article IX have been fulfilled or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) in accordance with this Agreement; or (b) at such other place and time and/or on such other date as the Company and Parent may agree in writing (the “Closing Date”).

Section 2.3  Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a Certificate of Merger as contemplated by the DGCL (the “Certificate of Merger”), together with any required related Certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later date and time as the Company and Parent may agree upon and as is set forth in such Certificate of Merger (such time, the “Effective Time”).

ARTICLE III

The Surviving Corporation

Section 3.1  Certificate of Incorporation.  The Certificate of Incorporation of the Surviving Corporation shall be amended at the Effective Time to be in the form of Exhibit B, and as so amended, such Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation (the “Certificate of Incorporation”) until thereafter changed or amended as provided therein or by Applicable Law.

Section 3.2  By-Laws.  The By-Laws of Merger Sub in effect immediately prior to the Effective Time shall be the By-Laws of the Surviving Corporation (the “By-Laws”) until thereafter amended as provided therein or by Applicable Law.

Section 3.3  Directors and Officers.  From and after the Effective Time, (a) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the By-Laws.

ARTICLE IV

Effect of the Merger on Stock;
Exchange of Certificates

Section 4.1  Effect on Stock.

(a) Conversion of Company Common Shares.  At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any capital stock of the Company or Merger Sub, each Company Common Share issued and outstanding immediately prior to the Effective Time (other than Company Common Shares (A) held in treasury by the Company or (B) held by any Company Subsidiary (collectively, the “Excluded Shares”)) shall be converted into the right to receive in accordance with this Article IV a number of Parent Common Shares equal to the Exchange Ratio (the “Merger Consideration”). The value of any resulting fractional shares shall be determined and paid pursuant to Section 4.5.

(b) Cancellation of Company Common Shares.

(i) At the Effective Time, each Company Common Share converted into the Merger Consideration pursuant to Section 4.1(a) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate that immediately prior to the Effective Time represented any such Company Common Shares (each, a “Certificate”) (other than Certificates representing Excluded Shares) shall thereafter represent only the right to receive the Merger Consideration upon surrender of such Certificate in accordance with this Article IV.

(ii) Each Excluded Share issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Holder thereof, cease to be outstanding, be canceled and retired without payment of any consideration therefor and shall cease to exist.

(c) Reverse Stock Split.  Immediately following the conversion or cancellation of shares of the Company securities specified in subsection (a) and (b) of this Section 4.1, the Parent Common Shares shall be reduced pursuant to a 1 for 10 reverse stock split. The value of any resulting fractional shares shall be determined and paid pursuant to Section 4.5. The par value of Parent Common Shares shall remain at $1.00 per share and all amounts of share capital in excess of $1.00 per share, including all amounts paid in respect of the par value and share premium attributable to the Parent Common Shares cancelled pursuant to such reverse stock split, shall, subject to shareholder approval, be transferred to Parent’s contributed surplus.

(d) Merger Sub.  At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one newly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Section 4.2  Exchange of Certificates for Merger Consideration.

(a) Exchange Agent and Procedures.

(i) Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company, as paying agent (the “Exchange Agent”). At or prior to the Effective Time, Parent shall deposit, or shall cause the Surviving Corporation to deposit, with the Exchange Agent, separate and apart from its other funds, as a trust fund for the Holders of record of Certificates (each, a “Holder”), the aggregate Merger Consideration, consisting of certificates representing the Parent Common Shares to be issued as Merger Consideration after giving effect to the reverse split of Parent Common Shares (such stock certificates being hereinafter referred to as the “Exchange Fund”). Except as contemplated by Section 4.2(c), the Exchange Fund will not be used for any other purpose.

(ii) As promptly as practicable after the Effective Time and the reverse split of Parent Common Shares, the Surviving Corporation shall cause the Exchange Agent to mail (and to make available for collection by hand) to each Holder (A) a letter of transmittal (in a form approved by the Company), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall be in such form and have such other customary provisions as Parent and the Surviving Corporation may reasonably specify and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration after giving effect to the reverse split of Parent Common Shares, together with any dividends or distributions with respect thereto or cash in lieu of fractional shares of Parent Common Shares to which such Holder is entitled pursuant to Section 4.1(a).

(iii) Each Holder of a Certificate representing any Company Common Shares that have been converted into a right to receive the Merger Consideration set forth in Section 4.1(a) shall, upon surrender of such Certificate for cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed in accordance with the instructions thereto, be entitled to receive in exchange therefor a certificate or certificates representing that number of whole Parent Common Shares to which such Holder is entitled pursuant to Section 4.1(a) after taking into account all Company Common Shares held by such Holder and the reverse split of Parent Common Shares and the Certificate(s) so surrendered shall forthwith be marked canceled. No interest will be paid or accrued on any Merger Consideration payable upon due surrender of the Certificates. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.

(iv) In the event of the surrender of a Certificate that is not registered in the transfer records of the Company under the name of the Person surrendering such Certificate, the Merger Consideration shall be paid to such a transferee if such Certificate is presented to the Exchange Agent and such Certificate is duly endorsed or is accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid. If any Merger Consideration is to be delivered to a Person whose name is other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such delivery that the Person requesting such delivery shall pay any transfer or other Taxes required to be paid by reason of such delivery to a Person whose name is other than that of the Holder of the Certificate surrendered or shall establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable.

(b) Closing of Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of the Company Common Shares outstanding immediately prior to the Effective Time thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing Company Common Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Company Common Shares, except as otherwise provided herein or by Applicable Law. If, after the Effective Time, any Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be marked canceled and exchanged as provided in this Article IV.

(c) Termination of Exchange Fund.  Any portion of the Exchange Fund that remains unclaimed by the Holders and other eligible Persons in accordance with this Article IV following one (1) year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any Holder who has not previously complied with this Article IV shall thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for, payment of its claim for Merger Consideration.

(d) Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue the Merger Consideration in exchange for such lost, stolen or destroyed Certificate. Delivery of such affidavit and the posting of such bond shall be deemed delivery of a Certificate with respect to the relevant Company Common Shares for purposes of this Article IV.

(e) Distributions with Respect to Unexchanged Parent Common Shares.  No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Shares with a record date after the Effective Time will be paid to the Holder of any unsurrendered Certificate with respect to Parent Common Shares represented thereby, and no cash payment in lieu of any fractional shares will be paid to any such Holder pursuant to Section 4.5, until the Holder of such Certificate surrenders such Certificate. Subject to the effect of escheat, tax or other Applicable Laws, following surrender of such Certificate, there will be paid to the Holder of the certificates representing whole Parent Common Shares issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional Parent Common Share to which such Holder is entitled pursuant to Section 4.5 and the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole Parent Common Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole Parent Common Shares.

(f) No Further Rights in Company Common Shares.  All Parent Common Shares issued upon conversion of the Company Common Shares in accordance with the terms hereof (including cash paid pursuant to Section 4.2(e) or Section 4.5) will be deemed to have been issued in full satisfaction of all rights pertaining to such Company Common Shares.

(g) No Liability.  None of Parent, Merger Sub, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Section 4.3  Treatment of Company Equity Compensation.

(a) Company Employee Options.  Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Holder of any Company Common Shares or Company Employee Options, Company Employee Options shall cease to represent a right to acquire Company Common Shares and shall automatically be converted into an option (a “Company Converted Option”) to purchase Parent Common Shares. The number of Parent Common Shares subject to each Company Converted Option shall be equal to the product of the number of Company Common Shares subject to such Company Employee Option multiplied by the Exchange Ratio; provided, that any fractional Parent Common Shares resulting from such multiplication shall be rounded down to the nearest whole share. The exercise price per share of each Company Converted Option shall equal the quotient of (A) the exercise price per share under the corresponding Company Employee Option divided by (B) the Exchange Ratio; provided, that such exercise price shall be rounded up to the nearest whole cent. Each such Company Converted Option will otherwise have substantially the same terms and conditions as the corresponding Company Employee Option, including vesting and term of exercise.

(b) Company Restricted Stock.  Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Holder of any Company Common Shares or Company Restricted Stock, Company Restricted Stock shall automatically be converted in accordance with Section 4.1(a) hereof into Parent Common Shares, provided such Parent Common Shares will be subject to the same restrictions that applied to the Company Restricted Stock immediately prior to the Effective Time.

Section 4.4  Employee Stock Purchase Plan.  The Company shall take all commercially reasonable actions necessary to cause all offering periods under the Company’s Employee Stock Purchase Plan to end on or before five (5) business days prior to Closing.

Section 4.5  Fractional Shares.  Notwithstanding any other provision of this Agreement to the contrary, no fractional Parent Common Shares will be issued pursuant to the Merger or the reverse stock split. Entitlement of holders of Parent Common Shares after the Merger and the reverse stock split to payment in lieu of fractional shares shall be determined after the completion of the reverse stock split. All holders of Parent Common Shares otherwise entitled to receive a fractional share of Parent Common Shares pursuant to the Merger and/or the reverse stock split shall be entitled to receive a cash payment in lieu thereof in an amount equal to such holder’s pro rata share of the total net proceeds of a sale (which shall take place as soon as practicable after the Closing Date and the completion of the reverse stock split) at the then prevailing prices on the open market by the transfer agent of a number of Parent Common Shares equal to the aggregate of all such fractional shares. Such fractional share interests shall not entitle the owner thereof to any dividends or other distributions made in respect of Parent Common Shares or to the right to vote or any other rights of a shareholder of Parent.

Section 4.6  Recalculated Exchange Ratio.

(a) In the event that, between the date hereof and the Effective Time, there occurs any Company Issuance, Company Purchase, Company Dividend or Company Asset Sale, then the Company shall prepare the following computation (the “Recalculated Exchange Ratio”):

Recalculated Exchange Ratio =	[(1.4 × (A − D − F) + B − C) ÷ G] + [(E − I) ÷ H]

5.17

Where:

A =	Company Book Value plus the proceeds received or to be received by the Company upon exercise of all rights to receive Company Common Shares (whether or not such rights are vested or subject to the satisfaction of conditions precedent) other than those rights arising from issuances, or agreements to issue, in connection with or pursuant to (i) any exercise of Company Employee Options, (ii) any Company Benefit Plan or (iii) any Permitted Officer Share Transaction

B = Company Issuance Consideration

C = Company Purchase Consideration

D = Company Dividend Amount

E =	The positive dollar amount, if any, by which $60 million exceeds the amount of Special Dividend paid prior to the Closing Date

F =	Company Asset Sale Reduction Amount

G =	33,560,385 plus any Company Common Shares issued pursuant to a Company Issuance less any Company Common Shares purchased pursuant to a Company Purchase plus any Company Common Shares that will be deliverable upon exercise of all rights to receive Company Common Shares (whether or not such rights are vested or subject to the satisfaction of conditions precedent), other than those rights arising from issuances, or agreements to issue, in connection with or pursuant to (i) any exercise of Company Employee Options, (ii) any Company Benefit Plan or (iii) any Permitted Officer Share Transaction

H = 33,868,998

I = $60 million

(b) Rules Applicable to Computation of Recalculated Exchange Ratio.  For purposes of the computation to be made pursuant to Section 4.6(a), the following provisions shall apply:

(i) Type of Consideration.

(A) Cash Consideration.  In case of any transaction described in Section 4.6(a) involving the receipt or payment of cash, the consideration shall be deemed to be the cash proceeds before deducting any commissions or other expenses paid or incurred for any underwriting of, or otherwise in connection with the issuance of any equity securities.

(B) Non-Cash Consideration.  In case of any transaction described in Section 4.6(a) involving the receipt or payment of consideration other than cash, or a consideration a part of which shall be other than cash, the amount of the consideration other than cash shall be deemed to be the value of such consideration at the time of its receipt or payment as determined in good faith and approved by the Audit Committee of the Company Board, except that where the non-cash consideration consists of the cancellation, surrender or exchange of outstanding obligations of the Company (or where such obligations are otherwise converted into Company Common Shares), the value of the non-cash consideration shall be deemed to be the principal amount of the obligations canceled, surrendered, satisfied, exchanged or converted. If such non-cash consideration consists in whole or in part of publicly traded securities (i.e., in lieu of cash), the value of such non-cash consideration shall be the aggregate fair market value of such securities (based on the latest reported sale price) as of the close of the day immediately preceding the date of their receipt or payment.

(ii) Options, Warrants, Convertibles, Etc.

(A) In case of any transaction described in Section 4.6(a) involving (1) any security that is convertible into Company Common Shares or (2) any rights, options or warrants to purchase Company Common Shares, there shall be deemed to have been issued or purchased, for the consideration described below, the number of Company Common Shares into which such convertible security may be converted when first convertible, or the number of Company Common Shares deliverable upon the exercise of such rights, options or warrants when first exercisable, as the case may be; provided, however, that this Section 4.6(b)(ii) shall not apply to Company Employee Options.

(B) The consideration deemed to be received or paid at the time of any transaction involving such convertible securities or such rights, options or warrants shall be the consideration so received determined as provided in Sections 4.6(b)(i)(A) and 4.6(b)(i)(B) hereof plus (x) any consideration or adjustment payment to be received or paid in connection with such conversion or, as applicable, (y) the aggregate price at which Company Common Shares are to be delivered upon the exercise of such rights, options or warrants when first exercisable (or, if no price is specified and such Company Common Shares are to be delivered at an option price related to the fair market value of the subject Company Common Shares, an aggregate option price bearing the same relation to the fair market value of the subject Company Common Shares at the time such rights, options or warrants were granted).

(iii) Consideration to be Paid or Received.  In the event that any transaction described in Section 4.6(a) is not completed prior to the Effective Time, then the amount to be paid or received in connection with such transaction shall be determined as of the date of the public announcement of such transaction.

(c) Procedure.  The computation of the Recalculated Exchange Ratio shall be prepared in accordance with this Agreement and, to the extent applicable, in accordance with U.S. GAAP applied on a basis consistent with the Company Financial Statements. The Company shall deliver to Parent the computation of the Recalculated Exchange Ratio at least five (5) Business Days prior to the Effective Time. Such computation shall be accompanied by: (i) an explanation of the computation and the methodology employed; (ii) certificates of the Chief Executive Officer and Chief Financial Officer of the Company and of Ernst & Young LLP certifying that the computation is a true and correct calculation, has been prepared in accordance with this Agreement and, to the extent applicable, in accordance with U.S. GAAP applied on a basis consistent with the Company Financial Statements, and that, to the extent applicable, the components of the computation are based on and consistent with the Company Financial Statements and the books and records of the Company; and (iii) a Certificate of the Secretary of the Company, in the form attached hereto as Exhibit D, certifying as to the good faith determination and approval by the Audit Committee of the value of all non-cash consideration pursuant to Section 4.6(b)(i)(B), attached to which shall be the resolution or resolutions of the Audit Committee and detailed documentation showing the calculation of such value.

ARTICLE V

Representations and Warranties of the Company

Except as otherwise disclosed to Parent in a schedule (the “Company Disclosure Schedule”) delivered to it by the Company prior to the execution of this Agreement (it being understood that each section or schedule of such Company Disclosure Schedule qualifies the correspondingly numbered representation, warranty or covenant hereof only to the extent specified therein and such other representations, warranties or covenants only to the extent a matter in such section or schedule is disclosed in such a way as to make its relevance to such other representation, warranty or covenant readily apparent) and except as readily apparent from disclosure in the Company Reports publicly available prior to the date hereof (other than disclosures in the “Risk Factors” and “Forward Looking Statements” sections of the Company Reports and any other disclosures included in any such Company Reports that are predictive or forward-looking in nature), the Company represents and warrants to Parent and Merger Sub as follows:

Section 5.1  Corporate Status.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as is now being conducted. The Company is duly qualified or licensed to own, lease and operate its properties and to carry on its business as is now being conducted in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent complete and correct copies of its Organizational Documents, as amended and in effect on the date hereof.

Section 5.2  Company Subsidiaries.

(a) Schedule 5.2(a) of the Company Disclosure Schedule sets forth the name of each Subsidiary owned (whether directly or indirectly) by the Company (collectively, the “Company Subsidiaries”), and the state or jurisdiction of its organization. Each Company Subsidiary is a corporation, limited liability company or partnership, as the case may be, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has all requisite corporate, limited liability company or partnership power and authority, as the case may be, to own, lease and operate its properties and to carry on its business as is now being conducted. Each Company Subsidiary is duly qualified as a foreign corporation to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries. All of such shares and other equity interests so owned by the Company are validly issued, fully paid and nonassessable and are owned by it free and clear of any Encumbrances.

(c) Schedule 5.2(c) of the Company Disclosure Schedule sets forth each of the Company Subsidiaries conducting any insurance or reinsurance business (the “Company Insurance Subsidiaries”) and lists the jurisdiction of domicile of each Company Insurance Subsidiary.

Section 5.3  Capitalization.

(a) Authorized; Designations.  As of the date hereof, the authorized capital stock of the Company consists of seventy million (70,000,000) shares of Common Stock, par value $0.10 per share (the “Company Common Shares”), and five million (5,000,000) shares of Preferred Stock, par value $0.10 per share, of which 4,296,296 have been designated as “Series A Mandatorily Convertible Preferred Stock” (the “Company Series A Preferred Shares”).

(b) Issued and Outstanding.  As of the date hereof:

(i) 33,032,876 Company Common Shares were issued and outstanding;

(ii) 500,000 Company Series A Preferred Shares were issued and outstanding;

(iii) no Company Common Shares were held in treasury by the Company;

(iv) 2,234,581 Company Common Shares were subject to outstanding Company Employee Options; and

(v) 2,406,262 Company Common Shares were reserved for issuance pursuant to the Company’s stock plans listed on Schedule 5.3(b) of the Company Disclosure Schedule.

Except as set forth above, as of the date hereof, no shares of capital stock of the Company were issued, reserved for issuance or outstanding. All issued and outstanding Company Common Shares have been duly authorized and validly issued and are fully paid and nonassessable.

(c) There are no preemptive or similar rights granted by the Company or any Company Subsidiary on the part of any Holders of any class of securities of the Company or any Company Subsidiary. Except as set forth above, neither the Company nor any Company Subsidiary has outstanding any bonds, debentures, notes or other obligations the Holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or any such Company Subsidiary on any matter (“Company Voting Debt”). Except as set forth above, there are not, as of the date hereof, any Company Employee

Options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any of the Company Subsidiaries is a party or by which any of them is bound (i) obligating the Company or any of the Company Subsidiaries to issue, deliver or sell or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of, or other equity interest in, the Company or any Company Voting Debt, (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such Company Employee Option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to Holders of capital stock of, or other equity interests in, the Company. As of the date hereof, there are not any outstanding contractual obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of the Company Subsidiaries. There are no proxies, voting trusts or other agreements or understandings to which the Company or any of the Company Subsidiaries is a party or is bound with respect to the voting of the capital stock of, or other equity interests in, the Company or any of the Company Subsidiaries.

(d) All outstanding Company Common Shares, all outstanding Company Employee Options and all outstanding shares of capital stock of each Company Subsidiary have been issued and granted in compliance with all Applicable Laws.

(e) The exercise price of each Company Employee Option is no less than the fair market value of a Company Common Share as determined on the date of grant of such Company Common Share. All grants of Company Employee Options were properly approved by the Company Board (or a duly and validly appointed committee thereof) in compliance with all Applicable Law and were recorded on the Company Financial Statements in accordance with U.S. GAAP, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant.

(f) The Company has furnished, as of the date hereof, the following information with respect to each Company Employee Option outstanding as of the date hereof: (i) the name of the optionee; (ii) the particular Company stock option plan pursuant to which it was granted; (iii) the number of Company Common Shares subject to it; (iv) the exercise price; (v) the date on which it was granted; (vi) the vesting schedule; (vii) the expiration date; (viii) whether the exercisability will be accelerated or redeemed in any way in connection with the transactions contemplated by this Agreement and, if so, the extent of acceleration or redemption; and (ix) whether it is intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

Section 5.4  Authority; Execution and Delivery; Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Stockholder Approval. The Company has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

(b) The Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) determining that the terms of the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the stockholders of the Company, (iii) directing that this Agreement be submitted to a vote at a meeting of the Company’s stockholders, (iv) recommending that the Company’s stockholders adopt this Agreement and (v) declaring that this Agreement is advisable. The approval of this Agreement, the Merger and the other transactions contemplated hereby by the Company Board referred to in this Section 5.4(b) constitutes approval of the Merger for purposes of Section 203 of the DGCL and represents the only action necessary to ensure that the restrictions on “business combinations” (as such term is defined therein) set forth in Section 203 of the DGCL does not and will not apply to the execution or delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby. No other “fair price”, “moratorium”, “control share acquisition” or other state takeover statute or similar statute or regulation applies or purports to apply to the Company with respect to this Agreement, the Merger or any other transaction contemplated by this Agreement. There is no rights agreement, “poison pill” anti-takeover plan or other similar plan, device or arrangement to which the Company or any Company Subsidiary is a party or by which it or they are bound with respect to any capital stock of or other equity interest in the Company.

(c) The only vote of holders of any class or series of capital stock of the Company necessary to approve and adopt this Agreement and the Merger is the adoption of this Agreement by the holders of a majority of the outstanding Company Common Shares and the Company Series A Preferred Shares (on an as-converted basis), voting together as a single class (the “Company Stockholder Approval”).

Section 5.5  Consents and Approvals; No Violations.

(a) The execution, delivery and performance of this Agreement by the Company and consummation of the Merger by the Company do not and will not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity except for (i) the approvals of the Governmental Entities set forth on Schedule 5.5(a) of the Company Disclosure Schedule (the “Company Required Regulatory Approvals”); (ii) the pre-merger notification requirements under the HSR Act; (iii) the applicable requirements of the Exchange Act; (iv) the filing of the Certificate of Merger pursuant to the DGCL; (v) any registration, filing or notification required pursuant to state securities or blue sky laws; and (vi) any such consent, approval, authorization, permit, filing, or notification, the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Except for the Company Stockholder Approval or as contemplated by Section 5.5(a), no consent or approval of any other Person is required to be obtained by the Company for the execution, delivery or performance of this Agreement by the Company and consummation by the Company of the transactions contemplated hereby, except where the failure to obtain any such consent or approval would not reasonably be expected to have a Company Material Adverse Effect.

(c) None of the execution, delivery or performance of this Agreement by the Company or, subject to the receipt of the Company Stockholder Approval, consummation by the Company of the transactions contemplated hereby or compliance by the Company with any provisions hereof, will (i) violate any provision of the Organizational Documents of the Company or any Company Subsidiary; (ii) result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under, any Contract to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective assets may be bound; (iii) result in the creation or imposition of any Encumbrance upon any property or asset of the Company or any Company Subsidiary; or (iv) violate or conflict with any law to which the Company or any Company Subsidiary, is subject, except, in the case of clauses (ii), (iii) and (iv), for violations, breaches, defaults, terminations, cancellations, payments, accelerations, revocations, creations, impositions or conflicts which would not, individually or in the aggregate, have or be reasonably expected to have, a Company Material Adverse Effect.

Section 5.6  Company Financial Statements; SEC Reports.

(a) The Company Financial Statements comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with U.S. GAAP (except, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) as in effect on the respective dates thereof, applied on a consistent basis throughout the periods presented, subject, in the case of interim unaudited Company Financial Statements, only to normal, recurring year-end adjustments, none of which are expected to be material in nature. The consolidated balance sheets included in the Company Financial Statements present fairly in all material respects the financial position of the Company and the Company Subsidiaries as at the respective dates thereof, and the consolidated statements of income, consolidated statements of stockholders’ equity, and consolidated statements of cash flows included in such Company Financial Statements present fairly in all material respects the results of operations, stockholders’ equity and cash flows of the Company and the Company Subsidiaries for the respective periods indicated.

(b) The term “Company Financial Statements” means the consolidated financial statements of the Company and the Company Subsidiaries included in the Company Reports together, in the case of year-end statements, with reports thereon by Ernst & Young LLP, the independent auditors of the Company, including in each case a consolidated balance sheet, a consolidated statement of income, a consolidated statement of stockholders’ equity and a consolidated statement of cash flows, and accompanying notes.

(c) The Company and each Company Subsidiary has filed or furnished, as applicable, all reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the SEC since January 1, 2004 (the “Company Reports”). As of its respective date, each Company Report complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company Report, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) With respect to each Company Report that is a report on Form 10-K or 10-Q or an amendment thereto, each of the principal executive officer and the principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15(d) under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Company Reports.

Section 5.7  Statutory Statements.

(a) The Company has previously furnished to Parent true and complete copies of the following statutory statements, in each case together with all exhibits, schedules and notes thereto and any affirmations and certifications filed therewith: (i) the audited annual statement of each Company Insurance Subsidiary as at December 31 in each of the years ended 2003, 2004 and 2005 and (ii) the unaudited annual statement of each Company Insurance Subsidiary for the year ended December 31, 2006 (collectively, the “Company Statutory Statements”).

(b) The Company Statutory Statements (i) were prepared in conformity with statutory accounting practices prescribed or permitted by the relevant insurance regulator applied on a consistent basis (“SAP”), except as expressly set forth within the subject financial statements and (ii) present fairly to the extent required by and in conformity with SAP, except as set forth in the notes, exhibits or schedules thereto, in all material respects the statutory financial condition and statutory results of operation of each Company Insurance Subsidiary as of the dates and for the periods therein specified.

Section 5.8  Absence of Certain Changes or Events.  Except as contemplated by this Agreement, from December 31, 2006 to the date hereof: (a) the Company and its Subsidiaries have conducted their businesses only in the Ordinary Course of Business; (b) there has not been any event, condition, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; and (c) the Company and its Subsidiaries have not taken any action (or failed to take any action) that, if taken (or failed to be taken) during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 7.1.

Section 5.9  Litigation.

(a) Set forth on Schedule 5.9(a) of the Company Disclosure Schedule is a true and complete list as of the date hereof of all Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary as of the date hereof, except for those Proceedings that (i) do not and would not reasonably be expected to impair in any material respect the ability of the Company to perform its obligations under this Agreement, or prevent or materially impede the consummation by the Company of the Merger or the other transactions contemplated by this Agreement and (ii) have not had and would not reasonably be expected to have a Company Material Adverse Effect. There is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary except those that, individually or in the aggregate, (x) do not and would not reasonably be expected to impair in any material respect the ability of the Company to perform its obligations under this Agreement, or prevent or materially impede the consummation by the Company of the Merger or the other transactions contemplated by this Agreement, or (y) have not had and would not reasonably be expected to have a Company Material Adverse Effect, other than those Proceedings set forth on Schedule 5.9(a) of the Company Disclosure Schedule.

(b) With respect to any Proceedings pending or threatened against the Company or any Company Subsidiary that are set forth on Schedule 5.9(a) of the Company Disclosure Schedule, there has not been any change in circumstance since December 31, 2006 except as individually or in the aggregate, (i) do not and would not reasonably be expected to impair in any material respect the ability of the Company to perform its obligations under this Agreement, or prevent or materially impede the consummation by the Company of the Merger or the other transactions contemplated by this Agreement, or (ii) have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) Neither the Company nor any Company Subsidiary nor any of their respective properties is or are a party or subject to or in default under any Judgment except as individually or in the aggregate, (i) do not and would not reasonably be expected to impair in any material respect the ability of the Company to perform its obligations under this Agreement, or prevent or materially impede the consummation by the Company of the Merger or the other transactions contemplated by this Agreement, or (ii) have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d) To the Knowledge of the Company, since December 31, 2006, there have been no formal or informal SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations or material whistle-blower complaints pending or threatened or otherwise involving the Company or any Company Subsidiary, including, regarding any accounting practices of the Company, any broker compensation issues or any conduct by any executive officer of the Company.

Section 5.10  Absence of Undisclosed Liabilities.  The Company and the Company Subsidiaries do not have any liabilities of any nature (whether accrued, absolute, asserted or unasserted, contingent or otherwise), except for liabilities (a) reflected on or reserved against in the Company’s consolidated balance sheet as of December 31, 2006 included in the Company Financial Statements, (b) liabilities incurred in the Ordinary Course of Business since December 31, 2006 and (c) liabilities which, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect.

Section 5.11  Title to Property.

(a) Schedule 5.11(a) of the Company Disclosure Schedule sets forth the location and description of all real property owned by the Company or any of the Company Subsidiaries as of the date hereof.

(b) Each of the Company and the Company Subsidiaries (a) has good and valid title to all of its properties, assets and other rights that would not constitute real property (other than Intellectual Property), free and clear of all Encumbrances and (b) owns, has valid leasehold interests in or valid contractual rights to use, all of the assets, tangible and intangible (other than Intellectual Property), necessary to permit the Company and the Company Subsidiaries to carry on their business, in each case, except for Permitted Encumbrances or where the failure to have such good and valid title, own such assets, have such valid leasehold interests or have such valid contractual rights have not had or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 5.12  Insurance.  Copies of all Company Insurance Policies have been provided or made available to Parent. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) all such policies are in full force and effect and were in full force and effect during the periods of time such insurance policies are purported to be in effect and (b) neither the Company nor any Company Subsidiary (i) is in material breach or default or (ii) has taken any action or failed to take any action, and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification under any policy.

Section 5.13  Disclosure Documents.  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Registration Statement, contains or will contain, as applicable, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus, on the date it is first mailed to the Company’s stockholders or Parent’s shareholders or at the time of the Company Stockholders Meeting, the Parent Shareholders Meeting or at the Effective Time, contains or will contain, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Registration Statement or the Joint Proxy Statement/Prospectus based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus.

Section 5.14  Brokers.  Other than Bear, Stearns & Co. Inc. and Friedman Billings Ramsey & Co., Inc., there is no Person that may be entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by the Company or any Company Subsidiary in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has furnished to Parent a true and complete copy of all agreements between the Company and Bear, Stearns & Co. Inc. and Friedman Billings Ramsey & Co., Inc. relating to the Merger or other transactions contemplated by this Agreement.

Section 5.15  Contracts.

(a) As of the date hereof, there are no Contracts to which the Company or any Company Subsidiary is a party, or by which any of them is bound, which are or would be required to be filed or listed as an exhibit to the Company Reports (any Contracts so filed or listed or required to be so filed or listed collectively, together with the Company Non-Compete Contracts and the Executive Contracts, the “Company Material Contracts”) which have not been so filed or listed. There are no Contracts to which the Company or any Company Subsidiary is a party or by which they are bound which contain provisions restricting or limiting the Company’s or any Company Subsidiary’s ability to compete or otherwise engage in specified lines of business, in any material respect (each, a “Company Non-Compete Contract”) and, except for Contracts and dealings incident to such person’s position as a director, officer or employee of the Company or any Company Subsidiary which are set forth in Schedule 5.15(a) of the Company Disclosure Schedule (the “Executive Contracts”), there are no material Contracts or material business dealings between the Company or any Company Subsidiary, on the one hand, and any director, officer or employee of the Company or any Company Subsidiary or any entity of which any such director, officer or employee serves as a senior officer or director, on the other.

(b) (i) Each Company Material Contract is (assuming due power and authority of, and due execution and delivery by, the other party or parties thereto) valid and binding upon the Company or the Company Subsidiary party thereto and, to the Knowledge of the Company, each other party thereto (except as may be limited by bankruptcy, insolvency, moratorium, or other similar laws affecting or relating to enforcement of creditors’ rights generally, or by general principles of equity, none of which conditions, to the Knowledge of the Company, exist as of the date hereof ) and is in full force and effect; and (ii) there is no material default or claim of material default under any Company Material Contract by the Company or the Company Subsidiary party thereto, or to the Knowledge of the Company, by any other party thereto, and, to the Knowledge of the Company, no event has occurred which, with the passage of time or the giving of notice (or both), would constitute a material default thereunder by the Company or the Company Subsidiary party thereto or by any other party thereto, or would permit material modification, acceleration or termination thereof.

(c) The Company has filed each Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K.

Section 5.16  Compliance with Law.

(a) Applicable Law.  The businesses of the Company and its Subsidiaries are being, and have at all times been, conducted in compliance, in all material respects, with Applicable Law. No notice has been given of any violation of any Applicable Law, except for any violation or possible violation that, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct any such investigation or review.

(b) Sarbanes-Oxley Act.

(i) The Company is in compliance, in all material respects, with (i) the provisions of the Sarbanes-Oxley Act and (ii) the listing and corporate governance rules and regulations of the NASDAQ applicable to the Company as of the date of this Agreement. Except as permitted by the Exchange Act, including, without limitation, Sections 13(k)(2) and (3), since the effectiveness of the Sarbanes-Oxley Act, neither the Company nor any of its Subsidiaries has arranged any “extensions of credit” to any executive officer or director of the Company within the meaning of Section 402 of the Sarbanes-Oxley Act. The Company has previously made available to Parent a true and complete copy of any reports by the Company’s management to the Company Board or any committee thereof relating to compliance with the Sarbanes-Oxley Act, as well as the reports of any outside consultant or auditor with respect thereto, for periods after December 31, 2004.

(ii) The management of the Company has (i) designed and implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) or caused such disclosure control and procedures to be designed and implemented under their supervision to ensure that material information relating to the Company, including its consolidated Company Subsidiaries, is made known to management of the Company, by others within those entities. Since December 31, 2005, the Company has disclosed to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (B) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since January 1, 2005, any material change in internal control over financial reporting required to be disclosed in any Company Report has been so disclosed.

(iii) Since December 31, 2006, (i) neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or Representative of the Company or any Company Subsidiary has received or otherwise has Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls relating to periods after December 31, 2006, including any material complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis), and (ii) no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2006, by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or, to the Knowledge of the Company, to any director or officer of the Company.

(iv) As of the date hereof, to the Knowledge of the Company, the Company has not identified any material weaknesses in its system of internal controls over financial reporting. To the Knowledge of the Company, there is no reason to believe that its auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(c) Foreign Corrupt Practices Act.  None of the Company, any Company Subsidiary or, to the Knowledge of the Company, any of their Affiliates or any other Persons acting on their behalf has, in connection with the operation of their respective businesses, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar applicable Federal, state or foreign law, (ii) paid, accepted or received any unlawful contributions, payments, expenditures or gifts, or (iii) violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign laws and regulations.

(d) Exchange Act.  None of the Company Subsidiaries is, or has at any time since January 1, 2002 been, subject to the reporting requirements of Sections 13(a) or 15(d) under the Exchange Act.

Section 5.17  Permits.  (a) The Company and each of the Company Subsidiaries has, and is in good standing with respect to, all governmental consents, approvals, licenses (including insurance licenses), authorizations, permits, certificates, inspections and franchises (collectively, the “Company Permits”) necessary to continue to conduct the business of the Company or such Company Subsidiary in the Ordinary Course of Business (including being duly licensed to write each line of business reported as being written in the Company Statutory Statements, if applicable) and to own or lease and operate the assets and properties necessary for the conduct by the Company or such Company Subsidiary of their business in the Ordinary Course of Business, all of which are valid and in full force and effect, except for such failures that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) The Company Insurance Subsidiaries are duly licensed, authorized, approved or accredited (as required by the respective jurisdiction) to conduct an insurance or reinsurance business in the jurisdictions listed on Schedule 5.17(b) of the Company Disclosure Schedule, and are not transacting any insurance or reinsurance business in any jurisdiction in which they are not so licensed, authorized, approved, accredited (as the case may be) or otherwise permitted to transact such business.

(c) Except as set forth on Schedule 5.17(c) of the Company Disclosure Schedule:

(i) neither the Company nor any Company Subsidiary has received any notice, oral or written, (A) that it is required to obtain, or that it is engaging in any activity that would require it to obtain, any Company Permits that it does not now possess that are necessary for the conduct by the Company or such Company Subsidiary of their business in the Ordinary Course of Business or (B) that it is engaging in any activity that would cause modification, limitation, nonrenewal, revocation or suspension of any Company Permits that are necessary for the conduct by the Company or such Company Subsidiary of their business in the Ordinary Course of Business and no action, inquiry, investigation or proceeding looking to or contemplating any of the actions specified in clauses (A) and (B) above is pending or, to the Knowledge of the Company, threatened;

(ii) all reports, statements, documents, registrations, filings and submissions to state insurance regulatory authorities that are necessary for the conduct by the Company or such Company Subsidiary of their business in the Ordinary Course of Business submitted or made by the Company or the Company Subsidiaries complied in all material respects with Applicable Law in effect when filed, and in each instance were filed in all material respects on a timely basis;

(iii) no material deficiencies have been asserted by any such Governmental Entities with respect to any such reports, statements, documents, registrations, filings or submissions that have not been satisfied in all material respects; and

(iv) the Company has delivered or made available for inspection by Parent true and complete copies of all quarterly and annual statutory statements, reports of examinations and market conduct studies made by the Company Subsidiaries with any Governmental Entities since January 1, 2003, including each Company Statutory Statement, and any reports of examination or market conduct studies relating to any Company Subsidiary issued by any Governmental Entities since December 31, 2003, and all such quarterly and annual statutory statements, reports of examinations and market conduct studies were in all material respects true, complete and accurate when filed.

(d) The Company has delivered or made available for inspection by Parent true and complete copies of all financial examination, market conduct or other reports of U.S. state insurance departments with respect to any U.S. Company Insurance Subsidiary and any equivalent reports of Insurance Regulators with respect to any non-U.S. Company Insurance Subsidiaries which have been completed since January 1, 2003. Since January 1, 2003, no violations material to the financial condition of any Company Insurance Subsidiary have been asserted in writing by any Insurance Regulator, other than any violation which has been cured or otherwise resolved to the satisfaction of such Insurance Regulator or which is no longer being pursued by such Insurance Regulator following a response by the relevant Company Insurance Subsidiary. Neither the Company nor any of its Subsidiaries is in default under or in violation of any Order, stipulation, decree, award or judgment entered into with or issued by any Insurance Regulator; nor has any of the Company or any of its Subsidiaries received any notice of any such default or violation that remains uncorrected.

Section 5.18  Reserves.  The reserves for future payment of benefits, losses, claims, expenses and similar purposes (including claims litigation) under all insurance policies, reinsurance agreements or retrocessional agreements to which any Company Insurance Subsidiary is a party reflected in, or included with, the financial statements set forth in the Company Statutory Statements and Company Financial Statements (i) have been computed in all material respects in accordance with presently accepted actuarial standards consistently applied and prepared in accordance with applicable SAP or U.S. GAAP, as applicable, consistently applied; (ii) have been computed based on actuarial assumptions that are consistent in all material respects with applicable Contract provisions and with those used to compute the corresponding items in the Company Statutory Statements and the Company Financial Statements; (iii) have been computed on the basis of assumptions consistent with those used to compute the corresponding items in such financial statements; and (iv) have been computed in accordance with the requirements for reserves established by the insurance departments of the state of domicile of each Company Insurance Subsidiary. The Company has made available to Parent a true and complete copy of all actuarial reports prepared by actuaries, independent or otherwise, with respect to any Company Insurance Subsidiary as of any date on or after December 31, 2004, together with all attachments, addenda, supplements and modifications thereto.

Section 5.19  Reinsurance.

(a) Copies of all retrocession and reinsurance agreement pursuant to which a Company Subsidiary has ceded, transferred, reinsured or assumed any obligations or liabilities under any reinsurance or insurance agreement with respect to which such Company Subsidiary has booked any liability or recoverable or under which such Company Subsidiary has any contingent liabilities or rights (collectively, the “Company Reinsurance Agreements”) have been provided or made available to Parent. Each Company Reinsurance Agreement is in full force and effect, except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Company Reinsurance Agreement is a valid and binding agreement of the applicable Company Subsidiary, enforceable against such Company Subsidiary in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, or other similar laws affecting or relating to enforcement of creditors’ rights generally, or by principles of equity, none of which conditions, to the Knowledge of the Company, exist as of the date hereof). To the Knowledge of the Company, each Company Reinsurance Agreement is a valid and binding obligation of each other party thereto, enforceable against such party in accordance with the terms of such Company Reinsurance Agreement (except as may be limited by bankruptcy, insolvency, moratorium, or other similar laws affecting or relating to enforcement of creditors’ rights generally, or by principles of equity, none of which conditions, to the Knowledge of the Company, exist as of the date hereof).

(b) Each Company Subsidiary party to a Company Reinsurance Agreement pursuant to which a Company Subsidiary has ceded, transferred or reinsured any obligations or liabilities (“Company Retrocession Agreements”) is entitled to take full credit (except as set forth on Schedule F of such Company Subsidiary’s Company Statutory Statement) in its respective Company Statutory Statements pursuant to Applicable Law for all reinsurance and coinsurance ceded pursuant to any Company Retrocession Agreement to which such Company Subsidiary is a party. No notice of intended cancellation or termination has been received by the Company or any of the Company Subsidiaries from any of the other parties to such Company Retrocession Agreements.

Section 5.20  Taxes.

(a) The Company and each of the Company Subsidiaries has timely filed, or has caused to be timely filed, in the manner required by law (after taking into account all applicable extensions) with the appropriate Taxing Authority all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are true, correct and complete in all material respects. Neither the Company nor any of the Company Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return. All material Taxes of the Company and each of the Company Subsidiaries (whether or not shown on any Tax Return) that have become due or payable have been fully and timely paid in the manner required by law (after taking into account all applicable extensions), or such Taxes are being contested in good faith and proper accruals pursuant to U.S. GAAP have been established on the Company’s consolidated financial statements with respect thereto. There are no liens for any material amount of Taxes (other than a lien for current real property or ad valorem Taxes not yet due and payable) on any of the assets of the Company or any of the Company Subsidiaries.

(b) Neither the Company nor any of the Company Subsidiaries has received any notice of any disputes, claims, audits, examinations, assessments or proposed assessments regarding any material amount of Taxes, and there are no disputes, claims, audits, examinations, assessments or proposed assessments regarding any material amount of Taxes of the Company or any of the Company Subsidiaries or the assets of the Company or any of the Company Subsidiaries that (i) are pending or (ii) have been threatened in writing , unless such Taxes are being contested in good faith and proper accruals pursuant to U.S. GAAP have been established on the Company’s consolidated financial statements with respect thereto. Neither the Company nor any of the Company Subsidiaries has waived any statute of limitations in respect of any material amount of Taxes or agreed to a material Tax assessment or deficiency.

(c) Proper accruals pursuant to U.S. GAAP have been established (and until the Closing Date will be maintained) on the Company’s consolidated financial statements adequate to pay all Taxes of the Company and each of the Company Subsidiaries not yet due and payable.

(d) The Company is not now and has never been a United States real property holding corporation within the meaning of Section 897(c)(1)(A)(ii) of the Code.

(e) The Company and each of the Company Subsidiaries have delivered or made available to Parent correct and complete copies of all (i) Tax Returns filed by or including the Company or any of the Company Subsidiaries and (ii) all examination reports by a Taxing Authority and other relevant written materials with respect to audits (whether proposed, threatened, pending or concluded) related to the three taxable years ending prior to the Closing Date of the Company or any of the Company Subsidiaries.

Section 5.21  Benefit Plans; Employees and Employment Practices.

(a) The Company has delivered or made available to the Company true, complete and correct copies of each Company Benefit Plan (or, in the case of any unwritten Company Benefit Plans, descriptions of the material terms thereof).

(b) Each Company Benefit Plan has been established, funded, maintained and administered in all material respects in accordance with its terms and is in compliance with the applicable provisions of ERISA, the Code and all other Applicable Laws.

(c) With respect to each Company Pension Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, except as would not reasonably be expected to have a Company Material Adverse Effect: (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (ii) on the date of the last actuarial valuation, the fair market value of the assets of such Company Pension Plan equals or exceeds the actuarial present value of all accrued benefits under such Company Pension Plan (whether or not vested) based upon the actuarial assumptions set forth in the most recent actuarial report for such Company Pension Plan; (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (iv) all premiums to the Pension Benefit Guaranty Corporation (“PBGC”) have been timely paid in full; (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries; and (vi) the PBGC has not instituted proceedings to terminate any such Company Pension Plan.

(d) To the Knowledge of the Company, all Company Pension Plans have been the subject of favorable and up-to-date (through any applicable remedial amendment period) determination letters from the IRS, or a timely application therefor has been filed, to the effect that such Company Pension Plans are qualified and exempt from federal income taxes under Section 401(a) and 501(a), respectively, of the Code; and, to the Knowledge of the

Company, no circumstances exist and no events have occurred that could adversely affect the qualification of any Company Pension Plan or the related trust.

(e) Neither the Company nor any of its Subsidiaries has been required at any time or is required currently to contribute to any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

(f) There does not now exist, nor do any circumstances exist that could reasonably be expected to result in, any Controlled Group Liability that would be a material liability of the Surviving Corporation following the Closing. Without limiting the generality of the foregoing, neither the Company nor any of its subsidiaries, nor any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA. For purposes hereof, “Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code, (c) under Section 4971 of the Code, and (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

(g) Neither the Company nor its Subsidiaries has any liability for life, health, medical or other welfare benefits for former employees or beneficiaries or dependents thereof under Company Benefit Plans, other than Company Pension Plans and other than as required by Section 4980B of the Code or Part 6 of Title I of ERISA or other Applicable Law.

(h) There are no pending or, to the Company’s Knowledge, threatened, claims, lawsuits, arbitrations or audits asserted or instituted against any Company Benefit Plan, any fiduciary (as defined by Section 3(21) of ERISA) thereto, the Company, any of its Subsidiaries or any employee or administrator thereof in connection with the existence, operation or administration of a Company Benefit Plan, other than routine claims for benefits.

(i) The Company and its Subsidiaries are in compliance in all material respects with all Applicable Laws and Orders applicable to such entity or the employees or other persons providing services to or on behalf of such entity, as the case may be, relating to the employment of labor, including without limitation all such laws, regulations and orders relating to wages, hours, employment standards, the WARN Act, Title VII of the Civil Rights Act of 1964, Age Discrimination in Employment Act, Americans with Disabilities Act, Equal Pay Act, HIPAA, ERISA, Family and Medical Leave Act, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax as may be necessary for the conduct by the Company or any Company Subsidiary of their business in the Ordinary Course of Business.

(j) The Company has provided to Parent a true and complete list of all Company Employee Options and Company Restricted Stock, identifying separately those Company Employee Options and shares of Company Restricted Stock that will be accelerated or vested prior to the Effective Time. No other Company Employee Options or shares of Company Restricted Stock will be accelerated or vested prior to the Effective Time.

Section 5.22  Intellectual Property.

(a) Except as would not be reasonably expected to have a Company Material Adverse Effect: (i) the Company or one of the Company Subsidiaries is the owner of, free and clear of any Encumbrance (other than Permitted Encumbrances), or has a valid right or license to, all Intellectual Property necessary for the conduct of its business as now conducted (all such Intellectual Property, the “Company IP Rights”); (ii) the Company and Company Subsidiaries have taken commercially reasonable actions to protect the Company IP Rights; (iii) to the Company’s Knowledge, the rights of the Company and/or the Company Subsidiaries in the Company IP Rights are valid and enforceable; (iv) to the Company’s Knowledge, neither the Company nor any Company Subsidiary is infringing or misappropriating, and has not infringed or misappropriated, any Intellectual Property of any other Person; (v) the Company IP Rights that have been licensed by the Company or the Company Subsidiaries are being used substantially in accordance with the applicable licenses pursuant to which the Company or the Company Subsidiaries acquired the right to use such Company IP Rights; and (vi) to the Company’s Knowledge, no Person is infringing or misappropriating any Company IP Rights owned by the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has received any written demand, claim or notice from any Person in respect of the Company IP Rights which challenges the validity of, or the rights of the Company or such Company Subsidiary in, any such Company IP Rights.

Section 5.23  Information Technology.

(a) Except as would not be reasonably expected to have a Company Material Adverse Effect, the material Company IT Systems (i) have been reasonably maintained and (ii) are in good working condition to perform all information technology operations necessary for the conduct of the business of the Company or any of the Company Subsidiaries. The Company and the Company Subsidiaries have taken commercially reasonable steps to provide for the backup and recovery of the data and information critical to the conduct of the business of the Company or any of the Company Subsidiaries.

(b) To the Knowledge of the Company, the Company and each of the Company Subsidiaries are in material compliance with all Applicable Laws regarding the collection, use and protection of personal information and with the Company’s and the Company Subsidiaries’ published and internal privacy and data security policies and procedures.

(c) The Company and the Company Subsidiaries have established and are in compliance with commercially reasonable security programs that are designed to protect (A) the security, confidentiality and integrity of transactions executed through their computer systems, including encryption and/or other security protocols and techniques when appropriate and (B) the security, confidentiality and integrity of all confidential or proprietary data except, in each case, which individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries has suffered a material security breach with respect to their data or systems, and neither the Company nor any of the Company Subsidiaries has notified consumers or employees of any information security breach involving in connection with such consumers’ confidential information or such employees’ confidential information.

Section 5.24  Parent Common Shares Ownership.  Neither the Company nor any of its Subsidiaries beneficially owns any Parent Common Shares or other securities convertible into or exercisable for Parent Common Shares.

Section 5.25  Investment Company.  Neither the Company nor any of its Subsidiaries is an “investment company” as defined under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and neither the Company nor any of its Subsidiaries sponsors any person that is such an investment company.

Section 5.26  Opinion of Financial Advisor.  The Company has received an opinion from Bear, Stearns & Co. Inc., dated as of the date hereof, to the effect that as of the date of such opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Shares. A copy of this opinion has been or will be provided to Parent as of the date hereof.

Section 5.27  Bids and Quotes.  The Company has never provided or submitted a false, sham, phony or otherwise artificial bid or quote with respect to prospective insurance business.

ARTICLE VI

Representations and Warranties of Parent and Merger Sub

Except as otherwise disclosed to the Company in a schedule (the “Parent Disclosure Schedule”) delivered to it by Parent prior to the execution of this Agreement (it being understood that each section or schedule of such Parent Disclosure Schedule qualifies the correspondingly numbered representation, warranty or covenant hereof only to the extent specified therein and such other representations, warranties or covenants only to the extent a matter in such section or schedule is disclosed in such a way as to make its relevance to such other representation, warranty or covenant readily apparent) and except as readily apparent from disclosure in the Parent Reports publicly available prior to the date hereof (other than disclosures in “Factors Affecting Future Results of Operations,” “Risk Factors” and “Forward Looking Statements” sections of the Parent Reports and any other disclosures included in any such Parent Reports that are predictive or forward-looking in nature) Parent represents and warrants to the Company as follows:

Section 6.1  Corporate Status.  Parent is a company duly organized, validly existing and in good standing under the laws of Bermuda and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as is now being conducted. Parent is duly qualified or licensed to own, lease and operate its properties and to carry on its business as is now being conducted in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent has delivered or made available to the Company complete and correct copies of its Organizational Documents, as amended and in effect on the date hereof.

Section 6.2  Parent Subsidiaries.

(a) Schedule 6.2(a) of the Parent Disclosure Schedule sets forth the name of each Subsidiary owned (whether directly or indirectly) by Parent (collectively, the “Parent Subsidiaries”), and the state or jurisdiction of its organization. Each Parent Subsidiary is a corporation, limited liability company or partnership, as the case may be, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has all requisite corporate, limited liability company or partnership power and authority, as the case may be, to own, lease and operate its properties and to carry on its business as is now being conducted. Each Parent Subsidiary is duly qualified as a foreign corporation to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) Parent is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the Parent Subsidiaries. All of such shares and other equity interests so owned by Parent are validly issued, fully paid and nonassessable and are owned by it free and clear of any Encumbrances.

(c) Schedule 6.2(c) of the Parent Disclosure Schedule sets forth each of the Parent Subsidiaries conducting any insurance or reinsurance business (the “Parent Insurance Subsidiaries”) and lists the jurisdiction of domicile of each Parent Insurance Subsidiary.

Section 6.3  Capitalization.

(a) Authorized; Designations.  As of the date hereof, the authorized capital stock of Parent consists of (i) 350,000,000 Parent Common Shares of which 20,000,000 shares have been designated Class A Common Shares (the “Parent Series A Convertible Common Shares”), 16,666,666 and two-thirds shares have been designated Class B Common Shares (the “Parent Series B Convertible Common Shares”) and 13,333,333 and one-third shares have been designated Class C Common Shares (the “Parent Series C Convertible Common Shares” and, together with the Parent Series A Convertible Common Shares and the Parent Series B Convertible Common Shares, the “Parent Convertible Common Shares”) and (ii) 30,000,000 Preferred Shares, par value $1.00 per share (the “Parent Preferred Shares”), of which 7,500 shares have been designated Series A Convertible Voting Preferred Shares (the “Parent Series A Preferred Shares”), 5,000 shares have been designated Series B Convertible Voting Preferred Shares (the “Parent Series B Preferred Shares”) and 2,500 shares have been designated Series C Convertible Voting Preferred Shares (the “Parent Series C Preferred Shares”).

(b) Issued and Outstanding.  As of the date hereof:

(i) 63,486,772 Parent Common Shares were issued and outstanding;

(ii) 4,405,238 Parent Series A Convertible Common Shares were issued and outstanding;

(iii) 3,399,020 Parent Series B Convertible Common Shares were issued and outstanding;

(iv) 1,051,089 Parent Series C Convertible Common Shares were issued and outstanding;

(v) 3,168.533 Parent Series A Preferred Shares were issued and outstanding;

(vi) 1,588.492 Parent Series B Preferred Shares were issued and outstanding;

(vii) 1,056.176 Parent Series C Preferred Shares were issued and outstanding;

(viii) 891,095 Parent Common Shares were subject to outstanding stock options; and

(ix) 2,086,163 Parent Common Shares were reserved for issuance pursuant to Parent’s stock plans listed on Schedule 6.3(b) of the Parent Disclosure Schedule.

Except as set forth above, as of the date hereof, no shares of capital stock of Parent were issued, reserved for issuance or outstanding. All issued and outstanding Parent Common Shares have been duly authorized and validly issued and are fully paid and nonassessable.

(c) There are no preemptive or similar rights granted by Parent or any Parent Subsidiary on the part of any holders of any class of securities of Parent or any Parent Subsidiary. Except as set forth above, neither Parent nor any Parent Subsidiary has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Parent or any such Parent Subsidiary on any matter (“Parent Voting Debt”). Except as set forth above, there are not, as of the date hereof, any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Parent or any of the Parent Subsidiaries is a party or by which any of them is bound (i) obligating Parent or any of the Parent Subsidiaries to issue, deliver or sell or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of, or other equity interest in, Parent or any Parent Voting Debt, (ii) obligating Parent or any Parent Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of, or other equity interests in, Parent. As of the date hereof, there are not any outstanding contractual obligations of Parent or any of the Parent Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or any of the Parent Subsidiaries. There are no proxies, voting trusts or other agreements or understandings to which Parent or any of the Parent Subsidiaries is a party or is bound with respect to the voting of the capital stock of, or other equity interests in, Parent or any of the Parent Subsidiaries.

(d) All outstanding Parent Common Shares, all outstanding Parent Employee Options and all outstanding shares of capital stock of each Parent Subsidiary have been issued and granted in compliance with all Applicable Laws.

(e) The exercise price of each Parent Employee Option is no less than the fair market value of a Parent Common Share as determined on the date of grant of such Parent Common Share. All grants of Parent Employee Options were properly approved by the Parent Board (or a duly and validly appointed committee thereof) in compliance with all Applicable Laws and were recorded on the Parent Financial Statements in accordance with U.S. GAAP, and no such grants involved any “back-dating,” “forward-dating” or similar practices with respect to the effective date of grant.

Section 6.4  Authority; Execution and Delivery; Enforceability.

(a) Parent has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Parent Shareholder Approval and the Parent Preferred Consents, to consummate the transactions contemplated by this Agreement. The execution and delivery by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent, subject to receipt of the Parent Shareholder Approval and the Parent Preferred Consents. Parent has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

(b) The Parent Special Committee, at a meeting duly called and held, duly and unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby, including the Merger and the issuance of Parent Shares in the Merger, are advisable and fair to, and in the best interests of, Parent and its shareholders and (ii) recommending that the Parent Board approve this Agreement and the transactions contemplated hereby, including the Merger and the issuance of Parent Shares in the Merger.

(c) The Parent Board, at the recommendation of the Parent Special Committee, at a meeting duly called and held, duly and unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby, including the Merger and the issuance of Parent Shares in the Merger, are advisable and fair to, and in the best interests of, Parent and its shareholders, (ii) approving this Agreement and the transactions contemplated hereby, including the Merger and the issuance of Parent Shares in the Merger, (iii) directing that the Parent Voting Proposal be submitted to Parent’s shareholders for their approval and (iv) recommending that Parent’s shareholders adopt the Parent Voting Proposal.

(d) The votes or consents of holders of any class or series of capital stock of Parent necessary to approve the Merger and to otherwise consummate the transactions contemplated by this Agreement are set forth in Schedule 6.4(d) of the Parent Disclosure Schedule.

Section 6.5  Consents and Approvals; No Violations.

(a) The execution, delivery and performance of this Agreement by Parent and consummation of the Merger by Parent do not and will not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity except for (i) the approvals of the Governmental Entities set forth on Schedule 6.5(a) of the Parent Disclosure Schedule (the “Parent Required Regulatory Approvals”); (ii) the pre-merger notification requirements under the HSR Act; (iii) the applicable requirements of the Exchange Act; (iv) the filing of the Certificate of Merger pursuant to the DGCL; (v) the applicable requirements of the NYSE; (vi) any registration, filing or notification required pursuant to state securities or blue sky laws and (vii) any such consent, approval, authorization, permit, filing, or notification, the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) Except for the Parent Shareholder Approval and the Parent Preferred Consents or as contemplated by Section 6.5(a), no consent or approval of any other Person is required to be obtained by Parent for the execution, delivery or performance of this Agreement by Parent and consummation by Parent of the transactions contemplated hereby, except where the failure to obtain any such consent or approval would not reasonably be expected to have a Parent Material Adverse Effect.

(c) None of the execution, delivery or performance of this Agreement by Parent or, subject to the receipt of the Parent Shareholder Approval and the Parent Preferred Consents, consummation by Parent of the transactions contemplated hereby or compliance by Parent with any provisions hereof, will (i) violate any provision of the Organizational Documents of Parent or any Parent Subsidiary; (ii) except as set forth on Schedule 6.5(c) of the Parent Disclosure Schedule, result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under, any Contract to which Parent or any Parent Subsidiary is a party or by which Parent or any Parent Subsidiary or any of their respective assets may be bound; (iii) result in the creation or imposition of any Encumbrance upon any property or asset of Parent or any Parent Subsidiary or (iv) violate or conflict with any law to which Parent or any Parent Subsidiary, is subject, except, in the case of clauses (ii), (iii) and (iv), for violations, breaches, defaults, terminations, cancellations, payments, accelerations, revocations, creations, impositions or conflicts which would not, individually or in the aggregate, have or be reasonably expected to have, a Parent Material Adverse Effect.

Section 6.6  Parent Financial Statements; SEC Reports.

(a) The Parent Financial Statements comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with U.S. GAAP (except, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) as in effect on the respective dates thereof, applied on a consistent basis throughout the periods presented, subject, in the case of interim unaudited Parent Financial Statements, only to normal, recurring year-end adjustments, none of which are expected to be material in nature. The consolidated balance sheets included in the Parent Financial Statements present fairly in all material respects the financial position of Parent and the Parent Subsidiaries as at the respective dates thereof, and the consolidated statements of income, consolidated statements of shareholders’ equity, and consolidated statements of cash flows included in such Parent Financial Statements present fairly in all material respects the results of operations, shareholders’ equity and cash flows of Parent and the Parent Subsidiaries for the respective periods indicated.

(b) The term “Parent Financial Statements” means the consolidated financial statements of Parent and the Parent Subsidiaries included in the Parent Reports together, in the case of year-end statements, with reports thereon by KPMG LLP, the independent auditors of Parent, including in each case a consolidated balance sheet, a consolidated statement of income, a consolidated statement of shareholders’ equity and a consolidated statement of cash flows, and accompanying notes.

(c) Parent and each Parent Subsidiary has filed or furnished, as applicable, all reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the SEC since January 1, 2004 (the “Parent Reports”). As of its respective date, each Parent Report except for the Registration Statement complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent Report, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) With respect to each Parent Report on Form 10-K or 10-Q or an amendment thereto, each of the principal executive officer and the principal financial officer of Parent has made all certifications required by Rule 13a-14 or 15(d) under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Parent Reports.

Section 6.7  Statutory Statements.

(a) Parent has previously furnished to the Company true and complete copies of the following statutory statements, in each case together with all exhibits, schedules and notes thereto and any affirmations and certifications filed therewith: (i) the audited annual statement of each Parent Insurance Subsidiary as at December 31 in each of the years ended 2003, 2004 and 2005 and (ii) the unaudited annual statement of each Parent Insurance Subsidiary for the year ended December 31, 2006 (collectively, the “Parent Statutory Statements”).

(b) The Parent Statutory Statements (i) were prepared in conformity with SAP, except as expressly set forth within the subject financial statements and (ii) present fairly to the extent required by and in conformity with SAP, except as set forth in the notes, exhibits or schedules thereto, in all material respects the statutory financial condition and statutory results of operation of each Parent Insurance Subsidiary as of the dates and for the periods therein specified.

Section 6.8  Absence of Certain Changes or Events.  Except as contemplated by this Agreement, from December 31, 2005 to the date hereof: (a) Parent and its Subsidiaries have conducted their businesses only in the Ordinary Course of Business; (b) there has not been any event, condition, change, effect or development that individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect; and (c) Parent and its Subsidiaries have not taken any action (or failed to take any action) that, if taken (or failed to be taken) during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 7.2.

Section 6.9  Litigation.

(a) Set forth on Schedule 6.9(a) of the Parent Disclosure Schedule is a true and complete list as of the date hereof of all Proceedings pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary as of the date hereof, except for those Proceedings that (i) do not and would not reasonably be expected to impair in any material respect the ability of Parent to perform its obligations under this Agreement, or prevent or materially impede the consummation by Parent of the Merger or the other transactions contemplated by this Agreement and (ii) have not had and would not reasonably be expected to have a Parent Material Adverse Effect. There is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary except those that, individually or in the aggregate, (x) do not and would not reasonably be expected to impair in any material respect the ability of Parent to perform its obligations under this Agreement, or prevent or materially impede the consummation by Parent of the Merger or the other transactions contemplated by this Agreement or (y) have not had and would not reasonably be expected to have a Parent Material Adverse Effect, other than those Proceedings set forth on Schedule 6.9(a) of the Parent Disclosure Schedule.

(b) With respect to any Proceedings pending or threatened against Parent or any Parent Subsidiary that are set forth on Schedule 6.9(a) of the Parent Disclosure Schedule, there has not been any change in circumstance since September 30, 2006 except as individually or in the aggregate, (i) do not and would not reasonably be expected to impair in any material respect the ability of Parent to perform its obligations under this Agreement, or prevent or materially impede the consummation by Parent of the Merger or the other transactions contemplated by this Agreement, or (ii) have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c) Neither Parent nor any Parent Subsidiary nor any of their respective properties is or are a party or subject to or in default under any Judgment except as individually or in the aggregate, (i) do not and would not reasonably be expected to impair in any material respect the ability of Parent to perform its obligations under this Agreement, or prevent or materially impede the consummation by Parent of the Merger or the other transactions contemplated by this Agreement, or (ii) have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(d) To the Knowledge of Parent, since December 31, 2005, there have been no formal or informal SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations or material whistle-blower complaints pending or threatened or otherwise involving Parent or any Parent Subsidiary, including, regarding any accounting practices of Parent, any broker compensation issues or any conduct by any executive officer of Parent.

Section 6.10  Absence of Undisclosed Liabilities.  Parent and the Parent Subsidiaries do not have any liabilities of any nature (whether accrued, absolute, asserted or unasserted, contingent or otherwise), except for liabilities (a) reflected on or reserved against in Parent’s consolidated balance sheet as of December 31, 2005 included in the Parent Financial Statements, (b) liabilities incurred in the Ordinary Course of Business since December 31, 2005 and (c) liabilities which, individually or in the aggregate, have not had or would not reasonably be expected to have a Parent Material Adverse Effect.

Section 6.11  Title to Property.

(a) Schedule 6.11(a) of the Parent Disclosure Schedule sets forth the location and description of all real property owned by Parent or any of the Parent Subsidiaries as of the date hereof.

(b) Each of Parent and the Parent Subsidiaries (a) has good and valid title to all of its properties, assets and other rights that would not constitute real property (other than Intellectual Property), free and clear of all Encumbrances and (b) owns, has valid leasehold interests in or valid contractual rights to use, all of the assets, tangible and intangible (other than Intellectual Property), necessary to permit Parent and the Parent Subsidiaries to carry on their business, in each case, except for Permitted Encumbrances where the failure to have such good and valid title, own such assets, have such valid leasehold interests or have such valid contractual rights have not had or would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 6.12  Insurance.  Copies of all insurance policies maintained by Parent and the Parent Subsidiaries have been provided or made available to the Company. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (a) all such policies are in full force and effect and were in full force and effect during the periods of time such insurance policies are purported to be in effect and (b) neither Parent nor any Parent Subsidiary (i) is in material breach or default or (ii) has taken any action or failed to take any action, and, to the Knowledge of Parent, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification under any policy.

Section 6.13  Disclosure Documents.  None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Registration Statement, contains or will contain, as applicable, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus, on the date it is first mailed to the Company’s stockholders or Parent’s shareholders or at the time of the Company Stockholders Meeting, the Parent Shareholders Meeting or at the Effective Time, contains or will contain, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Registration Statement or the Joint Proxy Statement/Prospectus based on information supplied by the Company for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus.

Section 6.14  Brokers.  Other than Keefe, Bruyette & Woods, Inc., no Person is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by Parent or any Parent Subsidiary in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any Parent Subsidiary. Parent has furnished to the Company a true and complete copy of all agreements between Parent and Keefe, Bruyette & Woods, Inc. relating to the Merger or other transactions contemplated by this Agreement.

Section 6.15  Contracts.

(a) Schedule 6.15(a) of the Parent Disclosure Schedule sets forth a list of each Contract to which Parent or any of the Parent Subsidiaries is a party or by which it is bound which:

(i) contains outstanding obligations in excess of $1.0 million in any twelve (12)-month period or is otherwise material to the business, as of the date hereof, of Parent and the Parent Subsidiaries taken as a whole, other than Parent Reinsurance Agreements;

(ii) contains outstanding obligations in excess of $1.0 million in any twelve (12)-month period and cannot be terminated without penalty upon sixty (60) days prior notice, other than Parent Reinsurance Agreements;

(iii) is a standard form of agency, brokerage and reinsurance intermediary Contract; and which is an agency, brokerage or other similar insurance sales or marketing Contract which accounted for five percent (5%) or more of the aggregate gross written premiums of the Parent Subsidiaries for the year ended December 31, 2005 or nine months ended September 30, 2006;

(iv) is a material underwriting management, third-party administration, managing general agency or similar Contract (pursuant to which any underwriting, claims settlement or distribution authority is delegated);

(v) is a reinsurance pool pursuant to which Parent and/or the Parent Subsidiaries has assumed reinsurance risks currently in force or is an assigned pool in which Parent and/or the Parent Subsidiaries are participating, other than state FAIR plans, assigned risk plans, joint underwriting associations and similar associations arising from the requirements of state insurance rules and regulations;

(vi) contains covenants materially limiting the freedom of Parent or any of the Parent Subsidiaries to engage in any line of business in any geographic area or to compete with any Person or restricting the ability of Parent or any of the Parent Subsidiaries to acquire equity securities of any Person;

(vii) is an employment, severance, retention or indemnification Contract applicable to (A) any “named executive officer” (as such term is defined in Item 402 of Regulation S-K of the Securities Act) or director of Parent or (B) any employee of Parent or any Parent Subsidiary entitled to at least one (1) year’s severance pay, in each case, that cannot be canceled by Parent (or the applicable Parent Subsidiary) upon sixty (60) days prior written notice without liability, penalty or premium;

(viii) is a Contract that is required to be disclosed pursuant to Items 404 or 601(b)(10) of Regulation S-K under the Securities Act (other than the employment agreements covered by clause (vii) above);

(ix) is a partnership or joint venture agreement;

(x) is a loan agreement, note, mortgage, indenture, security agreement, letter of credit, or other Contract for the borrowing or lending of money by Parent (other than extensions of trade credit in the Ordinary Course of Business involving an aggregate amount of less than $100,000 and other advances of operating expenses in the Ordinary Course of Business involving an aggregate amount of less than $100,000);

(xi) is a Contract under which Parent agrees to indemnify any Person, other than in the Ordinary Course of Business;

(xii) is a lease, sublease or similar Contract with any person (other than Parent or a Parent Subsidiary directly or indirectly wholly owned by the Parent) under which Parent or a Parent Subsidiary is a lessor or sublessor of, or makes available for use to any person (other than Parent or a Parent Subsidiary directly or indirectly wholly owned by Parent), (A) any Parent Property that is material to the conduct of the business of Parent and the Parent Subsidiaries as presently conducted; (B) any portion of any premises otherwise occupied by Parent or a Parent Subsidiary; or (C) is a lease, sublease or similar Contract with any person (other than Parent or a Parent Subsidiary directly or indirectly wholly owned by Parent) under which Parent or a Parent Subsidiary is a lessor or sublessor of, or makes available for use by any person, any tangible personal property owned or leased by Parent or a Parent Subsidiary, in any such case which provides for a future liability or receivable, as the case may be, in excess of $10,000 annually or $30,000 over the term of the Contract, and is not terminable by Parent or a Parent Subsidiary by notice of not more than 90 days for a cost of less than $10,000;

(xiii) is a Contract creating or granting any Encumbrance (including Encumbrances upon properties acquired under conditional sales and capital leases but excluding Permitted Encumbrances), other than Encumbrances granted in the Ordinary Course of Business which are not material to Parent and the Parent Subsidiaries;

(xiv) is a Contract for the acquisition of assets or any business (whether by merger, consolidation, acquisition of stock or assets or otherwise) for an amount in excess of $10,000;

(xv) is a Contract between Parent and any of its Affiliates; or

(xvi) is a Contract containing any change-of-control provisions.

(each Contract of the type described in clauses (i) through (xvi), the “Parent Contracts”).

(b) (i) Each Parent Contract is (assuming due power and authority of, and due execution and delivery by, the other party or parties thereto) valid and binding upon Parent or the Parent Subsidiary party thereto and, to the Knowledge of Parent, each other party thereto (except as may be limited by bankruptcy, insolvency, moratorium, or other similar laws affecting or relating to enforcement of creditors’ rights generally, or by general principles of equity, none of which conditions, to the Knowledge of Parent, exist as of the date hereof) and is in full force and effect, none of which conditions to the Knowledge of Parent, exist as of the date hereof; and (ii) there is no material default or claim of material default under any Parent Contract by Parent or the Parent Subsidiary party thereto, or to the Knowledge of Parent, by any other party thereto, and, to the Knowledge of Parent, no event has occurred which, with the passage of time or the giving of notice (or both), would constitute a material default thereunder by Parent or the Parent Subsidiary party thereto or by any other party thereto, or would permit material modification, acceleration or termination thereof.

(c) Parent has filed each Contract required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by Parent on a Current Report on Form 8-K.

Section 6.16  Compliance with Law.

(a) Applicable Law.  The businesses of Parent and its Subsidiaries are being, and have at all times been, conducted in compliance, in all material respects, with Applicable Law. No notice has been given of any violation of any Applicable Law, except for any violation or possible violation that, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, nor has any Governmental Entity indicated an intention to conduct any such investigation or review.

(b) Sarbanes-Oxley Act.

(i) Parent is in compliance, in all material respects, with (i) the provisions of the Sarbanes-Oxley Act and (ii) the listing and corporate governance rules and regulations of the NYSE applicable to Parent as of the date of this Agreement. Except as permitted by the Exchange Act, including, without limitation, Sections 13(k)(2) and (3), since the effectiveness of the Sarbanes-Oxley Act, neither Parent nor any of its Subsidiaries has arranged any “extensions of credit” to any executive officer or director of Parent within the meaning of Section 402 of the Sarbanes-Oxley Act. Parent has previously made available to the Company a true and complete copy of any reports by Parent’s management to the Parent Board or any committee thereof relating to compliance with the Sarbanes-Oxley Act, as well as the reports of any outside consultant or auditor with respect thereto, for periods after December 31, 2004.

(ii) The management of Parent has (i) designed and implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) or caused such disclosure control and procedures to be designed and implemented under their supervision to ensure that material information relating to the Parent, including its consolidated Parent Subsidiaries, is made known to management of Parent by others within those entities. Since December 31, 2005, Parent has disclosed to Parent’s outside auditors and the audit committee of the Parent Board (A) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Since January 1, 2005, any material change in internal control over financial reporting required to be disclosed in any Parent Report has been so disclosed.

(iii) Since December 31, 2005, (i) neither Parent nor any Parent Subsidiary nor, to the Knowledge of Parent, any director, officer, employee, auditor, accountant or Representative of Parent or any Parent Subsidiary has received or otherwise has Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any Parent Subsidiary or their respective internal accounting controls relating to periods after December 31, 2005, including any material complaint, allegation, assertion or claim that Parent or any Parent Subsidiary has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis), and (ii) no attorney representing Parent or Parent Subsidiary, whether or not employed by Parent or any Parent Subsidiary, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2005, by Parent or any of its officers, directors, employees or agents to the Parent Board or any committee thereof or, to the Knowledge of Parent, to any director or officer of Parent.

(iv) As of the date hereof, to the Knowledge of Parent, Parent has not identified any material weaknesses in its system of internal controls over financial reporting. To the Knowledge of Parent, there is no reason to believe that its auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(c) Foreign Corrupt Practices Act.  None of Parent, any Parent Subsidiary or, to the Knowledge of Parent, any of their Affiliates or any other Persons acting on their behalf has, in connection with the operation of their respective businesses, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar applicable Federal, state or foreign law, (ii) paid, accepted or received any unlawful contributions, payments, expenditures or gifts, or (iii) violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign laws and regulations.

(d) Exchange Act.  None of the Parent Subsidiaries is, or has at any time since January 1, 2002 been, subject to the reporting requirements of Sections 13(a) or 15(d) under the Exchange Act.

Section 6.17  Permits.

(a) Parent and each of the Parent Subsidiaries has, and is in good standing with respect to, all governmental consents, approvals, licenses (including insurance licenses), authorizations, permits, certificates, inspections and franchises (collectively, the “Parent Permits”) necessary to continue to conduct the business of Parent or such Parent Subsidiary as now conducted and to own or lease and operate the assets and properties necessary for the conduct by Parent or such Parent Subsidiary of their business as now conducted, all of which are valid and in full force and effect, except for such failures that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) The Parent Insurance Subsidiaries are duly licensed, authorized, approved or accredited (as required by the respective jurisdiction) to conduct an insurance or reinsurance business in the jurisdictions listed on Schedule 6.17(b) of the Parent Disclosure Schedule, and are not transacting any insurance or reinsurance business in any jurisdiction in which they are not so licensed, authorized, approved, accredited (as the case may be) or otherwise permitted to transact such business.

(c) Except as set forth on Schedule 6.17(c) of the Parent Disclosure Schedule:

(i) neither Parent nor any Parent Subsidiary has received any notice, oral or written, (A) that it is required to obtain, or that it is engaging in any activity that would require it to obtain, any Parent Permits that it does not now possess or (B) that it is engaging in any activity that would cause modification, limitation, non-renewal, revocation or suspension of any Parent Permits and no action, inquiry, investigation or proceeding looking to or contemplating any of the actions specified in clauses (A) and (B) above is pending or, to the Knowledge of Parent, threatened;

(ii) all reports, statements, documents, registrations, filings and submissions to state insurance regulatory authorities submitted or made by Parent or the Parent Subsidiaries complied in all material respects with Applicable Law in effect when filed, and in each instance were filed in all material respects on a timely basis;

(iii) no material deficiencies have been asserted by any such Governmental Entities with respect to any such reports, statements, documents, registrations, filings or submissions that have not been satisfied in all material respects;

(iv) Parent has delivered or made available for inspection by the Company true and complete copies of all quarterly and annual statutory statements, reports of examinations and market conduct studies made by the Parent Subsidiaries with any Governmental Entities since January 1, 2003, including each Parent Statutory Statement, and any reports of examination or market conduct studies relating to any Parent Subsidiary issued by any Governmental Entities since December 31, 2003, and all such quarterly and annual statutory statements, reports of examinations and market conduct studies were in all material respects true, complete and accurate when filed.

(d) Parent has delivered or made available for inspection by the Company true and complete copies of all financial examination, market conduct or other reports of U.S. state insurance departments with respect to any U.S. Parent Insurance Subsidiary and any equivalent reports of Insurance Regulators with respect to any non-U.S. Parent Insurance Subsidiaries which have been completed since January 1, 2003. Since January 1, 2003, no violations material to the financial condition of any Parent Insurance Subsidiary have been asserted in writing by any Insurance Regulator, other than any violation which has been cured or otherwise resolved to the satisfaction of such Insurance Regulator or which is no longer being pursued by such Insurance Regulator following a response by the relevant Parent Insurance Subsidiary. Neither Parent nor any of its Subsidiaries is in default under or in violation of any Order, stipulation, decree, award or judgment entered into with or issued by any Insurance Regulator; nor has any of Parent or any of its Subsidiaries received any notice of any such default or violation that remains uncorrected.

Section 6.18  Reserves.  The reserves for future payment of benefits, losses, claims, expenses and similar purposes (including claims litigation) under all insurance policies, reinsurance agreements or retrocessional agreements to which any Parent Insurance Subsidiary is a party reflected in, or included with, the financial statements set forth in the Parent Statutory Statements and Parent Financial Statements (i) have been computed in all material respects in accordance with presently accepted actuarial standards consistently applied and prepared in accordance with applicable SAP or U.S. GAAP, as applicable, consistently applied; (ii) have been computed based on actuarial assumptions that are consistent in all material respects with applicable Contract provisions and with those used to compute the corresponding items in the Parent Statutory Statements and the Parent Financial Statements; (iii) have been computed on the basis of assumptions consistent with those used to compute the corresponding items in such financial statements; and (iv) have been computed in accordance with the requirements for reserves established by the insurance departments of the state of domicile of each Parent Insurance Subsidiary. Parent has made available to the Company a true and complete copy of all actuarial reports prepared by actuaries, independent or otherwise, with respect to any Parent Insurance Subsidiary as of any date on or after December 31, 2004, together with all attachments, addenda, supplements and modifications thereto.

Section 6.19  Reinsurance.

(a) Copies of all retrocession and reinsurance agreement pursuant to which a Parent Subsidiary has ceded, transferred, reinsured or assumed any obligations or liabilities under any reinsurance or insurance agreement with respect to which such Parent Subsidiary has booked any liability or recoverable or under which such Parent Subsidiary has any contingent liabilities or rights (collectively, the “Parent Reinsurance Agreements”) have been made available to the Company and each Parent Reinsurance Agreement is in full force and effect, except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each such Parent Reinsurance Agreement is a valid and binding agreement of the applicable Parent Subsidiary, enforceable against such Parent Subsidiary in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, or other similar laws affecting or relating to enforcement of creditors’ rights generally, or by principles of equity, none of which conditions, to the Knowledge of the Company, exist as of the date hereof). To the Knowledge of Parent, each Parent Reinsurance Agreement is a valid and binding obligation of each other party thereto, enforceable against such party in accordance with the terms of such Parent Reinsurance Agreement (except as may be limited by bankruptcy, insolvency, moratorium, or other similar laws affecting or relating to enforcement of creditors’ rights generally, or by principles of equity, none of which conditions, to the Knowledge of Parent, exist as of the date hereof).

(b) Each Parent Subsidiary party to a Parent Reinsurance Agreement pursuant to which a Parent Subsidiary has ceded, transferred or reinsured any obligations or liabilities (“Parent Retrocession Agreements”) is entitled to take full credit (except (i) in the case of PXRE Reinsurance Company, as set forth on Schedule F of such Parent Subsidiary’s Parent Statutory Statement, or (ii) in the case of PXRE Reinsurance Ltd., to the extent that an allowance has been included in the applicable Parent Statutory Statement) in its respective Parent Statutory Statements pursuant to Applicable Law for all reinsurance and coinsurance ceded pursuant to any Parent Retrocession Agreement to which such Parent Subsidiary is a party. No notice of intended cancellation or termination has been received by Parent or any of the Parent Subsidiaries from any of the other parties to such Parent Retrocession Agreements.

Section 6.20  Taxes.

(a) Parent and each of the Parent Subsidiaries has timely filed, or has caused to be timely filed, in the manner required by law (taking into account all applicable extensions) with the appropriate Taxing Authority all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are true, correct and complete in all material respects. Neither Parent nor any of the Parent Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return. All material Taxes of Parent and each of the Parent Subsidiaries (whether or not shown on any Tax Return) that have become due or payable have been fully and timely paid in the manner required by law (taking into account all applicable extensions), or such Taxes are being contested in good faith and proper accruals pursuant to U.S. GAAP have been established on Parent’s consolidated financial statements with respect thereto. There are no liens for any material amount of Taxes (other than a lien for current real property or ad valorem Taxes not yet due and payable) on any of the assets of Parent or any of the Parent Subsidiaries.

(b) Neither Parent nor any of the Parent Subsidiaries has received any notice of any disputes, claims, audits, examinations, assessments or proposed assessments regarding any material amount of Taxes, and there are no disputes, claims, audits, examinations, assessments or proposed assessments regarding any material amount of

Taxes of Parent or any of the Parent Subsidiaries or the assets of Parent or any of the Parent Subsidiaries that (i) are pending or (ii) have been threatened in writing, unless such Taxes are being contested in good faith and proper accruals pursuant to U.S. GAAP have been established on Parent’s consolidated financial statements with respect thereto. Neither Parent nor any of the Parent Subsidiaries has waived any statute of limitations in respect of any material amount of Taxes or agreed to a material Tax assessment or deficiency.

(c) Parent and each of the Parent Subsidiaries has duly and timely withheld, collected, paid and reported to the proper governmental authority all Taxes required to have been withheld, collected, paid or reported (including, without limitation, pursuant to Sections 1441 through 1464, 3101 through 3510, and 6041 through 6053 of the Code and Treasury regulations thereunder, and comparable provisions under any other Applicable Laws).

(d) Proper accruals in the manner required by U.S. GAAP have been established (and until the Closing Date will be maintained) on Parent’s consolidated financial statements adequate to pay all Taxes of Parent and each of the Parent Subsidiaries not yet due and payable.

(e) Neither Parent nor any of the Parent Subsidiaries is a party to any Tax allocation or sharing agreement. Neither Parent nor any of the Parent Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Parent) or has any Tax liability to any Person under Treasury regulations Section 1.1502-6 or any similar provision of Applicable Law (other than the other members of the consolidated group of which Parent is parent), or as a transferee or successor, or by contract, agreement or other arrangement.

(f) Neither Parent nor any of the Parent Subsidiaries has been a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(g) Neither Parent nor any of the Parent Subsidiaries is now or has ever been a United States real property holding corporation within the meaning of Section 897(c)(1)(A)(ii) of the Code.

(h) Neither Parent nor any of the Parent Subsidiaries has engaged in any intercompany transaction within the meaning of Treasury regulations Section 1.1502-13 for which any income or gain remains unrecognized or deferred and no excess loss account within the meaning of Treasury regulations Section 1.1502-19 exists with respect to the stock of any of the Parent Subsidiaries.

(i) Neither Parent nor any of the Parent Subsidiaries has agreed to or requested or is required to include in income any adjustment under either Section 481(a) or Section 482 of the Code (or an analogous provision of state, local, or foreign law) by reason of a change in accounting method or otherwise.

(j) No claim has ever been made by any Taxing Authority with respect to Parent or any of the Parent Subsidiaries in a jurisdiction where Parent or such Parent Subsidiary does not file Tax Returns that Parent or such Parent Subsidiary is or may be subject to taxation by that jurisdiction.

(k) Neither Parent nor any of the Parent Subsidiaries has engaged in any “reportable transaction” within the meaning of Treasury regulations Section 1.6011-4.

(l) No power of attorney that is currently in force has been granted by Parent or any of the Parent Subsidiaries with respect to any matters relating to Taxes.

(m) Schedule 6.20(m) of the Parent Disclosure Schedule accurately sets forth as to Parent and each of the Parent Subsidiaries (i) the amount, as of the date of this Agreement, of the net operating loss deduction (within the meaning of Section 172(a) of the Code and the applicable Treasury regulations thereunder), detailing separately any amounts defined as specified liability loss amounts under Section 172(f) of the Code, that may be carried forward or backward (the “NOL”) of Parent or such Parent Subsidiary, (ii) the dates of expiration of the NOL or any portion thereof and the amounts expiring on each such date, (iii) a full description of each limitation on the amount or usage of the NOL under (A) Section 381, 382, 383 or 384 of the Code or any Treasury regulations promulgated under any of such Sections (including, but not limited to, each limitation as a result of an ownership change within the meaning of Section 382 of the Code and Treasury regulations thereunder and, for each ownership change, the date and amount of the limitation and the methodology used to calculate the limitation), (B) any Treasury regulations promulgated under Section 1502 of the Code, or (C) any election made by or on behalf of Parent or such Parent

Subsidiary, and (iv) information comparable to the foregoing as determined for state, local or foreign income tax purposes in each jurisdiction where Parent or a Parent Subsidiary is required to file a franchise or income tax return.

(n) Neither Parent nor any of the Parent Subsidiaries have submitted a request for a ruling from a Taxing Authority relating to Taxes that has not been granted or have proposed to enter into an agreement with a Taxing Authority relating to Taxes that is currently pending, in each case, that could adversely affect the Parent, any of the Parent Subsidiaries, the Company or any of the Company Subsidiaries after the Closing Date.

(o) Except as required by Applicable Law, since December 31, 2005, none of Parent or any of the Parent Subsidiaries have, in each case, (i) made or changed any election concerning any Taxes, (ii) filed any amended Tax Return, (iii) settled any Tax claim or assessment, (iv) received or filed a request for a ruling relating to Taxes issued by a Governmental Authority or entered into any agreement with a Governmental Authority relating to Taxes or (v) surrendered any right to claim a refund of any Taxes.

(p) The Parent and each of the Parent Subsidiaries have delivered or made available to the Company correct and complete copies of all (i) Tax Returns filed by or including Parent or any of the Parent Subsidiaries and (ii) all examination reports by a Taxing Authority and other relevant written materials with respect to audits (whether proposed, threatened, pending or concluded) related to the three taxable years ending prior to the Closing Date of Parent or any of the Parent Subsidiaries.

Section 6.21  Benefit Plans; Employees and Employment Practices.

(a) Parent has delivered or made available to the Company true, complete and correct copies of (i) each Parent Benefit Plan (or, in the case of any unwritten Parent Benefit Plans, descriptions of the material terms thereof), (ii) the most recent annual report.

(b) Each Parent Benefit Plan has been established, funded, maintained and administered in all material respects in accordance with its terms and is in compliance with the applicable provisions of ERISA, the Code and all other Applicable Laws.

(c) To the Knowledge of Parent, all Parent Pension Plans have been the subject of favorable and up-to-date (through any applicable remedial amendment period) determination letters from the IRS, or a timely application therefor has been filed, to the effect that such Parent Pension Plans are qualified and exempt from federal income taxes under Section 401(a) and 501(a), respectively, of the Code; and, to the Knowledge of Parent, no circumstances exist and no events have occurred that could adversely affect the qualification of any Parent Pension Plan or the related trust.

(d) With respect to each Parent Pension Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, except as would not reasonably be expected to have a Parent Material Adverse Effect: (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (ii) on the date of the last actuarial valuation, the fair market value of the assets of such Parent Pension Plan equals or exceeds the actuarial present value of all accrued benefits under such Parent Pension Plan (whether or not vested) based upon the actuarial assumptions set forth in the most recent actuarial report for such Parent Pension Plan; (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (iv) all premiums to the PBGC have been timely paid in full; (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by Parent or any of its Subsidiaries; and (vi) the PBGC has not instituted proceedings to terminate any such Parent Pension Plan.

(e) Neither Parent nor any of its Subsidiaries has been required at any time or is required currently to contribute to any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

(f) There does not now exist, nor do any circumstances exist that could reasonably be expected to result in, any Controlled Group Liability that would be a material liability of the Surviving Corporation following the Closing. Without limiting the generality of the foregoing, neither the Company nor any of its subsidiaries, nor any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(g) Neither Parent nor its Subsidiaries has any liability for life, health, medical or other welfare benefits for former employees or beneficiaries or dependents thereof under Parent Benefit Plans, other than the Parent Pension Plans and other than as required by Section 4980B of the Code or Part 6 of Title I of ERISA or other Applicable Law.

(h) All contributions or premiums owed by Parent or any of its Subsidiaries with respect to Parent Benefit Plans under Applicable Law, contract or otherwise have been made in full and on a timely basis and Parent or its Subsidiaries are not obligated to contribute with respect to any Parent Benefit Plan that involves a retroactive contribution, assessment or funding waiver arrangement.

(i) To Parent’s Knowledge, no Parent Pension Plan or Parent Welfare Plan or any “fiduciary” or “party-in-interest” (as such terms are respectively defined by Sections 3(21) and 3(14) of ERISA) thereto has engaged in a transaction prohibited by Section 406 of ERISA or 4975 of the Code for which a valid exception is not available.

(j) There are no pending or, to Parent’s Knowledge, threatened, claims, lawsuits, arbitrations or audits asserted or instituted against any Parent Benefit Plan, any fiduciary (as defined by Section 3(21) of ERISA) thereto, Parent, any of its Subsidiaries or any employee or administrator thereof in connection with the existence, operation or administration of a Parent Benefit Plan, other than routine claims for benefits.

(k) Neither Parent nor its Subsidiaries is a party to any labor or collective bargaining agreement. There are no controversies, strikes, work stoppages, slowdowns, lockouts, arbitrations or other material labor disputes pending or, to the Knowledge of Parent, threatened between Parent or its Subsidiaries and any representatives of any of their employees.

(l) Parent and its Subsidiaries are in compliance in all material respects with all Applicable Laws and Orders applicable to such entity or the employees or other persons providing services to or on behalf of such entity, as the case may be, relating to the employment of labor, including all such laws, regulations and orders relating to wages, hours, employment standards, the WARN Act, Title VII of the Civil Rights Act of 1964, Age Discrimination in Employment Act, Americans with Disabilities Act, Equal Pay Act, HIPAA, ERISA, Family and Medical Leave Act, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax.

Section 6.22  Intellectual Property.

(a) Except as would not be reasonably expected to have a Parent Material Adverse Effect: (i) Parent or one of the Parent Subsidiaries is the owner of, free and clear of any Encumbrance (other than Permitted Encumbrances), or has a valid right or license to, all Intellectual Property necessary for the conduct of its business as now conducted (all such Intellectual Property, the “Parent IP Rights”); (ii) Parent and Parent Subsidiaries have taken commercially reasonable actions to protect the Parent IP Rights; (iii) to the Parent’s Knowledge, the rights of Parent and/or the Parent Subsidiaries in the Parent IP Rights are valid and enforceable; (iv) to Parent’s Knowledge, neither Parent nor any Parent Subsidiary is infringing or misappropriating, and has not infringed or misappropriated, any Intellectual Property of any other Person; (v) the Parent IP Rights that have been licensed by Parent or Parent Subsidiaries are being used substantially in accordance with the applicable licenses pursuant to which Parent or Parent Subsidiaries acquired the right to use such Parent IP Rights; and (vi) to Parent’s Knowledge, no Person is infringing or misappropriating any Parent IP Rights owned by Parent or any Parent Subsidiary. Neither Parent nor any Parent Subsidiary has received any written demand, claim or notice from any Person in respect of the Parent IP Rights which challenges the validity of, or the rights of Parent or such Parent Subsidiary in, any such Parent IP Rights.

Section 6.23  Information Technology.

(a) Except as would not be reasonably expected to have a Parent Material Adverse Effect, the material Parent IT Systems (i) have been reasonably maintained and (ii) are in good working condition to perform all information technology operations necessary for the conduct of the business of Parent or any of the Parent Subsidiaries. Parent and Parent Subsidiaries have taken commercially reasonable steps to provide for the backup and recovery of the data and information critical to the conduct of the business of Parent or any of the Parent Subsidiaries.

(b) To the Knowledge of Parent, Parent and each of the Parent Subsidiaries are in material compliance with all Applicable Laws regarding the collection, use and protection of personal information and with Parent’s and the Parent Subsidiaries’ published and internal privacy and data security policies and procedures.

(c) Parent and the Parent Subsidiaries have established and are in compliance with commercially reasonable security programs that are designed to protect (A) the security, confidentiality and integrity of transactions executed through their computer systems, including encryption and/or other security protocols and techniques when appropriate and (B) the security, confidentiality and integrity of all confidential or proprietary data except, in each case, which individually or in the aggregate would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of the Parent Subsidiaries has suffered a material security breach with respect to their data or systems, and neither Parent nor any of the Parent Subsidiaries has notified consumers or employees of any information security breach involving in connection with such consumers’ confidential information or such employees’ confidential information.

Section 6.24  Company Common Shares Ownership.  Neither Parent nor any of its Subsidiaries beneficially owns any Company Common Shares or other securities convertible into or exercisable for Company Common Shares.

Section 6.25  Investment Company.  Neither Parent nor any of its Subsidiaries is an “investment company” as defined under the Investment Company Act and neither the Company nor any of its Subsidiaries sponsors any person that is such an investment company.

Section 6.26  Opinion of Financial Advisor.  The Parent Special Committee has received an opinion from Keefe, Bruyette & Woods, Inc., dated as of the date hereof, to the effect that as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to the holders of Parent Common Shares. A copy of this opinion has been provided to the Company as of the date hereof.

Section 6.27  Bids and Quotes.  The Company has never provided or submitted a false, sham, phony or otherwise artificial bid or quote with respect to prospective insurance business.

ARTICLE VII

Conduct of Business by Company and Parent

Section 7.1  Conduct of Business by the Company Pending the Merger.

(a) From the date hereof until the Effective Time, unless Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld, or except as listed on Schedule 7.1(a) of the Company Disclosure Schedule or as otherwise expressly permitted by or provided for in this Agreement, the Company shall, and shall cause each of the Company Subsidiaries to, conduct its business in the Ordinary Course of Business and shall use its commercially reasonable efforts to preserve intact its business organization and goodwill and relationships with Third Parties, to maintain each rating classification, published or indicative, assigned as of the date hereof by A. M. Best Company, Inc. (“A. M. Best”) and Standard & Poor’s, a division of the McGraw-Hill Companies (“Standard & Poor’s”) and, except as would not cause a Company Material Adverse Effect, to keep available the services of its current key employees, subject to the terms of this Agreement. In addition to and without limiting the generality of the foregoing, except as listed on Schedule 7.1(a) of the Company Disclosure Schedule or as otherwise expressly permitted by or provided for in this Agreement, from the date hereof until the Effective Time, without the prior written consent of Parent, which consent shall not be unreasonably withheld:

(i) the Company shall not adopt or propose any material change in its Organizational Documents except for such amendments (A) required by Applicable Law or the rules and regulations of the SEC or the NASDAQ or (B) that do not have a material adverse effect on the Merger and would not materially restrict the operation of the Company or any Company Subsidiary business; provided, however, that notwithstanding the foregoing, any such amendments permitted by this Section 7.1(a)(i) shall not cause any changes to the capital structure of the Company, including any changes to the rights, preferences or other terms of any class of securities of the Company or the authorized number of shares of any such class; and the Company shall not permit its Subsidiaries to adopt or propose any material change in their Organizational Documents except for such amendments that do not have a material adverse effect on the Merger and would not materially restrict the operation of any Company Subsidiary Business;

(ii) without the prior written consent of Parent, which may be withheld in Parent’s sole discretion, the Company shall not, and shall not permit its Subsidiaries to, enter into any Company Alternative Transaction or agree to do so;

(iii) the Company shall not, and shall not permit its Subsidiaries to, change any method of accounting or accounting principles or practices by the Company or any Company Subsidiary, except for any such change required by Applicable Law or by a change in Applicable Law, U.S. GAAP or SAP;

(iv) the Company shall not, and shall not permit its Subsidiaries to, fail to (A) timely file or furnish to or with the SEC or any Insurance Regulator all reports, schedules, forms, statements and other documents required to be filed or furnished or (B) comply in all material respects with the requirements of the Sarbanes-Oxley Act applicable to it; and

(v) the Company shall not, and shall not permit any Company Subsidiary to, agree or commit to do any of the foregoing.

(b) Advice of Changes.  The Company shall promptly advise Parent in writing of any matter or event that results in any breach of any representation, warranty or consent that would reasonably be expected to result in a failure of a condition to the Merger set forth in Article IX.

Section 7.2  Conduct of Business by Parent Pending the Merger.

(a) From the date hereof until the Effective Time, unless the Company shall otherwise consent in writing, which consent shall not be unreasonably withheld, or except as listed on Schedule 7.2(a) of the Parent Disclosure Schedule or as otherwise expressly permitted by or provided for in this Agreement, Parent shall, and shall cause each of the Parent Subsidiaries to, conduct its business in the Ordinary Course of Business and shall use its commercially reasonable efforts to preserve intact its business organization and goodwill and relationships with Third Parties, to maintain each rating classification, published or indicative, assigned as of the date hereof by A. M. Best and Standard & Poor’s and to keep available the services of its current key employees, subject to the terms of this Agreement. In addition to and without limiting the generality of the foregoing, except as listed on Schedule 7.2(a) of the Parent Disclosure Schedule or as otherwise expressly permitted by or provided for in this Agreement, from the date hereof until the Effective Time, without the prior written consent of the Company, which consent shall not be unreasonably withheld:

(i) Parent shall not, and shall not permit its Subsidiaries to, adopt or propose, any material change in its Organizational Documents except for such amendments required by Applicable Law or the rules and regulations of the SEC or the NYSE;

(ii) Parent shall not, and shall not permit its Subsidiaries to, declare, set aside or pay any shareholder dividend or other distribution except for (A) any dividend or distribution by a Parent Subsidiary to Parent or another Parent Subsidiary and (B) dividends required to be paid pursuant to the terms of the Parent Preferred Shares or trust preferred securities of Parent or any of its Subsidiaries outstanding on the date hereof;

(iii) Parent shall not, and shall not permit its Subsidiaries to, enter into any Business Combination Transaction with any Third Party, acquire capital stock or assets of any Third Party, or agree to do any of the preceding; provided, however, that a Parent Subsidiary may merge with another Parent Subsidiary;

(iv) Parent shall not, and shall not permit its Subsidiaries to, sell, lease, license, subject to an Encumbrance, or otherwise surrender, relinquish or dispose of any assets or property of Parent or any Parent Subsidiary, other than (A) pursuant to existing written Contracts or commitments, including the posting of collateral to secure letters of credit required to be issued pursuant thereto (the terms of which have been disclosed to the Company prior to the date hereof) or (B) in an amount not in excess of $1.0 million in the aggregate;

(v) other than issuances of Parent Common Shares in respect of Parent Employee Options outstanding on the date hereof, Parent shall not, and shall not permit its Subsidiaries to: (A) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock or other securities (including any Parent Employee Options, warrants or any similar security exercisable for, or convertible into, such capital stock or similar security);

(B) split, combine or reclassify any of its capital stock or authorize the issuance of or issue securities (including Parent Employee Options, warrants or any similar security exercisable for, or convertible into, such capital stock or similar security) in respect of, in lieu of, or in substitution for, its capital stock; (C) take any action that, if such action had been taken prior to the date hereof, would have caused the representation and warranty made in Section 6.3 to be untrue in any material respect; (D) enter into any amendment of any material term of any of its outstanding securities; or (E) accelerate the vesting of any Parent Employee Options (other than as required pursuant to preexisting contractual commitments);

(vi) Parent shall not, and shall not permit its Subsidiaries to incur, guarantee or assume any indebtedness other than short-term borrowings (including letters of credit) and trade payables, in each case, in the Ordinary Course of Business.

(vii) Parent shall not, and shall not permit its Subsidiaries to, enter into any transaction with any of its Affiliates other than pursuant to arrangements in effect on the date of this Agreement, including the reimbursement of reasonable expenses of Parent’s officers and directors in the Ordinary Course of Business;

(viii) Parent shall not, and shall not permit any Parent Subsidiary to, grant any increase in the base salary of directors, officers, employees, consultants or agents of Parent or any Parent Subsidiary (other than increases in the Ordinary Course of Business for employees at will) or increases pursuant to previously existing contractual arrangements;

(ix) except as permitted pursuant to Section 7.2(a)(x) below, Parent shall not, and shall not permit its Subsidiaries to, enter into or materially amend or modify any of the Parent Benefit Plans or any severance, consulting, retention or employment agreement (other than with respect to agreements for new hires of employees in the Ordinary Course of Business or which are terminable by Parent or a Parent Subsidiary before and after the Effective Time without any penalty or cost to Parent, such Parent Subsidiary or any Affiliate thereof; provided, however, that any such agreements may contain customary notice and severance provisions required by Applicable Law);

(x) Parent shall not, and shall not permit its Subsidiaries to, other than in the Ordinary Course of Business and in the exercise of Parent’s business judgment, hire or terminate the employment or contractual relationship of any officer, employee, consultant or agent of Parent or any Parent Subsidiary who is not terminable at will without any penalty or cost to Parent, such Parent Subsidiary or any Affiliate thereof, as the case may be;

(xi) Parent shall not change any method of accounting or accounting principles or practices by Parent or any Parent Subsidiary, except for any such change required by Applicable Law or a change in Applicable Law, U.S. GAAP or SAP;

(xii) Parent shall not, and shall not permit its Subsidiaries to, pay, discharge, settle or satisfy any actual or threatened Proceedings, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than any settlement, payment, discharge or satisfaction (A) in the Ordinary Course of Business or (B) with respect to those Proceedings set forth on Schedule 6.9(a) of the Parent Disclosure Schedule, within insurance limits;

(xiii) Parent shall not, and shall not permit its Subsidiaries to, terminate or cancel any insurance coverage maintained by it or any Parent Subsidiary with respect to any material assets which is not replaced by a comparable amount of insurance coverage;

(xiv) Parent shall not, and shall not permit its Subsidiaries to, make or agree to make any new capital expenditure or expenditures other than (A) capital expenditures in accordance with the specified items of, and pursuant to the time frame specified in, the capital expenditure budget delivered to the Company prior to the date hereof and (B) other capital expenditures in an aggregate amount not in excess of $300,000;

(xv) Parent shall not, and shall not permit its Subsidiaries to, enter into any hedging or swap arrangements or Contracts or other similar financing instruments or redeem, repurchase, prepay, defease or otherwise acquire any of the Parent’s indebtedness;

(xvi) Parent shall not, and shall not permit its Subsidiaries to, fail to maintain the Parent Retrocession Agreements in full force and effect;

(xvii) Parent shall not, and shall not permit its Subsidiaries to, fail to (A) timely file or furnish to or with the SEC or any Insurance Regulator all reports, schedules, forms, statements and other documents required to be filed or furnished or (B) comply in all material respects with the requirements of the Sarbanes-Oxley Act applicable to it;

(xviii) Parent shall not, and shall not permit its Subsidiaries to, purchase or redeem any shares of the capital stock of Parent or any Parent Subsidiary, or any other equity interests or any rights, warrants or Parent Employee Options to acquire any such shares or interests, other than as otherwise contractually required;

(xix) Parent shall not, and shall not permit its Subsidiaries to, enter into, make any proposal for, renew, extend or amend or modify in any material respect, terminate, cancel, or waive, release or assign any right or claim under, any Contract or agreement which is or, if applicable, would be material to Parent or Parent Subsidiaries;

(xx) Parent shall not, and shall not permit its Subsidiaries to: (i) sell, assign, license, mortgage, pledge, sublicense, encumber, impair, abandon or fail to maintain in any material respect any material Parent IP Rights; or (ii) grant, extend, amend, waive or modify any rights in or to a material portion of the Parent IP Rights;

(xxi) Parent shall not, and shall not permit its Subsidiaries to, make any material change in its underwriting, reinsurance, marketing, claim processing and payment, except as required by concurrent changes in Applicable Law; or reduce the amount of any reserves and other liability accruals held in respect of losses or loss adjustment expenses arising under or relating to Parent Insurance Contracts, other than as required by concurrent changes in Applicable Law and other than as a result of the payment of claims in the Ordinary Course of Business;

(xxii) Parent shall not, and shall not permit its Subsidiaries to, undertake any abandonment, modification, waiver, termination or otherwise change to any Parent Permit, except (i) as is required in order to comply with concurrent changes in Applicable Law, (ii) such modification, changes or waivers of Parent Permits as would not, individually or in the aggregate, restrict the business or operations of Parent or any of its Subsidiaries in any material respect or (iii) such modifications or changes that would expand the Parent Permits in a way favorable to Parent;

(xxiii) Parent shall not, and shall not permit any Parent Subsidiary to, (A) surrender any right to claim a material Tax refund or credit, offset or other material reduction in Tax liability or (B) settle any Tax audit, file any Tax Return (other than in manner consistent with past practice), file an amended Tax Return, file a claim for a Tax refund, make or amend any Tax election, consent to any extension of the limitations period applicable to any Tax claim or assessment, file a request for any Tax ruling with any Governmental Authority or (C) enter into any agreement with respect to Taxes with any Person (including any agreement providing for any Tax indemnification or Tax sharing or allocation) or grant any power of attorney with respect to Taxes; and

(xxiv) Parent shall not, and shall not permit any Parent Subsidiary to, agree or commit to do any of the foregoing.

(b) Advice of Changes.  Parent shall promptly advise the Company in writing of any matter or event that results in any breach of any representation, warranty or consent that would reasonably be expected to result in a failure of a condition to the Merger set forth in Article IX.

ARTICLE VIII

Additional Agreements

Section 8.1  Access and Information.  Upon reasonable prior notice and subject to Applicable Law, each of the Company and Parent shall, and shall respectively cause their respective Subsidiaries to, afford to the other party and its financial advisors, legal counsel, financing sources, accountant or other advisor, agent or authorized representative (collectively, “Representatives”) reasonable access during normal business hours and without undue disruption of normal business activity throughout the period prior to the Effective Time to all of its books, records, properties, premises and personnel and, during such period, shall furnish, and shall cause to be furnished, as promptly as reasonably practicable to the other party, (a) a copy of each report, schedule and other document filed or received by it or any of its Subsidiaries pursuant to the requirements of the federal securities laws or a Governmental Entity, except, with respect to examination reports, as may be restricted by Applicable Law and (b) all other information as the other party reasonably may request; provided, that (i) the Company and Parent (and their respective Subsidiaries) shall not be obligated to disclose more than ten (10) Business Days prior to the estimated Closing Date (A) any competitively sensitive information, (B) any information that in the reasonable Judgment of the Company or Parent, as the case may be, would result in the loss of attorney-client privilege with respect to such information or (C) any information that would result in a breach of an agreement to which the Company or Parent (or any of their respective Subsidiaries) is a party and (ii) no investigation pursuant to this Section 8.1 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger. If either party intends to rely on Section 8.1(b)(i) to withhold information from the other party, such party shall advise the other party as to such intention and shall provide the other party with a sufficient summary of the withheld information in order for the other party to evaluate the basis of the non-disclosure. Each party shall continue to abide by the terms of the Confidentiality Agreement between Parent and the Company, dated February 17, 2006, as amended (the “Confidentiality Agreement”).

Section 8.2  Preparation of Proxy Statement and Other Filings; Shareholder Meetings.

(a) As promptly as practicable following the date of this Agreement, (i) Company and Parent shall prepare the registration statement on Form S-4 to be filed with the SEC in connection with the issuance of Parent Common Shares in the Merger (the “Registration Statement”) and the joint proxy statement/prospectus included in the Registration Statement (the “Joint Proxy Statement/Prospectus”) and (ii) each of the Company and Parent shall, and shall cause their respective Affiliates to, prepare and file with the SEC, to the extent required under Applicable Law, all other documents required to be filed by them with the SEC in connection with the Merger (the “Other Filings”). Parent and the Company will, and will cause their respective Affiliates to, cooperate with each other in the preparation of the Joint Proxy Statement/Prospectus, the Registration Statement and the Other Filings. Without limiting the generality of the foregoing, (i) the Company and Parent shall, and shall cause their respective Affiliates to, provide each other with a reasonable opportunity to review and comment on the Joint Proxy Statement/Prospectus, the Registration Statement and the Other Filings and (ii) Parent and the Company will provide each other the information relating to it and its Affiliates required by the Securities Act and the Exchange Act to be set forth in the Joint Proxy Statement/Prospectus, the Registration Statement and the Other Filings. The Company and Parent shall cause the Joint Proxy Statement/Prospectus, the Registration Statement and the Other Filings to be made by it or its Affiliates to comply as to form and substance in all material respects with the requirements of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the NYSE and (iii) the rules and regulations of the NASD, as applicable.

(b) Each of the Company and Parent shall use its reasonable best efforts, after consultation with the other party, to resolve all SEC comments with respect to the Joint Proxy Statement/Prospectus, the Registration Statement and the Other Filings as promptly as practicable after receipt thereof. Each of the Company and Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after the filing thereof. Each of the Company and Parent shall as promptly as practicable notify the other party of the receipt of any comments from or other correspondence with the SEC or its staff with respect to the Joint Proxy Statement/Prospectus, the Registration Statement or the Other Filings and any request by the SEC or its staff for amendments or supplements to the Joint Proxy Statement/Prospectus, the Registration Statement or the Other Filings or for additional information and shall supply the other party with copies of all correspondence between it and any of its Representatives or Affiliates, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement/Prospectus, the Registration Statement and the Other Filings. If at any time prior to receipt of the Company Stockholder Approval or the Parent Shareholder Approval there shall occur any event that is required to be set forth in an amendment or supplement to the Joint Proxy Statement/Prospectus, the Company or Parent, as the case may be, shall promptly prepare and mail to its shareholders such an amendment or supplement.

The Company and Parent shall use their reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to their respective shareholders as promptly as practicable after being declared effective by the SEC.

(c) The Joint Proxy Statement/Prospectus shall provide for all actions required to amend the existing Parent Employee Benefit Plans or to amend, adopt and approve the Company Employee Benefit Plans by Parent as set forth in (i) Schedule 8.2(c) of the Parent Disclosure Schedule, with respect to actions of Parent, and (ii) Schedule 8.2(c) of the Company Disclosure Schedule, with respect to actions of the Company.

(d) The Company shall, in accordance with its Organizational Documents, as promptly as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) for the sole purpose of seeking the Company Stockholder Approval. The Company shall, (i) through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval and include in the Joint Proxy Statement/Prospectus such recommendation and (ii) use its reasonable best efforts to solicit such adoption.

(e) Parent shall, in accordance with its Organizational Documents, as promptly as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its shareholders (the “Parent Shareholders Meeting”) for the purpose of seeking the Parent Shareholder Approval. Parent shall, (i) through the Parent Board, at the recommendation of the Parent Special Committee, recommend to its shareholders that they give the Parent Shareholder Approval and include in the Joint Proxy Statement/Prospectus such recommendation and (ii) use its reasonable best efforts to solicit such adoption, in each case except to the extent that the Parent Board shall have withdrawn or modified its approval or recommendation of the Parent Voting Proposal as permitted by Section 8.3(b).  Without limiting the generality of the foregoing, Parent agrees that its obligations pursuant to the first sentence of this Section 8.2(e) shall not be affected by the commencement, public proposal, public disclosure or communication to Parent of any Parent Alternative Transaction Proposal or a Parent Adverse Recommendation Change, unless this Agreement shall have terminated in accordance with its terms prior to the Parent Shareholder Meeting. The Company agrees that Parent’s Annual General Meeting for 2007 may be combined with the Parent Shareholders Meeting.

(f) Unless otherwise mutually agreed upon by the parties, the respective record dates and meeting dates for the Company Stockholders Meeting and for the Parent Shareholders Meeting shall be the same.

(g) The Company shall use commercially reasonable efforts to cause to be delivered to the Company and Parent a comfort letter of Ernst & Young LLP, independent auditors of the Company, dated a date within two business days before the date on which the Registration Statement shall be initially filed, which shall be brought down to a date within two business days before the date on which the Registration Statement shall become effective and to a date within two business days before the Closing Date, addressed to the Company and Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(h) Parent shall use commercially reasonable efforts to cause to be delivered to the Company and Parent a comfort letter of KPMG LLP, independent auditors of Parent, dated a date within two business days before the date on which the Registration Statement shall be initially filed, which shall be brought down to a date within two business days before the date on which the Registration Statement shall become effective and to a date within two business days before the Closing Date, addressed to the Company and Parent, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

Section 8.3  Parent Alternative Transaction Proposals.

(a) Parent shall not, nor shall it authorize or permit any Parent Subsidiary, or any of their respective directors, officers or employees or any Representatives retained by it or any Parent Subsidiary to, directly or indirectly, (i) solicit, initiate, facilitate or knowingly encourage any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to a Parent Alternative Transaction Proposal or (ii) enter into, continue or otherwise participate in any discussions (other than with Parent, Merger Sub or their respective directors, officers or employees or Representatives) or negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, any Parent Alternative Transaction Proposal. Notwithstanding the

foregoing, at any time prior to obtaining the Parent Shareholder Approval, in response to a bona fide written Parent Alternative Transaction Proposal that the Parent Board (or committee thereof) determines in good faith, after consultation with its financial and legal advisors, constitutes or is reasonably likely to constitute a Parent Superior Proposal, Parent may, subject to compliance with Section 8.3(d), and after giving the Company written notice of such action, (x) furnish information with respect to Parent and the Parent Subsidiaries to the Person making such Parent Alternative Transaction Proposal (and its Representatives) pursuant to an executed confidentiality agreement containing substantially similar terms to those contained in the Confidentiality Agreement; provided, that a copy of all such information not previously provided to Parent (or its Representatives) is promptly provided to Parent, and (y) participate in discussions or negotiations with the Person making such Parent Alternative Transaction Proposal (and its Representatives) regarding such Parent Alternative Transaction Proposal.

(b) The Parent Board (or committee thereof) shall not, directly or indirectly, (i) (A) withdraw (or amend or modify in a manner adverse to the Company) or publicly propose to withdraw (or amend or modify in a manner adverse to the Company), the approval, recommendation or declaration of advisability by such board of directors (or any such committee) of this Agreement, or the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Parent Alternative Transaction Proposal (any action described in this clause (i) being referred to as a “Parent Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or allow Parent or any Parent Subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding (A) constituting or that could reasonably be expected to lead to, any Parent Alternative Transaction Proposal (other than a Confidentiality Agreement referred to in Section 8.3(a)) or (B) requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement; provided, that in the case of clauses (A) and (B), that Parent shall not be prohibited from entering into an agreement referred to in and in accordance with Section 10.1(k).  Notwithstanding the foregoing, at any time after a Parent Alternative Transaction Proposal shall have been made to Parent or directly to its shareholders and not withdrawn but prior to obtaining the Parent Shareholder Approval, and subject to Parent’s compliance with the other provisions of this Section 8.3, as applicable, the Parent Board (or committee thereof) may make a Parent Adverse Recommendation Change if it determines, after consultation with its legal advisors, that such action is consistent with its fiduciary duties to the shareholders of Parent under Applicable Law.

(c) Notwithstanding anything to the contrary contained herein, Parent or the Parent Board (or committee thereof) shall be permitted to comply with Rule 14d-9 and 14e-2 promulgated under the Exchange Act, including by taking and disclosing to Parent’s shareholders a position with respect to a tender offer by a Third Party.

(d) In addition to the obligations of Parent listed in Section 8.3(a) and Section 8.3(b), Parent shall promptly (but in any event within 24 hours of receipt of a Parent Alternative Transaction Proposal or the entering of any discussions or negotiations) advise the Company orally and in writing of any Parent Alternative Transaction Proposal, the terms and conditions of any such Parent Alternative Transaction Proposal (including any changes thereto) and the identity of the Person making any such Parent Alternative Transaction Proposal and of any discussions or negotiations sought to be entered into or continued by such Person with Parent, any Parent Subsidiary or any of their respective directors, officers, employees or Representatives. Parent shall keep the Company reasonably informed of the status (including any change to the terms and conditions thereof) of any such Parent Alternative Transaction Proposal.

Section 8.4  Filings; Other Action.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto agrees to use (and to cause its Affiliates to use) its reasonable best efforts (subject to, and in accordance with, Applicable Law) to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under Applicable Laws and regulations to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including: (i) obtaining all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and making all necessary registrations and filings and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or Proceeding by, any Governmental Entity; (ii) obtaining all necessary consents, approvals or waivers from Third Parties; (iii) defending any lawsuits or other legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement; and (iv) executing and delivering any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, Parent, Merger Sub and the Surviving Corporation shall take all such necessary action.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall: (i) promptly, but in no event later than fifteen (15) Business Days after the date of this Agreement, make their respective filings and thereafter make any other required submissions under the HSR Act; (ii) use reasonable efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals; (iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as reasonably may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other Person may assert under Regulatory Law with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Applicable Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date); and (iv) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Third Party and/or any Governmental Entity with respect to such transactions. The Company and Parent shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity. Each of the Company and Parent agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.

(c) Parent and the Company shall promptly make the Form A filings required by Insurance Regulators (the “Form A Filings”) upon the execution of this Agreement and to supply promptly any additional information and documentary material that may be requested by such Insurance Regulators in connection therewith. Each party agrees to provide a draft of the Form A Filings to the other party for its review and to consult with the other party relating to any issues arising as a result of the other party’s review, prior to the submission of the Form A Filings; provided, that such consultation does not delay the timely filing of the Form A Filing or any amendments or supplements thereto and it being agreed that the final determination as to the content of the Form A Filing or any amendments or supplements thereto shall remain with each party. Each party agrees to provide the other party with a copy of the Form A Filing and each amendment or supplement thereto in final form upon submission thereof.

(d) In furtherance and not in limitation of the agreements of the parties contained in this Section 8.4, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law, each of the Company and Parent shall cooperate in all respects with each other and shall use their respective reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 8.4 shall limit a party’s right to terminate this Agreement pursuant to Section 10.1(f) so long as such party has, prior to such termination, complied with its obligations under this Section 8.4.

(e) Notwithstanding anything to the contrary contained herein, neither Parent nor any of its Affiliates shall be under any obligation to make proposals, execute or carry out agreements or submit to Orders providing for the sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent, any of its Affiliates or the Company (or any of its Affiliates), or the holding separate of shares of capital stock of the Company (or any of its Affiliates) or imposing or seeking to impose any limitation on the ability of Parent or any of its subsidiaries or Affiliates to own, retain, use or operate any of its products, services, properties or assets (including equity, properties or assets of the Company and/or its Affiliates) or any limitation on the ability of the Company (or its Affiliates) to own, retain, use or operate any of their products, services, properties or assets or seeking a disposition or divestiture of any such properties or assets.

Section 8.5  Public Announcements; Public Disclosures; Privacy Laws.  Parent and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press release or public statement as may be required by Applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, will not issue any such press release or make any such public statement without the consent of the other party (not to be unreasonably delayed, conditioned or withheld).

Section 8.6  Indemnification Provisions.

(a) Parent shall, or shall cause the Surviving Corporation to, maintain the Company’s existing indemnification provisions that have been provided or made available to Parent as of the date hereof with respect to present and former directors, officers, employees and agents of the Company and the Company Subsidiaries and all other Persons who may presently serve or have served at the Company’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (collectively, the “Company Indemnified Parties”) for all expenses, Judgments, fines and amounts paid in settlement by reason of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time to the fullest extent permitted or required under, (i) Applicable Law, (ii) the Company’s Organizational Documents in effect on the date hereof (to the extent consistent with Applicable Law) and (iii) indemnification agreements of the Company or any Company Subsidiary in effect on the date hereof (to the extent consistent with Applicable Law), and shall cause the Surviving Corporation to perform its obligations under such indemnification provisions in accordance with their respective terms. In addition, from and after the Effective Time, Company Indemnified Parties who become directors, officers or fiduciaries under benefit plans of Parent will be entitled to the indemnity rights and protections then afforded to directors, officers and fiduciaries under benefit plans of Parent.

(b) Parent shall maintain Parent’s existing indemnification provisions that have been provided or made available to the Company as of the date hereof with respect to present and former directors, officers, employees and agents of Parent, the Parent Subsidiaries and all other Persons who may presently serve or have served at Parent’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for all expenses, Judgments, fines and amounts paid in settlement by reason of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time to the fullest extent permitted or required under, (i) Applicable Law, (ii) Parent’s Organizational Documents in effect on the date hereof (to the extent consistent with Applicable Law) and (iii) indemnification agreements of Parent or any Parent Subsidiary in effect on the date hereof (to the extent consistent with Applicable Law), and shall perform its obligations under such indemnification provisions in accordance with their respective terms.

(c) Parent shall, for six years after the Effective Time, cause the Surviving Corporation to maintain in effect directors’ and officers’ liability insurance covering each person currently covered by the Company’s current directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date of this Agreement; provided, that the Surviving Corporation may substitute therefor policies of a reputable insurance company the material terms of which, including coverage and amount, are no less favorable to such directors and officers than the insurance coverage otherwise required under this Section 8.6(c); provided, however, that the Surviving Corporation shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 200% of the annual premiums paid as of the date hereof by the Company for such insurance (such 200% amount, the “Company Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Company Maximum Premium, the Surviving Corporation shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Company Maximum Premium. The Company represents to Parent that the Company Maximum Premium is the amount set forth in Schedule 8.6(c) of the Company Disclosure Schedule. The Surviving Company may satisfy in full its obligation under this Section 8.6(c) by acquiring a tail directors’ and officers’ liability insurance policy (i) that covers each person currently covered by the Company’s current directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date of this Agreement, and (ii) in respect of which the premium for a period until the sixth anniversary of the Effective Time is prepaid at the commencement of such period. At the request of Parent, the Company shall cooperate with Parent to obtain such a tail policy effective as of the Effective Time.

(d) Parent shall, for six years after the Effective Time, maintain in effect directors’ and officers’ liability insurance covering each person currently covered by Parent’s current directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date of this Agreement; provided, that Parent may substitute therefor policies of a reputable insurance company the material terms of which, including coverage and amount, are no less favorable to such directors and officers than the insurance coverage otherwise required under this Section 8.6(d); provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 200% of the annual premiums paid as of the date hereof by Parent for such insurance (such 200% amount, the “Parent Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Parent Maximum Premium, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Parent Maximum Premium. The Parent represents to the Company that the Parent Maximum Premium is the amount set forth in Schedule 8.6(d) of the Parent Disclosure Schedule. Parent may satisfy in full its obligation under this Section 8.6(d) by acquiring a tail directors’ and officers’ liability insurance policy (i) that covers each person currently covered by Parent’s current directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date of this Agreement, and (ii) in respect of which the premium for a period until the sixth anniversary of the Effective Time is prepaid at the commencement of such period.

(e) In the event that Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person (including by dissolution), then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation assume and honor the obligations set forth in this Section 8.6.

Section 8.7  State Takeover Laws.  If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to the Merger, the parties shall use commercially reasonable efforts to (a) take such actions as are necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are necessary to eliminate or minimize the effects of any such statute or regulation on the Merger.

Section 8.8  Stock Exchange Listing.  Parent and the Company shall use their reasonable best efforts to cause the Parent Common Shares to be approved for listing on the NASDAQ, subject to official notice of issuance, effective upon completion of the Merger.

Section 8.9  Parent Board.  Parent shall use its commercially reasonable efforts (including submitting to its shareholders at the Parent Shareholders Meeting a proposal to amend Parent’s Bye-Laws) to increase the number of members of the Parent Board to thirteen (13) effective immediately after the Effective Time; provided that the failure of Parent to increase the number of members of the Parent Board to thirteen (13) shall not result in a failure of a condition to Closing. Parent shall take all actions necessary so that immediately after the Effective Time the Parent Board shall be comprised of (x) four (4) members of the Parent Board as constituted on the date of this Agreement designated by Parent and reasonably acceptable to the Company and (y) nine (9) members of the Company Board as constituted on the date of this Agreement designated by the Company and reasonably acceptable to Parent, in each case to serve from and after the Effective Time until a successor is duly elected and qualified; provided, that in the event of the failure of Parent to increase the number of members of the Parent Board to thirteen (13), the number of designees of Parent pursuant to clause (x) shall be three (3). Parent and the Company agree that they shall take all actions necessary so that any current member of the Parent Board who is not a designee of Parent pursuant to this Section 8.9 will become fully vested in all outstanding stock options and restricted shares held by such member upon termination from the Parent Board. In addition, the Company and Parent agree that the Parent Board shall give its consent that the resignation of any current member of the Parent Board who is not a designee of Parent pursuant to this Section 8.9 be treated as a “retirement” for purposes of those options granted under the Parent Director Stock Plan held by such member that have an exercise price above the fair market value of the Parent Common Shares on the date of such Parent Board consent, provided that such member has either attained age 65 or has served for ten years on Parent Board at the time of resignation.

Section 8.10  Name of Parent.  Parent shall take all actions necessary to cause the name of Parent to be changed to “Argo Group International Holdings, Ltd.” immediately after the Effective Time.

Section 8.11  Employee Matters.

(a) Parent and the Company agree to honor, and to cause the Surviving Corporation and its Subsidiaries to honor, from and after the Effective Time, all Parent Benefit Plans in accordance with their terms as in effect immediately before the Effective Time, subject to any amendment or termination thereof that may be permitted by such terms. For a period of not less than one year following the Effective Time, Parent and the Company shall provide, or cause the Surviving Corporation and its Subsidiaries to provide, to current employees of Parent and its Subsidiaries (the “Parent Employees”) the same base salary and bonus opportunity and employee benefits that are comparable in the aggregate to those provided to Parent Employees immediately before the Effective Time. Without limiting the generality of the foregoing, Parent and the Company shall provide, or cause the Surviving Corporation and its Subsidiaries to provide, severance and any similar benefits to Parent Employees which are no less favorable to the severance and similar benefits currently provided under the Parent Benefit Plans for a period of not less than one year following the Effective Time, including by recognizing all service recognized for such purposes under the applicable Parent Benefit Plan.

(b) For all purposes (other than for benefit accrual under a defined benefit plan) under the employee benefit plans of Parent, the Company and their Subsidiaries or the Surviving Corporation and its Subsidiaries providing benefits to any Parent Employees after the Effective Time (the “New Plans”), each Parent Employee shall be credited with his or her years of service with Parent and its Affiliates before the Effective Time, to the same extent as such Parent Employee was entitled, before the Effective Time, to credit for such service under any similar Parent Benefit Plans, provided that such service will not be credited to the extent it would result in duplication of benefits. In addition, and without limiting the generality of the foregoing: (i) each Parent Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Parent Benefit Plan in which such Parent Employee participated immediately before the Effective Time (such plans, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Parent Employee, Parent and the Company shall cause, or cause the Surviving Corporation and its Subsidiaries to cause, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents to the extent such requirements would not have applied under the comparable Parent Benefit Plan that employee and his or her covered dependents participated in prior to the Effective Time, and Parent and the Company shall cause, or cause the Surviving Corporation and its Subsidiaries to cause, any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, co-insurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

Section 8.12  Tax Matters.  Except as otherwise required by Section 367 of the Code, (i) Parent and the Company intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) each of Parent, Merger Sub and the Company agrees that it will not take (and will cause each Parent Subsidiary and Company Subsidiary respectively not to take) any action, or fail to take (or allow any Parent Subsidiary or Company Subsidiary respectively to fail to take) any action not specifically permitted by this Agreement, which action or failure to take action would reasonably be expected to cause the Merger not to so qualify. The parties hereto agree that the directors and employees of each of the Company, the Company Subsidiaries, Parent and the Parent Subsidiaries shall be held harmless by Parent from any increase resulting from the transactions contemplated by this Agreement (other than any increase due to the transactions described on Schedule 1.1(a)) in the total state or federal income or excise tax liability of such individual over and above that which would have been incurred in the ordinary course in future periods had such transactions not been consummated.

Section 8.13  Affiliates.  Not less than ten Business Days prior to the date of the Company Stockholders Meeting, the Company shall deliver to Parent a letter identifying all Persons who, in the judgment of the Company, may be deemed at the time this Agreement is submitted for adoption by the stockholders of the Company, “affiliates” of the Company for purposes of Rule 145 under the Securities Act and applicable SEC rules and regulations, and such list shall be updated as necessary to reflect changes from the date thereof. The Company shall use its reasonable best efforts to cause each Person identified on such list to deliver to Parent, not later than five Business Days prior to the Effective Time, a written agreement substantially in the form attached as Exhibit C hereto.

Section 8.14  Increase in Authorized Share Capital.  Parent shall submit to its shareholders at the Parent Shareholders Meeting a proposal to increase the authorized share capital of Parent from $350 million to $500 million, to be effective immediately after the Effective Time.

Section 8.15  Bye-Law Amendment and Memorandum of Association Amendment.  Parent shall submit to its shareholders at the Parent Shareholders Meeting (a) a proposal to amend the Bye-Laws of Parent substantially as set forth in Schedule 8.15(a) of the Parent Disclosure Schedule and (b) a proposal to amend the Memorandum of Association of Parent substantially as set forth in Schedule 8.15(b) of the Parent Disclosure Schedule, in each case to be effective immediately after the Effective Time.

ARTICLE IX

Conditions to Consummation of the Merger

Section 9.1  Conditions to Each Party’s Obligation To Effect The Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval.  The Company shall have obtained the Company Stockholder Approval.

(b) Parent Shareholder Approval.  Parent shall have obtained the Parent Shareholder Approval and the Parent Preferred Consents.

(c) Antitrust.  Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(d) Required Regulatory Approvals.  Parent shall have received the Parent Required Regulatory Approvals and the Company shall have received the Company Required Regulatory Approvals.

(e) No Injunctions or Restraints.  No temporary restraining order, preliminary or permanent injunction or other judgment or Order issued by any court or agency of competent jurisdiction or other Applicable Law preventing the consummation of the Merger shall be in effect (provided, however, that prior to asserting this condition, each of the parties shall have used its reasonable best efforts (in the manner contemplated by

Section 8.4) to prevent the entry of any such injunction or other Order and to appeal as promptly as possible any such judgment that may be entered).

Section 9.2  Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties.  The representations and warranties of the Company set forth in Sections 5.1, 5.2(b), 5.3, 5.4, 5.5, 5.6, and 5.10 of this Agreement shall be true and correct in all respects (other than de minimis exceptions) as of the Closing Date, as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all respects (other than de minimis exceptions) on and as of such earlier date). The other representations and warranties of the Company set forth in this Agreement (disregarding all qualifications, limitations and exceptions therein regarding materiality or a Company Material Adverse Effect or any similar standard as qualification) shall be true and correct in all respects as of the Closing Date, as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all respects as of such earlier date), except to the extent that the failure of such representations and warranties to be so true and correct as of the Closing Date or such earlier date, as the case may be, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(b) Performance of Obligations of the Company.  The Company shall have complied in all material respects with its obligations required to be complied with by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(c) Company Material Adverse Effect.  No event, development, circumstance or occurrence shall have occurred, since the date hereof that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. Parent and Merger Sub shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(d) Tax Opinion.  Parent shall have received an opinion of Dewey Ballantine LLP or its successor, in form and substance reasonably satisfactory to Parent, based on facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, dated as of the Effective Time, to the effect that (i) Parent should not recognize gain or loss for United States federal income tax purposes solely as a result of the Merger and (ii) the Merger should not cause Parent or any Affiliate of Parent to be treated as a domestic corporation under Section 7874(b) of the Code. The issuance of such opinion shall be conditioned upon the receipt by such counsel of appropriate representation letters from each of Parent, Merger Sub and the Company, at such time or times as counsel may reasonably request, and, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

(e) Bermuda Counsel Opinion.  Parent shall have received an opinion of Conyers Dill & Pearman or its successor, substantially in the form set forth in Schedule 6.4(d) of the Parent Disclosure Schedule.

Section 9.3  Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in Sections 6.1, 6.2(b), 6.3, 6.4, 6.5, 6.6 and 6.10 of this Agreement shall be true and correct in all respects (other than de minimis exceptions) as of the Closing Date, as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all respects (other than de minimis exceptions) on and as of such earlier date). The other representations and warranties of Parent and Merger Sub set forth in this Agreement (disregarding all qualifications, limitations and exceptions therein regarding materiality or a Parent Material Adverse Effect or any similar standard as qualification) shall be true and correct in all respects as of the Closing Date, as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all respects as of such earlier date), except to the extent that the failure of such representations and warranties to be so true and correct as of the Closing Date or such earlier date, as the case may be, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to such effect.

(b) Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(c) Parent Material Adverse Effect.  No event, development, circumstance or occurrence shall have occurred, since the date hereof that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to such effect.

(d) Voting Agreement.  The Voting Agreement shall include the Parent Preferred Consents and shall provide that (i) the Parent Preferred Shares issued and outstanding immediately prior to the Effective Time shall be converted into 9,316,026 Parent Convertible Common Shares in the aggregate, (ii) each Parent Convertible Common Share (including all of the Parent Convertible Common Shares resulting from the conversion in Section 9.3(d)(i) above) issued and outstanding immediately prior to the Effective Time shall be converted into one (1) Parent Common Share and (iii) at the Effective Time, each Parent Preferred Share and each Parent Convertible Common Share converted into Parent Common Shares pursuant to the Voting Agreement shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist (collectively, the “Parent Share Conversion”). The Voting Agreement shall not have been amended, modified or supplemented without the consent of all parties thereto and shall be in full force and effect on the Closing Date.

(e) Ratings.  Neither Parent nor Company shall have received notice (i) from A. M. Best that any published or indicative rating assigned to Parent, Parent Subsidiaries, Company or Company Subsidiaries as of date of this Agreement is subject to being downgraded, placed under review or watch with negative implications or outlook, or otherwise adversely affected as a result of the announcement or consummation of any of the transactions contemplated by this Agreement or (ii) from Standard & Poor’s that any published or indicative rating assigned to Parent, Parent Subsidiaries, or Company Subsidiaries by Standard & Poor’s has been downgraded.

(f) Reverse Split and Name Change.  All conditions precedent to the reverse split of Parent Common Shares and the change of name of Parent to “Argo Group International Holdings, Ltd.” shall have been satisfied.

(g) Tax Opinion.  The Company shall have received an opinion of LeBoeuf, Lamb, Greene & MacRae LLP, in form and substance reasonably satisfactory to the Company, based on facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, dated as of the Effective Time, to the effect that (i) the Company should not recognize gain or loss for United States federal income tax purposes solely as a result of the Merger and (ii) the Merger should not cause Parent or any Affiliate of Parent to be treated as a domestic corporation under Section 7874(b) of the Code. The issuance of such opinion shall be conditioned upon the receipt by such counsel of appropriate representation letters from each of Parent, Merger Sub and the Company, at such time or times as such counsel may reasonably request, and, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

(h) Conversion of Parent Convertible Common Shares and Parent Preferred Shares.  The Parent Share Conversion shall be effective as of the Effective Time.

(i) Bermuda Counsel Opinion.  The Company shall have received an opinion of Conyers Dill & Pearman or its successor, substantially in the form set forth in Schedule 6.4(d) of the Parent Disclosure Schedule.

Section 9.4  Frustration of Closing Conditions.  Neither the Company, Parent nor Merger Sub may rely on the failure of any condition set forth in Section 9.1, 9.2 or 9.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 8.4.

ARTICLE X

Termination

Section 10.1  Termination.  This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger at the Company Stockholders Meeting or the Parent Shareholders Meeting, or any adjournment or postponement thereof:

(a) By mutual written consent of Parent and the Company;

(b) By either Parent or the Company, if the Merger shall not have been consummated on or before August 31, 2007 (the “Outside Date”) after the date hereof (other than due principally to the failure of the party seeking to terminate this Agreement to perform any obligations under this Agreement required to be performed by it at or prior to the Effective Time); provided, that the passage of such period shall be tolled for any part thereof during which any party shall be subject to a non-final Order, decree, ruling or action restraining, enjoining or otherwise prohibiting consummation of the Merger;

(c) By Parent, if a Company Adverse Recommendation Change shall have occurred;

(d) By Parent, if the Company enters into or agrees to enter into a Company Alternative Transaction without Parent’s prior written consent;

(e) By the Company, if a Parent Adverse Recommendation Change shall have occurred;

(f) By Parent or the Company, if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof;

(g) By Parent or the Company, if the Parent Shareholder Approval shall not have been obtained at the Parent Shareholders Meeting or at any adjournment or postponement thereof;

(h) By Parent or the Company, if any Governmental Entity shall have issued an Order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 10.1 shall not have taken any action that would cause it to be in material violation of any of its representations, warranties or covenants set forth in this Agreement;

(i) By the Company, if (i) on or prior to the Closing Date there shall have been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement, which breach or inaccuracy would (A) give rise to the failure of a condition set forth in Section 9.3(a), 9.3(b) or 9.3(c) and (B) is incapable of being cured prior to the Closing Date by Parent or Merger Sub, as the case may be, or is not cured within thirty (30) days of written notice of such breach or inaccuracy, or (ii) any of the conditions set forth in Section 9.1 or 9.3 shall have become incapable of fulfillment prior to the Outside Date (subject to the further proviso in Section 10.1(b); provided, that the Company is not then in material breach of any representation, warranty or covenant contained in this Agreement;

(j) By Parent, if (i) on or prior to the Closing Date there shall have been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, which breach or inaccuracy would (A) give rise to the failure of a condition set forth in Section 9.2(a), 9.2(b) or 9.2(c) and (B) is incapable of being cured prior to the Closing Date by the Company or is not cured within thirty (30) days of written notice of such breach or inaccuracy, or (ii) any of the conditions set forth in Section 9.1 or 9.2 shall have become incapable of fulfillment prior to the Outside Date (subject to the further proviso in Section 10.1(b)); provided, that Parent or Merger Sub is not then in material breach of any representation, warranty or covenant contained in this Agreement;

(k) By Parent if, at any time prior to receipt of the Parent Shareholder Approval, (i) the Parent Board (or a committee thereof) has received a Parent Superior Proposal, (ii) in light of such Parent Superior Proposal, the Parent Board (or a committee thereof) shall have determined in good faith after consultation with outside counsel, that such action is consistent with the fiduciary duties of the Parent Board (or a committee thereof), (iii) Parent has notified the Company in writing of the determination described in clause (ii), indicating in such notice the material terms and conditions of such Parent Alternative Transaction Proposal and during the seventy-two hour period immediately following the delivery of such notice, Parent negotiates with the Company to make such adjustments to the terms and conditions of this Agreement as would enable the parties to proceed with the transactions contemplated herein on such adjusted terms, (iv) following such seventy-two hour period, the Parent Board (or a committee thereof) shall have again made the determination referred to in clause (ii) and (v) Parent pays the Company the applicable Parent Termination Fee set forth in and pursuant to the terms of Section 10.3(b); or

(l) By the Company, if Parent does not provide its written consent to a Company Alternative Transaction within five (5) Business Days after the Company’s written notice to Parent of the Company’s or its Subsidiary’s intention to enter into such a Company Alternative Transaction.

Section 10.2  Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become null and void and have no effect and the obligations of the parties under this Agreement shall terminate, except for the obligations in Article I, the last sentence of Section 8.1, this Section 10.2, Section 10.3 and Article XI and there shall be no liability on the part of any party hereto; provided, however, that no Person shall be relieved or released from any liabilities or damages arising out of its willful or intentional breach of any provision of this Agreement, including any making of a representation of warranty with Knowledge that such representation or warranty is not true and correct.

Section 10.3  Fees and Expenses.

(a) In the event that this Agreement is terminated pursuant to Section 10.1(c), 10.1(d) or 10.1(l), then the Company shall pay Parent a fee equal to $40,000,000 (the “Company Termination Fee”), and such amount shall constitute liquidated damages in respect of such termination regardless of the circumstances giving rise to such termination. Any fee due under this Section 10.3(a) shall be paid by wire transfer of same-day funds to an account provided in writing by Parent to the Company within two (2) Business Days of termination of this Agreement.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 10.1(e);

(ii) this Agreement is terminated by Parent pursuant to Section 10.1(k); or

(iii) (A) prior to the date of the Parent Shareholders Meeting, a Parent Alternative Transaction Proposal shall have been made to Parent or directly to its shareholders generally and not withdrawn, (B) this Agreement is terminated by Parent pursuant to Section 10.1(b) or 10.1(g) and (C) within six (6) months of such termination, Parent enters into a definitive agreement to consummate and consummates the transactions contemplated by such Parent Alternative Transaction Proposal (for purposes of this Section 10.3(b)(iii) only, all references to “25%” in the definition of Parent Alternative Transaction shall be deemed to be “50%”);

then Parent shall pay the Company a fee equal to $20,000,000 (the “Parent Termination Fee”), and such amount shall constitute liquidated damages in respect of such termination regardless of the circumstances giving rise to such termination. Any fee due under this Section 10.3(b) shall be paid by wire transfer of same-day funds to an account provided in writing by Parent to the Company (A) in the event referred to in clause (i) above, within two (2) Business Days of termination of this Agreement, (B) in the case of termination pursuant to clause (ii) above, on the date of termination or (C) in the case of termination pursuant to clause (iii) above, within two (2) Business Days of the consummation of the transactions referred to in clause (iii)(C) above.

(c) Each of the Company and Parent acknowledges that the agreements contained in this Section 10.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither Parent nor the Company would have entered into this Agreement. Each of the Company and Parent acknowledges that in the event it is entitled to receive the Parent Termination Fee or the Company Termination Fee, as the case may be, the right of Parent or the Company to receive such amount shall constitute such party’s sole and exclusive remedy for, and such amount shall constitute liquidated damages in respect of, the breach or termination of this Agreement regardless of the circumstances giving rise to such breach or termination and the Company or Parent, as the case may be, shall have no further rights, directly or indirectly, against any other party hereto or any of their respective Affiliates, shareholders, partners, members, directors, officers and agents, whether at law or equity, in contract, in tort or otherwise.

ARTICLE XI

Miscellaneous

Section 11.1  Survival of Representations, Warranties and Agreements.  No representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive beyond the Effective Time. This Section 11.1 shall not limit any covenant or agreement set forth in this Agreement that by its terms contemplates performance after the Effective Time, which covenants and agreements shall survive the Effective Time. Nothing in this Section 11.1 shall be construed to prevent any action against any Person based on fraud.

Section 11.2  Notices.  All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given (a) upon confirmation of receipt of a facsimile transmission or (b) when sent by an internationally recognized overnight carrier (providing proof of delivery) or when delivered by hand, addressed to the respective parties at the following addresses (or such other address for a party as shall be specified by like notice):

(a)	If to Parent or Merger Sub, to:

PXRE Group Ltd.
PXRE House
110 Pitts Bay Road
Pembroke HM 08 Bermuda
Facsimile: 441-296-6162
Attention: Chief Financial Officer

with copies to:

Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019
Facsimile: 212-259-6333
Attention: Linda E. Ransom, Esq.

and

Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019
Facsimile: 212-839-5599
Attention: Nancy H. Corbett, Esq.

(b)	If to the Company, to:

Argonaut Group, Inc.
10101 Reunion Place, Suite 500
San Antonio, Texas 78216
Facsimile: (210) 321-8409
Attention: General Counsel

with a copy to:

LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, New York 10019
Facsimile: 212-424-8500
Attention: Michael Groll, Esq.

Section 11.3  Expenses.  Except as otherwise specifically provided herein, whether or not the Merger is consummated, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby, except that Parent and the Company shall each bear and pay one-half of the costs and expenses incurred in connection with the filing and printing of the Registration Statement and the HSR filing.

Section 11.4  Descriptive Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 11.5  Entire Agreement; Assignment.  This Agreement (including the Exhibits, Schedules and other documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings (other than those contained in the Confidentiality Agreement, which is hereby incorporated by reference herein), both written and oral, among the parties or any of them, with respect to the subject matter hereof, including any transaction between or among the parties. This Agreement shall not be assigned by operation of law or otherwise, except that Merger Sub may, with the prior written consent of the Company (not to be unreasonably withheld), assign all of its rights and obligations hereunder to any wholly-owned Subsidiary of Parent, which Subsidiary shall thereupon be substituted for Merger Sub for all purposes hereof.

Section 11.6  Governing Law and Venue; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware and hereby waive, and agree not to assert, as a defense in any action, suit or Proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties irrevocably agree that all claims with respect to such action or Proceeding shall be heard and determined in such a Delaware State court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties solely for such purpose and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or Proceeding in the manner provided in Section 11.2 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS

CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.6.

Section 11.7  Amendment.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 11.8  Waiver.  At any time prior to the Effective Time, Parent, on the one hand, and the Company, on the other, may (a) extend the time for the performance of any of the obligations or other acts of the Company, in the case of Parent, or Parent or Merger Sub, in the case of the Company, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto of the Company, in the case of Parent, or Parent or Merger Sub, in the case of the Company, and (c) waive compliance with any of the agreements or conditions contained herein of the Company, in the case of Parent, or Parent or Merger Sub, in the case of the Company. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No failure or delay by any party in exercising any right, power or privilege hereunder shall act as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

Section 11.9  Counterparts; Effectiveness.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same instrument. This Agreement shall become effective when each party shall have received counterparts thereof signed and delivered (by facsimile or otherwise) by all of the other parties.

Section 11.10  Severability; Validity; Parties in Interest.  If any provision of this Agreement, or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other Persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible. Except as provided in Section 8.6, nothing in this Agreement, express or implied, is intended to confer upon any Person not a party to this Agreement any rights or remedies of any nature whatsoever under or by reason of this Agreement.

Section 11.11  Enforcement of Agreement.  The parties agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

[Signature Page Follows]

IN WITNESS WHEREOF, each of Parent, Merger Sub and the Company has caused this Agreement to be executed as of the date first above written.

PXRE GROUP LTD.

By:	/s/ Jeffrey L. Radke
Name: Jeffrey L. Radke
Title:   President & Chief Executive Officer

PXMS INC.

By:	/s/ Robert P. Myron
Name: Robert P. Myron
Title:   Treasurer

ARGONAUT GROUP, INC.

By:	/s/ Byron L. LeFlore
Name: Byron L. LeFlore
Title:   Senior Vice President

Annex B

FORM NO.  2

BERMUDA
THE COMPANIES ACT 1981
MEMORANDUM OF ASSOCIATION OF
COMPANY LIMITED BY SHARES
(Section 7(1) and (2))

MEMORANDUM OF ASSOCIATION
OF

PXRE Group Ltd.
(hereinafter referred to as “the Company”)

1. The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them.

2. We, the undersigned, namely,

		Bermudian		Number of
		Status		Shares
Name	Address	(Yes/No)	Nationality	Subscribed

A.D. Whaley	2 Church Street Hamilton HM 11 Bermuda	Yes	British	One
J.M. Macdonald	”	Yes	British	One
N.P. Johnson	”	Yes	British	One

do hereby respectively agree to take such number of shares of the Company as may be allotted to us respectively by the provisional directors of the Company, not exceeding the number of shares for which we have respectively subscribed, and to satisfy such calls as may be made by the directors, provisional directors or promoters of the Company in respect of the shares allotted to us respectively.

3. The Company is to be an exempted Company as defined by the Companies Act 1981 (the “Act”).

4. The Company, with the consent of the Minister of Finance, has power to hold land situate in Bermuda not exceeding            in all, including the following parcels:-

N/A

5. The authorised share capital of the Company is US$12,000 divided into shares of US$1.00 each. ~~The minimum subscribed share capital of the Company is US$12,000.00.~~

6. The objects for which the Company is formed and incorporated are unrestricted
 .

~~1. to act and or to perform all the functions of a holding company in all its branches and to co-ordinate the policy and administration of any subsidiary company or companies wherever incorporated or carrying on business or of any group of companies of which the Company or any subsidiary company is a member or which are in any manner controlled directly or indirectly by the Company or which are in any manner controlled directly or indirectly by the same entity in any manner controlling directly or indirectly the Company;~~

~~2. to raise or secure the payment of money in such manner as the Company may think fit and for that purpose to authorise, issue, offer, sell and deliver, common shares, preferred shares and other securities of the Company, notes, or other evidences and to transfer, redeem, and purchase any such securities, notes or evidences of indebtedness as aforesaid;~~

~~3. to provide and or procure financing and financial investment, management and advisory services and administrative services to any entity in which the Company owns, directly or indirectly an equity interest (regardless of whether the same carries any voting rights or preferred rights or restrictions) of not less than twenty percent of the total equity issued and outstanding in that entity (as determined in good faith by the board of directors of the Company); and, in connection with any of the foregoing, to provide and or procure credit, financial accommodation, loans and or advances with or without interest or benefit to the Company to any such entity and to lend to and or deposit with any financial institution, fund and or trust, all or any property of the Company and or any interest therein to provide collateral for loans or other forms of financing provided to any such entity;~~

~~4. to act as an investment company and for that purpose to acquire and hold upon any terms and, either in the name of the Company or that of any nominee, shares, stock, debentures, debenture stock, ownership interests, annuities, notes, mortgages, bonds, obligations and securities, foreign exchange, foreign currency deposits and commodities, issued or guarantees by any company or partnership wherever incorporated, established or carrying on business, or by any government, sovereign, ruler, commissioners, public body or authority, supreme, municipal, local or otherwise, by original subscription, tender, purchase, exchange, underwriting, participation in syndicates or in any other manner and whether or not fully paid up, and to make payments thereon as called up or in advance of calls or otherwise and to subscribe for the same, whether conditionally or absolutely, and to hold the same with a view to investment, but with the power to vary any investments, and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof, and to invest and deal with the moneys of the Company not immediately required upon such securities and in such manner as may be from time to time determined;~~

~~5. buying, selling and dealing in goods of all kinds;~~

~~6. acquiring by purchase or otherwise and holding as an investment inventions, patents, trade marks, trade names, trade secrets, designs and the like;~~

~~7. buying, selling, hiring, letting and dealing in conveyances of any sort;~~

~~8. to acquire by purchase or otherwise hold, sell, dispose of and deal in real property situated outside Bermuda and in personal property of all kinds wheresoever situated; and~~

~~9. to enter into any guarantee, contract of indemnity or suretyship and to assure, support or secure with or without consideration or benefit the performance of any obligations of any person or persons and to guarantee the fidelity of individuals filling or about to fill situations of trust or confidence.~~

7.	Powers of the Company

~~1. The Company shall, pursuant to the Section 42 of the Companies Act 1981, have the power to issue preference shares which are, at the option of the holder, liable to be redeemed.~~

~~2. The Company shall, pursuant to Section 42A of the Companies Act 1981, have the power to purchase its own shares.~~

Subject to paragraph 4, the Company shall have the capacity, rights, powers and privileges of a natural person, and —

(i) pursuant to Section 42 of the Act, the Company shall have the power to issue preference shares which are, at the option of the holder, liable to be redeemed;

(ii) pursuant to Section 42A of the Act , the Company shall have the power to purchase its own shares for cancellation; and

(iii) pursuant to Section 42B of the Act, the Company shall have the power to acquire its own shares to be held as treasury shares.

Signed by each subscriber in the presence of at least one witness attesting the signature thereof

/s/ N.P. Johnson	/s/ R. Vieira

/s/ J.M. Macdonald	/s/ R. Vieira

/s/ A.D. Whaley (Subscribers)	/s/ R. Vieira (Witnesses)

SUBSCRIBED this 28th day of May, 1999

Annex C

B Y E - L A W S

of

PXRE Group Ltd.

INTERPRETATION

1. (1) In these Bye-Laws, unless the context otherwise requires, the words standing in the first column of the following table shall bear the meaning set opposite them respectively in the second column.

WORD	MEANING

“Act”	The Companies Act 1981 of Bermuda, as amended from time to time.

“Attribution Percentage”	with respect to a Member, the percentage of the Member’s shares that are treated as Controlled Shares of a Tentative 9.5% U.S. Member.

“Auditor”	the Auditor of the Company for the time being and may include any individual or partnership.

“Bye-Laws”	these Bye-Laws in their present form or as supplemented or amended from time to time.

“Board” or the “Directors“or the “Board of Directors”	the Board of Directors of the Company or the Directors (including alternate Directors).

“capital”	the share capital from time to time of the Company.

~~“clear days”~~“Clear Days”	in relation to the period of a Notice, that period excluding the day when the Notice is given or served or deemed to be given or served and the day for which it is given or on which it is to take effect.

“Code”	the Internal Revenue Code of 1986, as amended, of the United States.

~~“Company~~”	~~PXRE Group Ltd.~~

“Common Shares”	has the meaning assigned to it in Bye-Law 2.

“Company”	the company incorporated in Bermuda under the name of PXRE Group Ltd. on 1 June 1999.

“competent regulatory Authority”	a competent regulatory authority in the jurisdiction or place where the shares of the Company are listed or quoted on a stock exchange.

“Controlled Shares”	~~in reference to any Person means (i) all shares of the Company that such Person owns within the meaning of Section 958(a) of the Code, or is considered as owning by applying the rules of Section 958(b) of the Code, (ii) all shares of the Company that such Person owns by applying the rules of Sections 544 or 554 of the Code or (iii)~~all shares of the Company directly, indirectly or ~~beneficially owned by a Person within the meaning of Section 13(d) of the Exchange Act (including any shares owned by a group of Persons as so defined and including any shares that would otherwise be excluded by Section 13(d) of the Exchange Act)~~constructively owned by a person as determined pursuant to sections 957 and 958 of the Code and the Treasury Regulations promulgated thereunder.

“Designated Stock Exchange”	a stock exchange which is an appointed stock exchange for the purposes of the Act in respect of which the shares of the Company are listed or quoted.

“dollars” and “$”	dollars, the legal currency of the United States.

“Exchange Act”	the Securities Exchange Act of 1934, as amended, of the United States.

“General Meeting”	any meeting of the Members of the Company. The General Meeting convened once in every calendar year in compliance with the Act, shall be known as the “Annual General Meeting”. Any General Meeting other than an Annual General Meeting, shall be known as a “Special General Meeting”.

“~~Maximum Percentage~~indirect”	~~nine and nine-tenths percent (9.9%)~~when referring to a holder or owner of shares, ownership of shares within the meaning of section 958(a)(2) of the Code.

“Member”	a duly registered holder from time to time of the shares in the capital of the Company.

“month”	a calendar month.

“~~9.9% Limitation~~ 9.5% U.S. Member”	~~the requirement and restriction that no Person shall be permitted to Own or Control more than nine and nine-tenths~~a U.S. Person whose Controlled Shares constitute nine and one half percent (~~9.9~~9.5%) or more of the ~~total combined~~voting power of all ~~classes of~~ issued shares ~~entitled to vote at a General Meeting of the Company’s Members or of the total number of outstanding shares of any class of stock, except as provided for in these Bye-Laws or as permitted by the Board and provided that the 9.9% Limitation shall not apply to PXRE Purpose Trust~~ of the Company and who generally would be required to recognize income with respect to the Company under section 951(a)(1) of the Code, if the Company were a controlled foreign corporation as defined in section 957 of the Code and if the ownership threshold under section 951(b) of the Code were 9.5%.

“Notice”	written notice unless otherwise specifically stated and as further defined in these Bye-Laws.

“Office”	the registered office of the Company for the time being.

“Officer”	any individual appointed by the Board pursuant to these Bye-Laws or by another officer to hold an office of the Company.

~~“Own or Control” or “Owning or Controling”~~	~~with respect to the Company’s shares, means (i) shares that a Person owns within the meaning of Section 958(a) of the Code or is considered as owning by applying the rules of Section 958(b) of the Code, (ii) shares that a Person owns by applying the rules of Sections 544 or 554 of the Code or (ii) shares directly, indirectly or beneficially owned by a Person within the meaning of Section 13(d) of the Exchange Act (including any shares owned by a group of Persons as so defined and including any shares that would otherwise be excluded by Section 13 (d) of the Exchange Act).~~

“paid up”	paid up or credited as paid up.

“Person”	any individual, general or limited partnership, corporation, association, trust, estate, company (including a limited liability company) or any other entity or organization, including a government, a political subdivision or agency or instrumentality thereof.

“Preferred Shares”	has the meaning assigned to it in Bye-Law 2.

“Register”	the principal register of Members and, where applicable, any branch register of Members of the Company to be kept pursuant to the provisions of the Act.

“Registration Office”	in respect of any class or series of share capital, such place as the Board may from time to time determine to keep a branch register of Members in respect of that class or series of share capital and where (except in cases where the Board otherwise directs) the transfers or other documents of title for such class or series of share capital are to be delivered for registration.

“Seal”	common seal or any one or more duplicate seals of the Company (including a securities seal) for use in Bermuda or in any place outside Bermuda.

“Secretary”	any Person appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.

“Securities Act”	the Securities Act of 1933, as amended, of the United States.

“shares”	the Common Shares or Preferred Shares of the Company, as the case may be.

“Subsidiary”	any entity in which the Company owns, directly or indirectly, shares representing at least fifty percent (50%) of the voting power or fifty percent (50%) of the value of such entity.

“~~Ten Percent Shareholder~~Tentative 9.5% U.S. Member”	a ~~Person (other than the PXRE Purpose Trust) who the Board determines Owns or Controls more than 9.9% of the total combined~~U.S. Person that, but for adjustments or restrictions on exercise of the voting power of ~~all classes of shares entitled to vote or of the total number of outstanding shares of any class of stock~~ shares pursuant to Bye-Law 20, would be a 9.5% U.S. Member.

“treasury share”	as defined in the Act.

“year”	a calendar year.

“U.S. Person”	(i) an individual who is a citizen or resident of the United States, (ii) a corporation or partnership that is, as to the United States, a domestic corporation or partnership, (iii) an estate that is subject to United States federal income tax on its income, regardless of its source, (iv) a “U.S. Trust;” a U.S. Trust is any trust (A) if and only if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more U.S. trustees have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a domestic trust under applicable U.S. Treasury regulations; or (v) any person that is treated as one of the foregoing for U.S. federal income tax purposes.

(2)	In these Bye-Laws, where not inconsistent with the context:

(a)	words denoting the singular include the plural and vice versa;

(b)	words denoting a gender include every gender;

(c) words describing Persons include companies, associations and bodies of Persons whether corporate or not;

(d) the word:

(i) “may” shall be construed as permissive; and

(ii) “shall” or “will” shall be construed as imperative;

(e) expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography, facsimile, computer generated and ~~other modes of representing words or figures in a visible form~~ electronic records;

(f) references to any act, ordinance, statute or statutory provision (whether in Bermuda or elsewhere) shall be interpreted as relating to any statutory modification or re-enactment thereof for the time being in force;

(g) unless otherwise provided herein words and expressions defined in the Act shall bear the same meanings in these Bye-Laws if not inconsistent with the context;

(h) a resolution shall be a “~~special resolution~~Special Resolution” when it has been passed by the affirmative vote of Members holding not less than sixty-six and two-thirds percent (66 2/3%) of the voting power of the then outstanding shares entitled to vote, cast by such Members in person or, in the case of such Members as are corporations, by their respective duly authorized representative or, where proxies are allowed, by proxy, at a General Meeting of which not less than twenty-one (21) ~~clear days~~‘Clear Days’ Notice, specifying (without prejudice to the power contained in these Bye-Laws to amend the same) the intention to propose the resolution as a special resolution, has been duly given;

(i) a resolution shall be an “~~ordinary resolution~~Ordinary Resolution” when it has been passed by a simple majority of votes cast by the Members, in person, by a representative or by proxy, at a General Meeting of which not less than twenty-one (21) ~~clear days’~~Clear Days’ Notice has been duly given;

(j) a ~~special resolution~~Special Resolution shall be effective for any purpose for which an ~~ordinary resolution~~Ordinary Resolution is expressed to be required under any provision of these Bye-Laws or the Act; ~~and~~

(k) headings used in these Bye-Laws are for convenience only and are not to be used or relied upon in the construction of these Bye-Laws
;

(l) ~~A~~ a reference to anything being done by electronic means includes it being done by means of any electronic or other communications equipment or facilities and reference to any communication being delivered or received, or being delivered or received at a particular place, includes the transmission of an electronic record to a recipient identified in such manner or by such means as the Board may from time to time approve or prescribe, either generally or for a particular purpose; and

(m) ~~A~~ a reference to a signature or to anything being signed or executed include such forms of electronic signature or other means of verifying the authenticity of an electronic record as the Board may from time to time approve or prescribe, either generally or for a particular purpose.

(3) In these Bye-Laws, in calculating whether a resolution has been passed by a particular majority or whether a particular number of shares is represented at a General Meeting and, generally, for all purposes, in calculating the total number of votes cast or votes represented, as the case may be, the provisions of ~~paragraph (4) of~~ Bye-Law 20 hereof shall be taken into account in all cases in computing the number of votes cast or votes represented, as the case may be.

~~(4) Any right or power of the Company under the Act or the Company’s Memorandum of Association or these Bye-Laws which is not expressly subject to approval by the Members in a General Meeting shall be exercisable by the Board.~~

SHARES AND SHARE CAPITAL

2. (1) The authorized share capital of the Company is $380,000,000 divided into the following classes of shares:

(a)	350,000,000 common shares, par value $1.00 per share (“Common Shares”); and

(b)	30,000,000 preferred shares, par value $1.00 per share (“Preferred Shares”).

(2) Subject to the provisions of these Bye-Laws, any shares of the Company held as treasury shares shall be at the disposal of the Board, which may hold all or any of the shares, dispose of or transfer all or any of the shares for cash or other consideration, or cancel all or any of the shares.

~~(2) Subject to paragraph (1) of Bye-Law 13, no Person shall be permitted to Own or Control shares in the Company to the extent that such Person or any other Person will be considered to Own or Control Controlled Shares, as the Board may determine, in excess of 9.9% of the total combined voting power of all classes of voting shares or of the total number of outstanding shares of any class of stock of the Company, nor shall any Person be permitted to Own or Control Controlled Shares if the result thereof would be to render such Person or any other Person a Ten Percent Shareholder, provided, however, that the foregoing limitation shall not apply to the PXRE Purpose Trust. Nor may any shares be issued, redeemed, repurchased or transferred if the effect of such issuance, redemption, repurchase or transfer would be to cause a violation of the prohibitions of this Bye-Law. To the extent that, for any reason whatsoever and by any method howsoever, a Person, whether an existing Member or not of the Company, shall Own or Control Controlled Shares in excess of the 9.9% Limitation, then the voting rights applicable to such Controlled Shares shall be reduced in accordance with paragraph (4) of Bye-Law 20.~~

COMMON SHARES

3. (1) Subject to these Bye-Laws, at a General Meeting of the Company every holder of Common Shares shall be entitled to one vote for each share held by him on all matters submitted to a vote of the ~~Company’s Members.~~Members, but in all cases after giving effect to any adjustments to or restrictions on exercise of voting rights under Bye-Law 20.

(2) The Board may in its discretion, at any time, and from time to time, issue or cause to be issued all or any part of the authorized but unissued Common Shares of the Company for consideration of such character and value as the Board shall in its absolute discretion from time to time fix or determine.

(3) Notwithstanding the foregoing or any other provision of these Bye-Laws, the Company may not issue any shares or grant options or warrants in a manner that the Board determines in its sole discretion may result in a non de minimis adverse tax, legal or regulatory consequence to the Company, any of its subsidiaries or any direct or indirect holder of shares or its affiliates.

AUTHORITY OF BOARD TO ISSUE AND DIVIDE
PREFERRED SHARES INTO DIFFERENT SERIES

4. (1) The Board may in its discretion at any time, and from time to time, issue or cause to be issued all or any part of the authorized but unissued Preferred Shares of the Company for consideration of such character and value as the Board shall in its absolute discretion from time to time fix or determine.

(2) Notwithstanding the foregoing or any other provision of these Bye-Laws, the Company may not issue any shares or grant options or warrants in a manner that the Board determines in its sole discretion may result in a non de minimis adverse tax, legal or regulatory consequence to the Company, any of its subsidiaries or any direct or indirect holder of shares or its affiliates.

(~~2~~3) Without prejudice to the generality of paragraph (1) of this Bye-Law, the Board is hereby further expressly authorized at any time, and from time to time, to consolidate, divide or subdivide any or all of the authorized but unissued Preferred Shares of the Company into several series, and to set the par value of any of the unissued Preferred Shares, and in the resolution or resolutions establishing a particular series, before issuance of any of the shares thereof, to fix and determine the number of shares and the designation of such series, so as to distinguish it from the shares of all other series and classes, and to fix and determine the voting rights, preferences, qualifications, privileges, limitations, options, conversion rights, redemption features, restrictions, and other special or relative rights of such series. Each of such series may differ from every other series previously authorized, as may be determined by the Board in any or all respects, to the fullest extent now, or hereafter, permitted by the laws of Bermuda including, but not limited to, the variations between different series in the following respects:

(a) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased or decreased (but not below the number of shares thereof then outstanding) from time to time by the Board;

(b) the annual dividend or dividend rate for such series, and the date or dates from which dividends shall commence to accrue;

(c) the par value of the shares prior to issue, provided, however, that the par value shall in no case be set at less than $1.00 per share;

(d) the price or prices at which, and the terms and conditions on which, if any, the shares of such series may be redeemed or made redeemable;

(e) the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series;

(f) the preferential amount or amounts, if any, payable upon shares of such series in the event of the liquidation, dissolution, or winding up of the Company;

(g) the terms and conditions, if any, upon which shares of such series may be converted and the class or series of shares of the Company or other securities into which such shares may be converted;

(h) the relative seniority, priority or junior rank of such series as to dividends or assets in relation to any other classes or series of shares of the Company then or thereafter to be issued;

(i) such other terms, preferences, qualifications, privileges, limitations, options, restrictions, and other special rights, if any, of shares of such series as the Board may, at the time of such resolution or resolutions, lawfully fix or determine;

(j) cancel shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any Person; and

(k) where any difficulty arises in regard to any consolidation, division or sub-division under this Bye-Law, the Board may settle the same as it thinks expedient and, in particular, may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion among the Members who would have been entitled to the fractions, and for this purpose the Board may authorize a Person to transfer the shares representing fractions to the purchaser thereof, or resolve that such net proceeds be paid to the Company for the Company’s benefit; and such purchases shall not be bound to see to the application of the purchase money nor shall such Person’s title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

(4) Notwithstanding the foregoing or any other provision of these Bye-Laws, the Company may not consolidate, divide or subdivide Preferred Shares in a manner that the Board determines in its sole discretion may result in a non- de minimis adverse tax, legal or regulatory consequence to the Company, any of its subsidiaries or any direct or indirect holder of shares or its affiliates.

EMPLOYEE SHARE PURCHASE

5. (1) The Board may from time to time:

(a) establish a plan or plans (including individual agreements) for employees, directors, officers, consultants and/or advisors of the Company, its subsidiaries or affiliates whereby the Company provides securities (whether restricted or otherwise), or options to purchase securities, or money for the purchase of, or subscription for, such securities and/or options, whether directly or indirectly through a trust established for the benefit of such employees, directors, officers, consultants and/or advisors;

(b) provide for the making by the Company of loans to Persons, other than Directors, bona fide in the employment of the Company or any of its Subsidiaries, with a view to enabling those Persons to purchase or subscribe for fully-paid shares in the Company, to be held by themselves by way of beneficial ownership; and

(c) provide for the giving by the Company, directly or indirectly, of financial assistance, whether by means of a loan, guarantee, the provision of security or otherwise, to its bona fide employees, or the bona fide employees of any of its Subsidiaries, whether or not they shall also be Directors, in order that they may buy shares in the Company and the Board may, in its discretion, from time to time require, as one of the terms of issue of any such shares or by contract, that any such employee shall be required or allowed to sell such shares to the Company, upon such terms and at such price as the Board may by such terms of issue or contract establish, when such employee ceases to be employed by the Company or any of its Subsidiaries.

COMPANY SHARE ~~REPURCHASE~~PURCHASE

6. (1) Subject to the Act, the Company’s Memorandum of Association and these Bye-Laws and, where applicable, the rules of any Designated Stock Exchange and/or any competent regulatory authority, the Company may purchase or otherwise acquire its own shares upon such terms and conditions as the Board shall determine, provided, however, that such purchase or acquisition may not be made if the Board determines in its sole discretion that it may result in a non-de minimis adverse tax, legal or regulatory consequence to the Company, any of its subsidiaries or any direct or indirect holder of shares or its affiliates.

(2) The Board may, at its discretion and without the sanction of a resolution of the Members, authorise the acquisition by the Company of its own shares, of any class, at any price (whether at par or above or below par), and any shares to be so purchased may be selected in any manner whatsoever, to be held as treasury shares, upon such terms as the Board may in its discretion determine, provided always that such acquisition is effected in accordance with the provisions of the Act. The whole or any part of the amount payable on any such acquisition may be paid or satisfied otherwise than in cash, to the extent permitted by the Act.

ALTERATION OF CAPITAL

7. (1) The Company may from time to time by ~~ordinary resolution~~Ordinary Resolution in accordance with the Act:

(a) increase its capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

(b) consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

(c) divide its shares into several classes, and without prejudice to any special rights previously conferred on the holders of existing shares, attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions, which, in the absence of any such determination by the Company in a General Meeting, as the Directors may determine, provided always that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares, other than those with the most favorable voting rights, must include the words “restricted voting” or “limited voting”;

(d) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the Act), and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares;

(e) change the currency denomination of its share capital; and

(f) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any Person, and diminish the amount of its capital by the amount of the shares so canceled;

~~PROVIDED THAT, none of the foregoing actions shall be taken if it were to result in any Person (other than the PXRE Purpose Trust) violating the 9.9% Limitation unless the Board otherwise determines.~~

Notwithstanding the foregoing or any other provision of these Bye-Laws, the Company shall not alter the rights attaching to any class of shares if the Board, after taking into account any adjustments to or restrictions on exercise of voting rights under Bye-Law 20, determines in its sole discretion that any non de minimis adverse tax, regulatory or legal consequences to the Company, any subsidiary of the Company, or any direct or indirect holders of shares or its affiliates may result from such variation.

(2) The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation, division or subdivision under this Bye-Law and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion among the Members who would have been entitled to the fractions, and for this purpose the Board may authorize a Person to transfer the shares representing fractions to the purchaser thereof or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor shall such Person’s title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

(3) The Company may from time to time by ~~ordinary resolution~~Ordinary Resolution in accordance with the Act reduce its authorized or issued share capital or any share premium account or other undistributable reserve in any manner permitted by applicable law.

(4) Except so far as otherwise provided by the conditions of issue, or by these Bye-Laws, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Bye-Laws with reference to the payment of calls and installments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

(5) Subject to the Act and ~~the 9.9% Limitation~~Bye-Laws 20 and 7(2), all or any of the special rights attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up) be varied, modified or abrogated either with the consent in writing of the holders of not less than sixty-six and two-thirds percent (66 2/3%) of the issued shares of that class or with the sanction of a special resolution passed at a separate General Meeting of the holders of the shares of that class. To every such separate General Meeting all the provisions of these Bye-Laws relating to General Meetings of the Company shall, as the case may be, apply, but so that:

(a) the necessary quorum shall be two or more Persons holding or representing by proxy not less than a majority of the issued shares of that class;

(b) subject to the ~~9.9% Limitation and the~~ provisions ~~of paragraph (4)~~ of Bye-Law 20, every holder of shares of the class shall be entitled on a vote to one vote for every such share held by him; and

(c) any holder of shares of the class present in person or by proxy may demand a vote.

(6) The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

WARRANTS

8. (1) ~~Subject to the 9.9% Limitation, the~~The Board may issue warrants conferring the right upon the holders thereof to subscribe for any class of shares or securities in the capital of the Company on such terms as the Board may from time to time determine. Notwithstanding the foregoing or any other provision of these Bye-Laws, the Company may not issue any warrants in a manner that the Board determines in its sole discretion may result in a non de minimis adverse tax, legal or regulatory consequence to the Company, any of its subsidiaries or any direct or indirect holder of shares or its affiliates.

(2) The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Act. Subject to the Act, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one and partly in the other.

~~(3) Except as provided in these Bye-Laws, neither the Company nor any of its Subsidiaries shall directly or indirectly give financial assistance to a Person who is acquiring or proposing to acquire shares in the Company for the purpose of that acquisition whether before or at the same time as the acquisition takes place or afterwards, provided, however, that nothing in this Bye-Law shall prohibit transactions permitted by the Act.~~

(3) INTENTIONALLY LEFT BLANK

(4) Except as required by applicable law, no Person shall be recognized by the Company as holding any share in the capital of the Company upon any trust and the Company shall not be bound by or required in any way to recognize (even when having Notice thereof) any equitable, contingent, future or partial interest in any share or any fractional part of a share or (except only as otherwise provided by these Bye-Laws or by applicable law) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

(5) Subject to the Act and these Bye-Laws, the Board may at any time after the allotment of shares in the capital of the Company but before any Person has been entered in the Register as the holder, recognize a renunciation thereof by such recipient in favor of some other Person and may accord to any such recipient of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board determines to impose.

SHARE CERTIFICATES

9. (1) Every share certificate shall ~~be issued under the Seal or a facsimile thereof and shall~~ specify the number and class and distinguishing numbers of the shares to which it relates, and the amount paid up thereon and may otherwise be in such form as the Directors may from time to time determine~~.~~ be issued under the Seal or signed by a Director, the Secretary or any person authorised by the Board for that purpose. No certificate shall be issued representing shares of more than one class. The Board may by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates (or certificates in respect of other securities) need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon or that such certificates need not be signed by any Person. If any person holding office in the Company who has signed, or whose facsimile signature has been used on, any certificate ceases for any reason to hold office, such certificate may nevertheless be issued as though that person had not ceased to hold such office. Every share certificate shall recite that the voting rights relating to such shares are subject to the limitations contained in these Bye-Laws.

(2) In the case of a share held jointly by several Persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.

(3) Where a share stands in the names of two or more Persons, the Person first named in the Register shall as regards service of Notices and, subject to the provisions of these Bye-Laws, all or any other matters connected with the Company, except the transfer of the shares, be deemed the sole holder thereof.

(4) Every Person whose name is entered, upon an allotment of shares, as a Member in the Register shall be entitled, without payment, to receive one certificate for all such shares of any one class, or several certificates each for one or more of such shares of such class upon payment, for every certificate after the first, of such reasonable out-of-pocket expenses as the Board from time to time determines.

(5) Subject to paragraph (2) hereof, share certificates shall be issued, in the case of an issue of shares within twenty-one (21) days (or such longer period as the terms of the issue provide) after allotment, or in the case of a transfer of fully or partly paid shares within twenty-one (21) days after delivery of a transfer to the Company, not being a transfer which the Company is for the time being entitled to refuse to register and does not register.

(6) Notwithstanding any provision in these Bye-Laws to the contrary, a Person may by Notice to the Company elect that no certificate be issued in respect of shares registered or to be registered in his name and on receipt of such election the Company shall not be required to issue a certificate for such shares or may cancel an existing certificate without issuing another certificate in lieu thereof.

(7) Upon every transfer of shares, the certificate held by the transferor shall be given up to be canceled, and shall forthwith be canceled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him. If any of the shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him.

(8) If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the relevant Member upon request and on payment of such fee as the Designated Stock Exchange or the Board may determine to be payable, and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board shall determine and, in case of damage or defacement, on delivery of the old certificate to the Company, provided always that where share warrants have been issued, no new share warrant shall be issued to replace one that has been lost, stolen or destroyed unless the Directors are satisfied beyond reasonable doubt that the original has been lost, stolen or destroyed.

REGISTER ~~OF MEMBERS~~

10. (1) The Company shall keep in one or more books a Register ~~of its Members~~ and shall enter therein the following particulars:

(a) the name and address of each Member, the number and, where appropriate, the class or series of shares held by such Member and the amount paid or agreed to be considered as paid on such shares; and

(b) the date on which each Person was entered in the Register~~; and~~

~~(c) the date on which any Person ceased to be a Member for one year after such Person so ceased~~.

(2) Subject to the Act, the Company may keep an overseas or local or other branch register of Members resident in any place, and the Board may make and vary such regulations as it determines in respect of the keeping of any such register and maintaining a Registration Office in connection therewith.

INSPECTION OF REGISTER OF MEMBERS

11. The Register and branch register of Members, as the case may be, shall be open to inspection on every business day by ~~Members~~any Person without charge or by any other Person, upon the maximum payment permitted under the Act, subject to such reasonable restrictions as the Board may impose, so that not less then two (2) hours in each business day be allowed for inspections, at the Office or such other place in Bermuda at which the Register is kept in accordance with the Act or, if appropriate, upon the maximum payment permitted under the Act at the Registration Office. The Register, including any overseas or local or other branch register of Members, may, after Notice has been given by advertisement in an appointed newspaper and, where applicable, any other newspapers in accordance with the requirements of any Designated Stock Exchange to that effect, be closed at such times or for such periods not exceeding in the aggregate thirty (30) days in each year as the Board may determine and either generally or in respect of any class or series of shares.

RECORD DATES

12. Notwithstanding any provision of these Bye-Laws to the contrary, the Company or the Directors may fix any date as the record date for:

(a) determining the Members entitled to receive any dividend, distribution, allotment or issue; and

(b) determining the Members entitled to receive Notice of and to vote at any General Meeting of the Company.

TRANSFER OF SHARES

13. ~~(1) No transfer may be made if the effect of such transfer would result in the transferee or any other Person Owning or Controlling in excess of nine and nine tenths percent (9.9%) of all of the issued and outstanding shares of the Company or Owning or Controlling shares in excess of the 9.9% Limitation and the Board may, in its absolute discretion, refuse to register such transfer, provided, however, that the foregoing limitation shall not apply to the PXRE Purpose Trust. Notwithstanding the foregoing, the Board may waive the restrictions set forth in this Bye-Law, in its discretion and on a case by case basis. One of the purposes of the 9.9% Limitation is to prevent the Company from being characterized as a controlled foreign corporation, a foreign personal holding company or a personal holding company within the meaning of the Code. Nevertheless, the Board will not be liable to the Company, its Members or any other Person whatsoever for any errors in judgment made by it in granting any waiver or waivers to the foregoing restrictions in any case so long as it has acted in good faith. (2) Subject to these Bye-Laws~~ (1) Subject to the Act and to such of the restrictions contained in these Bye-Laws, as may be applicable, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in any other form approved by the Board.

(~~3~~2) The instrument of transfer shall be executed by or on behalf of the transferor. The Board may also resolve, either generally or in any particular case, upon request by the transferor, to accept mechanically executed transfers. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Nothing in these Bye-Laws shall preclude the Board from recognizing a renunciation of the allotment or provisional allotment of any share by the allottee in favor of some other Person.

(43) The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share issued under any share plan for employees upon which a restriction on transfer imposed thereby still subsists, and it may also refuse to register a transfer of any share to more than four (4) joint holders. The Board may decline to approve or register or permit the registration of any transfer of shares if it appears to the Board that any non-de minimis adverse tax, regulatory or legal consequences to the Company, any subsidiary of the Company, or any direct or indirect holder of shares or its Affiliates would result from such transfer. Nothing in these Bye-Laws shall impair the settlement of transactions entered into through the facilities of a Designated Stock Exchange except as provided by such exchange.

(~~5~~4) No transfer shall be made to an infant or to a Person of unsound mind or under other legal disability, known as such by the Company.

~~(6) The Board, in so far as permitted by applicable law may, in its absolute discretion, at any time and from time to time transfer any share upon the Register to any branch register or any share on any branch register to the Register or any other branch register. In the event of any such transfer, the shareholder requesting such transfer shall bear the cost of effecting the transfer unless the Board otherwise determines.~~

(5) INTENTIONALLY LEFT BLANK

(6) INTENTIONALLY LEFT BLANK

(7~~) Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time determine, and which agreement it shall, without giving any reason therefor, be entitled in its absolute discretion to give or withhold), no shares upon the Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Register or any other branch register and all transfers and other documents of title shall be delivered for~~

~~registration, and registered, in the case of any shares on a branch register, at the relevant Registration Office, and, in the case of any shares on the Register, at the Office or such other place in Bermuda at which the Register is kept in accordance with the Act.~~

~~(8~~7) Without limiting the generality of the preceding paragraph, the Board may decline to recognize any instrument of transfer unless:

(a) the instrument of transfer is in respect of only one class of share;

(b) the instrument of transfer is delivered to the Office or such other place in Bermuda at which the Register is kept in accordance with the Act or the Registration Office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other Person on his behalf, the authority of that Person so to do); and

(c) if applicable, it shall be satisfied to the Board that the proposed transfer complies with the federal and state securities laws of the United States.

(~~9~~8) If the Board refuses to register a transfer of any share in accordance with these Bye-Laws, it shall, within one hundred twenty (120) days after the date on which the transfer was delivered to the Company, send to each of the transferor and transferee Notice of the refusal.

(~~10~~9) The registration of transfers of shares or of any class of shares may, after Notice has been given by advertisement in an appointed newspaper and, where applicable, any other newspapers in accordance with the requirements of any Designated Stock Exchange to that effect, be suspended at such times and for such periods (not exceeding thirty (30) days in any year) as the Board may determine.

TRANSMISSION OF SHARES

14. (1) If a Member dies, the survivor or survivors where the deceased was a joint holder, and his legal representatives where he was a sole or only surviving holder, will be the only Persons recognized by the Company as having any title to his interest in the shares; but nothing in this Bye-Law will release the estate of a deceased Member (whether sole or joint) from any liability in respect of any share which had been solely or jointly held by him.

(2) Subject to the Act, any Person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a Member may, upon such evidence as to his title being produced as may be required by the Board, elect either to become the holder of the share or to have some Person nominated by him registered as the transferee thereof. If he elects to become the holder he shall notify the Company in writing either at the Registration Office or Office, as the case may be, to that effect. If he elects to have another Person registered he shall execute a transfer of the share in favor of that Person. The provisions of these Bye-Laws relating to the transfer and registration of transfers of shares shall apply to such Notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the Notice or transfer were a transfer signed by such Member.

~~Accordingly, no Person shall be registered as the holder of a share if the result would be that such Person or any other Person would Own or Control shares in excess of the 9.9% Limitation.~~

The Board may decline to approve or register or permit the registration of shares if it appears to the Board that any non-de minimis adverse tax, regulatory or legal consequences to the Company, any subsidiary of the Company, or any direct or Indirect holder of shares or its Affiliates would result from such transfer.

(3) A Person becoming entitled to a share by reason of the death or bankruptcy or winding-up of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may determine to withhold the payment of any dividend payable or other advantages in respect of such share until such Person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of these Bye-Laws being met, such a Person may vote at meetings.

UNTRACEABLE MEMBERS

15. (1) Without prejudice to the rights of the Company under paragraph (2) of this Bye-Law, the Company may cease sending a check for dividend entitlements or dividend warrants by mail if such check or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending a check for dividend entitlements or dividend warrant after the first occasion on which such a check or warrant is returned undelivered.

(2) The Company shall have the power to sell, in such manner as the Board shall determine, any shares of a Member who is untraceable, but no such sale shall be made unless:

(a) all checks or warrants in respect of dividends of the shares in question, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorized by these Bye-Laws have remained uncashed;

(b) so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a Person entitled to such shares by death, bankruptcy or operation of law; and

(c) the Company, if so required by the rules governing the listing of shares on the Designated Stock Exchange, has given Notice to, and caused advertisement in newspapers in accordance with the requirements of, the Designated Stock Exchange to be made of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of ninety (90) days or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

For the purpose of the foregoing, the “relevant period” means the period commencing twelve years before the date of publication of the advertisement referred to in sub-paragraph (2)(c) of this Bye-Law and ending at the expiration of the period referred to in that paragraph.

(3) To give effect to any such sale the Board may authorize a Person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such Person shall be as effective as if it had been executed by the registered holder or the Person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as the Board shall determine. Any sale under this Bye-Law shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

GENERAL MEETINGS OF THE MEMBERS

16. (1) The Board shall convene and the Company shall hold Annual General Meetings of the Members in accordance with the requirements of the Act and these Bye-Laws. The Board may, whenever it shall determine, and shall, when required by the Act or these Bye-Laws, convene a General Meeting, other than an Annual General Meeting, which shall be called a Special General Meeting. Except with the unanimous approval of the Board, all Annual or Special General Meetings of the Company shall be held in Bermuda, but under no circumstance shall any General Meeting be held in the United States.

(2) The Board may determine to call Special General Meetings, and Members holding at the date of delivery of the written Notice not less than one-tenth (1/10) of the paid up capital of the Company carrying the right of voting at General Meetings of the Company shall at all times have the right, by written Notice to the Board or the Secretary of the Company, to require a Special General Meeting to be called by the Board for the transaction of any business specified in such Notice; and such meeting shall be held within sixty (60) days after the deposit of such Notice. If within twenty-one (21) days of such delivery, the Board fails to proceed to convene such meeting such Members may do so in accordance with the provisions of the Act.

NOTICE OF GENERAL MEETINGS

17. (1) An Annual General Meeting and any Special General Meeting of the Members shall be called by not less than twenty-one (21) ~~clear days’~~Clear Days’ Notice.

(2) Notice of every General Meeting shall be given in any manner permitted by these Bye-Laws to all Members other than those who, under the provisions of these Bye-Laws or the terms of issue of the shares they hold, are not entitled to receive such Notice from the Company.

(3) Notwithstanding that a General Meeting of the Company is called by shorter Notice than that specified in this Bye-Law, it shall be deemed to have been duly called if it is so agreed:

(a) in the case of a meeting called as an Annual General Meeting, by all the Members entitled to attend and vote thereat;

(b) in the case of any other General Meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five percent (95%) in nominal value of the shares giving that right.

(4) At any Annual or Special General Meeting of the Members, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an Annual or Special General Meeting, business must be specified in the Notice of meeting (or any supplement thereto) given by or at the direction of the Board, otherwise properly brought before the meeting by or at the direction of the Board, or otherwise properly brought before the meeting by a Member. In addition to any other applicable requirements, for business to be properly brought before an Annual or Special General Meeting by a Member, the Member must have given timely Notice thereof in writing to the Secretary of the Company. To be timely, a Member’s Notice must be delivered to or mailed and received at the Registration Office of the Company, not less than sixty (60) days prior to such meeting. A Member’s Notice to the Secretary shall set forth as to each matter the Member proposes to bring before the meeting and any material interest of the Member in such business (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name and record address of the Member proposing such business, (iii) a representation that the Member is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to present such proposal or nomination, (iv) the class and number of shares of the Company which are beneficially owned by the Member, and (v) any material interest of the Member in such business; provided, however, that Members may only give Notice to the Secretary of matters to be brought before an Annual or Special General Meeting for the purposes of this Bye-Law that are matters that are suitable and appropriate for submission to General Meetings of the Members of a publicly-quoted company as determined by the Board.

(5) Notwithstanding anything in the Bye-Laws to the contrary, no business shall be conducted at an Annual or Special General Meeting except in accordance with the procedures set forth in this Bye-Law; provided, however, that nothing in this Bye-Law shall be deemed to preclude discussion by any Member of any business properly brought before the Annual or Special General Meeting in accordance with the procedures herein detailed.

(6) The Chairman of an Annual or Special General Meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Bye-Law, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(7) Any nomination or nominations of Persons for election to the Board of the Company made in accordance with the provisions of these Bye-Laws shall be deemed for the purposes of this Bye-Law to constitute business properly brought before an Annual or Special General Meeting, as the case may be.

(8) The accidental omission to give Notice of a meeting or (in cases where instruments of proxy are sent out with the Notice) to send such instrument of proxy to, or the non-receipt of such Notice or such instrument of proxy by, any Person entitled to receive such Notice shall not invalidate any resolution passed or the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

18. (1) No business shall be transacted at any General Meeting unless it shall have been properly brought before the Annual or Special General Meeting in accordance with these Bye-Laws and a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a Chairman which shall not be treated as part of the business of the meeting. Except as provided to the contrary in these Bye-Laws, Members representing a majority of the outstanding shares carrying the right to vote in the Company, represented in person or by proxy, shall constitute a quorum for all purposes. In calculating the amount of voting shares represented in person or by proxy to determine whether or not a quorum is present for purposes of this Bye-Law, the inspectors appointed in accordance with Bye-Law 19 hereof, shall calculate the number of votes represented in person or by proxy in accordance with the provisions of ~~paragraph (4) of~~ Bye-Law 20 hereof.

(2) If within five (5) minutes (or such longer time as the Chairman of the meeting may determine to wait) after the time appointed for the meeting, a quorum is not present, the meeting, if convened on the requisition of Members, shall be dissolved. In any other case, it shall stand adjourned to such other day and such other time and place as the Chairman of the meeting may determine and at such adjourned meeting two Members present in person (whatever the number of shares held by them) shall be a quorum. The Company shall give not less than seven (7) days’ Notice of any meeting adjourned through want of a quorum and such Notice shall state that two Members present in person (whatever the number of shares held by them) shall be a quorum.

(3) Each Director shall be entitled to attend and speak at any General Meeting of the Company.

(4) The Chairman of the Board shall preside as Chairman at every General Meeting. In his absence, the following shall preside in the order stated: the Deputy Chairman, any other Director appointed by the Board, the President, any Executive Vice President or any other Officer of the Company. If none of the foregoing is present within five (5) minutes after the time appointed for holding the meeting, or if none of them is willing to act as Chairman, the Directors present shall choose one of their number to act or if one Director only is present he shall preside as Chairman if willing to act. If no Director is present or if each of the Directors present declines to take the chair, the Persons present and entitled to vote shall elect one of their number to be Chairman.

(5) The Chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for three (3) months or more, Notice of the adjourned meeting shall be given as in the case of an original meeting.

(6) Except as provided to the contrary in these Bye-Laws, it shall not be necessary to give any Notice of an adjournment or of the business to be transacted at an adjourned meeting.

INSPECTORS

19. The Board may, in advance of any meeting of Members, appoint one or more inspectors to act at such meeting or any adjournment thereof. If the inspectors shall not be so appointed or if any of them shall fail to appear or act, the Chairman of the meeting may and on the request of any Member entitled to vote thereat shall, appoint inspectors. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to exercise the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors shall determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all Members. On the request of the Chairman of the meeting or any Member entitled to vote thereat, the inspectors shall make a report in writing of any challenge, request or matter determined by them and shall execute a certificate of any fact found by them. No Director or candidate for the office of Director shall act as inspector. Inspectors need not be Members.

VOTING AT GENERAL MEETINGS

20. (1) Subject to ~~these~~the provisions of Bye-~~Laws~~Law 20 below, and subject to any ~~special~~ rights ~~or other~~ and restrictions ~~as to voting~~ for the time being attached to any ~~shares by or in accordance with these Bye-Laws or the Act, at any General Meeting on a show of hands every Member present in person or, in the case of a Member being a corporation, by a duly authorized representative, or by proxy, shall have one vote and on a vote every Member present in person or by proxy~~class or classes or series of shares, every Member shall have one vote for~~every fully paid share~~each share carrying the right to vote on the matter in question of which he is the holder. Notwithstanding any other provisions of these Bye-Laws, all determinations in these Bye-Laws that are made by or subject to a vote or approval of Members shall be based upon the voting power of such Members’ shares as determined pursuant to Bye-Law 20.

(2) Adjustment of Voting Power

(a) The voting power of all shares is hereby adjusted (and shall be automatically adjusted in the future) to the extent necessary so that there is no 9.5% U.S. Member. The Board shall implement the foregoing in the manner provided herein, provided however, that the foregoing provision and the remainder of this Bye-Law 20 (2) shall not apply in the event that one Member owns greater than 75% of the voting power of the issued shares of the Company determined without applying the voting power adjustments or eliminations under Bye-Law 20.

(b) The Board shall from time to time, including prior to any time at which a vote of Members is taken, take all reasonable steps necessary to ascertain, including those specified in Bye-Law 20 (6), through communications with Members or otherwise, whether there exists, or will exist at the time any vote of Members is taken, a Tentative 9.5% U.S. Member.

(c) In the event that a Tentative 9.5% U.S. Member exists, the aggregate votes conferred by shares held by a Member and treated as Controlled Shares of that Tentative 9.5% U.S. Member shall be reduced to the extent necessary such that the Controlled Shares of the Tentative 9.5% U.S. Member will constitute less than 9.5% of the voting power of all issued and outstanding shares. In applying the previous sentence where shares held by more than one Member are treated as Controlled Shares of such Tentative 9.5% U.S. Member, the reduction in votes shall apply to such Members in descending order according to their respective Attribution Percentages, provided that, in the event of a tie, the reduction shall apply pro rata to such Members. The votes of Members owning no shares treated as Controlled Shares of any Tentative 9.5% U.S. Member shall, in the aggregate, be increased by the same number of votes subject to reduction as described above provided however that no shares shall be conferred votes to the extent that doing so will cause any person to be treated as a 9.5% U.S. Member. Such increase shall be apportioned to all such Members in proportion to their voting power at that time, provided that such increase shall be limited to the extent necessary to avoid causing any person to be a 9.5% U.S. Member. The adjustments of voting power described in this Bye-Law shall apply repeatedly until there is no 9.5% U.S. Member. The Board of Directors may deviate from any of the principles described in this Bye-Law and determine that shares held by a Member shall carry different voting rights as it determines appropriate (1) to avoid the existence of any 9.5% U.S. Member or (2) to avoid adverse tax, legal or regulatory consequences to the Company, any subsidiary of the Company, or any direct or indirect holder of shares or its affiliates. For the avoidance of doubt, in applying the provisions of Bye-Law 20, a share may carry a fraction of a vote.

(3) Other Adjustments of Voting Power

In addition to the provisions of Bye-Law 20 (2), any shares shall not carry any right to vote to the extent that the Board of Directors determines that it is necessary that such shares should not carry the right to vote in order to avoid adverse tax, legal or regulatory consequences to the Company, any subsidiary of the Company, or any other direct or indirect holder of shares or its affiliates, provided that no adjustment pursuant to this sentence shall cause any person to become a 9.5% U.S. Member.

(4) Notice

Prior to the meeting on which Members shall vote on any matter (or prior to any vote in the case of notification to Members specified in item (3) of this Bye-Law), the Board may, in its sole discretion, (i) retain the services of an internationally recognized accounting firm or organization with comparable professional capabilities in order to assist the Company in applying the principles of Bye-Laws 20 (2) and 20 (3) and (ii) obtain from such firm or organization a statement describing the information obtained and procedures followed and setting forth the determinations made with respect to Bye-Laws 20 (2) and 20 (3), and (iii) notify in writing or orally each Member of the voting power conferred by its shares determined in accordance with Bye-Laws 20 (2) and 20 (3). For the avoidance of doubt, any failure by the Board to take any of the actions described in this Bye-Law 20 (4) shall not invalidate any votes cast or the proceedings at the meeting.

(5) Board Determination Binding

Any determination by the Board as to any adjustments or eliminations of voting power of any shares made pursuant to Bye-Law 20 shall be final and binding and any vote taken based on such determination shall not be capable of being challenged solely on the basis of such determination.

(6) Requirement to Provide Information and Notice

(a) The Board shall have the authority to request from any direct or indirect holder of shares, and such holder of shares shall provide, such information as the Board may reasonably request for the purpose of determining whether any holder’s voting rights are to be adjusted. If such holder fails to respond to such a request, or submits incomplete or inaccurate information in response to such a request, the Board may determine in its sole discretion that such holder’s shares shall carry no voting rights in which case such holder shall not exercise any voting rights in respect of such shares until otherwise determined by the Board.

(b) Any direct or indirect holder of shares shall give notice to the Company within ten days following the date that such holder acquires actual knowledge that it is the direct or indirect holder of Controlled Shares of 9.5% or more of the voting power of all issued shares of the Company (without giving effect to voting power adjustments or eliminations under Bye-Law 20).

(c) Notwithstanding the foregoing, no Member shall be liable to any other Member or the Company for any losses or damages resulting from such Member’s failure to respond to, or submission of incomplete or inaccurate information in response to, a request under Bye-Law 20 (6) (a) or from such Member’s failure to give notice under Bye-Law 20 (6) (b).

(d) Any information provided by any Member to the Company pursuant to this Bye-Law 20 (6) or for purposes of making the analysis required by Bye-Laws 20 (2) and 20 (3), shall be deemed “confidential information” (the “Confidential Information”) and shall be used by the Company solely for the purposes contemplated by such Bye-Law (except as may be required otherwise by applicable law or regulation). The Company shall hold such Confidential Information in strict confidence and shall not disclose any Confidential Information that it receives, except (i) to the U.S. Internal Revenue Service (the “Service”) if and to the extent the Confidential Information is required by the Service, (ii) to any outside legal counsel or accounting firm engaged by the Company to make determinations regarding the relevant Bye-Law or (iii) as otherwise required by applicable law or regulation.

For the avoidance of doubt, the Company shall be permitted to disclose to the Members and others the relative voting percentages of all Members after application of Bye-Law 20. At the written request of a Member, the Confidential Information of such Member shall be destroyed or returned to such Member after the later to occur of (i) such Member no longer being a Member or (ii) the expiration of the applicable statute of limitations with respect to any Confidential Information obtained for purposes of engaging in any tax-related analysis.

(~~2~~7) Subject to these Bye-Laws and to the Act, any matter submitted to the Members at a General Meeting for approval shall be approved by an ~~ordinary resolution~~Ordinary Resolution of the Members provided, however, that any matter submitted to the Members at a General Meeting for approval which relates to the amalgamation, merger or consolidation of the Company with another company or the sale, lease or exchange of all or substantially all of the assets of the Company shall be approved by at least a majority of the voting power of the then outstanding shares entitled to vote on such matter.

(~~3~~8) A resolution put to the vote of a meeting shall be decided on a show of hands (and every Member present in person and every person holding a valid proxy at such meeting shall be entitled to, for each voting share of which such person is the holder or for which such person holds a proxy, the number of votes determined pursuant to Bye-Law 20 and shall cast such vote by raising his or her hand) unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a vote) a vote is demanded by:

(a) the Chairman of such meeting; or

(b) at least three (3) Members present in person or, in the case of a Member being a corporation, by its duly authorized representative, or by proxy, for the time being entitled to vote at the meeting; or

(c) a Member or Members present in person or, in the case of a Member being a corporation by its duly authorized representative or, by proxy, and representing not less than one-tenth (1/10) of the total voting rights of all Members having the right to vote at the meeting; or

(d) a Member or Members present in person or, in the case of a Member being a corporation by its duly authorized representative, or by proxy, and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth (1/10) of the total sum paid up on all shares conferring that right.

A demand by a Person as proxy for a Member, or in the case of a Member being a corporation by its duly authorized representative, shall be deemed to be the same as a demand by a Member.

(~~4) Subject to this Bye-Law, at any General Meeting each Member holding shares of the Company present, in person or by proxy, shall be entitled to such number of votes as otherwise indicated in this Bye-Law with respect to such shares, on a non-cumulative basis, for each such share registered in such Member’s name in the Register of Members, provided that, if and for so long as the votes conferred by the Controlled Shares of any Person shall exceed the Maximum Percentage applicable to such Person of the votes conferred by all of the issued and outstanding shares of the Company (reduced for any votes represented by Controlled Shares that are not entitled to vote due to the terms of this Bye-Law), each share comprised in such Controlled Shares shall confer only such fraction of a vote, such that the total combined voting rights of such Controlled Shares shall be equal to the Maximum Percentage, provided, however, that the foregoing limitation shall not apply to the PXRE Purpose Trust. The calculation of such fraction shall take into account the reduction of combined voting power of the Company’s Members by a number of votes equal to any votes represented by the Controlled Shares of such Person and any other Persons that are not entitled to vote due to the terms of these Bye-Laws and shall be made as of any date and, with respect to any record date for determining the Members entitled to vote, as of such record date, including, without limitation, for any election of directors. If, as a result of giving effect to the provisions of this Bye-Law or otherwise, the votes conferred by the Controlled Shares of a Person would otherwise represent an amount greater than the Maximum Percentage applicable to such Person, the votes conferred by the Controlled Shares of such Person shall be reduced in accordance with the foregoing provisions of this Bye-Law. Such process shall be repeated until the votes conferred by the Controlled Shares of each Person are less than or equal to the Maximum Percentage applicable to such Person. The Board shall have sole discretion as to the applicability of this Bye-Law to any Member or Person and over the manner in which any reduction in voting power of any shares is calculated. The Board shall have the authority to request any or all Members to provide information relating to their ownership of Controlled Shares and if any Member fails to fully comply with the Board’s request to provide such information, the Board may make any assumptions it deems necessary in order to determine such Member’s ownership of Controlled Shares and to calculate reductions in voting powers of shares under this Bye-Law.~~

(~~5~~9) Unless a vote is duly demanded and the demand is not withdrawn, a declaration by the Chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

(~~6~~10) If a vote is duly demanded, the result of the vote shall be deemed to be the resolution of the meeting at which the vote was demanded. There shall be no requirement for the Chairman to disclose the voting figures on a vote.

(~~7~~11) A vote demanded on the election of a Chairman, or on a question of adjournment, shall be taken forthwith. A vote demanded on any other question shall be taken in such manner (including the use of ballot or voting papers) and either forthwith or at such time (being not later than thirty (30) days after the date of the demand) and place as the Chairman directs. It shall not be necessary (unless the Chairman otherwise directs) for Notice to be given of a vote not taken immediately.

(~~8~~12) The demand for a vote shall not prevent the continuance of a meeting or the transaction of any business other than the question on which the vote has been demanded, and, with the consent of the Chairman, it may be withdrawn at any time before the close of the meeting or the taking of the vote, whichever is the earlier.

(~~9~~13) Where a vote is taken, votes may be given either personally or by proxy~~.~~ and every person present at such meeting shall have for each voting share of which such person is the holder or for which such person holds a proxy, the number of votes determined pursuant to Bye-Law 20.

(~~10~~14) A Person entitled to more than one vote on a vote need not use all his votes or cast all the votes he uses in the same way. Notwithstanding the preceding sentence, nothing herein is intended to allow for cumulative voting in the election of Directors and cumulative voting in the election of Directors is expressly prohibited.

(~~11~~15) In the case of an equality of votes, whether on a show of hands or on a vote, the Chairman of such meeting shall be entitled to a second or casting vote in addition to any other vote he may have.

(~~12~~16) Where there are joint holders of any share any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at any meeting the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding. Several executors or administrators of a deceased Member in whose name any share stands shall for the purposes of this Bye-Law be deemed joint holders thereof.

(~~13~~17) A Member who is a patient for any purpose relating to mental health or in respect of whom an order has been made by any court having jurisdiction for the protection or management of the affairs of Persons incapable of managing their own affairs may vote, whether on a show of hands or on a vote, by his receiver, committee, curator bonis or other Person in the nature of a receiver, committee or curator bonis appointed by such court, and such receiver, committee, curator bonis or other Person may vote by proxy, and may otherwise act and be treated as if he were the registered holder of such shares for the purposes of General Meetings, provided that such evidence as the Board may require of the authority of the Person claiming to vote shall have been deposited at the Office, Registration Office or such other place as the Board may designate, as appropriate, not less than forty-eight (48) hours before the time appointed for holding the meeting, or adjourned meeting or vote, as the case may be.

(~~14~~18) Any Person entitled under these Bye-Laws to be registered as the holder of any shares may vote at any General Meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that at least forty-eight (48) hours before the time of the holding of the meeting or adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Board of his entitlement to such shares, or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

(~~15~~19) No Member shall, unless the Board otherwise determines, be entitled to attend and vote and to be counted in a quorum at any General Meeting unless he is duly registered and all calls or other sums presently payable by him in respect of shares in the Company have been paid.

(~~16~~20) If: (a) any objection shall be raised to the qualification of any voter; or (b) any votes have been counted which ought not to have been counted or which might have been rejected; or (c) any votes are not counted which ought to have been counted; the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the Chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the Chairman decides that the same may have affected the decision of the meeting. The decision of the Chairman on such matters shall be final and conclusive.

(21) Notwithstanding section 77A of the Act anything which may be done by resolution of the Members in a general meeting shall not be done by resolution in writing.

CERTAIN SUBSIDIARIES

20A. (1) Voting of Subsidiary Shares. Notwithstanding any other provision of these Bye-Laws to the contrary, if the Company is required or entitled to vote at a general meeting of any direct non-U.S. subsidiary of the Company, the Board shall refer the subject matter of the vote to the Members of the Company on a poll (subject to Bye-Law 20) and seek authority from the Members for the Company’s corporate representative or proxy to vote in favour of the resolution proposed by the subsidiary.

The Board shall cause the Company’s corporate representative or proxy to vote the Company’s shares in the subsidiary pro rata to the votes received at the general meeting of the Company, with votes for or against the directing resolution being taken, respectively, as an instruction for the Company’s corporate representative or proxy to vote the appropriate proportion of its shares for and the appropriate proportion of its shares against the resolution proposed by the subsidiary. The Board shall have authority to resolve any ambiguity.

(2) Bye-Law or Articles of Association of Certain Subsidiaries. The Board in its discretion shall require that the Bye-Law or Articles of Association or similar organizational documents of each subsidiary of the Company, organized under the laws of a jurisdiction outside the United States of America, other than any non-U.S. subsidiary that is a direct or indirect subsidiary of a U.S. Person, shall contain provisions substantially similar to Bye-Law 23 and 24. The Company shall enter into agreements, as and when determined by the Board, with each such subsidiary, only if and to the extent reasonably necessary and permitted under applicable law, to effectuate or implement this Bye-Law.

PROXIES AND CORPORATE REPRESENTATION

21. (1) Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another Person as his proxy to attend and vote instead of him. A Member may appoint a proxy in respect of part only of his holding of shares in the Company. A proxy need not be a Member of the Company.

(2) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other Person authorized to sign the same. In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorized to sign such instrument of proxy on behalf of the corporation without further evidence of the fact.

(3) The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, shall be delivered to such place or one of such places (if any) as may be specified for that purpose in or by way of Notice to or in any document accompanying the Notice convening the meeting (or, if no place is so specified at the Registration Office or the Office, as may be appropriate) not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting at which the Person named in the instrument proposes to vote or, in the case of a vote taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four (24) hours before the time appointed for the taking of the vote, and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of one (1) year from the date named in it as the date of its execution, except at an adjourned meeting or on a vote demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within one (1) year from such date. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

(4) Instruments of proxy shall be in any common form or in such other form as the Board may approve (provided that this shall not preclude the use of the two-way form) and the Board may send out with the Notice of any meeting, forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a vote and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy may determine. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

(5) A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office or the Registration Office (or such other place as may be specified for the delivery of instruments of proxy in the Notice convening the meeting or other document sent therewith) at least two (2) hours before the commencement of the meeting or adjourned meeting, or the taking of the vote, at which the instrument of proxy is used.

(6) Anything which under these Bye-Laws a Member may do by proxy he may likewise do by his duly appointed attorney and the provisions of these Bye-Laws relating to proxies and instruments appointing proxies shall apply, as the case may be, in relation to any such attorney and the instrument under which such attorney is appointed.

(7) Any corporation which is a Member ~~of the Company~~ may by any authorized officer authorize such Person as it may determine to act as its representative at any meeting of the Company or any class of Members ~~of the Company~~. The Person so authorized shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member ~~of the Company~~ and such corporation shall for the purposes of these Bye-Laws be deemed to be present in person at any such meeting if a Person so authorized is present thereat. Any reference in these Bye-Laws to a duly authorized representative of a Member being a corporation shall mean a representative authorized under the provisions of this Bye-Law.

(8) If a clearing house is a Member, it may authorize such Person or Persons as it determines to act as its representative or representatives at any meeting of the Company or at any meeting of any class of Members provided that, if more than one Person is so authorized, the authorization shall specify the number and class of shares in respect of which each such Person is so authorized. A Person so authorized under the provisions of this Bye-Law shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual Member. For the purposes of this Bye-Law, “clearing house” means any clearing house or other similar body recognized by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a Designated Stock Exchange.

NOMINATION AND REMOVAL OF DIRECTORS

22. (1) ~~This Bye-law 22 shall be read subject to the terms of any special resolution of the Members relating thereto and be it further the~~The number of Directors which shall constitute the whole Board of Directors of the Company shall be such number (not less than three (3) or more than ~~twelve~~thirteen (13)) as the Company may by ~~ordinary resolution in general meeting~~Ordinary Resolution determine. The Board shall be divided into three classes, Class I, Class II and Class III. The number of Directors in each class shall be the whole number contained in the quotient arrived at by dividing the authorized number of Directors by three and if a fraction is also contained in such quotient, then if such fraction is one-third (1/3) the extra Director shall be a member of Class III and if the fraction is two-thirds (2/3) one of the Directors shall be member of Class III and the other shall be a member of Class II. Each Director shall serve for a term ending on the third Annual General Meeting following the annual meeting at which such Director was elected; provided however, that the initial term of each Class and the classes to which the first slate of Directors elected hereunder belong, shall be determined by the ~~ordinary resolution of Members~~Ordinary Resolution at the time of such initial election. The foregoing notwithstanding, each Director shall serve until his successor shall have been duly elected and qualified, unless he shall resign, become disqualified, disabled or shall otherwise be removed.

(2) For the purpose of the preceding paragraph, reference to the first election of Directors is to the election at the 1999 Annual General Meeting of the Company. At each annual election held thereafter, the Directors chosen to succeed those whose terms then expire shall be identified as being of the same class as the Directors they succeed. If for any reason the number of Directors in the various classes shall not conform with the formula set forth in the preceding paragraph, the Board may redesignate any Director to a different class in order that the balance of Directors in such classes shall conform thereto.

(3) A Director need not be a Member.

(4) Only Persons who are nominated in accordance with the following procedures shall be eligible for election as Directors. Nominations of Persons for election to the Board of the Company may be made at a meeting of Members called for the election of directors, or at the discretion of the Board, by any nominating committee or Person appointed by the Board, by any Member of the Company entitled to vote for the election of Director at the meeting who complies with the Notice procedures set forth in this Bye-Law. Such nominations, other than those made by or at the direction of the Board, shall be made pursuant to timely Notice to the Secretary of the Company. To be timely, a Member’s Notice shall be delivered to or mailed and received at the Office of the Company not less than sixty (60) days prior to such meeting. Such Member’s Notice to the Secretary shall set forth (a) as to each Person whom the Member proposes to nominate for election or re-election as a Director, (i) the name, age, business address and residence address of the Person, (ii) the principal occupation or employment of the Person, (iii) the class and number of shares of Common Shares of the Company which are beneficially owned by the Person, (iv) any other information relating to the Person that is required to be disclosed in solicitations for proxies for election of Directors pursuant to Schedule 14A of the Exchange Act, and (v) the consent of each nominee to serve as a Director, if so elected; and (b) as to the Member giving the Notice (i) the name and record address of the Member and (ii) the class and number of shares of capital stock of the Company which are beneficially owned by the Member. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a Director of the Company. No Persons shall be eligible for election as a Director of the Company unless nominated in accordance with the procedures set forth herein.

(5) The Chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

(6) The Directors shall (subject to any resolution of the Members to the contrary) have the power from time to time and at any time to appoint any Person as a Director to fill a casual vacancy on the Board, provided, however, that the number of Directors so appointed shall not exceed any maximum number determined from time to time by the Members in a General Meeting. Any Director so appointed by the Board shall hold office until the next election of the class for which such director shall have been chosen and shall then be eligible for re-election at that meeting.

(7) Neither a Director nor an Alternate Director, as the case may be, shall be required to hold any shares of the Company by way of qualification and a Director or an Alternate Director (as the case may be) who is not a Member shall be entitled to receive Notice of and to attend and speak at any General Meeting of the Company and of all classes of shares of the Company.

(8) Notwithstanding anything to the contrary in these Bye-Laws, the Members may ~~only~~ remove a Director ~~for~~, with or without cause, at any time prior to the expiration of such Director’s period of office or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement) at a General Meeting convened and held in accordance with these Bye-Laws at which a majority of the holders of shares entitled to vote thereon vote in favor of such action provided that the Notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and be served on such Director fourteen (14) days before the meeting and at such meeting such Director shall be entitled to be heard on the motion for his removal.

(9) A vacancy on the Board created by the removal of a Director under paragraph (8) of this Bye-Law may be filled by the election or appointment by the Members at the meeting at which such Director is removed to hold office until the next election of the class for which such director shall have been chosen, but subject to any resolution of the Members to the contrary, the Board may fill any vacancy in the number left unfilled.

(10) A retiring Director shall be eligible for re-election.

(11) The office of a Director shall be vacated if the Director:

(a) resigns his office by Notice delivered to the Company at the Office or tendered at a meeting of the Board whereupon the Board resolves to accept such resignation; or

(b) becomes of unsound mind (as determined by the Board in its sole discretion) or dies; or

(c) without special leave of absence from the Board, is absent from meetings of the Board for ~~four~~six consecutive meetings, and the Board resolves that his office be vacated; or

(d) becomes bankrupt or has a receiving order made against him or suspends payment or comprises with his creditors; or

(e) is prohibited by law from being a Director; or

(f) ceases to be a Director by virtue of any provision of the Act or is removed from office pursuant to this Bye-Law.

ALTERNATE DIRECTORS

23. (1) Any Director may at any time by Notice delivered to the Office or at a meeting of the Directors appoint any Person to be his alternate Director (an “Alternate Director”). Any Person so appointed shall have all the rights and powers of the Director or Directors for whom such Person is appointed in the alternative provided that such Person shall not be counted more than once in determining whether or not a quorum is present. An Alternate Director may be removed at any time by the Director who appointed him and, subject thereto, the office of Alternate Director shall continue until the next annual election of Directors or, if earlier, the date on which the relevant Director ceases to be a Director. Any appointment or removal of an Alternate Director shall be effected by Notice signed by the appointor and delivered to the Office or tendered at a meeting of the Board. An Alternate Director may also be a Director in his own right and may act as alternate to more than one other Director. An Alternate Director shall, if his appointor so requests, be entitled to receive Notices of meetings of the Board or of committees of the Board to the same extent as, but in lieu of, the Director appointing him and shall be entitled to such extent to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Bye-Laws shall apply as if he were a Director save that as an alternate for more than one Director his voting rights shall be cumulative.

(2) An Alternate Director shall only be a Director for the purposes of the Act and shall only be subject to the provisions of the Act insofar as they relate to the duties and obligations of a Director when performing the functions of the Director for whom he is appointed in the alternative and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for the Director appointing him. An Alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified by the Company to the same extent, as the case may be, as if he were a Director but he shall not be entitled to receive from the Company any fee in his capacity as an Alternate Director except only such part, if any, of the remuneration otherwise payable to his appointor as such appointor may by Notice to the Company from time to time direct.

(3) Every Person acting as an Alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). If his appointor is for the time being unavailable or unable to act, the signature of an Alternate Director to any resolution in writing of the Board or a committee of the Board of which his appointor is a member shall, unless the Notice of his appointment provides to the contrary, be as effective as the signature of his appointor.

(4) An Alternate Director shall ipso facto cease to be an Alternate Director if his appointor ceases for any reason to be a Director, however, such Alternate Director or any other Person may be re-appointed by the Directors to serve as an Alternate Director provided always that, if at any meeting any Director retires but is re-elected at the same meeting, any appointment of such Alternate Director pursuant to these Bye-Laws which was in force immediately before his retirement shall remain in force as though he had not retired.

DIRECTORS’ COMPENSATION

24. The amount, if any, of Directors’ fees, retainers, awards of shares and options, or other remuneration shall from time to time be determined by the Board. In addition, each Director shall be paid his reasonable traveling, hotel and incidental expenses in attending and returning from meetings of the Board or committees appointed by the Board, or any Annual General Meeting or Special General Meeting of the Members, and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company’s business or in the discharge of his duties as a Director. Any question as to the reasonableness of expenses as provided herein shall be a matter to be determined by the Board. Any Director who by request, goes or resides abroad for any purposes of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

DIRECTORS’ AND OFFICERS’ INTERESTS

25. (1) A Director may:

(a) hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and, subject to the relevant provisions of the Act, upon such terms as the Board may determine. Any remuneration (whether by way of salary or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law;

(b) act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

(c) continue to be or become a director, manager or other officer or member of any other Person whether or not promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration or other benefits received by him as a director, manager or other officer or member of or from his interests in any such other Person.

Notwithstanding anything contained in these Bye-Laws to the contrary, any Director may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by him as director of such other company in such manner in all respects as he may determine (including the exercise thereof in favor of any resolution appointing himself as a director, manager or other officer of such company, or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company) and any Director may vote in favor of the exercise of such voting rights in the manner aforesaid notwithstanding that he may be, or about to be, appointed a director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in the manner aforesaid.

(2) Subject to the Act and to these Bye-Laws, no Director or Officer or proposed Director or Officer shall be disqualified by his office from contracting with the Company or any Subsidiary, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director or Officer is in any way interested be liable to be avoided, nor shall any Director or Officer so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realized by any such contract or arrangement by reason of such Director or Officer holding that office or of the fiduciary relationship thereby established, provided that such

Director or Officer shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with these Bye-Laws.

(3) A Director or Officer who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the first opportunity at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested.

(4) For the purposes of the preceding paragraph, a Director shall furnish Notice to the Board to the effect that: (a) he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with that company or firm; or (b) he is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with a specified Person who is connected with him; and such Notice shall be deemed to be a sufficient declaration of interest under these Bye-Laws in relation to any such contract or arrangement, provided that no such Notice shall be effective unless either it is given at a meeting of the Board or the Director or Officer takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

GENERAL POWERS OF THE BOARD OF DIRECTORS

26. (1) The business of the Company shall be managed and conducted by the Board, which may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are not by the Act or by these Bye-Laws required to be exercised by the ~~Company in a General Meeting, subject nevertheless to the provisions of the Act and of these Bye-Laws and to such regulations being not inconsistent with such provisions as may be prescribed by the Company in a General Meeting~~Members. No regulations made by the Company in a General Meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Bye-Law shall not be limited or restricted by any special authority or power given to the Board by any other Bye-Law.

(2) Any Person contracting or dealing with the Company in the ordinary course of business shall be entitled to rely on any written or oral contract or agreement or deed, document or instrument entered into or executed as the case may be by any Officer acting on behalf of the Company and the same shall be deemed to be validly entered into or executed by the Company as the case may be and shall, subject to applicable law, be binding on the Company; provided, however, that no such contract or agreement or deed, document or instrument may be executed on the Company’s behalf within the United States unless specifically authorized by resolution of the Board.

(3) Without prejudice to the general powers conferred by these Bye-Laws it is hereby expressly declared that the Board shall have the following powers, namely:

(a) to give to any Person (including, without limitation, any Director, Officer, or employee) the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed; and

(b) to give to any Director, Officer or employee of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.

(4) The Board may by power of attorney appoint ~~under the Seal~~in writing any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Bye-Laws) and for such period and subject to such conditions as it may determine, and any such power of attorney may contain such provisions for the protection and convenience of Persons dealing with any such attorney as the Board may determine, and may also authorize any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney or attorneys may, if so authorized ~~under the Seal of the Company~~in writing, execute any deed ~~or~~
,
  instrument ~~under their personal seal~~or other documents with the same effect as the ~~affixation of the Company’s Seal.~~execution of the Company.

~~(5) The Board may entrust to and confer upon any Director any of the powers exercisable by it upon such terms and conditions and with such restrictions as it may determine, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no Person dealing in good faith and without Notice of such revocation or variation shall be affected thereby.~~

~~(6) All checks, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company’s banking accounts shall be kept with such banks or other financial institutions as the Board shall from time to time determine.~~

~~(7) The Board may establish or join with other companies (including any of its Subsidiaries or other affiliated companies) in establishing and making contributions out of the Company’s monies to any plans or funds for providing pensions, life insurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or ex-Director who may hold or have held any executive office or any office of profit under the Company or any of its Subsidiaries) and ex-employees of the Company or any of its Subsidiaries and their dependents or any class or classes of such Persons.~~

~~(8) The Board may pay, enter into agreements to pay or make grants of revocable or irrevocable, and either subject or not subject to any terms or conditions, pensions or other benefits to employees and ex-employees of the Company or any of its Subsidiaries and their dependents, or to any of such Persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependents are or may become entitled under any such plan or fund as mentioned in the preceding paragraph. Any such pension or benefit may, as the Board considers desirable, be granted to an employee either before and in anticipation of or upon or at any time after his actual retirement.~~

~~(9) The Board may exercise all the powers of the Company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Act, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.~~

~~(10) Debentures, bonds and other securities may be made assignable free from any equities between the Company and the Person to whom the same may be issued.~~

~~(11) Any debentures, bonds or other securities may be issued at a discount (other than shares), premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at General Meetings of the Company, appointment of Directors and otherwise as the Board may determine by resolution.~~

PROCEEDINGS OF THE BOARD OF DIRECTORS

27. (1) The Board may meet for the conduct of business, adjourn and otherwise regulate its meetings as it considers appropriate. Actions to be taken at any meeting shall be determined by a majority of votes cast, provided a quorum is present.

(2) A meeting of the Board may be convened by the Secretary on request of the President or by any two (2) Directors, provided that no business shall be transacted at a Board meeting unless not less than seven (7) ~~clear days~~Clear Days’ Notice of the meeting shall be given to each Director with reasonable details of the business to be transacted and provided further that any Director may by Notice to the Company agree that no Notice needs, or any shorter Notice specified in a Notice may, be given to him. The Secretary shall convene a meeting of the Board, of which Notice may be given in writing or by telephone or in such other manner as the Board may from time to time determine, whenever he shall be required so hereunder. Any Director may waive Notice of any meeting either prospectively or retrospectively.

(3) The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be a majority of the Directors. An Alternate Director shall be counted in a quorum in the case of the absence of a Director for whom he is the alternate provided that he shall not be counted more than once for the purpose of determining whether or not a quorum is present.

(4) Directors may participate in any meeting of the Board by means of a conference telephone or other communications equipment through which all Persons participating in the meeting can communicate with each other simultaneously and instantaneously and, for the purpose of counting a quorum, such participation shall constitute presence at a Meeting as if those participating were present in person.

(5) Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of such Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

(6) The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board but, if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Bye-Laws, the continuing Directors or Director, notwithstanding that the number of Directors is below the number fixed by or in accordance with these Bye-Laws as the quorum or that there is only one continuing Director, may act for the purpose of filling vacancies in the Board or of summoning General Meetings of the Company but not for any other purpose.

(7) The Board may elect a Chairman and a Deputy Chairman of its meetings and determine the period for which they are respectively to hold such office. If no Chairman or Deputy Chairman is elected, or if at any meeting neither the Chairman nor any Deputy Chairman is present within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Acting Chairman of the meeting.

(8) A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

(9) The Board may delegate any of its powers, authorities and discretions to committees (including, but not limited to, an Executive Committee, an Audit Committee, a Nominating Committee, a Human Resources Committee, and an Investment Committee), consisting of Directors or Officers or other persons as it may determine, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to Persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

(10) All acts done by any such committee in conformity with such regulations, and in fulfillment of the purposes for which it was appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board shall have power to remunerate the members of any such committee, and charge such remuneration to the current expenses of the Company.

(11) The meetings and proceedings of any committee consisting of two (2) or more members shall be governed by the provisions contained in these Bye-Laws for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the preceding paragraph.

(12) A resolution in writing signed ~~outside the United States~~ by all the Directors~~(except such as are temporarily unable to act through ill-health or disability),~~ (provided that such number is sufficient to constitute a quorum and further provided that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive Notices of Board meetings in the same manner as Notices of meetings are required to be given by these Bye-Laws) shall be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held provided that (i) any such resolution shall be valid only if the Board determines necessary the signature of the last Director to sign is affixed outside the United States, and (ii) the Board may declare such resolution to be invalid if the Board determines that the use of a resolution in writing would result in a non-de minimis adverse tax, regulatory or legal consequence to the Company, any subsidiary of the Company, or any direct or indirect holder of shares or its affiliates. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors and for this purpose a facsimile signature of a Director shall be treated as valid.

(13) All acts bona fide done by the Board or by any committee or by any Person acting as a Director or member of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member or the Board or such committee or Person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such Person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

OFFICERS

28. (1) The Officers of the Company ~~shall consist of the Chairman, President, Chief Executive Officer, Executive Vice-President(s), Senior Vice President(s), Vice President(s), Chief Financial Officer and Secretary and such additional Officers (~~, who may or may not be Directors~~) as~~, may be appointed by the Board ~~may~~ from time to time ~~determine~~, all of whom shall be deemed to be Officers for the purposes of the Act and these Bye-Laws.

(2) The Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board or another Officer from time to time.

(3) The authority of any Officer of the Company so long as such Officer shall be physically present in the United States, shall be limited to maintaining an oversight and review of and providing recommendations and information to the Board, but not to any third party, regarding the affairs of the Company pertaining to any of its Subsidiaries incorporated in the United States and otherwise to enable the Company to fulfill its role as the holder of shares of such Subsidiaries. Such Officer while physically present in the United States shall have no authority (i) to negotiate or conclude contracts in the name of the Company (or any of its Subsidiaries not incorporated in the United States) or otherwise bind the Company (or any of its Subsidiaries not incorporated in the United States), or (ii) to conduct or manage any activities of the Company (or any of its Subsidiaries not incorporated in the United States), or (iii) to act in any way which might result in the Company (or any of its Subsidiaries not incorporated in the United States) being considered to be engaged in a trade or business in the United States within the meaning of the Code. Any purported action or contract done or made by such Officer or any other duly appointed Officer of the Company in violation of the provisions hereof shall be null and void ab initio and the Company or any of its Subsidiaries shall in no way be bound or affected by any such action or contract done or made in violation hereof.

(4) The Directors shall, as soon as may be after each appointment or election of Directors, elect the Officers of the Company, and a Chairman and a Deputy Chairman of the Board of Directors.

(5) The Officers shall receive such remuneration as the Directors may from time to time determine.

(6) The Company may in accordance with the Act appoint a resident representative ordinarily resident in Bermuda and the resident representative shall maintain an office in Bermuda and comply with the provisions of the Act. The Company shall provide the resident representative with such documents and information as the resident representative may require in order to be able to comply with the provisions of the Act. The resident representative shall be entitled to have Notice of, attend and be heard at all meetings of the Board or meetings of the Members.

(7) The Secretary, or an Assistant Secretary, shall attend all meetings of the Members and of the Board (and its committees) and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. The Secretary shall perform such other duties as are prescribed by the Act or these Bye-Laws or as may be prescribed by the Board.

(8) The Chairman or the Deputy Chairman of the Board of Directors, as the case may be, shall act as chairman at all meetings of the Members and of the Directors at which he is present. In the absence of both the Chairman and the Deputy Chairman, a chairman shall be appointed or elected by those present at the meeting.

(9) The Officers of the Company shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Directors or another Officer from time to time.

(10) Any provision of the Act or of these Bye-Laws requiring or authorizing a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same Person acting both as Director and as or in place of the Secretary.

REGISTER OF DIRECTORS AND OFFICERS

29. (1) The Board shall cause to be kept in one or more books at its Office a Register of Directors and Officers and shall enter therein the particulars required by the Act.

(2) The Register of Directors and Officers shall be open to inspection at the Office of the Company on every business day, subject to such reasonable restrictions as the Board may impose, so that not less than two (2) hours in each business day be allowed for inspection.

MINUTES

30. The Board shall cause Minutes to be duly entered in books provided for the purpose: (i) of all elections and appointments of Officers; (ii) of the names of the Directors present at each meeting of the Directors and of any committee appointed by the Board; and (iii) of all resolutions and proceedings of each General Meeting of the Members, meetings of the Board and meetings of committees of the Board.

SEAL

~~31. (1) The Company shall have one or more Seals, as the Board may determine. For the purpose of sealing documents creating or evidencing securities issued by the Company, the Company may have a securities seal which is a facsimile of the Seal of the Company with the addition of the words “Corporate Seal” on its face or in such other form as the Board may approve. The Board shall provide for the custody of each Seal and no Seal shall be used without the authority of the Board or of a committee of the Board authorized by the Board in that regard. Except as otherwise provided in these Bye-Laws, any instrument to which a Seal is affixed shall be signed autographically by one Officer and the Secretary or by two Officers or by such other Person or Persons as the Board may appoint, either generally or in any particular case, save that as regards any certificates for shares or debentures or other securities of the Company the Board may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature. Every instrument executed in manner provided by this Bye-Law shall be deemed to be sealed and executed with the authority of the Board previously given.~~

~~(2) Where the Company has a Seal for use abroad, the Board may by writing under the Seal appoint any agent or committee abroad to be the duly authorized agent of the Company for the purpose of affixing and using such Seal and the Board may impose restrictions on the use thereof as it may determine. Wherever in these Bye-Laws reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such other Seal as aforesaid.~~

~~(3) Any Officer or any Person appointed by the Board for the purpose may authenticate (by affixing the seal or otherwise) any documents affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favor of all Persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.~~

31. (1) The Board may authorise the production of a Seal and one or more duplicate seals, which shall consist of a circular device with the name of the Company around the outer margin thereof and the country and year of registration in Bermuda across the centre thereof.

(2) Any document required to be under seal or executed as a deed on behalf of the Company may be:

(a) executed under Seal; or

(b) signed or executed by any person authorised by the Board for that purpose, without the use of the Seal.

(3) The Board shall provide for the custody of every Seal. A Seal shall only be used by authority of the Board or of a committee constituted by the Board. Subject to these Bye-Laws, any instrument to which a Seal is affixed shall be attested by the signature of:

(a) a Director;

(b) the Secretary; or

(c) any one person authorised by the Board for that purpose.

DESTRUCTION OF DOCUMENTS

32. The Company shall be entitled to destroy the following documents at the following times:

(a) any share certificate which has been canceled at any time after the expiration of one (1) year from the date of such cancellation;

(b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiration of two (2) years from the date such mandate, variation, cancellation or notification was recorded by the Company;

(c) any instrument of transfer of shares which has been registered at any time after the expiration of seven (7) years from the date of registration;

(d) any allotment letters after the expiration of seven (7) years from the date of issue thereof; and

(e) copies of powers of attorney, grants of probate and letters of administration at any time after the expiration of seven (7) years after the account to which the relevant power of attorney, grant of probate or letters of administration related has been closed;

and it shall conclusively be presumed in favor of the Company that every entry in the Register purporting to be made on the basis of any such documents so destroyed was duly and properly made and every share certificate so destroyed was a valid certificate duly and properly canceled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company; provided, however, that: (1) the foregoing provisions of this Bye-Law shall apply only to the destruction of a document in good faith and without Notice to the Company that the preservation of such document was relevant to a claim; (2) nothing contained in this Bye-Law shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (1) above are not fulfilled; and (3) references in this Bye-Law to the destruction of any document include references to its disposal in any manner.

DIVIDENDS AND OTHER DISTRIBUTIONS

33. (1) Subject to the Act, the Board may from time to time declare dividends in any currency or property to be paid to the Members. The Board may also make a distribution to the Members out of any contributed surplus (as ascertained in accordance with the Act).

(2) No dividend shall be paid or other distribution made out of contributed surplus if to do so would render the Company unable to pay its liabilities as they become due or the realizable value of its assets would thereby become less than the aggregate of its liabilities and its issued share capital and share premium accounts.

(3) Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a) all dividends shall be declared and paid according to the amounts paid; and

(b) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

(4) The Board may from time to time pay to the Members such interim dividends as appear to the Board to be justified by the profits of the Company and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividends and provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights and may also pay any fixed dividend which is payable on any shares of the Company quarterly or on any other dates, whenever such profits, in the opinion of the Board, justifies such payment.

(5) The Board may deduct from any dividend or other monies payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

(6) No dividend or other monies payable by the Company on or in respect of any share shall bear interest against the Company.

(7) Any dividend, interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent through the mail addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such Person and at such address as the holder or joint holders may in writing direct. Every such check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to the Company notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable or property distributable in respect of the shares held by such joint holders.

(8) All dividends or bonuses unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend or bonuses unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company. The payment by the Board of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

(9) Whenever the Board has resolved that a dividend be declared or paid, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any Person to sign any requisite instruments of transfer and other documents on behalf of the Persons entitled to the dividend, and such appointment shall be effective and binding on the Members. The Board may resolve that no such assets shall be made available to Members with registered addresses in any particular territory or territories where, in the absence of a registration statement or other special formalities, such distribution of assets would or might, in the opinion of the Board, be unlawful or impracticable and in such event the only entitlement of the Members aforesaid shall be to receive cash payments as aforesaid. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

(10) Whenever the Board has resolved that a dividend be declared or paid on any class of the share capital of the Company, the Board may further resolve either:

(a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if the Board so determines) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(i) the basis of any such allotment shall be determined by the Board;

(ii) the Board, after determining the basis of allotment, shall give not less than two (2) weeks’ Notice to the holders of the relevant shares of the right of election accorded to them, and shall send with such Notice, forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be delivered in order to be effective;

(iii) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv) the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (“the non-elected shares”) and in satisfaction thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalize and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(b) that the ~~shareholders~~Members entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may determine. In such case, the following provisions shall apply:

(i) the basis of any such allotment shall be determined by the Board;

(ii) the Board, after determining the basis of allotment, shall give not less than fourteen (14) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such Notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be delivered in order to be effective;

(iii) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised (“the elected shares”) and in lieu thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalize and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the elected shares on such basis.

(11) (a) The shares allotted under paragraph (10) of this Bye-Law shall rank pari passu in all respects with shares of the same class (if any) then in issue save only as regards participation in the relevant dividend or in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of their proposal under paragraph (10) of this Bye-Law in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted under paragraph (10) of this Bye-Law shall rank for participation in such distribution, bonus or rights.

(b) The Board may do all acts and things considered necessary or expedient to give effect to any capitalization under paragraph (10) of this Bye-Law, with full power to the Board to make such provisions as it determines in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorize any Person to enter into on behalf of all Members interested, an agreement with the Company providing for such capitalization and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(12) The Board may resolve in respect of any particular dividend of the Company that notwithstanding the provisions of paragraph (10) of this Bye-Law such dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(13) The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (10) of this Bye-Law shall not be made available or made to any ~~shareholders~~Members with registered addresses in any territory where, in the absence of a registration statement or other special formalities, the circulation of an offer of such rights of election or the allotment of shares would or might, in the opinion of the Board, be unlawful or impracticable, and in such event the provisions aforesaid shall be read and construed subject to such determination. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

(14) Any resolution declaring a dividend on shares of any class may specify that the same shall be payable or distributable to the Persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Bye-Law shall, as the case may be, apply to bonuses, capitalization issues, distributions of realized capital profits or offers or grants made by the Company to the Members.

(15) Before declaring any dividend, the Board may set aside out of the profits of the Company such sums as it determines as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time determine and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also, without placing the same to reserves, carry forward any profits which it may think prudent not to distribute.

CAPITALIZATION

34. (1) The Board may resolve to capitalize any part of the amount for the time being standing to the credit of any reserve account or to the credit of the profit and loss account or otherwise available for distribution by applying such sum in paying up (i) unissued shares, debentures or other obligations to be allotted or distributed fully paid pro rata to the Members or any class of Members or (ii) in full or partly paid shares of those Members who would have been entitled to such sums if they were distributed by way of dividend or other distribution. In addition, the Board may, subject to the Act, resolve to capitalize any part of the amount for the time being standing to the credit of the Company’s share premium account by applying such sum in paying up unissued shares to be issued to the Members, or class of Members, as fully paid bonus shares.

(2) The Board may settle, as it considers appropriate, any difficulty arising in regard to any distribution under the preceding paragraph and in particular may issue certificates in respect of fractions of shares or authorize any Person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any Person to sign on behalf of the Persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

ACCOUNTING RECORDS

35. (1) The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipts and expenditures take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Act or necessary to give a true and fair view of the Company’s affairs and to explain its transactions.

(2) The accounting records shall be kept at the Office or, subject to the Act, at such other place or places as the Board decides outside of the United States and shall always be open to inspection by the Directors of the Company. No Member (other than a Director of the Company) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorized by the Board or the Company in a General Meeting.

(3) Subject to the Act, a printed copy of the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient headings and a statement of income and expenditures, together with a copy of the Auditors’ report, shall be sent to each Person entitled thereto at least twenty-one (21) days before the date of the Annual General Meeting and laid before the Company at such meeting in accordance with the requirements of the Act provided that this Bye-Law shall not require a copy of those documents to be sent to any Person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

AUDIT

36. (1) Subject to the Act, at the Annual General Meeting or at a subsequent Special General Meeting in each year, the Members shall appoint an Auditor to audit the accounts of the Company and such Auditor shall hold office until the Members appoint another Auditor. Such Auditor may be a Member but no Director or Officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company.

(2) Subject to the Act, a Person, other than a retiring Auditor, shall not be capable of being appointed Auditor at an Annual General Meeting unless Notice of an intention to nominate that Person to the office of Auditor has been given not less than fourteen (14) days before the Annual General Meeting and furthermore, the Company shall send a copy of any such Notice to the retiring Auditor.

(3) The Members, by a resolution passed by at least two-thirds of the votes cast at a General Meeting of which notice specifying the intention to pass such resolution was given, may remove the Auditor at any time before the expiration of his term of office and shall by ~~ordinary resolution~~Ordinary Resolution at that meeting appoint another Auditor in his stead for the remainder of his term, provided that, not less than twenty-one (21) days before the date of the meeting, notice in writing of the proposed resolution is given to the incumbent auditor and to the auditor proposed to be appointed.

(4) Subject to the Act, the accounts of the Company shall be audited at least once in every year.

(5) The remuneration of the Auditor shall be fixed by the Company in a General Meeting or in such manner as the Members may determine.

(6) If the office of Auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall as soon as practicable convene a Special General Meeting to fill the vacancy.

(7) The statement of income and expenditures and the balance sheet provided for by these Bye-Laws shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or Officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Members in a General Meeting. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than Bermuda. If so, the financial statements and the report of the Auditor should disclose this fact and name such country or jurisdiction.

(8) The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the Directors or Officers of the Company for any information in their possession relating to the books or affairs of the Company.

NOTICES

37. (1) Any Notice from the Company to a Member shall be given in writing or by cable, telex or facsimile transmission message and any such Notice and (where appropriate) any other document may be served or delivered by the Company on or to any Member either personally or by sending it through the mail or other courier service in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number supplied by him to the Company for the giving of Notice to him or which the Person transmitting the Notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appointed newspapers (as defined in the Act) or in accordance with the requirements of any Designated Stock Exchange. In the case of joint holders of a share all Notices shall be given to that one of the joint holders whose name stands first in the Register and Notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

(2) Any Notice or other document:

(a) if served or delivered by mail, shall be sent airmail where appropriate and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the mail; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the Notice or document was properly addressed and put into the mail and a certificate in writing signed by the Secretary or other Officer of the Company or other Person appointed by the Board that the envelope or wrapper containing the Notice or other document was so addressed and put into the mail shall be conclusive evidence thereof; and

(b) if served or delivered in any other manner contemplated by these Bye-Laws, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant dispatch or transmission; and in proving such service or delivery a certificate in writing signed by the Secretary or other Officer of the Company or other Person appointed by the Board as to the fact and time of such service, delivery, dispatch or transmission shall be conclusive evidence thereof.

(3) Any Notice or other document delivered or sent by mail to or left at the registered address of any Member in pursuance of these Bye-Laws shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has Notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the Notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such Notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the share.

(4) A Notice may be given by the Company to the Person entitled to a share in consequence of the death, mental disorder or bankruptcy of a Member by sending it through the mail in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of the representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the Person claiming to be so entitled, or (until such an address has been so supplied) by giving the Notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(5) Any Person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every Notice in respect of such share which prior to his name and address being entered on the Register shall have been duly given to the Person from whom he derives his title to such share.

(6) For the purposes of these Bye-Laws, a cable or telex or facsimile transmission message purporting to come from a holder of shares or, as the case may be, a Director or Alternate Director, or, in the case of a corporation which is a holder of shares from a director or the secretary thereof or a duly appointed attorney or duly authorized representative thereof for it and on its behalf, shall in the absence of express evidence to the contrary available to the Person relying thereon at the relevant time be deemed to be a document or instrument in writing signed by such holder or Director or Alternate Director or in the terms in which it is received.

WINDING UP

38. (1) The Board shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

(2) A resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.

(3) If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Act, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of properties of one kind or shall consist of properties to be divided as aforesaid of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator with the like authority shall determine, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

INDEMNIFICATION OF DIRECTORS AND OFFICERS OF THE COMPANY

39. (1) The Directors and Officers (such term to include, for the purposes of this Bye-Law, any individual appointed to any committee by the Board) for the time being acting in relation to any of the affairs of the Company and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company and every one of them, and their heirs, executors and administrators, shall be indemnified and held harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and none of them shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other Persons with whom any monies or effects belonging to the Company shall or may be delivered or deposited for safe custody, or for insufficiency or deficiency of any security upon which any monies of or belonging to the Company shall be deposited or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said individuals.

(2) Each Member and the Company agree to waive any claim or right of action he or it might have, whether individually or by or in the right of the Company, against any Director or Officer on account of any action taken by such Director or Officer, or the failure of such Director or Officer to take any action, in the performance of his duties, or supposed duties, with or for the Company; provided that such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director or Officer. Any repeal or modification of this

Bye-Law shall not adversely affect any right or protection of a Director or Officer of the Company existing immediately prior to such repeal or modification.

(3) Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by the Board in the specific case upon receipt of an undertaking by or on behalf of the Director, Officer, liquidator or trustee to repay such amount unless it shall ultimately be determined that the individual is entitled to be indemnified by the Company as authorized in these Bye-Laws or otherwise pursuant to the laws of Bermuda.

~~NONAPPLICABILITY OF VOTING AND TRANSFER RESTRICTIONS TO~~
~~CERTAIN SHAREHOLDERS OF PXRE CORPORATION~~

~~40. Notwithstanding anything to the contrary in these Bye-Laws, the Maximum Percentage limitations on voting rights set forth in paragraph 4 of Bye-Law No. 20 and the 9.9% Limitation on the transfer of shares set forth in paragraph 1 of Bye-Law No. 13 and paragraph 2 of Bye-Law No. 14 shall not apply to any Person Owning or Controlling more than 9.9% of the outstanding shares of common stock of PXRE Corporation on the date of the adoption of these Bye-Laws, but only with respect to Common Shares into which shares of common stock of PXRE Corporation owned as of the date of the adoption of these Bye-Laws are converted pursuant to the Agreement and Plan of Merger, dated as of July 7, 1999, between the Company, PXRE Corporation and PXRE Merger Corp.~~

AMENDMENT OF BYE-LAWS

~~41.~~ 40 Any amendment to these Bye-Laws or to the Company’s Memorandum of Association shall be approved by the Board and decided on by an ~~ordinary resolution~~Ordinary Resolution of the Members.~~; provided however, that any proposed amendment to Bye-Laws 1, 3, 4, 5, 13, 17, 18, 20, 22, 39 or 40 or 41 shall be approved by the Board and by a special resolution of the Members.~~

* * * * *

Annex D

VOTING AND CONVERSION AGREEMENT

VOTING AND CONVERSION AGREEMENT, dated as of March 14, 2007 (this “Agreement”), by and among PXRE Group Ltd., a Bermuda company (“Parent”), Argonaut Group, Inc., a Delaware corporation (the “Company”), Capital Z Financial Services Fund II, L.P. (“Capital Z Fund”), Capital Z Financial Services Private Fund II, L.P. (“Capital Z Private Fund”), CapZ PXRE Holdings, LLC (“CapZ Holdings”), CapZ PXRE Holdings Private, LLC (“CapZ Holdings Private”), Capital Z Management, LLC (“Capital Management” and collectively with Capital Z Fund, Capital Z Private Fund, CapZ Holdings and CapZ Holdings Private, “Cap Z”), Reservoir Capital Master Fund, L.P. (“Reservoir Capital Master Fund”), Reservoir Capital Master Fund II, L.P. (“Reservoir Capital Master Fund II”), Reservoir Capital Partners, L.P. (“Reservoir Partners”), Reservoir Capital Investment Partners, L.P. (“Reservoir Investment”), Reservoir Capital Group, L.L.C. (“Reservoir Group” and, collectively with Reservoir Capital Master Fund, Reservoir Capital Master Fund II, Reservoir Partners and Reservoir Investment, “Reservoir”), RER Reinsurance Holdings, L.P. (“RER”) and Robert Stavis (“Robert Stavis” and, collectively with Cap Z, Reservoir, and RER, “Stockholders”). Capitalized terms not defined herein shall have the meaning ascribed to such terms in the Merger Agreement (defined below).

W I T N E S S E T H:

WHEREAS, Parent, Merger Sub, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented, the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, pursuant to Section 8.14 of the Merger Agreement, Parent shall cause the number of authorized common shares of Parent, par value $1.00 per share (the “Common Shares”) to be increased (the “Share Increase”);

WHEREAS, pursuant to Section 4.1(c) of the Merger Agreement, the number of Common Shares outstanding shall be reduced pursuant to a one-for-ten reverse stock split (the “Reverse Stock Split”);

WHEREAS, pursuant to Section 8.10 of the Merger Agreement, Parent shall cause the name of Parent to be changed to “Argo Group International Holdings, Ltd.” (the “Name Change”);

WHEREAS, pursuant to Section 8.9 of the Merger Agreement, Parent shall increase the number of members of the board of directors of Parent to twelve (12) and shall use commercially reasonable efforts to increase the number of members of the board of directors of Parent to thirteen (13) (collectively, the “Board Increase”);

WHEREAS, as of the date hereof, each Stockholder beneficially owns (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) the number of shares of (i) Series A Convertible Voting Preferred Shares of Parent, par value $1.00 per share (“Series A Preferred Shares”), (ii) Series B Convertible Voting Preferred Shares of Parent, par value $1.00 per share (“Series B Preferred Shares”), (iii) Series C Convertible Voting Preferred Shares of Parent, par value $1.00 per share (“Series C Preferred Shares” and, collectively with Series A Preferred Shares and Series B Preferred Shares, “Preferred Shares”), (iv) Class A Convertible Voting Common Shares of Parent, par value $1.00 per share (“Class A Common Shares”), (v) Class B Convertible Voting Common Shares of Parent, par value $1.00 per share (“Class B Common Shares”), (vi) Class C Convertible Voting Common Shares of Parent, par value $1.00 per share (“Class C Common Shares” and, collectively with Class A Common Shares and Class B Common Shares, “Convertible Common Shares”), and (vii) Common Shares, set forth opposite such Stockholder’s name on Schedule I (and with respect to each Stockholder, such Preferred Shares, Convertible Common Shares and Common Shares, together with any other Common Shares, the beneficial ownership of which is acquired by such Stockholder from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms (including through the exercise of any stock options, warrants or similar instruments), its “Subject Shares”);

WHEREAS, pursuant to that certain Description of Stock of Parent, dated as of February 12, 2002 (the “Description of Stock”), attached to the bye-laws of Parent, as amended (the “Bye-Laws”), Stockholders as holders of Preferred Shares and Convertible Common Shares have been granted certain approval rights with respect to actions proposed to be taken by Parent in connection with the Merger, including the right to approve (i) the expansion by Parent into lines of business other than continuing lines of business in which Parent is currently involved and (ii) any alteration or change to the terms, designations, powers, preferences or relative participating, optional or other special rights, or the qualifications, limitations or restrictions of the Preferred Shares or Convertible Common Shares;

WHEREAS, pursuant to the Description of Stock, Stockholders may opt at any time to convert (i) Preferred Shares to Convertible Common Shares and (ii) Convertible Common Shares to Common Shares;

WHEREAS, as a condition to their willingness to enter into this Agreement, Stockholders have required that Parent reduce the conversion price applicable to the conversion of Preferred Shares to Convertible Common Shares on the terms set forth herein only if the Merger is consummated; and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent and the Company have requested that Stockholders enter into this Agreement pursuant to which each Stockholder shall, among other things, (i) vote all of their Subject Shares in favor of the proposal to approve and adopt the Merger Agreement and the Merger, the Share Increase, the Reverse Stock Split, the amendment and restatements of the memorandum of association of Parent (the “Memorandum of Association”) and the Bye-Laws (such amendment and restatements together, the “Amendment and Restatements”), the Name Change and the Board Increase, (ii) deliver the consent described in Section 5 hereof and (iii) convert all of their Preferred Shares and Convertible Common Shares into Common Shares, immediately prior to consummation of the Merger.

NOW, THEREFORE, to induce the Company and Parent to enter into, and in consideration of their entering into, the Merger Agreement, and in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

Section 1.  Limited Irrevocable Proxies.

(a) Each Stockholder hereby irrevocably grants to, and appoints, Parent and any individual who shall be designated by Parent, Stockholder’s proxy and attorney-in-fact (with full power of substitution and resubstitution), for and in the name, place and stead of Stockholder, to vote its Subject Shares, or grant a consent or approval in respect of such Subject Shares, at any meeting of stockholders of Parent or at any adjournment or postponement thereof or in any other circumstances upon which their vote, consent or other approval is sought, in the manner contemplated by Sections 6(a)(i)-(vii) hereof; provided, however, that each Stockholder shall be entitled to revoke such proxy in the event the Closing does not occur for any reason on or before August 31, 2007 or the Merger Agreement is terminated in accordance with its terms.

(b) Each Stockholder represents and warrants that any proxies heretofore given in respect of its Subject Shares are not irrevocable and that any such proxies have been or are hereby revoked.

(c) Each Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement. Each Stockholder hereby affirms that the proxy set forth in this Section 1 is coupled with an interest and is irrevocable until such time as this Agreement terminates in accordance with its terms and that no subsequent proxies with respect to its Subject Shares shall be given (and if given shall not be effective). Each Stockholder hereby further affirms that the irrevocable proxy is given in connection with the execution of the Merger Agreement and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Each Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of the Bye-Laws and Bermuda law. The power of attorney granted by each Stockholder is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of such Stockholder.

Section 2.  Representations and Warranties of Stockholders.  Each Stockholder hereby represents and warrants as follows:

(a) Ownership of Subject Shares.  Stockholder is the record and beneficial owner of, and has good, valid and marketable title to, the Subject Shares set forth opposite its name on Schedule I, free and clear of any liens, warrants, options or other rights to purchase or acquire such Subject Shares other than those imposed by securities laws and by this Agreement. Stockholder has the exclusive right to vote the Subject Shares set forth opposite its name on Schedule I, and none of such Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Subject Shares, except as contemplated by this Agreement.

(b) Authority; No Conflict.  Stockholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Stockholder and constitutes a valid and binding obligation of Stockholder enforceable against Stockholder in accordance with its terms. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, result in any violation of, or constitute (with or without notice or lapse of time or both) default under, any provision of any trust agreement, loan or credit agreement, bond, note, mortgage, indenture, lease, partnership agreement or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, concession, franchise or license or any statute, law, ordinance, rule, regulation, judgment, order, notice or decree applicable to Stockholder or to any of Stockholder’s property or assets.

(c) No Filings; Consents.  No consents or approvals of, or filings or registrations with, any Governmental Entity or any other Person are necessary to be made by Stockholder in connection with (i) the execution and delivery by Stockholder of this Agreement and (ii) the performance by Stockholder of its obligations under this Agreement, including the grant of the limited irrevocable proxy pursuant to Section 1(a) hereof.

(d) Reliance.  Each Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement.

(e) Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Parent or the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Stockholders.

Section 3.  Representations and Warranties of the Company.  The Company hereby represents and warrants that the Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, result in any violation of, or constitute (with or without notice or lapse of time or both) default under, any provisions of the certificate of incorporation or by-laws of the Company or any trust agreement, loan or credit agreement, bond, note, mortgage, indenture, lease or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, concession, franchise or license or any statute, law, ordinance, rule, regulation, judgment, order, notice or decree applicable to the Company or any of the Company’s property or assets. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Stockholder or Parent in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

Section 4.  Representations and Warranties of Parent.  Parent hereby represents and warrants that Parent has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Parent and constitutes a valid and binding obligation of Parent enforceable against Parent in accordance with its terms. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, result in any violation of, or constitute (with or without notice or lapse of time or both) default under, any provisions of the Memorandum of Association or Bye-Laws or any trust agreement, loan or credit agreement, bond, note, mortgage, indenture, lease or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, concession, franchise or license or any statute, law, ordinance, rule, regulation, judgment, order, notice or decree applicable to Parent or any of Parent’s property or assets. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Stockholder or the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

Section 5.  Consents of Preferred Shares and Convertible Common Shares.

(a) Each Stockholder hereby agrees that, concurrently with the execution and delivery of this Agreement and the Merger Agreement, it shall execute and deliver to Parent a consent, substantially in the form attached as Exhibit A (the “Consent”), to:

(i) the substitution of $6.24 (the “Substituted Conversion Price”) for the “Current Conversion Price” calculated in accordance with the terms of the Description of Stock for the purpose of calculating the conversion ratio applicable to the conversion of Preferred Shares to Convertible Common Shares pursuant to Section 7(a) hereof;

(ii) the waiver of any dividends that would have otherwise accrued on the Preferred Shares in accordance with the terms of the Description of Stock from and after December 31, 2006 (the “Waived Dividends”) and the acknowledgment that such Waived Dividends shall not constitute “past due” dividends under Section 4(c) of the Description of Stock;

(iii) the exclusion of the Waived Dividends that otherwise would have been included in each of the Series A Preferred Liquidation Preference, the Series B Preferred Liquidation Preference and the Series C Preferred Liquidation Preference for the purpose of calculating the Series A Conversion Ratio, the Series B Conversion Ratio and the Series C Conversion Ratio, respectively;

(iv) the waiver of any adjustments to the Current Conversion Price that would have otherwise occurred as a result of the Merger and the related transactions in accordance with Sections 7(a), 7(b) and 7(d) of the Description of Stock;

(v) the expansion by Parent into lines of business other than continuing lines of business in which Parent is currently involved resulting from the Merger;

(vi) the entry by such Stockholder and Parent into this Agreement and the conversions provided by Section 7 hereof; and

(vii) the Board Increase;

provided, that such consents are conditioned upon the Closing occurring on or before August 31, 2007, and in the event the Closing does not occur on or before August 31, 2007 or the Merger Agreement is terminated in accordance with its terms, the foregoing consents shall hereby be automatically rescinded, shall have no effect and shall be void ab initio; provided, further, that any Waived Dividends that become payable as a result thereof shall not be deemed “past due” dividends under Section 4(c) of the Description of Stock if paid on the next applicable Dividend Due Date; provided, further, that if the Closing does occur and any dividends or distributions are declared or paid in respect of the Common Shares at or prior to the Closing, then Stockholders shall be entitled to share in such dividend or distribution in respect of the Preferred Shares and Convertible Common Shares on an as-converted basis (assuming the Substituted Conversion Price).

(b) Subject to Section 5(a), the Consent shall remain in full force and effect until the termination of this Agreement. Such Stockholder shall not enter into any agreement or understanding with any Person prior to the termination of this Agreement that is inconsistent with the terms hereof.

Section 6.  Voting Covenants of Stockholders.  Each Stockholder agrees as follows:

(a) Without in any way limiting Stockholder’s right to vote its Subject Shares in such Stockholder’s sole discretion with respect to any other matters that may be submitted to a stockholder vote, consent or other approval (including by written consent), at any meeting of the stockholders of Parent called upon to approve and adopt the Merger Agreement and the Merger, the Share Increase, the Reverse Stock Split, the Amendment

and Restatements, the Name Change or the Board Increase or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including written consent) with respect to the Merger Agreement and the Merger, the Share Increase, the Reverse Stock Split, the Amendment and Restatements, the Name Change or the Board Increase is sought, Stockholder shall vote (or cause to be voted) its Subject Shares:

(i) in favor of the Merger, the approval and adoption of the Merger Agreement and approval of any other transactions contemplated by the Merger Agreement;

(ii) in favor of the Share Increase;

(iii) in favor of the Reverse Stock Split;

(iv) in favor of the Amendment and Restatements;

(v) in favor of the Name Change;

(vi) in favor of the Board Increase; and

(vii) against (x) any Parent Alternative Transaction Proposal or any merger agreement or merger (other than the Merger Agreement and the Merger), amalgamation, consolidation, combination, sale of substantially all of Parent’s assets, sale or issuance of securities of Parent or any of its Subsidiaries, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by Parent or any of its Subsidiaries and (y) any amendment of the Memorandum of Association or Bye-Laws or equivalent organizational documents or other proposal or transaction involving Parent or any of its Subsidiaries which amendment or other proposal or transaction would or could reasonably be expected to impede, frustrate, prevent, nullify or result in a breach of any representation, warranty or covenant or any other obligation or agreement of Parent under or with respect to, the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or by this Agreement, including, without limitation, the Share Increase, the Reverse Stock Split, the Amendment and Restatements, the Name Change and the Board Increase.

(b) Stockholder shall not enter into any agreement or understanding with any Person prior to the termination of this Agreement to vote or give instructions in a manner inconsistent with this Section 6.

(c) Stockholder agrees not to transfer, sell, assign, exchange, pledge or otherwise dispose of (including by gift) or encumber any of its Subject Shares, or to make any offer or agreement relating thereto, at any time prior to the termination of this Agreement unless the acquirer of such Subject Shares executes a counterpart signature page to this Agreement and agrees to be bound by all of the restrictions, obligations and commitments of Stockholders hereunder. Furthermore, Stockholder shall not, except as contemplated by this Agreement, directly or indirectly, grant any proxies or powers of attorney with respect to its Subject Shares, deposit such Subject Shares into a voting trust or enter into a voting agreement or any other arrangement with respect to such Subject Shares and shall not commit or agree to take any of the foregoing actions.

(d) Stockholder shall be deemed to be a Representative at all times for purposes of Section 8.3(a) of the Merger Agreement (regardless of whether Stockholder is in fact a Representative at the relevant time) and shall comply with the terms of Section 8.3(a) of the Merger Agreement.

Section 7.  Conversion Covenants of Stockholders.  Upon certification by Parent and the Company to the Stockholders of the satisfaction or waiver of all the conditions set forth in Article IX of the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), each Stockholder agrees that at least one (1) Business Day prior to the Closing Date such Stockholder shall:

(a) surrender all Preferred Shares with written evidence to Parent at its office designated pursuant to the Bye-Laws (substantially in the form attached as Exhibit B) of such Stockholder’s election to convert all Series A Preferred Shares, Series B Preferred Shares or Series C Preferred Shares of such Stockholder into fully paid and nonassessable Class A Common Shares, Class B Common Shares or Class C Common Shares,

respectively, using the Substituted Conversion Price and excluding the Waived Dividends from the calculation of the applicable conversion ratio, but otherwise in accordance with the terms of the Description of Stock; and

(b) surrender all Convertible Common Shares with written evidence to Parent at its office designated pursuant to the Bye-Laws (substantially in the form attached as Exhibit B) of such Stockholder’s election to convert all Class A Common Shares, Class B Common Shares and Class C Common Shares of such Stockholder (including all of the Convertible Common Shares resulting from the conversion in subparagraph 7(a) above) into fully paid and nonassessable Common Shares on a one-for-one ratio in accordance with the terms of the Description of Stock;

provided, that such conversion shall be conditioned upon the Closing occurring on or prior to August 31, 2007 and if the Closing does not occur on or before August 31, 2007 for any reason or the Merger Agreement is terminated pursuant to its terms, the foregoing covenants to convert and any elections made in accordance therewith shall hereby be rescinded, shall have no effect and shall be void ab initio and Stockholders shall continue to hold such Preferred Shares and Convertible Common Shares Stockholders held of record immediately prior to such elections to convert and the current conversion terms as set forth in the Description of Stock shall apply to any future conversions thereof.

Section 8.  Further Assurances.  Each Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

Section 9.  Certain Events.  Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to its Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Subject Shares shall pass, whether by operation of law or otherwise, including the respective successors of such Stockholder. In the event of any stock split, stock dividend, merger, amalgamation, reorganization, recapitalization or other change in the capital structure of Parent affecting the Subject Shares or the acquisition of additional shares of Subject Shares, the number of Subject Shares shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional or decreased shares of Subject Shares issued to or acquired or disposed of by such Stockholder.

Section 10.  Stockholder Capacity.  Each Stockholder enters into this Agreement solely in such Stockholder’s capacity as the record and beneficial owner of its Subject Shares. If any Stockholder is or becomes during the term hereof a director or officer of Parent, such Stockholder makes no agreement or understanding in this Agreement in Stockholder’s capacity as such director or officer. Nothing in this Agreement shall limit or affect any actions taken by Stockholder in Stockholder’s capacity as an officer or director of Parent.

Section 11.  No Ownership Interest.  Except as expressly set forth in this Agreement, nothing contained in this Agreement shall be deemed to vest in Parent or the Company any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares. All rights, ownership and economic benefits of and relating to any Subject Shares shall remain and belong to Stockholders, and the Company shall not have any authority to exercise any power or authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct Stockholders in the voting of any of the Subject Shares, except as otherwise expressly provided in this Agreement.

Section 12.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part (whether by operation of law or otherwise), by any party hereto without the prior written consent of each of the other parties hereto, and any attempt to make any such assignment without such consent shall be null and void; provided that Parent may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent; provided, further, that any Stockholder may assign its rights and obligations in connection with any transfer of Subject Shares made in accordance with Section 6(c). Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 13.  Termination.  This Agreement shall terminate, and the provisions hereof shall be of no further force or effect, upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement, and (iii) August 31, 2007; provided, however, that notwithstanding anything to the contrary contained in this

Agreement, no party hereto shall be relieved of or released from any liabilities or damages arising out of a willful breach of its covenants or a willful breach of its representations or warranties contained in this Agreement prior to the termination of this Agreement.

Section 14.  General Provisions.

(a) Modification.  No supplement, modification or amendment of this Agreement will be binding unless made in a written instrument that is signed by all of the parties hereto and that specifically refers to this Agreement.

(b) Notice.  All notices and other communications hereunder shall be in writing and shall be deemed given upon receipt by the parties. All notices hereunder shall be delivered to the Company and Parent in accordance with Section 11.2 of the Merger Agreement and to each Stockholder at its address set forth on Parent’s stock ledger (or at such other address for a party as shall be specified by like notice).

(c) Costs and Expenses.  Whether or not the Merger is consummated, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

(d) Interpretation.  When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement is the result of the collective efforts of the Company, Parent and Stockholder, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and there shall be no construction against any party based on any presumption of that party’s involvement in the drafting thereof. The words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation.” The term “ordinary course of business” (or similar terms) shall be deemed to be followed by the words “consistent with past practice.”

(e) Entire Agreement; No Third Party Beneficiaries.  This Agreement (including the documents and the instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

(f) Governing Law and Venue; Waiver of Jury Trial.

(i) This Agreement shall be governed by, and construed in accordance with, the laws of Bermuda, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of New York and the Federal courts of the United States of America located in the State of New York and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York State court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties solely for such purpose and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 14(b) or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

(ii) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH

PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14(f)(ii).

(g) Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

(h) Severability.  If any provision of this Agreement, or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other Persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(i) Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. Without limiting the generality of the foregoing, the parties hereto expressly agree that the obligations of Stockholders set forth in Sections 5, 6 and 7 hereof shall be subject to the foregoing provisions of this Section 14(i).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first written above.

PXRE GROUP LTD.

By:	/s/ Jeffrey L. Radke
Name: Jeffrey L. Radke

Title:	President & Chief Executive Officer

ARGONAUT GROUP, INC.

By:	/s/ Byron L. LeFlore, Jr.
Name: Byron L. LeFlore, Jr.

Title:	Senior Vice President

CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

By:	/s/ Bradley Cooper
Name: Bradley Cooper

Title:

CAPITAL Z FINANCIAL SERVICES PRIVATE
FUND II, L.P.

By:	/s/ Bradley Cooper
Name: Bradley Cooper

Title:

CAPZ PXRE HOLDINGS, LLC

By:	/s/ Bradley Cooper
Name: Bradley Cooper

Title:

CAPZ PXRE HOLDINGS PRIVATE, LLC

By:	/s/ Bradley Cooper
Name: Bradley Cooper

Title:

CAPITAL Z MANAGEMENT, LLC

By:	/s/ Bradley Cooper
Name: Bradley Cooper

Title:

RESERVOIR CAPITAL MASTER FUND, L.P.

By:	/s/ Craig Huff
Name: Craig Huff

Title:

RESERVOIR CAPITAL MASTER FUND II, L.P.

By:	/s/ Craig Huff
Name: Craig Huff

Title:

RESERVOIR CAPITAL PARTNERS, L.P.

By:	/s/ Craig Huff
Name: Craig Huff

Title:

RESERVOIR CAPITAL INVESTMENT PARTNERS, L.P.

By:	/s/ Craig Huff
Name: Craig Huff

Title:

RESERVOIR CAPITAL GROUP, L.L.C.

By:	/s/ Craig Huff
Name: Craig Huff

Title:

RER REINSURANCE HOLDINGS, L.P.

By:	/s/ Richard E. Rainwater
by Melissa T. Parrish, Attorney-in-fact
Name: Richard E. Rainwater

Title:	General Partner

ROBERT STAVIS

/s/ Robert Stavis

Annex E

PERSONAL AND CONFIDENTIAL

March 12, 2007

Special Committee of the Board of Directors
PXRE Group Ltd.
110 Pitts Bay Road
Pembroke HM 08
Bermuda

Members of the Special Committee of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to certain of the shareholders of PXRE Group Ltd., a company organized under the laws of Bermuda (“Acquiror”) of the proposed acquisition (the “Merger”) of Argonaut Group, Inc., a Delaware corporation (“Target”), by Acquiror by means of a merger of PXMS Inc., a direct, wholly owned subsidiary of Acquiror (“MergerSub”), with and into Target, pursuant to the Agreement and Plan of Merger, dated as of March 14, 2007, by and among Acquiror, Merger Sub and Target (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of common stock, par value $0.10 per share, of Target will be converted into 6.4672 common shares, par value $1.00 per share, of Acquiror (the “Common Shares’’).

Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of insurance and insurance holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of insurance companies, we have experience in, and knowledge of, the valuation of insurance enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, Target and Acquiror, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Target and Acquiror for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to Acquiror. We have acted exclusively for the Special Committee of the Board of Directors of Acquiror in rendering this fairness opinion and will receive a fee from Acquiror for our services.

In connection with this opinion, we have reviewed and analyzed the Merger and the financial and operating condition of Target and Acquiror, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2005 of Target and Acquiror; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Target and Acquiror and certain other communications from Target and Acquiror to their respective shareholders; (iv) other financial information concerning the businesses and operations of Target and Acquiror furnished to us by Target and Acquiror for purposes of our analysis; (v) market prices and valuation multiples for Target and compared them with those of certain publicly traded companies that we deemed relevant; (vi) the results and operations of Target and compared them with those of certain publicly traded companies that we deemed relevant; (vii) the terms and conditions of the Voting and Conversion Agreement with the Preferred and Convertible Common Shareholders (the “Preferred Share Exchange Agreement”) whereby the Stockholders, as defined therein, agree to, among other things, (1) the substitution of $6.24 for the Current Conversion Price in the Description of Stock, (2) the waiver of

Keefe, Bruyette, & Woods 787 Seventh Avenue New York, NY 10019
212 887 7777 Toll Free 800 966 1559

Special Committee of the Board of Directors
PXRE Group Ltd.
March 12, 2007

dividends that would otherwise have accrued on the Preferred Shares from and after December 31, 2006, (3) the expansion by Acquiror into lines of business other than continuing lines of business in which it is currently involved, and (4) certain other actions as described in the Preferred Share Exchange Agreement (the “Preferred Share Exchange”); and (viii) other financial information concerning the businesses and operations of Target and Acquiror furnished to us by Target and Acquiror for purposes of our analysis.

We have also held discussions with senior management of Target and Acquiror regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for Target and Acquiror with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the financial institution industry and performed such other studies and analyses as we considered appropriate. Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of Target and Acquiror as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of reserves for loss and loss adjustment expenses and we have assumed, with your consent, that the aggregate reserves for loss and loss adjustment expenses for Target and Acquiror are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Target or Acquiror, nor have we examined any individual production or underwriting files of Target or Acquiror. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of Target or Acquiror.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Target and Acquiror, (ii) the assets and liabilities of Target and Acquiror; and (iii) the nature and terms of certain other merger transactions involving insurance, insurance brokerage and insurance holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the insurance and insurance brokerage industries generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

Finally, we have assumed, with your consent, that: (i) the Merger will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any material term, condition or agreement; (ii) in the course of obtaining the necessary governmental, regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have a material adverse effect on Acquiror, Target or the holders of the Common Shares; (iii) the Preferred Share Exchange will be consummated in accordance with the terms of the Preferred Share Exchange Agreement, without waiver, modification or amendment of any material term, condition or agreement; and (iv) in the course of obtaining the necessary governmental, regulatory or third party approvals, consents and releases for the Preferred Share Exchange, no delay, limitation, restriction or condition will be imposed that would have a material adverse effect on Acquiror, Target or the holders of the Common Shares. We further have assumed that the final terms of the Agreement and the Preferred Share Exchange Agreement will not vary materially from those set forth in the drafts reviewed by us.

Special Committee of the Board of Directors
PXRE Group Ltd.
March 12, 2007

This opinion is for the use and benefit of the Special Committee of the Board of Directors and the Board of Directors of Acquiror. Our opinion does not address the relative merits of the Merger as compared to any alternative transactions that might exist for Acquiror or the effect of any other transaction in which it might engage and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger or any matter related thereto.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof and after giving effect to the transactions contemplated by the Preferred Share Exchange, the consideration paid in the Merger is fair, from a financial point of view, to the holders of the Common Shares (other than such holders that participate in the Preferred Share Exchange).

Very truly yours,

/s/  Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, Inc.

Annex F

Bear, Stearns & Co. Inc.

383 Madison Avenue New York, New York 10179 Tel 212.272.2000 www.bearstearns.com

March 14, 2007

The Board of Directors
Argonaut Group, Inc.
10101 Reunion Place
Suite 500
San Antonio, TX 78216

Gentlemen:

We understand that Argonaut Group, Inc. (“Argonaut”), PXRE Group Ltd. (“PXRE”) and PXMS Inc., a newly formed wholly owned subsidiary of PXRE (“Merger Sub”), intend to enter into an Agreement and Plan of Merger to be dated as of March 14, 2007 (the “Agreement”), pursuant to which Merger Sub shall be merged (the “Merger”) with and into Argonaut, with Argonaut being the surviving corporation. In the Merger, each share of common stock, par value $0.10 per share, of Argonaut (“Argonaut Common Stock”) shall be converted into the right to receive 6.4672 shares of common stock, par value $1.00 per share, of PXRE (“PXRE Common Stock”), subject to certain potential adjustments as more fully described in the Agreement (the “Exchange Ratio”). From time to time herein, Argonaut and PXRE on a combined basis after the Merger are referred to as “New Argonaut.” We also understand that, prior to the effective time of the Merger, Argonaut intends to pay to the holders of Argonaut Common Stock a one-time special cash dividend of up to $60 million (the “Special Cash Dividend”). We further understand that certain of PXRE’s shareholders intend to enter into a Voting and Conversion Agreement, to be dated as of even date with the Agreement (the “Voting and Conversion Agreement” and, together with the Agreement, the “Transaction Documentation”), pursuant to which such shareholders will, among other things, agree to (i) convert all of their holdings of PXRE Convertible Common Shares and PXRE Preferred Shares (each, as defined in the Agreement) into shares of PXRE Common Stock, (ii) vote all of their shareholdings in favor of the proposal to approve and adopt the Merger Agreement, the Merger and certain related actions and (iii) take such other actions as specified in the Voting and Conversion Agreement. You have provided us with a copy of the Transaction Documentation in substantially final form.

You have asked us to render our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to the shareholders of Argonaut.

In the course of performing our review and analyses for rendering this opinion, we have:

•	reviewed drafts of the Transaction Documentation, dated March 14, 2007;

•	reviewed Argonaut’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2004, 2005 and 2006 and its Current Reports on Form 8-K filed since December 31, 2006;

ATLANTA    BEIJING    BOSTON    BUENOS AIRES    CHICAGO    DALLAS    DUBLIN    HONG KONG    LONDON
LOS ANGELES    LUGANO    NEW YORK    PUERTO RICO    SAN FRANCISCO
SÃO PAULO    SHANGHAI    SINGAPORE    TOKYO

The Board of Directors
Argonaut Group, Inc.
March 14, 2007

•	reviewed PXRE’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2003, 2004 and 2005, a draft of its Form 10-K for the year ended December 31, 2006, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006, a draft of its financial statements for the year ended December 31, 2006 and its Current Reports on Form 8-K filed since December 31, 2005;

•	reviewed certain operating, financial and actuarial information relating to Argonaut’s business and prospects, including projections for the four years ended December 31, 2010 (the “Argonaut Stand-Alone Projections”), all as prepared and provided to us by Argonaut’s management;

•	reviewed certain operating, financial and actuarial information relating to PXRE’s business and prospects, including projections for the four years ended December 31, 2010 and certain actuarial projections for the 24 years ended December 31, 2030 (together, the “PXRE Stand-Alone Projections”), all as prepared and provided to us by PXRE’s management;

•	reviewed certain operating, financial and actuarial information relating to New Argonaut’s business and prospects, including projections, synergy estimates and other combination benefits for the four years ended December 31, 2010 and certain actuarial projections for the 24 years ended December 31, 2030 (the “New Argonaut Combined Projections” and, together with the Argonaut Stand-Alone Projections and the PXRE Stand-Alone Projections, the “Projections”), all as prepared and provided to us by Argonaut’s management;

•	met with certain members of Argonaut’s senior management to discuss Argonaut’s and PXRE’s respective businesses, operations, historical and projected financial results and future prospects;

•	met with certain members of PXRE’s senior management to discuss PXRE’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volumes of the shares of Argonaut Common Stock and PXRE Common Stock;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Argonaut and PXRE;

•	performed various discounted cash flow analyses based on the Projections furnished to us;

•	reviewed the terms of recent mergers and acquisitions involving companies which we deemed generally comparable to PXRE;

•	reviewed the pro forma financial results, financial condition and capitalization of New Argonaut, giving effect to the Merger; and

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial, actuarial and other information provided to or discussed with us by Argonaut and PXRE or obtained by us from public sources, including, without limitation, the Projections referred to above. With respect to the New Argonaut Combined Projections, the Argonaut Stand-Alone Projections and the PXRE Stand-Alone Projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Argonaut and/or PXRE, as the case may be, as to the expected future performance of New Argonaut, Argonaut and PXRE. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the Projections, and we have further relied upon the assurances of the senior management of Argonaut and/or PXRE, as the case may be, that they are unaware of any facts that would make the information and Projections incomplete or misleading.

The Board of Directors
Argonaut Group, Inc.
March 14, 2007

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Argonaut and PXRE, nor have we been furnished with any such appraisals. We are not actuaries, our services did not include any actuarial determination or evaluation by us or any attempt to evaluate actuarial assumptions and we have relied on Argonaut’s and PXRE’s actuaries with respect to the adequacy of reserves for Argonaut’s and PXRE’s respective insurance and investment contract liabilities. We have assumed that (i) except as otherwise required by Section 367 of the Internal Revenue Code (the “Code”), the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) Argonaut, PXRE and Merger Sub should not recognize any gain or loss for United States federal income tax purposes solely as a result of the Merger pursuant to Sections 367 and 368 of the Code, (iii) the Merger should not cause PXRE or any of its affiliates to be treated as a domestic corporation under Section 7874(b) of the Code, (iv) the accounting treatment of the Merger pursuant to United States generally accepted accounting principles will not require the accrual of any liability for income taxes pursuant to FASB Interpretation No. 48 and (v) certain class action investor lawsuits and other litigation in which PXRE and/or its affiliates are currently defendants will not have a material adverse effect on PXRE’s business, financial condition and future prospects. We have further assumed that the Merger will be consummated in a timely manner and in accordance with the terms of the Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on New Argonaut, Argonaut or PXRE.

We do not express any opinion as to the price or range of prices at which the shares of Argonaut Common Stock and PXRE Common Stock may trade subsequent to the announcement of the Merger or the price or range of prices at which the shares of common stock of New Argonaut may trade subsequent to consummation of the Merger.

We have acted as a financial advisor to Argonaut in connection with the Merger and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Merger. In addition, Argonaut has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement. Bear Stearns has previously been engaged by Argonaut to provide certain investment banking and other services on matters unrelated to the Merger, and Bear Stearns may seek to provide New Argonaut, Argonaut, PXRE and their respective affiliates with certain investment banking and other services unrelated to the Merger in the future.

Consistent with applicable legal and regulatory requirements, Bear Stearns has adopted policies and procedures to establish and maintain the independence of Bear Stearns’ research departments and personnel. As a result, Bear Stearns’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to New Argonaut, Argonaut, PXRE, the Merger and other participants in the transaction that differ from the views of Bear Stearns’ investment banking personnel.

In the ordinary course of business, Bear Stearns and its affiliates may actively trade, for its own account and for the accounts of its customers, equity and debt securities, bank debt and/or other financial instruments issued by Argonaut and/or PXRE and their respective affiliates, as well as derivatives thereof, and, accordingly, may at any time hold long or short positions in such securities, bank debt, financial instruments and derivatives.

It is understood that this letter is intended for the benefit and use of the Board of Directors of Argonaut and does not constitute a recommendation to the Board of Directors of Argonaut or any holders of Argonaut Common Stock as to how to vote in connection with the Merger or otherwise. This opinion does not address Argonaut’s underlying business decision to pursue the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for Argonaut, the Special Cash Dividend or the effects of any other transaction in which Argonaut might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any joint proxy statement/prospectus to be distributed to the holders of

The Board of Directors
Argonaut Group, Inc.
March 14, 2007

Argonaut Common Stock in connection with the Merger. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the shareholders of Argonaut.

Very truly yours,

BEAR, STEARNS & CO. INC.

By:	/s/ Jay Bullock
  Senior Managing Director

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

(a) Indemnification. PXRE Group Ltd. is a Bermuda company. Section 98 of the Companies Act 1981 of Bermuda, which we refer to as the Companies Act, provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of Bermuda law otherwise would be imposed on them, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermudian company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or they are acquitted or in which they are acquitted or granted relief by the Supreme Court of Bermuda in certain proceedings arising under Section 281 of the Companies Act.

PXRE has adopted provisions in its bye-laws that provide that it shall indemnify its officers and directors to the maximum extent permitted under the Companies Act.

In addition, PXRE has entered into an indemnification agreement with the members of the board of directors appointed to the special committee of the board of directors pursuant to resolutions dated as of November 28, 2006 requiring the registrant to indemnify and hold harmless such directors against certain liabilities that may arise by reason of their status as a member of the board of directors or any committee thereof, including the special committee.

The merger agreement provides for director and officer indemnification and insurance. PXRE has agreed to maintain its existing indemnification provisions with respect to present and former directors and officers for all expenses, judgments, fines and amounts paid in settlement by reason of actions or omissions or alleged actions or omissions occurring at or prior to the effective time of the merger to the fullest extent permitted or required under applicable law, PXRE’s organizational documents and indemnification agreements of PXRE or any of its subsidiary in effect on the date of the merger agreement.

In addition, PXRE has agreed to maintain in effect, for a period of six years after the effective time of the merger, its current directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the effective time of the merger with respect to those persons who are currently covered by PXRE’s directors’ and officers’ liability insurance policies (or substitute policies with a substantially comparable insurer including at least the same coverage and amounts and containing terms and conditions which are no less advantageous than the current PXRE policies).

(b) Insurance. There is in effect a Claim-Made Management Liability and Company Reimbursement Insurance Policy (the “Policy”) with XL Specialty Insurance Company (“XL Specialty”), which insures losses incurred as a result of claims alleging wrongful acts committed by the directors and officers of PXRE Group Ltd. and its subsidiaries (with “subsidiary” defined as any entity in which PXRE Group Ltd. owns, at any time, directly or through one or more subsidiaries, more than 50% of the outstanding securities representing the right to vote for election of such entity’s directors), hereinafter collectively referred to as the “Company.” Defense expenses are included in the limit of liability under the Policy.

The Policy coverages fall into the following three categories of insuring agreements, each of which is described further below: (A) Directors’ and Officers’ Liability; (B) Company Reimbursement; and (C) Company Securities Claim Liability.

The term “loss” is defined as damages, judgments, settlements or other amounts (including punitive or exemplary damages, where insurable by law) and defense expenses in excess of the retention that the Company is legally obligated to pay, excluding (1) the multiple portion of any damage award; (2) fines, penalties or taxes imposed by law; (3) wages; or (4) matters which are uninsurable under the law pursuant to which the Policy is construed. The Policy does contain an endorsement making clear that, with respect to judgments in which punitive damages are awarded, the coverage provided by the Policy applies to the broadest extent permitted by law and, if, based on the written opinion of counsel for the Company, punitive damages are insurable under applicable law, then PXRE will not dispute the written opinion of the counsel of the Company.

The inception date of the Policy is November 20, 2006 and the expiration date of the Policy is November 20, 2007 (the “Policy Period”). PXRE Group Ltd. has the right, upon payment of an additional premium, to a one-year extension of the coverage provided by the Policy, subject to the terms and conditions set forth in the Policy (the “Optional Extension Period”).

I.	POLICY COVERAGES

(A) Directors’ and Officers’ Liability:

Except for loss which the Company is permitted or required to pay on behalf of the directors or officers as indemnification, the Policy insures the directors and officers of the Company against loss arising from any claim made against such directors or officers for a wrongful act (such as any actual or alleged act, error, omission, misstatement, misleading statement, neglect or breach of duty) by any such director or officer while acting in his or her capacity as such or while serving in a functionally equivalent role for the Company, while serving, at the specific written request of the Company, as a director, officer, trustee, regent or governor of a non-profit entity or while serving in an elected or appointed position having fiduciary, supervisory or managerial duties and responsibilities comparable to those of a director or officer of the Company, regardless of the name or title by which such position is designated, of a joint venture, at the specific written request of the Company.

The Policy also insures the directors and officers of the Company against loss arising from any claim made against such directors or officers for an employment practices wrongful act. “Employment Practices Wrongful Act” is defined as any actual or alleged (1) wrongful termination of employment whether actual or constructive; (2) employment discrimination of any kind, including violation of any federal, state or local law involving employment or discrimination in employment which would deprive or potentially deprive any person of employment opportunities or otherwise adversely affect his or her status as an employee, because of such person’s race, color, religion, age, sex, national origin, disability, pregnancy, or other protected status; (3) sexual or other harassment in the workplace; or (4) wrongful deprivation of career opportunity, employment related misrepresentations, retaliatory treatment against an employee of the Company, failure to promote, demotion, wrongful discipline or evaluation, or refusal to hire.

(B) Company Reimbursement:

The Policy insures the Company against loss resulting from a claim made against the directors or officers during the Policy Period or, if applicable, the Optional Extension Period, for which the Company has, to the extent permitted or required by law, indemnified the directors and officers.

(C) Company Securities Claim Liability:

The Policy provides coverage to the Company against losses resulting from a securities claim. “Securities claim” is defined as a claim: (1) for a violation of any federal, state, local regulation, statute or rule regulating securities, including but not limited to the purchase or sale of, or offer to purchase or sell, securities which is brought by any person or entity based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the purchase or sale of, or offer to purchase or sell, securities of the Company or brought by a security holder of the Company with respect to such security holder’s interest in securities of the Company; or (2) brought derivatively on behalf of the Company by a security holder of the Company.

II.	POLICY EXCLUSIONS

Among other exclusions, the Policy does not provide coverage for loss in connection with claims (1) brought about or contributed to in fact by any intentionally dishonest, fraudulent or criminal act or omission or any willful violation of any statute, rule or law; or (2) a director or officer’s gaining in fact any profit or remuneration to which they were not legally entitled.

Claims brought by, on behalf of, or at the direction of the Company are excluded from coverage, except and to the extent such claim is brought derivatively by a security holder of the Company who, when such claim is made and maintained, is acting independently of, and without the solicitation, assistance, participation or intervention of an officer or director or the Company or is brought by the Bankruptcy Trustee or Examiner of the Company or any assignee of such Trustee or Examiner, or any Receiver, Conservator, Rehabilitator, or Liquidator or comparable authority of the Company.

III.	POLICY LIMITS AND COVERAGE LAYERS

The aggregate limit of liability is $10,000,000 per policy year (subject to a $5,000,000 self insured retention), including claims and expenses. Excess coverage over this primary layer is provided as follows: Hartford Financial Services Group, Inc., which we refer to as Hartford ($10,000,000 excess of $10,000,000), Travelers Companies, Inc., which we refer to as Travelers ($10,000,000 excess of $20,000,000), XL Specialty Insurance Company, which we refer to as XL ($5,000,000, part of $10,000,000, excess of $30,000,000), Hartford ($5,000,000, part of $10,000,000, excess of $30,000,000), XL ($5,000,000, part of $10,000,000, excess of $40,000,000), Travelers ($5,000,000, part of $10,000,000, excess of $40,000,000).

Item 21.	Exhibits and Financial Statement Schedules.

The exhibits to this registration statement set forth on the Exhibit Index, beginning on page II-7, filed as part of this registration statement are incorporated herein by reference.

Item 22.	Undertakings.

a. The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required in Section 10(a)(3) of the Securities Act, as amended;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

b. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

d. The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

e. The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 under the Securities Act, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

f. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

g. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda.

PXRE GROUP LTD.

By:	/s/ Robert P. Myron
Name: Robert P. Myron

Title:	Executive Vice President, Chief Financial Officer and Treasurer
Date: June 18, 2007

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Jeffrey L. Radke* Jeffrey L. Radke	President, Chief Executive Officer and Director (Principal Executive Officer)	June 18, 2007

/s/ Robert P. Myron Robert P. Myron	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	June 18, 2007

Gerald L. Radke* Gerald L. Radke	Director	June 18, 2007

Bradley E. Cooper* Bradley E. Cooper	Director	June 18, 2007

Mural R. Josephson* Mural R. Josephson	Director	June 18, 2007

F. Sedgwick Browne* F. Sedgwick Browne	Director	June 18, 2007

Craig A. Huff* Craig A. Huff	Director	June 18, 2007

Jonathan Kelly* Jonathan Kelly	Director	June 18, 2007

Wendy Luscombe* Wendy Luscombe	Director	June 18, 2007

Philip R. McLoughlin* Philip R. McLoughlin	Director	June 18, 2007

Donald Puglisi*
Name: Donald Puglisi
Title: Authorized U.S. Representative
Date: June 18, 2007

*By:	/s/ Robert P. Myron Robert P. Myron Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, dated as of March 14, 2007 and amended and restated as of June 8, 2007, by and among PXRE Group Ltd., PXMS Inc. and Argonaut Group, Inc. (included as Annex A to the joint proxy statement/prospectus and incorporated herein by reference)
3.1	Memorandum of Association of PXRE Group Ltd. (Exhibit 3.1 to PXRE Group Ltd.’s Form S-4 Registration Statement dated August 18, 1999)**
4.1	Amended Bye-laws of PXRE Group Ltd., dated as of November 18, 2005. (Exhibit 3.2 to PXRE Group Ltd.’s annual report on Form 10-K for the fiscal year ended December 31, 2005)**
4.2	Voting and Conversion Agreement, dated as of March 14, 2007, by and among PXRE Group Ltd., Argonaut Group, Inc. and the Stockholders named therein (Exhibit 4.1 to PXRE Group Ltd.’s current report on Form 8-K/A filed on March 19, 2007)**
5.1	Opinion of Conyers Dill & Pearman***
8.1	Form of Opinion of Dewey Ballantine LLP as to tax matters***
8.2	Form of Opinion of LeBoeuf, Lamb, Greene & MacRae LLP as to tax matters***
10.1	Separation Agreement dated March 14, 2007 between PXRE Group Ltd. and Jeffrey L. Radke (Exhibit 10.1 to PXRE Group Ltd.’s current report on Form 8-K/A filed on March 19, 2007)**
23.1	Consent of KPMG LLP, independent registered public accounting firm for PXRE Group Ltd.*
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm for Argonaut Group, Inc.*
23.3	Consent of Dewey Ballantine LLP***
23.4	Consent of LeBoeuf, Lamb, Greene & MacRae LLP***
23.5	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
24.1	Powers of Attorney for PXRE Group Ltd. ***
99.1	Form of Proxy for PXRE Group Ltd. ***
99.2	Form of Proxy for Argonaut Group, Inc. *
99.3	Form of Letter of Transmittal***
99.4	Consent of Keefe, Bruyette & Woods, Inc. *
99.5	Consent of Bear, Stearns & Co. Inc.*
99.6	Consent of Gary V. Woods to be named as a director***
99.7	Consent of H. Berry Cash to be named as a director***
99.8	Consent of Hector De Leon to be named as a director***
99.9	Consent of Allan W. Fulkerson to be named as a director***
99.10	Consent of David Hartoch to be named as a director***
99.11	Consent of Frank Maresh to be named as a director***
99.12	Consent of John R. Power, Jr. to be named as a director***
99.13	Consent of Fayez F. Sarofim to be named as a director***
99.14	Consent of Mark E. Watson III to be named as a director***

*	Filed herewith

**	Incorporated by reference herein

***	Previously filed